As Filed with the Securities and Exchange Commission on June 17, 2003

Registration No. 333-104965

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CATELLUS SUBCO, INC.

(Exact Name of Registrant as Specified in its Governing Instrument)

DELAWARE	6798	94–2953477
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

201 Mission Street

San Francisco, California 94105

(415) 974-4500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Vanessa Washington

Senior Vice President and General Counsel

Catellus Development Corporation

Catellus SubCo, Inc.

201 Mission Street

San Francisco, California 94105

(415) 974-4500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies To:

Frederick B. McLane O’Melveny & Myers LLP 400 S. Hope Street Los Angeles, California 90071 (213) 430-6000	Gilbert G. Menna Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000

Approximate Date of Commencement of Proposed Sale of the Securities to the Public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

Proxy Statement/Prospectus

Subject To Completion, dated June 17, 2003

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Catellus REIT may not sell these securities until the registration statement is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Dear Catellus Stockholder:

I am pleased to invite you to attend the 2003 annual meeting of stockholders of Catellus Development Corporation, a Delaware corporation, which will be held at the Palace Hotel, Ralston Room, 2 New Montgomery Street, San Francisco, California, on             , 2003 at 9:00 a.m., local time.

I am also pleased to report that the Catellus board of directors has unanimously approved a plan to restructure the business operations of Catellus to allow for Catellus to be taxed as a real estate investment trust, or REIT, for federal income tax purposes. We refer to this restructuring plan as the REIT conversion.

The REIT conversion will include, among other things, the merger of Catellus with and into Catellus Operating Limited Partnership, a recently formed Delaware limited partnership. Catellus Operating Limited Partnership is controlled by Catellus SubCo, Inc. (referred to as Catellus REIT), a wholly owned subsidiary of Catellus recently formed for the purposes of effecting the REIT conversion. Following the merger, Catellus REIT will be renamed “Catellus Development Corporation” and will hold the assets currently held by Catellus and will conduct substantially all of the existing businesses of Catellus through Catellus Operating Limited Partnership. In the merger, you will receive one share of Catellus REIT common stock for each share of Catellus common stock you own. We estimate that in the merger Catellus REIT will issue or will reserve for issuance after the assumption of outstanding options and other rights to purchase shares of Catellus common stock 97,008,879 common shares. We anticipate that the shares of Catellus REIT common stock will trade on the New York Stock Exchange under the symbol “CDX.”

At the annual meeting, you also will be asked to: (a) elect eleven directors; (b) approve an amendment to our 2000 Performance Award Plan; (c) approve a new incentive plan which we refer to as the 2003 Performance Award Plan; and (d) consider such other matters, including a stockholder proposal, as may properly come before the meeting.

We cannot complete the merger unless the holders of a least a majority of the outstanding shares of Catellus common stock vote in favor of the merger agreement, which will effect the REIT conversion, and the amendment to the 2000 Performance Award Plan. After careful consideration, your board of directors has unanimously approved the REIT conversion, which contemplates the merger and the other restructuring transactions and recommends that all stockholders vote “FOR” the adoption of the merger agreement, which will effect the REIT conversion, “FOR” the election of the eleven director nominees, “FOR” the approval of the amendment to the 2000 Performance Award Plan, “FOR” the approval of the 2003 Performance Award Plan, and “AGAINST” the stockholder proposal.

This proxy statement/prospectus is a prospectus of Catellus REIT as well as a proxy statement for Catellus and provides you with detailed information about the REIT conversion and the annual meeting. We encourage you to read carefully this entire proxy statement/prospectus, including all its annexes, and we especially encourage you to read the section on “Risk Factors” beginning on page 17.

Sincerely,

Nelson C. Rising

Chairman of the Board and

Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of common stock to be issued by Catellus REIT under this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated             , 2003, and is being first mailed to stockholders on or about             , 2003.

CATELLUS DEVELOPMENT CORPORATION

201 Mission Street, Second Floor

San Francisco, California 94105

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

            , 2003

Catellus Development Corporation will hold its 2003 Annual Meeting of Stockholders on             , 2003, at 9:00 a.m., local time, at the Palace Hotel, Ralston Room, 2 New Montgomery Street, San Francisco, California, for the following purposes:

(1)  To vote upon a proposal to approve and adopt the agreement and plan of merger dated             , 2003 among Catellus, Catellus SubCo, Inc., a newly formed wholly owned subsidiary of Catellus, and Catellus Operating Limited Partnership, a subsidiary controlled by Catellus SubCo, Inc., which will implement the restructuring of Catellus to allow Catellus to qualify as a real estate investment trust, or REIT, for federal income tax purposes;

(2)  To elect eleven directors;

(3)  To vote upon a proposal to amend the 2000 Performance Award Plan;

(4)  To vote upon a proposal to approve the 2003 Performance Award Plan;

(5)  To vote upon one stockholder proposal, if presented at the annual meeting; and

(6)  To transact any other business that is properly brought before the annual meeting or at any adjournments or postponements of the annual meeting.

Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

If you were a stockholder of record at the close of business on             , 2003, you are entitled to notice of, and to vote at, the annual meeting. For at least ten days before the meeting, we will make a list of our stockholders available at our offices at 201 Mission Street, Second Floor, San Francisco, California. Your vote is important. Even if you plan to attend the meeting, we request that you sign and date the enclosed proxy card and return it without delay in the enclosed postage-paid envelope. Alternatively, you may vote electronically using the Internet (www.proxyvote.com) or by telephone by following the instructions on the proxy card. If you attend the meeting, you may withdraw your proxy vote and vote in person on any matter properly brought before the meeting.

Please vote using one of the methods set forth above, so that your shares of stock will be represented at the meeting.

By Order of the Board of Directors,

Vanessa L. Washington

Secretary

            , 2003

San Francisco, California

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Catellus Development Corporation, or Catellus, files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any reports, proxy statements and other information at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the SEC Public Reference Room. The SEC also maintains a website that contains these reports and other documents at  http://www.sec.gov.

Catellus SubCo, Inc., or Catellus REIT, has filed a registration statement on Form S-4 to register with the SEC the Catellus REIT common stock that Catellus stockholders will receive in connection with the merger. This proxy statement/prospectus is part of the registration statement of Catellus REIT on Form S-4 and is a prospectus of Catellus REIT and a proxy statement of Catellus for its annual meeting.

This proxy statement/prospectus incorporates important business and financial information about Catellus from documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus. The SEC permits us to “incorporate by reference” important information by referring you to another document filed separately with the SEC. This means that the information incorporated by reference is deemed to be part of this proxy statement/prospectus, unless superseded by information contained directly in this proxy statement/prospectus or by information in documents that we incorporate by reference now but do not actually file with or furnish to the SEC until later.

Specifically, this proxy statement/prospectus incorporates by reference the documents set forth below, all of which have been previously filed with the SEC.

Catellus SEC Filings (File No. 1-10622)	Period or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003
Current Report on Form 8-K	March 3, 2003
Current Report on Form 8-K, as amended	May 7, 2003

In addition, we also incorporate by reference into this proxy statement/prospectus additional information that Catellus may file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this proxy statement/prospectus and the date of the annual meeting. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

You may not have some of the documents incorporated by reference, but you can obtain any of them through the SEC as described above or from us at no cost by directing a written or oral request to us at Catellus Development Corporation, 201 Mission Street, Second Floor, San Francisco, California, 94105, Attn.: Director of Investor Relations, or by telephone at (415) 974-4649, or email at InvestorRelations@catellus.com, or at our website at www.catellus.com. Except for the documents described above, information on our website is not otherwise incorporated by reference into this proxy statement/prospectus.

If you would like to request documents from us, please do so by                  , 2003 in order to receive them prior to the annual meeting.

Upon consummation of the merger, Catellus REIT will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You should rely only on the information in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date on the front page. We are not making any offer to sell (or soliciting any offer to buy) any securities, or soliciting any proxy, in any state where it is unlawful to do so.

i

ii

ANNEX A	Agreement and Plan of Merger

ANNEX B-1	Form of Restated Certificate of Incorporation of Catellus REIT

ANNEX B-2	Form of Amended and Restated Bylaws of Catellus REIT

ANNEX C	Form of Amended and Restated Agreement of Limited Partnership of the Operating Partnership

ANNEX D	Fairness Opinion of Morgan Stanley & Co. Incorporated

ANNEX E	Amended Audit Committee Charter

ANNEX F	Amended 2000 Performance Award Plan

ANNEX G	2003 Performance Award Plan

iii

QUESTIONS AND ANSWERS ABOUT THE REIT CONVERSION

Q:	What is proposed?

A:	The board of directors of Catellus has approved a plan to restructure Catellus’ business operations in connection with the board’s determination that it would be in the best interests of Catellus and its stockholders if Catellus were to elect to be treated as a real estate investment trust, or REIT, for federal income tax purposes. We refer to this plan, including the related restructuring transactions, as the REIT conversion. The REIT conversion is comprised of the following key components.

•	A restructuring of Catellus’ business operations to enable it to qualify as a REIT and the subsequent election to be taxed as a REIT for federal income tax purposes.

•	The payment of a regular quarterly dividend beginning for the third quarter of 2003.

•	The payment of a one-time special dividend in December 2003 or January or February 2004 in order to distribute earnings and profits accumulated prior to the REIT conversion.

A REIT is a company that derives most of its income from real estate, such as industrial buildings, office buildings, retail buildings, or real estate mortgages. If a corporation qualifies as a REIT, it generally will not be subject to federal corporate income taxes on income and gain that it distributes to its stockholders, thereby reducing its corporate-level taxes.

Q:	What happens in the REIT conversion?

A:	The REIT conversion involves several restructuring transactions:

The Merger and Formation of an UPREIT Structure (see pages 38 and 42)

The principal restructuring transactions are the merger and the formation of an umbrella partnership real estate investment trust (UPREIT) structure. In the merger, Catellus will merge with and into Catellus Operating Limited Partnership, a recently formed Delaware limited partnership, which we refer to in this proxy statement/prospectus as the Operating Partnership. Catellus SubCo, Inc., or Catellus REIT, is a wholly owned subsidiary of Catellus and owns, directly or indirectly, all of the equity interests in the Operating Partnership. The Operating Partnership will be the surviving entity in the merger and will succeed to and continue the business of Catellus.

As a consequence of the merger:

•	each outstanding share of common stock of Catellus will be converted into one share of common stock of Catellus REIT;

•	Catellus REIT will be renamed “Catellus Development Corporation” and will become the publicly traded, New York Stock Exchange listed, parent company that will succeed to and continue to operate, directly or indirectly, all of the existing business of Catellus;

•	the existing board of directors of Catellus and the management of Catellus will be the board of directors and management, respectively, of Catellus REIT; and

•	the rights of the stockholders of Catellus REIT will be governed by the restated certificate of incorporation and amended and restated bylaws of Catellus REIT.

We have attached a copy of the merger agreement as Annex A and a copy of the form of restated certificate of incorporation and the form of amended and restated bylaws of Catellus REIT as Annex B-1 and Annex B-2, respectively.

We believe the merger is an essential component of the REIT conversion because it will enable Catellus REIT to operate in a structure commonly referred to as an “UPREIT.” An UPREIT is typically a REIT whose real properties are held by, and whose operations are conducted through, a subsidiary partnership which in our case will be the Operating Partnership. Catellus REIT will be the general partner of the Operating Partnership and will control the Operating Partnership. The UPREIT structure may facilitate future acquisitions of new properties by permitting sellers to exchange properties for units in the Operating Partnership while deferring inherent tax gain.

Other Important Restructuring Transactions (see page 42)

As part of the REIT conversion, the Operating Partnership will, directly or indirectly, generally hold all of Catellus’ existing assets and activities associated with rental property and mortgage debt income, and investment land and industrial land on which property is slated to be developed and added to our existing rental portfolio.

Prior to the consummation of the REIT conversion, we will transfer various assets that cannot be held directly by the Operating Partnership to one or more wholly owned subsidiaries in order to comply with certain REIT qualification restrictions, or, in the case of properties held for sale to third parties, to avoid penalty taxes on the income from the sale of these properties. The transferred assets will consist primarily of land to be developed for sale to third parties and interests in development joint ventures. These subsidiaries will elect to be treated as “taxable REIT subsidiaries” effective upon the REIT conversion. Income from these taxable REIT subsidiaries will be either distributed to the Operating Partnership, where it will contribute to income available for distribution to our stockholders or be reinvested into Catellus’ business, or be retained by the taxable REIT subsidiaries and used to fund their operations.

A taxable REIT subsidiary is a taxable corporate subsidiary of a REIT that pays corporate tax at regular rates on its taxable income. Through these taxable REIT subsidiaries, we will be able to continue certain business operations that would otherwise jeopardize our REIT qualification or, in the case of income from the sale of properties held for sale to third parties, would be subject to penalty taxes if conducted outside a taxable REIT subsidiary.

Q:	Why does the board of directors consider the 2000 Plan Amendment an integral component of the REIT conversion?

A:	Early in the process of examining the desirability of converting Catellus to a REIT, the board of directors recognized that the conversion could significantly affect long-term incentives (particularly stock options) in place for our executives and key employees. The board was concerned that adjustments be made to such long-term incentives in a manner that would allow Catellus to retain management capable of guiding Catellus through the transition from C corporation to REIT. The amendment to the 2000 Performance Award Plan, which we refer to as the 2000 Plan Amendment, is designed to provide the opportunity for certain of our employees to exchange their stock options that were unvested on December 1, 2002 for replacement grants of restricted stock or restricted stock units. We refer to this exchange as the stock option exchange offer in this proxy statement/prospectus. See “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan” beginning on page 187.

Approval of the 2000 Plan Amendment by Catellus stockholders is a condition to the completion of the merger. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the 2000 Plan Amendment.

Q:	Why are we proposing the REIT conversion?

A:	We are proposing the REIT conversion and the related restructuring transactions primarily for the following reasons:

•	to reduce our corporate-level taxes. As a REIT, we will be able to eliminate corporate level taxes on most of our income, including the income we receive from our rental property portfolio;

•	to benefit our stockholders by paying regular cash dividends:

•	by becoming a dividend paying company, our stockholder base may expand to include investors attracted by yield as well as asset quality, which may improve the liquidity of our capital stock and provide a more stable stockholder base;

•	to make performance comparisons with our peers more meaningful. As a REIT, our stockholders will benefit from an established research community which can provide meaningful comparisons with other industrial REITS; and

•	the adoption of an UPREIT structure will provide a flexible structure for future acquisitions of new properties by permitting sellers to exchange properties for units in the Operating Partnership while deferring inherent tax gain. Similar tax-deferred acquisitions have been an important source of growth for many public REITs.

To review the background of and the reasons for the REIT conversion in greater detail, and the related risks associated with the restructuring, see “Proposal 1—Background of the REIT Conversion” beginning on page 33 and “Risk Factors” beginning on page 17.

Q:	What risks are associated with the restructuring?

A:	As a REIT, we will be unable to retain earnings as we will be required each year to distribute to our stockholders at least 90% of our net taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain). In addition, we will need to comply with the highly complicated REIT qualification regulations. You should also consider the specific factors discussed in the section entitled “Risk Factors” beginning on page 17.

Q:	What will I receive in connection with the REIT conversion? When will I receive it?

A:	Shares of Catellus REIT Common Stock

At the time of the completion of the merger, you will receive one share of the new Catellus REIT common stock in exchange for each of your currently outstanding shares of Catellus common stock together with the associated right issued under the Rights Agreement, dated as of December 16, 1999, between Catellus and American Stock Transfer and Trust Company.

Regular Quarterly Dividends

As a REIT, Catellus REIT will have to distribute annually at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). If the merger, which will effect the REIT conversion, and the 2000 Plan Amendment (described below) are approved by our stockholders, we expect to commence payment of a regular quarterly dividend (whether or not the merger has occurred) for the third quarter of 2003 in an amount equal to $0.30 per existing share of Catellus common stock, although the actual amount of the dividends will be as determined and declared by our board of directors and will depend on, among other factors, our financial condition and earnings.

If you dispose of your shares before the record date for the third quarter dividend, you will not receive the third quarter dividend or any other regular quarterly dividend.

Special E&P Distribution

A REIT is not permitted to retain earnings and profits accumulated during years when the company or its predecessor was taxed as a regular C corporation. Therefore, in order to qualify as a REIT, we plan to distribute these earnings and profits by paying a one-time special dividend to stockholders in the form of a right to elect to receive either cash, shares of Catellus REIT common stock, or a combination of both. We refer to this dividend as the “special E&P distribution.”

We expect that the special E&P distribution will be declared in the last quarter of 2003 and paid in either December 2003 or January or February 2004. We currently estimate that the aggregate value of the special E&P distribution will be approximately $300 million, consisting of a combination of Catellus REIT common stock and cash. This may be adjusted by any amount that the board of directors may determine is appropriate to protect Catellus REIT’s ability to qualify as a REIT.

Also, in the event we receive a favorable determination from the Internal Revenue Service in connection with a ruling we are currently seeking, we will limit the total amount of cash payable in the special E&P distribution to a maximum of $100 million, with the balance of the special E&P distribution ($200 million), to be in the form of Catellus REIT common stock. In that case, if the total amount of cash elected by our stockholders exceeds $100 million, then the available cash will be prorated among our stockholders making cash elections. Based on the number of shares of Catellus common stock outstanding on March 31, 2003 and including the maximum number of shares of restricted stock or restricted stock units that may be issued in the stock option exchange offer, the special E&P distribution would be $1.13 in cash and $2.25 in Catellus REIT common stock per share. If the holders of vested options to purchase Catellus common stock were to exercise all vested options, these per share amounts would be reduced to $1.07 in cash and $2.14 in Catellus REIT common stock per share. Absent this limit, the total amount of cash distributed will depend upon the extent to which our stockholders elect to receive cash rather than shares of Catellus REIT common stock.

The rights distributed in the special E&P distribution will not be separable from the underlying Catellus common stock and will only be transferable together with the underlying Catellus common stock. If you dispose of your shares of Catellus REIT common stock before the record date for the special E&P distribution, you will not receive the special E&P distribution.

Q:	When do we expect to complete the merger and make the REIT election?

A:	We expect to complete the merger by the end of December 2003 and expect that Catellus REIT will elect REIT status effective January 1, 2004
.	However, Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

Q:	Will the REIT conversion change Catellus’ current diversified real estate operations?

A:	Over the past few years, we have transformed our large land portfolio into predominantly industrial rental property and capital that we have reinvested back into our business. Now, we are sharpening our focus on industrial properties and capitalizing on the advantages and tax benefits that the planned REIT structure will provide. We plan to continue to manage and develop our current mixed-use development projects underway, but our long term goal is to increase our focus on industrial real estate development and management and to decrease our percentage of non-industrial rental income. We expect to grow revenues over time by strategically developing industrial properties to add to our income producing portfolio and by recycling surplus capital from our urban and residential activities into our industrial business.

Q:	Am I being asked to vote on any other proposals at the annual meeting?

A:	Yes. You will be asked to consider and vote upon proposals to:

•	elect eleven directors;

•	approve the 2000 Plan Amendment. The board of directors considers the 2000 Plan Amendment to be an integral component of the REIT conversion;

•	approve the 2003 Performance Award Plan; and

•	vote upon a stockholder proposal, if presented at the annual meeting.

Q:	What is the purpose of the 2003 Performance Award Plan?

A:

The 2003 Performance Award Plan is designed to allow us to adequately provide future incentives to those individuals upon whose efforts we will rely for the continued success and growth of our business. If stockholders approve the 2003

Performance Award Plan, we will not grant any additional awards under our 2000 Performance Award Plan (except for certain replacement grants that may be made in connection with the stock option exchange offer), or under any of our other stock incentive plans, after the annual meeting.

Q:	How does the board of directors recommend I vote on the proposals?

A:	Your board of directors believes that the REIT conversion is advisable and in the best interests of Catellus and its stockholders. Your board of directors unanimously recommends that you vote:

•	“FOR” the adoption of the merger agreement, which will effect the REIT conversion and the other transactions contemplated by the merger agreement;

•	“FOR” the election of the eleven director nominees;

•	“FOR” the approval of the 2000 Plan Amendment;

•	“FOR” the approval of the 2003 Performance Award Plan; and

•	“AGAINST” the stockholder proposal.

Q:	Can I attend the annual meeting and vote my shares in person?

A:	Yes. All stockholders are invited to attend the annual meeting. Stockholders of record on , 2003 can vote in person at the annual meeting. If your shares are held by a broker, bank or other nominee, then you are not the stockholder of record and you must bring to the annual meeting appropriate documentation from your broker, bank or other nominee confirming your beneficial ownership of the shares in order to vote at the annual meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will provide you with directions on voting your shares, and you should instruct your broker to vote your shares according to those instructions. Under the rules of the New York Stock Exchange, your broker is permitted to vote your shares on the election of the directors, even if the broker does not receive instructions from you. However, your broker is not permitted to vote your shares with respect to the proposal relating to the merger, the 2000 Plan Amendment, the 2003 Performance Award Plan,
and the stockholder proposal without your voting instructions.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this proxy statement/prospectus including its annexes. It contains important information about what the board of directors of Catellus considered in evaluating the REIT conversion, the merger agreement and the other proposals.

You should then complete and sign your proxy card and return it in the enclosed envelope as soon as possible so that your shares will be represented at the annual meeting, or vote your proxy by telephone or the Internet in accordance with the instructions on your proxy card.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the annual meeting. You can do this by giving written notice to our corporate secretary, by filing another proxy with a later date, or by attending the meeting and voting in person. See “Voting Procedures” beginning on page 31.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, we will send to you instructions for exchanging your stock certificates that currently represent your existing Catellus common stock for new stock certificates representing your new Catellus REIT common stock.

Q:	Where will my new Catellus REIT common stock be traded?

A:	Catellus REIT has applied to list the new shares of Catellus REIT common stock on the New York

Stock Exchange, or NYSE, upon consummation of the merger. We expect that the new Catellus REIT common stock will trade under our current symbol “CDX.” In addition, the listing of Catellus common stock on the NYSE, Chicago Stock Exchange and Pacific Exchange will be terminated at the same time.

Q:	Whom should I call with questions?

A:	If you have any questions about the merger, which will effect the REIT conversion, or if you would like additional copies of this proxy statement/prospectus, or a new proxy card, or if you have questions or need assistance with the completion of your proxy card, you should call Minnie Wright, our Director of Investor Relations, at (415) 974-4649.

STRUCTURE OF THE TRANSACTION

The following diagrams summarize the corporate structure of Catellus before and after the REIT conversion, including the merger and the related restructuring transactions:

Transaction Steps

1.	Catellus contributes certain assets to one or more wholly owned subsidiaries which will become taxable REIT subsidiaries following the REIT conversion.

2.	Catellus merges with and into the Operating Partnership.

3.	Catellus stockholders receive one share of Catellus REIT common stock for each share of Catellus common stock they own.

4.	Catellus REIT distributes the special E&P distribution to its stockholders in December 2003 or January or February 2004.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers in order to fully understand the REIT conversion, the merger and the other proposals. In particular, you should read the annexes attached to this proxy statement/prospectus, including the merger agreement, which is attached as Annex A. You also should read the form of restated certificate of incorporation and form of amended and restated bylaws of Catellus REIT which are attached as Annex B-1 and Annex B-2, respectively, because they will be the certificate of incorporation and bylaws governing your rights as a stockholder of Catellus REIT following the merger. See the section entitled “Where You Can Find Additional Information” in the front part of this proxy statement/prospectus. For a discussion of the risk factors that you should carefully consider, see the section entitled “Risk Factors” beginning on page 17. Most items in this summary include a page reference directing you to a more complete description of that item.

The information contained in this proxy statement/prospectus, unless otherwise indicated, assumes the REIT conversion and all the transactions related to the REIT conversion, including the merger, will occur. When used in this proxy statement/prospectus, the terms “Company,” “Catellus,” “we,” “our” and “us” refer to Catellus Development Corporation and its subsidiaries with respect to the period prior to the merger and the REIT conversion, and Catellus REIT and its subsidiaries including Catellus Operating Limited Partnership with respect to the period after the REIT conversion.

The Companies

Catellus Development Corporation

201 Mission Street, Second Floor

San Francisco, California 94105

(415) 974-4500

www.catellus.com

Catellus Development Corporation, or Catellus, is a Delaware corporation. We are a real estate operating company with a significant portfolio of rental properties and developable land. Operations consist primarily of the management, acquisition, development, and sale of real estate. We became a publicly traded company in 1990 when we were spun off from Santa Fe Pacific Corporation in order to conduct its non-railroad real estate activities. We currently have four primary groups:

•	Asset Management, which provides management and leasing services for our rental portfolio;

•	Suburban Commercial, which acquires and develops suburban commercial business parks for our own rental portfolio and sells land and/or buildings;

•	Suburban Residential, which develops suburban residential communities and sells lots to homebuilders; and

•	Urban, which focuses on developing three large urban mixed-use projects for our own rental portfolio or for sale to third parties.

Catellus SubCo, Inc.

201 Mission Street, Second Floor

San Francisco, California 94105

(415) 974-4500

Catellus SubCo, Inc. is a Delaware corporation and is referred to in this proxy statement/prospectus as “Catellus REIT.” After the merger described below, Catellus REIT will be renamed “Catellus Development Corporation.” Catellus REIT is a wholly owned subsidiary of Catellus and was organized in Delaware on March 28, 2003 to succeed to and continue the business of Catellus upon consummation of the merger of Catellus with and into Catellus Operating Limited Partnership, which we refer to as the Operating Partnership. Catellus REIT has conducted no business to date other than that incident to the REIT conversion. After the merger and the completion of the other restructuring transactions comprising the REIT conversion, the Company will operate in a structure commonly referred to as an umbrella partnership real estate investment trust, or UPREIT. An UPREIT is a REIT whose real properties are held by, and whose operations are conducted through, a subsidiary limited partnership. Catellus REIT, the sole general partner of the Operating Partnership, will conduct substantially all of the real estate operations currently conducted by Catellus, directly or indirectly, through the Operating Partnership.

Catellus Operating Limited Partnership

201 Mission Street, Second Floor

San Francisco, California 94105

(415) 974-4500

The Operating Partnership is a Delaware limited partnership organized on April 10, 2003. Catellus REIT is the sole general partner of the Operating Partnership and Catellus REIT, LLC, a wholly owned, direct subsidiary of Catellus REIT and a Delaware limited liability company, is the sole limited partner of the Operating Partnership. The formation of the Operating Partnership will enable Catellus REIT to operate together with the Operating Partnership in an UPREIT structure. The Operating Partnership will hold, directly or indirectly, substantially all of Catellus’ assets, including any taxable REIT subsidiaries. The Operating Partnership initially will be treated as a disregarded entity for federal income tax purposes.

General

The board of directors of Catellus has approved a plan, pending the approval of the stockholders of Catellus, to restructure Catellus’ business operations so that Catellus REIT, as the successor of Catellus’ assets and business operations following the merger, will qualify as a REIT for federal income tax purposes. We refer to the merger, the related restructuring transactions, and the election of REIT status by Catellus REIT in this proxy statement/prospectus as the REIT conversion. The REIT conversion is designed to enable Catellus REIT, as the business successor of Catellus, to reposition its assets and business operations in a manner eligible to elect to be treated as a REIT for federal income tax purposes. If Catellus REIT qualifies as a REIT, subject to certain exceptions as further discussed in “Proposal 1—Other Restructuring Transactions; Formation of the Taxable REIT Subsidiaries” beginning on page 42, Catellus REIT generally will not be subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is distributed to its stockholders. This treatment would substantially eliminate the federal “double taxation” on earnings (at the corporate and stockholder levels) that generally results from investment in a corporation. However, as explained more fully below, the third party development operations of Catellus would continue to be subject to federal corporate income taxes.

Catellus stockholders are also asked to vote upon proposals to elect eleven directors, approve an amendment to the 2000 Performance Award Plan, which we refer to as the 2000 Plan Amendment, approve the 2003 Performance Award Plan, and vote upon a stockholder proposal, if presented at the annual meeting.

The board of directors considers the 2000 Plan Amendment to be an integral component of the REIT conversion, and has included the approval of the 2000 Plan Amendment by Catellus stockholders as a condition to the completion of the merger. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the 2000 Plan Amendment. If the merger, which will effect the REIT conversion, and the 2000

Plan Amendment are approved by stockholders, no additional grants will be made under the amended 2000 Plan or any of our other existing stock incentive plans after the completion of the stock option exchange offer (see “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan” for more information about the 2000 Plan Amendment and the stock option exchange offer beginning on page 187).

We are distributing this proxy statement/prospectus to you as a holder of Catellus common stock in connection with the solicitation of proxies by your board of directors for your approval of a proposal to approve and adopt the merger agreement which will implement the REIT conversion including the related restructuring transactions, as well as other proposals described in this proxy statement/prospectus. A copy of the merger agreement is attached as Annex A.

Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

We estimate that one-time transaction costs incurred in connection with the REIT conversion will be approximately $13 million.

Board of Directors and Management of Catellus REIT (See page 164)

The existing board of directors of Catellus and the management of Catellus will be the board of directors and management, respectively, of Catellus REIT.

Regulatory Approvals (See page 41)

We are not aware of any federal, state or local regulatory requirements that must be complied with or approvals that must be obtained prior to consummation of the merger pursuant to the merger agreement, other than compliance with applicable federal and state securities laws, the filing of a certificate of merger as required under the Delaware General Corporation Law and various state governmental authorizations.

Comparative Stockholder Rights (See page 135)

Your rights as a Catellus stockholder are currently governed by the Delaware General Corporation Law, which we refer to as Delaware Corporate Law, Catellus’ restated certificate of incorporation, as amended, and the amended and restated bylaws of Catellus. If the merger agreement is adopted by Catellus’ stockholders and the merger is consummated, you will become a stockholder of Catellus REIT and your rights as a stockholder of Catellus REIT will be governed by Delaware Corporate Law, the restated certificate of incorporation of Catellus REIT and the amended and restated bylaws of Catellus REIT. Some important differences exist between your rights as a Catellus stockholder and your rights as a Catellus REIT stockholder.

The major difference is that, primarily to satisfy certain additional requirements under the Internal Revenue Code that are applicable to REITs in general and to otherwise address concerns relating to capital stock ownership, the restated certificate of incorporation of Catellus REIT prohibits any stockholder from, actually or constructively, owning more than 9.8% of the outstanding shares of Catellus REIT common stock (or any other class or series of Catellus REIT preferred stock), except “look through” entities, such as pension trusts, mutual funds and government plans, may actually and beneficially own up to 15% of the outstanding shares of Catellus REIT common stock (or any other class or series of Catellus REIT preferred stock). These limitations are subject to waiver or modification by Catellus REIT in certain limited circumstances.

The forms of the restated certificate of incorporation of Catellus REIT and the amended and restated bylaws of Catellus REIT are attached as Annex B-1 and Annex B-2, respectively.

Material Federal Income Tax Consequences of the Merger (See page 144)

Catellus has received an opinion of counsel to the effect that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code, and accordingly:

•	no gain or loss will be recognized by Catellus, the Operating Partnership or Catellus REIT as a result of the merger;

•	you will not recognize any gain or loss upon the conversion of your shares of Catellus common stock into Catellus REIT common stock (except possibly for certain stockholders who are not considered “U.S. persons” for purposes of the Internal Revenue Code and who own (or have owned) in excess of 5% of Catellus’ outstanding common stock);

•	the tax basis of the shares of Catellus REIT common stock that you receive pursuant to the merger in the aggregate will be the same as your adjusted tax basis in the shares of Catellus common stock being converted in the merger (subject to any adjustment resulting from the special E&P distribution as discussed below); and

•	the holding period of shares of Catellus REIT common stock that you receive pursuant to the merger will include your holding period with respect to the shares of Catellus common stock being converted in the merger, assuming that your Catellus common stock was held as a capital asset at the effective time of the merger.

Tax matters are complicated and the tax consequences of the merger to you will depend on the facts of your particular circumstances. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Material Federal Income Tax Consequences of the Special E&P Distribution (See page 147)

Generally, the special E&P distribution will be a taxable dividend to you to the extent that the special E&P distribution is made out of your share of the portion of the current and accumulated earnings and profits of Catellus and Catellus REIT allocable to the special E&P distribution. We currently believe that most of the special E&P distribution will be considered made out of current and accumulated earnings and profits and, therefore, will be taxable as a dividend, regardless of whether you elect to receive cash, shares of Catellus REIT common stock or a combination of both. In addition, we anticipate that a portion of the special E&P distribution will exceed our current and accumulated earnings and profits. Any distribution in excess of your portion of the current and accumulated earnings and profits of Catellus REIT allocable to the special E&P distribution will first constitute a tax free return of capital, to the extent of your basis in your shares of Catellus REIT common stock, and then as capital gain, assuming you hold your shares as capital assets.

Qualification of Catellus REIT as a REIT (See page 149)

Catellus REIT expects to qualify as a REIT for federal income tax purposes effective for its taxable year commencing January 1, 2004 and ending December 31, 2004. If it so qualifies, Catellus REIT will be permitted to deduct dividends paid to its stockholders, allowing the income represented by such dividends to avoid taxation at the entity level and to be taxed only at the stockholder level, and treat retained net capital gains in a manner so that such gains are taxed at the Catellus REIT level but effectively avoid taxation at the stockholder level. Catellus REIT, however, will be subject to a separate corporate income tax on any gains recognized during the ten years following the REIT conversion that are attributable to “built-in” gain with respect to the assets that

Catellus REIT owns on January 1, 2004 (which tax would be paid by Catellus REIT). Catellus REIT’s ability to qualify as a REIT will depend upon its continuing satisfaction following the REIT conversion of various requirements, including requirements related to the nature of its assets, the sources of its income and the distributions to its stockholders, including a requirement that Catellus REIT distribute to its stockholders at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and by excluding net capital gain. If we fail to qualify as a REIT, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income and property.

Opinion of Financial Advisor (See page 45)

Morgan Stanley & Co. Incorporated, or Morgan Stanley, which acted as financial advisor to Catellus in connection with the merger and the REIT conversion, rendered its oral opinion to the board of directors of Catellus, subsequently confirmed in writing, that as of February 28, 2003, and subject to and based on the considerations set forth in its opinion, the “REIT Conversion” (as defined and discussed in such opinion), if consummated, in the aggregate, is fair from a financial point of view to the holders of Catellus common stock. The full text of the opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley in connection with its opinion, is attached to this proxy statement/prospectus as Annex D. We encourage you to read this opinion in its entirety. The opinion of Morgan Stanley is not a recommendation to any stockholder on how to vote on the merger which will effect the REIT conversion.

Recommendation of the Board of Directors (See page 29)

Your board of directors believes that the REIT conversion is advisable for Catellus and its stockholders and unanimously recommends that you vote “FOR” the adoption of the merger agreement, which will effect the REIT conversion and the other transactions contemplated by the merger agreement. Also, your board of directors unanimously recommends that you vote “FOR” the election of the eleven director nominees, “FOR” the approval of the 2000 Plan Amendment, “FOR” the approval of the 2003 Performance Award Plan, and “AGAINST” the stockholder proposal. Approval of the 2000 Plan Amendment by Catellus stockholders is a condition to the completion of the merger which will effect the REIT conversion. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the 2000 Plan Amendment.

Date, Time, Place and Purpose of Annual Meeting (See page 29)

The annual meeting will be held at the Palace Hotel, Ralston Room, 2 New Montgomery Street, San Francisco, California, on             , 2003 at 9:00 a.m., local time, to consider and vote upon the proposals described in the notice of annual meeting of stockholders of Catellus.

Stockholders Entitled to Vote (See page 29)

The board of directors has fixed the close of business on             , 2003 as the record date for the determination of stockholders entitled to receive notice of, and to vote at, the annual meeting. As of the record date, there were              shares of Catellus common stock outstanding and entitled to vote and              holders of record.

Votes Required; No Dissenters’ Rights (See pages 30 and 41)

The affirmative vote of a majority of the shares of Catellus common stock entitled to vote at the annual meeting is required to adopt the merger agreement, which will effect the REIT conversion. Similarly, if the contribution of assets to taxable REIT subsidiaries were deemed to constitute a sale, lease or exchange of all or substantially all of the assets of Catellus under Delaware Corporate Law, the affirmative vote of a majority of the shares of Catellus common stock entitled to vote thereon would be needed to approve the contribution. If you do not vote in favor of the merger agreement, it will have the same effect as a vote against approval of the REIT conversion.

The election of the eleven director nominees requires an affirmative vote of a plurality of the shares of Catellus common stock present in person or by proxy at the annual meeting and entitled to vote.

The affirmative vote of a majority of the votes cast in person or by proxy at the annual meeting is required to approve the 2000 Plan Amendment, the 2003 Performance Award Plan and the stockholder proposal. Approval of the 2000 Plan Amendment by Catellus stockholders is a condition to the completion of the merger which will effect the REIT conversion. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the 2000 Plan Amendment.

Under Delaware Corporate Law, you will not be entitled to dissenters’ rights of appraisal as a result of the merger and the REIT conversion.

In the event that the merger, which will effect the REIT conversion, and the 2000 Plan Amendment are not approved by Catellus’ stockholders at the annual meeting, Catellus will continue to operate as a C corporation and the REIT conversion (including the special E&P distribution) will not be completed at this time.

Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

Shares Owned by Catellus’ Directors and Officers (See page 181)

On the record date, the directors and executive officers of Catellus and their affiliates, as a group, owned and were entitled to vote              shares of Catellus common stock, or         % of the shares outstanding on that date entitled to vote on with respect to the proposals. It is currently expected that each director and executive officer of Catellus will vote the shares of Catellus common stock beneficially owned by such director or executive officer “FOR” approval of the merger agreement, which will effect the REIT conversion, “FOR” the election of the eleven director nominees, “FOR” approval of the 2000 Plan Amendment, “FOR” approval of the 2003 Performance Award Plan, and “AGAINST” the stockholder proposal.

Interests of Directors and Executive Officers of Catellus Pursuant to the Merger

In considering the recommendation of the board of directors to vote for the adoption of the merger agreement, which will effect the REIT conversion, you should be aware that some of the directors and executive officers of Catellus have interests in the merger that are different from, and in addition to, the interests of other Catellus stockholders.

The board of directors considers the 2000 Plan Amendment as an integral component of the REIT conversion. The 2000 Plan Amendment allows us to implement the stock option exchange offer. Please see “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan” for information as to the stock option exchange offer with respect to our directors and five most highly compensated executive officers.

The board of directors has decided to grant restricted shares of Catellus common stock (or restricted stock units) to three executive officers to assure that they will remain with us through the REIT conversion process and during our initial period of operation as a REIT. Mr. Beaudin, Mr. Hosler and Ms. Washington, if they continue to be employed by Catellus, will receive up to 54,289, 40,717 and 10,858 shares of restricted stock (or restricted stock units), respectively, which, based on the closing price of Catellus common stock on June 13, 2003 of $22.63, would be valued at up to $1,228,560, $921,426 and $245,717, respectively. The issuance of the shares will occur after the board of directors determines that the REIT conversion has been completed (currently anticipated to be in January 2004). The number of shares is subject to adjustment for the special E&P distribution in the event they are issued after the record date for the special E&P distribution. The shares will vest ratably over three years in order to act as a retention mechanism, with vesting accelerated if Catellus terminates their employment for any reason other than for cause or if they resign for “good reason.” See “Proposal 2—Employment Agreements.”

Market Prices of Catellus Common Stock

Catellus common stock is listed on the NYSE under the symbol “CDX.”

The following table presents the reported high and low sale prices of Catellus common stock on the NYSE for the periods presented as reported by Bloomberg Financial Markets. On February 28, 2003, the last full trading day prior to the public announcement of the proposed REIT conversion, the closing sale price of Catellus common stock on the NYSE was $19.98 per share. On             , 2003, the latest practicable date before the printing of this proxy statement/prospectus, the closing sale price of Catellus common stock on the NYSE was $             per share. Catellus has not declared any cash dividends on the Catellus common stock during the two fiscal years ended December 31, 2002 and through the date hereof.

	Common Stock Price
	High	Low
Year ended December 31, 2001
First Quarter	$18.17	$15.63
Second Quarter	$18.35	$16.00
Third Quarter	$18.80	$16.11
Fourth Quarter	$18.50	$16.73

Year ended December 31, 2002
First Quarter	$19.67	$18.02
Second Quarter	$21.10	$19.67
Third Quarter	$20.79	$17.12
Fourth Quarter	$19.85	$16.85

Year ending December 31, 2003
First Quarter	$21.70	$18.85

You should obtain a current stock price quotation for Catellus common stock.

It is expected that, upon consummation of the merger, the Catellus REIT common stock will be listed and traded on the NYSE in the same manner as shares of Catellus common stock currently trade on the NYSE. The historical trading prices of Catellus’ common stock are not necessarily indicative of the future trading prices of Catellus REIT common stock because, among other things, the current stock price of Catellus reflects the current market valuation of Catellus’ current business and assets (including the cash or stock to be distributed in connection with the special E&P distribution) and does not necessarily take into account the changes in Catellus’ business and operations that will occur in connection with the REIT conversion. See “Risk Factors—The current price of Catellus’ common stock may not be indicative of the price of Catellus REIT common stock price following the REIT Conversion” beginning on page 17.

Summary Unaudited Pro Forma Condensed Financial Data

The following table presents selected financial data from the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 and quarter ended March 31, 2003 and from the unaudited pro forma condensed balance sheet as of March 31, 2003 included in this proxy statement/prospectus. The unaudited pro forma balance sheet is presented as if the REIT conversion, including the expected special E&P distribution, and the stock option exchange offer had occurred on March 31, 2003. The unaudited pro forma condensed consolidated statement of operations presents the effects of the anticipated transactions as though they occurred on January 1, 2002, but calculated as they are expected to occur based on actual data as of March 31, 2003. The unaudited pro forma condensed financial data are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma condensed financial data are not necessarily indicative of the financial position or operating results that would have been achieved had the REIT conversion, including the expected special E&P distribution, and the stock option exchange offer been consummated as of the dates indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the unaudited pro forma condensed consolidated financial statements and related notes and the historical financial statements and related notes of Catellus included in or incorporated by reference into this proxy statement/prospectus.

The assumptions used in the following pro forma consolidated financial data are described under “Proposal 1—Pro Forma Financial Information” beginning on page 81.

	Pro forma		Pro forma
	For the year ended December 31, 2002 Range of results		For the quarter ended March 31, 2003 Range of results
	From	To	From	To
Statement of Operations Data
Rental revenues less property operating expenses	$195,392	$195,392	$54,691	$54,691
Property sales and fee services	$70,454	$66,454	$6,908	$5,908
Interest expense	$(60,188)	$(66,308)	$(16,807)	$(18,337)
Income tax expense	$(22,643)	$(22,642)	$(3,398)	$(2,386)
Income from continuing operations	$107,792	$101,720	$26,172	$26,173

	March 31, 2003
	From	To
Balance Sheet Data
Properties, net of accumulated depreciation	$2,063,255	$2,063,255
Cash and cash equivalents	$201,499	$1,499
Total Assets	$2,639,320	$2,439,320
Mortgage and other debt	$1,498,321	$1,598,321
Stockholders’ equity	$571,713	$271,713
Total liabilities and stockholders’ equity	$2,639,320	$2,639,321

Comparative Historical and Pro Forma Per Share Data

The following tables set forth selected historical per share data for Catellus and selected unaudited pro forma per share data after giving effect to the REIT conversion, including the expected special E&P distribution, and the stock option exchange offer. You should read this information in conjunction with the selected historical financial information included elsewhere in this proxy statement/prospectus and the historical financial statements and related notes that are incorporated in this proxy statement/prospectus by reference. The pro forma per share amounts have been computed using the assumptions described on page 81 under “Pro Forma Financial Information.” The unaudited pro forma consolidated financial data are presented for informational purposes only.

You should not rely on the pro forma financial data as an indication of the financial position or results of operations of future periods or the results that actually would have been realized had the REIT conversion and the stock option exchange offer occurred prior to the period presented.

Historical Data Per Share

The historical book value per share data presented below is computed by dividing total stockholder’s equity of $571,713,000 by 90,274,000, the number of diluted shares outstanding on March 31, 2003.

	As of or for the Year Ended December 31, 2002	As of or for the Quarter Ended March 31, 2003
Income from continuing operations per share:
Basic	$1.00	$0.24
Diluted	$0.97	$0.23
Dividends	None	None
Book value per share	—	$6.33

Unaudited Pro Forma Per Share Data

The range of pro forma book value per share data is computed by dividing pro forma total stockholders’ equity of $571,713,000 and $271,713,000 by 106,847,000 and 89,821,000, respectively, the range of pro forma diluted shares which would have been outstanding on March 31, 2003.

	Year ended December 31, 2002		As of or for the Quarter ended March 31, 2003
	Pro forma range		Pro forma range
	From	To	From	To
Income from continuing operations per share:
Basic	$1.04	$1.17	$0.25	$0.29
Diluted	$1.02	$1.14	$0.25	$0.28
Dividends(1)	None	None	None	None
Book value per share	n/a	n/a	$5.35	$3.03

(1) Pro	forma results exclude calculation of dividends that would be required for a REIT.

RISK FACTORS

In addition to the other information in this proxy statement/prospectus, you should carefully consider the following risk factors relating to the proposed REIT conversion in determining whether or not to vote for adoption of the merger agreement and the transactions contemplated by the merger agreement. You should carefully consider the additional risks described in Catellus’ annual, quarterly and current reports, including those identified in Catellus’ annual report on Form 10-K for the year ended December 31, 2002. See the section entitled “Where You Can Find Additional Information.” This section includes or refers to certain forward looking statements. You should refer to the explanation of the qualifications and limitations on these forward looking statements on page 28.

Risks and Effects of the Merger and the REIT Conversion

The current price of Catellus common stock may not be indicative of the price of Catellus REIT common stock following the REIT conversion.

Catellus’ current stock price may not be indicative of how the market will value Catellus REIT common stock following the REIT conversion, because of the effect of the distribution of stock and cash in connection with the special E&P distribution and the change in Catellus’ organization from a taxable corporation to a REIT. Also, the current stock price of Catellus reflects the current market valuation of Catellus’ current business and assets (including the cash and stock that may be distributed in connection with the special E&P distribution) and does not necessarily take into account the changes in Catellus’ business and operations that will occur in connection with the REIT conversion. Catellus’ current stock price also is affected by general market conditions and the economic and market perception of REIT stocks.

More of the special E&P distribution that you receive could be taxable as ordinary income if the special E&P distribution is recharacterized.

The special E&P distribution will constitute a dividend to you, and therefore be taxable as ordinary dividend income (eligible to be taxed at preferential tax rates for individual stockholders), to the extent of your share of our current and accumulated earnings and profits represented by the special E&P distribution. Any excess will first constitute a tax free return of capital, to the extent of your basis in your shares of Catellus common stock, and then as capital gain, assuming you hold your shares as capital assets.

We currently believe and intend that the special E&P distribution will exceed our current and accumulated earnings and profits allocable to the special E&P distribution by an amount to be determined by the board of directors taking into account a number of factors, and that therefore a portion of the special E&P distribution will constitute either a return of capital or capital gain to you. The determination of these earnings and profits is complicated and depends upon facts with respect to which we may have less than complete information or the application of the law governing the determination of earnings and profits which is subject to differing interpretations, or both.

There can be no assurance that the Internal Revenue Service will agree with our determination of Catellus REIT’s non-REIT earnings and profits, and there are uncertainties regarding the amount of these earnings and profits. These uncertainties include the possibility that the Internal Revenue Service could upon audit increase the taxable income of Catellus, which would increase the non-REIT earnings and profits of Catellus REIT. In this regard, we received notice from the Internal Revenue Service on March 24, 2003 that it intends to audit the 1999 income tax return of Catellus. The Internal Revenue Service has also advised us that it intends to audit the 1999 income tax return of a mortgage REIT subsidiary of Catellus. Any increase in the non-REIT earnings and profits of Catellus REIT would increase the amount of the special E&P distribution constituting a dividend and decrease the amount constituting a return of capital or capital gain. Moreover, an Internal Revenue Service audit could increase the taxable income of Catellus such that the special E&P distribution does not result in the distribution of all non-REIT earnings and profits requiring Catellus REIT to make an additional special distribution of non-REIT earnings and profits in the future.

You must hold the Catellus REIT common stock that you receive in the merger for a period of time after the merger is completed in order to receive the special E&P distribution.

If the merger is approved and completed, the shares of Catellus REIT common stock that you receive in the merger must be held until the record date for the special E&P distribution. We currently anticipate the record date for the special E&P distribution will be in the fourth quarter of 2003. During the period from the consummation of the merger until the record date, the shares of Catellus REIT common stock will be subject to market risks and other risks inherent in holding equity securities, including the risk that the market price of Catellus REIT common stock may decline. In the event you dispose of the Catellus REIT common stock you receive in connection with the merger prior to the record date for the special E&P distribution, you will not receive the special E&P distribution.

If the total cash payable to stockholders in the special E&P distribution is limited, your receipt of cash is dependent on the election of others.

In the event we receive a favorable determination from the Internal Revenue Service in connection with a ruling we are currently seeking, we will limit the total amount of cash payable in the special E&P distribution to a maximum of $100 million. We presently do not expect to limit the total amount of cash available for distribution if we do not receive a favorable ruling. Absent this limit, the total amount of cash distributed will depend upon the extent to which our stockholders elect to receive cash rather than shares of Catellus REIT common stock. If there is a limit and the total amount of cash elected by our stockholders exceeds the maximum cash available in the special E&P distribution, then the available cash will be prorated among our stockholders making cash elections. Therefore, you may not receive exactly the dividend that you elect and may receive a pro rata amount of the available cash and shares of Catellus REIT common stock.

Our use of taxable REIT subsidiaries is limited.

For tax years beginning after December 31, 2000, a REIT is permitted to own one or more taxable REIT subsidiaries. The introduction of taxable REIT subsidiaries broadens the scope of activities in which a REIT and its consolidated subsidiaries can engage without disqualifying the REIT because income from a taxable REIT subsidiary is not treated as impermissible income. Our use of taxable REIT subsidiaries will enable us to engage in the development of land for sale to third parties. However, under the Internal Revenue Code, no more than 20% of the value of the assets of a REIT may be represented by securities of one or more taxable REIT subsidiaries. This limitation may affect our ability to add to our land inventory or to increase the size of our third party development operations.

Our use of taxable REIT subsidiaries may affect the price of Catellus REIT common stock relative to the stock price of other REITs.

Following our election to be taxed as a REIT, we will hold a significant portion of our land assets, and conduct a substantial portion of our development activities, through one or more taxable REIT subsidiaries. Taxable REIT subsidiaries are corporations subject to corporate-level tax. Prior to 2001, the Internal Revenue Code substantially limited a REIT’s ability to operate through corporate subsidiaries. However, recent changes to the REIT rules allow us to hold the land that we develop for sale to third parties, including urban and residential land, as well as residential and mixed-use development joint ventures, in one or more taxable REIT subsidiaries. This REIT/taxable REIT subsidiary structure may cause the market to value our common stock differently than the stock of other publicly traded REITs, which may not use taxable REIT subsidiaries as extensively as we plan to following our election to be taxed as a REIT.

Inability to obtain third party consents may have a material adverse effect.

There are third-party consents which are required to be obtained in order to consummate the REIT conversion. These include consents of lenders, debt holders, and joint venture partners of Catellus and its affiliates. The inability of Catellus, the Operating Partnership or Catellus REIT to obtain one or more such consents could cause a default under cross-default provisions of Catellus’ principal credit facilities. Although Catellus will not consummate the REIT conversion unless it believes that the inability of Catellus, the Operating Partnership or Catellus REIT to obtain one or more consents would not reasonably be expected to have a material adverse effect on our business, financial condition or results of operations, there can be no assurance that such a material adverse effect will not occur, which could reduce the value of Catellus REIT common stock.

We cannot assure you that we will have access to funds to meet our distribution and tax obligations.

In order to qualify as a REIT, we will be required each year to distribute to our stockholders at least 90% of our net taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain). As discussed in “Proposal 1—Material United States Federal Income Tax Consequences of the Merger and Related REIT Conversion—Federal Income Taxation of Catellus REIT Following the Merger,” to qualify as a REIT, we also will have to distribute to our stockholders no later than the end of our first full taxable year as a REIT an amount equal to the earnings and profits accumulated by Catellus and Catellus REIT prior to January 1, 2004. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions made by us with respect to the calendar year are less than the sum of (i) 85% of our ordinary income, (ii) 95% of our capital gain net income for that year, and (iii) any undistributed taxable income from prior periods. We intend to make distributions to our stockholders to comply with the 90% distribution requirement and to avoid the nondeductible excise tax. However, differences in timing between taxable income and cash available for distribution could require us to borrow funds or to issue additional equity to enable us to meet the 90% distribution requirement (and therefore to maintain our REIT status) and to avoid the nondeductible excise tax. We also could be required to pay taxes and liabilities attributable to periods and events prior to the REIT conversion and additional taxes in the event we were to fail to qualify as a REIT. In addition, our inability to retain earnings (resulting from our 90% and other distribution requirements) will generally require us to refinance debt that matures with additional debt or equity. There can be no assurance that any of these sources of funds, if available at all, would be available to meet our distribution and tax obligations.

Because the timing of the REIT conversion is not certain we may not realize the anticipated tax benefits from the REIT conversion effective January 1, 2004.

We will complete the merger of Catellus with and into the Operating Partnership after the annual meeting and the satisfaction or waiver of the other conditions to the merger. In addition, the timing of the merger will depend on our ability to conform the operations of Catellus to the requirements for qualification as a REIT. Once we have conformed our operations, we will effect the merger. We anticipate that the merger will occur no later than December 31, 2003, although we cannot assure you that the merger will not be delayed. If the merger and the other restructuring transactions contemplated by the merger agreement were significantly delayed, we may not be qualified to elect REIT status effective January 1, 2004. In that case, Catellus REIT would not elect REIT status effective January 1, 2004. Consequently, the federal income tax benefits attributable to our status as a REIT, including our ability to reduce our corporate-level federal income tax, would not commence January 1, 2004, which would result in us paying substantial corporate level income taxes in 2004.

Catellus REIT will be required to distribute at least 90% of its REIT taxable income to its stockholders as taxable dividends.

Catellus has never declared or paid any cash dividends on its common stock. Following approval of the REIT conversion by our stockholders, we expect to commence the payment of dividends beginning for the third quarter of 2003. In addition, to qualify as a REIT, we will be required to distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain). While our corporate tax liability will generally be eliminated as long as we qualify as a REIT, our taxable stockholders will be subject to tax on a portion of our dividends which are taxed for income tax purposes as a dividend (based on our earnings and profits). The Tax Relief and Reconciliation Act of 2003, which we refer to as the Jobs and Growth Tax Act, reduces the maximum tax rate on both dividends and long-term capital gains for individuals to 15% until 2008; however this reduced tax rate only applies to a portion of REIT dividends. Accordingly, our stockholders who are individuals will be taxed on most of our taxable dividends at the higher federal income tax rates applicable to ordinary income which currently can be as high as 35%.

Risks Related to Real Estate Investments

We depend on tenants to generate lease revenues.

We are subject to the risk that, upon the expiration of leases for space located in our properties, leases may not be renewed by existing tenants, the space may not be re-leased to new tenants or the terms of renewal or releasing (including the cost of required renovations or concessions to tenants) may be less favorable to us than current lease terms. A tenant may experience a down-turn in its business which may cause the loss of the tenant or may weaken its financial condition, and result in the tenant’s failure to make rental payments when due, result in a reduction in percentage rent receivable with respect to retail tenants or require a restructuring that might reduce cash flow from the lease. In addition, a tenant of any of our properties may seek the protection of bankruptcy, insolvency, or similar laws, which could result in the rejection and termination of such tenant’s lease and thereby cause a reduction in our available cash flow. Although we have not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future or, if any tenants file, that they will affirm their leases or continue to make rental payments in a timely manner.

Our real estate development strategies may not be successful.

Any of our existing or future development activities will entail certain risks, including:

•	the expenditure of funds on and devotion of management’s time to projects which may not come to fruition;

•	the risk that development or redevelopment costs of a project may exceed original estimates, possibly making the project uneconomic;

•	the risk that occupancy rates and rents at a completed project will be less than anticipated or that there will be vacant space at the project;

•	the risk that expenses at a completed development will be higher than anticipated; and

•	the risk that permits and other governmental approvals will not be obtained. Because of the discretionary nature of these approvals and concerns which may be raised by various governmental officials, public interest groups and other interested parties during both the approval and development process, our ability to develop properties and realize income from our projects could be delayed, reduced or eliminated.

In addition, our real estate development activities require significant capital expenditures. We incur considerable infrastructure costs in connection with our commercial, urban, and residential projects. We will be required to obtain funds for our capital expenditures and operating activities through cash flow from operations, property sales or financings. There can be no assurances that funds available from cash flow, property sales and financings will be sufficient to fund our required or desired capital expenditures for development. If we were unable to obtain sufficient funds, we might have to defer or otherwise limit certain development activities. In addition, any new development or any rehabilitation of older projects can require compliance with new building codes and other regulations.

General economic conditions in the areas in which our properties are geographically concentrated may impact financial results.

We currently conduct the majority of our business in California. Consequently, we are exposed to changes in the real estate market or in general economic conditions in California. Any changes may result in higher vacancy rates for commercial property and lower prevailing rents, lower sales prices or slower sales, lower absorption rates, and more tenant defaults and bankruptcies, which would negatively impact our financial performance.

We have significant holdings in California, Illinois, Texas, Colorado and Arizona. Of our rental properties, which are comprised of commercial buildings, ground leases, and interests in several joint ventures, approximately 35%, by square footage, are located in Southern California, 19% in Northern California, 18% in Illinois, 11% in Texas, 7% in Colorado, 3% in Arizona, 3% in Ohio, with the remaining 4% in five other states. Further, approximately 67% of our total commercial developable land by square footage is located in California: San Francisco, Silicon Valley, San Francisco’s East Bay, Los Angeles County, Orange County, the Inland Empire (San Bernardino and Riverside counties), and the City of San Diego; approximately 14% in Texas; approximately 11% in Illinois; with the remaining 8% in four other states. Approximately 77% of the residential land for potential development (based on number of lots) is located in California, with approximately 59% in North California, 18% in Southern California, and 23% in Colorado. To the extent that weak economic conditions or other factors affect these regions more severely than other areas of the country, our financial performance could be negatively impacted.

Exposure of our assets to damage from natural occurrences such as earthquakes, and weather conditions that affect the progress of construction may impact financial results.

Natural disasters, such as earthquakes, floods or fires, or unexpected climactic conditions, such as unusually heavy or prolonged rain, particularly in California, where our assets are concentrated, may have an adverse impact on our ability to develop our properties and realize income from our projects.

Illiquidity of real estate and reinvestment risk may reduce economic returns to investors.

Real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio quickly in response to changes in economic or other conditions is limited. Additionally, the Internal Revenue Code places certain limits on the number of properties a REIT may sell without adverse tax consequences. Further, certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the real property is producing any income.

Other Risks Affecting Our Business and Operations

We are dependent on external sources of capital.

To qualify as a REIT under the Internal Revenue Code, we generally are required each year to distribute to our stockholders at least 90% of our net taxable income determined without regard to net capital gains and the dividends paid deduction. We may be required to borrow funds on a short-term basis or liquidate investments to meet the distribution requirements that are necessary to qualify as a REIT, even if management believes that it is not in our best interests to do so.

We may have to rely on third party sources of capital in order to repay our debt, fund capital expenditures, make acquisitions, and otherwise pursue our strategic objectives. These external sources of capital may or may not be available on favorable terms or at all. Our access to third party sources of capital depends upon a number of factors, including general market conditions, the market’s perception of our growth potential and risk characteristics of our underlying business operations, our current and potential future earnings and cash flow and the market price of our securities. Moreover, additional equity offerings may result in the substantial dilution of our stockholders’ interests and additional debt financing may further leverage us. In the event we are unable to access third party sources of capital on terms favorable to us, we may be delayed in implementing capital improvements or in pursuing our growth strategy which could reduce our revenue or operating income.

We have substantial amount of debt.

As of March 31, 2003, we had approximately $1.5 billion of debt. This amount of debt could have important consequences for our investors and for us, some of which include:

•	our ability to obtain additional financing may be impaired, both currently and in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on this indebtedness, thereby reducing the funds available for other purposes;

•	our cash flow may be insufficient to meet required payments of principal, interest or future dividends;

•	we may be substantially more leveraged than our competitors, putting us at a competitive disadvantage; and

•	our flexibility to adjust to market conditions is limited, leaving us vulnerable in a downturn in general economic conditions or in our business.

Our current indebtedness bears interest at both fixed and floating interest rates. For future financings, we intend to seek the most attractive financing arrangements available at the time, which may involve either fixed or floating interest rates. With respect to floating rate indebtedness, increases in interest rates may adversely affect our cash flow from operations, funds available for distribution, and ability to meet our debt service obligations.

Competition in the real estate industry.

The real estate industry is generally fragmented and characterized by significant competition. Numerous developers, owners of industrial, office and retail properties and managers compete with us in seeking properties for acquisition, development and management opportunities, tenants, and purchasers for homes and for non-strategic assets. There are competitors, such as other REITs, as well as private real estate companies and financial buyers in each area in which we operate, which have greater capital resources than we do. These competitive advantages, the number of competitors and the number of competitive commercial properties in a particular area could have a material adverse effect on the rents we can charge, our ability to lease space in our existing properties or at newly acquired or developed properties and the prices we have to pay for developable land. Accordingly, there can be no assurance that the existence of such competition will not have a material adverse effect on our business, operations and cash flow.

There is no limitation on debt in our organizational documents.

Our organizational documents do not contain any limitation on the amount or percentage of indebtedness we may incur. Accordingly, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our ability to make expected distributions to stockholders and in an increased risk of default on our obligations.

We may change our policies in ways that adversely affect our financial condition or results of operations.

Our investment and financing policies and our policies with respect to other activities, including our growth, debt capitalization, distributions, REIT status and operating policies are determined by our board of directors. Our board of directors may change these policies at any time without a vote of our stockholders. A change in these policies might adversely affect our financial condition or results of operations.

Our holding company structure makes us dependent on operating partnership distributions.

Because we will conduct our operations generally through the Operating Partnership, our ability to service our debt obligations and our ability to pay dividends on our common stock are strictly dependent upon the earnings and cash flows of the Operating Partnership and the ability of the Operating Partnership to make intercompany distributions to us. Under the Delaware Revised Uniform Limited Partnership Act, the Operating Partnership is prohibited from making any distribution to us to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Operating Partnership (other than some nonrecourse liabilities and some liabilities to the partners) exceed the fair value of the assets of the Operating Partnership.

We are dependent on key personnel.

Our future success depends, to a significant extent, upon the continued services of Nelson C. Rising, our Chairman and Chief Executive Officer, and the management team of our primary business groups. Although we have an employment agreement with Mr. Rising through December 31, 2006, there is no guarantee that Mr. Rising will remain employed with us, and we generally do not have employment agreements with other members of our management team that impose a specific term of employment. Our ability to retain our management team or to attract suitable replacements should any members of the management team leave is dependent on the competitive nature of the employment market. While we believe we can find replacements for these key personnel, the loss of services of one or more members of our management team, particularly Mr. Rising, could have a significant adverse effect on our business and operations. Further, such a loss could be negatively perceived in the capital markets.

Labor shortages and costs could impact our projects.

Labor shortages and costs could significantly influence the success of projects by causing delays or cost overruns at our current mixed use development projects.

Possible environmental liabilities could adversely affect us.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in that real property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. Because we own (or our corporate predecessors owned) properties in urban and industrial areas, and have historically leased many of our properties to commercial and industrial tenants whose activities may have resulted in discharges onto such properties, we incur ongoing environmental remediation costs and are subject from time to time to environmental actions by governmental entities and private parties. While we or outside consultants have evaluated the environmental liabilities associated with most of our properties, any evaluation is necessarily based upon then prevailing law, site conditions and the use of sampling methodologies.

The costs of investigation, removal or remediation of hazardous or toxic substances may be substantial. In addition, the presence of hazardous or toxic substances, or the failure to remedy environmental hazards properly, may adversely affect the owner’s or operator’s ability to sell or rent affected real property or to borrow money using affected real property as collateral. Future environmental costs are difficult to estimate because of such factors as the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions that may be required, the determination of our potential liability in proportion to that of other potentially responsible parties, and the extent to which such costs are recoverable from insurance.

At March 31, 2003, we estimate that future costs for remediation of environmental contamination on operating properties and properties previously sold approximate $9.0 million, and have provided a reserve for that amount. It is anticipated that such costs will be incurred over the next several years. We also estimate approximately $12.4 million of similar costs relating to our properties to be developed or sold. Catellus is currently under investigation by the Department of Toxics and Substance Control of the State of California concerning the Mission Bay Project. The investigation, which is ongoing, focuses on whether individuals and companies hauling soil within and from Mission Bay satisfied certain hazardous waste license/certification hauling requirements. Catellus does not anticipate that this investigation or any proceeding that may result from this investigation will have a material adverse impact on the Mission Bay Project. See “Business and Properties—Other Items—Legal Proceedings.”

Uninsured losses could adversely affect our financial condition.

We typically purchase commercial general liability, “all-risk” property (including earthquake and flood coverage) and rental loss insurance for our properties and development projects, with limits customarily carried for similar properties. Some types of losses, such as losses from earthquakes, terrorism, environmental hazards or toxic mold may be either uninsurable or too expensive to justify insuring against. In renewing our policies over the last several years, we were able to essentially obtain all of our historical levels and types of insurance (although at a higher cost and, in certain instances, with higher deductibles and/or more restrictive conditions), except: (1) liability coverage for our residential business, which now has a higher deductible and a much lower policy limit and (2) terrorism insurance, which was initially excluded from our property coverage placed on October 1, 2002. However, under the United States Terrorism Risk Insurance Act of 2002, carriers are now required to offer us terrorism coverage and are allowed to charge an incremental premium for such coverage. We have obtained coverage that matches the risk profile for our portfolio of properties, primarily consisting of distribution/warehouse and suburban office and retail that we consider to be relatively low-risk. We have placed a stand-alone terrorism policy for a single asset located near downtown San Francisco and expect that we may place additional, similar stand-alone policies if circumstances warrant. There can be no assurance that significant losses in excess of insurance proceeds will not occur. Also, we and our predecessors have owned some of the properties in our portfolio for many years and acquired properties in a variety of ways, including by railroad land grants. We have not obtained title insurance on all of the properties in our portfolio, and some properties may be subject to limitations on or challenges to our title.

If an uninsured loss or a loss in excess of insured limits occurs, the Operating Partnership could lose its capital invested in the property, as well as the anticipated future revenue from the property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. An uninsured loss or loss in excess of insured limits may negatively impact our financial condition. As the general partner of the Operating Partnership, Catellus REIT is generally liable for any of their unsatisfied obligations other than non-recourse obligations.

The costs of compliance with regulatory requirements could adversely affect our business.

Our facilities are subject to various federal, state and local regulatory requirements, such as the Americans with Disabilities Act and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our facilities are currently in material compliance with such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed, a result that could require significant unanticipated expenditures by us and could have an adverse effect on our cash flow.

We face risks due to our investments through partnerships or joint ventures.

Instead of purchasing properties directly, we have and may continue to invest as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, these investments may, under certain circumstances, involve risks such as the possibility that the co-venturer in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests or our policies or objectives. Consequently, actions by a co-venturer might result in subjecting properties owned by the joint venture to additional risk. Although we generally will seek to maintain sufficient control of any joint venture to permit our objectives to be achieved, we may be unable to take action without the approval of our joint venture partners or our joint venture partners could take actions binding on the joint venture without our consent. Additionally, should a joint venture partner become bankrupt, we could become liable for that partner’s share of joint venture liabilities.

The supply and price of electrical power could affect our rental and sales activities.

Shortages in and higher prices for electrical power could negatively affect our ability to rent or sell properties.

Catellus REIT will face the risks associated with the hospitality industry because it will own two hotel properties.

Catellus currently owns, indirectly through joint ventures, interests in two hotel properties. For REIT qualification purposes, these hotels will be leased to newly formed partnerships of which one or more of Catellus REIT’s taxable REIT subsidiaries will be a partner. Catellus REIT, as the (indirect) lessor, will be entitled to a percentage of the gross receipts of the hotels. While the taxable REIT subsidiary structure allows the economic benefits of ownership to flow to Catellus REIT, the taxable REIT subsidiary will be subject to tax on its allocable share of income from the operations of the hotels at the federal and state level. In addition changes in applicable tax laws may require Catellus REIT to modify the structure for owning the hotel properties, and such changes may adversely affect the cash flows from our hotels.

An ownership limit and certain anti-takeover defenses could inhibit a change of control of our Company or reduce the value of our stock.

Upon completion of the merger, the restated certificate of incorporation of Catellus REIT and its amended and restated bylaws will contain provisions which may have an anti-takeover effect. The following provisions of these governing documents could have the effect of making it more difficult for a third party to acquire control of our Company, including certain acquisitions that our stockholders may deem to be in their best interests:

•	the amended and restated bylaws do not permit stockholders to call a special meeting of stockholders;

•	the restated certificate of incorporation contains restrictions on the number of shares that may be owned by any stockholder;

•	the restated certificate of incorporation permits the issuance of one or more series of a new class of preferred stock with rights and preferences to be determined by the board of directors;

•	the restated certificate of incorporation restricts certain business combinations with interested stockholders; and

•	the amended and restated bylaws require advance notice of stockholder proposals and director nominations.

Federal Income Tax Risks Relating to REIT Qualification

If we fail to qualify as a REIT or fail to remain qualified as a REIT, we will have reduced funds available for distribution to our stockholders and our income will be subject to taxation at regular corporate rates.

We intend to operate so as to qualify as a REIT under the Internal Revenue Code commencing January 1, 2004. As a REIT, we generally will not pay corporate level tax on income we currently distribute to our stockholders as long as we distribute currently at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). We cannot assure you, however, that we will so qualify or be able to remain so qualified or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations is greater in the case of a REIT such as ours that holds its assets in partnership form. Further, the determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT.

If in any taxable year we fail to qualify as a REIT, we will suffer the following negative results:

•	we will not be allowed a deduction for distributions to stockholders in computing our taxable income; and

•	we will be subject to federal income tax on our taxable income at regular corporate rates.

In addition, we will be disqualified from treatment as a REIT for the four taxable years following the year during which the qualification was lost, unless we were entitled to relief under statutory provisions. As a result, net income and the funds available for distribution to our stockholders will be reduced for five years. See “Proposal 1—Material United States Federal Income Tax Consequences of the Merger and Related REIT Conversion.”

Goodwin Procter LLP has rendered to us an opinion to the effect that Catellus REIT’s intended form of organization and its intended structure, ownership and operations, commencing with the first full taxable year for which it files a REIT election, would allow it to satisfy the requirements for qualification as a REIT under the Internal Revenue Code for the taxable year ended December 31, 2004, and for subsequent years. This opinion is conditioned upon implementation of the merger prior to January 1, 2004, and completion of certain restructuring transactions and upon certain representations made by us as to matters relating to the organization and operation of Catellus REIT and its subsidiary partnerships, corporations and other entities. An opinion of counsel does not bind the Internal Revenue Service or the courts, and no assurance can be provided that such opinion will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

Changes in the tax laws could make investments in REITs less attractive, and could reduce the tax benefits of our REIT conversion.

The federal income tax laws governing REITs and the administrative interpretations of those laws may be amended or changed at any time. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a stockholder. The recently enacted Jobs and Growth Tax Act reduces the maximum tax rate on both dividends and long-term capital gains for individuals to 15% until 2008. This reduced tax rate generally does not apply to REIT dividends of ordinary income, most of which will continue to be taxed at the higher federal income tax rates applicable to ordinary income. The Jobs and Growth Tax Act could cause shares in non-REIT corporations to be a more attractive investment to individual investors than they have been, and could have an adverse effect on the market price of our shares of common stock.

There are uncertainties relating to the estimate of our “earnings and profits” attributable to C corporation taxable years.

In order to qualify as a REIT, we cannot have at the end of any REIT taxable year any undistributed earnings and profits that are attributable to a C corporation taxable year. A REIT has until the close of its first full taxable year as a REIT in which it has non-REIT earnings and profits to distribute these accumulated earnings and profits. We will be required to distribute these earnings and profits prior to the end of our first taxable year as a REIT, which we expect will be 2004. Failure to do so would result in our disqualification as a REIT. The determination of these earnings and profits is complicated and depends upon facts with respect to which we may have less than complete information or the application of the law governing earnings and profits which is subject to differing interpretations, or both. We currently believe and intend that the special E&P distribution will exceed the amount required to be distributed in order to satisfy the requirement that Catellus REIT not have accumulated earnings and profits attributable to a C corporation taxable year by an amount to be determined by the board of directors. Consequently, we believe that the special E&P distribution will be sufficient to distribute all of Catellus REIT’s non-REIT earnings and profits by the close of our first taxable year as a REIT. There are, however, substantial uncertainties relating to the estimate of our non-REIT earnings and profits and, thus, we cannot assure you that this requirement will be met. These uncertainties include the possibility that the Internal Revenue Service could upon audit increase the taxable income of Catellus, which would increase the non-REIT earnings and profits of Catellus REIT. In this regard, we received notice from the Internal Revenue Service on March 24, 2003 that it intends to audit the 1999 income tax return of Catellus. The Internal Revenue Service has also advised us that it intends to audit the 1999 income tax return of a mortgage REIT subsidiary of Catellus. Goodwin Procter LLP has not provided and will not provide any opinion as to the amount of Catellus’ undistributed earnings and profits and relied, for purposes of its opinion as to our qualification as a REIT, upon a representation from us that we will not have any undistributed non-REIT earnings and profits as of the end of the year for which we first file our REIT election. Thus, we cannot assure you that we will satisfy the requirement that we distribute all of our non-REIT earnings and profits by the close of our first taxable year as a REIT. See “Proposal 1—Material United States Federal Income Tax Consequences of the Restructuring and Related REIT Conversion—Federal Income Taxation of Catellus REIT Following the Merger—Requirements for Qualification as a REIT.”

There can be no assurance that the Internal Revenue Service will agree with our determination of Catellus REIT’s non-REIT earnings and profits, and there are uncertainties regarding the amount of such earning and profits.

Our third party development business is potentially subject to prohibited transactions tax.

We will continue to conduct third-party land sales as part of our third-party development business after the REIT conversion. As a REIT, we will be subject to a 100% tax on our net income from “prohibited transactions.” In general, prohibited transactions are sales or other dispositions of property to customers in the ordinary course of business. Sales by us of property in the course of our third-party development business will generally constitute prohibited transactions.

We intend to avoid the 100% prohibited transactions tax by conducting our third-party land sales through one or more taxable REIT subsidiaries. We may not, however, always be able to identify properties that will become part of our third-party development business at the time we acquire such properties. Additionally, properties we initially acquire and hold for investment purposes may become third-party development properties as circumstances change. Therefore, we face the potential of being subject to the 100% prohibited transactions tax on the sale of properties acquired by us and not through a taxable REIT subsidiary which we incorrectly identify as property not held for sale to customers in the ordinary case of business or which subsequently becomes property held for sale to customers in the ordinary course of business.

There are potential deferred and contingent tax liabilities.

We will be subject to a federal corporate level tax at the highest regular corporate rate (currently 35%) on any gain recognized from a sale of any assets occurring within ten years of the REIT conversion which we hold at the effective time of our election to be a REIT but only to the extent of the built-in-gain based on the fair market value of those assets on the effective date of the REIT election. If we elect REIT status effective January 1, 2004, such tax will be based on the fair market value of our assets as of January 1, 2004. Gain from a sale of an asset occurring more than 10 years after the REIT conversion will not be subject to this corporate-level tax. We currently do not expect to sell any asset if such a sale would result in the imposition of a material tax liability. We cannot, however, assure you that we will not change our plans in this regard.

We intend to conduct a substantial portion of our development business, consisting of our third-party development business, through one or more taxable REIT subsidiaries. Taxable REIT subsidiaries are subject to regular corporate-level tax, and cannot avail themselves of the dividends paid deduction available to REITs. Consequently, income from our third-party development business, and any other income earned by taxable REIT subsidiaries of ours, will be subject to corporate-level tax.

Certain “deferred gains” on assets owned by Catellus REIT are subject to special gain recognition rules as the result of prior asset transfers between members of the Catellus consolidated group in pre-REIT years. The maximum “deferred gains” associated with these assets is currently estimated to be $40 million. Certain of these assets will be held by Catellus REIT with the remainder held by the Operating Partnership. The special gain recognition rules require Catellus REIT to include in taxable income the previously “deferred gain” on assets upon the occurrence of certain events. These gains would be taxable, for example, if the assets were contributed to a taxable REIT subsidiary or sold, or if the Operating Partnership admits a new partner and therefore becomes a separate entity for federal income tax purposes.

In addition, the Internal Revenue Service may assert liabilities against us for corporate income taxes for taxable years of Catellus prior to the time we qualify as a REIT, in which case we will owe these taxes plus interest and penalties, if any. Moreover, any increase in taxable income will result in an increase in accumulated earnings and profits which could either increase the taxable portion of the special E&P distribution to our stockholders or cause us to pay an additional taxable distribution to our stockholders within 90 days of the relevant determination.

Forward-Looking Statements

This proxy statement/prospectus may contain or incorporate statements that constitute forward-looking statements, and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements.

In some cases you can identify forward-looking statements by terms such as “anticipate,” “project,” “may,” “intend,” “might,” “will,” “could,” “would,” “expect,” “believe,” “estimate,” “potential,” by the negative of these terms, and by similar expressions. These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. These forward-looking statements present our estimates and assumptions only as of the date of this proxy statement/prospectus.

Important factors that could cause actual results to differ materially and adversely from those expressed or implied by the forward-looking statements include:

•	those identified under “Risk Factors” from page 17 through 28;

•	those identified from time to time in Catellus’ public filings with the SEC;

•	general industry, economic and business conditions (which will, among other things, affect availability and creditworthiness of current and prospective tenants, tenant bankruptcies, lease rates and terms, availability and cost of financing, interest rate fluctuations and operating expenses);

•	adverse changes in the real estate markets, including, among other things, competition with other companies and risks of real estate development, acquisitions and dispositions;

•	governmental actions and initiatives (including legislative and regulatory changes);

•	other risks inherent in the real estate business; and

•	acts of war, other geopolitical events, and terrorist activities that could adversely affect any of the above factors.

The above list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Therefore, all forward-looking statements should be evaluated with the understanding of their inherent risk and uncertainty. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this proxy statement/prospectus.

VOTING AND PROXIES

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Catellus’ board of directors for use at the annual meeting for the purposes described in this proxy statement/prospectus and in the accompanying notice of annual meeting of stockholders of Catellus.

Date, Time and Place of the Annual Meeting

The annual meeting will be held on             , 2003, at 9:00 a.m., local time, at the Palace Hotel, Ralston Room, 2 New Montgomery Street, San Francisco, California.

Purpose of the Annual Meeting

At the annual meeting, holders of Catellus common stock of record as of the record date will be eligible to vote upon the following proposals:

•	Proposal 1: To vote upon a proposal to adopt the agreement and plan of merger dated , 2003 among Catellus, Catellus REIT and the Operating Partnership pursuant to which the REIT conversion will be effected;

•	Proposal 2: To elect eleven directors;

•	Proposal 3: To approve an amendment to the 2000 Performance Award Plan, which we refer to as the 2000 Plan Amendment;

•	Proposal 4: To approve the 2003 Performance Award Plan;

•	Proposal 5: To vote upon a stockholder proposal, if presented at the meeting; and

•	To transact any other business that is properly brought before the annual meeting or at any adjournments or postponements of the annual meeting.

Recommendation of the Board of Directors

Our board of directors has unanimously approved the merger agreement, the REIT conversion and the other transactions contemplated by the merger agreement and has determined that these actions are advisable and in the best interests of Catellus and its stockholders. Our board of directors unanimously recommends that you vote:

•	“FOR” the adoption of the merger agreement, which will effect the REIT conversion and the other transactions contemplated by the merger agreement;

•	“FOR” the election of the eleven director nominees;

•	“FOR” the approval of the 2000 Plan Amendment;

•	“FOR” the approval of the 2003 Performance Award Plan; and

•	“AGAINST” the stockholder proposal.

Record Date and Share Information

Our board of directors has fixed the close of business on             , 2003 as the record date for the determination of stockholders entitled to receive notice of, and to vote at, the annual meeting. As of the record date, there were              shares of Catellus common stock outstanding and entitled to vote and              holders of record. Each share of Catellus common stock has one vote on any matter properly brought before the meeting or at any adjournments or postponements of the annual meeting.

Quorum; Vote Required for Each Proposal

We must have a quorum at the annual meeting to transact any business. This means that a majority of our outstanding shares of common stock must be represented in person or by proxy at the annual meeting. Proxies marked as abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the annual meeting. An abstention on any proposal will have the effect of a vote cast against such proposal. A broker non-vote on Proposal 1 will have the effect of a vote cast against Proposal 1. Broker non-votes will not be treated as votes cast and therefore will have no effect on the election of directors, the 2000 Plan Amendment, the 2003 Performance Award Plan, or the stockholder proposal vote.

Proposal 1:  The adoption of the merger agreement requires an affirmative vote of the holders of a majority of the shares of Catellus common stock entitled to vote at the annual meeting. A vote for the adoption of the merger agreement has the effect of approving the REIT conversion and the related transactions contemplated by the merger agreement. Similarly, if the contribution of assets to taxable REIT subsidiaries were deemed to constitute a sale, lease or exchange of all or substantially all of the assets of Catellus under Delaware Corporate Law, the affirmative vote of a majority of the shares of Catellus common stock entitled to vote thereon would be needed to approve the contribution. We have attached a copy of the merger agreement as Annex A.

Proposal 2:  The election of the eleven director nominees requires an affirmative vote of a plurality of the shares of Catellus common stock present in person or by proxy at the annual meeting and entitled to vote. Accordingly, the eleven nominees who receive the greatest number of “FOR” votes will be elected as directors of Catellus.

Proposal 3:  The approval of the 2000 Plan Amendment requires an affirmative vote of a majority of the votes cast in person or by proxy at the annual meeting. Approval of the proposed amendment by Catellus stockholders is a condition to the completion of the merger. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the 2000 Plan Amendment. We have attached a copy of the amendment to the 2000 Performance Award Plan as Annex F.

Proposal 4:  The approval of the 2003 Performance Award Plan requires an affirmative vote of a majority of the votes cast in person or by proxy at the annual meeting. We have attached a copy of the 2003 Performance Award Plan as Annex G.

Proposal 5:  The approval of the stockholder proposal if presented at the annual meeting requires an affirmative vote of a majority of the votes cast in person or by proxy at the annual meeting.

Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

Under Delaware Corporate Law, you will not be entitled to dissenters’ rights of appraisal as a result of the merger and REIT conversion. See “Proposal 1—Terms of the Merger—Absence of Dissenters’ Rights.”

Shares Owned by Catellus’ Directors and Officers

On the record date, the directors and executive officers of Catellus and their affiliates owned and were entitled to vote              shares of Catellus common stock, or             % of the shares outstanding on that date entitled to vote on with respect to the each of the proposals. We currently expect that each director and executive officer of Catellus will vote the shares of Catellus common stock beneficially owned by such director or executive officer “FOR” adoption of the merger agreement, which will effect the REIT conversion, “FOR” the election of the eleven director nominees, “FOR” the approval of the 2000 Plan Amendment, “FOR” the approval of the 2003 Performance Award Plan, and “AGAINST” the stockholder proposal. See “Proposal 2—Security Ownership of Directors and Executive Officers.”

Voting Procedures

Whether or not you expect to attend the annual meeting in person, we urge you to vote your shares by phone, via the Internet or by signing, dating and returning the enclosed proxy card at your earliest convenience. This will ensure the presence of a quorum at the meeting. Submitting your proxy now will not prevent you from voting your stock at the meeting if you desire to do so, as your vote by proxy is revocable at your option.

Voting by the Internet or telephone is fast, convenient, and your vote is immediately confirmed and tabulated. Most importantly, by using the Internet or telephone, you help Catellus reduce postage and proxy tabulation costs.

VOTE BY INTERNET	VOTE BY TELEPHONE
http://www.proxyvote.com	800-690-6903

24 hours a day / 7 days a week	Toll free 24 hours a day / 7 days a week

INSTRUCTIONS	INSTRUCTIONS
Read the accompanying proxy statement/prospectus.	Read the accompanying proxy statement/ prospectus.

Have available your 12-digit control number located on your proxy card.(1)	After you dial the toll-free number, you will be asked to enter your 12-digit control number located on your proxy card.(1)

Point your browser to: http://www.proxyvote.com	Then follow the simple instructions the Vote Voice provides you.

Then follow the instructions to cast your vote.

You may vote via Internet or telephone until 11:59 p.m. Eastern Time the day before the meeting date.

If you vote by Internet or telephone, there is no need to mail back your proxy card.

(1)	The law of Delaware, where we are incorporated, allows a proxy to be sent electronically, so long as it includes or is accompanied by information that allows the inspector of elections to determine that it has been authorized by the stockholder or proxy holder.

If you sign and return the proxy card at or before the annual meeting, your shares will be voted as you specify on the proxy card. If you sign and return the proxy card but do not specify a vote, your shares will be voted “FOR” Proposal 1, “FOR” Proposal 2, “FOR” Proposal 3, “FOR” Proposal 4, and “AGAINST” Proposal 5.

We will appoint an inspector of elections to count the votes cast in person or by proxy at the meeting. If you mark your proxy to abstain from voting on any matter, your shares will be counted for purposes of determining whether there is a quorum but will not be voted on that matter. Similarly, if a broker or nominee indicates on its proxy that it does not have discretionary authority to vote on a particular matter as to certain shares and has not received voting instructions from the beneficial owner, those shares will be counted for purposes of determining whether there is a quorum but will not be voted on that matter.

Under the rules of the New York Stock Exchange, if you hold your shares through a bank or broker, your bank or broker is permitted to vote your shares on the election of the directors (Proposal 2), even if the bank or broker does not receive voting instructions from you. Your bank or broker, however, is not permitted to vote your shares on the adoption of the merger agreement (Proposal 1), the approval of the 2000 Plan Amendment (Proposal 3), the approval of the 2003 Performance Award Plan (Proposal 4), and the stockholder proposal (Proposal 5) without your instructions. If your shares are held in the name of a bank or broker, please follow the instructions on your proxy card to ensure that your shares are properly voted at the annual meeting.

You may revoke your proxy at any time after you have sent in your proxy card and before your proxy is voted at the annual meeting by:

•	giving written notice to our corporate secretary at 201 Mission Street, Second Floor, San Francisco, California 94105 that you revoke your proxy;

•	filing another proxy with a later date; or

•	by attending the meeting and voting in person, although attendance at the annual meeting will not by itself revoke a proxy.

If you have instructed a bank or broker to vote your shares, you must follow the directions you receive from your bank or broker to change your vote. You may request to receive and view future proxy mailings and other stockholder communications online. For more information, please see the insert included with your proxy materials.

We are not aware of any matter that will be brought before the annual meeting other than those described in this proxy statement/prospectus. If any other matter is properly brought before the meeting, the persons named as your proxies will be authorized by the proxy card to vote the shares represented by that proxy card in accordance with their best judgment.

Solicitation of Proxies and Expenses

We will bear the cost of this proxy solicitation. Brokers and nominees should forward soliciting materials to the beneficial owners of the stock that they hold of record. We will reimburse brokers and nominees for their reasonable forwarding expenses. Our directors, officers, and regular employees may also solicit proxies in person or by telephone or other means. These individuals will not receive additional compensation for these efforts, but may be paid for reasonable out-of-pocket expenses in connection with the solicitation.

You should not send any stock certificates with your proxy cards. A letter of transmittal containing instructions for the surrender of stock certificates will be mailed to stockholders of Catellus as soon as reasonably practicable after the completion of the merger.

PROPOSAL 1

ADOPTION OF THE MERGER AGREEMENT

PURSUANT TO WHICH THE REIT CONVERSION WILL BE EFFECTED

BACKGROUND OF THE REIT CONVERSION

Introduction

Annually, the board of directors of Catellus holds a retreat to consider Catellus’ long-term plans and strategic alternatives. Among the alternatives discussed prior to 2002 was the conversion of Catellus to a REIT. While a substantial majority of public real estate operating companies are REITs, the conversion to a REIT was not attractive to Catellus because the Internal Revenue Code imposed limitations on the ability of REITs to conduct development activities of the type and scope historically conducted by Catellus. However, an amendment to the Internal Revenue Code which became effective in 2001 permitted REITs to establish taxable REIT subsidiaries which could conduct development activities subject to fewer limitations.

In 2002, the possible conversion of Catellus to a REIT appeared to be more attractive for several reasons. First, Catellus’ business mix had changed as its portfolio of owned real estate had increased in importance in relation to its development activities. This portfolio of owned real estate provided a stream of income that could allow the payment of dividends on a consistent basis, which a REIT structure would permit Catellus to do more efficiently. As a result of the change in business mix and the 2001 amendment to the Internal Revenue Code, Catellus would be able to continue much of its remaining development business if it were to convert to a REIT. Further, management believed that in the current environment it was more difficult for Catellus to reinvest cash flow in its existing businesses at attractive risk-adjusted rates of return. In addition, management projected that Catellus’ effective tax rate would rise in 2002 and beyond making the tax advantages of a REIT structure more attractive. Finally, most public real estate companies are REITs and, by converting to a REIT, Catellus would benefit from greater comparability to a larger universe of companies.

The 2002 Board of Directors Retreat and Retention of a Financial Advisor

In the spring of 2002, as part of its preparation for the 2002 annual board of directors retreat to consider Catellus’ long term operating plan and strategic alternatives, management, with the assistance of PricewaterhouseCoopers LLP, Catellus’ independent accountants, and O’Melveny & Myers LLP (“O’Melveny”), its corporate counsel, began to analyze the issues that would be involved in the conversion of Catellus to a REIT. In July, Catellus retained Goodwin Procter LLP (“Goodwin”) to assist it and its advisers in the analysis of such a conversion.

The board of directors held its annual retreat from July 30 through August 1. At the retreat, management discussed the current business environment of Catellus. As described above, the change in business mix in favor of owned real estate and the projected increase in Catellus’ effective tax rate required Catellus to select a new corporate strategy. Management presented several strategic alternatives for the company. The alternatives were: (1) to convert Catellus from a C corporation to a REIT; (2) to remain a C corporation and use cash flow generated by Catellus’ businesses to repurchase its common stock; and (3) to remain a C corporation and invest that cash flow in acquisitions of commercial real estate properties. After discussion of these and other strategic alternatives, the board concluded that it should retain an investment banking firm to advise it on strategic alternatives. After evaluating several firms, the board selected Morgan Stanley & Co. Incorporated (“Morgan Stanley”) on August 22.

Board of Directors Meetings on October 8 and 9

The next meeting of the board of directors was on October 8 and 9. Several representatives of Morgan Stanley attended the meeting, as did a representative of O’Melveny.

Morgan Stanley advised the board that Catellus faced several issues that might contribute to its then current trading valuation relative to its estimated net asset value: (1) as a C corporation, Catellus’ marginal tax rate was high, especially in comparison to industrial REITs that might be considered competitors, making its cost of capital higher relative to its competitors assuming all other factors were equal; (2) Catellus’ complexity given its asset mix and business model (rental property owner with significant non-income producing land holdings) made it difficult for the market to value, because (a) there were few comparables, (b) the land assets were intrinsically subject to a wider valuation range than income-producing assets and would show greater variance over time, and (c) the income-producing assets were a mix of Class A industrial and other assets and income types; and (3) as a result of the reduction over time of Catellus’ “land bank”, its growth was slowing due to the difficulty of reinvesting its earnings at historic rates of return.

Morgan Stanley advised the board that it had explored several strategic alternatives for Catellus. It had considered and recommended eliminating the following alternatives: (1) modification of Catellus’ capital structure by using cash flow to repurchase its stock (would not meet corporate objectives regarding tax efficiency and public market valuation and any earnings improvements would be achieved in large part through increased risk (financial leverage)); (2) a levered recapitalization by borrowing aggressively against Catellus’ assets (would not meet corporate objectives regarding tax efficiency and public market valuation and would negatively impact the ability to carry out a capital-intensive development strategy); (3) a change in the business mix through an acquisition strategy using cash or stock (did not appear feasible because Catellus’ common stock was trading at a discount to estimated net asset value, real estate assets generally were expensive by historical standards and there were a lack of attractive acquisition targets); and (4) splitting Catellus into two or more public companies, one of which might be a REIT (did not appear advantageous because a C corporation owning only land would likely trade poorly and might not be viable without the cash generated from the income-producing properties).

Morgan Stanley advised the board that four of the strategic alternatives it had explored did not generally have the shortcomings identified above and, therefore, merited further consideration by the board: (1) conversion of Catellus to a REIT as described in this proxy statement/prospectus; (2) the sale or merger of Catellus to or with a REIT in which stockholders of Catellus would receive shares of stock of the REIT; (3) Catellus remaining a C corporation and increasing its focus on land and development activities; and (4) the sale of Catellus’ shares to a buyer or group of buyers for cash.

Morgan Stanley then outlined the advantages and disadvantages of each of these alternatives. The conversion to a REIT would be the easiest strategy to execute (no significant third party involvement relative to other alternatives) and might result in an increase in the price of Catellus’ stock, moreover, it should be enhanced by greater focus on the ownership, management and development of industrial properties. The sale of Catellus for stock of a REIT might be more difficult to execute than a REIT conversion because one or more potential buyers would have to be convinced to make a satisfactory proposal (which would be made more difficult by the large non-income producing land holding which would in all likelihood be inconsistent with their portfolios and business strategies) and, given the current valuation of Catellus’ stock and that of the potential buyers, there might be constraints on an achievable price. Focusing on land and development activities could produce the highest future value to stockholders, but at greater risk which could result in a lower multiple. A sale for cash would be the easiest of the four alternatives to value because the consideration would not include publicly traded stock, but it might be difficult to execute given the size of Catellus and its mix of assets and, if pursued broadly, confidentiality would be hard to maintain. The board asked Morgan Stanley various questions regarding the alternatives presented, Morgan Stanley’s assumptions and the current market’s impact on the various alternatives. In particular, Morgan Stanley was asked to provide additional information with respect to previous conversions of C corporations to REITS, changes in the composition of a company’s stockholder base as a result of a REIT conversion, and the effects of a REIT conversion on the price of a company’s stock.

At the meeting, Mr. Rising advised the board that in September he had been contacted informally by the chief executive officer of a REIT (“X Company”) about a possible strategic transaction between Catellus and X Company. Mr. Rising had advised the chief executive officer that he could not engage in such a discussion without the approval of his board and the execution and delivery of an appropriate confidentiality agreement. The board authorized Mr. Rising to enter into a confidentiality agreement with X Company and to enter into preliminary discussions with the chief executive officer of X Company. On October 28, Catellus and X Company signed a confidentiality agreement.

Board of Directors Meeting on October 29 and Activities in November

The next meeting of the board was on October 29. Several representatives of Morgan Stanley and a representative of O’Melveny were present.

Morgan Stanley began with a discussion of the recent decline in REIT stock prices generally and in the stock prices of REITs focused on industrial properties in particular. Morgan Stanley’s presentation included estimated ranges of values based on varying assumptions for Catellus’ common stock in the case of a REIT conversion and in the case of a sale or merger for the stock of another REIT. Morgan Stanley advised the board that the highest values might be achieved through a combination of strategies in which Catellus pursued conversion to a REIT and subsequently entered into a sale or merger transaction with another REIT.

Morgan Stanley’s analysis included comparisons of Catellus with other companies, all of which were REITs. With respect to the REIT conversion analysis, it included four scenarios: (1) conversion to a REIT without a significant change in the business model; (2) conversion to a REIT combined with the sale of a significant amount of unimproved land; (3) conversion to a REIT combined with placing a significant amount of unimproved land in a 50/50 joint venture; and (4) conversion to a REIT combined with a share repurchase plan. With respect to the sale or merger analysis Morgan Stanley: (1) analyzed the price that various companies could pay without the transaction being dilutive, with or without land sales or a 50/50 joint venture; and (2) set forth premiums paid in selected REIT mergers and acquisitions. Morgan Stanley’s analysis also included information with respect to the returns to stockholders following conversions to REITs by six other C corporations; their distribution policies following the conversions; and the changes in the composition of Catellus’ stockholder base that might result from a REIT conversion. Finally, it included comparable company analyses (1) between selected industrial and diversified REITs, and (2) between selected REITs it judged “active” (larger development pipeline, higher levels of sales activity, substantial net operating income derived from fees and higher levels of asset acquisition) and selected REITs it judged “passive.”

Following Morgan Stanley’s presentation, the board requested that management, working with Catellus’ advisers, provide further information regarding Catellus’ corporate strategy and structure if it were to convert to a REIT, including differences in pre- and post- conversion operating activities and an analysis of the attendant human resource implications.

In November and December, Mr. Rising, Mr. Beaudin and Mr. Hosler met with executives of X Company, principally to share information about the assets and businesses of the two companies.

Board of Directors Meetings on December 10 and 11 and Other Activities in December and January

The board had a two-day meeting on December 10 and 11. Representatives of Morgan Stanley, O’Melveny and Goodwin were present.

At the meeting management advised the board that it had concluded that Catellus should convert to a REIT if a number of open issues could be resolved. The conversion would be effective as of January 1, 2004. The conclusion was premised on the belief that greater value would be created for Catellus’ stockholders if Catellus reduced its business complexity over time and paid a dividend that would be enhanced by the tax efficiencies of the REIT structure.

Management presented an analysis that summarized the proposed operating strategy, corporate structure, approach to a special E&P distribution, manner of calculation and reporting funds from operations and distribution policy of Catellus if it were to convert to a REIT. It also proposed an operating plan for Catellus for the transition year of 2003. Mr. Rising also reported on the status of discussions with X Company and also reported that he had had a conversation in November with the chief executive officer of another REIT  (“Y Company”) who had expressed interest in a possible strategic transaction between Catellus and Y Company.

Mr. Kahane, chair of Catellus’ Compensation and Benefits Committee (the “Compensation Committee”), reported on certain compensation issues that had arisen in connection with the Compensation Committee’s analysis of a REIT conversion. He reported that FPL Associates L.P. (“FPL”), Catellus’ compensation consultant in connection with a possible REIT conversion, had analyzed the effect of such a conversion on outstanding stock options and had concluded that there could be a diminution in value of certain of the options. Mr. Kahane advised the board that the Compensation Committee had concluded that no decision on a possible REIT conversion should be made until the Compensation Committee and the board had determined the appropriate treatment of outstanding stock options.

Following discussion, the board directed management, working with Catellus’ advisers, to continue to refine its analysis of a possible REIT conversion. The board also authorized Mr. Rising and Morgan Stanley to contact Y Company to discuss entering into an appropriate confidentiality agreement so that there might be an exchange of information and discussions about a possible strategic transaction between Catellus and Y Company. The board’s view was that, prior to making a decision to convert Catellus to a REIT or to continue as a C corporation, it should learn the nature of any proposals for strategic transactions that X Company or Y Company might make.

On December 16, Mr. Rising contacted the chief executive officer of Y Company and a confidentiality agreement was signed on December 18. Mr. Rising and Mr. Hosler met with executives of Y Company later in December to exchange information.

During January there were periodic discussions between Mr. Rising, Mr. Beaudin, Mr. Hosler and others at Catellus and executives of X Company and Y Company, respectively, with respect to the assets and business of Catellus and the respective assets and businesses of X Company and Y Company. In late January, Y Company advised Catellus that it had decided not to proceed further with the discussions.

Board of Directors Meeting on January 27 and Activities in February

The next meeting of the board was on January 27. Several representatives of Morgan Stanley and a representative of O’Melveny were present.

Morgan Stanley reported on the decline in REIT stock prices since early December and on the status of discussions with X Company and Y Company. Morgan Stanley also provided its thoughts on the potential impact of President Bush’s dividend tax proposal on REITs generally and on Catellus if it were to proceed with conversion to a REIT. Mr. Kahane reported that the Compensation Committee was continuing its analysis of the appropriate treatment of outstanding stock options.

Following discussion the board directed management, working with Morgan Stanley and Catellus’ other advisers, to continue the analysis of the possible conversion of Catellus to a REIT and to report to the board at its February meeting. The directors also directed management and Morgan Stanley to advise X Company of the desirability of determining in the near future whether their discussions were likely to be productive. In early February, X Company advised Catellus that it wished to terminate the discussions.

Board of Directors Meeting on February 28

The next meeting of the board was on February 28. Representatives of Morgan Stanley, O’Melveny and Goodwin were present.

Morgan Stanley led the REIT conversion discussion. It outlined the key steps required for Catellus to qualify as a REIT as of January 1, 2004; the rationale for Catellus to convert to a REIT (including, reducing corporate-level taxes, creating a yield-oriented common stock, benefiting from having a public peer group  (i.e., other industrial REITs) and utilization of an UPREIT structure for future acquisitions); and various analyses undertaken to value Catellus under its current structure and as a REIT. Mr. Kahane reported that the Compensation Committee was generally in agreement with the treatment of outstanding stock options recommended by FPL that would offer holders of unvested options the opportunity to exchange them for restricted stock and adjust vested options in accordance with their terms. Morgan Stanley then delivered its fairness opinion to the board (see “—Opinion of Financial Advisor”). Following Morgan Stanley’s presentation, the board discussed the advantages, disadvantages and logistics of converting Catellus to a REIT. After discussion, the board unanimously directed management to proceed with the REIT conversion, subject to stockholder and final board approval.

OUR REASONS FOR THE REIT CONVERSION

The Catellus board of directors has unanimously determined that the merger, which will effect the REIT conversion, and the related restructuring transactions are fair to, and in the best interests of, Catellus and its stockholders. In reaching its determination, the board of directors consulted with Morgan Stanley with respect to the financial aspects and fairness of the merger and the REIT conversion, as well as with management and its legal advisors. The factors considered by the board of directors included, but were not limited to, the following:

•	to reduce our corporate-level taxes. As a REIT, we will be able to eliminate corporate level taxes on most of our income, including the income we receive from our rental property portfolio;

•	to benefit our stockholders by paying regular cash dividends;

•	by becoming a dividend paying company, our stockholder base may expand to include investors attracted by yield as well as asset quality, which may improve the liquidity of our capital stock and provide a more stable stockholder base;

•	to make performance comparisons with our peers more meaningful. As a REIT, our stockholders will benefit from an established research community dedicated to the coverage of REITs which can provide meaningful comparisons with other industrial REITS; and

•	the adoption of an UPREIT structure will provide a flexible structure for future acquisitions of new properties by permitting sellers to exchange properties for UPREIT equity while deferring inherent tax gain. Similar tax-deferred acquisitions have been an important source of growth for many public REITs.

The board of directors weighed the advantages against the potential risks of the REIT conversion including that as a REIT we will be unable to retain earnings as we will be required each year to distribute to our stockholders at least 90% of our net taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain) and that we will need to comply with the highly complicated REIT qualification provisions. In addition, the board of directors considered the potential risks discussed in “Risk Factors—Risks and Effects of the Merger and the REIT Conversion” beginning on page 17.

The foregoing discussion does not include all of the information and factors considered by the board of directors. The board of directors did not quantify or otherwise assign relative weights to the particular factors considered, but conducted an overall analysis of the information presented to and considered by it in reaching its determination.

TERMS OF THE MERGER

The following is a summary of the material terms of the merger agreement. For a complete description of all of the terms of the merger, you should refer to the copy of the merger agreement that is attached to this proxy statement/prospectus as Annex A and incorporated herein by reference. This summary is not complete and is qualified in its entirety by reference to the merger agreement. You should read carefully the merger agreement in its entirety as it is the legal document that governs the merger.

Structure and Completion of the Merger

Catellus REIT is presently a wholly owned subsidiary of Catellus. Catellus REIT recently formed the Operating Partnership, of which Catellus REIT is the sole general partner, and directly or indirectly owns all of the limited partnership interests in the Operating Partnership. The merger agreement provides that Catellus will merge with and into the Operating Partnership, whereupon the separate corporate existence of Catellus will cease and the Operating Partnership will be the surviving entity of the merger. Upon the effectiveness of the merger, each outstanding share of common stock of Catellus, along with the associated right issued under the Rights Agreement dated as of December 16, 1999 between Catellus and American Stock Transfer and Trust Company (the “Catellus Rights Agreement”), will be converted into one share of common stock of Catellus REIT. In connection with the merger, Catellus REIT will change its name to “Catellus Development Corporation” and will succeed to and continue to operate all of the existing business of Catellus, directly or indirectly, through the Operating Partnership.

Following the merger, the Operating Partnership and its subsidiaries will directly or indirectly own most of the assets of Catellus and its subsidiaries, and Catellus REIT, directly and indirectly, will own all of the interests in the Operating Partnership. This structure will enable Catellus REIT, following the merger, to operate together with the Operating Partnership in an umbrella partnership REIT, or UPREIT, structure, through which Catellus REIT will continue to conduct all business activities currently conducted by Catellus.

The board of directors of Catellus, the board of directors of Catellus REIT and the general partner of the Operating Partnership have approved the merger agreement, subject to stockholder approval. The merger will become effective at the time the certificate of merger is accepted for filing by the Secretary of State of Delaware in accordance with Delaware Corporate Law, or later if so specified in the certificate of merger. We anticipate that the merger will be implemented by no later than December 31, 2003, following the approval of our stockholders to adopt the merger agreement at the annual meeting and the satisfaction or waiver of the other conditions to the merger as described below under “—Conditions to Completion of the Merger.” However, Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

Exchange of Stock Certificates

Surrender of Shares.    American Stock Transfer and Trust will act as exchange agent for the merger. As soon as reasonably practicable after the completion of the merger, American Stock Transfer and Trust will mail to each registered holder of a certificate of Catellus common stock a letter of transmittal containing instructions for surrendering their certificates. Holders who properly surrender their certificates will receive certificates representing their shares of Catellus REIT common stock. The surrendered certificates will be cancelled. Upon the effectiveness of the merger, each certificate representing shares of common stock of Catellus will be deemed for all purposes to evidence the same number of shares of common stock of Catellus REIT until such certificate is exchanged for a certificate representing shares of common stock of Catellus REIT.

Lost Certificates.    If any Catellus certificate is lost, stolen or destroyed, the owner of the certificate must provide an appropriate affidavit of that fact and, if required by Catellus REIT, post a reasonable bond as indemnity against any claim that may be made against Catellus REIT with respect to such certificate.

Stock Transfer Books.    At the completion of the merger, Catellus will close its stock transfer books, and no subsequent transfers of Catellus common stock will be recorded on its books.

Other Effects of the Merger

We expect the following to occur in connection with the merger:

•	Charter Documents of Catellus REIT. The certificate of incorporation and bylaws of Catellus REIT will be amended in connection with the merger. A copy of the form of the restated certificate and amended and restated bylaws of Catellus REIT is set forth in Annex B-1 and Annex B-2, respectively, of this proxy statement/prospectus. See also “—Description of Catellus REIT Capital Stock.”

•	Partnership Agreement. The partnership agreement of the Operating Partnership will be amended and restated in connection with the merger. A copy of the form of the amended and restated limited partnership agreement is set forth in Annex C to this proxy statement/prospectus. See also “—Description of the Partnership Agreement.”

•	Directors and Officers. The directors and officers of Catellus immediately before the merger will be the directors and officers, respectively, of Catellus REIT immediately after the merger.

•	Stock Incentive Plans. Catellus REIT will assume all Catellus stock incentive plans and all rights of participants to acquire shares of common stock of Catellus under any Catellus stock incentive plan will be converted into rights to acquire shares of common stock of Catellus REIT in accordance with the terms of the plans.

•	Dividends. Catellus’ obligations with respect to any dividends or other distributions to the stockholders of Catellus that have been declared by Catellus but not paid prior to the completion of the merger will be assumed by Catellus REIT.

•	Listing of Catellus REIT Common Stock. We expect that the new Catellus REIT common stock will trade on the NYSE under our current symbol “CDX” following the completion of the merger.

Conditions to Completion of the Merger

Catellus has the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders. The respective obligations of Catellus, Catellus REIT and the Operating Partnership to complete the merger require the satisfaction or, where permitted, waiver, of the following conditions:

•	adoption of the merger agreement (a) by the requisite vote of the stockholders of Catellus and Catellus REIT and (b) by Catellus REIT, in its capacity as the general partner of the Operating Partnership;

•	determination by the board of directors of Catellus that the transactions constituting the REIT conversion which impact Catellus REIT’s status as a REIT for federal income tax purposes have occurred or are reasonably likely to occur;

•	receipt by Catellus from Goodwin Procter LLP of an opinion to the effect that the merger qualifies as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code;

•	the amendment and restatement of the certificate of incorporation and bylaws of Catellus REIT to read in the forms set forth in the merger agreement and as attached as Annex B-1 and Annex B-2, respectively, to this proxy statement/prospectus;

•	the amendment and restatement of the agreement of limited partnership of the Operating Partnership to read in the form set forth in the merger agreement and attached as Annex C to this proxy statement/prospectus;

•	the directors and officers of Catellus immediately before the merger will be the directors and officers, respectively, of Catellus REIT after the merger;

•	approval for listing on the New York Stock Exchange of Catellus REIT common stock, subject to official notice of issuance;

•	the effectiveness of the registration statement, of which this proxy statement/prospectus is a part, without the issuance of a stop order or initiation of any proceeding seeking a stop order by the SEC;

•	approval of the 2000 Plan Amendment by the stockholders of Catellus (see “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan” for a description of the terms of the proposed amendment);

•	the determination by Catellus, in its sole discretion, that no legislation or proposed legislation with a reasonable possibility of being enacted would have the effect of substantially (a) impairing the ability of Catellus REIT to qualify as a REIT, (b) increasing the federal tax liabilities of Catellus REIT resulting from the REIT conversion, or (c) reducing the expected benefits to Catellus REIT resulting from the REIT conversion; and

•	receipt of all governmental and third party consents to the merger, except for consents as would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Catellus REIT, the Operating Partnership and their subsidiaries taken as a whole.

Termination of the Merger Agreement

The merger agreement provides that it may be terminated and the merger abandoned at any time prior to its completion, before or after approval of the merger agreement by the stockholders of Catellus, by either:

•	the mutual written consent of the board of directors of Catellus and the board of directors of Catellus REIT, on behalf of Catellus REIT and the Operating Partnership, or

•	the board of directors of Catellus in its sole discretion.

We have no current intention of abandoning the merger subsequent to the annual meeting if stockholder approval is obtained and the other conditions to the merger are satisfied or waived. However, Catellus reserves the right to cancel or defer the merger or the REIT conversion even if stockholders of Catellus vote to adopt the merger agreement, which will effect the REIT conversion, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Catellus and its stockholders.

Interests of Directors and Executive Officers of Catellus Pursuant to the Merger

In considering the recommendation of the board of directors to vote for the adoption of the merger agreement, which will effect the REIT conversion, you should be aware that some of the directors and executive officers of Catellus have interests in the merger that are different from, and in addition to, the interests of other Catellus stockholders.

The board of directors considers the 2000 Plan Amendment as an integral component of the REIT conversion. The 2000 Plan Amendment allows us to implement the stock option exchange offer. See “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan” for information as to the stock option exchange offer with respect to our directors and five most highly compensated executive officers.

The board of directors has decided to grant restricted shares of Catellus common stock (or restricted stock units) to three executive officers to assure that they will remain with us through the REIT conversion process and during our initial period of operation as a REIT. Mr. Beaudin, Mr. Hosler and Ms. Washington, if they continue to be employed by Catellus, will receive up to 54,289, 40,717 and 10,858 shares of restricted stock (or restricted stock units), respectively, which, based on the closing price of Catellus common stock on June 13, 2003 of $22.63, would be valued at up to $1,228,560, $921,426 and $245,717, respectively. The issuance of the shares will occur after the board of directors determines that the REIT conversion has been completed (currently anticipated to be in January 2004). The number of shares is subject to adjustment for the special E&P distribution in the event they are issued after the record date for the special E&P distribution. The shares will vest ratably over three years in order to act as a retention mechanism, with vesting accelerated if Catellus terminates their employment for any reason other than for cause or if they resign for “good reason.” See “Proposal 2—Election of Directors—Employment Agreements” below.

Regulatory Approvals

We are not aware of any federal, state or local regulatory requirements that must be complied with or approvals that must be obtained prior to consummation of the merger pursuant to the merger agreement, other than compliance with applicable federal and state securities laws, the filing of a certificate of merger as required under the Delaware General Corporation Law and various state governmental authorizations.

Absence of Dissenters’ Rights

Pursuant to Section 262(b)(1) of the Delaware General Corporation Law, the stockholders of Catellus will not be entitled to dissenter’s rights of appraisal as a result of the merger and the REIT conversion.

Restrictions on Sales of Catellus REIT Common Stock Issued Pursuant to the Merger

All shares of Catellus REIT common stock that current Catellus stockholders will receive pursuant to the merger will be freely transferable, except for shares received by persons deemed to be “affiliates” of Catellus or Catellus REIT under the Securities Act of 1933, which we refer to as the Securities Act, at the time of the annual meeting. These affiliates may not sell their shares of Catellus REIT common stock received in connection with the merger unless the sale, transfer or other disposition is:

•	made in conformity with the requirements of Rule 145(d) under the Securities Act;

•	made pursuant to an effective registration statement under the Securities Act; or

•	otherwise exempt from registration under the Securities Act.

Persons who may be deemed “affiliates” for this purpose generally include individuals or entities that control, are controlled by, or are under common control with, either Catellus or Catellus REIT and may include some of each company’s respective officers and directors, as well as some of each company’s respective principal stockholders. The registration statement of which this proxy statement/prospectus forms a part does not cover the resale of shares of Catellus REIT common stock to be received by affiliates in the merger.

Accounting Treatment of the Merger

For accounting purposes, the merger and related transactions will be treated as a recapitalization of Catellus with Catellus as the acquirer (reverse acquisition). The accounting basis used to initially record the assets and liabilities in the Operating Partnership is the carryover basis of Catellus. Stockholder’s equity of the Operating Partnership will be that carried over from Catellus, after giving effect to the earnings and profits distributions required under Internal Revenue Code section 857 and the replacement awards as described in “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan.”

FORMATION OF AN UPREIT STRUCTURE

We plan to operate Catellus REIT as a traditional “umbrella partnership REIT” or “UPREIT,” which means that substantially all of Catellus REIT’s assets will be held by, and operations will be conducted through, the Operating Partnership. It is customary to use a limited partnership as the operating partnership and have the limited partnership interests of the operating partnership be represented by units, with each unit having the economic equivalent of one share of the REIT’s common stock. In order to utilize this structure without any future need to transfer or restructure the assets and business activities of Catellus, Catellus REIT recently formed a wholly owned subsidiary, Catellus REIT, LLC, as a single member Delaware limited liability company and Catellus REIT and Catellus REIT, LLC jointly formed the Operating Partnership as a Delaware limited partnership. Catellus REIT is the sole general partner of the Operating Partnership and Catellus REIT, LLC is the sole limited partner of the Operating Partnership. The formation of the Operating Partnership will enable Catellus REIT to operate together with the Operating Partnership in an UPREIT structure. An UPREIT structure may enable us to acquire additional properties on favorable terms. Specifically, under certain circumstances, limited partnership units of the Operating Partnership could be issued to acquire properties in transactions while deferring inherent tax gain for the sellers. Accordingly, the UPREIT structure may enable Catellus REIT to acquire properties in the future which otherwise might not be available for sale, because of the tax advantages to some sellers of receiving limited partnership units of the Operating Partnership as consideration.

OTHER RESTRUCTURING TRANSACTIONS;

FORMATION OF THE TAXABLE REIT SUBSIDIARIES

We will effect certain structural changes prior to, or substantially concurrent with, the proposed merger. These restructuring transactions are designed to ensure, following consummation of the merger, Catellus REIT’s eligibility to elect REIT status and to improve Catellus REIT’s tax efficiency. We have commenced the pre-merger restructuring transactions, and will continue to pursue these transactions unless the merger agreement, which will effect the REIT conversion, and the 2000 Plan Amendment, are not approved by the stockholders at the annual meeting.

The Internal Revenue Code imposes certain restrictions on the activities of REITs. Income derived from Catellus’ existing development for sale activities would be subject to a 100% confiscatory tax, if such activities were conducted by a REIT. Additionally, the tax rules limit a REIT’s ability to conduct third-party development for fee activities. However, a recently enacted tax law change permits a taxable REIT subsidiary owned by a REIT to conduct such restricted activities without incurring the 100% confiscatory tax or causing the REIT to lose its qualification as a REIT. However, income and gains of a taxable REIT subsidiary are subject to full corporate-level taxes. We currently intend to continue to conduct development for sale and third party development activities although we will de-emphasize these activities and sharpen our focus on industrial property management and development to hold for our own account. As a result, some of our subsidiaries will elect to be treated as a taxable REIT subsidiary following the REIT conversion. Additionally, we will transfer and consolidate some of our assets related to development for sale and/or third-party development activities into newly formed subsidiaries that will also elect to be treated as a taxable REIT subsidiary following the REIT conversion. Although income and gains of a taxable REIT subsidiary will be taxed at the corporate level, the use of a taxable REIT subsidiary enables Catellus REIT to continue to hold interests in development for sale and third-party development activities without being subject to the 100% confiscatory tax or losing its REIT status. Dividends of ordinary income paid by us, to the extent attributable to dividends received from a taxable REIT subsidiary, will be eligible to be taxed at the preferential reduced rates applicable to individuals on income from corporate dividends enacted by the Jobs and Growth Tax Act.

DIVIDEND AND DISTRIBUTION POLICY

If the merger, which will effect the REIT conversion, is approved by stockholders, we expect to declare a regular quarterly dividend (whether or not the merger has occurred) for the third quarter of 2003, payable to holders of Catellus common stock or Catellus REIT common stock, as applicable, in an amount equal to $0.30 per existing share of Catellus common stock. The first payment is currently expected to be paid in October 2003 for the dividends declared in the third quarter. The actual amount of the dividends, however, will be as determined and declared by the board of directors and will depend on our financial condition, earnings, and other factors, many of which are beyond the control of Catellus REIT. In order to maintain its qualification as a REIT under the Internal Revenue Code, Catellus REIT is required to distribute (within a certain period after the end of each year) at least 90% of its REIT taxable income for such year (determined without regard to the dividends paid deduction and by excluding net capital gain). However, Catellus REIT currently expects to distribute at least 100% of its REIT taxable income each year. Catellus REIT anticipates that distributions will be paid during January, April, July and October of each year for the preceding quarter. Catellus REIT anticipates that distributions generally will be paid from cash available for distribution (generally equal to cash from operations less capital expenditures and principal amortization on indebtedness); however, to the extent that cash available for distribution is insufficient to make such distributions, Catellus REIT intends to borrow funds in order to make distributions consistent with this policy.

THE SPECIAL E&P DISTRIBUTION

Catellus has operated as a taxable C corporation for federal tax purposes since its incorporation. As a C corporation, Catellus generates taxable income. To the extent Catellus’ taxable income (with certain adjustments) in any given year is not distributed to Catellus’ stockholders or otherwise reduced by losses, it becomes accumulated earnings and profits. After the merger, Catellus REIT will succeed to Catellus’ current and accumulated earnings and profits. Because a REIT is not permitted to retain earnings and profits accumulated during the years when the company or its predecessor was taxed as a C corporation, we will pay a one-time special dividend, the special E&P distribution, in order to distribute all of the C corporation earnings and profits of Catellus.

We estimate that the aggregate value of the special E&P distribution will be $300 million, consisting of approximately $200 million in Catellus REIT common stock, and $100 million in cash. Based on the number of shares of Catellus common stock outstanding on March 31, 2003 and including the maximum number of shares of restricted stock or restricted stock units that may be issued in the stock option exchange offer, the special E&P distribution would be $1.13 in cash and $2.25 in Catellus REIT common stock per share. If the holders of vested options to purchase Catellus common stock were to exercise all vested options, these per share amounts would be reduced to $1.07 in cash and $2.14 in Catellus REIT common stock per share. This estimated amount is dependent, in part, upon the results of Catellus’ operations in 2003, and may be adjusted by any amount that the board of directors may determine is appropriate to protect Catellus’ ability to qualify as a REIT. See “Risk Factors—Risks and Effects of the Merger and REIT Conversion.”

The special E&P distribution will be payable to stockholders in the form of a right to elect to receive cash, shares of Catellus REIT common stock, or a combination of both. We currently contemplate that the special E&P distribution will be declared in the fourth quarter of 2003 and paid in December 2003 or January or February 2004. The actual timing of the payment of the special E&P distribution will by determined by the board of directors. However, we anticipate paying the special E&P distribution in January or February 2004 only if we conclude that (as a result of the recently enacted Jobs and Growth Tax Act) that the special E&P distribution will be taxable to eligible individuals at the reduced rate of 15% if paid in January or February 2004, as would be the case if we paid the special E&P distribution in 2003. We expect to provide stockholders of record on the record date for the special E&P distribution approximately 20 days to decide whether to elect cash, shares of Catellus REIT common stock, or a combination of both, in payment of such special dividend.

We have filed a request for a private letter ruling with the Internal Revenue Service seeking guidance as to whether the amount of cash consideration used to pay the special E&P distribution can be limited for the purpose of distributing out accumulated earnings and profits to qualify Catellus REIT as a REIT. The receipt of a favorable ruling from the Internal Revenue Service cannot be assured. If we receive a favorable response to this ruling request, we will limit the maximum amount of cash distributed in connection with the special E&P distribution to $100 million. In that case, if the total amount of cash elected by our stockholders exceeds the maximum cash available in the special E&P distribution, then the available cash will be prorated among our stockholders making cash elections. We presently do not expect to limit the total amount of cash available for distribution if we do not receive a favorable response to the ruling request, and in that case, the amount of cash distributed in connection with the special dividend will depend solely upon the number of stockholders who elect to receive cash.

We expect that the election will be available on a per-share basis and that, once made, stockholders’ elections will be irrevocable. Stockholders entitled to the special E&P distribution who fail to make a timely election will receive shares of Catellus REIT common stock in payment of the special E&P distribution, subject to the ownership limit under Catellus REIT’s restated certificate of incorporation. In any event, cash will be paid in lieu of fractional shares, and the special E&P distribution will be paid in December 2003 or January or February 2004. To the extent that the special E&P distribution and the regular quarterly dividends are not sufficient to eliminate the estimated accumulated earnings and profits of Catellus and Catellus REIT, Catellus REIT will make one or more additional taxable distributions to its stockholders (in the form of cash or securities) prior to the last day of Catellus REIT’s first full taxable year as a REIT (currently expected to be December 31, 2004) in an amount intended to be sufficient to eliminate such earnings and profits.

OPINION OF FINANCIAL ADVISOR

Opinion of Morgan Stanley

Catellus retained Morgan Stanley to provide financial advisory services and a financial fairness opinion in connection with the merger and REIT conversion. The board of directors selected Morgan Stanley to act as Catellus’ financial advisor based on Morgan Stanley’s qualifications, expertise, reputation and its knowledge of the business and affairs of Catellus. At the meeting of the board of directors on February 28, 2003, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of February 28, 2003, and subject to and based on the considerations in its opinion, the “REIT Conversion” (as defined in Morgan Stanley’s opinion), if consummated, in the aggregate, is fair from a financial point of view to holders of Catellus common stock.

The full text of Morgan Stanley’s opinion, dated as of February 28, 2003, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley, is attached as Annex D to this proxy statement/prospectus. We urge you to read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the board of directors of Catellus, addresses only the fairness from a financial point of view of the REIT Conversion, if consummated, in the aggregate, and does not address any other aspect of the REIT Conversion nor does it constitute a recommendation to any person as to how to vote with respect to the merger which will effect the REIT Conversion at the annual meeting. This summary should be read together with the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Catellus and certain of its subsidiaries;

•	reviewed certain internal financial statements and other financial and operating data concerning Catellus prepared by the management of Catellus;

•	analyzed certain internal financial forecasts prepared by the management of Catellus;

•	reviewed information relating to certain strategic financial and operational benefits anticipated from the REIT Conversion;

•	discussed the past and current operations and financial condition and the prospects of Catellus and certain of its subsidiaries, including information relating to certain strategic, financial and operational benefits anticipated from the REIT Conversion, with senior executives of Catellus;

•	reviewed the pro forma impact of the REIT Conversion on Catellus’ earnings, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for Catellus common stock;

•	discussed with management of Catellus the rationale for and anticipated benefits of implementing the REIT Conversion;

•	compared the financial performance of Catellus and the historical market prices and trading activity of Catellus’ common stock with that of certain other publicly-traded companies that Morgan Stanley deemed relevant or comparable with Catellus, both currently and pro forma (after giving effect to the REIT Conversion), and their securities;

•	reviewed and discussed with management of Catellus the proposed earnings and profits distribution and the proposed dividend policy of Catellus;

•	participated in discussions among representatives of Catellus and its financial, tax and legal advisors;

•	reviewed information provided by Catellus concerning certain tax attributes and tax matters relating to the REIT Conversion;

•	discussed with management of Catellus the proposed division of the assets of Catellus between the REIT and those of its subsidiaries that Catellus plans to elect to be taxable REIT subsidiaries;

•	reviewed the board of directors presentation dated December 10, 2002, the draft board of directors resolution for REIT Conversion dated February 18, 2003, the draft investor presentation dated February 25, 2003, the draft proxy statement dated December 20, 2002, and certain related documents;

•	reviewed such other corporate, industry and financial market information as Morgan Stanley deemed appropriate; and

•	considered such other factors and performed such other analyses as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by Catellus for the purposes of its financial fairness opinion. With respect to the internal financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the REIT Conversion, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Catellus. In addition, Morgan Stanley assumed that the REIT Conversion will be implemented as contemplated and described to it by the management of Catellus, and in the board of directors presentation reviewed by Morgan Stanley dated December 10, 2002, and as further disclosed in this proxy statement/prospectus, a draft of which was reviewed by Morgan Stanley dated December 20, 2002, and Catellus’ investor presentation, a draft of which was reviewed by Morgan Stanley dated February 25, 2003, under the circumstances and with the effects described to Morgan Stanley, and that all conditions precedent would be satisfied or waived. Morgan Stanley assumed that the REIT Conversion will take place in a manner that will permit Catellus to qualify as a REIT in accordance with Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the “REIT Rules”) and that Catellus, after the REIT Conversion, will operate in accordance with the REIT Rules. Morgan Stanley also assumed that all material federal, state, local and other approvals and consents required in connection with the REIT Conversion will be obtained and that in connection with obtaining any necessary federal, state, local and other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which Catellus is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Catellus. Furthermore, Morgan Stanley is not an expert in accounting, legal or tax matters and made no representations nor did it opine upon the advice to be rendered by Catellus’ accountants, legal counsel or tax advisors with respect to the REIT Conversion.

Morgan Stanley was not furnished with any third-party independent valuations or appraisals of the assets or liabilities of Catellus. The opinion of Morgan Stanley is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, February 28, 2003. Morgan Stanley also assumed that upon consummation of the REIT Conversion, Catellus will qualify for treatment as a REIT under the REIT Rules no later than the full year beginning January 1, 2004.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Morgan Stanley employed a variety of approaches to estimate the value of Catellus under its current corporate structure, and pro forma for the proposed REIT Conversion. Additionally, Morgan Stanley estimated the incremental tax savings that would result from the proposed REIT structure.

Current Corporate Structure Valuations

Historical Share Price Performance.    Morgan Stanley reviewed the historical trading prices for the common stock of Catellus, including the twelve months ended February 26, 2003 and the period from October 1, 2002 (the first date of the month in which equity research analysts published reports discussing Catellus’ possible conversion to REIT status) through February 26, 2003. The table below presents share prices during these periods.

Metric	Period or Date	Catellus Share Price
Price on October 1, 2002	10/1/2002	$18.58
Price on February 26, 2003	2/26/2003	19.80
Last Twelve Month High	2/27/2002- 2/26/2003	21.35
Last Twelve Month Low	2/27/2002- 2/26/2003	16.35

Wall Street Analyst Price Targets and Net Asset Valuations.    Morgan Stanley reviewed the most recently published estimates by Wall Street equity research analysts. Price targets in these equity research analyst reports ranged from $19.50 to $24.00 per share. Net asset value estimates from these equity research analyst reports ranged from $19.45 to $22.26. The following table summarizes the estimates of net asset value and target prices for Catellus common stock from each of those reports, where available:

Firm	Date of Report	NAV Estimate	Price Target
Lehman Brothers	1/16/2003	$20.00	$20.00
Salomon Smith Barney	1/8/2003	NA	22.00
RBC Capital Markets	11/6/2002	20.53	21.00
Morgan Stanley	11/1/2002	NA	23.50
Merrill Lynch	10/31/2002	22.26	21.50
Wachovia Securities	10/31/2002	NA	24.00
Green Street Advisors	10/3/2002	19.45	19.50
Mean		20.56	21.64
Median		20.27	21.50

Net Asset Valuation Analysis.    Using Catellus management’s projections of net operating income on a property by property basis for the year 2002 and asset and liability balances as of December 31, 2002, Morgan Stanley calculated the net asset value per share for Catellus under its current corporate structure. Morgan Stanley applied a range of capitalization rates of 7.75% to 9.50% to estimated 2003 net operating income for the income-producing properties, which assumed 2% growth from Catellus management’s 2002 projections. The analysis assumed no additional net operating income from future acquisitions. Additionally, Morgan Stanley valued Catellus’ Construction in Progress at 100.0% of its December 31, 2002 book values. Catellus’ operating joint ventures were valued either by applying capitalization rates of 8.00% to 9.00% or EBITDA multiples of 7.5x to 8.5x to projected 2003 net operating income and EBITDA, respectively. Other miscellaneous assets were generally valued using discounted cash flow analyses based on discount rates of 13.0% to 15.0% for the Gap building at Mission Bay, 8.0% to 9.0% for ground leases, and 9.0% to 10.0% for the Cisco Systems purchase option at Pacific Commons as well as for interim income at Los Angeles Union Station and Mission Bay. Morgan Stanley calculated the value for the land portfolio by deriving asset by asset cash flows assuming absorption rates, costs to complete, and sales proceeds over time and then using the discounted cash flow method by applying discount rates of 18.0% to 25.0% for Pacific Commons and of 15.0% to 25.0% for other commercial and residential land (including Mission Bay, Los Angeles Union Station, and Santa Fe Depot). The ANT assets, which include various easements and land parcels, were valued based upon Catellus’ management estimates.

Other miscellaneous land parcels were valued at 100% of book value. The total resulting real estate value ranged from $3.2 to $3.7 billion.

Catellus’ cash balance as of December 31, 2002 was added to the gross real estate value along with an adjustment for net other liabilities. The resulting gross asset value of $3.6 to $4.0 billion was reduced by outstanding debt as of December 31, 2002 and a present value estimate of Catellus’ deferred tax liability to arrive at an equity net asset value. The equity net asset value per share was calculated by dividing the equity net asset value by the number of shares of Catellus common stock on a fully diluted basis. This analysis indicated a net asset value range of between $21.65 and $26.24 per existing share of Catellus common stock.

Valuation Pro Forma for REIT Conversion

Net Asset Valuation Analysis.    After giving effect to the proposed REIT Conversion, Morgan Stanley increased the net asset valuation estimated under the current corporate structure by the estimated reduction to the present value of Catellus’ deferred tax liability as a result of the proposed REIT structure. Additionally, the diluted share count was reduced to account for the exchange of approximately 3.6 million unvested options for approximately 1.6 million unvested, restricted shares at the completion of the proposed REIT Conversion (such adjustment being the “Share Adjustment” and the new diluted share count the “Adjusted Shares”). This analysis indicated positive adjustments to the net asset value per share of between $1.08 and $1.10, for a total range of between $22.75 and $27.32 per share.

Dividend Discount Model.    Morgan Stanley performed a discounted cash flow analysis, calculated as of December 31, 2003, of the cash flows to equity holders of Catellus for the period from 2004 to 2008 after giving effect to the proposed REIT Conversion. Funds from operations and dividends per pro forma share (pro forma for the special E&P distribution) for 2004 to 2006 were based upon estimates provided by Catellus management from preliminary projections developed to help determine dividend policies after the REIT Conversion. 2007 and 2008 funds from operations and dividends per pro forma share were arrived at by applying growth rates of 9.4% and 4.0%, respectively. Morgan Stanley employed terminal forward 12-month funds from operations multiples to projected 2008 funds from operations per share ranging from 9.0x to 11.0x. To the terminal multiple of funds from operations, Morgan Stanley added an estimate of the value of the remaining land assets as of December 31, 2008 of $3.03 per pro forma share based upon 90% of then net book value. The annual equity cash flows per pro forma share were then converted into cash flows per existing share reduced by the Share Adjustment. Morgan Stanley then employed discount rates reflecting an equity cost of capital ranging from 13.0% to 15.0% to determine a present value per share. Finally, the value of the proposed 2003 dividend distributions and the cash earnings and profits distribution were added to obtain an equity valuation per share. Based upon the projections of cash flows to equity for the years 2004 through 2008, the range of present values per share of Catellus common stock was as follows:

	Terminal Forward 12-Month Funds From Operations Multiples
Discount Rates	9.0x	9.5x	10.0x	10.5x	11.0x
13.0%	$19.84	$20.48	$21.12	$21.76	$22.40
13.5%	19.50	20.12	20.75	21.38	22.01
14.0%	19.16	19.78	20.39	21.01	21.62
14.5%	18.84	19.44	20.04	20.64	21.24
15.0%	18.53	19.11	19.70	20.29	20.88

Sum-of-the-Parts Valuation.    Morgan Stanley also employed a sum-of-the-parts valuation analysis to determine the value per share of Catellus common stock. Morgan Stanley valued the non-land assets and the land holdings separately and then made adjustments for the earnings and profits distribution and proposed cash dividend distributions in 2003. To value the non-land assets, Morgan Stanley determined, based upon estimates provided by Catellus management, the estimated 2004 funds from operations for the non-land assets, to be $1.34 per pro forma share. Morgan Stanley arrived at a range of comparable company multiples from the following companies, whose property portfolios share similar characteristics with Catellus’ non-land assets. These companies included:

•	AMB Property Corporation;

•	CenterPoint Properties Trust;

•	Duke Realty Corporation;

•	First Industrial Realty Trust, Inc.; and

•	ProLogis Trust.

Morgan Stanley arrived at its range of comparable company multiples by dividing the share prices (using closing share prices as of February 26, 2003) by consensus forward twelve months funds from operations per share estimates from First Call. Morgan Stanley’s calculations resulted in a selected range of price/forward twelve months funds from operations multiples from 9.0x to 11.0x with a midpoint of 10.0x. These multiples were applied to Catellus management projections to determine an implied trading value of the non-land assets per pro forma share of Catellus common stock. To determine an implied trading value for Catellus pro forma for the REIT Conversion, Morgan Stanley added to the range of implied pro forma trading values for the non-land assets the estimated land asset value as of December 31, 2003. The estimate of land asset value as of December 31, 2003, based on 90% of estimated December 31, 2003 book value, was determined to be $427.4 million, or $4.23 per pro forma share. Morgan Stanley thereby determined an implied trading value per pro forma share of Catellus common stock of $16.27 to $18.95. To determine an implied trading value per existing share of Catellus common stock reduced by the Share Adjustment, Morgan Stanley estimated, based upon the proposed $200 million stock distribution of accumulated earnings and profits and an assumed trading price of $19.84 per existing share, that 11.3 million new shares would be issued implying 1.127 pro forma shares per Adjusted Share of Catellus common stock. Morgan Stanley thereby determined an implied trading value per share of Catellus common stock of $18.33 to $21.35. To arrive at a total value per share of Catellus common stock, before the planned earnings and profits and other distributions, Morgan Stanley added the value of the proposed cash earnings and profits distribution and 2003 dividend distributions. The results of each of the steps described above are summarized in the following table:

	Low Case	Middle Case	High Case
Estimated 2004 Funds from Operations for Non-Land Assets per Pro Forma Share	$1.34	$1.34	$1.34
Multiple to Forward Twelve Months Funds from Operations	9.0x	10.0x	11.0x
Implied Trading Value of Non-Land Assets per Pro Forma Share as of 1/1/04	$12.05	$13.39	$14.72
Estimated Land Asset Value as of 12/31/03 (90% of Book Value)	$4.23	$4.23	$4.23
Implied Trading Value of Catellus Common Stock per Pro Forma Share as of 1/1/04	$16.27	$17.61	$18.95
Ratio of Pro Forma Shares to Adjusted Shares	1.127x	1.127x	1.127x
Implied Trading Value of Catellus Common Stock per Adjusted Share as of 1/1/04	$18.33	$19.84	$21.35
Estimated Earnings and Profits Cash Distribution per Adjusted Share	$1.14	$1.14	$1.14
Estimated 2003 Dividend Distributions per Adjusted Share	$0.57	$0.57	$0.57
Total Value of Catellus Common Stock per Adjusted Share, Before Planned Distributions	$20.04	$21.55	$23.06

Premiums Observed in Precedent REIT Conversions Analysis.    Morgan Stanley used publicly available information from several precedent transactions and analyzed the trading impacts (relative to a related market index) observed at both the announcement and conclusion of these transactions.

Morgan Stanley selected the following REIT Conversion transactions:

•	Capital Trust, Inc.;

•	Getty Realty Corp.;

•	Host Marriott Corporation;

•	Rouse Company;

•	Station Casinos, Inc.;

•	Lexford Residential Trust; and

•	Vornado Realty Trust.

The table below provides, for the precedent transactions, the selected high and low premiums to the current price (closing stock price immediately before the announcement of the transaction) relative to the selected market index both on the announcement date and through the date of REIT Conversion:

	Relative Return
	Announcement Date	Through Conversion
Low	5.2%	17.6%
High	11.5%	26.2%

Based upon Catellus’ common stock closing price on February 26, 2003 of $19.80 per share and a three-month volume-weighted average trading price of $19.21, these premiums implied a valuation range as follows:

	Implied Share Price Based Upon Relative Return Precedents
	Based on Current Price		Based on 3-month Average Price
	Announcement Date	Through Conversion	Announcement Date	Through Conversion
Low	$20.83	$23.28	$20.21	$22.60
High	$22.08	$24.99	$21.42	$24.25

Incremental Valuation of Income Tax Savings

Based on estimates of pre-tax earnings from 2004 to 2008 both under the existing corporate structure as well as under the proposed REIT structure (including estimates for the taxable REIT subsidiaries), Morgan Stanley estimated the cash corporate income taxes that would be due over the same period under both corporate structures. The estimates were based on preliminary projections of pre-tax earnings for 2004 to 2006 provided by Catellus management that were developed to help determine dividend policies after the REIT Conversion. Morgan Stanley estimated the pre-tax earnings for 2007 and 2008 would grow 5% annually. A corporate income tax rate of 40% was assumed. A terminal value of taxes payable after 2008 was determined by assuming that future taxes would grow at 3% annually. Additionally, based upon the assumption of a 100% payout ratio of after-tax earnings under both the existing and REIT corporate structures, Morgan Stanley estimated the annual income taxes that would be due at the investor level assuming a blended average investor income tax rate. After applying a range of discount rates (between 13% and 17%) to both the estimated corporate and investor-level taxes and a range of blended average investor income tax rates (between 0% and 40%), the net sum of the present value of both corporate and total (corporate and investor-level) income taxes was determined. The positive difference in the net results under the proposed REIT structure versus the current corporate structure were quantified as follows:

Corporate Income Tax Savings Per Adjusted Share
	Discount Rate
	13.0%	14.0%	15.0%	16.0%	17.0%
	$3.62	$3.30	$3.02	$2.79	$2.60

Total Income Tax Savings Per Adjusted Share
	Discount Rate
Investor Tax Rate	13.0%	14.0%	15.0%	16.0%	17.0%
0.0%	$3.62	$3.30	$3.02	$2.79	$2.60
10.0%	3.15	2.87	2.63	2.43	2.26
20.0%	2.68	2.44	2.24	2.07	1.92
30.0%	2.20	2.00	1.84	1.70	1.58
40.0%	1.73	1.57	1.45	1.34	1.25

In connection with the review of the proposed REIT Conversion by Catellus’ board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley’s view of the actual value of Catellus.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Catellus. Any estimates contained in Morgan Stanley’s analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of Morgan Stanley’s analysis of the fairness from a financial point of view of the REIT Conversion, if consummated, in the aggregate, and were conducted in connection with the delivery by Morgan Stanley of its opinion dated February 28, 2003 to the board of directors of Catellus. Morgan Stanley’s analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of Catellus might actually trade following the consummation of the merger and REIT Conversion, and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of Catellus should vote at the stockholders’ meetings held in connection with the merger and REIT Conversion.

Morgan Stanley’s opinion was one of the many factors taken into consideration by the Catellus board of directors in making its determination to approve the REIT Conversion. Morgan Stanley’s analyses summarized above should not be viewed as determinative of the opinion of the Catellus board of directors with respect to the value of Catellus. Furthermore, Morgan Stanley’s opinion does not address the relative merits of the underlying decision by Catellus to implement the REIT Conversion compared to other business strategies being considered by, or available to, Catellus’ board of directors, nor does it address the board’s decision to proceed with the adoption of the REIT Conversion.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services to Catellus and have received customary fees for the rendering of these services.

Furthermore, Morgan Stanley may in the future provide financial advisory and financing services to Catellus, for which it expects to receive customary fees for the rendering of these services. In the ordinary course of business, Morgan Stanley may from time to time trade in the securities of or indebtedness of Catellus for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities or indebtedness.

Pursuant to an engagement letter dated August 26, 2002, as modified on February 19, 2003, Catellus has agreed to pay Morgan Stanley a $500,000 opinion fee that was paid February 28, 2003, and a $2.4 million transaction fee, contingent upon Catellus’ election to be taxed as a REIT, $900,000 of which was paid upon the announcement of the REIT Conversion with the remaining portion payable in installments through November 2003. Catellus has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

BUSINESS AND PROPERTIES

General

Catellus REIT, a wholly owned subsidiary of Catellus, was organized in Delaware on March 28, 2003 to succeed to and continue the business of Catellus upon consummation of the REIT conversion and merger of Catellus with and into the Operating Partnership. After the merger and the completion of the other restructuring transactions comprising the REIT conversion, Catellus REIT will operate as an UPREIT with wholly owned taxable REIT subsidiaries that will continue the development, ownership, and management of predominantly industrial real estate currently conducted by Catellus. Our rental properties provide us with a relatively consistent source of earnings. Our development activities provide cash flow through the sales of land or the conversion of our developable land to property that is either added to our rental portfolio or sold to tenants, developers, investors, or others. We invest in new land to ensure our potential for growth.

Catellus was formed to conduct the non-railroad real estate activities of the Santa Fe Pacific Corporation and was spun off to stockholders effective in 1990. Our railroad heritage has given us a diverse base of developable properties located near transportation corridors in major western United States markets. This land has proven suitable for the development of a variety of product types, including industrial, retail, office, and residential. Over time, we have expanded our business by acquiring land suitable for primarily industrial development in many of the same suburban locations where we have an established presence.

We currently have four primary groups:

•	Asset Management, which provides management and leasing services for our rental portfolio;

•	Suburban Commercial, which acquires and develops suburban commercial business parks for our own rental portfolio and sells land and/or buildings;

•	Suburban Residential, which develops suburban residential communities and sells lots to homebuilders; and

•	Urban, which focuses on developing three large urban mixed-use projects for our own rental portfolio or for sale to third parties.

Our objective is to enhance stockholder value by implementing a focused business strategy that will provide stable cash flow and growth opportunities by:

•	increasing our focus on lower-risk, higher-return industrial property development and management;

•	emphasizing the strength and stability of cash flows generated from our newly developed industrial rental portfolio with the long term goal of increasing the percentage of revenues from industrial rents and de-emphasizing development sales and non-industrial rentals;

•	acquiring and developing industrial properties by utilizing our proven development skills;

•	reinvesting capital from our existing urban and residential properties into the industrial business, in part by accelerating suburban residential sales in our Suburban Residential Development group to take advantage of current market conditions in the residential real estate market; and

•	leveraging our skills in land development outside the industrial business by seeking opportunistic land development.

Our industrial rental portfolio is geographically diverse and located in major transportation corridors and distribution centers such as Southern California, Chicago and Dallas. Over 60% of the portfolio has been built since 1995. The properties are leased to diverse, high quality tenants through long-term leases with staggered expirations. Approximately 88% of the portfolio is classified as “bulk warehouse.”

In anticipation of the REIT conversion, we will take steps during 2003 to better position our businesses for operation as a REIT. This will include looking for ways to operate more efficiently, consistent with a focus of new development on industrial product. We plan to continue our Urban Group mixed-use projects that are underway, but do not plan to seek new ones. Since the Urban Group will no longer be pursuing new activities, and given the considerable progress made on existing projects, it is also anticipated that the scope of activities will be reduced, resulting in a reduction in work force over 2003 and 2004. It is anticipated that Doug Gardner, President, and Mark Schuh, Executive Vice President, both of the Urban Group, will continue to lead their group during the transition for the balance of 2003, after which they will leave Catellus. The Urban Group currently reports to the Chief Executive Officer of Catellus and this reporting relationship will continue.

The Urban Group projects will be operated in a taxable REIT subsidiary and we expect to recycle surplus capital from the Urban Group projects through continuing development with greater emphasis on third party parcel sales, land leases, and joint ventures. During 2003, the Suburban Residential Group projects will be positioned for sale and any remaining assets will be operated in a taxable REIT subsidiary.

Unless the context otherwise suggests, the following discussion assumes the merger and the restructuring transactions comprising the REIT conversion have occurred.

Property Portfolio

Rental Portfolio

Our income-producing portfolio is comprised of commercial rental property, ground leases and other properties, and interests in several joint ventures. As of December 31, 2002, we owned 37 million square feet of commercial rental property of which 89.1% was industrial, 8.6% was office, and 2.3% was retail. Since the end of 1995, our portfolio has expanded by more than 22.9 million square feet (163%), primarily through our development activities. As of December 31, 2002, approximately 35% of the rental property, by square footage, was located in Southern California, 19% in Northern California, 18% in Illinois, 11% in Texas, 7% in Colorado, 3% in Arizona, and 3% in Ohio, with the remaining 4% located in five other states. As of December 31, 2002, we also owned approximately 8,000 acres of land subject to ground leases, approximately 755,000 square feet of other rent generating properties that are located at our urban development projects, the majority of which is projected to be converted to future redevelopment opportunities, and joint ventures interests in two hotels and two office buildings.

The following table provides information on our income-producing portfolio:

	Number of Buildings			Square Feet Owned			Net Book Value
	December 31,			December 31,			December 31,
	2002	2001	2000	2002	2001	2000	2002	2001	2000
				(In thousands)			(In thousands)
Rental Portfolio
Industrial	196	187	198	32,944	27,594	26,251	$1,134,890	$943,340	$874,168
Office	32	27	24	3,164	2,442	1,625	409,339	297,707	205,179
Retail	22	19	21	868	864	880	100,882	96,263	94,085
Ground leases and other properties		—	—	—	—	—	139,886	138,708	79,950
Operating joint ventures ventures		—	—	—	—	—	(10,920)	(13,026)	(16,092)

Subtotal	250	233	243	36,976	30,900	28,756	1,774,077	1,462,992	1,237,290

Accumulated depreciation							(366,772)	(325,130)	(287,039)

Total							$1,407,305	$1,137,862	$950,251

Developable Land Inventory

We have developable land capable of supporting up to an estimated 38.1 million square feet of commercial development and approximately 9,300 units of residential development as of December 31, 2002. Substantially all of our commercial and residential developable land is entitled. Approximately 67% of the total commercial development potential by square footage is located in California: San Francisco, Silicon Valley, San Francisco’s East Bay area, Los Angeles County, Orange County, the Inland Empire (San Bernardino and Riverside counties), and the City of San Diego; approximately 14% in Texas; approximately 11% in Illinois; with the remaining 8% located in four other states. In terms of residential lots, approximately 59% of the residential land for potential development is located in Northern California, 18% is in Southern California, and 23% is in Colorado.

The following table summarizes the estimated development potential of our land inventory as of December 31, 2002:

	Commercial	Residential	Hotel
	(Square feet)	(Lots or units)	(Rooms)
Commercial	25,907,000	—	—
Residential	—	5,789	—
Urban	12,226,000	3,548	500

Total	38,133,000	9,337	500

Entitled	36,806,800	9,223	500
Entitlements/approvals in progress	1,327,000	114	—

The following table shows the net book value of our developable land inventory for the years presented:

	Net Book Value
	December 31,
	2002	2001	2000

	(In thousands)
Commercial	$171,924	$188,527	$174,329
Residential	52,850	52,108	64,479
Residential Joint Ventures	37,919	74,721	46,245
Urban	279,495	258,504	366,136

Subtotal	542,187	573,860	651,189
Accumulated depreciation	(10,699)	(9,888)	(15,819)

Total	$531,488	$563,972	$635,370

Asset Management Group

The Asset Management Group manages our rental portfolio of industrial, office, retail, ground lease properties, and operating joint ventures. The group provides the following services: (1) leasing and management services; (2) acquisition of properties for, and sale of certain rental properties from, our portfolio; and (3) management and disposition services for our other land holdings. The Asset Management Group provided ground lease management services for a third party before the contract expired in 2000.

Rental Portfolio

The following table summarizes our rental portfolio property operating income by property type for the years presented:

	Property Operating Income(1) Year Ended December 31,
	2002	2001	2000
	(In thousands)
Rental Portfolio
Industrial	$125,744	$111,409	$98,831
Office	31,650	24,362	20,228
Retail	10,725	9,778	10,511
Ground leases	21,271	20,237	14,724
Other properties	6,488	6,432	7,196
Equity in earnings of operating joint ventures	8,277	8,833	9,809

Subtotal	204,155	181,051	161,299
Less: Discontinued operations	(486)	(1,816)	(2,267)

Total property operating income	$203,669	$179,235	$159,032

(1)	Property operating income is rental revenue less property operating costs plus equity in earnings of operating joint ventures.

Building Portfolio

The following table summarizes our building portfolio, by year built, as of December 31, 2002:

	City	State	Rentable Square Feet	Year Built	Major Tenant	RSF Occupied	YR End Vacancy	Year End Occ.
	Industrial Property:
1	Minooka	IL	1,034,200	2002	Kellogg’s USA, Inc.	1,034,200	—	100%
2	Ontario	CA	830,000	2002	Exel, Inc.	830,000	—	100%
3	Manteca	CA	608,860	2002	Ford Motor Company	608,860	—	100%
4	Ontario	CA	607,320	2002	Specialty Merchandise Corporation	607,320	—	100%
5	Rancho Cucamonga	CA	449,370	2002	Ford Motor Company	449,370	—	100%
6	Romeoville	IL	421,361	2002	APL Logistics Warehouse Mgmt. Svcs., Inc	421,361	—	100%
7	Grand Prairie	TX	398,364	2002	Lagasse Bros., Inc.	105,918	292,446	27%
8	Shepherdsville	KY	382,800	2002	APL Logistics Warehouse Mgmt. Svcs., Inc	193,800	189,000	51%
9	Denver	CO	314,978	2002	Ford Motor Company	200,689	114,289	64%
10	Ft Worth	TX	252,000	2002	Ford Motor Company	252,000	—	100%
11	Denver	CO	144,511	2002	Keebler Company	81,487	63,024	56%
12	Fremont	CA	105,700	2002	Tranax Technologies, Inc.	41,232	4,468	39%
13	Denver	CO	89,739	2002	Colorado Health Systems, Inc.	58,050	31,689	65%
14	Denver	CO	360,118	2001	Aspen Pet Products, Inc.	360,118	—	100%
15	Denver	CO	350,969	2001	United Stationers Supply Co.	350,969	—	100%
16	Woodridge	IL	167,529	2001	Metro Exhibit Corporation	167,529	—	100%
17	Denver	CO	161,511	2001	Loving-Kayman, LLC	161,511	—	100%
18	Rancho Cucamonga	CA	120,620	2001	Scripto-Tokai Corporation	120,620	—	100%
19	Fremont	CA	100,528	2001	Vacant	—	100,528	0%
20	Fremont	CA	65,332	2001	Vacant	—	65,332	0%
21	Woodridge	IL	513,674	2000	Prairie Packaging, Inc.	513,674	—	100%
22	Ontario	CA	504,530	2000	New Balance Athletic Shoe, Inc.	504,530	—	100%
23	Grand Prairie	TX	450,864	2000	Quaker Sales & Distribution, Inc.	450,864	—	100%
24	Rancho Cucamonga	CA	443,190	2000	APL Logistics Warehouse Mgmt. Svcs., Inc	443,190	—	100%
25	Rancho Cucamonga	CA	441,970	2000	APL Logistics Warehouse Mgmt. Svcs., Inc	441,970	—	100%

	City	State	Rentable Square Feet	Year Built	Major Tenant	RSF Occupied	YR End Vacancy	Year End Occ.
26	Grand Prairie	TX	422,622	2000	APL Logistics Warehouse Mgmt. Svcs., Inc	422,622	—	100%
27	Ontario	CA	373,283	2000	The Hain Food Group	373,283	—	100%
28	Woodridge	IL	367,999	2000	Central American Distribution & Transport	367,999	—	100%
29	Ontario	CA	359,996	2000	The Gillette Company	359,996	—	100%
30	Woodridge	IL	263,007	2000	Corporate Express Office Products, Inc.	211,949	51,058	81%
31	Oakland	CA	147,500	2000	United States Postal Service	147,500	—	100%
32	Rancho Cucamonga	CA	56,490	2000	Carpenter Technology Corporation	56,490	—	100%
33	Romeoville	IL	532,560	1999	The Gillette Co.	532,560	—	100%
34	Grand Prairie	TX	423,700	1999	APL Logistics Warehouse Mgmt. Svcs., Inc	423,700	—	100%
35	Romeoville	IL	402,266	1999	APL Logistics Warehouse Mgmt. Svcs., Inc	402,266	—	100%
36	Woodridge	IL	396,489	1999	Central American Warehouse Co.	396,489	—	100%
37	Woodridge	IL	351,799	1999	United States Intermodal Services, LLC	351,799	—	100%
38	Grand Prairie	TX	343,200	1999	APL Logistics Warehouse Mgmt. Svcs., Inc	343,200	—	100%
39	Fremont	CA	187,168	1999	Peripheral Computer Support	187,168	—	100%
40	Portland	OR	180,000	1999	Spicers, Inc.	180,000	—	100%
41	Louisville	KY	166,600	1999	Clark Material Handling Company	166,600	—	100%
42	Woodridge	IL	165,173	1999	Samuel Manu-Tech, Inc.	165,173	—	100%
43	Portland	OR	165,000	1999	Synetics Solutions, Inc.	165,000	—	100%
44	Denver	CO	156,139	1999	Marriott Distribution Services	156,139	—	100%
45	Woodridge	IL	114,591	1999	Packaging Consultants, Inc.	114,591	—	100%
46	Portland	OR	103,500	1999	Kinco International, Inc.	103,500	—	100%
47	Richmond	CA	88,845	1999	Kaiser Foundation Health Plan, Inc.	88,845	—	100%
48	Fremont	CA	60,000	1999	Fiberstars, Inc.	60,000	—	100%
49	Fremont	CA	53,395	1999	Sonic Manufacturing Technologies, Inc.	53,395	—	100%
50	Richmond	CA	42,500	1999	Kaiser Foundation Health Plan, Inc.	42,500	—	100%
51	Ontario	CA	526,408	1998	Sweetheart Holdings, Inc.	526,408	—	100%
52	Stockton	CA	500,199	1998	Kellogg’s USA Inc.	500,199	—	100%
53	Denver	CO	325,999	1998	Quantum Logistics, Inc.	325,999	—	100%
54	Woodridge	IL	240,280	1998	APL Logistics Warehouse Mgmt. Svcs., Inc	240,280	—	100%
55	Industry	CA	183,855	1998	Liberty Glove, Inc.	183,855	—	100%
56	Oakland	CA	176,826	1998	Public Storage Pick-Up & Delivery, Inc.	176,826	—	100%
57	Woodridge	IL	158,871	1998	Rock-Tenn Converting Company	124,742	34,129	79%
58	Industry	CA	140,380	1998	Graybar Electric Company, Inc.	140,380	—	100%
59	Industry	CA	138,124	1998	Unipac Shipping Co./Continental Agency	138,124	—	100%
60	Denver	CO	129,442	1998	Callisto Corporation	129,442	—	100%
61	Industry	CA	109,448	1998	Playhut, Inc.	109,448	—	100%
62	Fremont	CA	102,626	1998	Mouse Systems	102,626	—	100%
63	Fremont	CA	476,177	1997	Office Depot, Inc.	476,177	—	100%
64	Aberdeen	MD	470,707	1997	Saks & Company	470,707	—	100%
65	Industry	CA	298,050	1997	Viewsonic Corporation	298,050	—	100%
66	Union City	CA	234,588	1997	Spicers Paper, Inc.	234,588	—	100%
67	Garland	TX	227,023	1997	Interceramic, Inc.	227,023	—	100%
68	Garland	TX	226,906	1997	Ascendant Solutions	226,906	—	100%
69	Ontario	CA	180,608	1997	Tyco Healthcare Group, LLP	180,608	—	100%
70	Fremont	CA	174,460	1997	Galgon Industries, Inc.	126,400	48,060	72%
71	Anaheim	CA	130,466	1997	Anixter Inc.	130,466	—	100%
72	Fremont	CA	127,452	1997	Victron, Inc.	127,452	—	100%
73	Ontario	CA	37,000	1997	Los Angeles Times Communications, LLC	37,000	—	100%
74	Industry	CA	230,992	1996	Owens & Minor West, Inc.	230,992	—	100%
75	Ontario	CA	201,454	1996	McLane Company, Inc.	201,454	—	100%

	City	State	Rentable Square Feet	Year Built	Major Tenant	RSF Occupied	YR End Vacancy	Year End Occ.
76	Fremont	CA	158,400	1996	Home Depot USA, Inc.	158,400	—	100%
77	Oklahoma City	OK	124,905	1996	Pollock Investments Inc.	60,000	64,905	48%
78	Fremont	CA	114,948	1996	Menlo Logistics, Inc.	114,948	—	100%
79	Fremont	CA	94,080	1996	Galgon Industries, Inc.	58,368	35,712	62%
80	Vernon	CA	41,712	1996	Lucky Brand Dungarees, Inc.	41,712	—	100%
81	Vernon	CA	27,798	1996	Vacant	—	27,798	0%
82	Ontario	CA	300,136	1995	Dunlop Tire Corp.	300,136	—	100%
83	Santa Fe Springs	CA	100,000	1995	Spicers Paper, Inc.	100,000	—	100%

	Subtotal 1995-2002		21,954,180		(83 buildings)	20,771,742	1,182,438	95%

1	Grove City	OH	300,211	1994	Vista Packaging, Inc.	300,211	—	100%
2	Garland	TX	262,000	1994	Interceramic, Inc	262,000	—	100%
3	Fullerton	CA	100,000	1994	Adams Rite Aerospace, Inc.	100,000	—	100%
4	Anaheim	CA	17,575	1994	Los Angeles Times Communications LLC	17,575	—	100%
5	Grove City	OH	360,412	1993	McKesson Medical-Surgical Minnesota Inc.	331,052	29,360	92%
6	Grove City	OH	305,268	1993	McGraw Hill	305,268	—	100%
7	Woodridge	IL	261,400	1993	Dollar Tree Stores, Inc.	261,400	—	100%
8	Ontario	CA	149,406	1992	THMX Holdings, LLC	149,406	—	100%
9	Livermore	CA	148,440	1992	Owens & Minor West	148,440	—	100%
10	Woodridge	IL	148,416	1992	Multifoods Distribution Group, Inc.	148,416	—	100%
11	Anaheim	CA	130,595	1992	Micro Technology, Inc.	130,595	—	100%
12	Anaheim	CA	79,846	1992	Partition Installations, Inc.	79,846	—	100%
13	Vernon	CA	47,000	1992	John S. Dull & Associates, Inc.	47,000	—	100%
14	Anaheim	CA	36,800	1992	SCP Superior Acquisition	36,800	—	100%
15	Anaheim	CA	26,200	1992	S-B Power Tool Company	26,200	—	100%
16	Industry	CA	449,049	1991	Circuit City Stores, Inc.	449,049	—	100%
17	Woodridge	IL	265,057	1991	Sportmart, Inc.	265,057	—	100%
18	Woodridge	IL	116,544	1991	Argo Turboserve Corporation	116,544	—	100%
19	Union City	CA	105,408	1991	Anixter Bros, Inc.	46,848	58,560	44%
20	Vernon	CA	49,250	1991	Brambles Info. Mgmt., Inc.	49,250	—	100%
21	Santa Fe Springs	CA	42,890	1991	Highlight Graphics	35,990	6,900	84%
22	Santa Fe Springs	CA	37,268	1991	Hotchkis Performance	37,268	—	100%
23	Santa Fe Springs	CA	31,638	1991	Polestar, Inc.	31,638	—	100%
24	Vernon	CA	30,840	1991	Monami Textile, Inc.	30,840	—	100%
25	Vernon	CA	30,840	1991	Alto Products	30,840	—	100%
26	Santa Fe Springs	CA	11,929	1991	Marinco Electric Inc.	7,994	3,935	67%
27	Santa Fe Springs	CA	11,045	1991	Dover Resources Inc	9,750	1,295	88%
28	Ontario	CA	412,944	1990	Cott Beverages USA, Inc.	412,944	—	100%
29	Santa Fe Springs	CA	237,814	1990	La Salle Paper Company, Inc.	237,814	—	100%
30	Garland	TX	200,000	1990	Sears Logistics Services, Inc.	200,000	—	100%
31	Tempe	AZ	165,646	1990	Vacant	—	165,646	0%
32	Ontario	CA	141,150	1990	H. Tedmori, Inc.	141,150	—	100%
33	Livermore	CA	131,128	1990	Nature Kist	131,128	—	100%
34	Union City	CA	116,993	1990	Tyco Printed Circuit Group LLP	116,993	—	100%
35	Vernon	CA	48,187	1990	Mister S	48,187	—	100%
36	Vernon	CA	26,923	1990	Barth and Dreyfuss Of California	26,923	—	100%
37	Vernon	CA	26,653	1990	Maruhana U.S.A., Corp.	26,653	—	100%

	Subtotal 1990-1994		5,062,765		(37 buildings)	4,797,069	265,696	95%

1	Stockton	CA	435,609	1989	Ralphs Grocery Co.	435,609	—	100%
2	Ontario	CA	405,864	1989	Exel Inc.	405,864	—	100%
3	Anaheim	CA	39,285	1989	V & M Restoration	39,285	—	100%
4	Anaheim	CA	28,185	1989	Shaxon Industries	28,185	—	100%
5	Santa Ana	CA	24,968	1989	Severn Trent Laboratories, Inc.	24,968	—	100%
6	Anaheim	CA	24,955	1989	Specification Seals Co.	24,955	—	100%
7	Anaheim	CA	20,705	1989	Automation Products	20,705	—	100%

	City	State	Rentable Square Feet	Year Built	Major Tenant	RSF Occupied	YR End Vacancy	Year End Occ.
8	Phoenix	AZ	206,263	1988	Freeport Logistics Inc.	206,263	—	100%
9	Vernon	CA	137,307	1988	Pepboys Of California	137,307	—	100%
10	Tempe	AZ	133,291	1988	Eagle Global Logistics	133,291	—	100%
11	Carson	CA	133,240	1988	F.R.T. International, Inc.	133,240	—	100%
12	Carson	CA	118,545	1988	Expeditors International	118,545	—	100%
13	Union City	CA	115,200	1988	California Equipment Distributors, Inc.	115,200	—	100%
14	Livermore	CA	92,022	1988	Trans Western Polymers, Inc.	92,022	—	100%
15	Vernon	CA	85,349	1988	Rayem Investments, Inc.	85,205	144	100%
16	Union City	CA	82,944	1988	Orthopedic Systems, Inc.	82,944	—	100%
17	Union City	CA	77,760	1988	National Retail Transportation, Inc.	77,760	—	100%
18	Livermore	CA	76,800	1988	Trans Western Polymers, Inc.	76,800	—	100%
19	Tustin	CA	69,763	1988	Terumo Medical Corporation	69,763	—	100%
20	Tustin	CA	59,505	1988	GE Medical Systems Info Technologies, Inc	59,505	—	100%
21	Orange	CA	54,177	1988	Freedom Communications Inc.	54,177	—	100%
22	Santa Ana	CA	36,225	1988	Applied Industrial Technology, Inc.	36,225	—	100%
23	Los Angeles	CA	31,311	1988	Tanimura Distributing	31,311	—	100%
24	Rancho Cucamonga	CA	419,064	1987	Weingart Foundation	419,064	—	100%
25	Stockton	CA	314,392	1987	Ralphs Grocery Co.	314,392	—	100%
26	Phoenix	AZ	221,116	1987	Huhtamaki Plastics, Inc.	221,116	—	100%
27	Santa Fe Springs	CA	98,882	1987	Galleher Hardwood Company	98,882	—	100%
28	Union City	CA	88,704	1987	Am-Pac Tire Distribution, Inc.	88,704	—	100%
29	Union City	CA	86,496	1987	Logitech, Inc.	86,496	—	100%
30	Santa Fe Springs	CA	70,756	1987	Atlantic, Inc.	70,756	—	100%
31	Anaheim	CA	52,965	1987	Mintek Digital, Inc.	52,965	—	100%
32	Anaheim	CA	51,153	1987	Meiho Technology, Inc.	51,153	—	100%
33	Union City	CA	44,909	1987	Exp Pharmaceutical Waste Management, Inc	44,909	—	100%
34	Anaheim	CA	43,428	1987	United Media Services, Inc.	43,428	—	100%
35	Anaheim	CA	32,074	1987	Saint-Gobain Industrial Ceramics, Inc.	32,074	—	100%
36	Los Angeles	CA	30,104	1987	Tanimura Distributing	30,104	—	100%
37	La Mirada	CA	220,000	1986	Mohawk Industries, Inc.	220,000	—	100%
38	Union City	CA	126,144	1986	Runco International, Inc.	47,852	78,292	38%
39	Orange	CA	108,222	1986	Data Aire, Inc.	108,222	—	100%
40	Tempe	AZ	101,601	1986	Triumph / Stolper	101,601	—	100%
41	Tempe	AZ	93,366	1986	Southern Wine and Spirits	93,366	—	100%
42	Vernon	CA	77,184	1986	Jade Apparel, Inc.	77,184	—	100%
43	Tustin	CA	75,226	1986	Scan-Tron Corporation	75,226	—	100%
44	Orange	CA	42,918	1986	Mailing and Marketing, Inc.	42,918	—	100%
45	Orange	CA	35,000	1986	Cano Container Corporation	35,000	—	100%
46	Vernon	CA	28,875	1986	Master Knits USA, Inc.	28,875	—	100%
47	Fullerton	CA	50,000	1985	Sonic Air Systems, Inc.	50,000	—	100%
48	Anaheim	CA	20,769	1985	Fremont Investment & Loan	20,769	—	100%

	Subtotal 1985-1989		5,022,621		(48 buildings)	4,944,185	78,436	98%

1	Sacramento	CA	46,500	1983	Competition Parts Warehouse	46,500	—	100%
2	Sacramento	CA	21,976	1983	Competition Parts Warehouse	21,976	—	100%
3	Sacramento	CA	21,000	1983	American River Flood Control	21,000	—	100%
4	Sacramento	CA	21,000	1983	American River Flood Control	21,000	—	100%
5	Fullerton	CA	97,056	1980	Modular Systems Services, Inc.	97,056	—	100%
6	Vernon	CA	10,600	1980	U.S. Filter Distribution Group	10,600	—	100%
7	Phoenix	AZ	78,327	1976	Willey Brothers, Inc.	50,913	27,414	65%
8	Tustin	CA	65,910	1975	ADC Telecommunications, Inc.	65,910	—	100%
9	Houston	TX	57,058	1975	Insituform Technologies, Inc.	57,058	—	100%
10	San Diego	CA	32,905	1971	Michael Culleton	32,905	—	100%
11	San Diego	CA	21,507	1971	Refrigeration Supplies Dist.	21,507	—	100%
12	San Diego	CA	18,001	1971	Ljungquist Enterprises, Inc.	18,001	—	100%
13	San Diego	CA	14,401	1971	Oceanus Press	14,401	—	100%
14	San Diego	CA	14,000	1971	California Board Sports	14,000	—	100%

	City	State	Rentable Square Feet	Year Built	Major Tenant	RSF Occupied	YR End Vacancy	Year End Occ.
15	San Diego	CA	12,822	1971	Transwestern Publishing	12,822	—	100%
16	San Diego	CA	12,801	1971	Aquatic Design System	12,801	—	100%
17	San Diego	CA	12,599	1971	Nico & Associates, Inc.	12,599	—	100%
18	San Diego	CA	11,200	1971	Insight Systems LLC	11,200	—	100%
19	San Diego	CA	9,928	1971	Vacant	—	9,928	0%
20	San Diego	CA	9,600	1971	Smalley & Company	9,600	—	100%
21	San Diego	CA	9,599	1971	Environmental Spray, Inc.	9,599	—	100%
22	San Diego	CA	8,400	1971	Taiwanese—American Foundation	8,400	—	100%
23	Tustin	CA	39,600	1966	Action Wholesale Products, Inc.	39,600	—	100%
24	Phoenix	AZ	83,317	1950	Reliant Building Products, Inc	83,317	—	100%
25	Phoenix	AZ	40,495	1950	Reliant Building Products, Inc	40,495	—	100%
26	Vernon	CA	15,288	1940	A. Rudin, Inc.	15,288	—	100%
27	Vernon	CA	48,315	1937	Griffith Micro Science, Inc.	48,315	—	100%
28	Topeka	KS	70,266	1931	Capital Label, LLC	26,896	43,370	38%

	Subtotal Pre-1985		904,471		(28 buildings)	823,759	80,712	91%

	Total Industrial		32,944,037		(196 buildings –Average Age 6.5 Years)	31,336,755	1,607,282	95%

	Office Property:
1	San Francisco	CA	282,773	2002	The Gap, Inc.	282,773	—	100%
2	Westminster	CO	151,040	2002	CSG Systems, Inc.	87,468	63,572	58%
3	Glenview	IL	116,015	2002	AC Neilson Company	18,499	97,516	16%
4	Coppell	TX	101,844	2002	Washington Mutual Bank	101,844	—	100%
5	Westminster	CO	121,461	2001	American Skandia Life Assurance	121,461	—	100%
6	Woodridge	IL	97,964	1991	Argonne National Laboratory	97,964	—	100%
7	Anaheim	CA	94,086	1990	Fremont Investment & Loan	86,479	7,607	92%
8	Corona	CA	61,724	1990	Centex Real Estate Corp	60,013	1,711	97%
9	Santa Ana	CA	66,106	1989	County Of Orange	66,106	—	100%
10	Northridge	CA	56,964	1988	101 Communications LLC	56,964	—	100%
11	Northridge	CA	53,292	1988	Washington Mutual	53,292	—	100%
12	Northridge	CA	43,117	1988	Synergistic Systems Inc.	43,117	—	100%
13	San Jose	CA	70,903	1986	Aon Service Corporation	59,003	11,900	83%
14	San Jose	CA	69,956	1986	Puma Technology Inc.	69,956	—	100%
15	Northridge	CA	60,175	1986	Washington Mutual Bank	59,971	204	100%
16	Orange	CA	40,000	1986	Control Air Corporation	40,000	—	100%
17	San Jose	CA	77,092	1985	MCI Worldcom Communications, Inc.	70,924	6,168	92%
18	San Jose	CA	71,514	1985	Parametric Technology Corporation	63,261	8,253	88%
19	San Jose	CA	69,952	1985	Porter Novelli Inc.	65,924	4,028	94%
20	San Jose	CA	67,317	1985	MCI Worldcom Communications, Inc.	44,447	22,870	66%

	Subtotal 1985-2002		1,773,295		(20 buildings)	1,549,466	223,829	87%

1	Santa Ana	CA	52,133	1983	Nations Direct Lender & Ins.	45,938	6,195	88%
2	Portland	OR	56,934	1979	Anesthesiologists Assoc. Inc.	49,437	7,497	87%
3	Irving	TX	69,049	1978	General Motors Corporation	67,310	1,739	97%
4	Dallas	TX	473,090	1975	J. C. Penney Company, Inc.	434,582	38,508	92%
5	Dallas	TX	224,211	1975	J. C. Penney Company, Inc.	224,211	—	100%
6	Sacramento	CA	24,671	1975	Community Health Charities	9,931	14,740	40%
7	Sacramento	CA	11,542	1975	Cal Assoc. For Local Econ Dev.	11,542	—	100%
8	Sacramento	CA	7,987	1975	Law Offices Of W. Scott De Bie	5,946	2,041	74%
9	Sacramento	CA	53,696	1974	Volunteers Of America	41,173	12,523	77%
10	Newport Beach	CA	24,018	1972	Express Capital Lending	21,815	2,204	91%
11	Newport Beach	CA	22,727	1972	United Auto Credit Corporation	20,524	2,204	90%
12	Chicago	IL	370,263	1903	Skidmore, Owings & Merrill LLP	325,357	44,906	88%

	Subtotal Pre-1985		1,390,321		(12 buildings)	1,257,765	132,556	90%

	Total Office		3,163,616		(32 buildings)	2,807,231	356,385	89%

	City	State	Rentable Square Feet	Year Built	Major Tenant	RSF Occupied	YR End Vacancy	Year End Occ.
	Retail Property:
1	Tucson	AZ	51,242	2002	Fleming Companies, Inc.	51,242	—	100%
2	Tucson	AZ	12,414	2002	Curves for Women	3,505	8,909	28%
3	Tucson	AZ	5,840	2002	Ole Mexican Grille	3,450	2,390	59%
4	Tucson	AZ	4,950	2002	Top 10 Nails	1,950	3,000	39%
5	Emeryville	CA	23,923	2001	Michaels Stores, Inc.	23,923	—	100%
6	Emeryville	CA	117,000	1994	Home Depot USA, Inc.	117,000	—	100%
7	Emeryville	CA	102,501	1994	Home Depot USA, Inc.	102,501	—	100%
8	Emeryville	CA	96,954	1994	Sportmart, Inc.	96,954	—	100%
9	Emeryville	CA	59,195	1994	Pak ‘N Save	59,195	—	100%
10	Emeryville	CA	4,897	1994	Mattress Discounters Corporation	4,897	—	100%
11	Emeryville	CA	3,561	1994	Designs CMAL Store Inc.	3,561	—	100%
12	Emeryville	CA	3,537	1994	Walker, Robin M. and Swarm, Ezel N.	3,537	—	100%
13	Anaheim	CA	12,307	1985	Auto Insurance Spclsts-L.B Inc	7,039	5,268	57%
14	Anaheim	CA	10,668	1985	Koosharem Corp	5,002	5,666	47%

	Subtotal 1985-2002		508,989		(14 buildings)	483,756	25,233	95%

1	Woodland Hills	CA	72,765	1973	Toys R Us Inc.	72,765	—	100%
2	Woodland Hills	CA	11,317	1973	Shelley’S Stereo	11,317	—	100%
3	Denver	CO	99,627	1971	King Soopers Inc.	91,672	7,955	92%
4	Livermore	CA	69,224	1970	Lucky Stores, Inc	59,412	9,812	86%
5	Tustin	CA	39,600	1968	Micro Center	39,600	—	100%
6	Portland	OR	25,284	1968	Bank Of The West	15,186	10,098	60%
7	Portland	OR	11,998	1968	Hollywood Video	10,610	1,388	88%
8	Woodland Hills	CA	29,071	1965	Strouds The Linen Experts	28,927	144	100%

	Subtotal Pre-1985		358,886		(8 buildings)	329,489	29,397	92%

	Total Retail		867,875		(22 buildings)	813,245	54,630	94%

	Grand Total		36,975,528		(250 buildings)	34,957,231	2,018,297	95%

Building Occupancy

The rental buildings were 94.5% leased as of December 31, 2002. Sixty-two percent of the total square footage of the rental buildings in our portfolio was constructed between 1995 and 2002, 15% between 1990 and 1994, 16% between 1985 and 1989, and the remaining 7% prior to 1985. Our goal is to continually upgrade the quality of our portfolio; correspondingly, certain older buildings and other properties are likely to be sold over time.

Leasing.    The following table summarizes our leasing statistics for our rental portfolio:

	As of December 31,
	2002	2001	2000
	(Square feet in thousands)
Industrial Buildings
Square feet owned	32,944	27,594	26,251
Square feet leased	31,337	26,103	25,143
Percent leased	95.1%	94.6%	95.8%
Office Buildings
Square feet owned	3,164	2,442	1,625
Square feet leased	2,807	2,260	1,513
Percent leased	88.7%	92.5%	93.1%
Retail Buildings
Square feet owned	868	864	880
Square feet leased	813	820	856
Percent leased	93.7%	94.9%	97.3%
Total
Square feet owned	36,976	30,900	28,756
Square feet leased	34,957	29,183	27,512
Percent leased	94.5%	94.4%	95.7%

Lease Expirations.    The following table summarizes our lease expirations in our rental portfolio as of December 31, 2002:

	2003	2004	2005	2006	2007	2008	2009	2010	2011	Thereafter
Percent	12.2%	10.5%	15.0%	9.0%	9.9%	2.5%	7.0%	6.5%	4.6%	22.8%
Square feet (in thousands)	4,252	3,673	5,249	3,156	3,461	874	2,430	2,270	1,602	7,990

Approximately 127,000 square feet of month-to-month leases are shown as expiring in 2003.

Rental Portfolio

Following is a discussion of our rental portfolio by property type:

Industrial Buildings

The following table summarizes the industrial buildings in our rental portfolio as of, or for, the year ended December 31, 2002:

	Number of Buildings	Square Feet	Revenues	Property Operating Costs	Property Operating Income
	(In thousands, except for number of buildings)

Southern California	99	12,200	$62,952	$11,484	$51,468
Northern California	39	5,773	35,550	7,915	27,635
Illinois	18	5,921	25,799	6,873	18,926
Texas	11	3,264	11,995	2,872	9,123
Colorado	9	2,033	10,095	2,590	7,505
Arizona	9	1,123	4,042	1,901	2,141
Maryland	1	471	3,402	296	3,106
Ohio	3	966	2,960	567	2,393
Oregon	3	449	2,898	529	2,369
Kentucky	2	549	1,141	169	972
Other	2	195	302	196	106

Total	196	32,944	$161,136	$35,392	$125,744

The following table summarizes the lease expirations for our industrial buildings as of December 31, 2002:

	2003	2004	2005	2006	2007	2008	2009	2010	2011	Thereafter

Percent	12.2%	10.4%	14.6%	9.4%	9.4%	2.1%	7.0%	7.1%	4.6%	23.2%
Square feet (in thousands)	3,838	3,258	4,560	2,961	2,935	645	2,184	2,239	1,450	7,267

Of the 3.8 million square feet of leased industrial space that is scheduled to expire in 2003, 46% is located in Southern California, 16% in Northern California, 16% in Ohio, 13% in Illinois, and the remaining 9% in three other states. Approximately 116,000 square feet of month-to-month leases are shown as expiring in 2003.

In 2002, we completed and added to our rental portfolio 5.6 million square feet of industrial buildings. In addition, during the year, we purchased 0.4 million square feet and sold 0.7 million square feet of industrial buildings.

Office Buildings

The following table summarizes the office buildings in our rental portfolio as of, or for, the year ended December 31, 2002:

	Number of Buildings	Square Feet	Revenues	Property Operating Costs	Property Operating Income
	(In thousands, except for number of buildings)
Northern California	11	808	$15,851	$4,550	$11,301
Southern California	11	574	9,250	4,273	4,977
Texas	4	868	11,153	5,337	5,816
Illinois	3	584	13,109	6,599	6,510
Colorado	2	273	4,486	1,860	2,626
Oregon	1	57	981	561	420

Totals	32	3,164	$54,830	$23,180	$31,650

The following table summarizes the lease expirations for our office buildings as of December 31, 2002:

	2003	2004	2005	2006	2007	2008	2009	2010	2011	Thereafter
Percent	12.8%	10.8%	23.0%	4.6%	18.1%	6.4%	4.7%	0.0%	4.6%	15.0%
Square feet (in thousands)	359	304	644	130	508	181	132	1	128	420

Of the 359,000 square feet of leased office space scheduled to expire in 2003, 42% is located in Illinois, 32% in Northern California, and 18% in Southern California. Approximately 11,000 square feet of month-to-month leases are shown as expiring in 2003.

In 2002, we completed the development of and added to our rental portfolio four office buildings totaling 650,000 square feet and purchased one office building totaling 69,000 square feet.

Retail Buildings

The following table summarizes the retail buildings in our rental portfolio as of, or for, the year ended December 31, 2002:

	Number of Buildings	Square Feet	Revenues	Property Operating Costs	Property Operating Income
	(In thousands, except for number of buildings)
Northern California	9	481	$8,981	$2,783	$6,198
Southern California	6	176	3,816	965	2,851
Arizona	4	74	446	84	362
Oregon	2	37	565	247	318
Colorado	1	100	1,480	484	996

Totals	22	868	$15,288	$4,563	$10,725

The following table summarizes the lease expirations for our retail buildings as of December 31, 2002:

	2003	2004	2005	2006	2007	2008	2009	2010	2011	Thereafter
Percent	6.8%	13.6%	5.5%	8.0%	2.2%	5.9%	14.0%	3.7%	3.0%	37.3%
Square feet (in thousands)	55	111	45	65	18	48	114	30	24	303

Of the 55,000 square feet of leased retail space scheduled to expire in 2003, 85% is located in Southern California and 15% is in Colorado. In 2002, we completed and added to our portfolio 72,000 square feet of retail buildings and sold an older 70,000 square foot retail building.

Ground Leases and Other Properties

Ground Leases

We own approximately 8,000 acres of ground leases, of which approximately 1,200 acres are being marketed for sale.

The following table summarizes our ground leases for the year ended December 31, 2002:

	Revenues	Property Operating Costs	Property Operating Income
	(In thousands)
Southern California	$11,184	$1,279	$9,905
Northern California	8,121	633	7,488
Other states	5,800	1,922	3,878

Totals	$25,105	$3,834	$21,271

Other Properties

In addition to 37 million square feet of buildings in our rental portfolio, we also own other income generating properties at our Urban Group projects that we intend to convert to land development. As of December 31, 2002, our Other Property portfolio included 15 buildings aggregating approximately 755,000 square feet that were 84.8% leased, and several parking lots. We expect that the level of income generated from this category will decline as development occurs over the next several years.

The following table summarizes our other property portfolio as of, or for, the year ended December 31, 2002:

	Number of Buildings	Square Feet (1)	Revenues	Property Operating Costs	Property Operating Income
	(In thousands, except for number of buildings)
Northern California	10	628	$5,409	$1,164	$4,245
Southern California	5	127	6,039	3,796	2,243

Totals	15	755	11,448	$4,960	$6,488

(1)	Other properties are not included in the total square feet of rental portfolio.

Operating Joint Venture Portfolio

The Asset Management Group had direct or indirect equity interests in four joint ventures that owned rental properties during the year. These joint ventures provided us with cash distributions of $6.1 million and earnings of $8.3 million for the year ended December 31, 2002.

We owned joint venture interests in the following operating properties for the years presented.

				Equity in Earnings Year Ended December 31,
	No. of Ventures	Size	Ownership Interest	2002	2001	2000
				(In thousands)
Hotel(1)	3	1,937 rooms	25-50%	$8,213	$8,570	$9,835
Office	1	202,000 sq. ft.	67%	64	263	(26)

Total	4			$8,277	$8,833	$9,809

(1)	Includes a hotel parking lot joint venture.

Sales of Rental Property

During 2002, we sold property from our rental portfolio. Of the sales revenue in 2002, approximately $11.7 million came from the sale to tenants of older buildings totaling 227,000 square feet; approximately $22.5 million from the sale to investors of buildings totaling 542,000 square feet that were built in the 1970s and 1980s; and approximately $9 million from the sale of approximately 1,100 acres of land subject to ground leases.

The following table summarizes the sales of our rental properties, before the adjustments for discontinued operations for the years presented:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Total sales:
Sales revenue	$43,184	$71,818	$89,323
Cost of sales	(14,256)	(30,744)	(46,410)

Gain on property sales	$28,928	$41,074	$42,913

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 92 for more information regarding our sales activity.

Other Land Holdings

As of March 31, 2003, we owned approximately 193,000 acres of land in the Southern California desert. The ownership of these desert properties is the result of historical land grants to our railroad predecessors. Because of its location, lack of contiguity among parcels, and other factors, much of this land is not currently suitable for traditional development activities. We have assessed the desert portfolio to explore the potential for agricultural, mineral, water, telecommunications, energy, and waste management uses for these properties and concluded that the land, although valuable, does not fit within our overall corporate strategy.

Since December 31, 1998, our portfolio of desert holdings has declined from approximately 784,000 to 193,000 acres, primarily as a result of sales activity. In 2000, we sold approximately 437,000 acres of desert holdings and 20,000 acres of severed mineral rights to the federal government, through an agreement with The Wildlands Conservancy (“TWC”), for $45.1 million. In late 2001, we amended our agreement with TWC to provide for additional, future sales of up to approximately 170,000 acres of desert land for approximately $13.6 million. We closed on the sale of approximately 94,000 acres of these lands to the federal government in 2002 at a price of $7.5 million. In March 2003, we closed on the sale of on approximately 62,000 acres at a price of $5.0 million. We anticipate closing on approximately 8,000 acres at a price of $0.7 million in June 2003. The closing of this sale would conclude our current agreement with TWC.

Upon completion of TWC related sales, we will own approximately 186,000 acres of desert land. We are currently in negotiations with the federal government regarding an option agreement that would cover the sale of up to 100,000 acres as mitigation for impacts on threatened and endangered species of the proposed expansion of a Department of Defense installation in the California desert. An additional 30,000 acres are contemplated for disposition through an exchange with the federal government. The remaining 56,000 acres are being marketed for sale to private parties on a portfolio and individual property basis.

We will continue to pursue sale, lease, and exchange opportunities involving public and private buyers, as well as other arrangements to maximize the value of this land. These transactions are often complicated and, therefore, may take a significant amount of time to complete. As of March 31, 2003, no binding agreements have been entered on any of the major dispositions of the remaining 186,000 acres and no assurance can be made that the dispositions will occur as outlined.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Gain on Non-Strategic Asset Sales” beginning on page 115 for information regarding the aggregate total of non-strategic asset sales.

Sales of Other Land Holdings

The following table summarizes our sales of other land holdings for the periods presented:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Sales	$8,373	$4,161	$50,759
Cost of sales	(1,109)	(252)	(4,480)

Gain	$7,264	$3,909	$46,279

Suburban Commercial Group

The Suburban Commercial Group develops suburban commercial business parks comprised of predominantly industrial buildings on land we have acquired or that is included in our historic portfolio. Our suburban commercial development activities include: (1) the acquisition and entitlement of commercial land sites; (2) the construction of predominantly industrial pre-leased buildings and non pre-leased buildings to be added to our rental portfolio, some of which may be subject to tenant purchase options; (3) the construction of predominantly industrial buildings on land we own, for sale to users; (4) the construction of predominantly industrial buildings for sale to investors; and (5) the sale of land to third parties for their own development. In certain instances, we have generated development and management fees from design-build services and construction management services.

In 2002, the Suburban Commercial Group commenced construction on 3.3 million square feet of commercial development. It completed approximately 6.1 million square feet of construction, all of which were added to our rental portfolio. As of December 31, 2002, the group had approximately 3.3 million square feet under construction, 1.9 million square feet of which are scheduled to be added to our rental portfolio upon completion, although certain of these properties may be sold.

Sales of Suburban Commercial Developable Land

During 2002, we sold improved land capable of supporting 3.8 million square feet of commercial development.

The following table summarizes sales of our commercial development properties in the periods presented:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Sales	$52,966	$75,686	$68,951
Cost of sales	(42,689)	(50,896)	(52,415)

Gain on property sales	10,277	24,790	16,536
Equity in earnings of development joint ventures	—	9	13

Total gain on property sales	$10,277	$24,799	$16,549

The 2002 gain came from land sales to developers and other users in our suburban business parks.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 92 for more information regarding our sales activity.

Suburban Commercial Developable Land Inventory

Our existing developable land can support an estimated 25.9 million square feet of new development based upon current entitlements.

In 2002, we invested approximately $8 million in the acquisition of land capable of supporting approximately 3 million square feet of commercial development.

The following table summarizes our commercial development land inventory activity by location as of, or for, the year ended December 31, 2002:

Region/State/City	Potential Development 12/31/01	Revisions/ Transfers (1)	Acquisitions	Ground Leases and Sales	Development	Potential Development 12/31/02		% of Total	Book Value
	(Square feet in thousands)								(000’s)
Southern California
Rancho Cucamonga	812	(2)	—	(24)	(468)	318			$3,560
Ontario	2,016	—	—	—	—	2,016			3,609
Anaheim	44	13	—	(13)	—	44			2,810
Northridge	44	—	—	(44)	—	—			—
Fontana (Kaiser)	7,563	(238)	—	(2,933)	(1,178)	3,214			29,997

Subtotal Southern California	10,479	(227)	—	(3,014)	(1,646)	5,592		21%	39,976

Northern California
Alameda	1,300	—	—	—	—	1,300	(2)		8,458
Richmond	89	—	—	—	—	89			833
Fremont	3,755	(84)	—	(37)	—	3,634			20,921
Stockton	—	—	2,000	—	—	2,000			2,571
Manteca	542	144	—	—	—	686			3,420

Subtotal Northern California	5,686	60	2,000	(37)	—	7,709		30%	36,203

Total in California	16,165	(167)	2,000	(3,051)	(1,646)	13,301		51%	76,179

Illinois
Woodridge	976	—	—	—	—	976			7,678
Glenview	680	—	—	(243)	—	437	(3)		(2,451)
Romeoville	448	—	—	—	(346)	102			(596)
Minooka	1,710	—	588	—	—	2,298	(4)		5,595
Joliet	370	—	—	—	—	370			85

Subtotal Illinois	4,184	—	588	(243)	346	4,183		16%	10,311

Texas
Coppell	1,120	—	—	—	—	1,120			12,914
Garland	983	—	—	(220)	—	763			2,312
Grand Prairie	814	—	—	—	—	814			2,599
Houston	1,969	—	—	—	—	1,969			1,254
Ft. Worth	—	—	356	—	(252)	104			1,425
Plano	368	—	35	—	—	403			1,171

Subtotal Texas	5,254	—	391	(220)	(252)	5,173		20%	21,675

Other
Denver, CO	925	—	—	(145)	(171)	609			23,690
Westminster, CO	685	—	—	—	—	685			21,649
Oklahoma, OK	300	—	—	—	—	300			46
Louisville, KY	545	—	—	—	—	545			1,633
Gresham/Portland, OR	1,459	—	—	(148)	(200)	1,111			7,554

Subtotal Other	3,914	—	—	(293)	(371)	3,250		13%	54,572

Total Outside of California	13,352	—	979	(756)	(969)	12,606		49%	86,559

Total Entitlements	29,517	(167)	2,979	(3,807)	(2,615)	25,907		100.0%	162,737

Approvals in progress (included in Total Entitlements)	1,327					1,327
Other									9,187
Total									$171,924

(1)	Includes revisions to estimates of potential development or transfers of property between commercial development and other categories of property.

(2)	See summary of Alameda, California, project following this table.

(3)	Included in the balance is 425,000 square feet that is under option.

(4)	Excluded from this balance is approximately 4.8 million square feet that is under option.

The following is a brief summary of some of the significant suburban commercial development projects and development activities.

Pacific Commons, Fremont, California.     This is one of our largest development projects and also one of the largest planned business parks in Silicon Valley. The project, which is adjacent to Interstate 880 sixteen miles north of San Jose, consists of 900 acres, of which approximately 375 acres are planned and an additional 8.3 million square feet have been designated for development. Since inception, we have developed, constructed, sold, or leased approximately 4.7 million square feet of R&D, light industrial, and warehouse properties at Pacific Commons. In 2002, we sold approximately 37,000 square feet, leaving 3.6 million square feet or 118.4 net acres available for future development.

Kaiser Commerce Center, Fontana, California.     In 2000, one of our wholly owned subsidiaries acquired this former steel mill site in Fontana, California, located in the heart of one of the nation’s most active distribution centers near the intersection of Interstates 15 and 10. The property is served by both Union Pacific and Burlington Northern Santa Fe railroads and is 6 miles from the Ontario International Airport. Plans for the development include a 9 million-square-foot industrial park. At, or as of, December 31, 2002, approximately 1.4 million square feet had been completed, 1.2 million square feet are under construction, and 2.9 million square feet had been sold, leaving approximately 3.2 million square feet, or 191.9 net acres, available for development.

Alameda, California.     In 1998, we were selected by the city of Alameda, California, as the master developer for the former 145-acre U.S. Navy Fleet Industrial Supply Center, Alameda Annex, and the adjacent 70-acre portion of the former Alameda Naval Air Station. In June 2000, we were granted entitlements to develop up to 1.3 million square feet of office commercial space and approximately 500 single-family homes. The commercial portion of the Alameda development is divided into six land purchase phases of approximately 14 acres each. Under the agreement, the city of Alameda must deliver the land with environmental remediation and demolition of existing structures completed, and the city of Alameda must build all backbone infrastructures. Until Alameda satisfies all of these obligations, we are not obligated to purchase the land. Purchases are staged every two years, but can be delayed by poor market conditions like the ones we are currently experiencing. As of December 31, 2002, we have not purchased any of the lots.

Robert Mueller Municipal Airport, Austin, Texas.     In April 2002, we were selected by the City Council of Austin, Texas, as the master developer for the redevelopment of the Robert Mueller Municipal Airport in Austin. The 709-acre former airport site is located adjacent to Interstate 35 near the campus of the University of Texas and is less than three miles from the state capitol in downtown Austin. The site was decommissioned as Austin’s primary passenger airport in May 1999.

The Redevelopment and Reuse Plan for the Mueller Airport includes plans for 5 million square feet of commercial development and 4,000 residential units. We are now engaged in exclusive negotiations with the city of Austin over a Development Agreement for the project.

Suburban Residential Group

The Suburban Residential Group develops large-scale suburban residential communities and sells finished lots to homebuilders. Property is either acquired directly or through a joint venture with a third party.

From 1996 through mid-2000, the Suburban Residential Group was actively involved in the merchant housing (homebuilding) business. Because of competitive forces and the high-volume, low-margin nature of the homebuilding industry, we determined that the homebuilding business was not part of our ongoing corporate strategy. As a result, we sold a majority of our merchant housing assets in July 2000 to a newly formed joint venture. In 2001, we sold our residual interest in the joint venture that bought the merchant housing assets.

The description of the business of the Suburban Residential Group below is as of December 31, 2002. See “—General” above for a discussion of the effect of the proposed REIT conversion on the business of the Suburban Residential Group.

Sales of Suburban Residential Development Property

The following table summarizes the sale of residential development property, which includes lots and housing units. The sales shown below are for properties that we own, as well as consolidated joint ventures for the periods presented:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Sales	$59,107	$48,507	$292,822
Cost of sales	(28,862)	(30,202)	(238,930)

Gain	$30,245	$18,305	$53,892

Unconsolidated Joint Venture Sales

We also participate in development joint venture projects in which we do not own a controlling interest and for which we recognize income using the equity method. For the year ended December 31, 2002, our interests in these development joint ventures provided us with cash distributions of $80.1 million and earnings of $29.2 million. The following table summarizes sales of our residential development property in these unconsolidated joint venture projects:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Sales	$278,226	$215,402	$316,523
Cost of sales	(197,178)	(184,122)	(260,975)

Gain	81,048	31,280	55,548
Venture partners’ interest	(47,985)	(3,610)	(27,781)

Equity in earnings of unconsolidated joint ventures	$33,063	$27,670	$27,767

Suburban Residential Land Inventory

The following table summarizes our residential land inventory activity as of, or for, the year ended December 31, 2002:

	Total Lots/ Homes 1/1/02	Controlled/ Acquired	Home Closings	Lot Closings	Transfers & Adjustments	12/31/02	Ownership or Controlled Interest	Book Value
Land Development (lots)
Colorado
Commerce City	—	2,149	—	—	—	2,149	100%	$10,430
Northern California
Alameda	492	—	—	—	(7)	485	100%	2,260
Hercules	415	—	—	(456)	63	22	100%	1,997
Serrano—Sacramento	2,182	—	—	(940)	(52)	1,190	50%	15,619
Parkway—Sacramento	1,437	—	—	(822)	(77)	538	50%	11,570
Southern California
Talega—San Clemente	2,144	—	—	(772)	(146)	1,226	30%	6,896
West Bluffs—Playa del Rey (1)	114	—	—	—	—	114	100%	34,973
Other (2)	—	—	—	—	—	—	—	3,190
Subtotal Land Development	6,784	2,149	—	(2,990)	(219)	5,724		86,935

Home Building (units)
Southern California
Talega Village—San Clemente	183	—	(118)	—	—	65	50%	3,833

Subtotal Home Building Housing	183	—	(118)	—	—	65		3,833

Total Entitlements	6,967	2,149	(118)	(2,990)	(219)	5,789		$90,768

Approvals in progress (included in Total Entitlements) (1)	114					114

(1)	We have entitlements for this project; however, the entitlements are being challenged under the California Environmental Quality Act and the California Coastal Act.
(2)	Included in “Other” is a 5-block parcel of land, which has not been subdivided.

The following is a brief summary of our most significant residential projects:

Talega, San Clemente, California.    In 1997, we acquired an approximately one-third interest (later decreased to thirty percent) in a joint venture project that owns a 3,470-acre, 4,000-lot residential land development site in the Talega Valley in San Clemente, California. This master-planned project includes a variety of attached and detached homes; an 18-hole championship golf course; a seniors community; an elementary/middle school; community parks; and an 82-acre, 1.5 million-square-foot mixed-use commercial area. The partnership closed on the sale of 772 lots during 2002 leaving 1,226 lots to be developed and sold.

Serrano, El Dorado Hills, California.    In 1998, we acquired a two-thirds interest (later decreased to fifty percent) in a 3,500-acre, 4,000-lot master planned community in El Dorado Hills, California, which is located 30 miles east of Sacramento, California. A significant amount of infrastructure was in place and approximately 800 lots were sold or developed prior to the acquisition of our interest in the project. The project includes a variety of attached and detached homes; an 18-hole executive golf course; a private 18-hole Championship Golf Course and Country Club; elementary, intermediate, and high schools; and a retail commercial area. The partnership closed on the sale of 940 lots during 2002 leaving 1,190 lots to be developed and sold.

Victoria By the Bay, Hercules, California.    In 1997, Catellus participated in a joint venture that acquired the Pacific Refinery at Hercules, California. We entered into an agreement to provide entitlement services to the joint venture in return for an option to buy the property after defined environmental remediation work was completed. The development has received approval for up to 880 residential units, a school, commercial space, and public parks. In 2001, we received a “no further action” letter from the Regional Water Quality Control Board (“RWQCB”), clearing the last significant hurdle prior to the sale of the remaining lots of this project. During 2002, the partnership closed on the sale of 456 lots leaving 22 residential lots and one commercial space to be sold.

The Parkway, Folsom, California.    In June 2001, we acquired a 50% interest in the Parkway Venture, a 600-acre, master-planned community in Folsom, California, which is located 20 miles east of Sacramento, California. The development has received approvals for 1,600 lots that will include a variety of single and  multi-unit homes, a neighborhood retail commercial area, and wetlands. The partnership sold 822 lots during 2002 leaving approximately 538 multi-unit home lots to be developed and sold.

Alameda, California.    In 1998, we were selected by the city of Alameda, California, as the master developer for the former 145-acre U.S. Navy Fleet Industrial Supply Center, Alameda Annex, and the adjacent 70-acre portion (“East Housing”) of the former Alameda Naval Air Station. In June of 2000, we were granted entitlements to develop up to approximately 500 single-family homes and up to 1.3 million square feet of office and research and development space on the site.

The residential development acreage will be purchased in phases commencing in the second quarter of 2003. A minimum of 75 single-family lots must be purchased annually. Under the agreement, the city of Alameda must deliver the land with environmental remediation and demolition of existing structures completed, and must build all backbone infrastructure. Under a separate agreement with the city of Alameda, we are performing these required duties for a fee.

Demolition of the East Housing structures commenced in February 2002. Construction of the first phase of backbone infrastructure improvements is planned to begin in April 2003. We anticipate the start of construction of the homes and associated site improvements in the third quarter of 2003.

Urban Group

The Urban Group focuses exclusively on three large, urban mixed-use projects that include development potential for residential, office, biotech, retail, and hotel product types. In anticipation of the REIT conversion, we will take steps during 2003 to better position our businesses for operation as a REIT. This will include looking for ways to operate more efficiently, consistent with a focus of new development on industrial product. We plan to continue our Urban Group mixed-use projects that are underway, but do not plan to seek new ones. Since the Urban Group will no longer be pursuing new activities, and given the considerable progress made on existing projects, it is also anticipated that the scope of activities will be reduced, resulting in a reduction in work force over 2003 and 2004. It is anticipated that Doug Gardner, president, and Mark Schuh, executive vice president, both of the Urban Group, will continue to lead their group during the transition for the balance of 2003, after which they will leave Catellus. The Urban Group currently reports to the chief executive officer of Catellus and this reporting relationship will continue. The Urban Group projects will be operated in a taxable REIT subsidiary and we expect to recycle surplus capital from the Urban Group projects through continuing development with greater emphasis on third party parcel sales, land leases, and joint ventures.

The following description of the business of the Urban Group is as of December 31, 2002. As of  December 31, 2002, we had 773,000 square feet of development under construction at Mission Bay in San Francisco, California, including a 695,000 square-foot mixed-use project, through an agreement with an unconsolidated joint venture, containing 595 residential units that comprise 568,000 square feet and 127,000 square feet of retail/office building. In addition, we have under construction at Mission Bay a 78,000-square-foot mixed-use building containing 34 condominium units that comprise 45,000 square feet, and 33,000 square feet of office/retail space.

Sales of Urban Group Projects

During 2002, we sold a 1.6-acre, 275-unit condominium site in San Diego, California, for $14.5 million.

The following table summarizes our sales of property in the periods presented:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Sales	$14,500	$49,793	$—
Cost of sales	(11,154)	(37,337)	—

Gain	$3,346	$12,456	$—

Urban Land Inventory

Our existing entitled Urban Group land inventory can support an estimated 12.2 million square feet of new development, more than 3,500 residential units, and a 500-room hotel. We will not seek to add land to our existing inventory. The chart below summarizes our estimated development potential of the current Urban Group land inventory as of December 31, 2002:

	Office	Retail	Residential	Hotel	Book Value
	(Net Rentable Sq. Ft.)		(Lots or units)	(Rooms)	(000s)
Mission Bay (San Francisco, California)	4,537,000	548,000	3,263	500	213,979
Union Station (Los Angeles, California)	5,175,000	675,000	—	—	55,344
Santa Fe Depot (San Diego, California)	1,021,000	270,000	285	—	10,172

Total	10,733,000	1,493,000	3,548	500	$279,495

The following is a summary of our three existing Urban Group projects:

Mission Bay, San Francisco, California.    This project encompasses approximately 300 acres adjacent to downtown San Francisco. Catellus is the primary owner of developable land in the project; other owners include the City and County of San Francisco (“the City”), the Port of San Francisco, and the Regents of the University of California for the benefit of the University of California, San Francisco (“UCSF”).

In the years leading up to 1999, we obtained entitlement and redevelopment plans for Mission Bay, and in 1999, we closed land transfers among the City, the Port of San Francisco, the California State Lands Commission, UCSF, and Catellus which resulted in the ownership described above. We also received regulatory approvals from the U.S. Army Corps of Engineers and the California Regional Water Quality Control Board in 2000. Additional permits and approvals are required for the development of individual projects at Mission Bay, including, for office projects, allocation (“Proposition M Allocation”) of square footage from a limited allowance of office space that the City permits to be developed at any given time.

The following table summarizes total development entitlements at Mission Bay. We retain ownership of a large portion of these entitlements, but portions of the entitlements belong to the City, a Catellus joint venture, or other third parties.

	Total Mission Bay Entitlements As of December 31, 2002
	Completed Construction		100% Catellus	JV/Owned
	Catellus	Others	Owned	by Others	Total
Residential (units):
Market Rate	—	229	3,110	961	4,300
Affordable	—	121	187	1,392	1,700

Total Residential	—	350	3,297	2,353	6,000

Commercial (rentable square feet):
R&D, Biotech, and Office	283,000	—	4,537,000	180,000	5,000,000
Retail and Entertainment	—	22,000	581,000	167,000	770,000

Total Commercial	283,000	22,000	5,118,000	347,000	5,770,000

Other
UCSF Campus (gross square feet) (1)	—	434,000	—	2,216,000	2,650,000
Hotel (rooms)	—	—	500	—	500

(1)	Total entitlements for UCSF Campus are available in gross square feet only.

Mission Bay North, the 65-acre portion of Mission Bay, north of Mission Creek, is being developed adjacent to Pacific Bell Park (home of the San Francisco Giants baseball team). The San Francisco Redevelopment Agency completed construction of a 100-unit affordable housing project in September 2002, and AvalonBay Communities, Inc. commenced phased occupancy of a 250-unit apartment project in November 2002. We are proceeding with construction of a mixed-use project directly across from Pacific Bell Park, which was started in December 2001 and includes approximately 33,000 square feet of office/retail space and 34 condominium units. The Signature/Riding Group started construction of a 100-unit condominium project in June 2002 on a 1.0-acre site, which we sold to Signature/Riding in April 2001. Third & King Investors, LLC (a joint venture between Catellus Development Corporation and Federal Street Operating, LLC) is proceeding with the construction of a mixed-use project, that broke ground in September 2001 and includes 595 apartments, 127,000 square feet of office/retail space, and approximately 945 parking stalls.

Mission Bay South, the 238-acre portion of Mission Bay, south of Mission Creek, will be developed around UCSF’s new 2.7 million-gross-square-foot biotech/research expansion campus. In accordance with agreements among Catellus, the Regents of the University of California, and the City, UCSF is locating its expansion campus on a portion of Mission Bay South. We donated approximately 18 acres and agreed to donate approximately 11 additional acres in the future for the campus, and the City has contributed or has agreed to contribute an additional 13.3 acres. Contractors selected by UCSF will build the UCSF campus. UCSF completed its first building, a 434,000-gross-square-foot research facility, in October 2002 and took occupancy of the building in January 2003. UCSF is proceeding on the construction of its second and third buildings, 172,000-gross-square-foot and 153,000-gross-square-foot biomedical research facilities, which broke ground in August 2001 and July 2002, respectively. Pile-driving activities for UCSF’s fourth building, a 167,000-gross-square-foot community center, began in September 2002. In October 2002, we completed construction of a 283,000-square-foot office building, which is fully leased to the Gap, Inc. In addition, construction of a 180,000-square-foot research facility by the Gladstone Institutes on a 1.37-acre site, which Catellus sold to Gladstone in March 2001, started in February 2003.

Approximately $63 million in Community Facility District bonds were issued in 2002 to finance the initial phases of public infrastructure at Mission Bay, and approximately $71 million of Community Facility District bonds were issued in 2001. Upon completion of the infrastructure improvements, the improvements will be transferred to the City. (See Note 15 to the consolidated financial statements accompanying Catellus’ Form 10-K for the year ended December 31, 2002).

The following table summarizes commercial and residential development activities at Mission Bay. Because these activities require participation of a number of private parties and public agencies, scheduled development activities are subject to change:

Mission Bay Project

Schedule of Activity

As of December 31, 2002

	Commercial Development (in rentable square feet)				Residential Development (in units)
Project	Completed	Under Construction	In Planning	Total	Completed	Under Construction	In Planning	Total
Catellus 100% Owned
Office	283,000	—	—	283,000	—	—	—	—
Condominiums/Retail	—	33,000	—	33,000	—	34	—	34

Total Catellus 100% Owned	283,000	33,000	—	316,000	—	34	—	34

Catellus Joint Venture
Apartments/Retail	—	127,000	—	127,000	—	568	—	568
Affordable Housing	—	—	—	—	—	27	—	27

Total Catellus Joint Venture	—	127,000	—	127,000	—	595	—	595

Development by Others:
UCSF:
Biotech	434,000	325,000	—	759,000	—	—	—	—
Campus Center	—	167,000	—	167,000	—	—	—	—

Total UCSF (1):	434,000	492,000	—	926,000	—	—	—	—
Apartments/Retail	12,000	—	10,000	22,000	229	—	293	522
Condominiums	—	—	—	—	—	100	—	100
Affordable Housing/Retail	10,000	—	—	10,000	121	—	160	281
Biotech	—	—	180,000	180,000	—	—	—	—

Total Development by Others:	456,000	492,000	190,000	1,138,000	350	100	453	903

Total Project	739,000	652,000	190,000	1,581,000	350	729	453	1,532

(1)	UCSF development activity square footage amounts reflect gross square feet.

Union Station, Los Angeles, California.    We own approximately 43 acres surrounding and including the historic Los Angeles Union Station. Located in downtown Los Angeles, Union Station is a transportation hub with commuter rail lines (Metrolink) serving the surrounding five-county region, Amtrak rail service, and Los Angeles’ subway and surface light rail systems operated by the Metropolitan Transportation Authority. In 1999, we completed a development plan intended to maximize the potential of the site given current and projected market conditions.

Santa Fe Depot, San Diego, California.    This project encompasses approximately 15 acres near the waterfront in downtown San Diego, California, including the Santa Fe Depot train station. Amtrak, a commuter rail line (Coaster), and San Diego’s expanding trolley system serve the site daily. In accordance with a development agreement executed with the City of San Diego, the site is currently entitled for a mixture of office, hotel, retail, and housing development. During 1999 we revised the plan to respond better to recovering markets in San Diego. In addition to development sites (each 1.4 acres in size) that were sold in 2001, a 1.6-acre, 275-unit condominium site was sold in November 2002 for $14.5 million.

Other Items

Competition

The real estate industry is generally fragmented and characterized by significant competition. Numerous developers, owners of industrial, office, and retail properties, and managers compete with us in seeking properties for acquisition, development, and management opportunities, tenants, and purchasers for homes, and for non-strategic assets. There are competitors in each area in which we operate that have greater capital resources than we. There can be no assurance that the existence of such competition will not have a material adverse effect on our business, operations, and cash flow.

Employees, Contractors, and Consultants

At December 31, 2002, we had 296 employees in our consolidated company. We engage third parties to manage multi-tenant properties and properties in locations that are not in close proximity to our regional or field offices. Our employees are not represented by a collective bargaining agreement, and management considers its relations with employees to be good. In addition, we engage outside consultants such as architects and design firms in connection with our pre-development activities. We also employ third-party contractors on development projects for infrastructure and building construction, and retain consultants to assist us in a variety of areas at the project and corporate levels.

Working with organized labor is a critical component of many of our projects. With the high volume of construction activity in many of our markets, labor shortages and costs could significantly influence the success of projects. In addition, organized labor often plays a key role in community organizations and discretionary land use decisions concerning entitlements.

Legal Proceedings

Following the REIT conversion and the merger, the Operating Partnership will assume all liability arising under legal proceedings filed against Catellus and will indemnify Catellus REIT as to all those matters.

Catellus and other related companies are named defendants in lawsuits arising from normal business activities, are named parties in certain governmental proceedings (including environmental actions), and are the subject of various environmental remediation orders of local governmental agencies arising in the ordinary course of business. Although the outcome of these lawsuits or other proceedings against us and the cost of compliance with any governmental order cannot be predicted with certainty, management does not expect any of these matters to have a material adverse effect on our business, future results of operations, financial condition, or liquidity.

Although we are party to some routine proceedings incidental to our business, neither we nor any of our subsidiaries are a party to, nor are our properties the subject of, any material pending legal proceeding, except as provided below.

On March 12, 2002, the Department of Toxics and Substance Control of the State of California (“DTSC”) notified Catellus of an investigation of Catellus, its general contractors, and subcontractors working for such general contractors, concerning the Mission Bay project. The investigation, which is ongoing, focuses on whether individuals and companies hauling soil within and from Mission Bay satisfied certain hazardous waste license/certification hauling requirements. The DTSC issued notices of violation, without fines or penalties, to Catellus and one subcontractor on May 23, 2002, citing the subcontractor’s failure to qualify as a registered hazardous waste hauler. Catellus is cooperating fully with the investigation. Catellus does not anticipate that this investigation or any proceeding that may result from this investigation will have a material adverse impact on the Mission Bay project.

Catellus owns approximately 47 acres located in the Westchester-Playa Del Rey area of Los Angeles, California adjacent to the Pacific Ocean and Ballona Wetlands (“West Bluffs”), which have an entitlement for the development of 114 single-family homes but are subject to two legal actions. On October 6, 2000, a lawsuit (the “Coastal Act Lawsuit”) was filed by the Sierra Club et al. against the California Coastal Commission and Catellus as a real party in interest in San Francisco Superior Court challenging approvals issued by the California Coastal Commission for the development of the project. This suit was subsequently consolidated with an additional suit filed on February 9, 2001.

On December 13, 2000, the trial court denied petitioners’ request for a preliminary injunction in the Coastal Act Lawsuit. On January 11, 2001, petitioners appealed the trial court’s ruling, which resulted in the First District Court of Appeal (“First District”) enjoining any construction activity in the portion of the project within the coastal zone. This stay was dissolved on October 10, 2001, when the case was remanded to the trial court. On June 7, 2002, the trial court ruled in favor of Catellus on the merits, denying the petitioners’ request for writ of mandate and for injunction. The petitioners subsequently filed a motion to stay construction in the coastal zone pending petitioners’ filing of an appeal of the trial court’s decision, which motion was granted on August 13, 2002. The petitioners then filed an appeal to the First District and sought and obtained a stay from that court pending resolution of the appeal. The appeal was fully briefed and a hearing was held on March 26, 2003. The First District issued its opinion affirming in full the San Francisco Superior Court finding in favor of Catellus and dissolving the stay on April 11, 2003. Furthermore, on May 9, 2003, the First District denied the petitioners’ petition for rehearing.

On March 26, 1999, the Coalition for Concerned Communities, Inc. et al. (the “Coalition”) filed a lawsuit (“CEQA Lawsuit”) against Catellus and The City of Los Angeles in the Los Angeles Superior Court alleging land use and California Environmental Quality Act violations with respect to the West Bluffs project. On January 18, 2001, the Los Angeles Superior Court denied the Coalition’s petition and found in favor of Catellus. On March 23, 2001, the Coalition filed a notice of appeal in the Second District Court of Appeal (“Second District”). On July 15, 2002, the Coalition filed a motion in the Second District to stop the development of the West Bluffs project until the final decision on the appeal, which motion was denied by the court on July 30, 2002. The Second District held a hearing on the merits on September 17, 2002 and submitted the matter. On March 17, 2003, the Second District vacated the submission and postponed rendering its decision until the First District issues remittitur (sends the case back to the San Francisco Superior Court) in the Coastal Act Lawsuit. On May 19, 2003, the Coalition filed another motion with the Second District to stop the development of the West Bluffs project. On May 28, 2003, the Second District denied the Coalition’s motion.

The litigation process has delayed the previously planned start of infrastructure construction. However, because the First District has dissolved the stay in the Coastal Act Lawsuit that prevented construction activity, Catellus has now commenced the process of preparing the land for the construction of the West Bluffs project. Although Catellus intends to proceed with the work needed to complete the West Bluffs project, there can be no assurance that further litigation proceedings with respect to the West Bluffs project will not result in additional delays. Catellus is unable to predict the length of any such delay at this time. Catellus does not believe that the litigation process will permanently prevent Catellus from completing the West Bluffs project; however, there can be no assurance in that regard.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of the anticipated policies with respect to dividends, investments, financing, lending, and certain other activities of Catellus REIT. Upon consummation of the REIT conversion, our policies with respect to these activities will be determined by the board of directors of Catellus REIT and may be amended or revised from time to time at the discretion of the board of directors without notice to, or a vote of, the stockholders of Catellus REIT or the limited partners of the Operating Partnership, except that changes in certain policies with respect to conflicts of interest must be consistent with legal and contractual requirements.

Dividend Policy

If the merger, which will effect the REIT conversion, is approved by stockholders, we intend to pay regularly quarterly dividends. For a discussion of our dividend and distribution policy, see “—Dividend and Distribution Policy.”

Investment Policies

Investments in Real Estate or Interests in Real Estate.    Following the REIT conversion, we plan to conduct substantially all of our investment activities through the Operating Partnership. We will also hold a significant portion of our land assets, and conduct a substantial part of our development activities, through one or more taxable REIT subsidiaries. See “—Formation of an UPREIT Structure” and “—Other Restructuring Transactions; Formation of the Taxable REIT Subsidiaries.” Our investment objective is to enhance stockholder value by implementing a focused business strategy that will provide stable cash flow and growth opportunities by sharpening our focus on industrial properties and capitalizing on the advantages and tax benefits that the planned REIT structure will provide. We plan to continue to manage and develop our current mixed-use development projects underway, but our long term goal is to increase our focus on industrial real estate development and management and to decrease our percentage of non-industrial rental income. We expect to grow revenues over time by strategically developing primarily industrial properties to add to our income producing portfolio and by recycling surplus capital from our urban and residential activities into our industrial business. For further discussion about our investment strategies and our areas of business, see “—Business and Properties.”

We expect to pursue our investment objectives through the direct and indirect ownership, development and management of properties. We expect to continue to participate with other entities in property ownership through joint ventures or other types of co-ownership. We intend to focus on properties in those markets where we currently have operations and in new markets selectively targeted by management. However, future investments or development activities will not be limited to any geographic area or to a specified percentage or amount of our assets. We intend to engage in such further investment and development activities in a manner that is consistent with the maintenance of our REIT status for federal income tax purposes.

To the extent our board of directors determines to obtain additional capital, we may issue equity securities, or cause the Operating Partnership to issue additional units or debt securities, or retain earnings (subject to provisions in the Internal Revenue Code requiring distributions of taxable income to maintain REIT status), or a combination of these methods. We have not established any limit on the number or amount of mortgages that may be placed on any particular property or on our portfolio as a whole, but mortgage financing instruments usually limit additional indebtedness on such properties.

Investments in Real Estate Mortgages.    While we will emphasize equity real estate investments, we may, in our discretion, invest in mortgages, deeds of trust and other similar interests consistent with our qualification as a REIT. We do not presently intend to invest significantly in mortgages or deeds of trust, but may acquire such interests as a strategy for acquiring ownership of a property or the economic equivalent thereof, subject to the investment restrictions applicable to REITs. In addition, we may invest in mortgage-related securities and/or may seek to issue securities representing interests in such mortgage-related securities as a method of raising additional funds.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers.    Subject to the gross income and asset tests necessary for REIT qualification, we also may invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. Further, we will continue to invest as a co-venturer in joint ventures. We may acquire all or substantially all of the securities or assets of other REITs or similar entities where such investments would be consistent with our investment policies. No such investments will be made, however, unless the board of directors determines that the proposed investment would not cause us or the Operating Partnership to be an “investment company” under the Investment Company Act of 1940, as amended.

Financing Policies

We do not have a policy limiting the amount of indebtedness that we may incur. Our restated certificate of incorporation and amended and restated bylaws, as well as the amended and restated agreement of limited partnership of the Operating Partnership (which we refer to as the Partnership Agreement), do not limit the amount or percentage of indebtedness that we (or the Operating Partnership) may incur. In the future, we may seek to extend, expand, reduce or renew our credit facilities or obtain new credit facilities or lines of credit, that may contain certain limitations on indebtedness.

To qualify as a REIT under the Internal Revenue Code, we generally are required each year to distribute to our stockholders at least 90% of our net taxable income determined without regard to net capital gains and the dividends paid deduction. We may be required to borrow funds on a short-term basis or liquidate investments to meet the distribution requirements that are necessary to qualify as a REIT, even if management believes that it is not in our best interests to do so.

We will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of indebtedness, including overall prudence, the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and the ability of particular properties and us as a whole to generate cash flow to cover expected debt service. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.”

Lending Policies

We may make loans to the Operating Partnership, joint ventures and other entities in which we or the Operating Partnership have an equity interest. We may also consider offering purchase money financing in connection with the sale of properties where the provision of such financing will increase the value received by us for the property sold.

Policies With Respect to Other Activities

We will make real property investments primarily through our taxable REIT subsidiaries and the Operating Partnership, except to the extent necessary to establish financing partnerships or similar vehicles established substantially for our benefit or the benefit of the Operating Partnership. We have authority to offer common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares of common stock or any other securities and may engage in such activities in the future. Similarly, the Operating Partnership may offer additional units or other equity interests in the Operating Partnership that are exchangeable for shares of our common stock in exchange for property. As described in “Description of the Partnership Agreement,” we expect, but are not obligated, to issue shares of our common stock to holders of units of the Operating Partnership upon exercise of their redemption rights. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors, without the need for stockholder approval. We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than the Operating Partnership, nor have we invested, or presently intend to invest, in the securities of other issuers other than the Operating Partnership, the taxable REIT subsidiaries, and joint ventures. From time to time, we will evaluate investment opportunities in other real estate related entities and may in the future invest in one or more of these entities. At all times, we intend to make investments in such a manner as to be consistent with the requirements of the Internal Revenue Code for us to qualify as a REIT unless, because of changing circumstances or changes in the Internal Revenue Code (or in Treasury Regulations), the board of directors determines that it is no longer in our best interests to qualify as a REIT. Our policies with respect to activities described above may be reviewed and modified or amended from time to time by our board of directors without a vote of the stockholders.

PRO FORMA FINANCIAL INFORMATION

The following tables present selected financial data from the unaudited pro forma consolidated statement of operations for the year ended December 31, 2002 and the quarter ended March 31, 2003 and from the unaudited pro forma consolidated balance sheet as of March 31, 2003. The unaudited pro forma balance sheet is presented as if the REIT conversion, including the expected special E&P distribution, and the stock option exchange offer had occurred on March 31, 2003. The unaudited pro forma statement of operations presents the effects of the anticipated transactions as though they occurred on January 1, 2002, but calculated as they are expected to occur based on actual data as of March 31, 2003. The unaudited pro forma consolidated financial data are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma consolidated financial data are not necessarily indicative of the financial position or operating results that would have been achieved had the REIT conversion, including the special E&P distribution, and the stock option exchange offer been consummated as of the dates indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the historical financial statements and related notes of Catellus included in or incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma consolidated statement of operations and balance sheet do not reflect the following estimated one-time items:

•	additional transaction costs estimated at $13 million.

•	the reversal of net deferred tax liabilities for assets no longer subject to income taxes. The amount is estimated to be $234 million as of January 1, 2004, the projected date of actual REIT election.

•	compensation expense associated with dividends paid on issued but unvested restricted stock.

The pro forma financial results assume that all relevant REIT qualifying tests, as dictated by Internal Revenue Service rules, were met for the entire year. Catellus has not performed these calculations and it is unlikely that certain tests would have been met.

The payment of a quarterly dividend has not been reflected in the pro forma financial results. To qualify as a REIT, at least 90% of taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain) is required to be distributed to stockholders.

CATELLUS DEVELOPMENT CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

		Adjustment Range				Pro Forma Range
	Actual	From		To		From	To
	(in thousands, except per share data)
Rental properties
Net operating income	$195,392	$—		$—		$195,392	$195,392
Equity in earnings of operating joint ventures, net	8,277	—		—		8,277	8,277

	203,669	—		—		203,669	203,669

Property sales and fee services
Revenue	139,604	—		—		139,604	139,604
Cost of sales	(89,661)	—		—		(89,661)	(89,661)

Gain on property sales	49,943	—		—		49,943	49,943
Equity in earnings of development joint ventures, net	29,232	—		—		29,232	29,232

Total gain on property sales	79,175	—		—		79,175	79,175
Management and development fees	7,088	—		—		7,088	7,088
Selling, general and administrative expenses	(25,990)	(5,906	)(5)	(5,906	)(5)	(31,896)	(31,896)
Other, net	16,087	—		(4,000	)(6)	16,087	12,087

	76,360	(5,906)		(9,906)		70,454	66,454

Interest expense	(60,188)	—		(6,120	)(6)	(60,188)	(66,308)
Depreciation and amortization	(63,149)	—		—		(63,149)	(63,149)
Corporate administrative costs	(17,705)	(4,104	)(5)	(4,104	)(5)	(21,809)	(21,809)
Gain on non-strategic asset sales	7,264	—		—		7,264	7,264
Other, net	957	—		—		957	957

Income before minority interests and income taxes	147,208	(10,010)		(20,130)		137,198	127,078
Minority interest	(6,106)	—		—		(6,106)	(6,106)
Income tax expense	(53,952)	26,648	(3)	26,648	(3)	(23,300)	(19,252)
		4,004	(5)	4,004	(5)
				4,048	(6)

Income from continuing operations	$87,150	$20,642		$14,570		$107,792	$101,720

Per share
Basic	$1.00					$1.04	$1.17
Assuming dilution	$0.97					$1.02	$1.14

Average shares outstanding
Basic	86,987	17,026	(1)	—	(1)	104,013	86,987
Diluted	89,463	17,026	(1)	—	(1)	106,036	89,010
		391	(2)	391	(2)
		(844	)(4)	(844	)(4)

See accompanying notes to unaudited pro forma consolidated financial statements

CATELLUS DEVELOPMENT CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE QUARTER ENDED MARCH 31, 2003

	Actual	Adjustment Range				Pro Forma Range
		From		To		From	To
	(in thousands, except per share data)
Rental properties
Net operating income	$54,691	$—		$—		$54,691	$54,691
Equity in earnings of operating joint ventures, net	2,523	—		—		2,523	2,523

	57,214	—		—		57,214	57,214

Property sales and fee services
Revenue	8,010	—		—		8,010	8,010
Cost of sales	(2,972)	—		—		(2,972)	(2,972)

Gain on property sales	5,038	—		—		5,038	5,038
Equity in earnings of development joint ventures, net	3,854	—		—		3,854	3,854

Total gain on property sales	8,892	—		—		8,892	8,892
Management and development fees	2,084	—		—		2,084	2,084
Selling, general and administrative expenses	(5,492)	(1,401	)(5)	(1,401	)(5)	(6,893)	(6,893)
Other, net	2,825	—		(1,000	)(6)	2,825	1,825

	8,309	(1,401)		(2,401)		6,908	5,908

Interest expense	(16,807)	—		(1,530	)(6)	(16,807)	(18,337)
Depreciation and amortization	(16,568)	—		—		(16,568)	(16,568)
Corporate administrative costs	(4,399)	(1,101	)(5)	(1,101	)(5)	(5,500)	(5,500)
Gain on non-strategic asset sales	5,879	—		—		5,879	5,879
Other, net	249	—		—		249	249
REIT transition costs	(1,558)	—		—		(1,558)	(1,558)

Income before minority interests and income taxes	32,319	(2,502)		(5,032)		29,817	27,287
						—	—
Income tax expense	(11,732)	7,333	(3)	7,333	(3)	(3,398)	(2,386)
		1,001	(5)	1,001	(5)
		—		1,012	(6)

Income from continuing operations	$20,587	$5,832		$4,314		$26,419	$24,901

Per share
Basic	$0.24					$0.25	$0.29
Assuming dilution	$0.23					$0.25	$0.28

Average shares outstanding
Basic	87,255	17,026	(1)	—	(1)	104,281	87,255
Diluted	89,944	17,026	(1)	—	(1)	106,517	89,491
		391	(2)	391	(2)
		(844	)(4)	(844	)(4)

See accompanying notes to unaudited pro forma consolidated financial statements

CATELLUS DEVELOPMENT CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2003

	Actual	Adjustments Range			Pro Forma Range
		From	To		From	To
	(in thousands)
Assets
Properties, net of accumulated depreciation	$2,063,325	$—	$—		$2,063,255	$2,063,255
Other assets and deferred charges, net	287,792	—	—		287,792	287,792
Notes receivable	31,408	—	—		31,408	31,408
Accounts receivable, less allowance	13,565	—	—		13,565	13,565
Restricted cash and investments	41,801	—	—		41,801	41,801
Cash and cash equivalents	201,499	—	(300,000	)(1)	201,499	1,499
			100,000	(1)

Total assets	$2,639,320	$—	$(200,000)		$2,639,320	$2,439,320

Liabilities and Stockholders’ Equity
Mortgage and other debt	$1,498,321	$—	$100,000	(1)	$1,498,321	$1,598,321
Accounts payable and accrued expenses	97,339	—	—		97,339	97,339
Deferred credits and other liabilities	155,670	—	—		155,670	155,670
Deferred income taxes	316,277	—	—		316,277	316,277

Total liabilities	2,067,607	—	100,000		2,067,607	2,167,607

Stockholders’ Equity
Common stock(2)(3)	1,109	170	—	(1)	1,279	1,109
Paid-in capital	533,694	299,830	—	(1)	833,524	533,694
Treasury stock	(401,082)	—	—		(401,082)	(401,082)
Accumulated earnings	437,992	(300,000)	(300,000	)(1)	137,992	137,992

	571,713	—	(300,000)		571,713	271,173

Total liabilities and stockholders’ equity	$2,639,320	$—	$(200,000)		$2,639,320	$2,439,320

See accompanying notes to unaudited pro forma consolidated financial statement

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Notes to Unaudited Pro Forma Consolidated Statements of Operations and Balance Sheet

(in thousands, except per share data)

(1)	Special E&P Distribution

Catellus expects to make a special E&P distribution of $300 million in cash and/or Catellus REIT common stock in conjunction with the proposed REIT election. This distribution is currently projected to be paid in December 2003 or January or February 2004. Depending on the results of a pending Internal Revenue Service ruling request and actual cash versus stock elections selected by existing stockholders, the cash versus stock components of the special E&P distribution could vary. The following table outlines the range of potential scenarios that exist:

	Cash/stock range		Per Share Range*
	From	To	From	To
Cash portion of special E&P distribution	$—	$300,000	$—	$3.38
Stock portion of special E&P distribution	300,000	—	3.38	—

	$300,000	$300,000	$3.38	$3.38

Stock price at 03/31/03	$21.00	$21.00
Special E&P distribution	(3.38)	(3.38)

Assumed ex-dividend stock price at 03/31/03	$17.62	$17.62
New shares issued for stock portion	17,026	—

*	Shares outstanding equals 88,748 (actual at 3/31/03 of 87,318 plus additional 1,430 restricted shares issued per (4) below)

The effect of the stock portion of the special E&P distribution has been reflected as a decrease in accumulated earnings and an increase to common stock and paid-in capital and is accomplished via new shares issued versus using existing shares held in treasury stock. The new shares issued are added to the weighted number of shares outstanding for the year.

Should Catellus require more cash than is on hand as of the date of the special E&P distribution, additional funds will be borrowed to furnish the cash needed. The pro forma balance sheet shows $100 million in borrowing associated with the high-end cash range of potential results.

(2)	Adjustment to Remaining Options Outstanding due to Special E&P Distribution

The special E&P distribution noted above will cause an adjustment to the exercise price and number of remaining options outstanding calculated in accordance with FIN 44 to achieve equal intrinsic values to option holders and the same ratio of exercise price to fair market value before and after the transaction. This change in exercise price and number of options would have an effect on the diluted weighted average shares outstanding as follows:

Options outstanding as of 3/31/03	8,208
Converted to restricted shares (see note (4))	(3,428)

Remaining options outstanding at 3/31/03 subject to FIN 44 adjustment	4,780

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes to Unaudited Pro Forma Consolidated Statements of Operations

(in thousands, except per share data)

	Share dilution of FIN 44 Adjustment
	Before	After
Average exercise price	$12.05	$10.13	*
3/31/03 remaining options	4,780	4,780
Post option exchange—options outstanding	—	5,712	**
Treasury Method
Hypothetical cash proceeds	$57,599	$57,863
Shares ‘purchased’ at 3/31/03 market value of $21.00/$17.62***	2,743	3,284
Dilutive shares	2,037	2,428
Change in dilutive effect	—	391

*	FMV/average exercise price: before $21.00/$12.05 = 1.74; after: ($21.00–$3.38)/1.74 = $10.13
**	(($21.00–$12.05)/(($21.00–$3.38) – $10.13)) x 4780
***	3/31/03 market value of $21.00 less $3.38 special E&P distribution, see note (1) above

(3)	Income Taxes

As a result of the assumed REIT election on January 1, 2002, income taxes would no longer be payable on certain of our activities. The following activities were considered to be part of the non-taxable activities of a REIT and hence no tax liability was assumed:

•	Rental property operating income;

•	Earnings from operating joint ventures;

•	Sales of rental property assets;

•	Construction of build-to-suit retained in portfolio;

•	Certain lease termination fees;

•	General and administrative costs associated with the above activities;

•	Interest costs associated with the above activity, primarily interest expense on mortgages held;

•	An allocation of interest income on cash balances held; and

•	An allocation of corporate administrative costs.

The following activities were considered to be part of a taxable REIT subsidiary. The income from these activities was assumed taxed at 40%:

•	Land sales and built-to-suit-for-sale transactions of the Suburban Commercial, Suburban Residential and Urban groups;

•	Construction of infrastructure;

•	Construction and management fees;

•	Gains on sale of non-strategic (desert) assets;

•	Certain rental operations from interim use and for sale property;

•	Sales, Marketing and Construction management associated with the above activities;

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes to Unaudited Pro Forma Consolidated Statements of Operations

(in thousands, except per share data)

•	General and administrative costs associated with the above activities;

•	An allocation of interest income on cash balances held; and

•	An allocation of corporate administrative costs.

The result is a reduction in income tax expense from continuing operations of $26,648 and $7,333 for the year 2002 and the quarter ended March 31, 2003, respectively.

(4)	Stock Option Exchange Offer—Effect on share dilution

The proposed 2000 Plan Amendment described in Proposal 3 in this proxy statement/prospectus permits 3,428 unvested options existing on March 31, 2003 are to be converted into 1,430 shares of restricted stock. The effect on dilutive shares outstanding at March 31, 2003 has been calculated as follows using the treasury method of accounting:

Options cancelled:
Unvested options cancelled	3,428
Average exercise price	$15.83
Cash proceeds	$54,265
Per share market value at 3/31/03	$21.00
Hypothetical shares ‘purchased’	2,584
Change in dilutive weighted shares(a)	(844)

New restricted shares issued
Unvested restricted shares	1,430
Per share market value at 3/31/03	$21.00
Cash proceeds	$30,030
Per share market value at 3/31/03	$21.00
Hypothetical shares ‘purchased’	1,430
Change in dilutive weighted shares(b)	—

Net change in dilutive shares(a) + (b)	(844)

(5)	Stock Option Exchange Offer—Effect on compensation expense

Compensation expense accrued on restricted shares issued is calculated using three-year vesting:

Restricted shares issued on 3/31/03	1,430
Per share market value at 3/31/03	$21.00

Total value of restricted shares	$30,030

Annual expense	$10,010
Quarterly expense	$2,503
	2002	Quarter ended March 31, 2003
Selling, general and administrative expense	$(5,906)	$(1,401)
Corporate administrative costs	(4,104)	(1,101)

Per period compensation expense	$(10,010)	$(2,503)

Income tax expense at 40%	$4,004	$1,001

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes to Unaudited Pro Forma Consolidated Statements of Operations

(in thousands, except per share data)

(6)	The potential range of cash used for the special E&P distribution noted in (1) above would have the following estimated effects on the 2002 and first quarter of 2003 Statements of Operations:

	2002			Quarter ended March 31, 2003
	From	To		From	To
Lower interest income from lower cash balance	$—	(4,000	)*	$—	(1,000	)*
Higher interest expense from additional borrowing	—	(6,120	)**	—	(1,530	)**

	$—	$(10,120)		$—	$(2,530)

Income tax saving at 40%	$—	$4,048		$—	$1,012

*	$200 million lower cash balance invested at 2% per year
**	Additional $100 million borrowed to fund special E&P distribution at 6.12% per year

SELECTED FINANCIAL DATA

The following table presents a summary of Catellus’ historical consolidated financial data as of the dates and for the periods indicated.

The selected statement of operations presented below for the quarter ended March 31, 2003 and the selected balance sheet data as of March 31, 2003 have been derived from our unaudited financial statements and related notes thereto incorporated by reference into this proxy statement/prospectus. The selected statement of operations presented below for the fiscal years ended December 31, 2000, 2001 and 2002 and the selected balance sheets data as of December 31, 2001 and 2002 have been derived from Catellus’ audited consolidated financial statements and related notes thereto incorporated by reference into this proxy statement/prospectus. The statement of operations data presented below for the fiscal years ended December 31, 1998 and 1999 and the selected balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from Catellus’ audited consolidated financial statements and related notes thereto, which are not incorporated by reference into this proxy statement/prospectus. The information in the following table is not comparable to the operations of Catellus REIT on a going-forward basis following the REIT conversion and thus may not be indicative of Catellus REIT’s future performance.

It is important for you to read the following summary of selected financial data together with Catellus’  “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 92 and with Catellus’ consolidated financial statements and accompanying notes in Catellus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Quarterly Report on Form 10-Q for the three months ended March 31, 2003 and subsequent Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission, all of which are incorporated by reference into this proxy statement/prospectus.

	Quarter ended March 31,	Year Ended December 31,
	2003	2002	2001	2000	1999	1998
		(In thousands, except per share data)
Statement of Operations Data
Rental properties
Rental revenue	$74,137	$266,951	$232,106	$203,691	$169,286	$146,011
Property operating costs	(19,446)	(71,559)	(61,704)	(54,468)	(46,054)	(41,071)
Equity in earnings of operating joint ventures, net	2,523	8,277	8,833	9,809	10,668	9,368

	57,214	203,669	179,235	159,032	133,900	114,308

Property sales and fee services
Sales revenue	8,010	139,604	245,804	451,096	347,005	206,441
Cost of sales	(2,972)	(89,661)	(149,698)	(337,755)	(259,157)	(154,903)

Gain on property sales	5,038	49,943	96,106	113,341	87,848	51,538
Equity in earnings of development joint ventures, net	3,854	29,232	25,978	27,780	10,152	6,627

Total gain on property sales	8,892	79,175	122,084	141,121	98,000	58,165
Management and development fees	2,084	7,088	6,000	15,460	14,968	16,792
Selling, general and administrative expenses	(5,492)	(25,990)	(26,570)	(45,801)	(31,727)	(22,232)
Other, net	2,825	16,087	6,211	(9,351)	(5,495)	(662)

	8,309	76,360	107,725	101,429	75,746	52,063

Interest expense	(16,807)	(60,188)	(56,753)	(49,975)	(38,246)	(36,109)
Depreciation and amortization	(16,568)	(63,149)	(51,891)	(45,939)	(38,639)	(33,464)
Corporate administrative costs	(4,399)	(17,705)	(19,256)	(15,675)	(14,760)	(15,303)
Gain on non-strategic asset sales	5,879	7,264	3,909	46,279	6,803	18,929
Other, net	249	957	5,660	940	(4,253)	(184)
REIT transition costs	(1,558)	—	—	—	—	—

Income before minority interests, income taxes, discontinued operations, and extraordinary items.	32,319	147,208	168,629	196,091	120,551	100,240
Minority interests	—	(6,106)	(6,142)	(10,701)	(3,247)	(674)

Income before income taxes, discontinued operations, and extraordinary items	32,319	141,102	162,487	185,390	117,304	99,566
Income tax expense	(11,732)	(53,952)	(65,866)	(74,810)	(47,448)	(40,105)

Income from continuing operations	20,587	87,150	96,621	110,580	69,856	59,461

Discontinued operations, net of tax
Gain from disposal of discontinued operations	2,639	13,748	—	—	—	—
Loss (gain) from discontinued operations	185	(242)	(100)	427	364	442

Gain (loss) from discontinued operations	2,824	13,506	(100)	427	364	442

Income before extraordinary items	23,411	100,656	96,521	111,007	70,220	59,903
Extraordinary items	—	—	—	—	26,652	(25,165)

Net income	$23,411	$100,656	$96,521	$111,007	$96,872	$34,738

Net income per share—assuming dilution:
Income from continuing operations	$0.23	$0.97	$0.94	$1.02	$0.64	$0.55
Income from discontinued operations	0.03	0.16	—	—	—	—

Before extraordinary items	0.26	1.13	0.94	1.02	0.64	0.55
Extraordinary items	—	—	—	—	0.25	(0.23)

Net income per share after extraordinary items—assuming dilution	$0.26	$1.13	$0.94	$1.02	$0.89	$0.32

Average number of common shares outstanding—assuming dilution	89,944	89,463	102,685	109,017	109,146	109,420

	As of or for the Quarter ended March 31,	As of or for the Year Ended December 31,
	2003	2002	2001	2000	1999	1998
		(In thousands, except percentages)
Balance Sheet Data
Total properties, net	$2,063,255	$2,048,158	$1,921,951	$1,705,538	$1,649,171	$1,402,496
Total assets	$2,639,320	$2,695,449	$2,415,515	$2,274,416	$1,853,106	$1,623,719
Mortgage and other debt	$1,498,321	$1,500,955	$1,310,457	$1,134,563	$875,564	$873,207
Total stockholders’ equity	$571,713	$545,969	$435,257	$683,245	$590,972	$490,229

Cash Flow Data
Net cash provided by operating activities	$31,151	$187,146	$341,764	$296,013	$183,864	$120,706
Net cash used in investing activities	$(95,899)	$(333,285)	$(267,553)	$(224,161)	$(238,388)	$(275,342)
Net cash provided by (used in) financing activities	(8,680)	$198,371	$(188,074)	$229,296	$36,959	$190,317

Other Operating Data
Buildings owned (square feet)	36,716	36,976	30,900	28,756	24,743	19,657
Leased percentage	93.9%	94.5%	94.4%	95.7%	93.6%	94.9%
Debt to total market capitalization(1)	45.0%	46.5%	45.1%	37.9%	38.9%	36.4%
Capital investments(2)	$131,190	$391,411	$448,676	$450,040	$540,024	$459,783

Other Data
Total market capitalization(3)	$3,332,000	$3,231,000	$2,903,000	$2,991,000	$2,249,000	$2,402,000

(1)	Represents the ratio of total debt to equity market capitalization (based on the number of common shares outstanding at the end of the period indicated multiplied by the closing stock price for each respective period) plus total debt.
(2)	Represents expenditures for commercial and residential development for projects to be developed and sold or held for rental. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Flows From Investing Activities” on page 120.
(3)	Represents the number of common shares outstanding multiplied by the closing stock price at the end of the period indicated plus mortgage and other debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The Company

Catellus is a publicly traded real estate operating company with a significant portfolio of rental properties and developable land. Catellus specializes in developing, managing, and investing in a broad range of product types including industrial, office, residential, retail, and major urban development projects. Catellus owns a portfolio of rental properties totaling 36.7 million square feet and one of the largest supplies of developable land in the western United States capable of supporting more than 42.8 million square feet of new commercial development and an estimated 9,000 residential lots and units.

Lack of Comparability Following the Merger and the REIT Conversion

Because of the impact of taxes, dividends and the change in business focus following the merger and the REIT conversion, we do not believe that the historical results of operations will be comparable to the results of our operations following the REIT conversion. See “—Funds from Operations” on page 129.

Historical Results of Operations

General

Our reportable segments are based on our method of internal reporting, which disaggregates our business by type and before the adjustments for discontinued operations. We have five reportable segments: Asset Management; Suburban, which includes two reportable segments, Commercial and Residential; Urban; and Corporate.

Business Segment Descriptions:

Asset Management:

The Asset Management segment consists of the rental activities of our assets, our share of income from operating joint ventures, and activity related to our desert portfolio. Growth in this segment is attributed primarily to the transfer of property developed by the Suburban-Commercial and Urban segments that we intend to hold and operate. Revenue consists of rental property operations and gains from the sale of rental properties (see  Note 17 of the consolidated financial statements in Catellus’ Form 10-K for the period ended December 31, 2002 for a discussion of discontinued operations; none at March 31, 2003).

Rental Building Occupancy:	March 31,
(In thousands of square feet, except percentages)	2003	2002	Difference
Owned (1)	36,716	31,257	5,459
Occupied (1)	34,491	29,715	4,776
Occupancy percentage	93.9%	95.1%	(1.2%)

	December 31,			Difference 2002/2001	Difference 2001/2000
	2002	2001	2000
Owned (1)	36,976	30,900	28,756	6,076	2,144
Occupied (1)	34,957	29,183	27,512	5,774	1,671
Occupancy percentage	94.5%	94.4%	95.7%	0.1%	(1.3%)

(1)	New buildings are added to our rental portfolio at the earlier of twelve months after completion of the shell, or commencement of rent on 50% of the space. Space is considered “Occupied” upon commencement of rent.

The tables below provide the rental portfolio rental revenue less property operating costs for the three months ended March 31, 2003 and square feet by state (in thousands):

Rental Revenue less Property Operating Costs by State

	Industrial		Office		Retail		Total
	Rental Revenue less Property Operating Expenses	% of Total	Rental Revenue less Property Operating Expenses	% of Total	Rental Revenue less Property Operating Expenses	% of Total	Rental Revenue less Property Operating Expenses	% of Total
	(In thousands, except percentages)
Southern California	$13,419	23.3%	$1,545	2.7%	$654	1.1%	$15,618	27.1%
Northern California	7,487	13.0%	5,517	9.6%	1,669	2.9%	14,673	25.5%
Illinois	5,394	9.4%	1,204	2.1%	—	—	6,598	11.5%
Texas	2,446	4.2%	1,633	2.8%	—	—	4,079	7.0%
Colorado	1,861	3.2%	931	1.6%	252	0.4%	3,044	5.2%
Arizona	962	1.7%	—	—	163	0.3%	1,125	2.0%
Maryland	780	1.4%	—	—	—	—	780	1.4%
Oregon	599	1.0%	110	0.2%	122	0.2%	831	1.4%
Ohio	537	0.9%	—	—	—	—	537	0.9%
Other	351	0.6%	—	—	—	—	351	0.6%

Subtotal	$33,836	58.7%	$10,940	19.0%	$2,860	4.9%	47,636	82.6%

Ground Leases and other							6,555	11.4%
Other Properties							948	1.6%
Equity in Earnings of Operating Joint Ventures							2,523	4.4%

Total							57,662	100%

Less: discontinued operations							(448)

Rental revenue less property operating costs from continuing operations							$57,214

Square Feet by State
	Industrial		Office		Retail		Total
	Square Feet	% of Total	Square Feet	% of Total	Square Feet	% of Total	Square Feet	% of Total
	(In thousands, except percentages)
Southern California	11,569	31.5%	574	1.5%	176	0.5%	12,319	33.5%
Illinois	6,268	17.1%	584	1.6%	—	—	6,852	18.7%
Northern California	5,773	15.7%	808	2.2%	481	1.3%	7,062	19.2%
Texas	3,264	8.9%	869	2.4%	—	—	4,133	11.3%
Colorado	2,181	5.9%	273	0.7%	100	0.3%	2,554	6.9%
Arizona	1,123	3.1%	—	—	74	0.2%	1,197	3.3%
Ohio	966	2.6%	—	—	—	—	966	2.6%
Maryland	471	1.3%	—	—	—	—	471	1.3%
Oregon	449	1.2%	57	0.2%	37	0.1%	543	1.5%
Other	619	1.7%	—	—	—	—	619	1.7%

Total	32,683	89.0%	3,165	8.6%	868	2.4%	36,716	100%

Suburban-Commercial:

The Suburban-Commercial segment acquires and develops suburban commercial business parks for our own account and the account of others. Net income consists primarily of sales gains from development properties sold and construction management, developer, and loan guarantee fees. As part of the REIT conversion, we anticipate that the level of activities in the Suburban-Commercial segment will decrease.

The table below provides the development potential, by square feet, of our Suburban-Commercial land portfolio:

Project Name	City	March 31, 2003
		Square Feet (in thousands)
Southern California
Kaiser Commerce Center	Fontana	3,214
Crossroads Business Park	Ontario	2,016	(1)
Rancho Pacific Distribution Centre	Rancho Cucamonga	318
Pacific Center	Anaheim	44

Subtotal Southern Calif.		5,592

Northern California
Pacific Commons	Fremont	3,634
Duck Creek	Stockton	2,000
Alameda FISC (controlled)	Alameda	1,300	(2)
Spreckels Business Park	Manteca	686
Regatta Business Park	Richmond	89

Subtotal Northern Calif.		7,709

Total California		13,301

Illinois
Minooka	Minooka	3,393	(3)
Internationale Centre	Woodridge	975
Prairie Glen Corporate Campus	Glenview	437	(4)
Joliet	Joliet	403
International Centre West	Romeoville	17

Subtotal Illinois		5,225

Texas
Hobby Business Park	Houston	1,700
Gateway Corporate Center	Coppell	1,120
Stellar Way Business Park	Grand Prairie	814
Gateway East Business Park	Garland	763
Plano	Plano	403
Ft. Worth	Ft. Worth	104

Subtotal Texas		4,904

Other
Eastgate	Aurora, CO	4,000
Stapleton Business Park	Denver, CO	840
South Shore Corp. Park	Gresham/Portland, OR	765
Circle Point Corporate Center	Westminster, CO	685
Cedar Grove Business Park	Louisville, KY	545
APL	Atlanta, GA	294

Subtotal Other		7,129

Total Outside California		17,258

Total Suburban Commercial Inventory		30,559

(1)	All entitled, except for 1,327,000 square feet included in Crossroads Business Park in which entitlement is in progress.
(2)	See summary of Alameda, California project under “—Business and Properties—Suburban Commercial Group.”

(3)	Excluded from this balance is approximately 2.8 million square feet under option.

(4)	Included in this balance is 335,000 square feet that is under option.

Suburban-Residential:

The Suburban-Residential segment acquires and develops land primarily for single-family residential property, via direct investment or through joint ventures, and sells finished lots to homebuilders. This segment also owns an interest in a joint venture that develops senior housing. As part of the REIT conversion, we anticipate that the level of activities in the Suburban-Residential segment will decrease.

The table below provides the development potential, by lots/homes, of our Suburban Residential land portfolio.

	Ownership Interest	Lots/Units at March 31, 2003
Colorado
Vista Range, Commerce City	100%	2,149

Northern California
Alameda—(controlled)	100%	485
Hercules	100%	1	(2)
Serrano, Sacramento	50%	1,183
Parkway, Sacramento (multi-family)	50%	538

		2,207

Southern California
Talega Seniors, San Clemente	50%	23
Talega, San Clemente	30%	967
West Bluffs, Playa del Rey(1)	100%	114

		1,104

Total		5,460

(1)	We have entitlements for this project; however, the entitlements are being challenged under the California Environmental Quality Act and the California Coastal Act (see “—Business and Properties—Other Items—Legal Proceedings”).

(2)	A commercial site.

Urban:

The Urban segment entitles and develops urban mixed-use sites in San Francisco, Los Angeles, and San Diego. The principal active project of the segment is Mission Bay in San Francisco. See “—Business and Properties—General” above for a discussion of the effect of the proposed REIT conversion on the Urban segment.

The table below provides the development potential of our Urban land portfolio as of March 31, 2003:

	R&D, Biotech & Office	CBD Office	Retail/ Entertainment	Residential	Hotel
		(Net Rentable Sq. Ft.)		(Units)	(Rooms)
Mission Bay (SF, CA)	4,537,000	—	548,000	3,263	500
Union Station (LA, CA)	—	5,175,000	675,000	—	—
Santa Fe Depot (SD, CA)	—	1,052,000	270,000	285	—

Total	4,537,000	6,227,000	1,493,000	3,548	500

Corporate:

Corporate consists primarily of administrative costs and interest contra-expense. Corporate interest (contra-expense) represents required capitalized interest, on qualifying assets in the Suburban and Urban segments, in excess of interest directly incurred by these segments. As these qualifying assets are sold, the corresponding capitalized interest is reflected as cost of sales in the Corporate segment or, for those assets transferred to Asset Management, as the assets are placed in service the corresponding interest capitalized is added to the cost basis of the asset and depreciated over the life of the building.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, impairment of real estate assets, capitalization of costs, allowances for doubtful accounts, environmental and legal reserves, and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue recognition

Our revenue is primarily derived from two sources: rental revenue from our rental portfolio and property sales.

Rental revenue is recognized when due from tenants. Revenue from leases with rent concessions or fixed escalations is recognized on a straight-line basis over the initial term of the related lease. The financial terms of leases are contractually defined. Rental revenue is not accrued when a tenant vacates the premises and ceases to make rent payments or files for bankruptcy.

Revenue from sales of properties is recognized using the accrual method. If a sale does not qualify for the accrual method of recognition, other deferral methods are used as appropriate including the percentage-of-completion method. In certain cases, we retain the right to repurchase property from the buyer at a specified price. These sales are not recognized until our right to repurchase expires. In other instances, when we receive an inadequate cash down payment and take a promissory note for the balance of the sale price, sale is deferred until such time as sufficient cash is received to meet minimum down payment requirements. Also, in general, specific identification and relative sales value methods are used to determine the cost of sales. Management estimates of future costs to complete infrastructure are included in cost of sales. A change in circumstances that causes the estimate of future costs to increase or decrease significantly would affect the gain or loss recognized on future sales.

Impairment of real estate assets

We assess the impairment of a real estate asset when events or changes in circumstances indicate that the net book value may not be recoverable. Indicators we consider important which could trigger an impairment review include the following:

•	significant negative industry or economic trend;

•	a significant underperformance relative to historical or projected future operating results;

•	a significant change in the manner in which an asset is used; and

•	an accumulation of costs significantly in excess of the amount originally expected to construct an asset.

Real estate is stated at the lower of cost or estimated fair value using the methodology described as follows: (a) for operating properties and properties held for investment, a write-down to estimated fair value is recognized when a property’s estimated undiscounted future cash flow is less than its net book value; and (b) for properties held for sale, a write-down to estimated fair value is recorded when we determine that the net book value exceeds the estimated selling price less cost to sell. These evaluations are made on a property-by-property basis. When we determine that the net book value of an asset may not be recoverable based upon the estimated undiscounted cash flow, we measure any impairment write-down based on a projected discounted cash flow method using an estimated market discount rate. When performing impairment review, we consider capitalized interest and other expenses as costs of development in costs projections; value from comparable property sales will also be considered. The evaluation of future cash flows, discount rates, and fair value of individual properties requires significant judgment and assumptions, including estimates of market value, lease terms, development absorption, development costs, lease up costs, and financings. Significant adverse changes in circumstances affecting these judgments and assumptions in future periods could cause a significant impairment adjustment to be recorded.

Capitalization of costs

We capitalize direct construction and development costs, including predevelopment costs, property taxes, insurance, and certain indirect project costs, including a portion of our general and administrative costs that are associated with the acquisition, development, or construction of a project. Interest is capitalized in accordance with Financial Accounting Standards Board Statement No. 34. Costs previously capitalized related to any abandoned development opportunities are written off, if we determine such costs will not provide any future benefits. Should development activity decrease, a portion of interest, property taxes, insurance, and certain general and administrative costs would no longer be eligible for capitalization and would be expensed as incurred.

Allowance for doubtful accounts

We make estimates with respect to the collectability of our receivables and provide for doubtful accounts based on several factors, including our estimate of collectability and the age of the outstanding balances. Our estimate of collectability is based on our contacts with the debtors, collection agencies, our knowledge of the debtors’ credit and financial condition, debtors’ payment terms, and current economic trends. If a debtor becomes insolvent or files for bankruptcy, we provide an allowance for the entire outstanding amount of the debtors receivable. Significant judgments and estimates must be made and used in connection with establishing allowances in any accounting period. Material differences may result in the amount and timing of our allowances for any period if adverse general economic conditions cause widespread financial difficulties among our tenants.

Environmental and legal reserves

We incur ongoing environmental remediation costs, including clean up costs, consulting fees for environmental studies and investigations, monitoring costs, and legal costs relating to clean up, litigation defense, and the pursuit of responsible third parties. We maintain a reserve for estimated costs of environmental remediation to be incurred in connection with operating properties and properties previously sold; these reserves, when established, are expensed. Costs relating to undeveloped land are capitalized as part of development costs, and costs incurred for properties to be sold are deferred and charged to cost of sales when the properties are sold; these costs are anticipated to be incurred over a period of twenty years. Our estimates are developed based on reviews that took place over many years based upon then-prevailing law and identified site conditions. Because of the breadth of our portfolio, and past sales, we are unable to review each property extensively on a regular basis. Such estimates are not precise and are always subject to the availability of further information about the prevailing conditions at the site, the future requirements of regulatory agencies, and the availability and ability of other parties to pay some or all of such costs. Should a previously undetected, substantial environmental hazard be found on our properties, significant liquidity could be consumed by the resulting clean up requirements, and a material expense may be recorded.

We are a party to a number of legal actions arising in the ordinary course of business. We cannot predict with certainty the final outcome of the proceedings. Where appropriate, we have established reserves for potential liabilities related to legal actions or threatened legal actions. Environmental and legal reserves are established based on estimates and probabilities of the occurrence of events and therefore are subject to revision from time to time. Should the circumstances affecting these estimates change significantly, a material expense would be recognized.

Income taxes

As part of the process of preparing our consolidated financial statements, significant management judgment is required to estimate our income taxes. Our estimates are based on interpretation of tax laws. We estimate our actual current tax due and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. The temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Adjustments may be required by a change in assessment of our deferred tax assets and liabilities, changes due to audit adjustments by federal and state tax authorities, and changes in tax laws. To the extent adjustments are required in any given period we would include the adjustments within the tax provision in the statement of operations and/or balance sheet. Any applicable interest charges would be recorded as an expense. These adjustments could materially impact our statement of operations and liquidity.

New Accounting Standards

Effective January 1, 2002, we adopted Financial Accounting Standards Board, or FASB, Statement No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets” which addresses financial accounting and reporting for the impairment and disposal of long-lived assets. In general, sales of rental property are classified as discontinued operations. Therefore, as required, gain or loss attributed to the operations and sale of rental properties sold or held for sale is presented in the statement of operations as discontinued operations, net of applicable income tax. Prior period statements of operations have been reclassified to reflect as discontinued operations the gain or loss related to rental properties that were sold or held for sale and presented as discontinued operations during the year ended December 31, 2002 and the three months ended March 31, 2003. Additionally, all periods presented will likely require further reclassification in future periods as additional, similar sales of rental properties occur.

In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (see Note 15 and Note 8, Commitments and Contingencies, to the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Form 10-Q for the three months ended March 31, 2003, respectively, for required disclosure).

In December 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure—An Amendment of Statement of Financial Accounting Standards No. 123. As of December 31, 2002, the Company has not elected the fair value recognition provisions of SFAS No. 123 (see Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 2 to the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003, for required disclosure).

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires that any entity meeting certain rules relating to a company’s equity investment risk and level of financial control be consolidated as a variable interest entity. The statement is applicable to all variable interest entities created or acquired after January 31, 2003, and the first interim period beginning after June 15, 2003, for variable interest entities in which the Company holds a variable interest that is acquired before February 1, 2003. We plan on adopting FIN 46 in the time frames as required by the statement. Management expects no significant effect on our financial position, results of operations or cash flows as a result of the initial adoption of this standard in regard to existing variable interest entities; however, newly formed entities in 2003 could meet these requirements and will be recorded as appropriate.

Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and the condensed consolidated financial statements and related notes accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003. This discussion and analysis covers our five business segments: Asset Management; Suburban, which includes a Commercial and Residential division; Urban; and Corporate.

Below is a summary of Net income by segment for the Three Months Ended March 31, 2003:

	Asset Management	Suburban		Urban	Corporate	Total(1)
		Commercial	Residential
	(In thousands)
Rental properties:
Rental revenue	$74,728	$—	$—	$—	$—	$74,728
Property operating costs	(19,589)	—	—	—	—	(19,589)
Equity in earnings of operating joint ventures, net	2,523	—	—	—	—	2,523

	57,662	—	—	—	—	57,662

Property sales and fee services:
Gain (loss) on property sales	4,755	1,667	3,014	—	—	9,436
Equity in earnings of development joint ventures, net	—	—	3,854	—	—	3,854
Management and development fees	5	824	94	1,161	—	2,084
Selling, general and administrative expenses	(280)	(2,627)	(782)	(1,803)	—	(5,492)
Other, net	1,481	173	887	289	—	2,830

	5,961	37	7,067	(353)	—	12,712

Interest expense	(21,254)	—	—	—	4,433	(16,821)
Depreciation and amortization	(15,831)	—	(30)	(266)	(572)	(16,699)
Corporate administrative costs	—	—	—	—	(4,399)	(4,399)
Gain on non-strategic asset sales	5,879	—	—	—	—	5,879
Other, net	—	—	—	—	249	249
REIT transition costs	—	—	—	—	(1,558)	(1,558)
Income (taxes) benefit	(11,919)	(14)	(2,588)	228	679	(13,614)

Net income (loss)	$20,498	$23	$4,449	$(391)	$(1,168)	$23,411

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 of the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 7 of the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 for reconciliations to Statement of Operations format.

Below is a summary of Net income by segment for the Three Months Ended March 31, 2002:

	Asset Management	Suburban		Urban	Corporate	Total(1)
		Commercial	Residential
	(In thousands)
Rental properties:
Rental revenue	$63,280	$—	$—	$—	$—	$63,280
Property operating costs	(15,808)	—	—	—	—	(15,808)
Equity in earnings of operating joint ventures, net	3,521	—	—	—	—	3,521

	50,993	—	—	—	—	50,993

Property sales and fee services:
Gain (loss) on property sales	7,727	2,503	13,265	—	(350)	23,145
Equity in earnings of development joint ventures, net	—	—	7,960	—	(513)	7,447
Management and development fees	25	549	286	272	—	1,132
Selling, general and administrative expenses	(136)	(1,949)	(4,168)	(1,597)	—	(7,850)
Other, net	7,985	473	1,425	71	—	9,954

	15,601	1,576	18,768	(1,254)	(863)	33,828

Interest expense	(18,748)	—	—	(5)	5,951	(12,802)
Depreciation and amortization	(12,603)	(154)	(37)	(243)	(514)	(13,551)
Corporate administrative costs	—	—	—	—	(4,102)	(4,102)
Loss on non-strategic asset sales	(238)	—	—	—	—	(238)
Other, net	—	—	—	—	67	67
REIT transition costs	—	—	—	—	—	—
Minority interests	(1,527)	—	—	—	—	(1,527)
Income (taxes) benefit	(13,464)	(573)	(7,534)	604	(217)	(21,184)

Net income (loss)	$20,014	$849	$11,197	$(898)	$322	$31,484

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 of the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 7 of the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 for reconciliations to Statement of Operations format.

Variance Three Months Ended March 31, 2003 vs Three Months Ended March 31, 2002:

	Asset Management	Suburban		Urban	Corporate
		Commercial	Residential			Total(1)
	(In thousands)
Rental properties:
Rental revenue	$11,448	$—	$—	$—	$—	$11,448
Property operating costs	(3,781)	—	—	—	—	(3,781)
Equity in earnings of operating joint ventures, net	(998)	—	—	—	—	(998)

	6,669	—	—	—	—	6,669

Property sales and fee services:
Gain (loss) on property sales	(2,972)	(836)	(10,251)	—	350	(13,709)
Equity in earnings of development joint ventures, net	—	—	(4,106)	—	513	(3,593)
Management and development fees	(20)	275	(192)	889	—	952
Selling, general and administrative expenses	(144)	(678)	3,386	(206)	—	2,358
Other, net	(6,504)	(300)	(538)	218	—	(7,124)

	(9,640)	(1,539)	(11,701)	901	863	(21,116)

Interest expense	(2,506)	—	—	5	(1,518)	(4,019)
Depreciation and amortization	(3,228)	154	7	(23)	(58)	(3,148)
Corporate administrative costs	—	—	—	—	(297)	(297)
Gain on non-strategic asset sales	6,117	—	—	—	—	6,117
Other, net	—	—	—	—	182	182
REIT transition costs	—	—	—	—	(1,558)	(1,558)
Minority interests	1,527	—	—	—	—	1,527
Income (taxes) benefit	1,545	559	4,946	(376)	896	7,570

Net income (loss)	$484	$(826)	$(6,748)	$507	$(1,490)	$(8,073)

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 of the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 7 of the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 for reconciliations to Statement of Operations format.

Below is a summary of Net income by segment for the Year Ended December 31, 2002:

	Asset Management	Suburban
		Commercial	Residential	Urban	Corporate	Total(1)
	(In thousands)
Rental properties:
Rental revenue	$267,807	$—	$—	$—	$—	$267,807
Property operating costs	(71,929)	—	—	—	—	(71,929)
Equity in earnings of operating joint ventures, net	8,277	—	—	—	—	8,277

	204,155	—	—	—	—	204,155

Property sales and fee services:
Gain on property sales	28,928	10,277	30,245	3,346	(601)	72,195
Equity in earnings of development joint ventures, net	—	—	33,063	—	(3,831)	29,232
Management and development fees	42	2,973	1,516	2,557	—	7,088
Selling, general and administrative expenses	(1,185)	(9,576)	(8,316)	(6,913)	—	(25,990)
Other, net	10,691	(550)	6,075	(129)	—	16,087

	38,476	3,124	62,583	(1,139)	(4,432)	98,612

Interest expense	(78,831)	—	—	—	18,055	(60,776)
Depreciation and amortization	(59,170)	(673)	(182)	(1,065)	(2,349)	(63,439)
Corporate administrative costs	—	—	—	—	(17,705)	(17,705)
Gain on non-strategic asset sales	7,264	—	—	—	—	7,264
Other, net	—	—	—	—	957	957
Minority interests	(6,106)	—	—	—	—	(6,106)
Income taxes	(40,455)	(937)	(23,848)	842	2,092	(62,306)

Net income (loss)	$65,333	$1,514	$38,553	$(1,362)	$(3,382)	$100,656

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 of the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 7 of the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 for reconciliations to Statement of Operations format.

Below is a summary of Net income by segment for the Year Ended December 31, 2001:

		Suburban
	Asset Management	Commercial	Residential	Urban	Corporate	Total(1)
	(In thousands)
Rental properties:
Rental revenue	$234,881	$—	$—	$—	$—	$234,881
Property operating costs	(62,663)	—	—	—	—	(62,663)
Equity in earnings of operating joint ventures, net	8,833	—	—	—	—	8,833

	181,051	—	—	—	—	181,051

Property sales and fee services:
Gain on property sales	41,074	24,790	18,305	12,456	(519)	96,106
Equity in earnings of development joint ventures, net	—	9	27,670	—	(1,701)	25,978
Management and development fees	145	3,679	1,394	782	—	6,000
Selling, general and administrative expenses	(1,235)	(9,607)	(11,379)	(4,349)	—	(26,570)
Other, net	5,518	(179)	(3,868)	4,716	—	6,187

	45,502	18,692	32,122	13,605	(2,220)	107,701

Interest expense	(75,110)	(7)	—	(684)	17,656	(58,145)
Depreciation and amortization	(47,925)	(514)	(311)	(1,853)	(1,855)	(52,458)
Corporate administrative costs	—	—	—	—	(19,256)	(19,256)
Gain on non-strategic asset sales	3,909	—	—	—	—	3,909
Other, net	—	—	—	—	5,660	5,660
Minority interests	(6,059)	—	(83)	—	—	(6,142)
Income taxes	(41,091)	(7,366)	(12,861)	(4,487)	6	(65,799)

Net income (loss)	$60,277	$10,805	$18,867	$6,581	$(9)	$96,521

Below is a summary of Net income by segment for the Year Ended December 31, 2000:

		Suburban
	Asset Management	Commercial	Residential	Urban	Corporate	Total(1)
	(In thousands)
Rental properties:
Rental revenue	$206,762	$—	$—	$—	$—	$206,762
Property operating costs	(55,272)	—	—	—	—	(55,272)
Equity in earnings of operating joint ventures, net	9,809	—	—	—	—	9,809

	161,299	—	—	—	—	161,299

Property sales and fee services:
Gain on property sales	42,913	16,536	53,892	—	—	113,341
Equity in earnings of development joint ventures, net	—	13	27,767	—	—	27,780
Management and development fees	11,814	999	1,498	1,149	—	15,460
Selling, general and administrative expenses	(8,903)	(9,643)	(25,007)	(2,248)	—	(45,801)
Other, net	2,353	524	(12,209)	(19)	—	(9,351)

	48,177	8,429	45,941	(1,118)	—	101,429

Interest expense	(57,832)	(4)	(546)	(1,153)	8,571	(50,964)
Depreciation and amortization	(42,090)	(747)	(108)	(1,684)	(1,876)	(46,505)
Corporate administrative costs	—	—	—	—	(15,675)	(15,675)
Gain on non-strategic asset sales	46,279	—	—	—	—	46,279
Other, net	—	—	—	—	940	940
Minority interests	(6,347)	—	(4,354)	—	—	(10,701)
Income tax expense	(60,320)	(3,098)	(16,517)	1,596	3,244	(75,095)

Net income (loss)	$89,166	$4,580	$24,416	$(2,359)	$(4,796)	$111,007

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 of the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 7 of the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 for reconciliations to Statement of Operations format.

Variance Year Ended December 31, 2002 vs. Year Ended December 31, 2001:

		Suburban
	Asset Management	Commercial	Residential	Urban	Corporate	Total(1)
	(In thousands)
Rental properties:
Rental revenue	$32,926	$—	$—	$—	$—	$32,926
Property operating costs	(9,266)	—	—	—	—	(9,266)
Equity in earnings of operating joint ventures, net	(556)	—	—	—	—	(556)

	23,104	—	—	—	—	23,104

Property sales and fee services:
Gain on property sales	(12,146)	(14,513)	11,940	(9,110)	(82)	(23,911)
Equity in earnings of development joint ventures, net	—	(9)	5,393	—	(2,130)	3,254
Management and development fees	(103)	(706)	122	1,775	—	1,088
Selling, general and administrative expenses	50	31	3,063	(2,564)	—	580
Other, net	5,173	(371)	9,943	(4,845)	—	9,900

	(7,026)	(15,568)	30,461	(14,744)	(2,212)	(9,089)

Interest expense	(3,721)	7	—	684	399	(2,631)
Depreciation and amortization	(11,245)	(159)	129	788	(494)	(10,981)
Corporate administrative costs	—	—	—	—	1,551	1,551
Gain on non-strategic asset sales	3,355	—	—	—	—	3,355
Other, net	—	—	—	—	(4,703)	(4,703)
Minority interests	(47)	—	83	—	—	36
Income taxes	636	6,429	(10,987)	5,329	2,086	3,493

Net income (loss)	$5,056	$(9,291)	$19,686	$(7,943)	$(3,373)	$4,135

Variance Year Ended December 31, 2001 vs. Year Ended December 31, 2000:

		Suburban
	Asset Management	Commercial	Residential	Urban	Corporate	Total(1)
	(In thousands)
Rental properties:
Rental revenue	$28,119	$—	$—	$—	$—	$28,119
Property operating costs	(7,391)	—	—	—	—	(7,391)
Equity in earnings of operating joint ventures, net	(976)	—	—	—	—	(976)

	19,752	—	—	—	—	19,752

Property sales and fee services:
Gain on property sales	(1,839)	8,254	(35,587)	12,456	(519)	(17,235)
Equity in earnings of development joint ventures, net	—	(4)	(97)	—	(1,701)	(1,802)
Management and development fees	(11,669)	2,680	(104)	(367)	—	(9,460)
Selling, general and administrative expenses	7,668	36	13,628	(2,101)	—	19,231
Other, net	3,165	(703)	8,341	4,735	—	15,538

	(2,675)	10,263	(13,819)	14,723	(2,220)	6,272

Interest expense	(17,278)	(3)	546	469	9,085	(7,181)
Depreciation and amortization	(5,835)	233	(203)	(169)	21	(5,953)
Corporate administrative costs	—	—	—	—	(3,581)	(3,581)
Gain on non-strategic asset sales	(42,370)	—	—	—	—	(42,370)
Other, net	—	—	—	—	4,720	4,720
Minority interests	288	—	4,271	—	—	4,559
Income tax expense	19,229	(4,268)	3,656	(6,083)	(3,238)	9,296

Net income (loss)	$(28,889)	$6,225	$(5,549)	$8,940	$4,787	$(14,486)

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 of the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 7 of the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 for reconciliations to Statement of Operations format.

The following is a schedule of the largest ten tenants of our rental portfolio, based on GAAP rents:

Customer Name	State	Type of Product Leased	% of Total Base Rent as of March 31, 2003
The Gap	CA	Office	6.8%
APL Logistics, Inc	CA, IL, KY, TX	Industrial	5.3%
Ford Motor Company	CA, CO, TX	Industrial	2.2%
Kellogg’s USA, Inc.	CA, IL, CO	Industrial	2.0%
J.C. Penney Company	TX	Office	2.0%
Exel Corporation	CA	Industrial	1.8%
Home Depot USA, Inc.	CA	Industrial/Retail	1.6%
Office Depot, Inc.	CA	Industrial/Retail	1.5%
Gillette Company	CA, IL	Industrial	1.4%
MCI Telecommunications(1)	CA, WA, IL, MN, TX, OK, OR	Office/Easement	1.4%

(1)	Catellus has ten leases with MCI WORLDCOM Communications, Inc. or its affiliates (“MCI”). Three of the leases are office leases and seven are easement leases. On July 21, 2002, a group of MCI Companies filed for Chapter 11 reorganization. Pursuant to an order of the United States Bankruptcy Court, the MCI Companies have until September 22, 2003, to assume or reject the leases, but they remain obligated under the Bankruptcy Code to continue to perform their obligations under each lease in a timely manner pending the assumption or rejection of that lease. The MCI Companies have rejected two of the office leases. The third office lease has been modified to reduce the leased space by 52% and to reduce rent by 16.6% per square foot. However, the modifications are subject to approval by the Bankruptcy Court. The MCI Companies have not yet assumed or rejected the seven easement leases.

Rental Revenue less Property Operating Costs

Rental revenue less property operating costs has increased primarily because of additions of buildings and new ground leases. From April 2002 to March 2003, we added a net 5.5 million square feet to our rental portfolio. Rental revenue less operating costs for the three months ended March 31, 2003 and 2002, are summarized as follows:

	Three Months Ended March 31,
	2003	2002	Difference 2003/2002
	(In thousands)
Rental revenue less property operating costs:
Same space(1)	$38,214	$39,579	$(1,365)
Properties added to portfolio	8,868	216	8,652
Properties sold from portfolio	449	365	84
Ground leases	7,608	7,312	296

Total(2) (3)	$55,139	$47,472	$7,667

(1)	Same Space properties were owned and operated for the entire current year and the entire immediate preceding year.

(2)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 of the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 7 of the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 for reconciliations to Statement of Operations format.

(3)	Generally accepted accounting principles require rental revenue to be recognized in a straight-line basis over the initial term of the related lease. Revenue recognized may differ from cash collected from the related lease.

We do not expect substantial changes in rental income from our Same Space rental portfolio; rather, we expect growth in overall portfolio rental income will result primarily from new properties we will add to our rental portfolio over time.

The increase in rental revenue less operating costs of $7.7 million for the three months ended March 31, 2003, as compared to the same period in 2002, is primarily attributable to $8.9 million from the additions of buildings and new ground leases due primarily to sixteen buildings added in the last three quarters of 2002, and two buildings added in the first quarter of 2003, partially offset by a $1.4 million decrease from Same Space due primarily to higher insurance expense and lower occupancy rate.

Rental revenue less property operating costs has increased since 2000 primarily because of additions of buildings, new ground leases, and rental increases from renewals on Same Space, partially offset by properties sold. We added a net 6.1 million square feet in 2002, 2.1 million square feet in 2001, and 4.0 million square feet in 2000 to our rental portfolio. Rental revenue less operating costs for 2002, 2001, and 2000, are summarized as follows:

	Year Ended December 31,		Difference 2002/2001	Year Ended December 31,		Difference 2001/2000
	2002	2001		2001	2000
	(In thousands)
Rental revenue less operating costs:
Same space(1)	$136,494	$132,212	$4,282	$110,760	$110,007	$753
Properties added to portfolio	31,768	13,458	18,310	34,084	14,144	19,940
Properties sold from portfolio	591	3,852	(3,261)	1,784	6,599	(4,815)
Ground leases	27,025	22,696	4,329	25,590	20,740	4,850

Total(2)(3)	$195,878	$172,218	$23,660	$172,218	$151,490	$20,728

(1)	Same Space properties were owned and operated for the entire current year and the entire immediate preceding year.

(2)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 of the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 7 of the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 for reconciliations to Statement of Operations format.

(3)	Generally accepted accounting principles require rental revenue to be recognized in a straight-line basis over the initial term of the related lease. Revenue recognized may differ from cash collected from the related lease.

The increase in rental revenue less operating costs of $23.7 million in 2002 is primarily attributable to $22.6 million from the additions of buildings and new ground leases and $4.3 million from Same Space, due to higher average rental rates from renewals, partially offset by a $3.3 million decrease from properties sold.

The increase in rental revenue less operating costs of $20.7 million in 2001 is primarily attributable to $24.8 million from the additions of buildings and new ground leases and $0.8 million from Same Space, due to higher average rental rates from renewals, partially offset by a $4.8 million decrease from properties sold.

Equity in Earnings of Operating Joint Ventures

Equity in earnings of operating joint ventures, net, decreased by $1 million for the three months ended March 31, 2003, over the same period of 2002, primarily because of lower occupancies in hotels owned by two joint ventures and higher interest expense due to a refinancing at a joint venture in 2003 (see “—Variability in Results”).

Equity in earnings of operating joint ventures, net, decreased by $0.6 million and $1 million in 2002, and 2001, respectively. The decrease in 2002 was primarily because of lower occupancies in hotels owned by two joint ventures. The decrease in 2001 was primarily because of higher interest expense due to a refinancing at a joint venture in 2000 and lower occupancies in hotels owned by two joint ventures in 2001 (see “—Variability in Results”).

Gain on Property Sales

Three Months Ended March 31, 2003

	Asset Management	Suburban		Urban	Corporate	Total(1)
		Commercial	Residential
	(In thousands)
Building Sales
Sales Proceeds	$24,402	$—	$—	$—	$—	$24,402
Cost of Sales	(20,004)	—	—	—	—	(20,004)

Gain	4,398	—	—	—	—	4,398

Land/Lot Sales
Sales Proceeds	—	3,936	3,465	—	—	7,401
Cost of Sales	—	(2,323)	(201)	—	—	(2,524)

Gain	—	1,613	3,264	—	—	4,877

Ground Lease and Other Sales
Sales Proceeds	547	62	—	—	—	609
Cost of Sales	(190)	(8)	(250)	—	—	(448)

Gain (loss)	357	54	(250)	—	—	161

Total sales proceeds	24,949	3,998	3,465	—	—	32,412
Total cost of sales	(20,194)	(2,331)	(451)	—	—	(22,976)

Total gain on property sales	$4,755	$1,667	$3,014	$—	$—	$9,436

Three Months Ended March 31, 2002

	Asset Management	Suburban		Urban	Corporate	Total(1)
		Commercial	Residential
	(In thousands)
Building Sales
Sales Proceeds	$5,861	$—	$—	$—	$—	$5,861
Cost of Sales	(1,228)	—	—	—	—	(1,228)

Gain	4,633	—	—	—	—	4,633

Land/Lot Sales
Sales Proceeds	—	26,238	26,532	—	—	52,770
Cost of Sales	—	(23,735)	(14,738)	—	—	(38,473)

Gain	—	2,503	11,794	—	—	14,297

Ground Lease and Other sales
Sales Proceeds	3,903	—	1,471	—	—	5,374
Cost of Sales	(809)	—	—	—	(350)	(1,159)

Gain (loss)	3,094	—	1,471	—	(350)	4,215

Total sales proceeds	9,764	26,238	28,003	—	—	64,005
Total cost of sales	(2,037)	(23,735)	(14,738)	—	(350)	(40,860)

Total gain (loss) on property sales	$7,727	$2,503	$13,265	$—	$(350)	$23,145

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discountinued operations. See Note 13 to the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 7 to the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 for reconciliations to Statement of Operations format.

Variance Three Months Ended March 31, 2003 vs Three Months Ended March 31, 2002

	Asset Management	Suburban		Urban	Corporate	Total(1)
		Commercial	Residential
	(In thousands)
Building Sales
Sales Proceeds	$18,541	$—	$—	$—	$—	$18,541
Cost of Sales	(18,776)	—	—	—	—	(18,776)

Loss	(235)	—	—	—	—	(235)

Land/Lot Sales
Sales Proceeds	—	(22,302)	(23,067)	—	—	(45,369)
Cost of Sales	—	21,412	14,537	—	—	35,949

Gain (loss)	—	(890)	(8,530)	—	—	(9,420)

Ground Lease and Other Sales
Sales Proceeds	(3,356)	62	(1,471)	—	—	(4,765)
Cost of Sales	619	(8)	(250)	—	350	711

Gain (loss)	(2,737)	54	(1,721)	—	350	(4,054)

Total sales proceeds	15,185	(22,240)	(24,538)	—	—	(31,593)
Total cost of sales	(18,157)	21,404	14,287	—	350	17,884

Total gain (loss) on property sales	$(2,972)	$(836)	$(10,251)	$—	$350	$(13,709)

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discountinued operations. See Note 13 to the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 7 to the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 for reconciliations to Statement of Operations format.

During the three months ended March 31, 2003, we sold three operating properties totaling 747,000 square feet of building space, closed on the sale of improved land capable of supporting 0.4 million square feet of commercial development, and sold 98.4 acres of ground leases. In addition, $0.4 million of deferred profits were recognized during the three months ended March 31, 2003. During the three months ended March 31, 2002, we sold three operating properties totaling 305,000 square feet of building space, closed on the sale of improved land capable of supporting 2.2 million square feet of commercial development, and sold 112.1 acres of ground leases (see “—Variability in Results”).

For the three months ended March 31, 2003, we also closed on the sales of 21 residential lots, as compared to 138 residential lots during the same period in 2002. In addition, for the three months ended March 31, 2002, the gain also included $1.5 million of our portion of profit participation related to certain properties that were sold in the prior year (see “—Variability in Results”).

Year Ended December 31, 2002

	Asset Management	Suburban		Urban	Corporate	Total(1)
		Commercial	Residential
	(In thousands)
Building Sales
Sales Proceeds	$34,211	$—	$—	$—	$—	$34,211
Cost of Sales	(12,534)	—	—	—	—	(12,534)

Gain	21,677	—	—	—	—	21,677

Land/Lot Sales
Sales Proceeds	—	52,563	57,054	14,500	—	124,117
Cost of Sales	—	(42,932)	(28,113)	(11,154)	—	(82,199)

Gain	—	9,631	28,941	3,346	—	41,918

Ground Lease and Other Sales
Sales Proceeds	8,973	403	2,053	—	—	11,429
Cost of Sales	(1,722)	243	(749)	—	(601)	(2,829)

Gain (loss)	7,251	646	1,304	—	(601)	8,600

Total sales proceeds	43,184	52,966	59,107	14,500	—	169,757
Total cost of sales	(14,256)	(42,689)	(28,862)	(11,154)	(601)	(97,562)

Total gain (loss) on property sales	$28,928	$10,277	$30,245	$3,346	$(601)	$72,195

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discountinued operations. See Note 13 to the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 7 to the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 for reconciliations to Statement of Operations format.

Year Ended December 31, 2001

	Asset Management	Suburban		Urban	Corporate	Total(1)
		Commercial	Residential
	(In thousands)
Building/Home Sales
Sales Proceeds	$37,898	$40,697	$9,621	$—	$—	$88,216
Cost of Sales	(13,388)	(29,846)	(8,078)	—	—	(51,312)

Gain	24,510	10,851	1,543	—	—	36,904

Land/Lot Sales
Sales Proceeds	—	34,989	38,886	49,793	—	123,668
Cost of Sales	—	(21,050)	(22,297)	(37,337)	—	(80,684)

Gain	—	13,939	16,589	12,456	—	42,984

Ground Lease and Other sales
Sales Proceeds	33,920	—	—	—	—	33,920
Cost of Sales	(17,356)	—	173	—	(519)	(17,702)

Gain (loss)	16,564	—	173	—	(519)	16,218

Total sales proceeds	71,818	75,686	48,507	49,793	—	245,804
Total cost of sales	(30,744)	(50,896)	(30,202)	(37,337)	(519)	(149,698)

Total gain (loss) on property sales	$41,074	$24,790	$18,305	$12,456	$(519)	$96,106

Year Ended December 31, 2000

	Asset Management	Suburban		Urban	Corporate	Total(1)
		Commercial	Residential
	(In thousands)
Building/Home Sales
Sales Proceeds	$72,057	$33,741	$254,864	$—	$—	$360,662
Cost of Sales	(35,743)	(31,546)	(217,171)	—	—	(284,460)

Gain	36,314	2,195	37,693	—	—	76,202

Land/Lot Sales
Sales Proceeds	—	35,210	37,958	—	—	73,168
Cost of Sales	—	(20,869)	(21,759)	—	—	(42,628)

Gain	—	14,341	16,199	—	—	30,540

Ground Lease and Other Sales
Sales Proceeds	17,266	—	—	—	—	17,266
Cost of Sales	(10,667)	—	—	—	—	(10,667)

Gain	6,599	—	—	—	—	6,599

Total sales proceeds	89,323	68,951	292,822	—	—	451,096
Total cost of sales	(46,410)	(52,415)	(238,930)	—	—	(337,755)

Total gain on property sales	$42,913	$16,536	$53,892	$—	$—	$113,341

(1)	As discussed in “—New Accounting Standards” of this MD&A, these amounts do not consider the effect of discontinued operations. See Note 13 to the consolidated financial statements accompanying Catellus’ Form 10-K for the period ended December 31, 2002 and Note 7 to the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 for reconciliations to Statement of Operations format.

Variance Year Ended December 31, 2002 vs. Year Ended December 31, 2001

	Asset Management	Suburban		Urban	Corporate	Total
		Commercial	Residential
	(In thousands)
Building/Home Sales
Sales Proceeds	$(3,687)	$(40,697)	$(9,621)	$—	$—	$(54,005)
Cost of Sales	854	29,846	8,078	—	—	38,778

Gain	(2,833)	(10,851)	(1,543)	—	—	(15,227)

Land/Lot Sales
Sales Proceeds	—	17,574	18,168	(35,293)	—	449
Cost of Sales	—	(21,882)	(5,816)	26,183	—	(1,515)

Gain	—	(4,308)	12,352	(9,110)	—	(1,066)

Ground Lease and Other Sales
Sales Proceeds	(24,947)	403	2,053	—	—	(22,491)
Cost of Sales	15,634	243	(922)	—	(82)	14,873

Gain (loss)	(9,313)	646	1,131	—	(82)	(7,618)

Total sales proceeds	(28,634)	(22,720)	10,600	(35,293)	—	(76,047)
Total cost of sales	16,488	8,207	1,340	26,183	(82)	52,316

Total gain (loss) on property sales	$(12,146)	$(14,513)	$11,940	$(9,110)	$(82)	$(23,911)

Variance Year Ended December 31, 2001 vs. Year Ended December 31, 2000

	Asset Management	Suburban		Urban	Corporate	Total
		Commercial	Residential
	(In thousands)
Building/Home Sales
Sales Proceeds	$(34,159)	$6,956	$(245,243)	$—	$—	$(272,446)
Cost of Sales	22,355	1,700	209,093	—	—	233,148

Gain	(11,804)	8,656	(36,150)	—	—	(39,298)

Land/Lot Sales
Sales Proceeds	—	(221)	928	49,793	—	50,500
Cost of Sales	—	(181)	(538)	(37,337)	—	(38,056)

Gain	—	(402)	390	12,456	—	12,444

Ground Lease and Other Sales
Sales Proceeds	16,654	—	—	—	—	16,654
Cost of Sales	(6,689)	—	173	—	(519)	(7,035)

Gain	9,965	—	173	—	(519)	9,619

Total sales proceeds	(17,505)	6,735	(244,315)	49,793	—	(205,292)
Total cost of sales	15,666	1,519	208,728	(37,337)	(519)	188,057

Total gain (loss) on property sales	$(1,839)	$8,254	$(35,587)	$12,456	$(519)	$(17,235)

During 2002, we sold six operating properties totaling 769,000 square feet of building space, closed on the sale of improved land capable of supporting 3.8 million square feet of commercial development, and sold 1,038.7 acres of ground leases. During 2001, we sold seven existing operating properties and four newly completed commercial buildings totaling 1.1 million square feet, sold improved land capable of supporting 6.8 million square feet of commercial development, sold 1,108.2 acres of ground leases, and sold 5.1 acres of Urban land. During 2000, we sold eleven existing operating properties and three newly completed commercial buildings totaling 2.1 million square feet, closed on the sale of improved land capable of supporting 8.5 million square feet of commercial development, and sold 1,035 acres of ground leases (see “—Variability in Results”).

For the year ended December 31, 2002, we also closed on the sales of 456 residential lots, as compared to 396 residential lots and 55 homes during the same period in 2001. For the year ended December 31, 2000, the gain from Suburban-Residential segment included $13.4 million from the sale of our home-building assets to a limited liability company formed in 2000 managed by Brookfield Homes of California, Inc. (“BHC, LLC”), $10.2 million from the closing of an 80-lot site in San Francisco, and $30.3 million resulting primarily from the closings of 512 lots and 347 homes (see “—Variability in Results”).

In addition, the gain for 2002 and 2001 from Suburban-Residential segment included $2.1 million and $1.1 million, respectively, of our portion of profit participation related to certain properties that were sold in the prior year (see “—Variability in Results”).

Equity in Earnings of Development Joint Ventures, Net

Our equity in earnings of development joint ventures, net is generated from our Suburban Residential investments. The tables below summarize our share of the activities of joint ventures for the three months ended March 31, 2003 and 2002. The decrease for the three months ended March 31, 2003, as compared to the same period in 2002, in our share of gain from sales is primarily because of lower sales volumes from Parkway, partially offset by higher sales margins from Serrano and Talega; and higher sales volume at Talega Village. During the three months ended March 31, 2003, $3.6 million of deferred revenue was recognized as compared to $1.7 million of deferred revenue recognized during the three months ended March 31, 2002 (see “—Variability in Results”).

	Three Months ended March 31, 2003				Three Months ended March 31, 2002
Projects	Lots/Homes Sold	Sales	Cost of Sales	Gain (loss)	Lots/Homes Sold	Sales	Cost of Sales	Gain
	(In thousands)
Talega Village	42	$23,051	$(21,605)	$1,446	11	$6,259	$(6,085)	$174
Serrano	7	8,848	(8,016)	832	149	9,081	(8,313)	768
Talega	259	34,525	(32,791)	1,734	442	24,974	(24,058)	916
Parkway	—	2,214	(2,372)	(158)	455	30,178	(24,589)	5,589

Total	308	$68,638	$(64,784)	$3,854	1,057	$70,492	$(63,045)	$7,447

The tables below summarize our share of the activities of joint ventures for the years ended December 31, 2002, 2001, and 2000. The increase in 2002, as compared to 2001, in our gain from sales is primarily because of an increase in sales volume, partially offset by the sale of our investment interest in Brookfield joint venture during 2001. The decrease in 2001 as compared to 2000, in our gain from sales is primarily because of lower sales volumes from Serrano and Talega, partially offset by gain from new joint ventures Parkway and Talega Village (see “—Variability in Results”). As we have not entered into any significant new joint ventures in 2002, nor are many new investments anticipated, the Equity in Earnings of Development Joint Ventures, net will likely decline beyond 2003.

	Year ended December 31, 2002				Year Ended December 31, 2001				Year ended December 31, 2000
Projects	Lots/ Homes Sold	Sales	Cost of Sales	Gain (Loss)	Lots/ Homes Sold	Sales	Cost of Sales	Gain (Loss)	Lots/ Homes Sold	Sales	Cost of Sales	Gain (Loss)
Brookfield	—	$—	$—	$—	524	$77,013	$(62,611)	$14,402	306	$130,383	$(120,253)	$10,130
Talega Village	118	64,973	(60,538)	4,435	100	51,359	(48,566)	2,793	—	—	—	—
Serrano	940	73,852	(66,955)	6,897	53	35,915	(34,389)	1,526	874	87,297	(74,969)	12,328
Talega	772	78,143	(73,111)	5,032	109	34,855	(30,945)	3,910	867	98,843	(93,534)	5,309
Parkway	822	61,259	(48,391)	12,868	190	16,260	(12,922)	3,338	—	—	—	—
Other	—	—	—	—	—	9	—	9	—	13	—	13

Total	2,652	$278,227	$(248,995)	$29,232	976	$215,411	$(189,433)	$25,978	2,047	$316,536	$(288,756)	$27,780

Management and Development Fees

Management and development fees primarily consist of fees earned related to development and construction management services provided to third parties as well as our joint venture projects. The increase of $1 million for the three months ended March 31, 2003, was primarily because of increased development management activities related to a joint venture development at the Mission Bay project of $0.9 million; increased management fees related to two build-to-suit construction management contracts of $0.5 million; but partially offset by a decrease in development fees related to a construction management contract with a ground lease lessee of $0.5 million.

The increase in 2002 was primarily because of new fees included in 2002 from development management activities commenced in September 30, 2001, related to a new joint venture development at the Mission Bay project of $2.6 million, management fees related to two build-to-suit construction management contracts of $1.4 million, construction management fees related to investments in three unconsolidated joint ventures in Colorado of $1 million, and management fees from a joint venture project of $0.7 million. The decrease in management fees of $9.5 million in 2001, as compared to 2000, was primarily due to the expiration of the contract to manage and sell the non-railroad real estate assets of a major railroad company, partially offset by an increase in development and management fees related to a construction management contract with a ground lease lessee.

Selling, General and Administrative Expenses

To better understand the results of Catellus operations and provide a meaningful commentary on the matters which impact Catellus’ business, Catellus has separated these expenses into two categories. Expenses incurred related to Catellus’ property sales and fee services business are reflected as selling, general and administrative expenses, while the general and administrative expenses related to corporate management activities are reflected as corporate administrative costs. Selling, general and administrative expenses decreased $2.4 million for the three months ended March 31, 2003, primarily due to one-time employee-related expenses related to reduction of staff from the Suburban Residential segment; and marketing expenses.

Selling, general and administrative expenses decreased $0.6 million in 2002 primarily due to employee-related expenses and legal expenses. Selling, general and administrative expenses decreased $19.2 million in 2001 primarily due to the decreased number of employees related to the sale of our home-building assets to BHC, LLC, in 2000.

Other

“Other” consists primarily of interest income, lease termination, expense of previously capitalized costs, and other miscellaneous expenses. For the three months ended March 31, 2003, Other included interest income of $1.7 million, which is $0.8 million lower than that of the same period in 2002, because of lower short-term investments, lower interest rates, and lower notes receivable; also included in the three months ended March 31, 2003, is $1.1 million in lease termination fees. For the three months ended March 31, 2002, Other included interest income of $2.5 million and $7.3 million in lease termination fees.

For the year ended December 31, 2002, “Other” included interest income of $9.4 million, which is $1 million lower than 2001, because of lower short-term investments and lower interest rates; also included in 2002, were $8.3 million in lease termination fees. For the year ended December 31, 2001, “Other” included interest income of $10.4 million, which is $3.8 million higher than that of the same periods in 2000, because of higher short-term investments and higher interest rates; also included in 2001, were $3.4 million in lease termination fees, the expense of certain predevelopment costs previously capitalized of $2.5 million, and expenses related to costs overruns on a fixed price construction contract of $5.1 million. For the year ended December 31, 2000, “Other” included $11.8 million of expenses related to costs overruns on a fixed price construction contract and $2 million from a note receivable write-off; also included in 2000 was $6.6 million of interest income from short-term investments.

Interest

Following is a summary of interest:

	Three Months Ended March 31,
	2003	2002	Difference
	(In thousands)
Total interest incurred	$21,939	$20,149	$1,790
Interest capitalized	(5,118)	(7,347)	2,229

Interest expensed	16,821	12,802	4,019
Less discontinued operations	(14)	(231)	217

Interest expense for continuing operations	$16,807	$12,571	$4,236

Interest incurred increased $1.8 million for the three months ended March 31, 2003, primarily because of higher average debt balances as a result of additional debt placed on the newly completed operating rental properties. The decrease in capitalized interest was because of a decrease in development activities.

	Year Ended December 31,			Difference	Difference
	2002	2001	2000	2002/2001	2001/2000
	(In thousands)
Total interest incurred	$85,156	$83,623	$69,620	$1,533	$14,003
Interest capitalized	(24,380)	(25,478)	(18,656)	1,098	(6,822)

Interest expensed	60,776	58,145	50,964	2,631	7,181
Less discontinued operations	(588)	(1,392)	(989)	804	(403)

Interest expense for continuing operations	$60,188	$56,753	$49,975	$3,435	$6,778

Interest incurred increased $1.5 million and $14 million for the years ended December 31, 2002 and 2001, respectively, primarily because of higher average debt balance as a result of additional debt placed on the newly completed operating rental properties. The changes in capitalized interest in 2002 and 2001, were because of changes in development activities.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense of $3.1 million in the three months ended March 31, 2003, is primarily attributable to the new buildings added to the portfolio. From April 2002 to March 2003, we added 5.5 million net square feet of building space to our portfolio. The added buildings resulted in incremental depreciation expense of $2.9 million for the three months ended March 31, 2003.

The increases in depreciation and amortization expense of $11 million and $6 million in 2002 and 2001, respectively, are primarily attributable to the new buildings added to the portfolio. In 2002 and 2001, we added 6.1 million net square feet and 2.1 million net square feet of building space, respectively, to our portfolio. The added buildings resulted in incremental depreciation expense of $8.1 million and $4.1 million in 2002 and 2001, respectively. In addition, in 2002 we recorded a charge of $2.1 million related to assets placed in service in prior periods but not depreciated.

Corporate Administrative Costs

Corporate administrative costs consist primarily of general and administrative expenses related to corporate management activities. General and administrative expenses increased by $0.3 million in the three months ended March 31, 2003, primarily because of increases in employee related expenses.

General and administrative expenses decreased by $1.6 million in 2002 but increased $3.6 million in 2001. The decrease in 2002 was primarily because of decreases in employee related expenses and marketing expenses. The increase in 2001 was primarily because of increases in employee related expenses.

Gain on Non-Strategic Asset Sales

Gain on sales of non-strategic assets increased $6.1 million in the three months ended March 31, 2003, primarily because of higher sales of remaining desert property in the three months ended March 31, 2003; however, because the non-strategic asset inventory is depleting, we expect future gains on non-strategic asset sales to decrease over time (see Variability in Results section).

Gain on sales of non-strategic assets increased $3.4 million in 2002 but decreased $42.4 million in 2001, primarily because of higher sales of remaining desert property in 2002. The decrease in 2001 was primarily because of a significant sale of desert land that was ultimately transferred to the federal government in 2000. We estimate the gain on non-strategic asset sales in 2003 to increase slightly over that of 2002; however, because the non-strategic asset inventory is depleting, we expect future gain on non-strategic asset sales to decrease over time (see “—Variability in Results”).

Real Estate Investment Trust transition costs

On March 3, 2003, we announced that our Board of Directors has authorized us to restructure our business operations in order to qualify as a REIT, effective January 1, 2004, and we expected to incur conversion and related restructure costs. As of March 31, 2003, we had incurred REIT transition costs of $1.6 million.

Other

“Other” consists primarily of interest income, consulting fees, legal reserve, and other miscellaneous expenses. For the three months ended March 31, 2003 and 2002, “Other” remained relatively flat. For the year ended December 31, 2002, “Other” included interest income of $0.4 million, which is $12.8 million lower than that of the same periods in 2001 because of lower short-term investments as well as lower interest rates; “Other” also included a reduction in legal reserve of $0.9 million in 2002. For the year ended December 31, 2001, “Other” included interest income of $13.2 million, which is $8.6 million higher than that of the same periods in 2000 because of higher short-term investments as well as higher interest rates.

Minority Interests

In 1999, we formed a subsidiary REIT for financing purposes and sold 10% of this subsidiary’s stock to minority investors. This subsidiary is consolidated for financial reporting purposes. Subsequently to December 31, 2002, the subsidiary REIT acquired the 10% interest of the minority investors, and accordingly the subsidiary REIT became a wholly owned subsidiary.

Income taxes

Currently, our projected 2003 annual current tax rate is 43.05% and deferred tax rate is (6.28)% as compared to the actual tax rates of 14.35% and 25.87%, respectively, in 2002. Current tax rates increased in the first quarter of 2003, compared to the first quarter of 2002, primarily due to a reduction in the amount of tax-deferred exchange sale transactions, higher income from a subsidiary and an increase in the amount of income recognized from completed contract projects in 2003. The overall tax rate has decreased due to the utilization of carryover charitable contributions of property that had fair market value in excess of book value.

Income taxes decreased $3.5 million and $9.3 million in 2002 and 2001, respectively. These changes are the results of property donations at fair market value in 2002, changes in pre-tax income primarily attributed to rental income, gains from property sales, and gains on non-strategic asset sales in 2001. Property donation at fair value reflects property conveyances that qualify as charitable contributions for tax purposes. The difference between the fair value and book basis of the properties conveyed represents a tax deduction that results in a permanent reduction in income tax. The effect of deducting the excess of fair value of property over the book basis was a reduction in the effective tax rate of approximately 2% for the year ended December 31, 2002.

	Year Ended December 31,			Difference		Difference
	2002	2001	2000	2002/2001		2001/2000
	(In thousands)
Income before income taxes and discontinued operations	$162,962	$162,320	$186,102	$642		$(23,782)

Income taxes:
Current taxes	$32,417	$16,300	$12,539	$16,117		$3,761
Deferred taxes	29,889	49,499	62,556	(19,610)		(13,057)

Income tax expense	$62,306	$65,799	$75,095	$(3,493)		$(9,296)

Total tax:
Current tax rate	19.9%	10.0%	6.7%	9.9%		3.3%
Deferred tax rate	18.3%	30.5%	33.6%	(12.2%	)	(3.1% )

Tax rate	38.2%	40.5%	40.3%	(2.3%	)	0.2%

Current tax rates increased in 2002, as compared to 2001, primarily due to fewer tax-deferred property exchanges, a decrease in the amount of stock options exercised and lower interest rates. Current tax rates increased in 2001, as compared to 2000, primarily due to fewer tax-deferred property exchanges and fewer tax credits in 2001. Gains from tax-deferred exchange property sales are recognized for financial reporting purposes but the associated tax liability is not incurred for tax purposes until the replacement property is sold. All of our net operating loss carry forwards have been used. We estimate current tax rates to be above 2002 levels; however, we anticipate that the overall tax rate in 2003 will be lower than the overall tax rate in 2002.

Accordingly, deferred taxes decreased in 2002, as compared to 2001, and in 2001, as compared to 2000, primarily due to decreases in the number of tax-deferred property exchanges. The decrease in 2002 also reflects fewer stock options exercised in 2002 compared to 2001.

The calculation of current taxes due involves the use of many estimates that are not finalized and adjusted until our final tax returns are filed, usually in September of the following year. Consequently, actual taxes paid in regard to any given year will differ from the amounts shown above; however, the differences have historically not been material, and are not expected to be material in the future.

Variability in Results

Although our rental properties provide relatively stable operating results, our earnings from period to period will be affected by the nature and timing of acquisitions and sales of property. Many of our projects require a lengthy process to complete the development cycle before they are sold. Also, sales of assets are difficult to predict given fluctuating economic conditions and are generally subject to lengthy negotiations and contingencies that need to be resolved before closing. These factors may tend to “bunch” income in particular periods rather than producing a more even pattern throughout the year or from year to year. In addition, gross margins may vary significantly as the mix of property varies. The cost basis of the properties sold varies because (i) properties have been owned for varying periods of time; (ii) properties are owned in various geographical locations; and (iii) development projects have varying infrastructure costs and build-out periods.

Liquidity and Capital Resources

Off-balance sheet arrangements, contractual obligations, and commitments

We have the following off-balance sheet arrangements, contractual obligations, and commitments, which are disclosed in various sections of the condensed consolidated financial statements, and accompanying notes in Catellus’ Form 10-Q for the three months ended March 31, 2003, and elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations. They exist in the following areas:

•	Unconsolidated real estate joint ventures:

- Capital contribution requirements

- Debt and debt service guarantees

•	Surety bonds and standby letters of credit

•	Executed contracts for construction and development activity

Unconsolidated real estate joint ventures—capital contribution requirements

We have investments in thirteen unconsolidated real estate joint ventures. Four of the joint ventures are involved in the operation of rental real estate properties, and the remaining nine are involved in real estate development for investment or sale. We use the equity method of accounting for all of our investments in unconsolidated joint ventures.

We are required to make additional capital contributions to an unconsolidated joint venture should additional capital contributions be necessary to fund excess costs. The joint venture requires capital contributions if actual development costs exceed the approved project development budget. The development budget is approximately $252.5 million and will be funded as follows: $165 million from a construction loan, which was closed in September 2002, $62.5 million from our partners, and the remaining $25 million from us. As of March 31, 2003, we had contributed $23.7 million of the $25 million, and we do not expect to fund any additional capital contributions beyond the $25 million.

We are also required to make additional capital contributions to another three of our unconsolidated joint ventures should additional capital contributions be necessary to fund excess costs. Based upon the joint venture agreements, we are required to fund up to an aggregate maximum contribution of $72 million, of which we have cumulatively contributed $56.3 million, including $44.1 million as initial contribution as of March 31, 2003. As of March 31, 2003, we do not expect to fund any additional capital contributions beyond our maximum capital commitments.

We agreed with another unconsolidated joint venture to make additional contributions should there be insufficient funds to meet its current or projected financial requirements. As of March 31, 2003, we have cumulatively contributed $48 million to this unconsolidated joint venture, including $30.7 million of initial contribution. As of March 31, 2003, we are not required to make any additional contributions.

These contributed amounts are reflected as investment in development joint ventures in Note 6 of the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003.

We have also agreed with another of our unconsolidated joint ventures to fund up to $5.7 million for certain construction costs, if necessary. As of March 31, 2003, no additional funding is required.

Unconsolidated real estate joint ventures—debt and debt service guarantees

We have made certain debt service guarantees for five of our unconsolidated joint ventures. At March 31, 2003, based on the joint ventures’ outstanding debt balance, these debt service guarantees totaled $46.2 million. Of the total guarantees, $8.5 million relates to two unconsolidated residential development joint ventures, $22.8 million relates to two unconsolidated commercial development joint ventures, and the remaining $14.9 million relates to an unconsolidated urban development joint venture. These debt service guarantees are typical business arrangements commonly required of developers in real estate development. Examples of events that would require us to provide a cash payment pursuant to a guarantee include a loan default, which would result from failure of the primary borrower to service the debt when due, or non-compliance of the primary borrower with financial covenants and inadequacy of asset collateral. Our guarantee exposure is generally limited to situations in which the value of the collateral is not sufficient to satisfy the outstanding indebtedness. At March 31, 2003, we have not been required to satisfy any amounts pursuant to these debt and debt service guarantees.

Surety bonds, standby letters of credit and commitments

As of March 31, 2003, we have $292.4 million in surety bonds, outstanding standby letters of credit in favor of local municipalities or financial institutions, and commitments to guarantee leases, the construction of real property improvements or financial obligations. Surety bonds are commonly required by public agencies from developers in real estate development. Surety bonds and commitments are to guarantee the construction of public improvements and infrastructure such as sewers, streets, traffic signals, grading, and wildlife preservations in connection with our various development projects. The surety bonds and standby letters of credit are renewable and expire upon completion of the required improvements. Standby letters of credit are a form of credit enhancement commonly required in real estate development when bonds are issued to finance public improvements.

Executed contracts for construction and development activity

At March 31, 2003, we have open construction and development contracts with vendors totaling $218.1 million related to our various projects, as compared to $224.6 million at December 31, 2002.

The following table summarizes our outstanding contractual obligations as of March 31, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Obligations	Total		Due within 2003	Due in 2004-2006	Due in 2007-2008		Due Thereafter
	(In thousands)
Mortgage and Other Debt	$1,498,321		$140,977	$396,786	$381,923		$578,635
Operating Leases	6,394		1,900	4,254	30	(2)	210
Contracts	218,137	(1)	173,671	26,095	12,479		5,892

Total Contractual Obligations	$1,722,852		$316,548	$427,135	$394,432		$584,737

(1)	A portion of these obligations is expected to be reimbursed by third parties, including bond proceeds.
(2)	Operating leases are expected to continue.

The following table summarizes our outstanding commitments as of March 31, 2003, and the effect such commitments may have on liquidity and cash flow in future periods:

	Total Amounts Committed		Amount of Commitment Expiration Per Period
Commitments			Expire within 2003	Expire in 2004-2006	Expire in 2007-2008	Expire Thereafter
	(In thousands)
Surety Bonds, Standby Letters of Credits and Commitments	$292,370	(1)	$199,392	$91,989	$989	$—
Debt Guarantees of Unconsolidated JVs	46,204		—	46,204	—	—

Total Commitments	$338,574		$199,392	$138,193	$989	$—

(1)	Includes approximately $41.8 million of commitments that have no specific expiration dates, which we have assumed to expire within one year for purposes of this table. The amount committed decreased from December 31, 2002 due to our requirements, in the underlying agreement that required surety bonds, were completed and released during the three months ended March 31, 2003.

Note: The above tables do not include certain obligations made in the ordinary course of business (receivables, payables, etc.)

Cash flows from operating activities

Cash provided by operating activities reflected in the statement of cash flows for the three months ended March 31, 2003 and 2002, was $31.2 million and $65.8 million, respectively. The decrease of $34.6 million was primarily attributable to the following: (1) a decrease of $22.5 million in operating distributions from our joint ventures; (2) a decrease of $18.5 million in cash received from sales proceeds of operating properties; and (3) a decrease of $4.9 million from higher income tax paid during the three months ended March 31, 2003, partially offset by (4) an increase of $12.5 million in net payments received for our notes receivable and (5) an increase of $2.8 million due to lower capital expenditures incurred on our development property. The remaining decrease of $4 million was primarily due to the timing of receipts and payments from our ordinary course of business (accounts receivable, accounts payable, etc.).

Cash provided by operating activities reflected in the statement of cash flows for the years ended December 31, 2002, 2001, and 2000, was $187.1 million, $341.8 million, and $296.0 million, respectively.

The decrease of $154.7 million in 2002 was primarily attributable to the following: (1) a decrease due to the receipt of a $104.8 million prepayment of rent associated with a 34-year ground lease in 2001; (2) a decrease of

$37.2 million resulting from payments made in 2002 for accrued construction costs; (3) $26.4 million due to an increase in prepayments for various expenses; (4) a decrease of $24.3 million due to higher income taxes paid in 2002; and (5) a decrease of $22.5 million in cash received from sales proceeds, partially offset by (6) an increase of $42.4 million from operating distributions, primarily from four of our unconsolidated residential joint ventures due to more lots sold; (7) $37 million due to an increase in payments received for our notes receivable; and (8) $25.4 million due to lower capital expenditures on our development property. The remaining decrease of $44.3 million was primarily due to the timing of receipts and payments from our ordinary course of business (accounts receivable, accounts payable, etc).

The increase of $45.8 million in 2001 was primarily attributable to the following: (1) the receipt of $106.8 million prepayment of rent, of which approximately $104.8 million was associated with a 34-year ground lease; (2) an increase of $84.5 million due to lower capital expenditures on our development property; (3) an increase of $17.1 million due to higher distributions from our joint ventures, primarily from our unconsolidated residential joint ventures in which more homes were sold; (4) an increase of $12.6 million due to lower income taxes paid in 2001 as compared to 2000; and (5) an increase of $9.4 million due to an increase in payments received for our notes receivable, partially offset by (6) a decrease of $223.2 million in cash received from sales proceeds. The remaining increase of $38.6 million was primarily due to the timing of receipts and payments from our ordinary course of business (accounts receivable, accounts payable, etc.).

Cash flows from investing activities

Net cash used in investing activities reflected in the statement of cash flows for the three months ended March 31, 2003 and 2002, was $95.9 million and $96.3 million, respectively. The decrease in use of $0.4 million was attributed to the following: (1) a decrease of $34.7 million in capital expenditures for investment properties; (2) a decrease of $15.1 million due to higher net proceeds from sale of investment properties; (3) a decrease of $8.6 million due to higher distributions received from our joint ventures; (4) a decrease of $5.6 million in reimbursable predevelopment and infrastructure costs primarily incurred at Mission Bay and Pacific Commons; and (5) a decrease of $0.5 million in capital contributions made to our unconsolidated joint ventures partially offset by (6) an increase of $60.7 million resulting from the acquisition of the 10% minority interest owned by other investors in a consolidated subsidiary in January 2003 and (7) an increase of $3.4 million in cash used for restricted cash and investments as of March 31, 2003.

Net cash used in investing activities reflected in the statement of cash flows for the years ended December 31, 2002, 2001, and 2000, was $333.3 million, $267.6 million, and $224.2 million, respectively.

The increase in use of $65.7 million in 2002 was attributed to the following: (1) $66.9 million in increased short-term investments and restricted cash at December 31, 2002; (2) $38.3 million due to higher reimbursable predevelopment and infrastructure costs incurred in 2002; (3) $20.7 million due to lower proceeds from the sale of investment properties; (4) $15.3 million due to higher capital contributions made to our unconsolidated joint ventures in 2002; and (5) $7 million due to higher costs incurred for tenant improvements partially offset by (6) $55.3 million due to lower property acquisitions and (7) $27.2 million due to lower capital expenditures for investment properties in 2002.

The increase in use of $43.4 million between 2001 and 2000 was attributed to the following: (1) $44.3 million due to higher property acquisitions; (2) $28.4 million due to higher capital expenditures for investment properties; (3) $16.8 million due to lower proceeds from the sale of investment properties; (4) $15.6 million of distributions in 2000 from the refinancing of one of our joint ventures; (5) $2.9 million due to higher reimbursable predevelopment and infrastructure costs incurred; and (6) $2 million due to the contributions made in 2001 to our joint ventures offset by (7) $63.8 million in reduced short-term investments and restricted cash and (8) $2.8 million due to lower tenant improvements.

Capital Expenditures

Capital expenditures reflected in the statement of cash flows include the following:

	Three Months Ended March 31,
	2003	2002
	(In thousands)
Capital Expenditures from Operating Activities(1)
Capital expenditures for development properties	$9,125	$5,985
Predevelopment	550	1,345
Infrastructure and other	3,963	2,748
Residential property acquisitions	—	7,005
Capitalized interest and property tax	903	241

Total capital expenditures in operating activities	14,541	17,324

Capital Expenditures from Investing Activities(2)
Construction	25,187	48,894
Asset management building improvements	2,645	65
Predevelopment	587	340
Infrastructure and other	2,655	12,715
Commercial property acquisitions(3)	74,401	15,420
Other property acquisitions	232	132
Tenant improvements	2,600	349
Capitalized interest and property tax	3,819	8,189

Capital expenditures for investment properties	112,126	86,104
Contribution to joint ventures	4,523	5,005

Total capital expenditures in investing activities	116,649	91,109

Total capital expenditures(4)	$131,190	$108,433

(1)	This category primarily includes capital expenditures for properties we intend to build and sell.

(2)	This category primarily includes capital expenditures for properties we intend to hold for our own account.

(3)	In January 2003, we acquired the 10% minority interest owned by other investors in a subsidiary for cash of $60.7 million. The acquisition was accounted for based on the purchase method of accounting.

(4)	Total capital expenditures include capitalized general and administrative expenses of $2.9 million and $4.2 million for the three months ended March 31, 2003 and 2002, respectively.

Capital expenditures for development properties—This item relates to the development of commercial, urban, and residential for-sale development properties. The increase is primarily because of the increase in commercial development activities for properties that we intend to build and sell.

Construction and asset management building improvements—This item relates primarily to development of new properties held for lease. This development activity is summarized below (in square feet):

	Three Months Ended March 31,
	2003	2002
	(In thousands)
Commercial Development
Wholly owned:
Under construction, beginning of period	3,022	6,143
Construction starts	1,200	252
Completed—retained in portfolio	(494)	(239)
Completed—design/build or sold	(145)	—

Subtotal under construction, end of period	3,583	6,156

Joint Venture Projects:
Under construction, beginning of period	305	—
Construction starts	—	—

Subtotal under construction, end of period	305	—

Total commercial development construction, end of period	3,888	6,156

Urban Development
Wholly owned:
Under construction, beginning of period	78	361
Construction starts	—	—

Subtotal under construction, end of period(1)	78	361

Joint Venture Projects:
Under construction, beginning of period	695	695
Construction starts	—	—

Subtotal under construction, end of period	695	695

Total urban development construction, end of period	773	1,056

Total under construction, end of period	4,661	7,212

(1)	Includes approximately 45,000 square feet of residential units which we intend to sell; excludes approximately 280,000 square feet of commercial space on which construction was started but stopped during 2001.

Predevelopment—For the three months ended March 31, 2003, this item relates to amounts incurred for our commercial, urban, and residential development projects, primarily the Mission Bay project in San Francisco, California, the APL Logistics project in Atlanta, Georgia, the Santa Fe Depot project in San Diego, California, the Alameda project in Alameda, California, and the Rob Mueller Airport project in Austin, Texas. The decrease primarily resulted from the decrease in development activity in our residential segment.

Infrastructure and other—For the three months ended March 31, 2003, this item primarily represents infrastructure costs incurred in connection with our commercial, urban, and residential projects. Infrastructure costs relate primarily to the projects at Hercules, California, Commerce City, Colorado, San Diego, California, and Mission Bay, San Francisco, California. The decrease was primarily attributable to the fact that most of the construction activities in our commercial segment commenced in March 2003.

Operating property acquisitions—For the three months ended March 31, 2003, we did not invest in any operating property acquisitions. For the three months ended March 31, 2002, we invested approximately $7.0 million for the acquisition of land capable of supporting an estimated 2,149 residential units.

Investing property acquisitions—For the three months ended March 31, 2003, we invested approximately $74.6 million in investing property acquisitions: of which $13.6 million for the acquisition of commercial land, which added 6.7 million square feet of potential development and $61 million primarily for the acquisition of the 10% minority interest owned by other investors in a consolidated subsidiary. For the three months ended March 31, 2002, we invested approximately $15.5 million in investing property acquisitions: of which $11.5 million for the acquisition of a commercial building, which added approximately 419,000 square feet to our income producing portfolio and $4 million for the acquisition of commercial land, which added 356,000 square feet of potential development.

Reimbursable construction costs—For the three months ended March 31, 2003, approximately $18.4 million of total predevelopment and infrastructure costs incurred on the behalf of various districts are reimbursable, pursuant to various bonds issued and other third parties. For the three months ended March 31, 2003, we received approximately $11.5 million in reimbursements, of which, $8.4 million was from bonds and $3.1 million was from various third parties. As of March 31, 2003, of the total $167.6 million of reimbursable costs incurred, approximately $72 million had been reimbursed, of which, approximately $62.9 million was from bonds and approximately $9.1 million was from third parties, and the remaining balance of $95.6 million was recorded as Other Assets in the condensed consolidated balance sheet accompanying Catellus’ Form 10-Q for the period ended March 31, 2003. Subsequent to March 31, 2003, we received an additional $14.4 million from bonds.

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Capital Expenditures from Operating Activities(1)
Capital expenditures for development properties	$21,693	$32,246	$46,356
Predevelopment	4,641	1,047	98
Infrastructure and other	22,814	31,135	86,864
Residential property acquisitions	7,139	—	26,464
Capitalized interest and property tax	668	1,849	7,738

Capital expenditures in cash flows for operating activities	56,955	66,277	167,520
Other property acquisitions	738	16,785	—
Seller-financed acquisitions	—	10,000	—

Total capital expenditures in operating activities	57,693	93,062	167,520

Capital Expenditures from Investing Activities(2)
Construction and building improvements	148,508	156,566	149,895
Predevelopment	16,149	6,326	21,698
Infrastructure and other	25,635	62,591	37,657
Other property acquisitions	9,649	1,788	2,748
Capitalized interest and property tax	27,592	27,536	14,426

Capital expenditures for investment properties	227,533	254,807	226,424
Commercial property acquisitions	24,449	79,782	35,471
Tenant improvements	9,945	2,893	5,767
Reimbursable construction costs	54,426	16,097	13,156
Contribution to joint ventures	17,365	2,035	—

Capital expenditures in cash flows for investing activities	333,718	355,614	280,818
Seller-financed acquisitions	—	—	1,702

Total capital expenditures in investing activities	333,718	355,614	282,520

Total capital expenditures(3)	$391,411	$448,676	$450,040

(1)	This category primarily includes capital expenditures for properties we intend to build and sell.

(2)	This category primarily includes capital expenditures for properties we intend to hold for our own account.

(3)	Total capital expenditures include capitalized general and administrative expenses of $14.7 million, $21.6 million, and $17.2 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Capital expenditures for development properties—This item relates to the development of residential, urban, and commercial for-sale development properties. The decrease in 2002 and 2001 was primarily because of the decrease in commercial and urban development activities for properties that we intend to build and sell.

Construction and building improvements—This item relates primarily to development of new properties held for lease. This development activity is summarized below (in square feet):

	Year Ended December 31,
	2002	2001
	(In thousands)
Commercial Development
Wholly owned:
Under construction, beginning of period	6,143	3,474
Construction starts	2,945	4,735
Completed—retained in portfolio	(6,066)	(1,465)
Completed—design/build or sold	—	(601)

Subtotal under construction, end of period	3,022	6,143

Joint Venture Projects:
Under construction, beginning of period	—	—
Construction starts	305	—

Subtotal under construction, end of period	305	—

Total commercial development under construction, end of period	3,327	6,143

Urban Development
Wholly owned:
Under construction, beginning of period	361	283
Construction starts	—	78
Completed-retained in portfolio	(283)	—

Subtotal under construction, end of period (1)	78	361

Joint Venture Projects:
Under construction, beginning of period	695	—
Construction starts	—	695

Subtotal under construction, end of period	695	695

Total urban development under construction, end of period	773	1,056

Total under construction, end of period	4,100	7,199

(1)	Includes approximately 45,000 square feet of residential units, which we intend to sell; excludes approximately 280,000 square feet of commercial space on which construction was started but stopped during 2001.

Predevelopment—This item relates to amounts incurred for our commercial, urban, and residential development projects, primarily the Mission Bay project in San Francisco, California, the Santa Fe Depot project in San Diego, California, the Vista Range residential project in Commerce City, Colorado, and the West Bluffs residential project in Playa Del Rey, California. The increase in 2002 primarily resulted from the activity for the projects in San Francisco, California; Commerce City, Colorado; and Playa Del Rey, California. For the years ended December 31, 2002, 2001, and 2000, approximately $2 million, $8.7 million, and $4.9 million, respectively, of predevelopment costs incurred at Mission Bay are reimbursable, as discussed in “Reimbursable construction costs” below.

Infrastructure and other—This item primarily represents infrastructure costs incurred in connection with our commercial, urban, and residential projects. Infrastructure costs relate primarily to the projects at San Diego, California; Woodridge, Illinois; Denver, Colorado; Ontario, California; Hercules, California; Fremont, California; and Mission Bay, San Francisco, California.

In 2002, approximately $54.2 million, $25.1 million, $1.2 million, and $14.5 million of infrastructure and other costs incurred at Mission Bay, Pacific Commons, Denver, and Ontario, respectively, are reimbursable, as discussed in “Reimbursable construction costs” below. In 2001, approximately $22 million, $4.4 million, and $0.5 million of infrastructure and other costs incurred at Mission Bay, Ontario, and Denver, respectively, are reimbursable. In 2000, approximately $7.3 million, $0.3 million, and $0.7 million of infrastructure and other costs incurred at Mission Bay, Ontario, and Denver, respectively, are reimbursable.

Operating property acquisitions—For the year ended December 31, 2002, we invested approximately $7.8 million in operating property acquisitions, of which, $7.1 million was for the acquisition of land capable of supporting an estimated 2,149 residential units and $0.7 million for land to be sold.

In 2001, we invested approximately $26.8 million in property and other acquisitions; $3.8 million for the acquisition of commercial land with the intent to sell and $23 million, including a $10 million seller-financed note, for the acquisition of an ownership interest in a joint venture in Folsom, California.

In 2000, we invested approximately $26.5 million for the acquisitions of residential development property in California, directly or through joint ventures; these acquisitions would support up to 479 homes/lots.

Investing property acquisitions—For the year ended December 31, 2002, we invested approximately $34.1 million in investing property acquisitions; $16.4 million for the acquisition of commercial buildings, which added approximately 488,000 square feet to our rental portfolio; $8 million for the acquisition of commercial land, which added 3 million square feet of potential development; and $9.7 million for the acquisition of furniture, fixtures, and equipment, primarily consisting of a corporate aircraft.

In 2001, we invested approximately $81.6 million in property and other acquisitions; $66.6 million for the acquisition of commercial buildings, which added approximately 1.2 million square feet to our rental portfolio; $13.2 million for the acquisition of commercial land, which added about 4.2 million square feet of potential development; and $1.7 million for the acquisition of furniture, fixtures, and equipment.

In 2000, we invested approximately $39.9 million in property acquisitions, including a $1.7 million seller-financed note, for the acquisition of commercial and mixed-used development land which added approximately 10.2 million square feet of potential development and $2.7 million for the acquisition of furniture, fixtures, and equipment.

Reimbursable construction costs—For the years ended December 31, 2002, 2001, and 2000, approximately $97 million, $35.6 million, and $13.2 million, respectively, of total predevelopment and infrastructure costs incurred are reimbursable, pursuant to various Community Facility District (“CFD”) bonds issued in 2002 and 2001, various assessment district bonds, and third parties.

During 2002, approximately $44.7 million was reimbursed, of which, approximately $42.8 million was from CFD bonds and approximately $1.9 million was from third parties. During 2001, approximately $17.4 million was reimbursed, of which, $13.3 million was from CFD bonds and $4.1 million was from third parties. During 2000, we did not receive any reimbursements for reimbursable costs incurred.

Subsequent to December 31, 2002, an additional $5.7 million was reimbursed, of which, approximately $1.7 million was from CFD bonds, approximately $2.6 million was from assessment district bonds, and approximately $1.4 million was from third parties.

Cash flows from financing activities

Net cash (used in) provided by financing activities reflected in the statement of cash flows for the three months ended March 31, 2003 and 2002, was ($8.7) million and $22.7 million, respectively. The decrease of $31.4 million in cash provided by financing activities in 2003 was attributed to the following: (1) a decrease of $28.1 million in net borrowings and (2) a decrease of $3.3 million in proceeds from the issuance of common stock primarily attributable to exercise of stock options.

Net cash provided by (used in) financing activities reflected in the statement of cash flows for the years ended December 31, 2002, 2001, and 2000, was $198.4 million, ($188.1) million, and $229.3 million, respectively.

The increase of $386.5 million in 2002 was attributed to the following: (1) an increase of $372.4 million due to no treasury stock purchases in 2002, as compared to $372.4 million expended for the purchase of 21,649,797 shares of our treasury stock under the share repurchase program during the same period in 2001; (2) an increase of $24.4 million primarily attributable to higher net borrowings; and (3) an increase of $0.6 million due to a decrease in distributions to minority partners offset by (4) a decrease of $10.9 million due to lower proceeds from the issuance of common stock primarily attributable to exercise of stock options.

The decrease of $417.4 million between 2001 and 2000 was primarily due to the following: (1) a decrease of $343.7 million due to $372.4 million expended for the purchase of 21,649,797 shares of our treasury stock in 2001 as compared to $28.7 million expended for the purchase of 1,997,300 shares in 2000 and (2) a decrease of $87.6 million due to lower net borrowings offset by (3) an increase of $11.9 million due to higher proceeds from the issuance of common stock attributable to exercise of stock options and (4) an increase of $2.0 million due to lower distributions to minority partners.

Capital commitments

As of March 31, 2003, we had outstanding standby letters of credit, surety bonds and commitments in the amount of $292.4 million to guarantee performance on real property improvements or financial obligations.

As of March 31, 2003, we had approximately $218.1 million in total contractual obligations for capital expenditures to vendors. These commitments are primarily contracts to construct commercial, residential, and urban development projects, predevelopment costs, and re-leasing costs.

As a partner in certain joint ventures, we have made certain debt guarantees totaling $46.2 million at March 31, 2003 (see Note 8 of the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003).

REIT-related Distribution and Quarterly Dividends—If the merger, which will effect the REIT conversion, is approved by stockholders, we intend to pay regular quarterly dividends and a one-time special E&P distribution. We anticipate that the special E&P distribution, the cash costs anticipated to occur as a result of the REIT conversion, and the regular quarterly dividends will be paid out of existing cash on hand and cash flow from operating activities going forward. See discussion under “—Dividend and Distribution Policy” and “—The Special E&P Distribution.”

Cash balances, available borrowings, and capital resources

As of March 31, 2003, we had total cash of $243.3 million, of which $41.8 million is restricted cash. In addition to the $243.3 million cash balance, we had $39.2 million in borrowing capacity under our commercial construction facilities, available upon satisfaction of certain conditions.

Our short-term and long-term liquidity and capital resources requirements will be provided primarily from four sources: (1) cash on hand, (2) ongoing income from our rental portfolio, (3) proceeds from sales of developed properties, land and non-strategic assets, and (4) additional debt. As noted above, existing construction loan facilities are available for meeting certain short-term liquidity requirements. Our ability to meet our mid- and long-term capital requirements is, in part, dependent upon the ability to obtain additional financing for new construction, completed buildings, acquisitions, and currently unencumbered properties. There is no assurance that we can obtain this financing or obtain this financing on favorable terms.

Stock Repurchases—From October 1999 through July 2001, our board of directors authorized five separate stock repurchase programs; each had a limit of $50 million. Share purchases under these programs were made on the open market. We purchased a total of 13,047,097 shares at a total cost of $218 million under these programs. The remaining $32 million authorized expired or was terminated.

In December 2001, we purchased 10.6 million shares of our common stock from the California Public Employees’ Retirement System (“CalPERS”) for $183.1 million in a privately negotiated transaction. An independent third party provided our board of directors with a written opinion confirming that the terms and conditions of this transaction were fair, from a financial point of view, to our stockholders other than CalPERS. Immediately prior to the transaction, CalPERS was the beneficial owner of 18.8 million shares, or approximately 19.3% of our issued and outstanding common stock. As a result of the transaction, CalPERS’ beneficial ownership was reduced to 8.2 million shares, or approximately 9.5% of our issued and outstanding common stock.

Debt covenants—Three of our credit agreements, totaling $135 million, contain corporate financial covenants including a minimum debt service coverage ratio of 1.6 to 1, a maximum leverage ratio of 60.0%, and a minimum tangible net worth of $452.8 million (subject to adjustment for stock buybacks), all terms as defined in those credit agreements. As of or for the period ending March 31, 2003, the actual results, were 1.98; 52.8%; and $571.7 million, respectively. Our partial guarantee of one of our joint venture’s construction loans of $165 million has the same debt service and tangible net worth covenants, but a different maximum leverage covenant definition. Under this definition our leverage ratio is 55.8% versus a covenant of 65% at a maximum. Our performance against these covenants is measured on a quarterly basis, with debt service coverage being measured on a four-quarter trailing basis. In the event we were to breach any of these covenants and were unable to negotiate satisfactory waivers or amendments, our lenders in these credit facilities could declare amounts outstanding due and payable.

Bonds

Bonds included in the condensed consolidated balance sheet accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 (in thousands except percentages):

Projects	Amount Issued	Interest Rate	Cost Incurred	Cost Reimbursed	Balance at 3/31/03
Traer Creek	$35,629	3.50%	$—	$—	$—
Stapleton	23,070	4.00%	3,168	2,799	369
Kaiser	15,842	5.34%	19,185	—	19,185
Westminster	8,619	6.42%	39	18	21
Rancho Cucamonga	6,707	6.14%	—	—	—
City of Industry	4,986	5.44%	—	—	—
Emeryville	4,813	7.16%	—	—	—
Various others	4,133	5.13-8.70%	—	—	—

Total	$103,799		$22,392	$2,817	$19,575

These bonds were issued by various districts and were recorded as part of “Mortgage and other debt” in the condensed consolidated balance sheet accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003 (see Note 5 of the condensed consolidated financial statements accompanying Catellus’ Form 10-Q for the period ended March 31, 2003 for details). Of the total reimbursable costs incurred, approximately $2.8 million was reimbursed during the three months ended March 31, 2003 and the remaining balance at March 31, 2003, was reflected as “Other Assets” in the condensed consolidated balance sheet accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003. Subsequent to March 31, 2003, we received $14.4 million for the cost incurred on the Kaiser project.

Bonds not included in the condensed consolidated balance sheet accompanying Catellus’ Form 10-Q for the three months ended ended March 31, 2003 (in thousands except percentages):

Projects	Amount Issued	Interest Rate	Cost Incurred	Cost Reimbursed		Balance at 3/31/03
Mission Bay	$133,330	1.15-6.28%	$116,527	$60,054	(1)	$56,473
Pacific Commons	30,000	6.20%	28,687	9,146		19,541

Total	$163,330		$145,214	$69,200		$76,014

(1)	Includes approximately $9.1 million of reimbursements received from various third parties.

These bonds were issued to finance public infrastructure improvements at Mission Bay in San Francisco and Pacific Commons in Fremont, California and were not required to be recorded in the condensed consolidated balance sheet accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003. These bonds have a series of maturities up to thirty years. For the bonds issued at Mission Bay, we provided a letter of credit totaling $40 million in support of the floating rate bonds. Upon completion of the infrastructure improvements at Mission Bay and Pacific Commons, for which the $133.3 million and $30 million bonds were issued, respectively, the improvements will be transferred to the respective cities. Of the total cumulative reimbursable cost incurred, approximately $69.2 million has been reimbursed as of March 31, 2003, with $8.7 million received during the three months ended March 31, 2003. The remaining balance of $76 million was reflected as “Other Assets” in the condensed consolidated balance sheet accompanying Catellus’ Form 10-Q for the three months ended March 31, 2003. Of the $76 million, $5.2 million has been applied for reimbursements and $70.8 million will be applied for reimbursements when the facility components are completed, inspected, and approved by the respective cities.

At Mission Bay, the landowners must satisfy any shortfall in annual debt service obligations for the CFD bonds, if incremental tax revenues generated by the projects are insufficient. At Pacific Commons, developed and designated developed property is taxed first, and any shortfall in annual debt service is paid by a tax on vacant land.

Insurance—Changes in the insurance industry over the last several years have caused the availability of certain types of coverage to decrease and the cost of available coverage to increase. In renewing our policies, we were able to essentially obtain all of our historical levels and types of insurance (although at a higher cost and, in certain instances, a higher deductible level and/or more restrictive conditions), except: (1) liability coverage for our residential business, which now has a higher deductible and a much lower policy limit and (2) terrorism insurance, which was initially excluded from our property coverage placed on October 1, 2002. However, under the United States Terrorism Risk Insurance Act of 2002, carriers are now required to offer us terrorism coverage and are allowed to charge an incremental premium for such coverage. We elected to obtain coverage that matches the risk profile for our portfolio of properties, primarily consisting of distribution/warehouse and suburban office and retail that we consider to be relatively low-risk. We have placed a stand-alone terrorism policy for a single asset located near downtown San Francisco and expect that we may place additional, similar stand-alone policies if circumstances warrant. There can be no assurance that significant losses in excess of insurance proceeds will not occur.

We entered into various loan documents containing customary covenants requiring us to maintain insurance. One or more of our lenders may take the position that the levels of terrorism coverage obtained are not adequate and is a breach of these loans and require us to obtain additional terrorism insurance. We do not believe such a demand would be reasonable because of the inability to obtain coverage at economically justifiable prices, and we would vigorously defend our position. If any of our lenders insist on coverage for these risks, we could be required to obtain additional terrorism insurance on certain assets or it could adversely affect our ability to refinance certain loans.

Tax Audit— In 2002, the State of California Franchise Tax Board (“FTB”) began auditing two of our joint ventures for the years 1999 and 2000. Both audits are in process, and no audit adjustments have yet been proposed. In early July of 2002, the FTB notified us that it would audit our tax returns for the years 1999 and 2000. The audit has commenced, and no audit adjustments have been proposed.

On March 24, 2003, we received notice from the Internal Revenue Service that it intends to audit our 1999 income tax return. The Internal Revenue Service also advised us that it intends to audit the 1999 income tax return of a mortgage REIT subsidiary of Catellus.

At this time, we do not know whether any audit will result in adjustments to the income tax returns that would require us to pay additional taxes, interest and/or penalties. If required, any such adjustments could adversely impact our liquidity, statement of operations and/or balance sheet.

Funds from Operations

After the REIT conversion, we will use Funds From Operations (“FFO”) as a supplemental measure of performance. FFO is a supplemental non-GAAP financial measurement used widely by REITs that we believe provides useful information to investors as a measure of our performance. FFO is defined as: net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring, sales or write-down of certain assets, cumulative effect of changes in accounting principles, items relating to the REIT conversion, compensation expense associated with the stock option exchange offer (initial exchange only, any charge associated with subsequent issuances will be included in FFO), gain from sales of the desert land, and all activities associated with the Residential and Urban groups (reflected as “non-FFO operations”), plus depreciation and amortization (excluding depreciation on personal property) and after adjustments for unconsolidated entities. Adjustments for unconsolidated entities are calculated on the same basis. In presenting FFO prior to becoming a REIT, we will also add back “hypothetical tax savings” that would have occurred had we been a REIT. We have excluded the results from the residential and urban groups as we have decided to wind down the activities of those groups and sell off most of the associated assets and activities over time, and as such, do not expect those activities to be recurring in nature. We believe the above calculation of FFO is consistent with the intention of the definition of FFO of the National Association of Real Estate Investment Trusts (NAREIT). While FFO is a relevant and widely used measure of operating performance of equity REITs, other equity REITs may use different methodologies for calculating FFO and, accordingly, FFO as disclosed by other REITs may not be comparable to FFO as used by us.

FFO is not a measure of operating results or cash flows from operating activities as defined by generally accepted accounting principles. Further, FFO is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to cash flows as a measure of liquidity. We believe that FFO provides relevant information about our operations and is useful, along with net income, for an understanding of our operating activities.

The following table presents unaudited FFO reconciled to net income for the year ended December 31, 2002 and for the quarter ended March 31, 2003.

Catellus Development Corporation

Reconciliation of Net Income to FFO

(In thousands)

(Unaudited)

	For the Year Ended December 31, 2002	For the Three Months Ended March 31, 2003
Net Income	$100,656	$23,411
Hypothetical tax savings	35,653	9,215
Non-FFO operations	(38,669)	(6,334)
Depreciation	62,880	16,765
Gain on property sales	(25,742)	(4,388)

Pro Forma funds from operations (FFO)	$134,778	$38,669

Related Party Transactions

The entities below are considered related parties because the listed transactions are with entities in which we have an ownership interest. There are no affiliated persons involved with these entities.

In 2001, we entered into a 99-year ground lease with one of our unconsolidated joint ventures, and we received and recognized $0.9 million in rental income from this ground lease for the three months ended March 31, 2003 and 2002. At March 31, 2003, we had $1.3 million of deferred rent payments previously received, which will be recognized together with annual rents over the life of the lease. We have also agreed with the venture to fund, on a pro-rata basis, the balance of equity capital required and certain excess costs, if actual development costs exceed the “approved development budget as set forth in the joint venture agreement.” As of March 31, 2003, we had contributed $23.7 million of the $25 million to be funded from us, and we do not expect to fund any additional capital contribution beyond the $25 million.

We also provide development and management services to several of our unconsolidated joint venture investments. Fees earned were $1.4 million and $0.3 million for the three months ended March 31, 2003 and 2002, respectively. The increase in 2003 was primarily due to management service fees from Traer Creek and development fees from Third and King Investors, LLC. At March 31, 2003, we have deferred fees of $1.8 million that will be earned as completed projects are sold or the venture is sold or liquidated.

We have a $4.8 million note receivable from an unconsolidated joint venture for project costs plus accrued interest at 9.0%. This note is collateralized by property owned by the venture and matures in October 2028. We also have entered into various lease agreements with this unconsolidated joint venture. We incurred rent expense of $34,000 in each of the three months ended March 31, 2003 and 2002; this lease will expire in November 2011.

As lessor, we also entered into a ground lease, which will expire in August 2054, with this unconsolidated joint venture. We recognized rental income of $0.1 million in each of the three months ended March 31, 2003 and 2002, and recorded a $1.9 million receivable associated with this lease. The venture’s current projection reflects approximately $0.5 million available funds, per year, from its operations to pay down our receivables.

The above entities are considered related parties because the listed transactions are with entities in which we have an ownership interest. There are no affiliated persons involved with these entities.

Trading

Our executives from time to time in the future may enter into so-called “Rule 10b5-1 Plans.” Under an appropriate Rule 10b5-1 Plan, an executive may instruct a third party, such as a brokerage firm, to engage in specified securities transactions in the future based on a formula without further action by the executive, provided that the plan satisfies the legal requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 as amended.

Environmental Matters

Many of our properties and our subsidiaries’ properties are in urban and industrial areas and may have been leased to or previously owned by commercial and industrial companies that discharged hazardous materials. We and our subsidiaries incur ongoing environmental remediation and disposal costs and legal costs relating to clean up, defense of litigation, and the pursuit of responsible third parties. Costs incurred by the consolidated group in connection with operating properties and with properties previously sold are expensed. Costs incurred for properties to be sold by us or our subsidiaries are capitalized and will be charged to cost of sales when the properties are sold. At March 31, 2003, we estimate that future costs for remediation of environmental contamination on operating properties and properties previously sold approximate $9.0 million, and have provided a reserve for that amount. It is anticipated that such costs will be incurred over the next several years. We also estimate approximately $12.4 million of similar costs relating to our properties to be developed or sold. Environmental costs capitalized during the three months ended March 31, 2003 totaled $0.4 million.

In recent years, certain of our subsidiaries have acquired properties with known environmental problems for cleanup and redevelopment, and we expect that we may continue to form subsidiaries to acquire such properties (or that existing subsidiaries will acquire such properties) when the potential benefits of development warrant. When our subsidiaries acquire such properties, they undertake due diligence to determine the nature of the environmental problems and the likely cost of remediation, and they manage the risk with undertakings from third parties, including the sellers and their affiliates, remediation contractors, third party sureties, or insurers. The costs associated with environmental remediation are included in the costs estimates for properties to be developed.

DESCRIPTION OF CATELLUS REIT CAPITAL STOCK

The following is a summary description of the material terms of Catellus REIT common stock and undesignated preferred stock as will be set forth in the restated certificate of incorporation of Catellus REIT, which we refer to as the Catellus REIT Charter and which will govern the rights of Catellus REIT common stock if the merger agreement is approved by Catellus’ stockholders and the merger is consummated. A copy of the form of the Catellus REIT Charter is attached as Annex B-1 to this proxy statement/prospectus. While we believe that the following description covers the material terms of Catellus REIT’s capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire document, the Catellus REIT Charter and the other documents we refer to for a more complete understanding of Catellus REIT’s capital stock following the merger.

Authorized Capital

The Catellus REIT Charter authorizes Catellus REIT to issue 250,000,000 shares of capital stock, consisting of 150,000,000 shares of common stock, $0.01 par value per share, 50,000,000 shares of preferred stock, $0.01 par value per share, and 50,000,000 shares of excess stock, $0.01 par value per share.

Catellus REIT Common Stock

When issued as contemplated in the merger agreement, the Catellus REIT common stock will be validly issued, fully paid and non-assessable. Under Delaware law, stockholders generally are not personally liable for a corporation’s acts or debts.

Dividends.    Subject to any preferential rights of any outstanding series of preferred stock designated by the board of directors, and to the provisions of the Catellus REIT Charter regarding excess stock, as a holder of Catellus REIT common stock, you will be entitled to receive dividends on shares of Catellus REIT common stock, when and as declared by the board of directors of Catellus REIT out of any funds legally available therefore. In addition, you will be entitled to share ratably in the assets of Catellus REIT legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of such preferential amounts, if any, to which the holders of preferred stock at the time outstanding shall be entitled. If the merger is approved by our stockholders, we currently intend to commence payment of regular quarterly distributions. See “—Dividend and Distribution Policy.”

Voting Rights.    Subject to the provisions of the Catellus REIT Charter regarding excess stock, as a holder of Catellus REIT common stock, you will have the exclusive power to vote on all matters presented to Catellus REIT’s stockholders except as otherwise required by law or provided in any resolution adopted by the board of directors with respect to any series of preferred stock. As a holder of Catellus REIT common stock, you are entitled to one vote per share, including the election of directors. There is no cumulative voting in the election of directors which means that directors then standing for election will be elected by a plurality of all votes cast.

Other Rights.    Subject to the provisions of the Catellus REIT Charter regarding excess stock, each share of Catellus REIT common stock has equal dividend, distribution, liquidation and other rights, and has no preference, appraisal (except as provided by Delaware law) or exchange rights. As a holder of Catellus REIT common stock, you will have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of Catellus REIT’s securities.

Transfer Agent.    The transfer agent and registrar for Catellus REIT’s common stock is American Stock Transfer and Trust.

Preferred Stock

Pursuant to the Catellus REIT Charter, the board of directors is empowered, without any approval of the stockholders, to issue shares of preferred stock in one or more series, to establish the number of shares in each series, and to fix the relative rights, preferences, powers, qualifications, limitations and restrictions of each such series. The specific matters that may be determined by the board of directors include: dividends payable with respect to each series; the terms of redemption, if any; the terms of any sinking or purchase fund; the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of Catellus REIT; and conversion rights, if any. Currently, there are no shares of Catellus REIT preferred stock issued and outstanding.

The board of directors cannot issue any preferred stock which has voting rights, other than the right to elect directors in the event of a default in the payment of dividends, or as required by law or by any national securities exchange on which the preferred stock is or may be listed for trading. Because the board of directors will have the power to establish the preferences and rights of each series of preferred stock, it may afford the stockholders of any series of preferred stock preferences, powers and rights senior to the rights of holders of shares of Catellus REIT common stock which could have the effect of delaying, deferring or preventing a change in control of Catellus REIT.

For a description of additional provisions of the Catellus REIT Charter that may have the effect of delaying, deferring or preventing a change in control of Catellus REIT, see “—Comparison of Rights of Stockholders of Catellus and Catellus REIT—Anti-Takeover Effect of Certain Provisions of the Catellus REIT Charter and Bylaws.”

Restrictions on Ownership and Transfer

Ownership Limit.    Among the requirements that Catellus REIT must meet to qualify as a REIT under the Internal Revenue Code is that not more than 50% in value of Catellus REIT’s outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year and Catellus REIT capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. See “—Material United States Federal Income Tax Consequences of the Merger and Related REIT Conversion—Requirements for Qualification as a REIT.” To satisfy these ownership requirements and other requirements for qualification as a REIT and to otherwise protect us from the consequences of a concentration of ownership among Catellus REIT’s stockholders, the Catellus REIT Charter contains provisions restricting the ownership or acquisition of shares of Catellus REIT capital stock.

The ownership limit provisions provide, subject to certain exceptions, that no person (defined as an individual or an entity) (other than certain “look-through” entities as defined below) may “beneficially own” more than 9.8% of the aggregate number of outstanding shares of any class or series of Catellus REIT capital stock. Under the Catellus REIT Charter, a person generally beneficially owns shares if (a) such person has direct ownership of such shares or (b) such person has indirect ownership of such shares by virtue of the attribution provisions of the Internal Revenue Code. We refer to this limitation as the “ownership limit.”

Look-Through Ownership Limit.    The Catellus REIT Charter provides an exception for pension plans described in Section 401(a) of the Internal Revenue Code, mutual funds registered under the Investment Company Act of 1940, and a government plans as described in Section 414(d) of the Internal Revenue Code. These “look-through entities” may beneficially own up to 15% of the aggregate number of outstanding shares of any class or series of Catellus REIT capital stock. We refer to this limitation as the “look-through ownership limit.”

Waiver Of Ownership Limits By The Board Of Directors.    The ownership limitation provisions will not apply if the board of directors determines that it is no longer in the best interests of Catellus REIT to attempt to qualify, or to continue to qualify, as a REIT. In addition, the board of directors may, in its sole discretion, waive the ownership limit and the look-through ownership limit in any particular instance if evidence satisfactory to the board of directors is presented that the waiver of the ownership limit or look-through ownership limit, as the case may be, will not jeopardize Catellus REIT’s status as a REIT. As a condition to the waiver, the board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the status of Catellus REIT as a REIT. The board of directors may impose on the applicant at the time of such waiver other restrictions or conditions as the board may establish at the time of the waiver.

Transfers In Violation Of Our Transfer Restrictions Will Be Null And Void.    Any purported transfer of shares of capital stock or of any security convertible into shares of capital stock or any other event that would result in a person beneficially owning shares in excess of the ownership limit or the look-through ownership limit, as applicable, or that would result in Catellus REIT’s disqualification as a REIT, will be null and void and of no force or effect with respect to the intended transferee as to that number of shares in excess of the applicable limit. Any such “excess shares” described above will be converted automatically into an equal number of shares of excess stock. These excess shares will not be entitled to vote (other than as required by Delaware law), will not be considered for the purposes of any stockholder vote or the determination of any quorum for that vote and dividends on those shares will be accumulated by Catellus REIT and deposited in escrow for the benefit of the beneficiary of the trust.

These excess shares will be transferred automatically to a trust, the beneficiary of which will be a qualified charitable organization selected by Catellus REIT. Such automatic transfer will be deemed to be effective as of the close of business on the trading day prior to the date of such violative transfer. As soon as practicable after the transfer of shares to the trust, the trustee of the trust will be required to sell the excess shares to a person or entity who could own such shares without violating the applicable ownership limitation provision. The trustee, upon a sale of these shares, would then distribute to the intended transferee an amount equal to the lesser of the price paid by the intended transferee for the excess shares or the sales proceeds received by the trust for the excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell the excess shares to a qualified person or entity and distribute to the “prohibited owner” an amount equal to the lesser of the fair market value of the excess shares as of the date of such event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the intended transferee or prohibited owner, as applicable, will be distributed to the beneficiary. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive in trust for the beneficiary all dividends and other distributions paid by Catellus REIT with respect to the excess shares.

In addition, shares of stock of Catellus REIT held in the trust will be deemed to have been offered for sale to Catellus REIT, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date Catellus REIT, or its designee, accepts the offer. Catellus REIT will have the right to accept such offer for a period of 90 days. Upon the sale to Catellus REIT, the interest of the beneficiary in the shares sold will terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee (or, in the case of a devise or gift, the prohibited owner).

These restrictions do not preclude settlement of transactions through the New York Stock Exchange.

The ownership limitation provisions may have the effect of precluding acquisition or control of Catellus REIT.

Disclosure Of Stock Ownership By Our Stockholders.    All persons who own at least a specified percentage of Catellus REIT stock must provide to us a written statement or affidavit containing information regarding their ownership of stock, as set forth in the United States Treasury regulations. Under current Treasury regulations, the percentage will be set between 0.5% and 5%, depending on the number of record holders of stock. In addition, each stockholder will be required to disclose to us in writing that information with respect to the direct, indirect and constructive ownership of shares of stock as the board of directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to REITs or to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF CATELLUS AND CATELLUS REIT

The following section of the proxy statement/prospectus describes some of the differences between the current rights of holders of Catellus common stock and the rights of holders of Catellus REIT common stock after the merger and also summarizes certain provisions of Delaware law, the restated certificate of incorporation, as amended, of Catellus which we refer to as the Catellus Charter, the amended and restated bylaws of Catellus, which we refer to as the Catellus Bylaws, the restated certificate of incorporation of Catellus REIT, which we refer to as the Catellus REIT Charter, and the amended and restated bylaws of Catellus REIT, which we refer to as the Catellus REIT Bylaws. This summary may not contain all the information that is important to you. We encourage you to read carefully the Catellus Charter and Catellus Bylaws and the Catellus REIT Charter and the Catellus REIT Bylaws. For information on how to obtain the Catellus Charter and Catellus Bylaws, see “Where You Can Find More Information.” A copy of the forms of the Catellus REIT Charter and the Catellus REIT Bylaws are attached as Annex B-1 and Annex B-2, respectively, to this proxy statement/prospectus.

General

If the merger is completed, you will receive one share of Catellus REIT common stock in exchange for each share of Catellus common stock you currently own. As a holder of Catellus common stock, your rights are governed by Delaware law, the Catellus Charter and the Catellus Bylaws. If the merger is completed, your rights will be governed by Delaware law, the Catellus REIT Charter and the Catellus REIT Bylaws. Generally, the Catellus REIT Charter and the Catellus REIT Bylaws will be the same in all material respects as the current Catellus Charter and Catellus Bylaws, which currently govern your rights as a Catellus stockholder, except that the Catellus REIT Charter will authorize the issuance of excess stock and include restrictions on ownership and transfer. See “—Description of Catellus REIT Capital Stock—Restrictions on Ownership and Transfer.”

The Catellus REIT Charter and Catellus REIT Bylaws will contain provisions that could have the effect of delaying, deferring or preventing a transaction or a change in control of Catellus REIT by means of a tender offer, proxy contest or otherwise that might involve a premium price for holders of shares of Catellus REIT common stock or otherwise be in our stockholders’ best interests. See “Comparison of Rights of Stockholders of Catellus and Catellus REIT—Anti-Takeover Effect of Certain Provisions of the Catellus REIT Charter and Catellus REIT Bylaws.”

Amendment of Charter and Bylaws

Catellus.    The Catellus Charter may be amended in the manner prescribed by Delaware Corporate Law, provided, however, that the affirmative vote of not less than a majority of the votes entitled to be cast by “unaffiliated stockholders” is required to alter, amend or repeal, provisions inconsistent with provisions in the Catellus Charter relating to the voting requirements for certain interested party transactions. The Catellus Charter provides that the board of directors is authorized to make, alter, amend or repeal the Catellus Bylaws. The Catellus Bylaws provide that the Catellus Bylaws may be amended, repealed or adopted by the stockholders or by a majority of the entire board of directors, provided however, that a vote of a majority of the shares outstanding and entitled to vote shall be required to effect any such amendment by the stockholders.

Catellus REIT.    The provisions of the Catellus REIT Charter and the Catellus REIT Bylaws with respect to the amendment of the charter and bylaws are identical in all material respects to the provisions of the Catellus Charter and the Catellus Bylaws. In addition, the provisions contained in the Catellus REIT Charter relating to the ownership limit or the look-through ownership limit may only be amended by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter, or by a majority of the holders of the votes entitled to be cast on the matter if the board of directors recommends the amendment.

Meeting of Stockholders; Right to Call Special Meetings; Action by Written Consent

Catellus.    Under the Catellus Bylaws, annual meetings of stockholders are to be held at a date and time as determined by the board of directors. The Catellus Bylaws establish an advance notice procedure for stockholders to make nominations for directors or bring other business before an annual meeting of stockholders. Special meetings of the stockholders may only be called by resolution of the board of directors or by the chairman of the board of directors, the chief executive officer, or the president, and not by the stockholders. Only business related to the purposes set forth in the notice of the meeting may be transacted at the special meeting. The Catellus Bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by the written consent by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter were present and voting.

Catellus REIT.    The provisions of the Catellus REIT Bylaws with respect to the meetings of stockholders, the right to call special meetings and action by written consent are identical in all material respects to the provisions of the Catellus Bylaws.

Advance Notice Requirement of Stockholder Proposals and Director Nominations

The Catellus Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for directors or bring other business before an annual meeting. Nominations of persons for election as directors may only be made by or at the direction of the board of directors or by any stockholder who is a stockholder of record at the time of giving of notice who is entitled to vote in the election of directors. Stockholder proposals, other than nominations of persons for election as directors, must be made by a stockholder of the corporation (i) who is a stockholder of record at the time of the giving of notice for the annual meeting provided for in the bylaws, (ii) who is entitled to vote at the annual meeting, (iii) who has given timely notice of the business in writing to the secretary of the corporation and (iv) who presents the matter at the meeting unless it is presented on the stockholder’s behalf by or at the direction of the board. All nominations and proposals by stockholders must be made pursuant to timely notice and in proper written form to the secretary of the corporation.

The stockholder must also comply with all applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations thereunder. To be timely, a stockholder’s notice as described above must be delivered to or mailed and received at the principal executive offices of the corporation not less than 120 calendar days in advance of the anniversary of the date on which the corporation’s proxy statement was released to stockholders in connection with the previous year’s annual meeting. In the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days, notice by the stockholder to be timely must be so received not later than the close of business on the later of 120 calendar days in advance of such annual meeting or 10 calendar days following the day on which public announcement is first made of the annual meeting.

Catellus REIT.    The provisions of the Catellus REIT Bylaws with respect to the advance notice requirement of stockholders proposals and director nominations are identical in all material respects to the provisions of the Catellus Bylaws.

Number and Election of Directors; Vacancies; Removal

Catellus.    The Catellus Bylaws provide that the business of the corporation shall be managed by the board of directors, which shall consist of eleven directors. The number of directors may only be changed by resolution of a majority of the entire board of directors, and not by the stockholders, but no decrease may shorten the term of any incumbent director. Directors shall be elected at each annual meeting of stockholders by a plurality of the votes cast and shall hold office until the next annual meeting of stockholders and until the election and qualification of their respective successors. Election of directors need not be by written ballot. Any vacancy on the board of directors will be filled, including one created by an increase in the number of directors, by a majority of the remaining directors, though less than a quorum, and not by the stockholders.

Catellus REIT.    The provisions of the Catellus REIT Bylaws with respect to the number and election of directors, vacancies and removal are identical in all material respects to the provisions of the Catellus Bylaws.

Stockholder Rights Plan

Catellus.    Catellus currently has in effect a stockholder rights plan pursuant to the Stockholder Rights Agreement and it has preferred stock purchase rights attached to the Catellus common stock pursuant to such rights plan.

Catellus REIT.    If the merger is approved, the Catellus Stockholder Rights Agreement will be terminated at the completion of the merger and Catellus REIT will not adopt a stockholder rights plan in connection with the REIT conversion.

Interested Party Transactions

Catellus.    The Catellus Charter provides that an “interested party transaction” requires either (i) the affirmative vote of not less than a majority of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock, voting together as a single class, excluding voting stock beneficially owned by the “interested party” involved in the “interested party transaction” or (ii) approval of at least a majority of the directors of Catellus who are not the “interested party,” its designee, or an officer, director, employee, advisor or other representative or agent of the interested party. An “interested party transaction” means any of the following:

•	any merger or consolidation of Catellus or any subsidiary with any “affiliated stockholder,” or any other company which is, or after such merger, would be an affiliate of an “affiliated stockholder;”

•	any reclassification of securities, recapitalization, merger or consolidation of Catellus with any of its subsidiaries that has the effect, directly or indirectly, of increasing on a disproportionate basis the share of any class or series of capital stock, or any securities convertible into capital stock or into equity securities of any subsidiary, that is beneficially owned by any “affiliated stockholder” or any affiliate of any “affiliated stockholder;” or

•	any purchase, sale, lease, exchange, mortgage, pledge, transfer or other disposition or security arrangement, investment, loan, advance, guarantee, agreement to pay, extension of credit or joint venture participation between Catellus or a subsidiary and any “affiliated stockholder” or its affiliate which involves assets, securities, obligations or commitments aggregating more than the greater of (x) $5,000,000 and (y) an amount equal to ½ of 1% of the market value of the outstanding common stock of Catellus.

An “affiliated stockholder” is a person (other than Catellus or any of its subsidiaries and other than any employee benefit plans of Catellus or any of its subsidiaries) who is, or has announced publicly a plan or intention to become, the beneficial owner of voting stock representing 10% or more of the outstanding voting stock of Catellus. An “interested party” is an “affiliated stockholder” which proposes or is proposed to engage in an “interested party transaction” or whose affiliate proposes or is proposed to engage in an “interested party transaction.”

Catellus REIT.    The provisions of the Catellus REIT Charter with respect to interested party transactions are identical in all material respects to the provisions of the Catellus Charter.

Anti-Takeover Effect of Certain Provisions of the Catellus REIT Charter and Bylaws

Certain provisions of the Catellus REIT Charter and the Catellus REIT Bylaws, described below, as well as the ability of the board of directors to issue shares of preferred stock and to set voting rights, preferences and other terms of the preferred stock, could delay, defer, or prevent a transaction or a change in control of Catellus REIT that might involve a premium for holders of Catellus REIT common stock or might otherwise be in their best interests.

Size of the Board of Directors Fixed by Board; Filling of Vacancies

The Catellus REIT Bylaws provide that the board of directors of Catellus REIT shall consist of eleven directors. The number of directors may only be changed by resolution of a majority of the entire board of directors and not by our stockholders. The Catellus REIT Bylaws provide that any vacancy on the board of directors, including one created by an increase in the number of directors, may be filled only by a majority or greater vote of the remaining directors, and not by our stockholders (other than at an annual meeting of stockholders). The combined result of these provisions is that our stockholders cannot increase the size of the board and fill newly created directorships (other than at an annual meeting) without amending the Catellus REIT Bylaws.

Removal of Directors

The Catellus REIT Bylaws provide that any or all of the directors may be removed at any time, either with or without cause by vote of our stockholders, provided however that a vote of a majority of the shares outstanding and entitled to vote is required to effect any such removal without cause. This provision may prevent our stockholders from removing, or delay the removal of, incumbent directors.

Special Meeting of Stockholders

The Catellus REIT Bylaws provide that special meetings of stockholders may be called by the board of directors, the chief executive officer or the president, and not by our stockholders. In addition, only business related to the purposes set forth in the notice of the meeting may be transacted.

Advance Notice of Director Nominations and Stockholder Proposals

The Catellus REIT Bylaws include advance notice and informational requirements and time limitations on any director nomination or proposal that a stockholder wishes to make at an annual meeting of stockholders. A failure to comply with these timing and informational requirements can result in a stockholder’s director nomination or proposal not being considered at a special meeting of stockholders.

Ownership Limitations and Excess Stock Provisions

Primarily to protect us against the risk of losing our status as a REIT, the Catellus REIT Charter contains provisions that limit the ownership by any person of shares of any class or series of our capital stock. These provisions may have the effect of inhibiting or impeding a change in control. See “Description of Catellus REIT Capital Stock–Restrictions on Ownership and Transfer.”

Procedures for Certain Business Combinations with Interested Parties

In order for us to engage in or enter into certain business combinations, including mergers, consolidations, recapitalizations and reclassifications, the Catellus REIT Charter requires either (i) the affirmative vote of not less than a majority of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock, voting together as a single class, excluding voting stock beneficially owned by the “interested party” involved in the “interested party transaction” or (ii) approval of at least a majority of our the directors who are not the “interested party.” See “Comparison of Rights of Stockholders of Catellus and Catellus REIT–Interested Party Transactions.”

Amendment of the Catellus REIT Charter

As required by Delaware law, any amendment to the Catellus REIT Charter must first be approved by a majority of the board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to the amendment, except that

•	an amendment to the provisions relating to interested party transactions requires the vote of not less than a majority of the votes entitled to be cast by “unaffiliated stockholders,” voting together as a single class; and

•	an amendment or repeal that relates to the ownership limitations requires the affirmative vote of two thirds of the outstanding shares entitled to vote on such amendment or repeal unless the board of directors recommends that the stockholders approve such amendment or repeal, in which case the amendment or repeal only requires the affirmative vote of a majority of the outstanding shares entitled to vote.

Amendment of the Catellus REIT Bylaws

The Catellus REIT Charter and Catellus REIT Bylaws provide that the Catellus REIT Bylaws may be made, amended, altered or repealed by the board of directors. The Catellus REIT Bylaws provide that the Catellus REIT Bylaws may be adopted, amended or repealed by our stockholders.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT

The following is a summary of the material terms and provisions of the amended and restated agreement of limited partnership of the Operating Partnership, which we refer to as the Partnership Agreement. This summary is not complete and is qualified in its entirety by reference to the Partnership Agreement. For a complete description of the Partnership Agreement, you should refer to the copy of the Partnership Agreement that is attached as Annex C to this proxy statement/prospectus. The Partnership Agreement will only be adopted if the merger is approved by Catellus stockholders, subject to final approval by the board of directors.

Management of the Operating Partnership

The Operating Partnership, Catellus Operating Limited Partnership, is a Delaware limited partnership that was formed on April 10, 2003. Catellus REIT is the sole general partner of the Operating Partnership and, after the REIT conversion, will conduct substantially all of our business in or through it. As sole general partner of the Operating Partnership, Catellus REIT exercises exclusive and complete responsibility and discretion in the Operating Partnership’s day-to-day management and control. Catellus REIT can cause the Operating Partnership to enter into certain major transactions including acquisitions, developments and dispositions of properties and refinancings of existing indebtedness. Limited partners may not transact business for, or participate in the management activities or decisions of, the Operating Partnership, except as provided in the Partnership Agreement and as required by applicable law. Certain restrictions under the Partnership Agreement restrict our ability to engage in a business combination as more fully described in “—Extraordinary Transactions” below.

The limited partners of the Operating Partnership have agreed that in the event of any conflict in the fiduciary duties owed by Catellus REIT to its stockholders and by Catellus REIT, as general partner of the Operating Partnership, to the limited partners, Catellus REIT may act in the best interests of its stockholders without violating its fiduciary duties to the limited partners or being liable for any resulting breach of its duties to the limited partners.

The Partnership Agreement provides that the Operating Partnership is empowered to do any and all acts and things for the furtherance and accomplishment of our business, including all activities pertaining to the acquisition and operation of our properties, provided that the Operating Partnership shall not take, or refrain from taking, any action which, in Catellus REIT’s judgment could adversely affect its ability to qualify as a REIT.

Removal of the General Partners; Transfer of the General Partner’s Interest

The Operating Partnership provides that the limited partners may not remove Catellus REIT as general partner of the Operating Partnership. Catellus REIT may not transfer any of its interests as a general or limited partner in the Operating Partnership except (i) in connection with certain extraordinary transactions as described below; (ii) if the limited partners holding more than 50% of the units held by limited partners (other than limited partner units held by Catellus REIT) consent to such transfer; or (iii) to certain of Catellus REIT’s affiliates.

Amendments of the Partnership Agreement

Amendments to the Partnership Agreement may only be proposed by Catellus REIT. Generally, the Partnership Agreement may be amended with Catellus REIT’s approval and the approval of the limited partners holding a majority of all outstanding limited partner units (including limited partner units held by Catellus REIT). Certain amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner in a manner adverse to such limited partner, alter the rights of a partner to receive distributions or allocations, alter or modify the redemption right of a partner in a manner adverse to such partner, or cause the termination of the partnership prior to the time set forth in the Partnership Agreement must be approved by each partner that would be adversely affected by such amendment.

Notwithstanding the foregoing, Catellus REIT, as general partner, will have the power, without the consent of the limited partners, to amend the Partnership Agreement as may be required to:

•	add to its obligations or surrender any right or power granted to it or any of its affiliates for the benefit of the limited partners;

•	reflect the admission, substitution, termination or withdrawal of partners in accordance with the Partnership Agreement;

•	set forth and reflect in the Partnership Agreement the designations, rights, powers, duties and preferences of the holders of any additional partnership interests issued pursuant to the Partnership Agreement;

•	reflect a change that is of an inconsequential nature and does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the Partnership Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under the Partnership Agreement that will not be inconsistent with law or with the provisions of the Partnership Agreement; or

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law.

Certain provisions affecting Catellus REIT’s rights and duties as general partner (e.g., restrictions relating to certain extraordinary transactions involving it or the Operating Partnership) may not be amended without the approval of a majority of the limited partnership units (excluding limited partnership units held by Catellus REIT).

Redemption/Exchange Rights

Limited partners have the right, commencing on or after the first anniversary of the issuance of the units to the limited partners, to require the Operating Partnership to redeem all or a portion of their units for cash based upon the average of the daily market price of shares of Catellus REIT common stock for the ten (10) consecutive trading days immediately preceding the date upon which Catellus REIT receives a notice of redemption from a limited partner. Alternatively, Catellus REIT may elect to acquire those units in exchange for shares of its common stock. Catellus REIT’s acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events. We presently anticipate that Catellus REIT will elect to issue shares of its common stock in exchange for units in connection with each redemption request, rather than having the Operating Partnership redeem the units for cash. With each redemption or exchange, Catellus REIT will increase its percentage ownership interest in the Operating Partnership. Limited partners who hold units may exercise this redemption right from time to time, in whole or in part, unless delivery of shares of Catellus REIT common stock to a limited partner pursuant to the redemption right would be prohibited by the Catellus REIT Charter or prohibited by federal or state securities laws or regulations.

Issuance of Additional Units, Common Stock or Convertible Securities

As sole general partner, Catellus REIT has the ability to cause the Operating Partnership to issue additional partnership units to the partners (including to Catellus REIT). These additional units may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences, rights, powers and duties as Catellus REIT may determine in its sole and absolute discretion. In addition, Catellus REIT may issue additional shares of its common stock or rights, options, warrants or convertible or exchangeable securities, but only if it causes the Operating Partnership to issue, to Catellus REIT, partnership interests or rights, options, warrants or convertible or exchangeable securities of the Operating Partnership having designations, preferences and other rights, so that the economic interests of the Operating Partnership’s interests issued are substantially similar to the securities that Catellus REIT has issued. No limited partner has preemptive, preferential or similar rights with respect to additional capital contributions to the Operating Partnership or the issuance or sale of any partnership units.

Tax Matters

Catellus REIT is the tax matters partner of the Operating Partnership and, as such, has authority to make tax elections under the Internal Revenue Code on behalf of the Operating Partnership.

Extraordinary Transactions

The Operating Partnership provides that Catellus REIT may not generally engage in any merger, consolidation, or other combination with any other person or sale of all or substantially all of its assets, or any reclassification, or any recapitalization or change of outstanding shares of its common stock (an “extraordinary transaction”) unless the holders of units will receive, or have the opportunity to receive, at least the same consideration per unit as holders of Catellus REIT common stock receive per share of common stock in the transaction. If holders of units will not be treated in this manner in connection with a proposed extraordinary transaction, Catellus REIT cannot engage in such a transaction unless limited partners (other than Catellus REIT) holding more than 50% of the units held by limited partners vote to approve the extraordinary transaction.

Catellus REIT may also engage in an extraordinary transaction without the consent or approval of the limited partners if it engages in a merger, or other combination of assets with another entity and:

•	substantially all of the assets of the surviving entity are held directly or indirectly by the Operating Partnership or another limited partnership or limited liability company which is the surviving partnership of a merger, consolidation or combination of assets with the Operating Partnership;

•	the rights, preferences and privileges of such unit holders in the surviving partnership are at least as favorable to those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

•	the limited partners may exchange their interests in the surviving partnership for either the same consideration per unit as holders of Catellus REIT common stock receive per share of common stock in the transaction, or if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and Catellus REIT common stock.

Term

The Operating Partnership will continue in full force and effect until December 31, 2102, or until sooner dissolved in accordance with the terms of the Partnership Agreement or as otherwise provided by law.

Exculpation and Indemnification of the General Partner

The Partnership Agreement generally provides that Catellus REIT, as the general partner of the Operating Partnership, will incur no liability to the Operating Partnership or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission unless Catellus REIT acted in bad faith and the act or omission was material to the matter giving rise to the loss or liability. In addition, Catellus REIT is not responsible for any misconduct or negligence on the part of its agents, provided Catellus REIT appointed its agents in good faith. Catellus REIT may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action Catellus REIT may take or omit to take in reliance upon the opinion of such persons, as to matters that Catellus REIT reasonably believe to be within its professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

The Partnership Agreement also provides for indemnification of Catellus REIT, its directors and officers, limited partners and such other persons as Catellus REIT may from time to time designate against any judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with the preceding unless it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, Catellus REIT, as general partner of the Operating Partnership, and its officers and directors are not liable for monetary damages or accountable to the Operating Partnership, partners or assignees for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission so long as Catellus REIT acted in good faith.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware Corporate Law.    Under Delaware Corporate Law, directors may be indemnified for liabilities incurred in connection with specified actions (other than any action brought by or in the right of the corporation), if they acted in good faith and in a manner they reasonably believed to be in and not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The same standard of conduct is applicable for indemnification in the case of derivative actions brought by or in the right of the corporation, except that in such cases Delaware Corporate Law authorizes indemnification only for expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such cases. Moreover, Delaware Corporate Law requires court approval before there can be any such indemnification where the person seeking indemnification has been found liable to the corporation in a derivative action. To the extent that a present or former director or officer has been successful in defense of any action, suit or proceeding, Delaware Corporate Law provides for indemnification of such person for expenses (including attorneys’ fees). Delaware Corporate Law states expressly that the indemnification provided by or granted pursuant to Delaware Corporate Law is not deemed exclusive of any non-statutory indemnification rights existing under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Catellus REIT Charter.    The Catellus REIT Charter will provide that no director shall be liable to Catellus REIT or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (c) under section 174 of Delaware Corporate Law (concerning unlawful payment of dividend or unlawful stock purchase or redemption), or (d) for any transaction from which the directors derived an improper personal benefit. If Delaware Corporate Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors of Catellus REIT shall be eliminated or limited to the fullest extent permitted by Delaware Corporate Law, as so amended. No amendment of the Catellus REIT Charter or repeal of its provisions will limit the benefits provided to directors under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

Catellus REIT Bylaws.    The amended and restated bylaws of Catellus REIT will provide that Catellus REIT will indemnify any present or former director and officer, whether serving or having served Catellus REIT, or at its request, any other entity, to the fullest extent permitted under Delaware law, against expenses (including attorneys’ fees) reasonably incurred or suffered by such person in connection any action, suit or proceeding. However, any such person seeking indemnification in connection with a proceeding initiated by such person shall be indemnified only if such proceeding was authorized by the board of directors of Catellus REIT. The amended and restated bylaws also provides that Catellus REIT will pay incurred expenses in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by Catellus REIT. The amended and restated bylaws will also provide that Catellus REIT may enter into indemnification agreements indemnifying each of its directors and officers to the fullest extent permitted by Delaware law.

Partnership Agreement.    The Partnership Agreement provides for indemnification of Catellus REIT, its sole general partner, its directors and officers and such other persons as the general partner may from time to time designate against any judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with the preceding unless it is established that (i) the act or omission of the indemnitee was material to the matter giving rise to the preceding and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnitee actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, Catellus REIT has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND RELATED REIT CONVERSION

Introduction

The following discussion summarizes the material federal income tax considerations and consequences of the merger, the special E&P distribution, and the ownership and disposition of Catellus REIT common stock. This summary is for informational purposes only and is not tax advice.

This summary does not deal with all tax aspects or consequences that might be relevant to you in light of your specific circumstances. Except as indicated otherwise, this summary does not deal with holders of Catellus common stock subject to special treatment under the federal income tax laws, including insurance companies, financial institutions, broker-dealers, tax-exempt organizations, former U.S. citizens, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and stockholders holding Catellus common stock as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. Except as indicated otherwise, this discussion applies only to U.S. persons. A U.S. person is a person who is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the U.S. or of any state or under the laws of the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

•	an estate which is required to pay U.S. federal income tax regardless of the source of its income; or

•	a trust whose administration is under the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or which otherwise qualifies as a U.S. person.

A U.S. stockholder is a U.S. person who beneficially owns shares of Catellus common stock or Catellus REIT common stock, as applicable. A non-U.S. stockholder is a person who beneficially owns shares of Catellus common stock or Catellus REIT common stock, as applicable, who is not a U.S. person.

This discussion assumes that the shares of Catellus common stock and Catellus REIT common stock are or will be, as applicable, held as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

If a partnership holds Catellus common stock or Catellus REIT common stock, as applicable, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Catellus common stock or Catellus REIT stock, you should consult your tax advisors.

The information in this section is based on the Internal Revenue Code, current, temporary and proposed Treasury Regulations thereunder, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service (including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service), and court decisions, all as of the date hereof. We cannot assure you that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. We cannot assure you the statements set forth herein will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

This summary does not address U.S. federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGER AND THE REIT CONVERSION, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF THE MERGER AND THE REIT CONVERSION AND OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

Recent Legislation

On May 28, 2003, the President of the United States signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, referred to herein as the Jobs and Growth Tax Act. The Jobs and Growth Tax Act reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008). The Jobs and Growth Tax Act also taxes “qualified dividend income” of individuals as net capital gain, thus reducing the maximum individual tax rate for such dividends from 38.6% to 15% (for tax years from 2003 through 2008). “Qualified dividend income” generally includes dividends received from regular domestic corporations and from certain “qualified foreign corporations,” provided certain required stock holding periods are met.

Under the Jobs and Growth Tax Act REIT dividends (other than capital gain dividends) generally are not qualifying dividend income and continue to be taxed at ordinary rates. Dividends received from a REIT will be treated as qualified dividend income, however, to the extent the REIT itself has qualifying dividend income for the taxable year in which the dividend was paid, such as dividends from taxable REIT subsidiaries, and designates such dividends as qualifying for such capital gains rate tax treatment. Qualifying dividend income of a REIT for this purpose also includes the sum of (i) the excess of the REIT’s “real estate investment trust taxable income” for the preceding year, which would typically include any income that the REIT did not distribute to stockholders, over the tax payable by the REIT on such income, and (ii) the excess of the income of the REIT for the preceding year subject to the built-in gain tax on certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, over the tax payable by the REIT on any such income in the preceding year.

Assuming Catellus REIT, effective January 1, 2004, will distribute all of its taxable income to its stockholders, Catellus REIT’s distributions generally will not be eligible for the new 15% tax rate on dividends for individual taxpayers except to the extent attributable to income on which Catellus REIT has paid tax as discussed above or to dividends received by Catellus REIT from non-REIT corporations such as its taxable REIT subsidiaries. As a result, Catellus REIT’s ordinary REIT distributions beginning January 1, 2004 generally will be taxed at the higher tax rates applicable to ordinary income.

Without future congressional action, the maximum individual tax rate on long-term capital gains will return to 20% in 2009, and the maximum individual tax rate on dividends will move to 35% in 2009 and 39.6% in 2011.

Federal Income Tax Consequences of the Merger

The merger of Catellus with and into the Operating Partnership (which, for federal income tax purposes, is an entity disregarded as separate from Catellus REIT) is intended to qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code, and the federal income tax consequences summarized below assume that the merger will so qualify. Goodwin Procter LLP, special counsel to Catellus and to Catellus REIT, has delivered to us an opinion to the effect that the merger will be treated for federal income tax purposes as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code. The opinion is based on (i) certain assumptions and representations made by Catellus and Catellus REIT, including that the merger will be effected as described in this proxy statement/prospectus, and (ii) the Internal Revenue Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the Internal Revenue Service and existing court decisions. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Opinions of counsel merely represent counsel’s best judgment with respect to the probable outcome on the merits and are not binding on the Internal Revenue Service or the courts.

Neither Catellus nor Catellus REIT will recognize any gain or loss as a result of the merger. You will not recognize any gain or loss upon the conversion of your shares of Catellus common stock into Catellus REIT common stock pursuant to the merger (other than if you are a non-U.S. person who owns or has owned in excess of 5% of Catellus’ common stock). The initial tax basis of the Catellus REIT common stock received by you pursuant to the merger will be the same as your adjusted tax basis in the shares of Catellus common stock being converted pursuant to the merger. The holding period of the Catellus REIT common stock received by you pursuant to the merger will include your holding period with respect to the shares of Catellus common stock being converted pursuant to the merger.

Certain Catellus stockholders who are non-U.S. persons could recognize gain or loss pursuant to the merger. Catellus is a “U.S. real property holding company” for the purposes of the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA.” Additionally, we believe that Catellus REIT will qualify as a “domestically controlled REIT” for purposes of FIRPTA. A non-U.S. person who at any time during the five-year period ending on the effective date of the merger owned more than 5% of the Catellus common stock would recognize gain to the extent that the fair market value of the Catellus REIT common stock received in the merger exceeds his adjusted tax basis in his Catellus common stock. Any such non-U.S. person would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. person for purposes of the Internal Revenue Code (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of a 30% branch profits tax in the case of foreign corporations). See “—Taxation of Non-U.S. Stockholders—Sales of Catellus REIT Common Stock” for a related discussion of the impact of the application of FIRPTA.

Catellus REIT will acquire all of the assets of Catellus as a result of the merger. Catellus REIT will own substantially all of such assets indirectly through its interest as the sole general partner in the Operating Partnership and as the sole owner of Catellus REIT, LLC, a single member limited liability company, owning all of the limited partnership interests in the Operating Partnership. Catellus REIT, LLC and the Operating Partnership each is an entity disregarded as separate from Catellus REIT for federal income tax purposes. Consequently, for federal income tax purposes, Catellus REIT will be treated as owning directly all of the assets owned by Catellus immediately prior to the merger and acquired by the Operating Partnership through the merger. Catellus REIT will be treated as the direct owner of assets held by the Operating Partnership until the Operating Partnership ceases to be a disregarded entity by, for example, admitting an unrelated third party as a limited partner. The remainder of this section, consistent with the federal income tax treatment of the Operating Partnership as a disregarded entity, generally disregards the separate existence of the Operating Partnership.

Federal Income Tax Consequences of the Special E&P Distribution

You will receive in the special E&P distribution the right to receive shares of Catellus REIT common stock or cash or both, at your election and the associated cash, shares of Catellus REIT common stock, or both. The special E&P distribution will assist Catellus REIT in meeting the requirement that it distribute to its stockholders its accumulated non-REIT earnings and profits. For a detailed discussion of this requirement, see “—Federal Income Taxation of Catellus REIT Following the Merger—Requirements for Qualification as a REIT” below.

We may, at our discretion, limit the aggregate amount of cash distributed as part of the special E&P distribution. Under a technical reading of the applicable Treasury Regulations, the imposition of this limit could potentially cause a portion of the special E&P distribution to be treated as a non-taxable stock dividend by virtue of Section 305(a) of the Internal Revenue Code. This treatment would reduce the amount of our non-REIT earnings and profits distributed through the special E&P distribution and not otherwise designated as a distribution of capital gain. We have requested but not yet received from the Internal Revenue Service a private letter ruling confirming that any limit on the amount of cash paid would not reduce the amount of our non-REIT earnings and profits distributed through the special E&P distribution. The receipt of a favorable tax ruling cannot be assured. If we receive such a private letter ruling, we presently intend to impose a limit on the amount of cash distributed in the special E&P distribution to a maximum of $100 million, though no final determination has been made.

You will include the sum of the fair market value of the shares of Catellus REIT common stock and the amount of cash received in your gross income as dividend income to the extent that the special E&P distribution to you is made out of your share of the portion of the current and accumulated earnings and profits of Catellus REIT allocable to the special E&P distribution. Any excess will be treated first as a tax-free return of capital, reducing your adjusted basis in your shares of Catellus REIT common stock, but not below zero, then as capital gain.

We currently estimate that the aggregate value of the special E&P distribution will be approximately $300 million. We believe that the substantial majority of the special E&P distribution will consist of the portion of Catellus REIT’s current and accumulated earnings and profits allocable to the special E&P distribution. The calculation of such earnings and profits, however, is very complicated, and depends upon facts with respect to which we may have less than complete information or the application of the law governing the determination of earnings and profits which is subject to differing interpretations, or both. There can be no assurances that the Internal Revenue Service will agree with our determination of Catellus REIT’s current and accumulated earnings and profits, and there are uncertainties regarding the amount of such earnings and profits. These uncertainties include the possibility that the Internal Revenue Service could upon audit increase the taxable income of Catellus, which would increase the accumulated earnings and profits of Catellus REIT. In this regard, we received notice from the Internal Revenue Service on March 24, 2003, that it intends to audit the 1999 income tax return of Catellus and the 1999 income tax return of a mortgage REIT subsidiary of Catellus. Any increase in Catellus REIT’s current or accumulated earnings and profits would increase the amount of the special E&P distribution constituting a dividend.

The Jobs and Growth Tax Act reduces the maximum tax rate on dividends and long-term capital gains for individuals to 15% until 2008, subject to certain limitations. This reduced tax rate generally does not apply to dividends of ordinary income by a REIT, which will continue to be taxed at the higher tax rates applicable to ordinary income. We expect to declare and pay each of the 2003 regular quarterly dividends and the special

E&P distribution in 2003, prior to becoming a REIT on January 1, 2004. Consequently, if you are an individual, you may, if you meet the stock holding and other requirements, be eligible to be taxed at the lower rates on any portion of such distributions constituting a dividend or capital gain. We may, however, pay either the fourth quarter 2003 dividend or the special E&P distribution, or both, in January or February 2004 if we conclude that such distributions would be eligible to be taxed at the reduced tax rates for individuals on dividends and capital gain enacted by the Jobs and Growth Tax Act.

A U.S. stockholder who elects to receive Catellus REIT common stock pursuant to the special E&P distribution would have a basis in such stock equal to the fair market value of such stock on the day we pay the special E&P distribution and the holding period in such stock would begin on that day.

Backup Withholding for the Special E&P Distribution

Under the backup withholding rules, a holder of Catellus REIT common stock may be subject to backup withholding at a rate of 28% with respect to the special E&P distribution paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Tax Consequences of the Special E&P Distribution to Tax-Exempt Catellus REIT Stockholders

Provided that a tax-exempt Catellus REIT stockholder (except certain tax-exempt Catellus stockholders described in the following sentence) has not held its Catellus REIT common stock as “debt financed property” within the meaning of the Internal Revenue Code and such Catellus REIT common stock is not otherwise used in a trade or business, the special E&P distribution will generally not constitute unrelated business taxable income.

Tax Consequences of the Special E&P Distribution to Non-U.S. Stockholders

A non-U.S. stockholder will treat the fair market value of the special E&P distribution as ordinary income to the extent of the non-U.S. stockholder’s share of Catellus REIT’s current and accumulated earnings and profits allocable to the special E&P distribution.

For non-U.S. stockholders, the special E&P distribution will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless it is treated as effectively connected with the conduct by the non-U.S. stockholder of a United States trade or business. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. If the special E&P distribution is effectively connected with such a trade or business, a non-U.S. stockholder will be subject to tax on the special E&P distribution on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as U.S. stockholders are taxed with respect to the special E&P distribution, and generally will not be subject to withholding. A non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax on the special E&P distribution at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

To the extent that the sum of the fair market value of the special E&P distribution received by a non-U.S. stockholder exceeds the non-U.S. stockholder’s share of the portion of Catellus REIT’s current and accumulated earnings and profits allocable to the special E&P distribution, it will be treated first as a tax-free return of capital to such non-U.S. stockholder, reducing the adjusted basis in the non-U.S. stockholder’s Catellus REIT common stock by the amount of such excess (but not below zero). If such basis is reduced to zero and there is remaining excess, the special E&P distribution will give rise to gain from the sale or exchange of such stock. For a discussion of the federal income tax consequences of a sale or exchange of Catellus REIT common stock by a non-U.S. stockholder, see “—Taxation of Non-U.S. Stockholders—Sales of Catellus REIT Common Stock” below.

Catellus REIT will withhold 10% of any distribution in excess of Catellus REIT’s current and accumulated earnings and profits. Consequently, although Catellus REIT currently intends to withhold at a rate of 30% on the entire amount of any distribution (or a lower applicable treaty rate), to the extent that Catellus REIT does not do so, any portion of the special E&P distribution not subject to withholding at a rate of 30% (or a lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, a non-U.S. stockholder may seek a refund of such amounts from the Internal Revenue Service if it subsequently determined that the special E&P distribution was, in fact, in excess of such earnings and profits, and the amount withheld exceeded the non-U.S. stockholder’s United States tax liability, if any, with respect to the special E&P distribution.

Federal Income Taxation of Catellus REIT Following the Merger

General.    Catellus REIT plans to make an election to be taxed as a REIT under Sections 856 through 859 of the Internal Revenue Code, effective for 2004. Catellus REIT makes the election by filing its federal income tax return for the year in which it wishes to become a REIT on form 1120-REIT. Catellus REIT intends that, commencing with such first taxable year, it will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code, and Catellus REIT intends to continue to operate in such a manner, but no assurance can be given that it in fact will continue to operate in such a manner so as to qualify or remain qualified.

Goodwin Procter LLP has acted as special counsel to Catellus and Catellus REIT in connection with the REIT conversion and Catellus REIT’s election to be taxed as a REIT. Goodwin Procter LLP has provided to Catellus REIT an opinion to the effect that Catellus REIT’s intended form of organization and its intended structure, ownership and operations beginning with Catellus REIT’s first taxable year for which Catellus REIT elects to be a REIT, would allow it to satisfy the requirements for qualification as a REIT under the Internal Revenue Code for the taxable year ended December 31, 2004, and for subsequent years. This opinion is conditioned upon implementation of the merger prior to January 1, 2004, and completion of certain restructuring transactions prior to January 1, 2004, and upon certain representations made by Catellus and Catellus REIT as to matters relating to the organization and operation of Catellus REIT and its subsidiary partnerships, corporations, and other entities.

Qualification and taxation as a REIT depends upon Catellus REIT’s ability to meet on an ongoing basis through actual annual (and in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Internal Revenue Code. Goodwin Procter LLP will not review these results on an ongoing basis. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of Catellus REIT, Catellus REIT cannot provide any assurance that its actual operating results will satisfy the requirements for taxation as a REIT under the Internal Revenue Code for any particular taxable year.

So long as Catellus REIT qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its stockholders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a regular corporation. However, Catellus REIT will be subject to federal income tax as follows:

•	Catellus REIT will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid and excluding net capital gain;

•	Under some circumstances, Catellus REIT may be subject to the “alternative minimum tax” on its items of tax preference;

•	If Catellus REIT has net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on this income;

•	Catellus REIT’s net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property;

•	If Catellus REIT fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of its gross income exceeds the amount of its income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of its gross income exceeds the amount of its income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect Catellus REIT’s profitability;

•	Catellus REIT will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if Catellus REIT fails to distribute during each calendar year at least the sum of:

(1)	85% of its REIT ordinary income for the year;

(2)	95% of its REIT capital gain net income for the year; and

(3)	any undistributed taxable income from prior taxable years.

•	Catellus REIT will be subject to a 100% penalty tax on some payments it receives (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among Catellus REIT, its tenants and its taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties; and

•	If Catellus REIT acquires any asset from a taxable “C” corporation in a carry-over basis transaction, it could become subject to a corporate-level tax on a subsequent taxable disposition of the asset. Specifically, if Catellus REIT disposes of a built-in-gain asset in a taxable transaction prior to the expiration of the applicable 10-year recognition period, Catellus REIT would be subject to the highest regular corporate rate of tax (currently 35%) on the lesser of the gain recognized and the assets’ built- in-gain. Built-in-gain is the amount by which an asset’s fair market value exceeds Catellus REIT’s adjusted basis in the asset immediately after Catellus REIT acquires the asset in a carry-over basis transaction, and a built-in-gain asset is an asset with built-in-gain potentially subject to this corporate-level tax. The 10-year recognition period ends, on the tenth anniversary of the date Catellus REIT acquires the built-in-gain asset. We sometimes refer to the corporate level tax that Catellus REIT would be required to pay upon a taxable disposition of a built-in-gain asset as the “sting tax.”

The assets held by Catellus REIT, including any assets acquired by Catellus REIT from Catellus pursuant to the merger, on the effective date of its election to be a REIT will become built-in-gain assets if, with respect to each asset, the fair market value of the asset on such date exceeds Catellus REIT’s adjusted basis in the asset.

Catellus REIT’s assets, including the assets acquired from Catellus in the merger, will have significant built-in-gain, and Catellus REIT could be subject to a significant sting tax liability if Catellus REIT were to sell a built-in-gain asset prior to December 31, 2013 (assuming a REIT election as of January 1, 2004). Any sting tax paid by Catellus REIT would likely reduce the amount that we would otherwise distribute to you as an ordinary or capital gain dividend. Additionally, the potential sting tax liability may cause Catellus REIT to engage in like- kind exchanges or other tax deferred transactions, rather than taxable transactions, in which it would not otherwise engage. Catellus REIT does not currently expect to dispose of any asset that would result in a material liability for the sting tax. We cannot assure you, however, that our plans might not change and that we will not dispose of an asset subject to the sting tax.

Catellus REIT will conduct a substantial portion of its business, consisting of Catellus’ third-party development business, through one or more taxable REIT subsidiaries. Taxable REIT subsidiaries are subject to regular corporate income tax and cannot avail themselves of the dividends paid deduction available to REITs. Catellus REIT’s taxable REIT subsidiaries will therefore pay corporate level tax on their net taxable income from their conduct of Catellus REIT’s third-party development business. Additionally, Catellus REIT’s taxable REIT subsidiaries will be limited in their ability to deduct interest paid to Catellus REIT.

Certain “deferred gains” on assets owned by Catellus REIT are subject to special gain recognition rules as the result of prior asset transfers between members of the Catellus consolidated group in pre-REIT years. The maximum “deferred gains” associated with these assets is estimated to be $40 million. Certain of these assets will be in Catellus REIT with the remainder in the Operating Partnership. The special gain recognition rules require Catellus REIT to include in taxable income the previously “deferred gain” on assets upon the occurrence of certain events. Such gains would be taxable, for example, if the assets were contributed to a taxable REIT subsidiary or sold, or if the Operating Partnership admits a new partner and therefore becomes a separate entity for federal income tax purposes.

Requirements for Qualification as a REIT.    The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

(4)	that is neither a financial institution nor an insurance company subject to applicable provisions of the internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities;

(7)	that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8)	that uses a calendar year for federal income tax purposes and complies with the record-keeping requirements of the Internal Revenue Code and regulations promulgated thereunder; and

(9)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally are considered an individual. However, a trust that is a qualified trust under Internal Revenue Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above. Conditions (5) and (6) need not be satisfied during a REIT’s first year as a REIT.

Catellus REIT believes that it currently satisfies or will satisfy immediately after the merger the diversity of ownership standards contained in conditions (5) and (6) above, even though such tests will not apply to Catellus REIT until its second full year as a REIT. In addition, the Catellus REIT Charter contains restrictions regarding the transfer of shares of common stock that are intended to assist Catellus REIT in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that Catellus REIT will be able to satisfy these share ownership requirements. If Catellus REIT fails to satisfy these share ownership requirements, it will fail to qualify as a REIT.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If Catellus REIT complies with the annual letters requirement and it does not know or, exercising reasonable diligence, would not have known of its failure to meet condition (6) above, then it will be treated as having met condition (6) above.

To qualify as a REIT, Catellus REIT cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. Catellus REIT will succeed to the earnings and profits of Catellus as a result of the merger. Catellus REIT, as a newly organized subsidiary of Catellus, itself does not have any non-REIT earnings and profits. Catellus REIT’s non-REIT earnings and profits will include any earnings and profits accumulated by Catellus through the date of the merger and any accumulated earnings and profits from the date of the merger through the effective date of the REIT election.

Catellus REIT expects the special E&P distribution to eliminate the non-REIT earnings and profits of Catellus to which Catellus REIT will succeed as a result of the merger. Notwithstanding, if the Internal Revenue Service determines that Catellus REIT inherited undistributed non-REIT earnings and profits and Catellus REIT did not distribute the non-REIT earnings and profits by the end of 2004, Catellus REIT could avoid disqualification as a REIT by using “deficiency dividend” procedures to distribute the non-REIT earnings and profits. The deficiency dividend procedures would require Catellus REIT to make a distribution to stockholders, in addition to the regularly required REIT distributions, within 90 days of the Internal Revenue Service determination. In addition, Catellus REIT would have to pay to the Internal Revenue Service interest on 50% of the non-REIT earnings and profits that were not distributed prior to the end of Catellus REIT’s first taxable year as a REIT.

Qualified REIT Subsidiaries.    If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of Catellus REIT will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries.    A taxable REIT subsidiary of Catellus REIT is a corporation in which Catellus REIT directly or indirectly owns stock and that elects, together with Catellus REIT, to be treated as a taxable REIT subsidiary under Section 856(1) of the Internal Revenue Code. In addition, if a taxable REIT subsidiary of Catellus REIT owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of Catellus REIT.  A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

A taxable REIT subsidiary is not subject to the 100% tax on “prohibited transactions,” need not comply with the REIT income tests, and can generally perform some impermissible tenant services without causing Catellus REIT to receive impermissible tenant services income under the REIT income tests. The taxable REIT subsidiaries of Catellus REIT will hold land to be developed for sale to third parties and other property potentially subject to the prohibited transactions tax if directly owned by Catellus REIT. Catellus REIT’s taxable

REIT subsidiaries will also conduct business activities the income from which could cause Catellus REIT to fail to satisfy the REIT income tests, such as the development of real property for third parties, and to a lesser extent to provide services that would otherwise give rise to impermissible tenant service income under the REIT income tests if performed by Catellus REIT.

Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary of Catellus REIT is limited in its ability to deduct interest payments in excess of  a certain amount made to Catellus REIT. In addition, Catellus REIT will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between Catellus REIT, its tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Catellus REIT’s taxable REIT subsidiaries will make interest and other payments to Catellus REIT and to third parties. There can be no assurance that Catellus REIT’s taxable REIT subsidiaries will not be limited in their ability to deduct interest payments made to Catellus REIT.  In addition, there can be no assurance that the Internal Revenue Service might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our taxable REIT subsidiaries.

Ownership of Partnership Interests by a REIT.    A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below.

The Operating Partnership will be an entity disregarded as separate from Catellus REIT for federal income tax purposes immediately after the merger. Consequently, all assets, liabilities and items of income, deduction and credit of the Operating Partnership will be treated as assets, liabilities and items of income, deduction and credit of Catellus REIT itself.

If and when the Operating Partnership becomes a partnership for federal income tax purposes, because, for example, the Operating Partnership issues units therein to a third party in connection with the acquisition of real property, Catellus REIT’s proportionate share of the assets and items of income of the Operating Partnership, including the Operating Partnership’s share of assets and items of income of any subsidiaries that are partnerships or limited liability companies taxed as partnerships, will be treated as assets and items of income of Catellus REIT for purposes of applying the asset and income tests. Catellus REIT has control over the Operating Partnership and substantially all of the partnership and limited liability company subsidiaries of the Operating Partnership and intends to operate the Operating Partnership in a manner that is consistent with the requirements for qualification of Catellus REIT as a REIT.

        Income Tests Applicable to REITs.    To qualify as a REIT, Catellus REIT must satisfy two gross income tests. First, at least 75% of Catellus REIT’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of Catellus REIT’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, some payments under hedging instruments and gain from the sale or disposition of stock or securities and some hedging instruments.

Rents received by Catellus REIT will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, Catellus REIT may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, Catellus REIT may not provide “impermissible services” to tenants (except through an independent contractor from whom Catellus REIT derives no revenue and that meets other requirements or through a taxable REIT subsidiary) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of Catellus REIT’s direct cost of providing the service. If the impermissible tenant service income exceeds 1% of Catellus REIT’s total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of Catellus REIT’s total income from the property, the services will not “taint” the other income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify itself as rents from real property), but the impermissible tenant service income will not qualify as rents from real property.

Unless Catellus REIT determines that the resulting nonqualifying income under any of the following situations, taken together with all other nonqualifying income earned by Catellus REIT in the taxable year, will not jeopardize Catellus REIT’s status as a REIT, Catellus REIT does not intend to:

•	charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

•	rent any property to a related party tenant, including a taxable REIT subsidiary;

•	derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

•	directly perform services considered to be noncustomary or rendered to the occupant of the property.

        Catellus currently provides services and provides access to third party service providers at some or all of its properties. However, based upon Catellus’ experience in the rental markets where the properties are located, Catellus believes that all access to service providers and services provided to tenants by Catellus (and which will be provided by Catellus REIT) either are usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant, or, if considered impermissible services, will not result in an amount of impermissible tenant service income that will cause Catellus REIT to fail to meet the income test requirements. However, Catellus REIT cannot provide any assurance that the Internal Revenue Service will agree with these positions. Catellus REIT will monitor the activities at its properties and believes that it will not provide services that will cause it to fail to meet the income tests.

Catellus REIT will earn a small amount of nonqualifying income relative to Catellus REIT’s total gross income in any relevant taxable year. For example, Catellus REIT will earn fees related to the management of properties that are not wholly owned by Catellus REIT. Catellus REIT believes that the amount of nonqualifying income generated from these activities will not affect Catellus REIT’s ability to meet the 95% gross income test.

“Interest” generally will be nonqualifying income for purposes of the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. Catellus REIT does not expect to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests.

Catellus REIT’s share of any dividends received from its taxable REIT subsidiaries (and from other corporations in which Catellus REIT owns an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Catellus REIT does not anticipate that it will receive sufficient dividends to cause it to exceed the limit on nonqualifying income under the 75% gross income test.

If Catellus REIT fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under the Internal Revenue Code.  These relief provisions generally will be available if Catellus REITs failure to meet the tests is due to reasonable cause and not due to willful neglect, Catellus REIT attaches a schedule of the sources of its income to its federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Catellus REIT would be entitled to the benefit of these relief provisions. For example, if Catellus REIT fails to satisfy the gross income tests because nonqualifying income that Catellus REIT intentionally incurs exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that the failure to satisfy the tests was not due to reasonable cause.  If these relief provisions are inapplicable to a particular set of circumstances involving Catellus REIT, Catellus REIT will fail to qualify as a REIT. As discussed under “Federal Income Taxation of Catellus REIT Following the Merger—General” even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Any gain realized by Catellus REIT on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (i.e., “dealer property”), will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. Catellus REIT intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of properties as are consistent with Catellus REIT’s investment objectives. Catellus REIT intends to hold any dealer property only indirectly through taxable REIT subsidiaries of Catellus REIT. Catellus REIT cannot provide any assurance, however, that the Internal Revenue Service might not contend that one or more of properties held directly by Catellus REIT and not through a taxable REIT subsidiary is dealer property subject to the 100% penalty tax.

Asset Tests Applicable to REITs.    At the close of each quarter of its taxable year, Catellus REIT must satisfy four tests relating to the nature of its assets:

(1)	at least 75% of the value of Catellus REIT’s total assets must be represented by real estate assets, cash, cash items and government securities. Catellus REIT’s real estate assets include, for this purpose, its allocable share of real estate assets held by non-corporate subsidiaries of the Operating Partnership, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long-term debt of Catellus REIT;

(2)	not more than 25% of Catellus REIT’s total assets may be represented by securities other than those in the 75% asset class;

(3)	except for equity investments in REITs, qualified REIT subsidiaries, or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the test described in clause (1):

•	the value of any one issuer’s securities owned by Catellus REIT may not exceed 5% of the value of Catellus REIT’s total assets;

•	Catellus REIT may not own more than 10% of any one issuer’s outstanding voting securities; and

•	Catellus REIT may not own more than l0% of the value of the outstanding securities of any one issuer; and

(4)	not more than 20% of Catellus REIT’s total assets may be represented by securities of one or more taxable REIT subsidiaries.

Securities for purposes of the asset tests may include debt securities. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities are “straight debt” as defined in Section 1361 of the Internal Revenue Code and (1) the issuer is an individual, (2) the only securities of the issuer that the REIT holds are straight debt or (3) if the issuer is a partnership, the REIT holds at least a 20% profits interest in the partnership.

Catellus REIT believes that the aggregate value of its taxable REIT subsidiaries will not exceed 20% of the aggregate value of its gross assets. With respect to each issuer in which Catellus REIT will own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, Catellus REIT believes that its pro rata share of the value of the securities, including debt, of any such issuer will not exceed 5% of the total value of Catellus REIT’s assets and that it will comply with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. In this regard, however, Catellus REIT cannot provide any assurance that the Internal Revenue Service might not disagree with Catellus REIT’s determinations.

After initially meeting the asset tests at the close of any quarter, Catellus REIT will not lose its status as a REIT if it fails to satisfy the 25%, 20% and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of its assets. If the failure to satisfy the 25%, 20% or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. Catellus REIT intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25%, 20% or 5% asset tests or 10% value limitation. If Catellus REIT were to fail to cure noncompliance with the asset tests within this time period, Catellus REIT would cease to qualify as a REIT.

Annual Distribution Requirements Applicable to REITs.    To qualify as a REIT, Catellus REIT is required to distribute dividends, other than capital gain dividends, to its stockholders each year in an amount at least equal to (1) the sum of (a) 90% of Catellus REIT’s REIT taxable income, computed without regard to the dividends paid deduction and its net capital gain, and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. In addition, if Catellus REIT recognizes any built-in gain, Catellus REIT could be required, under Treasury regulations, to distribute at least 90% of the built-in gain, after tax, recognized on the disposition of the applicable asset. See “ Federal Income Taxation of Catellus REIT Following the Merger – General” for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before Catellus REIT timely files its tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

Catellus REIT intends to make timely distributions sufficient to satisfy its annual distribution requirements. It is expected that Catellus REIT’s REIT taxable income generally will be less than its cash flow due to the allowance of depreciation and other noncash charges in computing REIT taxable income. Accordingly, Catellus REIT anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that Catellus REIT, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements. In this event, Catellus REIT may find it necessary to arrange for short-term, or possibly long-term, borrowings to fund required distributions or to pay dividends in the form of taxable dividends of Catellus REIT shares.

Under some circumstances, Catellus REIT may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in Catellus REIT’s deduction for dividends paid for the earlier year. Thus, Catellus REIT may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Catellus REIT will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

To the extent that Catellus REIT does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it is subject to tax on these amounts at regular corporate tax rates.

Catellus REIT will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if Catellus REIT fails to distribute during each calendar year at least the sum of:

(1)	85% of its REIT ordinary income for the year;

(2)	95% of its REIT capital gain net income for the year; and

(3)	any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Record-Keeping Requirements.    Catellus REIT will be required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure of Catellus REIT to Qualify as a REIT.    If Catellus REIT fails to qualify for taxation as a REIT in any taxable year, and if relief provisions do not apply, Catellus REIT will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. If Catellus REIT fails to qualify as a REIT, Catellus REIT will not be required to make any distributions to stockholders and any distributions that are made to stockholders will not be deductible by Catellus REIT. As a result, Catellus REIT’s failure to qualify as a REIT would significantly reduce the cash available for distributions by Catellus REIT to its stockholders. In addition, if Catellus REIT fails to qualify as a REIT, all distributions to stockholders will be taxable as dividend income (which may be subject to tax at preferential rates) to the extent of Catellus REIT’s current and accumulated earnings and profits, whether or not attributable to capital gains of Catellus REIT, and corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Catellus REIT also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that Catellus REIT would be entitled to any statutory relief.

Taxation of U.S. Stockholders

Distributions by Catellus REIT.    So long as Catellus REIT qualifies as a REIT, distributions to U.S. stockholders out of its current or accumulated earnings and profits that are not designated as capital gain dividends generally will be taken into account by them as dividends taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. However, dividends, other than capital gain dividends, that are (i) attributable to income on which Catellus REIT was subject to tax in the previous taxable year at the corporate level, either because it did not distribute such income or such income consists of gains from certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, or (ii) attributable to dividends received by Catellus REIT from non-REIT corporations, such as taxable REIT subsidiaries, during the current taxable year will be taxable, to the extent designated by Catellus REIT, to individual stockholders as net capital gain at the maximum rate of 15%. Distributions in excess of its current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that the distributions do not exceed the adjusted tax basis of the stockholder’s shares. Rather, such distributions will reduce the adjusted basis of such shares. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. stockholder’s adjusted basis in its shares will be taxable as capital gains in the amount of such excess if the shares are held as a capital asset. If Catellus REIT declares a dividend in October, November or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, Catellus REIT will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

Catellus REIT may elect to designate distributions of its net capital gain as “capital gain dividends.” Capital gain dividends are taxed to stockholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. stockholder has held its shares. Thus, with certain limitations, capital gain dividends received by an individual U.S. stockholder may be eligible for preferential rates of taxation. Designations made by Catellus REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If Catellus REIT designates any portion of a dividend as a capital gain dividend, a U.S. Stockholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, Catellus REIT may designate all or part of its net capital gain as “undistributed capital gain.” Catellus REIT will be subject to tax at regular corporate rates on any undistributed capital gain.

A U.S. stockholder:

(1)	will include in its income as long-term capital gains its proportionate share of such undistributed capital gains; and

(2)	will be deemed to have paid its proportionate share of the tax paid by Catellus REIT on such undistributed capital gains and receive a credit or a refund to the extent that the tax paid by Catellus REIT exceeds the U.S. stockholder’s tax liability on the undistributed capital gain.

A U.S. stockholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The earnings and profits of Catellus REIT will be adjusted appropriately.

Catellus REIT will classify portions of any designated capital gain dividend or undistributed capital gain based on the source of such capital gain as either:

(1)	a 15% rate gain distribution, which would be taxable to most non-corporate U.S. stockholders at a maximum rate of 15%; or

(2)	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%.

Distributions made by Catellus REIT and gain arising from the sale or exchange by a U.S. stockholder of shares will not be treated as passive activity income, and as a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from Catellus REIT, other than distributions eligible for reduced rates for individual stockholders (“qualified dividend income”) generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of shares and qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable capital gains or dividend income will be taxed at ordinary income rates. Catellus REIT will notify stockholders regarding the portions of distributions for each year that constitute ordinary income, qualified dividend income, return of capital and capital gain. U.S. stockholders may not include in their individual income tax returns any net operating losses or capital losses of Catellus REIT. Catellus REIT’s operating or capital losses would be carried over by Catellus REIT for potential offset against future income, subject to applicable limitations.

Sales of Shares.    Upon any taxable sale or other disposition of shares, a U.S. stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between:

(1)	the amount of cash and the fair market value of any property received on the sale or other disposition; and

(2)	the holder’s adjusted basis in the shares for tax purposes.

This gain or loss will be a capital gain or loss if the shares have been held by the U.S. stockholder as a capital asset. The applicable tax rate will depend on the stockholder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the stockholder’s tax bracket. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate stockholders) to a portion of capital gain realized by a noncorporate stockholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Stockholders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. stockholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of Catellus REIT shares held for more than 12 months. In general, any loss recognized by a U.S. stockholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. stockholder from Catellus REIT that were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Stockholders

Provided that a tax-exempt stockholder has not held its common shares as “debt financed property” within the meaning of the Internal Revenue Code, the dividend income from Catellus REIT will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt stockholder. Similarly, income from the sale of shares will not constitute UBTI unless the tax-exempt stockholder has held its shares as debt financed property within the meaning of the Internal Revenue Code or has used the shares in a trade or business.

However, for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in Catellus REIT will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Internal Revenue Code, is tax- exempt under Section 501(a) of the Internal Revenue Code and holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a pension held REIT if it meets the following two tests:

(1)	it qualified as a REIT only by reason of Section 856(h)(3) of the Internal Revenue Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

(2)	either (a) at least one pension trust holds more than 25% of the value of the REIT’s stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception with respect to pension trusts. Based on both its current share ownership and the limitations on transfer and ownership of shares contained in its articles of incorporation, Catellus REIT does not expect to be classified as a pension held REIT.

U.S. Taxation of Non-U.S. Stockholders

Distributions by Catellus REIT.    Distributions by Catellus REIT to a non-U.S. stockholder that are neither attributable to gain from sales or exchanges by Catellus REIT of “U.S. real property interests” nor designated by Catellus REIT as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of Catellus REIT’s current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. stockholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. stockholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of current and accumulated earnings and profits that exceed the non-U.S. stockholder’s basis in its Catellus REIT common shares will be taxable to a non-U.S. stockholder as gain from the sale of common shares, which is discussed below. Distributions in excess of current or accumulated earnings and profits of Catellus REIT that do not exceed the adjusted basis of the non-U.S. stockholder in its common shares will reduce the non-U.S. stockholder’s adjusted basis in its common shares and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

Catellus REIT expects to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. stockholder unless:

(1)	a lower treaty rate applies and the non-U.S. stockholder files an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced treaty rate with Catellus REIT; or

(2)	the non-U.S. stockholder files an Internal Revenue Service Form W-8ECI with Catellus REIT claiming that the distribution is income effectively connected with non-U.S. stockholder’s trade or business.

Catellus REIT may be required to withhold at least 10% of any distribution in excess of its current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. stockholder is not liable for tax on the receipt of that distribution. However, a non-U.S. stockholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. stockholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. stockholder that are designated by Catellus REIT at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

(1)	the investment in the common shares is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain, except that a stockholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or

(2)	the non-U.S. stockholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by Catellus REIT of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. stockholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. stockholders will be taxed on this gain at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation.

Catellus REIT will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to foreign stockholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of Catellus REIT’s net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. stockholder’s United States federal income tax liability.

Although the law is not clear on the matter, it appears that amounts designated by Catellus REIT as undistributed capital gains in respect of the common shares held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by Catellus REIT of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by Catellus REIT on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by Catellus REIT were to exceed their actual United States federal income tax liability.

Sale of Catellus REIT Common Stock.    Gain recognized by a non-U.S. stockholder upon the sale or exchange of Catellus REIT common shares generally would not be subject to United States taxation unless:

(1)	the investment in the Catellus REIT common shares is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as domestic stockholders with respect to any gain;

(2)	the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

(3)	the Catellus REIT common shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

The Catellus REIT common shares will not constitute a United States real property interest if Catellus REIT is a domestically controlled REIT. Catellus REIT will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders.

Catellus REIT believes that it will be a domestically controlled REIT and, therefore, that the sale of Catellus REIT common shares would not be subject to taxation under FIRPTA. Because the Catellus REIT common shares will be publicly traded, however, Catellus REIT cannot guarantee it will be a domestically controlled REIT.

Even if Catellus REIT does not qualify as a domestically controlled REIT at the time a non-U.S. stockholder sells its Catellus REIT common shares, gain arising from the sale still would not be subject to FIRPTA tax if:

(1)	the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

(2)	the selling non-U.S. stockholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of Catellus REIT common shares were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Information Reporting and Backup Withholding Tax Applicable to Stockholders

U.S. Stockholders.    In general, information reporting requirements will apply to payments of distributions on Catellus REIT common shares and payments of the proceeds of the sale of Catellus REIT common shares to some stockholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax at the rate, currently, of 28% if:

(1)	the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2)	the Internal Revenue Service notifies the payer that the TIN furnished by the payee is incorrect;

(3)	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3906(c) of the Internal Revenue Code; or

(4)	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Some stockholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s United States federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Stockholders.    Generally, information reporting will apply to payments of distributions on Catellus REIT common shares, and backup withholding at a rate, currently, of 28% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of Catellus REIT common shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. stockholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. stockholder of Catellus REIT common shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. stockholder’s foreign status and has no actual knowledge to the contrary.

Other Tax Consequences for Catellus REIT and Its Stockholders

Catellus REIT and its stockholders will be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Catellus REIT and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders of Catellus REIT should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Catellus REIT.

A portion of Catellus REIT’s income will be earned through Catellus REIT’s taxable REIT subsidiaries.  The taxable REIT subsidiaries will be subject to federal and state income tax at the full applicable corporate rates. In addition, a taxable REIT subsidiary will be limited in its ability to deduct interest payments made to Catellus REIT.

To the extent that Catellus REIT and the taxable REIT subsidiaries are required to pay federal, state or local taxes, Catellus REIT will have less cash available for distribution to stockholders.

PROPOSAL 2

ELECTION OF DIRECTORS

There are eleven nominees for election to our board of directors. Each director is elected to serve annually until our next annual stockholders meeting and until his or her successor is elected and qualified. Each nominee has indicated a willingness to serve if elected. However, if any nominee should become unable to serve before the annual meeting, proxies voted for such nominees will be voted for the election of the replacement chosen by the board of directors. Management of Catellus has no reason to believe that any of the nominees will be unable or unwilling to serve if elected a director. Set forth below is certain information concerning the nominees, which is based on data furnished by them.

Following the merger, the directors of Catellus will become the directors of Catellus REIT.

NOMINEES TO THE BOARD OF DIRECTORS

Name of Nominee	Business Experience	Age	Year First Elected a Director

Joseph F. Alibrandi	Mr. Alibrandi has served as Chairman and Chief Executive Officer of Alibrandi Associates, L.L.C., a money management firm, since 2001. From 1985 until his retirement in 1999, Mr. Alibrandi served as Chairman of Whittaker Corporation, a diversified company with business activities in the aerospace and communications fields. From 1974 to 1994 and from 1996 to 1999, he also served as Chief Executive Officer of Whittaker Corporation. Mr. Alibrandi is currently a director of AeroVironment, Inc.	74	1989

Stephen F. Bollenbach	Mr. Bollenbach has served as President and Chief Executive Officer of Hilton Hotels Corporation since 1996. From 1995 to 1996, Mr. Bollenbach was Executive Vice President and Chief Financial Officer of The Walt Disney Company. From 1993 to 1995, he was President and Chief Executive Officer of Host Marriott Corporation. Mr. Bollenbach is currently Chairman of Park Place Entertainment Corporation, a gaming spin-off from Hilton, and a director of Hilton Group PLC and AOL/Time Warner, Inc.	60	1999

Daryl J. Carter	Mr. Carter has served as Co-Chairman of Capri Capital, L.P., a real estate investment company, since 1992.	47	1995

Richard D. Farman	Mr. Farman has served as Chairman Emeritus of Sempra Energy, an energy services holding company, since September 2000. From 1998 to 1999, he served as Chairman and CEO of Sempra Energy. From 1993 to 1998, he served as President, Chief Operating Officer, and Director of Pacific Enterprises, an energy services company. From 1993 to 1995, he was Chief Executive Officer of Southern California Gas Company, a subsidiary of Pacific Enterprises. Mr. Farman is currently a director of UnionBanCal; KCET, a nonprofit public service television station; and Executive Service Corps of Southern California, a nonprofit organization that provides management consulting to the nonprofit community.	67	1997

Name of Nominee	Business Experience	Age	Year First Elected a Director

Christine Garvey	Ms. Garvey has served as Global Head of Corporate Real Estate Services at Deutsche Bank AG London since May 2001. From December 1999 until April 2001, Ms. Garvey served as Vice President, Worldwide Real Estate and Workplace Resources at Cisco Systems, Inc. From 1997 to 1998, Ms. Garvey served as Group Executive Vice President, Commercial Real Estate Services Group of Bank of America NT&SA. From 1992 to 1997, Ms. Garvey served as Executive Vice President, Corporate Real Estate, Other Real Estate Owned, Sales and Property Management of Bank of America NT&SA.	57	1995

William M. Kahane	Mr. Kahane served as Non-Executive Chairman of our board of directors from May 1998 until May 2000. Since April 2000, he has served as Chief Executive Officer and as a director of Peracon, Inc., an Internet platform that facilitates the purchase and sale of commercial real estate. Mr. Kahane also serves as managing director of GF Capital Management, a financial advisory, real estate and wealth management firm providing services to entrepreneurial-oriented clients worldwide. In April 2003, Mr. Kahane was appointed as an independent trustee of American Financial Realty Trust, a self-administered, self-managed real estate investment trust. From 1981 until 1992, Mr. Kahane was in the investment banking department of Morgan Stanley & Co. Mr. Kahane has also served as Chairman of Milestone Partners Limited, a real estate investment banking company, since 1992.	55	1997

Leslie D. Michelson	Mr. Michelson has served as Vice Chairman and Chief Executive Officer of CaP CURE, the world’s largest private source of prostate cancer research funding, since December 2002. From May 2002 until December 2002, he served as President and Chief Executive Officer of CaP CURE. From August 2001 to May 2002, Mr. Michelson served as an investor, advisor and/or director for a portfolio of entrepreneurial health care, technology and real estate companies. From March 2000 to August 2001, Mr. Michelson served as Chief Executive Officer and as a director of Acurian, Inc., an Internet company that accelerates clinical trials for new prescription drugs. From 1999 to March 2000, Mr. Michelson served as Managing Director of Saybrook Capital, LLC, an investment bank specializing in the real estate and health care industries. From June 1998 to February 1999, Mr. Michelson served as Chairman and Co-Chief Executive Officer of Protocare, a manager of clinical trials for the pharmaceutical industry and disease management firm. From 1988 to 1998, Mr. Michelson served as Chairman and Chief Executive Officer of Value Health Sciences, Inc., an applied health services research firm.	52	1997

Name of Nominee	Business Experience	Age	Year First Elected a Director

Deanna W. Oppenheimer	Ms. Oppenheimer has served as President, Banking and Financial Services of Washington Mutual, Inc., a financial services company, since December 1999. Prior to that time, she served as President, Consumer Banking of the company from July 1999 to December 1999 and Executive Vice President, Consumer Banking from 1995 to July 1999. Ms. Oppenheimer is also a trustee and Chair-Elect of the Board of Trustees of the University of Puget Sound.	45	2001

Nelson C. Rising	Mr. Rising has served as our Chairman of the Board of Directors and Chief Executive Officer since May 2000. From 1994 through May 2000, Mr. Rising served as our President and Chief Executive Officer and as a Director.	61	1994

Thomas M. Steinberg	Mr. Steinberg has served as President of Tisch Family Interests since 1997. In this capacity, he manages and supervises investments for members of the Laurence A. Tisch and Preston R. Tisch families. From 1991 until 1997, he served as Managing Director of Tisch Family Interests. Formerly, he was a Vice President of Goldman Sachs & Co. Mr. Steinberg is currently Chairman of the Board of Directors of Gunther International, Ltd., and a director of Infonxx, Inc. and Ableco.	46	1994

Cora M. Tellez	Ms. Tellez served as President of the Health Plans Division of Health Net, Inc., a managed health care company, from January 2001 to April 2002. In 2000, she served as President of the Western Division of Health Net, Inc., and from 1998 to 1999, she served as President and Chief Executive Officer of Health Net of California, a division of Health Net, Inc. From 1997 to 1998, Ms. Tellez served as President and Chairman of Prudential HealthCare Plan of California, Inc., a health care company, and from 1994 to 1997, she served as Senior Vice President and Regional Chief Executive of the Bay Region for Blue Shield of California, a health insurance provider. Ms. Tellez is currently Chair of the Asian Pacific Fund, a non-profit organization, and a director of the S.H. Cowell Foundation and Mills College. She is also a director of the Institute for the Future, Holy Names College, and Philippine International Aid.	53	2001

The board of directors recommends a vote “FOR” the election as a director of each of the nominees listed above.

Arrangements Regarding Nominees

Under the terms of Mr. Rising’s employment agreement, the board of directors is required to use its best efforts to cause Mr. Rising to continue to be elected as a member of the board of directors through December 31, 2006. See “—Employment Agreements—Employment Agreement with Mr. Rising.”

FURTHER INFORMATION CONCERNING THE BOARD OF DIRECTORS

Board of Directors Meetings

The board of directors held 7 meetings in 2002. Each director attended at least 75% of the total number of meetings in 2002 of the board and of the committees of which that director was a member.

Board Committees

The board of directors has established an Audit Committee, a Compensation and Benefits Committee, a Corporate Governance Committee, and a Finance Committee. No member of these committees, other than the

Finance Committee, may be an employee of Catellus or any subsidiary. The current membership of each Committee and the number of meetings each Committee held in 2002, are as follows:

Name of Director	Audit	Compensation and Benefits	Corporate Governance	Finance
Joseph F. Alibrandi		Member	Member
Stephen F. Bollenbach		Member		Chairman
Daryl J. Carter	Chairman			Member
Richard D. Farman, Lead Independent Director	Ex Officio	Member	Chairman	Ex Officio
Christine Garvey			Member	Member
William M. Kahane	Member	Chairman
Leslie D. Michelson	Member	Member
Deanna W. Oppenheimer			Member	Member
Nelson C. Rising, Chairman				Member
Thomas M. Steinberg	Member			Member
Cora M. Tellez	Member		Member

Number of Meetings in 2002	4*	4	2	4

*	Members of the Audit Committee also participated in quarterly conference calls to review Catellus’ financial results. Beginning in the third quarter, these quarterly conference calls were noticed as formal meetings of the Audit Committee.

A copy of the Audit Committee’s charter, as amended, is attached as Annex E. Among other things, the Audit Committee:

•	Is directly responsible for the appointment, compensation and oversight of our independent accountants that we engage to audit our financial statements.

•	Pre-approves all non-audit services provided by our independent accountants but only to the extent such services are not prohibited under applicable law and do not impair the independence of our independent accountants.

•	Reviews the results of each audit by our independent accountants and discusses with them any factors, including, without limitation, the provision of any non-audit services, that may affect their independence.

•	Reviews our interim and year-end financial statements with management and our independent accountants.

•	Reviews our general policies and procedures regarding audits, accounting and financial controls, the scope and results of the auditing engagement, and the extent to which we have implemented changes suggested by our independent accountants.

The Compensation and Benefits Committee:

•	Sets the compensation of the chief executive officer and, based on the recommendations of the chief executive officer, of members of senior management reporting directly to the chief executive officer.

•	Exercises general review authority over compensation levels of all other corporate officers and key management personnel.

•	Reviews annually our compensation practices and salary administration procedures.

•	Reviews and approves changes in existing employment practices and employee benefit programs and approves new programs.

•	Administers performance award and stock option plans.

The Corporate Governance Committee:

•	Reviews and recommends changes to documents and practices relating to the governance of Catellus, the board, and its committees.

•	Sets guidelines for governance of Catellus and for performance of directors.

•	Reviews and recommends director nominations to the board.

•	Reviews and recommends committee and committee chair assignments to the board.

•	Reviews the performance of the chairman, lead independent director, and board.

The Finance Committee:

•	Reviews and approves financing arrangements and other transactions within a specified size range.

•	Recommends to the board larger financing arrangements and other transactions.

Directors’ Compensation

Each director who is not an employee of Catellus receives an annual retainer of $30,000, except Mr. Farman, our lead independent director, who receives $100,000. The chair of each committee also receives an annual retainer of $3,000. In addition, each non-employee director receives fees of: (i) $1,250 for attendance at each meeting of the board of directors, (ii) $1,200 for attendance by members of the Audit Committee at each meeting of the Audit Committee, and (iii) $1,000 for attendance at each meeting of any other board committee of which that director is a member, and, in Mr. Farman’s case, an ex officio member. Directors are also reimbursed for their out-of-pocket expenses for each board or committee meeting attended.

Each non-employee director also receives an automatic grant of an option to purchase 5,000 shares of common stock following each annual meeting of stockholders. The exercise price of each option is the closing stock price on the date of grant. Each option has a ten-year term and becomes exercisable in four equal installments on each of the first four anniversaries of the date of grant.

In addition, each non-employee director may irrevocably elect each year to defer any retainers or meeting fees for the following year and instead receive director stock units (“Director Stock Units”) in lieu of cash compensation. An election to defer must be made before the beginning of the calendar year in which the retainer or fee would otherwise be earned. The number of Director Stock Units to be credited to a director is calculated by dividing the amount of the deferred compensation by 90% of the closing price of our common stock on the date of the credit. We credit Director Stock Units on January 1 of each year for any deferred retainers, and they vest on a per diem basis over the course of that year. We credit Director Stock Units on December 31 of each year for any deferred meeting fees earned during that calendar year, and such units vest immediately. If a director dies, becomes disabled, or a change in control occurs and the director’s service as a director terminates thereafter, any unvested Director Stock Units vest immediately and all Director Stock Units are immediately distributed. Each director receives a distribution of common stock pursuant to vested Director Stock Units on the earlier of a date previously selected by the director (which may not be less than three years after the election is made) or January 1 following the director’s termination of service, except as described in the preceding sentence. We distribute common stock pursuant to Director Stock Units by issuing to the director an equivalent number of shares of our common stock, either in a lump sum or in a specified number of annual installments, as previously selected by the director. A Director Stock Unit has no voting rights until distributed as common stock.

These option grants and Director Stock Unit grants have been made pursuant to our amended and restated 1996 Performance Award Plan and our 2000 Performance Award Plan. If the 2000 Plan Amendment and the 2003 Performance Award Plan are approved by stockholders, future automatic stock option grants to non-employee directors will be made and Director Stock Units will be credited pursuant to the 2003 Performance Award Plan. See “Proposal 4—Approval of the 2003 Performance Award Plan.”

COMPENSATION OF EXECUTIVE OFFICERS

Executive Officers of the Company

Our executive officers are listed below. There were no family relationships between any executive officers and directors. All executive officers serve at the pleasure of the Board of Directors, subject to compliance with various employment agreements to which the Company and the officers are parties.

Name and Position	Business Experience	Age

Nelson C. Rising Chairman of the Board and Chief Executive Officer	See description under Board of Directors for Mr. Rising’s business experience.	61

Timothy J. Beaudin Executive Vice President	Mr. Beaudin was elected as Executive Vice President in September 2001. Before this election, Mr. Beaudin served as President of our Commercial Group, where he was responsible for managing our commercial development activities, asset management, property sales, and the property tax group. From January 1996 to early 1999, Mr. Beaudin served as our Senior Vice President, Property Operations.	44

C. William Hosler Senior Vice President and Chief Financial Officer	Mr. Hosler joined us as Senior Vice President and Chief Financial Officer in July 1999. From January 1998 to March 1999, Mr. Hosler served as the Chief Financial Officer for Capital Company of America, LLC. From 1995 to 1998, Mr. Hosler served as the Chief Financial Officer for Morgan Stanley & Co.—Morgan Stanley Real Estate Funds.	40

Vanessa L. Washington Senior Vice President and General Counsel	Ms. Washington joined the Company in December 2001 and has served as Senior Vice President and General Counsel since January 2002. Before joining the Company, Ms. Washington was associated with California Federal Bank from 1992 to 2001, and served as Senior Vice President, Corporate Secretary and Counsel from 1996 to 2001.	43

Paul A. Lockie Vice President and Controller	Mr. Lockie has served as Vice President and Controller since he joined us in February 1996.	44

Jaime L. Gertmenian Vice President, Human Resources and Administration	Ms. Gertmenian has been with us since October 1995 as Vice President of Human Resources and Administration.	36

Summary Compensation Table

Name and Principal Position	Year	Annual Salary	Annual Bonus (1)	Other Annual Compensation (2)	Securities Underlying Option Awards	All Other Compensation(3)
Nelson C. Rising Chairman and Chief Executive Officer	2002 2001 2000	$716,625 682,512 650,000	$1,885,000 1,919,530 1,491,750	— — —	— 500,000 1,000,000	$131,485 60,634 60,634

Timothy J. Beaudin Executive Vice President	2002 2001 2000	450,000 374,554 325,000	1,094,667 841,500 737,754	$16,403 12,930 13,972	— — 300,000	9,515 8,664 8,264

C. William Hosler Senior Vice President and Chief Financial Officer	2002 2001 2000	281,190 272,999 260,000	663,000 484,575 507,003	— — —	— — 240,000	9,515 8,664 8,264

Vanessa L. Washington(4) Senior Vice President and General Counsel	2002 2001 2000	250,000 13,302 —	410,000 — —	58 — —	— 100,000 —	9,515 — —

Paul A. Lockie Vice President and Controller	2002 2001 2000	179,812 172,917 148,750	93,009 90,000 75,000	336 331 309	10,000 10,000 40,000	9,107 8,664 8,239

(1)	Bonus includes (a) performance-based annual awards earned in that year, whether or not paid in a subsequent year; (b) a special bonus of $166,667 paid to Mr. Beaudin in April 2002 pursuant to his memorandum of understanding discussed in “—Employment Agreements” below; and (c) a hiring bonus of $130,000 paid to Ms. Washington in April 2002.

(2)	Perquisites did not, in the aggregate, exceed the lesser of $50,000 or 10% of the total of salary and bonus for each named executive. The amounts listed represent earnings in 2002 in excess of 120% of the applicable federal rate on amounts deferred by the named executive into a Declared Rate subaccount (as described below) under Catellus’ Deferred Compensation Program (as described below). Each of the named executives is eligible to participate in a non-qualified deferred compensation program (the “Deferred Compensation Program”). Under this program, an executive may elect to defer a portion of his or her base salary, and a portion or all of his or her bonus. Amounts deferred are credited to a bookkeeping account for the executive, together with the investment returns or losses (“Earnings”) that would have accrued to the account if it were invested in various investment options selected by the executive. An executive who retires at age 59½ or who has more than ten years of service will be vested in an additional 25% of positive Earnings. Amounts deferred under the program into the Declared Rate subaccount are credited with a rate (the “Declared Rate”) based on the 120 month rolling average of ten-year U.S. Treasury Notes as of August 31 of the preceding year (rate is enhanced after age 59½ or ten years of service). Amounts deferred into the other subaccounts in the Deferred Compensation Program are subject to fluctuations in value, depending on the performance of the simulated financial investments selected by the executive.

(3)	The amounts listed for 2002 represent (a) our contributions to the executives’ Profit Sharing & Savings Plan and Trust of $4,000 for each of the named executives, except Mr. Lockie who received $3,592; (b) a $5,515 matching 401(k) contribution for each named executive; and (c) for Mr. Rising, a life insurance premium of $51,970 and a one-time payment of $70,000 awarded by the Compensation and Benefits Committee, which was deferred until Mr. Rising’s retirement.

(4)	Ms. Washington joined Catellus in December 2001 and was elected as Senior Vice President and General Counsel effective as of January 14, 2002.

Option Grants in 2002

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees In 2002	Per Share Exercise or Base Price	Expiration Date	5%	10%
Nelson C. Rising	—	—	—	—	—	—
Timothy J. Beaudin	—	—	—	—	—	—
C. William Hosler	—	—	—	—	—	—
Vanessa L. Washington	—	—	—	—	—	—
Paul A. Lockie	10,000	2.23%	$18.05	11/24/2012	$113,515	$287,671

(1)	The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future price of our common stock. We do not endorse the accuracy of this model, or any other model, for valuing options. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock, overall market conditions, and the option holders’ continued employment through the vesting period. The potential realizable value calculation assumes that the optionholder waits until the end of the option term to exercise the entire option. This table does not take into account any actual change in the price of our common stock from the date of grant to the current date. If the market price of our common stock does not appreciate over the option term, no value will be realized from the option grants made to the named officers.

Aggregated Option Exercises and Fiscal Year-End Option Holdings

			Number of Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Nelson C. Rising	—	—	2,250,000	900,000	$22,246,250	$3,400,000
Timothy J. Beaudin	—	—	589,800	160,200	6,005,230	1,017,270
C. William Hosler	—	—	336,840	203,160	1,576,434	1,102,566
Vanessa L. Washington	—	—	25,000	75,000	60,000	180,000
Paul A. Lockie	—	—	22,500	37,500	133,100	163,300

The table above gives information on the value (stock price less exercise price) of the options held by the named executive officers at year-end using the closing trading price ($19.85) of our common stock on December 31, 2002. An option is “in the money” if the market value of the common stock exceeds the exercise price of the options. This value does not reflect the actual value of the options using a Black-Scholes option pricing model.

Certain Relationships and Related Transactions

Mr. Bollenbach, a director, is President and Chief Executive Officer of Hilton Hotels Corporation (“Hilton”), which has common investments with Catellus in two hotels: the New Orleans Riverside Hilton Hotel, located in New Orleans, Louisiana, and the Embassy Suites Hotel located in San Diego, California. These investments pre-date both Mr. Bollenbach’s tenure as an officer of Hilton Hotels Corporation and his tenure as a member of our board of directors. Our share of the partnership distributions from these properties in 2002 totaled approximately $6.1 million.

•

The New Orleans Riverside Hilton Hotel is owned by International Rivercenter, a limited partnership, and managed by Hilton under a management contract with the partnership. Catellus owns a 25.2% general partnership interest in International Rivercenter and Hilton owns a 67.4% general partnership interest. Catellus and Hilton also each own a 38.75% partnership interest in New Orleans Rivercenter, a general partnership that owns an eight-acre parcel of land adjacent to the New Orleans Riverside Hilton Hotel. The remaining 22.5% partnership interest in this land parcel is held by New Orleans International Hotel, a limited partnership, in which Catellus owns a 15.9% limited partnership interest and Hilton owns a 29.5% limited partnership interest. All remaining interests in the foregoing partnerships are held by unrelated parties.

•	The Embassy Suites Hotel in San Diego, California is owned by Pacific Market Investment Company, a general partnership, equally owned by Catellus and Embassy Suites, Inc. Embassy Suites, Inc. manages that hotel under a management agreement with the partnership, and Embassy Suites, Inc. has been a subsidiary of Hilton since November 1999.

Under the REIT conversion, the owner of the New Orleans Riverside Hilton Hotel and the Embassy Suites Hotel, respectively, will continue to exist as the property owner, or Owner, and the current Catellus entity having the ownership interest in the Owner will become part of Catellus REIT. The respective Owner in turn will lease the hotel to a new entity, or Tenant, and the Tenant will assume the responsibility to pay Hilton under the management agreement. Each respective joint venture partner (or its designee) will have the same ownership interest in Tenant as it does in the Owner, with Catellus’ ownership interest in the Tenant being held by a taxable REIT subsidiary.

Ms. Oppenheimer, a director since May 2001, is President of Banking and Financial Services of Washington Mutual, Inc., a financial services company. Washington Mutual Bank, FA, a subsidiary of Washington Mutual, Inc., made a construction loan to us on April 5, 2001, in the principal amount of $9.9 million, payable at an interest rate of 30-day LIBOR plus 2.0%. The balance outstanding on that loan as of March 11, 2003 was $6.3 million. In addition, Washington Mutual, Inc. has merged with Bank United Corp., which made a construction loan to us on September 15, 2000 in the principal amount of $9.75 million, payable at an interest rate of 30-day LIBOR plus 2.5%. That loan was paid in full on July 23, 2002. Catellus believes that the terms of each of the foregoing transactions are no less favorable to Catellus than the terms obtainable in an arm’s length transaction with an independent third party.

In the normal course of business, we build buildings for and lease space to businesses similar to those with which some of our directors are affiliated. We have entered into two five-year leases with Washington Mutual Bank for premises of approximately 40,000 square feet and 25,947 square feet, respectively, owned by a subsidiary of Catellus in Northridge, California. In addition, we have entered into a ten-year lease with Washington Mutual Bank for premises of approximately 50,922 square feet located in a building owned by Catellus located in Coppell, Texas. Catellus believes that the proposed terms of each of the foregoing transactions are no less favorable to Catellus than the terms obtainable in an arm’s length transaction with an independent third party. We may, in the future, discuss other transactions of these types with businesses with which our directors are affiliated. Any such transactions will be approved by a majority of the disinterested directors.

On December 22, 2000, we made an unsecured loan of $1,000,000 to Mr. Rising, Chairman of our board of directors and Chief Executive Officer, pursuant to the terms of his employment agreement. Principal is payable in three equal installments on the first three anniversaries of the termination of Mr. Rising’s employment. Interest on the unpaid principal at the rate of 5.87% per annum is payable on February 28 of each year until all principal and interest amounts are paid in full.

In April 1999, we made an interest-free loan of $500,000 to Mr. Beaudin, our Executive Vice President, for the purchase or construction of a residence in connection with his relocation to the Denver, Colorado area, pursuant to the terms of his employment agreement. The loan was repaid in full on June 12, 2003.

Compensation Committee Interlocks and Insider Participation

During 2002, Messrs. Alibrandi, Bollenbach, Farman, Kahane, and Michelson served as members of the Compensation and Benefits Committee. None of the members of the Compensation and Benefits Committee has ever been an employee or officer of Catellus. However, Mr. Bollenbach, a director, is President and Chief Executive Officer of Hilton Hotels Corporation, which has two hotel investments with Catellus. See “—Certain Relationships and Related Transactions.”

EMPLOYMENT AGREEMENTS

Summarized below are the employment agreements or memoranda of understanding with our named executive officers. The Compensation and Benefits Committee may award different or additional compensation from that which is described below. See “—Report of the Compensation and Benefits Committee” below.

Employment Agreement With Mr. Rising

We have an employment agreement with Mr. Rising that provides that he will serve as Chairman and Chief Executive Officer until December 31, 2006, and that the board of directors will use its best efforts to cause him to continue to be elected as a member of the board throughout the term of his employment. The employment agreement provides for a minimum base salary which will be increased by 5% each year, stock option awards, as well as an annual target bonus that is approved by the Compensation and Benefits Committee. For more information regarding our compensation program, see “—Report of the Compensation and Benefits Committee” below.

Mr. Rising’s current employment agreement also provides for a retirement benefit comprised of an annual contribution (“Annual Credit”) to his account in Catellus’ Deferred Compensation Plan, to be made after the determination of his bonus for each calendar year, in an amount equal to the present value of an annuity that would (i) pay to Mr. Rising, during his lifetime, an amount equal to 5% of the sum of his average annual salary and bonus earned for the three calendar years completed immediately prior to the date on which the Annual Credit is determined and (ii) pay to Mr. Rising’s wife after his death, if she survives him, for her lifetime, one-half of the annual amount payable to Mr. Rising. In the event that Mr. Rising’s employment with Catellus terminates by reason of death, disability, constructive discharge (such as reduction in his salary or maximum bonus potential or a failure to elect him as a member of the board) or without cause, Catellus will credit Mr. Rising’s Deferred Compensation Plan account with an amount equal to the product of the Annual Credit and the number of years between January 1 of the year in which termination occurs and December 31, 2006. The agreement provides that the Annual Credit in any year will not exceed $1,000,000 and the total Annual Credits will not exceed $7,000,000. On January 1, 2002, Catellus credited Mr. Rising’s Deferred Compensation Plan account with $2,000,000 as a replacement for, and in full satisfaction of, Catellus’ obligations to provide a retirement benefit under Mr. Rising’s prior employment agreement.

Mr. Rising’s employment can be terminated by either party at any time, with or without cause. If Mr. Rising’s agreement is terminated for any reason other than for cause or his voluntary resignation, he will receive a pro rata share of that year’s target bonus payment. In addition, if we terminate his employment for any reason other than for cause, or in the event of his death, disability or constructive discharge, Mr. Rising is entitled to receive, over a period of up to 24 months, payments in the aggregate equal to two times his average annual salary and bonus for the three preceding years, and all of his stock options become immediately exercisable.

If, however, Mr. Rising is constructively discharged or terminated without cause within 12 months after a change of control of Catellus, then he will, instead, receive a lump sum payment of three times his average annual salary and bonus for the three preceding years. In addition, all of his stock options will become immediately exercisable. If Mr. Rising incurs an excise tax under Section 4999 of the Internal Revenue Code (relating to “excess parachute payments”) with respect to any payments he receives from Catellus and the acceleration of the vesting of his options, and if his “excess parachute payments” are at least 110% of the amount of the parachute payments that he could have received without being subject to any excise tax under Section 4999, we will make a “gross-up” payment to Mr. Rising to make him whole for this excise tax and any income and employment taxes which apply to the gross-up payment.

For these purposes, a change of control generally includes:

•	Acquisitions of 25% or more of our voting stock by one person or group;

•	Changes in membership on our board of directors such that directors who are currently on the board of directors, and those nominated by the then-current directors, are no longer a majority of the board;

•	Consummation by our stockholders of any reorganization in which our stockholders before the reorganization do not own at least 50% of the voting stock of Catellus or the surviving entity after the reorganization; or

•	Consummation by our stockholders of any complete liquidation or dissolution of Catellus, or of any sale of substantially all of our assets.

Pursuant to the terms of Mr. Rising’s prior employment agreement, Catellus provided him with an unsecured loan of $1,000,000 on December 22, 2000. For more information regarding this loan, see “—Certain Relationships and Related Transactions” above.

Memorandum of Understanding With Mr. Beaudin

We have a Memorandum of Understanding (“MOU”) with Mr. Beaudin dated as of February 7, 2001. Mr. Beaudin was elected Executive Vice President on September 26, 2001. The MOU provides for a minimum base salary subject to annual review, as well as an annual target bonus that is approved by the Compensation and Benefits Committee. For more information regarding our compensation program, see “—Report of the Compensation and Benefits Committee” below. In addition, the MOU provides that Mr. Beaudin is entitled to receive a special bonus of $166,667 on each April 6th of 2002, 2003, and 2004, if he has (i) remained continuously employed by Catellus throughout the period ending on the date the special bonus payment is otherwise due, and (ii) not sold any common stock of Catellus on or before the date the special bonus payment is otherwise due, unless that stock was acquired pursuant to the exercise of an option that was scheduled to expire by its terms within one year of the date of exercise.

Pursuant to the terms of his prior employment agreement, Mr. Beaudin received an interest-free loan from Catellus of $500,000 on April 6, 1999. This loan was repaid in full on June 12, 2003. For more information regarding this loan, see “—Certain Relationships and Related Transactions” above.

Mr. Beaudin’s employment may be terminated by either party at any time, with or without cause. If we terminate his employment for any reason other than for cause, or in the event of his death or disability, or if he resigns for “good reason” (such as reduction in his salary or reduction in his responsibilities), Mr. Beaudin is entitled to receive, over a 24-month period, payments in the aggregate equal to two times his average annual salary and bonus for the three preceding years, and all of his stock options will become immediately exercisable.

If, however, Mr. Beaudin is terminated without cause or resigns for “good reason” within 12 months after a change of control, then he will, instead, receive a lump sum payment of three times his average annual salary and bonus for the three preceding years, and all of his stock options will become immediately exercisable. Mr. Beaudin is entitled to receive a gross-up payment for any excise tax liability he may incur, on the same terms and conditions as in Mr. Rising’s employment agreement, described above. A change of control here has the same meaning as in Mr. Rising’s employment agreement.

Memorandum of Understanding With Mr. Hosler

We have a Memorandum of Understanding with Mr. Hosler that provides that he will serve as Senior Vice President and Chief Financial Officer. The MOU provides for a minimum base salary subject to annual review, as well as an annual target bonus that is approved by the Compensation and Benefits Committee. For more information regarding our compensation program, see “—Report of the Compensation and Benefits Committee” below. Mr. Hosler is subject to the same termination provisions as are described with respect to Mr. Beaudin’s agreement, above.

Employment Letter Agreement With Mr. Lockie

We have a letter agreement regarding employment with Mr. Lockie that provides that he will serve as Vice President—Controller. The letter agreement provides for a minimum base salary, stock option awards, as well as an annual target bonus as may be made available under Catellus’ bonus program. For more information regarding our compensation program, see “—Report of the Compensation and Benefits Committee” below.

Memorandum of Understanding With Ms. Washington

We have a Memorandum of Understanding with Ms. Washington that provides that she will serve as Senior Vice President and General Counsel. The MOU provides for a minimum base salary subject to annual review, as well as an annual target bonus that is approved by the Compensation and Benefits Committee. For more information regarding our compensation program, see “—Report of the Compensation and Benefits Committee” below. Ms. Washington’s employment may be terminated by either party at any time, with or without cause. If we terminate her employment for any reason other than for cause, or if she resigns for “good reason” (such as reduction in her salary or reduction in her responsibilities), Ms. Washington is entitled to receive payments in the aggregate equal to her then one year base salary and 100% of her targeted annual bonus for the calendar year, prorated for actual months of service during such year, and all of her stock options will become immediately exercisable. If, however, Ms. Washington is terminated without cause or resigns for “good reason” within 12 months after a change of control, then she will, instead, receive a lump sum payment of two times her average annual salary and bonus for the two preceding years (or, in the event of a change in control that occurs prior to December 31, 2003, two times her then annual salary and the then current annual maximum cash bonus potential for the year), and all of her stock options will become immediately exercisable. A change of control here has the same meaning as in Mr. Rising’s employment agreement, described above.

REPORT OF THE COMPENSATION AND BENEFITS COMMITTEE

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the following report of the Compensation and Benefits Committee of our board of directors shall not be incorporated by reference into any such filing and shall not otherwise be deemed filed under either Act, except to the extent we specifically incorporate this information by reference.

This report is presented by the Compensation and Benefits Committee (“Compensation Committee”) of the board of directors of Catellus Development Corporation (“Company”). In this report, we will describe:

•	The process for setting compensation policy

•	The compensation policy for the executive officers of the Company and certain key executives of its operating subsidiaries

•	Compensation of the Chairman and Chief Executive Officer for 2002

•	Certain tax matters

Process for Setting Compensation Policy

The Compensation Committee, which is composed entirely of independent outside directors, sets the Company’s compensation policies. The Compensation Committee makes all material decisions regarding the compensation of the Chairman and Chief Executive Officer, Nelson C. Rising. Based on the recommendations of Mr. Rising, the Compensation Committee also reviews and approves the compensation of the executive officers of the Company and certain key executives of the Company’s operating subsidiaries (“Senior Executives”).

The Compensation Committee has retained Mercer Human Resource Consulting to advise it on the development and implementation of incentive compensation programs and to assess compensation practices of comparable real estate companies. As part of the assessment, Mercer considers a composite of companies that reflects the unusual breadth of the Company’s activities within the real estate industry and examines the Company’s ability to attract and retain outstanding employees in light of their alternative opportunities. The list of companies considered in this analysis is reevaluated and updated periodically. The Compensation Committee has also retained FPL Associates L.P. to advise it in connection with the effect of the proposed REIT conversion on stock options held by executives and key employees of Catellus and its operating subsidiaries.

The Compensation Committee integrates the Company’s compensation policy with its business plan and goals. The Compensation Committee believes that the Company’s compensation program has contributed materially to stockholder value because it has made the compensation of Senior Executives substantially dependent upon the accomplishment of the Company’s goals to enhance stockholder value. The Compensation Committee continuously monitors the Company’s executive compensation program, and makes modifications when it believes that these modifications will improve the program and will further enhance stockholder value. The Compensation Committee expects to make changes to the compensation program, as needed, to reflect the Company’s evolving needs.

Compensation Policy for Senior Executives

It is the policy of this Compensation Committee to establish specific compensation programs that:

•	Provide a competitive total compensation opportunity, the actual level of which is commensurate with performance, to attract, retain, and motivate highly talented executives.

•	Emphasize achievement of important financial, operational, and strategic objectives.

•	Link compensation to performance by establishing meaningful performance objectives tied to the Company’s annual operating plan.

The compensation program for Senior Executives consists of base salary, cash bonuses, and long-term incentive compensation in the form of stock options, with a major proportion of the total compensation opportunity in cash bonuses and long-term incentive compensation. The Compensation Committee believes that having a substantial portion of compensation contingent upon performance aligns the interests of Senior Executives with those of stockholders and enhances value to stockholders. In the view of the Compensation Committee, the program fully satisfied these goals in 2002.

Base salaries for Senior Executives are determined by evaluating the Senior Executive’s responsibilities, experience, and skills, and by reference to the competitive marketplace for executives, including a comparison to base salaries for comparable positions at comparable businesses with some executives above the median and some below. Base salaries of the Senior Executive group, on average, approximated the median of base salaries of executives with similar responsibilities at comparable businesses. With the addition of performance-based bonuses, the total cash compensation of some of the Company’s Senior Executives reached or exceeded the 75th percentile, commensurate with performance, compared to total cash compensation at comparable businesses.

In 2001, the Compensation Committee established for each Senior Executive a set of goals that was required to be met to attain various levels of bonus, up to 312.5% of base salary for Mr. Rising and up to 250% of base salary for other Senior Executives. The actual award amount for each Senior Executive is determined by evaluating the performance of the Senior Executive in comparison to these goals. The most heavily-weighted goals for Senior Executives have historically been goals relating to the growth of the Company, as measured by earnings before depreciation and deferred taxes (EBDDT) per share, both in actual terms and relative to the performance of peer companies, and planned growth of EBDDT per share for the coming year, as approved by the board of directors. Recently the board of directors decided to convert the Company to a Real Estate Investment Trust (“REIT”), subject to stockholder and final board approval. As such, EBDDT ceases to be an appropriate measure on a going-forward basis. For the 2002 bonus, the Compensation Committee chose not to provide the portion of the award attributable to planned EBDDT growth per share. Instead, the Committee chose to make a special, one-time, cash award based principally upon a subjective assessment of management’s success in positioning the Company for enhancing stockholder value in the future.

Consistent with the provisions of the 2000 Performance Award Plan, the Company makes periodic grants of stock options to executives, senior managers, and other key employees. In 2000, the Company made grants of stock options to several Senior Executives designed to cover three years of long-term incentives, and a grant to Mr. Rising designed to cover five years of long-term incentives.

Compensation of the Chairman and Chief Executive Officer for 2002

In accordance with his existing employment agreement and the bonus plan for Senior Executives adopted for 2002, Mr. Rising received a base salary of $716,625 in 2002 and was eligible for a target bonus of 125% of his base salary and a maximum bonus of 312.5% of his base salary. For 2002, the Compensation Committee awarded Mr. Rising a cash bonus of $1,885,000, which represents 263% of his salary ($1,163,000 based on the actual and relative growth of the Company’s EBDDT and $272,000 based on his contribution to positioning the Company for future growth and the proposed REIT conversion. Additionally, the Compensation Committee awarded Mr. Rising a one-time payment of $70,000 that was deferred until Mr. Rising’s retirement. The bonus award and one-time payment were made in recognition of his effective leadership of the Company, as demonstrated by:

•	The successful completion of an assessment of our strategic direction.

•	The outstanding results of the Company’s operations in 2002, with a 12.4% increase in earnings before depreciation and deferred taxes over 2001.

•	The recruiting, motivation, and retention of an exceptional management team.

•	Successfully managing the Company during challenging economic times.

•	Positioning the Company for future growth through strategic property acquisitions and financing strategies and the entitlement of the Company’s existing properties.

Certain Tax Matters

U.S. tax law limits the deductibility for federal income tax purposes of certain compensation paid to the Chief Executive Officer or any of the four other most highly compensated executive officers. The Company intends to structure the compensation program to maximize the deductibility of compensation to the extent feasible, consistent with the goals for its executive compensation programs.

Compensation and Benefits Committee

William M. Kahane, Chairman

Joseph F. Alibrandi

Stephen F. Bollenbach

Richard D. Farman

Leslie D. Michelson

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table provides information about stockholders that beneficially own more than 5% of our common stock.

Name and Address	Shares of Common Stock Beneficially Owned	Percent of Class(1)	Pro forma Percent of Common Stock Beneficially Owned(2)

California Public Employees’ Retirement System (CalPERS)(3)	8,182,276	9.3%	9.2%
Lincoln Plaza, 400 P Street
Sacramento, California 95814

Harris Associates, L.P.(4)	6,407,881	7.3%	7.2%
Two North LaSalle Street, Suite 500
Chicago, Illinois 60602

Third Avenue Management LLC(5)	5,683,511	6.5%	6.4%
707 Third Avenue
New York, New York 10017-2023

Southeastern Asset Management, Inc.(6)	4,989,700	5.7%	5.6%
6410 Poplar, Suite 900
Memphis, Tennessee 38119

(1)	Percentage ownership is calculated using Catellus’ total issued and outstanding common stock as of May 31, 2003.

(2)	The information in this column is presented as if the REIT conversion and other transactions discussed in this proxy statement/prospectus have occurred and is intended to show the impact of those transactions on the amount of securities held by the persons listed in this table. The percentage ownership was determined by calculating the number of shares held on the basis of (i) the total number of shares beneficially owned as of dates supplied in this table; (ii) plus any restricted stock to be issued in the stock option exchange offer; and (iii) plus special awards of up to 168,296 shares of restricted stock that may be granted to certain executive officers. As to (ii) above, the restricted stock will be subject to a vesting schedule, forfeiture risk and other restrictions. See “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan—General Description of Proposed Stock Option Exchange Offer.” As to (iii) above, the restricted stock will be subject to a vesting schedule, forfeiture risk and other restrictions. See “Terms of the Merger—Interests of Directors and Executive Officers of Catellus Pursuant to the Merger.”

(3)	Based upon information in a Schedule 13D filed by CalPERS on December 17, 2001.

(4)	Based upon information in a Form 13F filed by Harris Associates, L.P. on May 13, 2003.

(5)	Based upon information in a Schedule 13G/A filed by Third Avenue Management LLC on January 29, 2003.

(6)	Based upon information in a Schedule 13G/A filed by Southeastern Asset Management, Inc. on January 10, 2003.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows how much of our common stock each director and named executive officer beneficially owned, and the amount owned by all current directors and executive officers as a group, as of June 13, 2003. Each person has sole voting and investment power over the shares shown unless otherwise indicated.

Beneficial Owner	Shares of Common Stock Beneficially Owned (1)	Percent of Common Stock Owned	Pro forma Shares of Common Stock Beneficially Owned (2)	Pro forma Percent of Common Stock Beneficially Owned (2)
Joseph F. Alibrandi (3)	38,245	*	39,612	*
Stephen F. Bollenbach (4)	26,190	*	25,980	*
Daryl J. Carter (5)	41,893	*	43,260	*
Richard D. Farman (6)	34,893	*	36,260	*
Christine Garvey (7)	32,371	*	33,738	*
William M. Kahane (8)	42,673	*	44,040	*
Leslie D. Michelson (9)	22,994	*	24,361	*
Deanna W. Oppenheimer (10)	5,893	*	6,622	*
Nelson C. Rising (11)	2,339,727	2.6%	2,583,554	2.9%
Thomas M. Steinberg (12)	15,451	*	20,770	*
Cora M. Tellez (13)	12,384	*	13,113	*
Timothy J. Beaudin (14)	441,544	*	496,014	*
C. William Hosler (15)	472,091	*	485,220	*
Vanessa L. Washington (16)	25,000	*	48,374	*
Paul A. Lockie (17)	32,500	*	36,363	*
All current directors and executive officers as a group (16 persons)	3,942,516	4.3%	4,362,423	4.7%

*	Less than one percent.

(1)	In addition to shares held directly, the number of shares shown as beneficially owned includes (i) shares subject to options that are exercisable within 60 days of June 13, 2003; (ii) stock equivalent shares held indirectly through the Catellus Company Stock Fund of Catellus’ 401(k) Plan; and (iii) non-voting Director Stock Units which have been credited as described under “Directors’ Compensation.” All Director Stock Units have vested, unless otherwise noted below.

(2)	The information in these columns is presented as if the REIT conversion and other transactions discussed in this proxy statement/prospectus have occurred and is intended to show the impact of those transactions on the amount of securities held by the persons listed in this table. The number held was determined on the basis of (i) the total number of shares beneficially owned as of June 13, 2003; (ii) plus any restricted stock to be issued in the stock option exchange offer; (iii) plus special awards of up to 168,296 shares of restricted stock that may be granted to certain executive officers; and (iv) minus any options that were unvested as of December 1, 2002 and which subsequently vested and are exercisable within 60 days of June 13, 2003. As to (ii) above, the restricted stock will be subject to a vesting schedule, forfeiture risk and other restrictions. See “Proposal 3 – Approval of the Amendment to the 2000 Performance Award Plan – General Description of Proposed Stock Option Exchange Offer.” As to (iii) above, the restricted stock will be subject to a vesting schedule, forfeiture risk and other restrictions. See “Terms of the Merger – Interests of Directors and Executive Officers of Catellus Pursuant to the Merger.” As to (iv) above, see “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan – General Description of Proposed Stock Option Exchange Offer.”

(3)	Mr. Alibrandi. Includes 14,971 Director Stock Units, 1,680 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; 384 shares held in a revocable trust of which Mr. Alibrandi is trustor, trustee, and beneficiary; and 18,750 shares subject to options.

(4)	Mr. Bollenbach. Includes 13,690 Director Stock Units, 1,736 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 12,500 shares subject to options.

(5)	Mr. Carter. Includes 18,143 Director Stock Units, 1,736 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 23,750 shares subject to options.

(6)	Mr. Farman. Includes 5,704 Director Stock Units and 13,750 shares subject to options.

(7)	Ms. Garvey. Includes 8,621 Director Stock Units, 420 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 23,750 shares subject to options.

(8)	Mr. Kahane. Includes 28,923 Director Stock Units, 1,736 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 13,750 shares subject to options.

(9)	Mr. Michelson. Includes 9,244 Director Stock Units, 840 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 13,750 shares subject to options.

(10)	Ms. Oppenheimer. Includes 2,143 Director Stock Units, 840 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 3,750 shares subject to options.

(11)	Mr. Rising. Includes 2,250,000 shares subject to options. This figure does not include 35,000 shares held by the Rising Family Foundation, a nonprofit charitable foundation of which Mr. Rising and his wife are the sole directors, and 4,375 shares held by a trust of which Mr. Rising’s adult son, Christopher Rising, is trustee. Mr. Rising disclaims beneficial ownership of the shares held by the Rising Family Foundation and the shares held in trust by his son.

(12)	Mr. Steinberg. Includes 7,312 Director Stock Units, 840 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year.

(13)	Ms. Tellez. Includes 6,834 Director Stock Units, 1,680 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; and 3,750 shares subject to options.

(14)	Mr. Beaudin. Includes 411,825 shares subject to options.

(15)	Mr. Hosler. Includes 467,760 shares subject to options.

(16)	Ms. Washington. All shares are subject to options.

(17)	Mr. Lockie. All shares are subject to options.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Securities Exchange Act requires our executive officers, directors, and stockholders who own more than 10% of our stock to file reports of ownership and any changes in ownership with the Securities and Exchange Commission. Due to a courier error, a Form 5 for Christine Garvey was filed one day after the required deadline. In addition, a Form 4 for Jaime Gertmenian was filed after the required deadline, and an amended Form 5 and Form 3 was filed for Paul Lockie and Vanessa Washington, respectively, each to reflect one previously unreported option grant. Based solely on our review of copies of the Section 16(a) reports, and on written statements from our executive officers and directors, we believe that all other required reports of executive officers and directors were filed on time in 2002.

AUDIT COMMITTEE REPORT

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the following report of the Audit Committee of our board of directors shall not be incorporated by reference into any such filing and shall not otherwise be deemed filed under either Act, except to the extent we specifically incorporate this information by reference.

The Audit Committee of the Catellus Development Corporation (“Company”) board of directors is composed of five independent Directors and operates under a written charter adopted by the board of directors. Each member of the Audit Committee is “independent” as defined under the New York Stock Exchange listing standards. The current members of the Audit Committee are Daryl J. Carter (Chairman), William M. Kahane, Leslie D. Michelson, Thomas M. Steinberg, and Cora M. Tellez.

Management is responsible for internal accounting and financial controls, the financial reporting process, the internal audit function, and compliance with legal and ethics programs. The Company’s independent accountants, PricewaterhouseCoopers LLP, are responsible for performing an independent audit of consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report on that audit. The Audit Committee’s responsibility is to monitor and oversee these processes and report its findings to the Board. In addition, the Audit Committee is responsible for the appointment and compensation of our independent accountants.

In this context, the Audit Committee has met and held discussions with management and PricewaterhouseCoopers LLP. Management represented to the Audit Committee that the consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers LLP. The Audit Committee also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU §380) and other relevant auditing standards.

PricewaterhouseCoopers LLP has also provided to the Audit Committee the written disclosures and letter regarding auditor independence required by the American Institute of Certified Public Accountants, and the Audit Committee has discussed with PricewaterhouseCoopers LLP its independence from the Company.

Based on the Audit Committee’s discussion with management and PricewaterhouseCoopers LLP and its review of management’s representations and the report of PricewaterhouseCoopers LLP to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

Audit Committee

Daryl J. Carter, Chairman

William M. Kahane

Leslie D. Michelson

Thomas M. Steinberg

Cora M. Tellez

AUDITOR FEES AND INDEPENDENCE

Audit Fees

The following table shows the aggregate fees billed or expected to be billed for professional services rendered by PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2002 and December 31, 2001, for (i) the audit of our annual consolidated financial statements and reviews of the financial statements included in our Forms 10-Q and 10-K; (ii) audits of consolidated subsidiaries; and (iii) extended audit procedures requested by management or the Audit Committee.

	2002	2001
Audit Fees	$533,250	$563,544

Audit-Related Fees

The following table shows the aggregate fees billed or expected to be billed for assurance and related services rendered by PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2002 and December 31, 2001. These fees were billed for the following services: (i) employee benefit plan audits, (ii) audits of joint ventures and other equity method investments; and (iii) consultation concerning financial accounting and reporting standards.

	2002	2001
Audit-Related Fees	$145,500	$177,960

Tax Fees

The following table shows the aggregate fees billed or expected to be billed for tax services rendered by PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2002 and December 31, 2001. These fees were billed for the following services: (i) tax compliance, including the preparation of original and amended tax returns; and (ii) tax consultation and planning.

	2002	2001
Tax Fees	$220,550	$136,700

All Other Fees

The following table shows the aggregate fees billed or expected to be billed for services rendered by PricewaterhouseCoopers LLP, other than the services covered in “Audit Fees”, “Audit-Related Fees”, and “Tax Fees” above, for the fiscal years ended December 31, 2002 and December 31, 2001. These fees were billed for services relating to information technology consulting.

	2002	2001
All Other Fees	$11,699	$37,473

Determinations by Audit Committee

The Audit Committee of the board of directors determined in early 2002 that the provision of certain non-audit services in 2002 was compatible with maintaining the independent accountants’ independence. The Audit Committee pre-approves all non-audit services provided by our independent accountants, but only to the extent that the non-audit services are not prohibited under applicable law and the Committee reasonably determines that the non-audit services do not impair the independence of the independent accountants.

COMPARISON OF CUMULATIVE TOTAL RETURNS

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the following performance graph shall not be incorporated by reference into any such filing and shall not otherwise be deemed filed under either Act, except to the extent we specifically incorporate this information by reference.

The following graph compares the five-year return on a $100 investment in our common stock with the return on a similar investment in the Standard & Poor’s MidCap 400 Stock Index and the NAREIT Total Return Equity Index, assuming reinvestment of dividends. In addition to the five-year graph, we are providing a similar performance graph covering an eight-year period. The returns shown below are not necessarily indicative of future performance.

Total Return Analysis

	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Catellus Development Corp	$100.0	$71.6	$64.1	$87.5	$92.0	$99.3
S&P MidCap 400	$100.0	$118.9	$136.2	$159.9	$158.9	$136.0
NAREIT Total Return Equity Index	$100.0	$82.5	$78.7	$99.4	$113.3	$117.6

Total Return Analysis

	12/31/94	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Catellus Development Corp	$100	$100	$194	$340	$244	$218	$298	$313	$338
S&P MidCap 400	$100	$131	$156	$205	$244	$280	$329	$326	$279
NAREIT Total Return Equity Index	$100	$115	$156	$188	$155	$148	$186	$212	$221

PROPOSAL 3

APPROVAL OF THE AMENDMENT TO THE 2000 PERFORMANCE AWARD PLAN

General Description of Proposed Stock Option Exchange Offer*

If Catellus stockholders approve Proposal 1 and this Proposal 3, which are both conditions to Catellus converting to a REIT, each stockholder will receive his or her share of the one-time special E&P distribution and one share of stock of Catellus REIT for every share of Catellus stock. In addition, each stockholder will be entitled to receive all future dividend payments, including the quarterly dividends beginning for the third quarter of 2003. Holders of vested options to acquire Catellus stock (“Vested Options”), however, would not be entitled to receive either the special E&P distribution or future dividends unless they exercised their options in which case they would give up the future value of the options. Holders of unvested options to acquire Catellus stock (“Unvested Options”) would not be eligible to exercise their options and, therefore, could not receive either the special E&P distribution or future dividends. Early in the process of examining the desirability of converting Catellus to a REIT, the board of directors recognized that such a conversion could affect stock options in place for the Company’s executives and key employees. The board was concerned that adjustments be made to such options so that holders of options would have equity-based incentives after the conversion that approximated the value of their options before the conversion. This would assist in keeping the interests of management and the stockholders aligned.

In November 2002, the Compensation and Benefits Committee (the “Compensation Committee”) of the board of directors retained FPL Associates Compensation, a division of FPL Associates L.P. (“FPL”) to conduct a comprehensive benchmarking analysis of the existing compensation programs for Catellus’ senior management, to provide high-level suggestions for a long-term incentive compensation program appropriate for Catellus as a REIT and to advise it as to the effect of a REIT conversion on existing long-term incentives for senior management. In February 2003, FPL’s engagement was expanded to include additional analyses with respect to the non-executive option holders. FPL provides executive compensation consulting services to many public and private companies in the real estate industry, including REITs. The Compensation Committee selected FPL as its adviser after interviewing representatives from FPL and another national compensation consulting firm. FPL’s fees for providing these services were $135,000 plus expenses. Since January 2000, FPL’s affiliate, Ferguson Partners Ltd., has provided various consulting and executive recruiting services to Catellus and received fees therefor totaling approximately $400,000.

FPL met with members of the Compensation Committee and of management a number of times between November 2002 and early March 2003. FPL reviewed Catellus’ employment arrangements, compensation plans, materials prepared by management with respect to outstanding options, various materials prepared by Morgan Stanley for the board of directors with respect to the REIT conversion, which included estimated ranges of the post-conversion value of Catellus common stock and various other materials. FPL assumed the accuracy and completeness of all materials provided to it.

FPL evaluated the financial impact of a potential REIT conversion on the value of outstanding options awarded as long-term compensation. In making this evaluation, FPL determined the then current Black-Scholes value of the options and then calculated estimated Black-Scholes values for the options post-conversion, utilizing estimates of the post-conversion value of Catellus’ common stock from the Morgan Stanley materials and estimates of the magnitude of the cash portion of the special E&P distribution from management. These calculations indicated a decline in the Black-Scholes value of the options following the conversion. FPL then

*	Information contained in this proxy statement/prospectus is not a substitute for the tender offer statement and the offer circular that Catellus intends to file with the SEC in connection with the stock option exchange offer. Holders of Catellus stock options that were unvested on December 1, 2002 are urged to read the tender offer statement and the offer circular when it becomes available because it will contain important information about the stock option exchange offer. The tender offer statement and offer circular and other documents that will be filed by Catellus will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Catellus Development Corporation, 201 Mission Street, Second Floor, San Francisco, California, 94105, Attn.: Director of Investor Relations, or by telephone at (415) 974-4649, or email at InvestorRelations@catellus.com.

calculated the change in current value of the options as a result of the conversion using estimates of the post-conversion value of Catellus’ common stock contained in the Morgan Stanley materials and assuming that the options were exercised shortly after the conversion. These calculations, which were done on a pre-tax basis (not taking into account any taxes that might be incurred by the option holders in exercising the options or selling the shares), indicated increases in current values that, in the aggregate, partially offset the declines indicated by the Black-Scholes calculations.

FPL then discussed its analysis with the Compensation Committee. FPL advised that it concluded that no adjustment was required for holders of Vested Options. Alternative approaches for the treatment of the Unvested Options were presented to the Compensation Committee by FPL. These included (a) issuing new options, (b) issuing dividend equivalent rights in conjunction with existing and future options, (c) accelerating the vesting of Unvested Options, and (d) the approach described below that the Compensation Committee and the board of directors ultimately adopted.

With respect to Unvested Options, FPL recommended that the holders of these options be offered the opportunity to exchange their Unvested Options for restricted stock of Catellus in connection with the REIT conversion. We refer to this exchange offer, the terms of which are further described below, as the “stock option exchange offer.” Upon consummation of the merger, the restricted stock would be converted into restricted stock of Catellus REIT.

The Compensation Committee, working with FPL and management, devoted significant attention to determining the most appropriate methodology for converting Unvested Options into restricted stock through an exchange offer. Recognizing the different characteristics associated with Unvested Options versus restricted stock, FPL provided the Compensation Committee with several financial models that compared the value of Unvested Options in a non-dividend-paying C-corporation to the value of restricted stock in a dividend-paying REIT. Based on the results of these models, FPL recommended that tendered Unvested Options be exchanged for restricted stock based upon the following conversion formula: the product of the Black-Scholes value of the tendered option times 0.85, divided by the share price. The 15% discount to the Black-Scholes value in the formula is intended to provide option holders with approximately equivalent value on a risk-adjusted basis before and after the stock option exchange offer. In arriving at the 15% discount, FPL provided the Compensation Committee with models examining both historical and hypothetical future scenarios. The historical model compared the actual value of the options to the hypothetical value of restricted stock, assuming that, at the time of the option awards, Catellus had been a REIT and had granted restricted stock to executives instead of options. The future model compared the value of options in a C-corporation to the value of restricted stock in a REIT, assuming both securities are held for a five-year period following grant.

The calculation of the Black-Scholes value of the Unvested Options is based on input variables deemed appropriate for a non-dividend-paying C-corporation. One of the input variables in the Black-Scholes valuation model and in the formula for determining the number of restricted shares to be issued is share price. In attempting to determine the pre-REIT conversion share price, FPL suggested that the appropriate share price for this purpose should theoretically not reflect the value attributable to the announcement of the REIT conversion. After significant discussion among FPL, the Compensation Committee and management, it was collectively agreed that $18.42 was a reasonable share price to use in the Black-Scholes model and the formula for determining the number of restricted shares to be issued.

As an example of the application of this methodology, if the Black-Scholes value of a tendered Unvested Option is determined to be $10,000, that amount is multiplied by 85%, and the product ($8,500) is divided by $18.42 to determine the number of shares of restricted Catellus common stock to be issued to the option holder. In this example, 461 restricted shares would be awarded in accordance with the terms of the proposed stock option exchange offer ($8,500 divided by $18.42, rounded to the nearest whole number, equals 461).

With respect to Vested Options, FPL evaluated the potential impact of the conversion on each option holder by reviewing the Black-Scholes value of each option, Morgan Stanley’s estimate of the post REIT conversion per share value and the agreed-upon reasonable share price of $18.42. In general, FPL concluded that no adjustment was required to provide holders of Vested Options approximately equivalent value before and after the conversion and did not recommend that any adjustment be made for holders of Vested Options. FPL also noted that each Vested Option could be exercised prior to the REIT conversion, allowing the option holder to receive the special E&P distribution and future dividends.

For a limited number of option holders for whom the analysis of Vested Options and Unvested Options, collectively, indicated a loss in value, FPL recommended the issuance of additional shares of restricted stock to “make up” for an indicated loss in value.

In April 2003, the Compensation Committee and the board of directors determined that the value of the options would be impacted by Catellus converting to a REIT primarily due to the fact that, unlike stockholders, option holders would not be entitled to receive dividends and the cash portion of the special E&P distribution and by the anticipated lower volatility of the stock price of Catellus REIT, partially offset, in the aggregate, by the anticipated increase in value of the stock as a result of the conversion. Consequently, the Compensation Committee and the board of directors approved the recommended exchange offer of restricted stock for Unvested Options and the proposed treatment of Vested Options. It also decided to offer certain option holders the opportunity to exchange their Unvested Options for restricted stock units (which would permit a tax deferral) instead of restricted stock of equivalent value.

The stock option exchange offer is expected to commence as soon as practicable following stockholder approval of the merger and the 2000 Plan Amendment and to end approximately 30 days later. The persons eligible to participate in the stock option exchange offer will be directors and certain officers and employees of Catellus holding Unvested Options at December 1, 2002. Each replacement grant will generally be in the form of restricted stock or restricted stock units, vesting ratably over three years, for the relevant number of shares and will be granted under our 2000 Plan. A restricted stock unit will represent Catellus’ promise to deliver a share of common stock, subject to vesting, three years after the grant date and will cover the same number of shares that the employee would have received had he or she been granted a replacement restricted stock award. Restricted stock and restricted stock units will be entitled to received dividends currently. Each option that is not tendered in the stock option exchange offer will remain outstanding in accordance with its existing terms and will be converted into an option to acquire shares of Catellus REIT if the merger is consummated.

With respect to the Vested Options, the Compensation Committee and board of directors decided that no special provision should be made other than to convert them into options to acquire shares of Catellus REIT and to make them equivalent from an “in the money” standpoint for the special E&P Distribution in accordance with their terms and FASB Interpretation No. 44 (“FIN 44”). Under FIN 44, because the option holders would not receive the special E&P distribution, the number of shares would increase and the strike price would be reduced in order to maintain the same “in the money” value of the options and the same ratio of strike price to fair market value after the special E&P distribution as before the distribution. Under FIN 44, the adjustment would result in no charge to earnings. No adjustments will be made for regular dividends, nor are option holders entitled to receive regular dividends.

The following table prepared by Catellus, sets forth certain information, using Black-Scholes and In the Money values, concerning the options and the hypothetical impact of the REIT conversion and proposed stock option exchange offer with respect to our five most highly compensated executive officers, all directors and executive officers as a group and all other option holders on March 31, 2003, assuming that all eligible stock options are exchanged for shares of restricted stock. Black-Scholes is a widely accepted methodology for valuing stock options. However, Black-Scholes valuations are subject to various assumptions and may not reflect the true values of the options. Moreover, the table does not reflect all of the factors discussed above that were considered by the Compensation Committee, the board of directors and FPL in determining the most appropriate methodology for treating outstanding stock options.

	Total Number of Options Before Conversion (a)	Black- Scholes Value of Options Before Conversion (b)	Projected Number of Options After Conversion (c)	In the Money Value of Options After Conversion (d)	Number of Restricted Shares After Conversion (e)		Value of Restricted Shares After Conversion (f)	Restricted Stock Value and In the Money Option Value After Conversion
Nelson C. Rising	3,150,000	$34,341,245	2,050,000	$22,411,250	443,827		$9,120,645	$31,531,895
Timothy J. Beaudin	750,000	8,559,780	589,800	6,418,090	70,081		1,440,165	7,858,255
C. William Hosler	540,000	4,883,691	336,840	1,812,222	103,332	(g)	2,123,473	3,935,695
Vanessa L. Washington	100,000	893,365	–	–	37,516		770,954	770,954
Paul A. Lockie	60,000	586,084	20,000	141,000	16,363		336,260	477,260
All directors and executive officers as a group (16 persons)	4,937,500	52,254,342	3,115,390	31,657,467	748,074		15,372,921	47,030,388
All other option holders	3,142,344	28,074,160	1,536,483	8,467,050	682,171		14,018,614	22,485,663

Totals	8,079,844	$80,328,502	4,651,873	$40,124,517	1,430,245	(g)	$29,391,535	$69,516,051

(a)	Includes Vested Options and Unvested Options outstanding as of March 31, 2003.

(b)	Black-Scholes valuation based on a C-Corporation structure with no dividend payments, a 3.70% risk free rate, the strike price and remaining life of each option grant for the named individuals and directors, a weighted average strike price of $15.58 and an average remaining life of 7.03 years for all other holders, 25% volatility of Catellus stock, and a share price of $19.69 based on the average closing price of the stock for the 20 trading days before the March 3, 2003 announcement of the REIT conversion.

(c)	Number of Vested Options after the stock option exchange offer but prior to the FIN 44 adjustment for the special E&P distribution.

(d)	The In the Money Value of Vested Options is calculated as the number of Vested Options times the difference between $20.55 and each Vested Option strike price, where $20.55 is the average closing price of Catellus stock for the 20 trading days following the March 3, 2003 REIT conversion announcement.

(e)	Number of restricted stock shares exchanged from Unvested Options.

(f)	The calculated value of the restricted stock shares is based on the average closing price of $20.55 for Catellus stock for the 20 trading days following the March 3, 2003 REIT conversion announcement.

(g)	Includes 68,097 additional shares that would be issued to “make-up” value lost in the REIT conversion, including 20,376 shares to Mr. Hosler and 47,721 shares to 60 other option holders.

The following table prepared by Catellus sets forth the number of Vested Options and weighted average strike prices before and after the FIN 44 adjustment with respect to our five most highly compensated executive officers, all directors and executive officers as a group and all other option holders on March 31, 2003:

	Total Number of Vested Options Before E&P Distribution (h)	Weighted Average Strike Price Before E&P Distribution (h)	In the Money Value Before E&P Distribution (i)	Projected Number of Vested Options After E&P Distribution (j)	Weighted Average Strike Price After E&P Distribution (j)	In the Money Value After E&P Distribution (k)
Nelson C. Rising	2,050,000	$9.62	$22,411,250	2,462,157	$8.01	$22,411,250
Timothy J. Beaudin	589,800	9.67	6,418,090	708,380	8.05	6,418,090
C. William Hosler	336,840	15.17	1,812,222	404,562	12.63	1,812,222
Vanessa L. Washington	–	–	–	–	–	–
Paul A. Lockie	20,000	13.50	141,000	24,021	11.24	141,000
All directors and executive officers as a group (16 persons)	3,115,390	10.39	31,657,467	3,741,745	8.65	31,657,467
All other option holders	1,536,483	15.04	8,467,050	1,845,396	12.52	8,467,050

Totals	4,651,873	$11.92	$40,124,517	5,587,141	$9.93	$40,124,517

(h)	The number of Vested Options and weighted average strike prices before the FIN 44 adjustment.

(i)	The In the Money Value of Vested Options is calculated as the number of Vested Options times the difference between $20.55 and each Vested Option strike price, where $20.55 is the average closing price of Catellus stock for the 20 trading days following the March 3, 2003 REIT conversion announcement.

(j)	The number of Vested Options and weighted average strike price after reflecting the FIN 44 adjustment estimated to be a share increase of 20.1% and a reduction in strike price of 16.7% based on (a) a pre-special E&P distribution stock price equal to $20.55 based on the average closing price for Catellus stock for the 20 trading days following the March 3, 2003 REIT conversion announcement, (b) a $300 million special E&P distribution, or $3.44 per share based on 87.2 million shares outstanding, and (c) a post-special E&P distribution stock price of $17.11.

(k)	The In the Money Value After E&P Distribution is calculated as the number of option shares as adjusted per FIN 44 times the difference between $17.11 and the strike price as adjusted per FIN 44, where $17.11 reflects the hypothetical price of the stock after the special E&P distribution by taking the closing price of $20.55 based on the average closing price of Catellus stock for the 20 trading days following the March 3, 2003 REIT conversion announcement, and subtracting the $3.44 special E&P distribution.

Approval of Amendment to 2000 Performance Award Plan

The 2000 Performance Award Plan (the “2000 Plan”) was originally adopted by our board of directors and was approved by our stockholders at our annual meeting held on May 2, 2000. The board of directors has approved an amendment to the 2000 Plan. A copy of the 2000 Plan, as amended, is included as Annex F to this proxy statement/prospectus. Acting on the recommendation of the Compensation Committee, the board of directors recommends that you approve the amendment to the 2000 Plan at the annual meeting.

The 2000 Plan limits the aggregate number of shares of common stock that may be issued pursuant to certain share-based awards, including restricted stock and certain restricted stock units, to 850,000 shares. In addition, the 2000 Plan does not permit the discretionary award of restricted stock to non-employee directors. The 2000 Plan Amendment, if approved by stockholders, will remove this internal share limitation and permit non-employee directors to receive discretionary awards of restricted stock. In addition, if both the 2000 Plan Amendment and the 2003 Performance Award Plan are approved by stockholders, the director stock unit account of each non-employee director under the 2000 Plan will be transferred to and merged into a director stock unit account for each non-employee director under the 2003 Plan, and will be governed by the terms of the 2003 Plan.

As of April 1, 2003, 4,344,677 shares of common stock were subject to awards outstanding under the 2000 Plan and an additional 1,107,959 shares remained available for grant purposes under the 2000 Plan.

The board of directors approved the 2000 Plan Amendment, subject to stockholder approval, principally to enable the grant of replacement restricted stock and stock units under the 2000 Plan in connection with the stock option exchange offer. The stock option exchange offer will occur, and replacement restricted stock and stock unit awards granted, only if stockholders approve the merger, which affects the REIT conversion (Proposal 1) and the 2000 Plan Amendment (Proposal 3). Stockholder approval of each of these two proposals is a condition to the occurrence of the stock option exchange offer. Therefore, if stockholders do not approve each of these proposals, the stock option exchange offer will not occur.

In addition to the 2000 Plan, Catellus currently maintains the 1991 Stock Option Plan, the 1995 Stock Option Plan and the Amended and Restated 1996 Performance Award Plan (together with the 2000 Plan, the “Current Plans”). We also maintain the Amended and Restated Executive Stock Option Plan (the “Executive Plan”), however, pursuant to its terms no additional awards may be granted under the Executive Plan. If the proposed amendment is approved by our stockholders and our stockholders also approve the 2003 Performance Award Plan (Proposal 4), we will not grant any additional awards under the Current Plans after the annual meeting other than the shares of restricted stock and stock units to be granted under the 2000 Plan to participants who elect to tender their qualifying stock options in the stock option exchange offer. If stockholders approve the 2000 Plan Amendment but do not approve the 2003 Performance Award Plan (Proposal 4), we will continue to have the flexibility to grant awards under the Current Plans in addition to those contemplated under the 2000 Plan in connection with the stock option exchange offer, and the crediting of Director Stock Units under the 2000 Plan will continue according to the terms of the 2000 Plan.

The board of directors considers the 2000 Plan Amendment to be an integral component of the REIT conversion, and has included the approval of the 2000 Plan Amendment by Catellus stockholders as a condition to the completion of the merger. Therefore, if Catellus stockholders wish to approve the REIT conversion, they must also approve the 2000 Plan Amendment.

The principal terms of the 2000 Plan, as modified by the amendment, are summarized below. The following summary is qualified in its entirety by reference to the full text of the 2000 Plan, which is attached to this Proxy Statement as Annex F, as modified by the proposed amendment. Capitalized terms not otherwise defined herein have the meanings given to them in the 2000 Plan.

Summary Description of the 2000 Plan

Purpose.    The purpose of the 2000 Plan is to encourage high levels of performance by individuals who contribute to the success of Catellus and our subsidiaries and to attract, motivate, retain and reward talented and experienced individuals through the grant of stock-based incentives and other awards. In addition, the 2000 Plan includes award features to attract, motivate and retain experienced and knowledgeable independent directors through the discretionary grant of restricted stock, the automatic grant of stock options and the opportunity to defer compensation in director stock unit awards.

Administration.    The 2000 Plan is administered by the Compensation Committee and the Special Committee. The Compensation Committee consists of two or more non-employee directors, each of whom meets certain standards of disinterestedness. The Special Committee consists of one or more directors that may be appointed by the board from time to time, and currently Mr. Rising is the sole member. To the extent that the Special Committee does not meet certain standards of disinterestedness, the Compensation Committee will act as the administrator with respect to the administration of the 2000 Plan. The appropriate acting body is referred to as the “Committee.” It is contemplated that the Compensation Committee will make awards to executive officers, and that the Special Committee will make awards to other employees.

The 2000 Plan grants the Committee broad administrative powers. Subject to the express terms and limitations of the 2000 Plan, the Committee may designate the recipients of awards, determine or modify the types of awards, and determine the amounts, terms, and limitations of awards, including vesting provisions, terms of exercise of an award, expiration dates, and the treatment of awards in the event of the retirement, disability, death, or other termination of a participant’s employment, or in the event of a change in control of Catellus and may make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award. The Committee may accelerate and extend outstanding awards, but may not reduce the exercise or purchase price of an outstanding award, other than as a result of antidilution or other adjustments under the 2000 Plan incident to certain events such as a stock split, recapitalization, reorganization, or similar transaction affecting the underlying securities. The Committee also may grant awards under the 2000 Plan in substitution for or in assumption of similar awards held by employees of other entities who become our employees as a result of a merger or acquisition.

The automatic grant of options to non-employee directors (described below) is to the maximum extent practicable, self-effectuating. Although the Committee’s discretion generally extends to those options, Board approval or ratification is required for any material amendment to any option granted under this program.

Eligibility.    Every full-time employee of Catellus or its subsidiaries is eligible to receive cash-based and share-based awards under the 2000 Plan. Awards may be granted to employees at the discretion of the Committee.

In addition, non-employee members of the board of directors are eligible to receive restricted stock awards, automatic stock option grants and may elect to defer their compensation in director stock units under the non-employee director award program described below. Other than the award of restricted stock awards, non-employee directors are not eligible to receive discretionary awards under the 2000 Plan except with respect to deferred retainers or meeting fees as described under the non-employee director award program.

As of April 15, 2003, approximately 273 eligible employees, including executive officers (including all of the named executive officers) were considered eligible under the 2000 Plan, subject to the power of the Committee to determine eligible employees to whom awards will be granted, and ten non-employee members of the Board of Directors were considered eligible for awards under the 2000 Plan.

Share Limits.    The aggregate number of shares that may be delivered pursuant to all share-based awards under the 2000 Plan is 5,750,000 shares of our common stock, subject to adjustment. In addition, the 2000 Plan provides that if shares of restricted stock should be issued under the 2000 Plan, the number of shares available for future awards will be reduced by 1.589 shares for every share of restricted stock or other share-based award except for stock options, stock appraisal rights, director stock units, or awards that are granted in lieu of cash compensation otherwise payable to a participant and that have a value equal to the cash compensation. Share-based awards intended to qualify as “performance based awards” under Section 162(m) of the Internal Revenue Code (the “Code”) granted to a participant in any calendar year may not exceed 2,000,000 shares in the aggregate, and no employee may receive more than $2,500,000 in cash-based awards intended to qualify as “performance based awards” under Section 162(m) in any one calendar year.

As is customary in incentive plans of this nature, the number and kind of shares available under the 2000 Plan and the then outstanding stock-based awards, as well as exercise or purchase prices, performance targets under selected performance-based awards and share limits, are subject to adjustment in the event of certain reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar events, or extraordinary dividends or distributions of property to the stockholders.

The 2000 Plan does not limit the authority of the board of directors or the Committee to grant awards or authorize any other compensation, with or without reference to the common stock, under any other plan or authority.

Types of Awards.    The 2000 Plan authorizes both share-based award and cash-based awards. Share-based awards include the grant of stock options, stock appreciation rights (“SARs”), restricted stock, phantom stock or units, performance stock or units, bonus stock or units, dividend equivalent units, or similar securities or rights and other awards payable in or with a value derived from or a price related to the value of our common stock. Cash-based awards are awards that provide participants with an opportunity to earn a cash payment based on the achievement of pre-established performance goals, as described below. Except with respect to director stock units, the maximum term of any share-based award is ten years after the date of grant.

The 2000 Plan permits participants to pay the exercise price of an option or the cash purchase price (if any) of any shares in cash or, subject to Committee’s authorization and restrictions, by one or a combination of the following methods: (1) in cash; (2) by check payable to the order of Catellus; (3) by notice and third party payment in a manner authorized by the Committee; (4) by the delivery of shares of common stock already owned by the participant; and (5) to the extent permissible by applicable law, by a promissory note on terms and conditions established by the Committee.

The Committee in making or amending an award may determine the effect of termination of service (including retirement) on the rights and benefits under awards and in doing so may make distinctions based upon the cause of termination or other factors.

Options.    An option is the right to purchase common stock at a future date at a specified price (the “exercise price”). The per share exercise price of an option granted under the 2000 Plan may not be less than the fair market value of a share of common stock on the date the option is granted. The Committee may grant nonqualified and incentive stock options under the 2000 Plan. Incentive stock options are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the Internal Revenue Code and the 2000 Plan.

Each employee stock option will vest and become exercisable in accordance with a vesting schedule selected by Committee. In general, the 2000 Plan does not impose any minimum vesting periods on options or other awards. Nevertheless, shares of stock acquired after exercise of an option may not be sold earlier than six months after the date of grant.

Stock Appreciation Rights.    In its discretion, the Committee may grant an SAR concurrently with or after the grant of an option, and with reference to all or a portion of the shares covered by such options, or on a stand-alone basis. An SAR granted in connection with an option is typically the right to receive payment of an amount equal to the excess of the fair market value of common stock on the date the SAR is exercised over the exercise price of the related option (the “spread value”). The base price of a stand-alone SAR must be at least the fair market value of the common stock on the grant date. The base price of an SAR granted with reference to an outstanding option may be less than the fair market value of common stock on the date of grant, but if so, may not be less than the option exercise price. An SAR granted in connection with an option is only exercisable if and to the extent that the related option is exercisable. Upon exercise of an SAR, the holder receives the spread value in shares of common stock (valued at fair market value at date of exercise), in cash, or in a combination of common stock and cash other property.

Restricted Stock.    A restricted stock award is an award typically for a fixed number of shares of common stock, which is subject to vesting or other restrictions. The Committee will specify the price, if any, or services the recipient must provide for the shares of restricted stock, the conditions on vesting (which may include, among others, the passage of time or specified performance objectives or both) and any other restrictions (for example, restrictions on transfer) imposed on the shares.

Stock Units.    A stock unit represents a bookkeeping entry which serves as a unit of measurement relative to a share for purposes of determining the payment, in shares or cash, of a deferred benefit or right. Stock units may be granted for services rendered, in lieu of other compensation, or in lieu of, in exchange for or in addition to any other award under the 2000 Plan. The Committee will specify the terms relating to the stock units, the conditions on vesting and any other restrictions imposed on the units in making the award.

Other Share-Based Awards.    Other share-based awards that are permitted under the 2000 Plan include phantom stock or units, performance stock or units, bonus stock or units, dividend equivalent units, or similar securities or rights and other awards payable in or with a value derived from or a price related to the value of our common stock. These awards may be contingent in some manner upon the continued employment of a participant or upon the attainment of specified corporate or individual performance goals (as in the case of performance stock or units).

Cash-Based Awards.    The 2000 Plan also provides for cash-based awards, which do not depend on the value of our stock. These awards provide participants with the opportunity to earn a cash payment based upon the achievement of certain performance goals established by the Committee for an award cycle of up to five years. For each award cycle, the Committee will establish the size of awards, the performance goals and targets, and other terms and conditions of the awards.

Performance-Based Awards.    The Compensation Committee may also grant to employees and officers of Catellus and our subsidiaries share-based awards and cash-based awards that are designed to satisfy the requirements for deducibility under Section 162(m) of the Code. These awards are referred to as “Performance-Based Awards” and are designated as such at the time that they are granted. These Performance-Based Awards are in addition to options or stock appreciation rights that may also qualify as performance-based awards for Section 162(m) purposes.

Performance-Based Awards are earned and payable only if performance reaches specific, pre-established target goals related to one or more performance goals approved by the Compensation Committee. The specific performance targets must be approved by the Compensation Committee in advance of applicable deadlines under the Code and while the performance relating to the performance goals remains substantially uncertain. The performance targets may be established based on one or a combination of the following performance goals:

•	Corporate earnings before depreciation and deferred taxes (EBDDT), group contributions to EBDDT, or estimated EBDDT used for the following year’s annual operating plan

•	Earnings per share

•	Economic value added

•	Return on equity

•	Total stockholder return

•	Net cash flow

•	Any individual quantity that is used to determine any of the foregoing criteria

•	Progress toward receipt of entitlements or natural resource permits

•	Completion or closing of transactions

•	Construction or inventory activity

•	Bringing assets to market

•	Resolution of administrative or judicial proceedings or disputes

•	Hiring targets

•	New clients, customers, or relationships

The performance of Catellus, any of our subsidiaries, or any of their divisions or other business units, or any combination of the foregoing may be measured against these performance goals over an award cycle consisting of any period up to five years. Appropriate adjustments to the performance targets for performance-based awards will be made by the Compensation Committee based upon objective criteria in the case of significant acquisitions or dispositions by Catellus, or any extraordinary gains or losses, material changes in accounting principles or practices, or other events that were not anticipated (or the effects of which were not anticipated) at the time targets were established, if necessary to neutralize the effect of those events on the performance-based awards.

The Compensation Committee must certify to the achievement of the specific performance targets before we will pay any performance-based award that is intended to comply with Section 162(m). The Committee may retain discretion to reduce, but not increase, the amount payable under a performance-based award to any participant, notwithstanding the achievement of specific performance targets. Performance-based awards may be accelerated in the event of a change in control of Catellus.

Performance-Based Awards may be share-based or may be cash-based. The maximum number of shares of common stock that may be delivered pursuant to all share-based awards that are granted as Performance-Based Awards to any participant under the 2000 Plan individually or in the aggregate in any calendar year may not exceed 2,000,000 shares (subject to adjustment). The annual aggregate amount of compensation that may be paid to any participant in respect of cash-based Performance-Based Awards granted to any participant under the 2000 Plan in any calendar year may not exceed $2,500,000.

Transferability Restrictions.    Participants generally may not transfer 2000 Plan awards or subject them in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. The Committee may, however, permit selected persons or entities related to a participant to exercise awards for estate and/or tax planning purposes.

Effect of a Change of Control on Awards.    The Committee may, in the Award Agreement, provide for the effect, if any, a “change of control” will have on an award. In addition to any provision in the Award Agreement, the Committee may take any other action it deems appropriate to ensure equitable treatment of participants if a change of control occurs, which may include acceleration of vesting or exercisability of an award, providing for a cash settlement of an award or other modifications.

A “change of control” under the 2000 Plan generally includes (subject to identified exceptions) selected changes in a majority of the board of directors, stockholder approval of the dissolution or liquidation of Catellus, certain mergers, consolidations or reorganizations in which stockholders before the transaction do not continue to own more than 50% of Catellus following the transaction, a sale of all or substantially all of Catellus’ business and/or assets, or the acquisition, directly or indirectly, of shares amounting to more than 25% of the combined outstanding shares or voting power of Catellus by any person.

Awards to Non-Employee Directors.    Our board of directors currently includes ten non-employee members. Except for the grant of restricted stock awards, non-employee directors are not eligible to receive discretionary grants. However, each non-employee director will automatically receive an option to purchase 5,000 shares of common stock under the terms of the 2000 Plan immediately following each annual meeting of stockholders. Any new non-employee member of the board will receive an option to purchase a portion of 5,000 shares that corresponds to the number of months until the next annual meeting. The exercise price of each automatic stock option grant is 100% of the fair market value of a share of common stock on the date of grant. Subject to earlier termination, each automatic stock option has a ten-year term and becomes exercisable in four equal installments on each of the first four anniversaries of the date of grant.

If a non-employee director’s service as a member of the board of directors is terminated because of death or disability, then the automatic option will immediately become exercisable and will remain exercisable for one year after his or her service terminates or until the expiration of the option’s stated term, whichever first occurs.

If a non-employee director’s service as a member of the Board of Directors is terminated by reason of retirement, then the automatic option will immediately become exercisable and will remain exercisable for three years after his or her service terminates or until the expiration of the option’s stated term, whichever first occurs. If a non-employee director’s service as a member of the board of directors is terminated for any other reason, then the option, only if it has become exercisable, will remain exercisable for three months after his or her service terminates, and if not, it will terminate. Automatic options become fully exercisable immediately prior to the occurrence of a change of control (as defined above) and remain exercisable for one year after the change of control occurs. Options will terminate to the extent that they are not exercised before a dissolution of Catellus or, unless provision is made for the assumption or substitution of the options, upon a merger or other corporate event in which Catellus does not survive.

In addition, each non-employee director may irrevocably elect each year to defer any retainers or meeting fees for the following year and instead receive Director Stock Units in lieu of cash compensation. An election to defer must be made before the beginning of the calendar year in which the retainer or fee would otherwise be earned. The number of Director Stock Units to be credited to a director is calculated by dividing the amount of the deferred compensation by 90% of the closing price of our common stock on the date of the credit. We credit Director Stock Units on January 1 of each year for any deferred retainers, and they vest on a per diem basis over the course of that year. We credit Director Stock Units on December 31 of each year for any deferred meeting fees earned during that calendar year, and such units vest immediately. If a director dies, becomes disabled, or a change in control occurs and the director’s service as a director terminates thereafter, any unvested Director Stock Units vest immediately and all Director Stock Units are immediately distributed. Each director receives a distribution of common stock pursuant to vested Director Stock Units on the earlier of a date previously selected by the director (which may not be less than three years after the election is made) or January 1 following the director’s termination of service, except as described in the preceding sentence. We distribute common stock pursuant to Director Stock Units by issuing to the director an equivalent number of shares of our common stock, either in a lump sum or in a specified number of annual installments, as previously selected by the director. A Director Stock Unit has no voting rights until distributed as common stock.

If the 2003 Plan is approved by stockholders at the annual meeting, the Director Stock Unit account of each non-employee director under the 2000 Plan will be transferred to and merged into a director stock unit account established for each such person under the 2003 Plan, effective as of the date of the 2003 annual meeting, and will be governed by the terms of the 2003 Plan. However, all deferral elections, distribution elections and beneficiary designations made by the non-employee director will continue unless and until changed in accordance with the 2003 Plan. The Director Stock Units credited to each Director Stock Unit account under the 2000 Plan before the date the account is transferred and merged into the 2003 Plan account will count against the share limit under the 2000 Plan, and any additional Director Stock Units credited to each Director Stock Unit account under the 2003 Plan thereafter, either with respect to deferral elections or as dividend equivalents, will count against the share limit under the 2003 Plan.

Termination of or Changes to the 2000 Plan.    Our board of directors has the authority to amend, suspend, and discontinue the 2000 Plan subject to any stockholder approval that is required by applicable law or listing agency rule. The board or the Committee may amend outstanding awards in any manner that would be permitted for a new award, provided that any amendment that is adverse to a participant requires the participant’s consent. Unless terminated earlier by our board of directors, no awards may be granted after May 2, 2020. The applicable provisions of the 2000 Plan and the Committee’s authority will continue with respect to any awards then outstanding.

Securities Underlying Awards.    The closing price of a share of common stock as of June 13, 2003 was $22.63 per share.

Tax Consequences

The federal income tax consequences of the 2000 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2000 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

For nonqualified stock options, generally no taxable income is recognized by a participant, and we will not be entitled to any tax deduction, with respect to the grant of a nonqualified stock option. We generally are entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. Once exercised, the participant receives short-term or long-term capital gain treatment on any further gain or loss, depending on the length of time the participant holds the stock prior to the sale. For incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income, either at the time of grant or exercise or (provided that the participant holds the shares at least two years after grant and one year after exercise) at any later time. Rather, the participant receives capital gains or loss treatment on the difference between his or her basis and the ultimate sales price.

The current federal income tax consequences of other awards authorized under the 2000 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; restricted stock is taxed as income at the time the restrictions lapse (although employees may elect earlier taxation and convert future gains to capital gains) equal to the excess of the fair market value over the price paid; restricted stock units, bonuses and performance share awards are generally subject to tax at the time of payment in the form of cash or stock; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed to the individual when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If the vesting or payment of an award accelerates under the 2000 Plan in connection with a change in control, the company may not be permitted to deduct the portion of the compensation attributable to the acceleration. Furthermore, if compensation attributable to awards is not performance-based within the meaning of 162(m) of the Code, we may not be permitted to deduct aggregate compensation to certain executive officers that is not performance-based, to the extent that it exceeds $1,000,000 in any tax year.

Specific Benefits

The stock option exchange offer, and the grant of any replacement awards, will not be made unless stockholders approve Proposal 1 and this Proposal 3 at the annual meeting. If the 2000 Plan Amendment is not approved at that meeting, then stock option exchange offer will not occur and we will not convert to a REIT as described in Proposal 1 above.

Please see “—General Description of Proposed Stock Option Exchange Offer” above for a discussion of information concerning the stock option exchange offer with respect to our five most highly compensated executive officers, all directors and executive officers as a group and all other option holders on March 31, 2003 assuming that all eligible stock options are exchanged for shares of restricted stock. The exact amounts and benefits that may be granted under the stock option exchange offer are indeterminable as of the date of this proxy statement/prospectus because the number of replacement grants depends on future elections by eligible participants to tender qualifying stock options in the stock option exchange offer.

If stockholders approve the 2000 Plan Amendment and also approve the 2003 Performance Award Plan, the only awards that will be granted under the 2000 Plan after the date of the annual meeting will be replacement grants made pursuant to the stock option exchange offer.

All members of the board of directors are eligible to receive awards under the 2000 Plan and thus have a personal interest in the approval of the amendment.

The board of directors unanimously recommends a vote “FOR” approval of the 2000 Plan Amendment.

Equity Compensation Plan Information

We currently maintain the 1991 Stock Option Plan, the 1995 Stock Option Plan, the Amended and Restated 1996 Performance Award Plan and the 2000 Plan. We also maintain the Executive Plan, however, pursuant to its terms no additional awards may be granted under the Executive Plan. All of these plans have been approved by our stockholders.

This section does not include our 2003 Performance Award Plan, which is a new plan that is being submitted to stockholder approval at the annual meeting and, if approved, other than replacement grants that may be made under the 2000 Plan in connection with the stock option exchange offer, will replace all five of the existing plans, prospectively. See “Proposal 4—Approval of the 2003 Performance Award Plan” for a description of the terms of the 2003 Performance Award Plan.

Summary Table.    The following table sets forth, for each of our equity compensation plans, the number of shares of common stock subject to outstanding awards, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of December 31, 2002.

Plan category	Number of shares of Common Stock to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options, warrants and rights (b)	Number of shares of Common Stock remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity Compensation Plans approved by stockholders	8,454,398	(1)	$13.68	1,224,744	(2)
Equity Compensation Plans not approved by stockholders	0		0	0

Total	8,454,398		$13.68	1,224,744

(1)	Represents 4,336,179 shares subject to outstanding options and 45,734 shares underlying Director Stock Units, payable on a one-for-one basis, credited to stock unit accounts under the 2000 Plan; 2,642,609 shares subject to outstanding options and 69,157 shares underlying Director Stock Units, payable on a one-for-one basis, credited to stock unit accounts under the Amended and Restated 1996 Performance Award Plan; 47,769 shares subject to outstanding options under the 1991 Stock Option Plan; 1,296,002 shares subject to outstanding options under the Amended and Restated Executive Stock Option Plan; and 16,948 shares subject to outstanding options under the 1995 Stock Option Plan.

(2)	Of these shares, 1,105,313 were available for options, stock appreciation rights, restricted stock, phantom stock or units, performance stock or units, bonus stock, dividend equivalent units, or other share-based awards under the 2000 Plan; 10,218 were available for options, stock appreciation rights, phantom stock or units, performance stock or units, bonus stock, dividend equivalent units, or other share-based awards under the 1996 Plan; 49,902 were available for options under the 1995 Stock Option Plan; and 59,311 were available for options under the 1991 Stock Option Plan.

If the 2000 Plan Amendment is approved by our stockholders and our stockholders also approve the 2003 Performance Award Plan (Proposal 4), we will not grant any additional awards under the Current Plans after the annual meeting other than the shares of restricted stock and stock units to be granted under the 2000 Plan to participants who elect to tender their qualifying stock options in the stock option exchange offer. If stockholders approve the 2000 Plan Amendment but do not approve the 2003 Performance Award Plan (Proposal 4), we will continue to have the flexibility to grant awards under the Current Plans in addition to those contemplated under the 2000 Plan in connection with the stock option exchange offer and the crediting of Director Stock Units under the 2000 Plan will continue according to the terms of the 2000 Plan.

PROPOSAL 4

APPROVAL OF THE 2003 PERFORMANCE AWARD PLAN

General

At the annual meeting, you will be asked to approve Catellus’ new 2003 Performance Award Plan (the “2003 Plan”). Acting on the recommendation of the Compensation Committee, the board of directors unanimously recommends that you approve the 2003 Plan.

The board of directors adopted the 2003 Plan, subject to stockholder approval, to allow us to adequately provide future incentives to those individuals upon whose efforts we will rely for the continued success and growth of our business on a prospective basis following the REIT conversion. The 2003 Plan is substantially similar to the 2000 Plan, described in Proposal 3 to this proxy statement/prospectus, with some modifications to reflect the change in our corporate structure after the REIT conversion. These changes include, for example, changes to the applicable performance goals for awards intended to qualify as “performance based” under Section 162(m) of the Code. If stockholders approve the 2003 Plan, an aggregate of 2,000,000 shares of common stock will be available for grant purposes under the 2003 Plan.

If the 2003 Plan is approved by our stockholders at the annual meeting, no additional awards, other than those grants made in connection with the stock option exchange offer under the 2000 Plan, as described in Proposal 3, will be made under the Current Plans.

Summary Description of the 2003 Plan

The following is a summary of the material terms of the 2003 Plan. For a complete description of the 2003 Plan, you should refer to the copy of the 2003 Plan that is attached as Annex G to this proxy statement/prospectus. This summary is not complete and is qualified in its entirety by reference to the 2003 Plan. Capitalized terms not otherwise defined herein have the meanings given to them in the 2003 Plan.

Purpose.    The purpose of the 2003 Plan is to encourage high levels of performance by individuals who contribute to the success of Catellus and our subsidiaries and to attract, motivate, retain and reward talented and experienced individuals through the grant of stock-based incentives and other awards. In addition, the 2003 Plan includes award features to attract, motivate and retain experienced and knowledgeable independent directors through the automatic grant of stock options and restricted stock awards in addition to or in lieu of automatic stock option grants and the opportunity to defer compensation in director stock unit awards.

Administration.    The 2003 Plan is administered by the Compensation Committee and the Special Committee and, in the case of awards to non-employee directors, by the full board. The Compensation Committee consists of two or more non-employee directors, each of whom meets certain standards of disinterestedness. The Special Committee consists of one or more directors that may be appointed by the board from time to time, and currently Mr. Rising is the sole member. To the extent that the Special Committee does not meet certain standards of disinterestedness, the Compensation Committee will act as the administrator with respect to the administration of the 2003 Plan. The appropriate acting body is referred to as the “Committee.” It is contemplated that the board of directors will make any discretionary grants to non-employee directors, Compensation Committee will make awards to executive officers, and that the Special Committee will make awards to other employees.

The 2003 Plan grants the Committee broad administrative powers. Subject to the express terms and limitations of the 2003 Plan, the Committee may designate the recipients of awards, determine or modify the types of awards, and determine the amounts, terms, and limitations of awards, including vesting provisions, terms of exercise of an award, expiration dates, and the treatment of awards in the event of the retirement, disability, death, or other termination of a participant’s employment, or in the event of a change in control of Catellus and may make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award. The Committee may accelerate and extend outstanding awards, but may not reduce the exercise or purchase price of an outstanding award, other than as a result of antidilution or other adjustments under the 2003 Plan incident to certain events such as a stock split, recapitalization, reorganization, or similar transaction affecting the underlying securities. The Committee also may grant awards under the 2003 Plan in substitution for or in assumption of similar awards held by employees of other entities who become our employees as a result of a merger or acquisition.

The automatic grant of options to non-employee directors (described below) is to the maximum extent practicable, self-effectuating. The board of directors may, however, grant awards of restricted stock to non-employee directors in addition to or in lieu of the automatic option grants. Although the Committee’s discretion generally extends to those options, Board approval or ratification is required for any material amendment to any option or restricted stock granted under this program.

Eligibility.    Every full-time employee of Catellus or its subsidiaries will be eligible to receive cash-based and share-based awards under the 2003 Plan. Awards may be granted to employees at the discretion of the Committee.

In addition, non-employee members of the board of directors are eligible to receive automatic stock option grants and may elect to defer their compensation in director stock units under the non-employee director award program described below. The board of directors may make annual grants of restricted stock awards to non-employee directors in addition to or in lieu of the annual automatic stock option grants. The number of shares subject to, and the terms and conditions of such annual restricted stock awards, will be determined annually by the board of directors, except that the number of shares of restricted stock and the terms and conditions of the awards shall be the same for each non-employee director and will be subject to the share limits and other provisions of the 2003 Plan. Non-employee directors are not eligible to receive other discretionary awards under the 2003 Plan except with respect to deferred retainers or meeting fees as described under the non-employee director award program.

As of April 15, 2003, approximately 273 eligible employees, including executive officers (including all of the named executive officers) were considered eligible under the 2003 Plan, subject to the power of the Committee to determine eligible employees to whom awards will be granted, and ten non-employee members of the board of directors were considered eligible for awards under the non-employee director award program.

Share Limits.    The aggregate number of shares that may be delivered pursuant to all share-based awards under the 2003 Plan is 2,000,000 shares of our common stock, subject to adjustment. Various additional share limits are imposed. A maximum of:

•	1,500,000 shares may be issued pursuant to all awards (including restricted stock, stock bonuses and stock units) other than options, stock appreciation rights (“SARs”) director stock units or awards granted in lieu of cash compensation that would otherwise be payable to a participant and have a value equal to such cash compensation;

•	1,000,000 shares may be issued to a participant pursuant to share-based awards intended to qualify as “performance based awards” under Section 162(m) of the Internal Revenue Code (the “Code”) individually or in the aggregate in any calendar year

In addition, no employee may receive more than $2,500,000 in cash-based awards intended to qualify as “performance based awards” under Section 162(m) in any one calendar year.

As is customary in incentive plans of this nature, the number and kind of shares available under the 2003 Plan and the then outstanding stock-based awards, as well as exercise or purchase prices, performance targets under selected performance-based awards and share limits, are subject to adjustment in the event of certain reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar events, or extraordinary dividends or distributions of property to the stockholders.

The 2003 Plan will not limit the authority of the board of directors or the Committee to grant awards or authorize any other compensation, with or without reference to the common stock, under any other plan or authority.

Types of Awards.    The 2003 Plan authorizes both share-based award and cash-based awards. Share-based awards include the grant of stock options, SARs, restricted stock, phantom stock or units, performance stock or units, bonus stock or units, dividend equivalent units, or similar securities or rights and other awards payable in or with a value derived from or a price related to the value of our common stock. Cash-based awards are awards that provide participants with an opportunity to earn a cash payment based on the achievement of pre-established performance goals, as described below. Except with respect to director stock units, the maximum term of any award is ten years.

The 2003 Plan permits participants to pay the exercise price of an option or the cash purchase price (if any) of any shares in cash or, subject to Committee’s authorization and restrictions, by one or a combination of the following methods: (1) in cash; (2) by check payable to the order of Catellus; (3) by notice and third party payment in a manner authorized by the Committee; (4) by the delivery of shares of common stock already owned by the participant; and (5) to the extent permissible by applicable law, by a promissory note on terms and conditions established by the Committee.

The Committee in making or amending an award may determine the effect of termination of service (including retirement) on the rights and benefits under awards and in doing so may make distinctions based upon the cause of termination or other factors.

Options.    An option is the right to purchase common stock at a future date at a specified price (the “exercise price”). The per share exercise price of an option granted under the 2003 Plan may not be less than the fair market value of a share of common stock on the date the option is granted. The Committee may grant nonqualified and incentive stock options under the 2003 Plan. Incentive stock options are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the Internal Revenue Code and the 2003 Plan.

Each employee stock option will vest and become exercisable in accordance with a vesting schedule selected by Committee. In general, the 2003 Plan does not impose any minimum vesting periods on options or other awards. Nevertheless, shares of stock acquired after exercise of an option may not be sold earlier than six months after the date of grant.

Stock Appreciation Rights.    In its discretion, the Committee may grant an SAR concurrently with or after the grant of an option, and with reference to all or a portion of the shares covered by such options, or on a stand-alone basis. An SAR granted in connection with an option is typically the right to receive payment of an amount equal to the excess of the fair market value of common stock on the date the SAR is exercised over the exercise price of the related option (the “spread value”). The base price of a stand-alone SAR must be at least the fair market value of the common stock on the grant date. The base price of an SAR granted with reference to an outstanding option may be less than the fair market value of common stock on the date of grant, but if so, may not be less than the option exercise price. An SAR granted in connection with an option is only exercisable if and to the extent that the related option is exercisable. Upon exercise of an SAR, the holder receives the spread value in shares of common stock (valued at fair market value at date of exercise), in cash, or in a combination of common stock and cash other property.

Restricted Stock.    A restricted stock award is an award typically for a fixed number of shares of common stock, which is subject to vesting or other restrictions. The Committee will specify the price, if any, or services the recipient must provide for the shares of restricted stock, the conditions on vesting (which may include, among others, the passage of time or specified performance objectives or both) and any other restrictions (for example, restrictions on transfer) imposed on the shares.

Stock Units.    A stock unit represents a bookkeeping entry which serves as a unit of measurement relative to a share for purposes of determining the payment, in shares or cash, of a deferred benefit or right. Stock units may be granted for services rendered, in lieu of other compensation, or in lieu of, in exchange for or in addition to any other award under the 2003 Plan. The Committee will specify the terms relating to the stock units, the conditions on vesting and any other restrictions imposed on the units in making the award.

Other Share-Based Awards.    Other share-based awards that are permitted under the 2003 Plan include phantom stock or units, performance stock or units, bonus stock or units, dividend equivalent units, partnership profits interest convertible to stock, convertible preferred stock, convertible debentures, exchangeable securities or similar securities or rights and other awards payable in or with a value derived from or a price related to the value of our common stock, as well as awards valued by reference to subsidiary performance. These awards may be contingent in some manner upon the continued employment of a participant or upon the attainment of specified corporate or individual performance goals (as in the case of performance stock or units).

Cash-Based Awards.    The 2003 Plan also provides for cash-based awards, which do not depend on the value of our stock. These awards provide participants with the opportunity to earn a cash payment based upon the achievement of certain performance goals established by the Committee for an award cycle of up to five years. For each award cycle, the Committee will establish the size of awards, the performance goals and targets, and other terms and conditions of the awards.

Performance-Based Awards.    The Compensation Committee may also grant to employees and officers of Catellus and our subsidiaries share-based awards and cash-based awards that are designed to satisfy the requirements for deducibility under Section 162(m) of the Code. These awards are referred to as “Performance-Based Awards” and are designated as such at the time that they are granted. These Performance-Based Awards are in addition to options or stock appreciation rights that may also qualify as performance-based awards for Section 162(m) purposes.

Performance-Based Awards are earned and payable only if performance reaches specific, pre-established target levels related to one or more performance goals approved by the Compensation Committee. The specific performance targets must be approved by the Compensation Committee in advance of applicable deadlines under the Code and while the performance relating to the performance goals remains substantially uncertain. The Compensation Committee will provide, in terms of an objective formula or standard for each participant, the method of computing the maximum amount payable or maximum number of shares of stock or share units issuable to the participant if the specific targets are attained, subject to the other provisions of the 2003 Plan. The objective formula or standard will not, however, provide the Compensation Committee with discretion to increase the amount of any cash or shares of stock or stock units earned pursuant to the terms of an award.

The performance targets may be established based on one or a combination of the following performance goals:

•	Funds from operations

•	EBITDA (earnings before interest, taxes, depreciation and amortization)

•	Earnings per share

•	Economic value added

•	Return on equity

•	Total stockholder return

•	Net cash flow

•	Any individual quantity that is used to determine any of the foregoing criteria

•	Progress toward receipt of entitlements or natural resource permits

•	Completion or closing of transactions

•	Construction or inventory or investment activity

•	Bringing assets to market

•	Resolution of administrative or judicial proceedings or disputes

•	Hiring or other staffing targets

•	New clients, customers, or relationships

•	Budget or projections for any of the preceding items for future expenses

The performance of Catellus, any of our subsidiaries, or any of their divisions or other business units, or any combination of the foregoing may be measured against these performance goals over an award cycle consisting of any period up to five years. Appropriate adjustments to the performance targets for performance-based awards will be made by the Compensation Committee based upon objective criteria in the case of significant acquisitions or dispositions by Catellus, or any extraordinary gains or losses, material changes in accounting principles or practices, or other events that were not anticipated (or the effects of which were not anticipated) at the time targets were established, if necessary to neutralize the effect of those events on the performance-based awards. In addition, the Compensation Committee may determine at the time the specific performance targets are established that adjustments will apply to the objective formula or standard with respect to the applicable performance target to take into account significant acquisitions or dispositions by Catellus, extraordinary gains or losses, or material changes in accounting principles or practices that are anticipated to occur during the performance period. Unless the Compensation Committee designates another objective method of measurement, these adjustments will be determined in accordance with generally accepted accounting principles and standards.

The Compensation Committee must certify to the achievement of the specific performance targets before we will pay any performance-based award that is intended to comply with Section 162(m). The Compensation Committee may retain discretion to reduce, but not increase, the amount payable under a performance-based award to any participant, notwithstanding the achievement of specific performance targets. Performance-based awards may be accelerated in the event of a change in control of Catellus.

Performance-Based Awards may be share-based or may be cash-based. The maximum number of shares of common stock that may be delivered pursuant to all share-based awards that are granted as Performance-Based Awards to any participant under the 2003 Plan individually or in the aggregate in any calendar year may not exceed 1,000,000 shares (subject to adjustment). The annual aggregate amount of compensation that may be paid to any participant in respect of cash-based Performance-Based Awards granted to any participant under the 2003 Plan in any calendar year may not exceed $2,500,000.

Transferability Restrictions.    Participants generally may not transfer 2003 Plan awards or subject them in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. The Committee may, however, permit selected persons or entities related to a participant to exercise awards for estate and/or tax planning purposes.

Effect of a Change of Control on Awards.    The Committee may, in the Award Agreement, provide for the effect, if any, a “change of control” will have on an award. In addition to any provision in the Award Agreement, the Committee may take any other action it deems appropriate to ensure equitable treatment of participants if a change of control occurs, which may include acceleration of vesting or exercisability of an award, providing for a cash settlement of an award or other modifications.

A “change of control” under the 2003 Plan generally includes (subject to identified exceptions) selected changes in a majority of the board of directors, stockholder approval of the dissolution or liquidation of Catellus, certain mergers, consolidations or reorganizations in which stockholders before the transaction do not continue to own more than 50% of Catellus following the transaction, a sale of all or substantially all of Catellus’ business and/or assets, or the acquisition, directly or indirectly, of shares amounting to more than 25% of the combined outstanding shares or voting power of Catellus by any person.

Awards to Non-Employee Directors

Our board of directors currently includes ten non-employee members. Unless the board of directors decides otherwise (see discussion of restricted stock below), each non-employee director will automatically receive an option to purchase 5,000 shares of common stock under the terms of the 2003 Plan immediately following each annual meeting of stockholders. Any new non-employee member of the board will receive an option to purchase a portion of 5,000 shares that corresponds to the number of months until the next annual meeting. The exercise price of each automatic stock option grant is 100% of the fair market value of a share of common stock on the date of grant. Subject to earlier termination, each automatic stock option has a ten-year term and becomes exercisable in four equal installments on each of the first four anniversaries of the date of grant.

If a non-employee director’s service as a member of the board of directors is terminated because of death or disability, then the automatic option will immediately become exercisable and will remain exercisable for one year after his or her service terminates or until the expiration of the option’s stated term, whichever first occurs. If a non-employee director’s service as a member of the Board of Directors is terminated by reason of retirement, then the automatic option will immediately become exercisable and will remain exercisable for three years after his or her service terminates or until the expiration of the option’s stated term, whichever first occurs. If a non-employee director’s service as a member of the board of directors is terminated for any other reason, then the option, only if it has become exercisable, will remain exercisable for three months after his or her service terminates, and if not, it will terminate. Automatic options become fully exercisable immediately prior to the occurrence of a change of control (as defined above) and remain exercisable for one year after the change of control occurs. Options will terminate to the extent that they are not exercised before a dissolution of Catellus or, unless provision is made for the assumption or substitution of the options, upon a merger or other corporate event in which Catellus does not survive.

The board of directors may, in its sole discretion, grant each non-employee director an annual award of restricted stock, which may be either in addition to the annual stock option award or in lieu of the annual stock option award. Subject to 2003 Plan limitations, the terms and conditions of any annual restricted stock award will be determined by the board of directors and set forth in an award agreement. Each restricted stock award granted to a non-employee director for a year will have the same terms and cover the same number of shares as the restricted share awards granted to the other non-employee directors for the same year.

In addition, each non-employee director may irrevocably elect each year to defer any retainers or meeting fees for the following year and instead receive director stock units (“Director Stock Units”) in lieu of cash compensation. An election to defer must be made before the beginning of the calendar year in which the retainer or fee would otherwise be earned. The number of Director Stock Units to be credited to a director is calculated by dividing the amount of the deferred compensation by 90% of the closing price of our common stock on the date of the credit. We credit Director Stock Units on January 1 of each year for any deferred retainers, and they vest on a per diem basis over the course of that year. We credit Director Stock Units on December 31 of each year for any deferred meeting fees earned during that calendar year, and such units vest immediately. If a director dies, becomes disabled, or a change in control occurs and the director’s service as a director terminates thereafter, any unvested Director Stock Units vest immediately and all Director Stock Units are immediately distributed. Each director receives a distribution of common stock pursuant to vested Director Stock Units on the earlier of a date previously selected by the director (which may not be less than three years after the election is made) or January 1 following the director’s termination of service, except as described in the preceding sentence. We distribute common stock pursuant to Director Stock Units by issuing to the director an equivalent number of shares of our common stock, either in a lump sum or in a specified number of annual installments, as previously selected by the director. A Director Stock Unit has no voting rights until distributed as common stock.

If the 2003 Plan is approved by stockholders at the annual meeting, the Director Stock Unit account of each non-employee director under the 2000 Plan will be transferred to and merged into a director stock unit account established for each such person under the 2003 Plan, effective as of the date of the 2003 annual meeting, and will be governed by the terms of the 2003 Plan. However, all deferral elections, distribution elections and beneficiary designations made by the non-employee director will continue unless and until changed in accordance with the 2003 Plan. The Director Stock Units credited to each Director Stock Unit account under the 2000 Plan before the date the account is transferred and merged into the 2003 Plan account will count against the share limit under the 2000 Plan, and any additional Director Stock Units credited to each Director Stock Unit account under the 2003 Plan thereafter, either with respect to deferral elections or as dividend equivalents, will count against the share limit under the 2003 Plan.

Termination of or Changes to the 2003 Plan.    Our board of directors has the authority to amend, suspend, and discontinue the 2003 Plan subject to any stockholder approval that is required by applicable law or listing agency rules. The board or the Committee may amend outstanding awards in any manner that would be permitted for a new award, provided that any amendment that is adverse to a participant requires the participant’s consent. Unless terminated earlier by our board of directors, the 2003 Plan will terminate on April 30, 2013. The applicable provisions of the 2003 Plan and the Committee’s authority will continue with respect to any awards then outstanding.

Securities Underlying Awards.    The closing price of a share of common stock as of June 13, 2003 was $22.63 per share. If the 2003 Plan is approved by stockholders, we plan to register the 2,000,000 shares of common stock available for issuance under the 2003 Plan under the Securities Act of 1933, as amended.

Tax Consequences

The federal income tax consequences of the 2003 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2003 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

For nonqualified stock options, generally no taxable income is recognized by a participant, and we will not be entitled to any tax deduction, with respect to the grant of a nonqualified stock option. We generally are entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. Once exercised, the participant receives short-term or long-term capital gain treatment on any further gain or loss, depending on the length of time the participant holds the stock prior to the sale. For incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income either at the time of grant or exercise or (provided that the participant holds the shares at least two years after grant and one year after exercise) at any later time. Rather, the participant receives capital gains or loss treatment on the difference between his or her basis and the ultimate sales price.

The current federal income tax consequences of other awards authorized under the 2003 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; restricted stock is taxed as income at the time the restrictions lapse (although employees may elect earlier taxation and convert future gains to capital gains) equal to the excess of the fair market value over the price paid; restricted stock units, bonuses and performance share awards are generally subject to tax at the time of payment in the form of stock or cash; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed to the individual when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If the vesting or payment of an award accelerates under the 2003 Plan in connection with a change in control, the company may not be permitted to deduct the portion of the compensation attributable to the acceleration. Furthermore, if compensation attributable to awards is not performance-based within the meaning of 162(m) of the Code, the Company may not be permitted to deduct aggregate compensation to certain executive officers that is not performance-based, to the extent that it exceeds $1,000,000 in any tax year.

New Plan Benefits

The following chart presents the benefits or amounts that will be received by or allocated to each of the following groups for the calendar year 2003, and to the extent that these benefits or amounts are determinable, based on stock options that will be allocated, based on the stated assumptions, to non-employee directors pursuant to the formulaic annual option grants under the 2003 Plan, and elections as to annual retainer fees under Director Stock Units (not taking into account meeting fees), subject to any future amendments to the 2003 Plan.

2003 Performance Award Plan

(Annual Non-Employee Director Awards)

Name and Position	Number of Shares Underlying Stock Options	Number of Shares Underlying Director Stock Units
Nelson C. Rising, Chairman and Chief Executive Officer	Not applicable	Not applicable
Timothy J. Beaudin, Executive Vice President	Not applicable	Not applicable
C. William Hosler, Senior Vice President and Chief Financial Officer	Not applicable	Not applicable
Vanessa L. Washington, Senior Vice President and General Counsel	Not applicable	Not applicable
Paul A. Lockie, Vice President and Controller	Not applicable	Not applicable
Executive Group	Not applicable	Not applicable
Non-Executive Director Group (10 persons)	50,000 x 10(1)	11,508(2)
Non-Executive Officer Employee Group (267 persons)	Not applicable	Not applicable

(1)	Represents the aggregate number of shares subject to grants of stock options for calendar years 2003 through 2013, assuming, among other future variables, that there are no new eligible directors, there continues to be 10 eligible directors seated, that the number of shares subject to each annual grant is not increased or decreased and that there are no restricted stock awards granted to non-employee directors. The actual number of shares that will be subject to stock options for initial one-time grants to new directors under this program and the number of other awards to any of the foregoing persons or groups is not determinable.

(2)	Based on current elections for fiscal year 2003 under the 2000 Plan by eligible continuing directors with respect to the annual retainer and, when applicable, a portion of the Committee Chair retainer. This number does not include meeting fees and dividend equivalents, which are indeterminable at this time. The number of shares to be issued and stock units to be credited to stock unit accounts under the 2003 Plan for calendar year 2003 (for Director Stock Units to be granted with respect to meeting fees on December 31, 2003) and thereafter will depend on future variable such as stock prices, the number of board and committee meetings, and any increases in compensation of directors from time to time, whether payable in cash or shares, and is thus not currently determinable.

Except for the above features of the 2003 Plan, Catellus has not approved any awards under the 2003 Plan that are conditioned upon stockholder approval of this 2003 Plan and is not currently considering any specific award grants under the 2003 Plan. If the 2003 Plan had been in existence during 2002, we expect that award grants would not have been substantially different from those actually made under the 2000 Plan. For information regarding awards granted to our executive officers in fiscal 2002, see “Proposal 2—Executive Compensation” and “Proposal 2—Option Grants and Exercises.”

All members of the board of directors are eligible to receive awards under the 2003 Plan and thus have a personal interest in the approval of the amendment.

For a discussion of our equity compensation plan information, please see page 199 of this proxy statement/prospectus.

The board of directors unanimously recommends a vote “FOR” approval of the 2003 Performance Award Plan.

PROPOSAL 5

STOCKHOLDER PROPOSAL

Catellus was notified that Mr. Emil Rossi, P.O. Box 249, Boonville, California 95415, beneficial owner of 196 shares of Catellus’ common stock, intends to have his designee, Mr. John Chevedden, present the following proposal at our annual meeting. Following Securities and Exchange Commission rules, we are reprinting the proposal and supporting statements as they were submitted to us, other than minor formatting and the renumbering of the proposal number to be consistent with the ordering of proposals in this proxy statement/prospectus. We take no responsibility for the content of the proposal and supporting statements:

“5—Shareholder Vote on Poison Pills

This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania’s Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, Wall Street Journal, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors, www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder participation.

Shareholder Vote on Poison Pills

Yes on 5”

The board of directors recommends that you vote “AGAINST” this stockholder proposal for the following reasons:

Your board of directors believes that the stockholder proposal is not in the best interest of the Company or you, the stockholders, and recommends that you vote against it.

The term “poison pill” is not defined in the stockholder proposal, but is commonly used to mean stockholder rights plans. Generally, the purpose of such plans is to require potential acquirers of a company to negotiate with the company’s board of directors.

Although we currently have a stockholder rights plan that we adopted in 1999, we currently have no plans for Catellus REIT to adopt a stockholder rights plan after the completion of the merger and the REIT conversion and our current stockholder rights plan will be cancelled in connection with the merger.

Your board of directors reserves its right, however, to adopt a stockholder rights plan in the future, with or without stockholder approval. We strongly believe that it is ill advised and dangerous for corporate governance matters to be predetermined in the abstract. The stockholder proposal, if enacted, limits the ability of our board of directors to engage in a thoughtful analysis of the merits of adopting a rights plan at a time when having a rights plan may be advantageous to the Company and stockholders. Unexpected events can and do occur. In some situations, due to timing constraints or other reasons we believe to be in the best interests of stockholders, circumstances might demand that a stockholder rights plan be adopted without stockholder approval. If, as a result of circumstances we do not presently foresee, we were to adopt a rights plan, we would only do so if the board of directors determined that the plan was likely to assist in the board’s efforts to create additional stockholder value.

Your board of directors’ commitment has always been, and will always be, to serve the best interests of the Company. The board, as your legal representatives, has responsibilities and fiduciary duties that require it to act in the best interests of the Company in the event of a takeover bid for the Company, including the adoption of a stockholders rights plan if it is determined that such a plan would help to deliver full value to the Company and its stockholders. To protect and maximize stockholder value, however, the board of directors must retain the flexibility to act expeditiously in unexpected circumstances.

FOR ALL THESE REASONS, THE BOARD RECOMMENDS THAT YOU VOTE “AGAINST” THIS STOCKHOLDER PROPOSAL.

LEGAL MATTERS

Certain legal matters, including certain tax matters, will be passed upon for Catellus and Catellus REIT by O’Melveny & Myers LLP, Los Angeles, California and Goodwin Procter LLP, Boston, Massachusetts.

INDEPENDENT ACCOUNTANTS

The financial statements of Catellus and subsidiaries as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, incorporated by reference into this proxy statement/prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants. PricewaterhouseCoopers LLP has been selected as our independent accountants by the Audit Committee of our board of directors, and has audited our financial statements for 2002. A representative of PricewaterhouseCoopers will be present at our 2003 annual meeting and will be available to answer questions. The representative will have an opportunity to make a statement if he or she decides to do so.

SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

Under our bylaws, and as permitted by the rules of the Securities and Exchange Commission, a stockholder must follow certain procedures to submit a proposal nominating persons for election as directors or introducing an item of business at our annual meeting of stockholders. A copy of these procedures, including specific information that must be contained in a notice of proposal, may be obtained by contacting our Corporate Secretary at 201 Mission Street, Second Floor, San Francisco, California 94105.

If you would like to have your proposal included in our proxy statement and form of proxy voting card for presentation at our 2004 annual meeting of stockholders, it must be received by our Corporate Secretary by

            , 2003. If you would like to introduce your proposal at the 2004 annual meeting, we must receive notice of your proposal at least 60 days before the 2004 annual meeting, or, if a public announcement of the annual meeting is not made at least 75 days before such annual meeting, no later than 10 days following such public announcement.

OTHER MATTERS

The board of directors of Catellus knows of no other business to be presented at the annual meeting. In the event that other matters properly come before the annual meeting, the persons named as proxies will vote on them in accordance with their best judgment.

ANNEX A

[To be filed by amendment.]

1

ANNEX B-1

FORM OF

RESTATED

CERTIFICATE OF INCORPORATION

OF

CATELLUS SUBCO, INC.

Catellus SubCo, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.    The date of the filing of the original Certificate of Incorporation of Catellus SubCo, Inc. with the Secretary of State of the State of Delaware was March 28, 2003 (the “Original Certificate of Incorporation”).

2.    This Restated Certificate of Incorporation (this “Restated Certificate of Incorporation”), amends, restates and integrates the provisions of the Original Certificate of Incorporation and in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “GCL”), was duly adopted by the sole stockholder and the Board of Directors by written consent in accordance with Sections 228 and 141(f), respectively of the GCL.

3.    The text of the Original Certificate of Incorporation is hereby amended and restated in its entirety to provide as herein set forth in full.

Article I

NAME

The name of the Company is Catellus Development Corporation (hereinafter referred to as the “Company”).

Article II

REGISTERED OFFICE

The address of the registered office of the Company in the State of Delaware is Corporation Service Company, 2711 Centreville Road, Suite 800, City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is Corporation Service Company.

Article III

PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the GCL.

Article IV

CAPITAL STOCK

1.    The total number of shares and the par value of all classes of capital stock which the Company is authorized to issue is as follows:

Common Stock	150,000,000 shares, par value $0.01 per share (the “Common Stock”),

Preferred Stock	50,000,000 shares, par value $0.01 per share (the “Preferred Stock”), and

Excess Stock	50,000,000 shares, par value $0.01 per share (the “Excess Stock”)

2.    The designations, powers, preferences, rights, qualifications, limitations and restrictions upon each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

(a)    Common Stock.  Subject to the provisions of any series of Preferred Stock which may at the time be outstanding, the holders of Common Stock and, if any Excess Stock is then outstanding, the Excess Stock shall be entitled to receive, when and as declared from time to time by the Board of Directors (the “Board”) out of any funds legally available for the purpose, such dividends as may be declared from time to time by the Board. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or upon the distribution of its assets, after the payment in full or the setting apart for payment of such preferential amounts, if any, to which the holders of Preferred Stock at the time outstanding shall be entitled, the remaining assets of the Company available for payment and distribution to stockholders shall, subject to any participating or similar rights of any series of Preferred Stock at the time outstanding, be distributed ratably among (i) the holders of Common Stock at the time outstanding and (ii) the holders of any Excess Stock then outstanding. All shares of Common Stock shall have equal noncumulative voting rights, distribution, liquidation and other rights, and shall have no preference, conversion, exchange, preemptive or redemption rights.

(b)    Preferred Stock.  The Board is hereby expressly authorized at any time, and from time to time, to provide for the issuance of Preferred Stock upon such terms and conditions and pursuant to such agreements as the Board may determine, such Preferred Stock to be in one or more series with such relative rights, preferences, powers, qualifications, limitations and restrictions, subject to limited voting rights as hereinafter described, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board, and as are not stated and expressed in this Restated Certificate of Incorporation, including (without limiting the generality thereof) the following as to each such series:

(i)    the designation of such series;

(ii)    the dividends, if any, payable with respect to such series, the rates or bases for determining such dividends, any conditions and dates upon which such dividends shall be payable, the preferences, if any, of such dividends over, or the relation of such dividends to, the dividends payable on any other class or series of capital stock of the Company, whether such dividends shall be noncumulative or cumulative, and, if cumulative, the date or dates from which such dividends shall be cumulative;

(iii)    whether Preferred Stock of such series shall be redeemable at the option of the Company or the holder or both or upon the happening of a specified event and, if redeemable, whether for cash, property or rights, including securities of the Company, the times, prices or rates and any adjustment and other terms and conditions of such redemption;

(iv)    the terms and amount of any sinking, retirement or purchase fund provided for the purchase or redemption of Preferred Stock of such series;

(v)    whether or not Preferred Stock of such series shall be convertible into or exchangeable for capital stock of another class or series or other securities of the Company or any other entity, at the option of the Company or of the holder or both or upon the happening of a specified event and, if provision be made for such conversion or exchange, the terms, prices, rates, adjustments and any other terms and conditions thereof;

(vi)    the restrictions, if any, on the issue or reissue of shares of Preferred Stock of such series or any other series;

(vii)    the extent, if any, to which the holders of the Preferred Stock of such series shall be entitled to preemptive rights; and

(viii)    the rights of the holders of the Preferred Stock of such series upon the liquidation, dissolution or winding up of the Company or any distribution of its assets;

provided, that notwithstanding anything to the contrary contained in this Article IV, the Board shall not issue any Preferred Stock which entitles the holder thereof to vote as a series or as part of a class except for voting rights, if any, (A) to elect one or more Directors upon the happening of a specified event of default in the payment of dividends (B) as required by any national securities exchange on which the Preferred Stock is or may be listed for trading or (C) as otherwise required by law.

3.    Restrictions on Ownership and Transfer of Equity Stock.

(a)    Definitions.  For purposes of this Article IV, the following terms shall have the meanings set forth below:

“Beneficial Ownership,” when used with respect to ownership of shares of Equity Stock by any Person, shall mean all shares of Equity Stock which are (i) directly owned by such Person or (ii) indirectly owned by such Person (if such Person is an “individual” as defined in Section 542(a)(2) of the Code) through the application of the constructive ownership rules of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code, provided that (x) in determining the number of shares Beneficially Owned by a Person, no share shall be counted more than once although applicable to clauses (i) and (ii) of this definition. (Whenever a Person Beneficially Owns shares of Equity Stock that are not actually outstanding (e.g., shares issuable upon the exercise of an option or the conversion of a convertible security) (“Option Shares”), then, whenever this Restated Certificate of Incorporation requires a determination of the percentage of outstanding shares of a class of Equity Stock Beneficially Owned by such Person, the Option Shares Beneficially Owned by such Person shall also be deemed to be outstanding.) The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have correlative meanings.

“Beneficiary” shall mean, with respect to any Trust, one or more organizations described in each of Section 170(b)(1)(A) (other than clauses (vii) and (viii) thereof) and Section 170(c)(2) of the Code that are named by the Company as the beneficiary or beneficiaries of such Trust, in accordance with the provisions of Section 4(d) of this Article IV.

“Code” shall mean the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include reference to any corresponding provision of future law.

“Constructive Ownership” shall mean ownership of shares of Equity Stock by a Person who is or would be treated as a direct or indirect owner of such shares of Equity Stock through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns” and “Constructively Owned” shall have correlative meanings.

“Equity Stock” shall mean a particular class (other than Excess Stock) or series of capital stock of the Company. The use of the term “Equity Stock” or any term defined by reference to the term “Equity Stock” shall refer to the particular class or series of capital stock which is appropriate under the context.

“Look-Through Entity” shall mean a Person that is either (i) a trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code as modified by Section 856(h)(3) of the Code, (ii) registered under the Investment Company Act of 1940 or (iii) a government plan as described in Section 414(d) of the Code.

“Look-Through Ownership Limit” shall mean, with respect to a class or series of Equity Stock, 15% of the number of outstanding shares of such Equity Stock.

“Market Price” of Equity Stock on any date shall mean the average of the Closing Price for shares of such Equity Stock for the five (5) consecutive Trading Days ending on such date. The “Closing Price” on any date shall mean the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the shares of Equity Stock are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of Equity Stock are listed or admitted to trading or, if the shares of Equity Stock are not listed or admitted to trading on any national securities exchange, the last quoted price, or if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the Nasdaq Stock Market, Inc. or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if the shares of Equity Stock are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker selected by the Board making a market in the shares of Equity Stock.

“Non-Transfer Event” shall mean an event other than a purported Transfer that would cause any Person to Beneficially Own or Constructively Own a greater number of shares of Equity Stock than such Person Beneficially Owned or Constructively Owned immediately prior to such event. Non-Transfer Events include but are not limited to (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of shares (or of Beneficial Ownership of shares) of Equity Stock or (ii) the sale, transfer, assignment or other disposition of interests in any Person or of any securities or rights convertible into or exchangeable for shares of Equity Stock or for interests in any Person that results in changes in Beneficial Ownership of shares of Equity Stock.

“Ownership Limit” shall mean, with respect to a class or series of Equity Stock, 9.8% of the number of outstanding shares of such Equity Stock.

“Permitted Transferee” shall mean any Person designated as a Permitted Transferee in accordance with the provisions of Section 4(h) of this Article IV.

“Person” shall mean an individual or any corporation, partnership, estate, trust, association, private foundation, joint stock company or any other entity; but shall not include an underwriter that participates in a public offering of Equity Stock for a period of ninety (90) days following purchase by such underwriter of such Equity Stock.

“Prohibited Owner” shall mean, with respect to any purported Transfer or Non-Transfer Event, any Person who is prevented from becoming or remaining the owner of record title to shares of Equity Stock by the provisions of Section 4(a) of this Article IV.

“Restriction Termination Date” shall mean the date, if any, which the Board fixes as being the date after which it is no longer in the best interests of the Company to attempt to, or continue to, qualify under the Code as a real estate investment trust (a “REIT”).

“Trading Day” shall mean a day on which the principal national securities exchange on which any of the shares of Equity Stock are listed or admitted to trading is open for the transaction of business or, if none of the shares of Equity Stock are listed or admitted to trading on any national securities exchange, any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

“Transfer” (as a noun) shall mean any sale, transfer, gift, assignment, devise or other disposition of shares (or of Beneficial Ownership of shares) of Equity Stock, whether voluntary or involuntary, whether of record, constructively or beneficially and whether by operation of law or otherwise. “Transfer” (as a verb) shall have the correlative meaning.

“Trust” shall mean any separate trust created and administered in accordance with the terms of Section 4 of this Article IV, for the exclusive benefit of any Beneficiary.

“Trustee” shall mean any Person or entity, unaffiliated with both the Company and any Prohibited Owner (and, if different than the Prohibited Owner, the Person who would have had Beneficial Ownership of the Shares that would have been owned of record by the Prohibited Owner), designated by the Company to act as trustee of any Trust, or any successor trustee thereof.

(b)    Restriction on Ownership and Transfer.

(i)    (A)    Except as provided in Section 3(d) of this Article IV, until the Restriction Termination Date (1) no Person (other than a Look-Through Entity) shall Beneficially Own shares of Equity Stock in excess of the Ownership Limit and (2) no Look-Through Entity shall Beneficially Own shares of Equity Stock in excess of the Look-Through Ownership Limit.

(B)    Except as provided in Section 3(d) of this Article IV, until the Restriction Termination Date any purported Transfer (whether or not the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system) that, if effective, would result in any Person (other than a Look-Through Entity) Beneficially Owning shares of Equity Stock in excess of the Ownership Limit shall be void ab initio as to the Transfer of that number of shares of Equity Stock which would be otherwise Beneficially Owned by such Person in excess of the Ownership Limit, and the intended transferee shall acquire no rights in such shares of Equity Stock.

(C)    Except as provided in Section 3(d) of this Article IV, until the Restriction Termination Date any purported Transfer (whether or not the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system) that, if effective, would result in any Look-Through Entity Beneficially Owning shares of Equity Stock in excess of the Look-Through Ownership Limit shall be void ab initio as to the Transfer of that number of shares of Equity Stock which would be otherwise Beneficially Owned by such Look-Through Ownership Entity in excess of the Look-Through Ownership Limit, and the intended transferee Look-Through Entity shall acquire no rights in such shares of Equity Stock.

(ii)    Until the Restriction Termination Date any purported Transfer (whether or not the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system) of shares of Equity Stock that, if effective, would result in the Company being “closely held” within the meaning of Section 856(h) of the Code shall be void ab initio as to the Transfer of that number of shares of Equity Stock that would cause the Company to be “closely held” within the meaning of Section 856(h) of the Code, and the intended transferee shall acquire no rights in such shares of Equity Stock.

(iii)    Until the Restriction Termination Date any purported Transfer (whether or not the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system) of shares of Equity Stock that, if effective, would cause the Company to Constructively Own 10% or more of the ownership interests in a tenant of the real property of the Company or any direct or indirect subsidiary (whether a corporation, partnership, limited liability company or other entity) of the Company (a “Subsidiary”), within the meaning of Section 856(d)(2)(B) of the Code (other than a tenant that is a “taxable REIT subsidiary” (within the meaning of Section 856(1) of the Code) of the Company), shall be void ab initio as to the Transfer of that number of shares of Equity Stock that would cause the Company to Constructively Own 10% or more of the ownership interests in a tenant of the real property of the Company or a Subsidiary within the meaning of Section 856(d)(2)(B) of the Code (other than a tenant that is a “taxable REIT subsidiary” (within the meaning of Section 856(1) of the Code) of the Company), and the intended transferee shall acquire no rights in such shares of Equity Stock.

(iv)    Until the Restriction Termination Date any purported Transfer (whether or not the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system) that, if effective, would result in shares of Equity Stock being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code shall be void ab initio and the intended transferee shall acquire no rights in such shares of Equity Stock.

(c)    Owners Required to Provide Information.  Until the Restriction Termination Date:

(i)    Every record owner of more than 5%, or such lower percentages as are then required pursuant to regulations under the Code, of the outstanding shares of any class or series of Equity Stock of the Company as of any dividend record date with respect to the Company’s Equity Stock shall, no later than January 30 of each year, provide to the Company a written statement or affidavit stating the name and address of such record owner, the number of shares of Equity Stock Beneficially Owned by such record owner as of each such dividend record date, and a description of how such shares are held. Each such record owner shall provide to the Company such additional information as the Company may request in order to determine the effect, if any, of such ownership on the Company’s status as a REIT and to ensure compliance with the Ownership Limit.

(ii)    Each Person who is a Beneficial Owner of shares of Equity Stock and each Person (including the stockholder of record) who is holding shares of Equity Stock for a Beneficial Owner shall, within thirty (30) days of receiving a written request from the Company therefor, provide to the Company a written statement or affidavit stating such information as the Company may request in order to determine the Company’s status as a REIT and to ensure compliance with the Ownership Limit.

(d)    Exception.  The Board, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence or undertakings acceptable to it, may, in its sole discretion, waive the application of the Ownership Limit or the Look-Through Ownership Limit to a Person subject, as the case may be, to any such limit, provided that (i) the Board obtains such representations and undertakings from such Person as are reasonably necessary to ascertain that such Person’s Beneficial Ownership or Constructive Ownership of shares of Equity Stock will now and in the future (A) not result in the Company being “closely held” within the meaning of Section 856(h) of the Code, (B) not cause the Company to Constructively Own 10% or more of the ownership interests of a tenant of the Company or a Subsidiary within the meaning of Section 856(d)(2)(B) of the Code (other than a tenant that is a “taxable REIT subsidiary” (within the meaning of Section 856(1) of the Code) of the Company) and to violate the 90% gross income test of Section 856(c)(2) of the Code, and (C) not result in the shares of Equity Stock of the Company being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code and (ii) such Person agrees in writing that any violation or attempted violation of (x) such other limitation as the Board may establish at the time of such waiver with respect to such Person or (y) such other restrictions and conditions as the Board may in its sole discretion impose at the time of such waiver with respect to such Person, will result, as of the time of such violation even if discovered after such violation, in the conversion of such shares in excess of the original limit applicable to such Person into shares of Excess Stock pursuant to Section 4(a) of this Article IV.

(e)    Stock Exchange Transactions.  Notwithstanding any provision contained herein to the contrary, nothing in this Restated Certificate of Incorporation shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system. In no event shall the existence or application of the preceding sentence have the effect of deterring or preventing the conversion of Equity Stock into Excess Stock as contemplated herein.

4.    Excess Stock.

(a)    Conversion into Excess Stock.

(i)    If, notwithstanding the other provisions contained in this Article IV, prior to the Restriction Termination Date, there is a purported Transfer or Non-Transfer Event such that any Person (other than a Look-Through Entity) would Beneficially Own shares of Equity Stock in excess of the Ownership Limit, or such that any Person that is a Look-Through Entity would Beneficially Own shares of Equity Stock in excess of the Look-Through Limit, then, (A) except as otherwise provided in Section 3(d) of this Article IV, the purported transferee shall be deemed to be a Prohibited Owner and shall acquire no right or interest (or, in the case of a Non-Transfer Event, the Person holding record title to the shares of Equity Stock Beneficially Owned by such Beneficial Owner shall cease to own any right or interest) in such number of shares of Equity Stock which would cause such Beneficial Owner to Beneficially Own shares of Equity Stock in excess of the Ownership Limit or the Look-Through Limit, as the case may be, (B) such number of shares of Equity Stock in excess of the Ownership Limit or the Look-Through Limit, as the case may be, (rounded up to the nearest whole share) shall be automatically converted into an equal number of shares of Excess Stock and transferred to a Trust in accordance with Section 4(d) of this Article IV and (C) the Prohibited Owner shall submit the certificates representing such number of shares of Equity Stock to the Company, accompanied by all requisite and duly executed assignments of transfer thereof, for registration in the name of the Trustee of the Trust. Such conversion into Excess Stock and transfer to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event, as the case may be, even though the certificates representing the shares of Equity Stock so converted may be submitted to the Company at a later date.

(ii)    If, notwithstanding the other provisions contained in this Article IV, prior to the Restriction Termination Date there is a purported Transfer or Non-Transfer Event that, if effective, would (A) result in the Company being “closely held” within the meaning of Section 856(h) of the Code, (B) cause the Company to Constructively Own 10% or more of the ownership interest in a tenant of the Company’s or a Subsidiary’s real property within the meaning of Section 856(d)(2)(B) of the Code (other than a tenant that is a “taxable REIT subsidiary” (within the meaning of Section 856(1) of the Code) of the Company) or (C) result in the shares of Equity Stock being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code, then (x) the purported transferee shall be deemed to be a Prohibited Owner and shall acquire no right or interest (or, in the case of a Non-Transfer Event, the Person holding record title of the shares of Equity Stock with respect to which such Non-Transfer Event occurred shall cease to own any right or interest) in such number of shares of Equity Stock, the ownership of which by such purported transferee or record holder would (1) result in the Company being “closely held” within the meaning of Section 856(h) of the Code, (2) cause the Company to Constructively Own 10% or more of the ownership interests in a tenant of the Company’s or a Subsidiary’s real property within the meaning of Section 856(d)(2)(B) of the Code (other than a tenant that is a “taxable REIT subsidiary” (within the meaning of Section 856(1) of the Code) of the Company) or (3) result in the shares of Equity Stock being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code, (y) such number of shares of Equity Stock (rounded up to the nearest whole share) shall be automatically converted into an equal number of shares of Excess Stock and transferred to a Trust in accordance with Section 4(d) of this Article IV and (z) the Prohibited Owner shall submit the certificates representing such number of shares of Equity Stock to the Company, accompanied by all requisite and duly executed assignments of transfer thereof, for registration in the name of the Trustee of the Trust. Such conversion into Excess Stock and transfer to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event, as the case may be, even though the certificates representing the shares of Equity Stock so converted may be submitted to the Company at a later date.

(iii)    Upon the occurrence of such a conversion of shares of Equity Stock into an equal number of shares of Excess Stock, such shares of Equity Stock shall be automatically retired and canceled,

without any action required by the Board of the Company, and shall thereupon be restored to the status of authorized but unissued shares of the particular class or series of Equity Stock from which such Excess Stock was converted and may be reissued by the Company as that particular class or series of Equity Stock.

(b)    Remedies for Breach.  If the Company, or its designees, shall at any time determine in good faith that a Transfer has taken place in violation of Section 3(b) of this Article IV or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any shares of Equity Stock in violation of Section 3(b) of this Article IV, the Company shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or acquisition, including, but not limited to, refusing to give effect to such Transfer on the stock transfer books of the Company or instituting proceedings to enjoin such Transfer or acquisition, but the failure to take any such action shall not affect the automatic conversion of shares of Equity Stock into Excess Stock and their transfer to a Trust in accordance with Section 4(a) of this Article IV.

(c)    Notice of Restricted Transfer.  Any Person who acquires or attempts to acquire shares of Equity Stock in violation of Section 3(b) of this Article IV, or any Person who owns shares of Equity Stock that were converted into shares of Excess Stock and transferred to a Trust pursuant to Sections 4(a) and 4(d) of this Article IV, shall immediately give written notice to the Company of such event and shall provide to the Company such other information as the Company may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event, as the case may be, on the Company’s status as a REIT.

(d)    Ownership in Trust.  Upon any purported Transfer or Non-Transfer Event that results in Excess Stock pursuant to Section 4(a) of this Article IV, (i) the Company shall create, or cause to be created, a Trust, and shall designate a Trustee and name a Beneficiary thereof and (ii) such Excess Stock shall be automatically transferred to such Trust to be held for the exclusive benefit of the Beneficiary. Any conversion of shares of Equity Stock into shares of Excess Stock and transfer to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event that results in the conversion. Shares of Excess Stock so held in trust shall remain issued and outstanding shares of stock of the Company.

(e)    Dividend Rights.  Each share of Excess Stock shall be entitled to the same dividends and distributions (as to both timing and amount) as may be declared by the Board with respect to shares of Common Stock. The Trustee, as record holder of the shares of Excess Stock, shall be entitled to receive all dividends and distributions and shall hold all such dividends or distributions in trust for the benefit of the Beneficiary. The Prohibited Owner with respect to such shares of Excess Stock shall repay to the Trust the amount of any dividends or distributions received by it (i) that are attributable to any shares of Equity Stock that have been converted into shares of Excess Stock and (ii) the record date of which was on or after the date that such shares were converted into shares of Excess Stock. The Company shall take all measures that it determines reasonably necessary to recover the amount of any such dividend or distribution paid to a Prohibited Owner, including, if necessary, withholding any portion of future dividends or distributions payable on shares of Equity Stock Beneficially Owned by the Person who, but for the provisions of this Article IV, would Constructively Own or Beneficially Own the shares of Equity Stock that were converted into shares of Excess Stock; and, as soon as reasonably practicable following the Company’s receipt or withholding thereof, the Company shall pay over to the Trust for the benefit of the Beneficiary the dividends so received or withheld, as the case may be.

(f)    Rights Upon Liquidation.  In the event of any voluntary or involuntary liquidation of, or winding up of, or any distribution of the assets of, the Company, each holder of shares of Excess Stock shall be entitled to receive, ratably with each other holder of shares of Common Stock and Excess Stock, that portion of the assets of the Company that is available for distribution to the holders of Common Stock and Excess Stock. The Trust shall distribute to the Prohibited Owner the amounts received upon such liquidation, dissolution, or winding up, or distribution; provided, however, that the Prohibited Owner shall not be entitled to receive amounts in excess of, in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Equity Stock and which Transfer resulted in the conversion of the shares into shares of Excess Stock, the product of (x) the price per share, if any, such Prohibited Owner paid for the shares of Equity Stock and (y) the number of shares of Equity Stock which were so converted into Excess Stock, and, in the case of a Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or purported Transfer, as the case may be, resulted in the conversion of the shares into shares of Excess Stock, the product of (x) the price per share equal to the Market Price on the date of such Non-Transfer Event or purported Transfer and (y) the number of shares of Equity Stock which were so converted into Excess Stock. Any remaining amount in such Trust shall be distributed to the Beneficiary.

(g)    Voting Rights.  Each share of Excess Stock shall entitle the holder to no voting rights other than those voting rights which accompany a class of capital stock under Delaware law. The Trustee, as record holder of the Excess Stock, shall be entitled to vote all shares of Excess Stock. Any vote by a Prohibited Owner as a purported holder of shares of Equity Stock prior to the discovery by the Company that such shares of Equity Stock have been converted into shares of Excess Stock shall, subject to applicable law, be rescinded and shall be void ab initio with respect to such shares of Excess Stock.

(h)    Designation of Permitted Transferee.

(i)    As soon as practicable after the Trustee acquires Excess Stock, but in an orderly fashion so as not to materially adversely affect the trading price of Common Stock, the Trustee shall designate one or more Persons as Permitted Transferees and sell to such Permitted Transferees any shares of Excess Stock held by the Trustee; provided, however, that (A) any Permitted Transferee so designated purchases for valuable consideration (whether in a public or private sale) the shares of Excess Stock and (B) any Permitted Transferee so designated may acquire such shares of Excess Stock without violating any of the restrictions set forth in Section 3(b) of this Article IV and without such acquisition resulting in the conversion of the shares of Equity Stock so acquired into shares of Excess Stock and the transfer of such shares to a Trust pursuant to Sections 4(a) and 4(d) of this Article IV. The Trustee shall have the exclusive and absolute right to designate Permitted Transferees of any and all shares of Excess Stock. Prior to any transfer by the Trustee of shares of Excess Stock to a Permitted Transferee, the Trustee shall give not less than five (5) Trading Days prior written notice to the Company of such intended transfer and the Company must have waived in writing its purchase rights under Section 4(j) of this Article IV.

(ii)    Upon the designation by the Trustee of a Permitted Transferee in accordance with the provisions of this Section 4(h), the Trustee shall cause to be transferred to the Permitted Transferee shares of Excess Stock acquired by the Trustee pursuant to Section 4(d) of this Article IV. Upon such transfer of shares of Excess Stock to the Permitted Transferee, such shares of Excess Stock shall be automatically converted into an equal number of shares of Equity Stock of the same class and series from which such Excess Stock was converted. Upon the occurrence of such a conversion of shares of Excess Stock into an equal number of shares of Equity Stock, such shares of Excess Stock shall be automatically retired and canceled, without any action required by the Board of the Company, and shall thereupon be restored to the status of authorized but unissued shares of Excess Stock and may be reissued by the Company as Excess Stock. The Trustee shall (A) cause to be recorded on the stock transfer books of the Company that the Permitted Transferee is the holder of record of such number of shares of Equity Stock and (B) distribute to the Beneficiary any and all amounts held with respect to such shares of Excess Stock after making payment to the Prohibited Owner pursuant to Section 4(i) of this Article IV.

(iii)    If the Transfer of shares of Excess Stock to a purported Permitted Transferee would or does violate any of the transfer restrictions set forth in Section 3(b) of this Article IV, such Transfer shall be void ab initio as to that number of shares of Excess Stock that cause the violation of any such restriction when such shares are converted into shares of Equity Stock (as described in clause (ii)

above) and the purported Permitted Transferee shall be deemed to be a Prohibited Owner and shall acquire no rights in such shares of Excess Stock or Equity Stock. Such shares of Equity Stock shall be automatically re-converted into Excess Stock and transferred to the Trust from which they were originally Transferred. Such conversion and transfer to the Trust shall be effective as of the close of trading on the Trading Day prior to the date of the Transfer to the purported Permitted Transferee and the provisions of this Article IV shall apply to such shares, including, without limitation, the provisions of Sections 4(h) through 4(j) with respect to any future Transfer of such shares by the Trust.

(i)    Compensation to Record Holder of Shares of Equity Stock That Are Converted into Shares of Excess Stock.  Any Prohibited Owner shall be entitled (following acquisition of the shares of Excess Stock and subsequent designation of and sale of Excess Stock to a Permitted Transferee in accordance with Section 4(h) of this Article IV or following the acceptance of the offer to purchase such shares in accordance with Section 4(j) of this Article IV) to receive from the Trustee following the sale or other disposition of such shares of Excess Stock the lesser of (i) (A) in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Equity Stock and which Transfer resulted in the conversion of such shares into shares of Excess Stock, the product of (x) the price per share, if any, such Prohibited Owner paid for the shares of Equity Stock and (y) the number of shares of Equity Stock which were so converted into Excess Stock and (B) in the case of a Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or purported Transfer, as the case may be, resulted in the conversion of such shares into shares of Excess Stock, the product of (x) the price per share equal to the Market Price on the date of such Non-Transfer Event or purported Transfer and (y) the number of shares of Equity Stock which were so converted into Excess Stock or (ii) the proceeds received by the Trustee from the sale or other disposition of such shares of Excess Stock in accordance with Section 4(h) or Section 4(j) of this Article IV. Any amounts received by the Trustee in respect of such shares of Excess Stock and in excess of such amounts to be paid to the Prohibited Owner pursuant to this Section 4(i) shall be distributed to the Beneficiary in accordance with the provisions of Section 4(h) of this Article IV. Each Beneficiary and Prohibited Owner shall waive any and all claims that it may have against the Trustee and the Trust arising out of the disposition of shares of Excess Stock, except for claims arising out of the gross negligence or willful misconduct of, or any failure to make payments in accordance with this Section 4(i) of this Article IV by such Trustee.

(j)    Purchase Right in Excess Stock.  Shares of Excess Stock shall be deemed to have been offered for sale to the Company or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created such shares of Excess Stock (or, in the case of a Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for the shares (e.g., if the shares were received through a gift or devise), the Market Price on the date of such Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for the shares) or (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer for a period of ninety (90) days following the later of (A) the date of the Non-Transfer Event or purported Transfer which results in such shares of Excess Stock or (B) the date the Board first determined that a Transfer or Non-Transfer Event resulting in shares of Excess Stock has occurred, if the Company does not receive a notice of such Transfer or Non-Transfer Event pursuant to Section 4(c) of this Article IV.

5.    Preemptive Rights.

No holder of shares of any class or series of capital stock shall as such holder have any preemptive or preferential right to purchase or subscribe to (a) any shares of any class or series of capital stock of the Company, whether now or hereafter authorized, (b) any warrants, rights or options to purchase any such capital stock or (c) any obligations convertible into any such capital stock or into warrants, rights or options to purchase any such capital stock.

6.    Remedies Not Limited.

Except as set forth in Section 3(e) of this Article IV, nothing contained in this Article IV shall limit the authority of the Company to take such other action as it deems necessary or advisable to protect the Company and the interests of its stockholders by preservation of the Company’s status as a REIT and to ensure compliance with the Ownership Limit and the Look-Through Ownership Limit.

7.    Ambiguity.

In the case of an ambiguity in the application of any of the provisions of this Article IV, including any definition contained in Section 3(a) of this Article IV, the Board shall have the power to determine the application of the provisions of this Article IV with respect to any situation based on the facts known to it.

8.    Legend.

Each certificate for shares of Equity Stock shall bear the following legend:

“The shares of Catellus Development Corporation. (the “Company”) represented by this certificate are subject to restrictions set forth in the Company’s Certificate of Incorporation which prohibit in general (a) any Person (other than a Look-Through Entity) from Beneficially Owning shares of Equity Stock in excess of the Ownership Limit, (b) any Look-Through Entity from Beneficially Owning shares of Equity Stock in excess of the Look-Through Ownership Limit and (c) any Person from acquiring or maintaining any ownership interest in the stock of the Company that is inconsistent with (i) the requirements of the Internal Revenue Code pertaining to real estate investment trusts or (ii) the Certificate of Incorporation of the Company, and the holder of this certificate by his acceptance hereof consents to be bound by such restrictions. Capitalized terms used in this paragraph and not defined herein are defined in the Company’s Certificate of Incorporation.

The Company will furnish without charge, to each stockholder who so requests, a copy of the relevant provisions of the Certificate of Incorporation and Bylaws of the Company, a copy of the provisions setting forth the designations, preferences, privileges and rights of each class of stock or series thereof that the Company is authorized to issue and the qualifications, limitations and restrictions of such preferences and/or rights. Any such request may be addressed to the Secretary of the Company or to the transfer agent named on the face hereof.”

9.    Severability.

Each provision of this Article IV shall be severable and an adverse determination as to any such provision shall in no way affect the validity of any other provision.

10.    Amendment or Repeal of Ownership Limit or the Look-Through Ownership Limit.

In addition to any affirmative vote required by law or this Restated Certificate Incorporation or the bylaws of the Company, any amendment or repeal that relates to an amendment or repeal of the Ownership Limit or the Look-Through Ownership Limit shall require the affirmative vote of two thirds of the outstanding shares of capital stock of the Company entitled to vote on such amendment or repeal, voting together as a single class, provided, however, that if the Board recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class.

Article V

DIRECTORS’ LIABILITY, INDEMNIFICATION, ETC.

1.    A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except that this Section 1 of Article V shall not eliminate or limit a director’s liability (a) for any breach of the director’s duty of loyalty to the Company or its stockholders, (b) for acts or commissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) pursuant to Section 174 of the GCL, or (d) for any transaction from which such director derived an improper personal benefit. If the GCL is amended after the Effective Date to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended from time to time.

Any repeal or modification of this Section 1 of Article V shall not increase the personal liability of any director of this Company for any act or occurrence taking place prior to such repeal or modification, or otherwise adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

The provisions of this Section 1 of Article V shall not be deemed to limit or preclude indemnification of a director by the Company for any liability of a director which has not been eliminated by the provisions of this Section 1 of Article V.

2.    The Company shall indemnify to the full extent authorized or permitted by law (as now or hereafter in effect) any person made, or threatened to be made a party or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that he, his testator or intestate, is or was a director or an officer of the Company or by reason of the fact that such person, at the request of the Company, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity. Nothing contained herein shall affect any rights to indemnification to which employees other than directors and officers may be entitled by law. No amendment to or repeal of this Section 2 of Article V shall apply to or have any effect on any right to indemnification provided hereunder with respect to any acts or omissions occurring prior to such amendment or repeal.

3.    The Board is authorized to make, alter or repeal the bylaws of the Company. Election of directors need not be by written ballot.

Article VI

ELECTION UNDER THE GCL

The Company elects not to be governed by Section 203 of the GCL.

Article VII

INTERESTED PARTY TRANSACTIONS

1.    In addition to any affirmative vote required by law or this Restated Certificate of Incorporation or the bylaws of the Company, an Interested Party Transaction shall require either (X) the affirmative vote of not less than a majority of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock, voting together as a single class, excluding Voting Stock beneficially owned by the Interested Party involved in such Interested Party Transaction, or (Y) (i) approval of at least a majority of the directors of the Company who are not such Interested Party, its designees as directors or an officer, director, employee, advisor or other representative or agent of such Interested Party (collectively, “Disinterested Directors”), and (ii) in the case of a

Major Transaction, the receipt by the Company of a written opinion from an investment banker, real estate advisor or other expert, as appropriate, whose engagement has been approved by at least a majority of the Disinterested Directors, that the transaction is fair from a financial point of view to the stockholders of the Company other than the Interested Party. Such affirmative vote shall be required, notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law or in any agreement with any national securities exchange or otherwise.

2.    The following definitions shall apply with respect to this Article VII:

(a)    The term “Interested Party” shall mean any Affiliated Stockholder which proposes or is proposed to engage in an Interested Party Transaction or whose Affiliate (or any person who would be its Affiliate immediately after the Transaction) proposes or is proposed to engage in such Transaction.

(b)    The term “Interested Party Transaction” shall mean:

(i)    any merger or consolidation of the Company or any Subsidiary (as hereinafter defined) with (A) any Affiliated Stockholder or (B) any other company (whether or not itself an Affiliated Stockholder) which is or after such merger or consolidation would be an Affiliate of a person which was, immediately prior to such merger or consolidation, an Affiliated Stockholder; or

(ii)    any reclassification of securities of the Company (including any reverse stock split), or recapitalization of the Company, or any merger or consolidation of the Company with any of its Subsidiaries, that has the effect, directly or indirectly, of increasing on a disproportionate basis the share of any class or series of Capital Stock, or any securities convertible into Capital Stock or into equity securities or any Subsidiary, that is beneficially owned by any Affiliated Stockholder or any Affiliate of any Affiliated Stockholder; or

(iii)    any other transaction or series of related transactions between the Company or a Subsidiary and any Affiliated Stockholder or its Affiliate which involves assets, securities (including Capital Stock), obligations or commitments (all valued at fair market values) aggregating more than the greater of (X) $5,000,000 and (Y) an amount equal to  1/2 of 1% of the Market Value. As used in this subparagraph (iii), the term “transaction” shall include, without limitation, any purchase, sale, lease, exchange, mortgage, pledge, transfer or other disposition or security arrangement, investment, loan, advance, guarantee, agreement to pay, extension of credit or joint venture participation; provided, however, that the following shall be excluded and shall not constitute an “Interested Party Transaction”: (A) any purchase in a public offering of securities, including Capital Stock of the Company or a Subsidiary; (B) transactions effected pursuant to any written agreement with the Company made prior to the Effective Date; (C) any transaction pursuant to which an Affiliated Stockholder or its Affiliate obtains from the Company, with or without consideration, any securities of the Company or any of its Subsidiaries proportionately with all stockholders of the same class; (D) any transfer to an Affiliated Stockholder or its Affiliates of any assets of the Company or any of its Subsidiaries proportionately with all stockholders of the same class; (E) any payment or other transfer to an Affiliated Stockholder or its Affiliate as compensation from the Company or any of its Subsidiaries for full-time employment as a regular employee or director of the Company or any of its Subsidiaries at rates in accordance with the Company’s (or its Subsidiaries’) past practices; (F) the transfer to or the extension of any benefit, directly or indirectly, to an Affiliated Stockholder or its Affiliate proportionately with all stockholders of the same class; or

(iv)    any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing clauses (i) through (iii).

(c)    The term “Affiliate” shall mean any person which, directly or indirectly, controls, is controlled by, or is under common control with, such person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or by contract or otherwise.

(d)    The term “Affiliated Stockholder” shall mean any person (other than the Company or any Subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Company or any Subsidiary or any trustee or fiduciary with respect to any such plan when acting in such capacity) who is or has announced or publicly disclosed a plan or intention to become the beneficial owner of Voting Stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock.

(e)    A person shall be a “beneficial owner” of any Capital Stock (i) which such person or any of its Affiliates beneficially owns, directly or indirectly; (ii) which such person or any of its Affiliates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding; or (iii) which is beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Capital Stock; provided, however, that the foregoing agreements, arrangements and understandings shall not include those entered into prior to the Effective Date and approved by the Company’s Board, and shall not include any proxy obtained in a proxy solicitation made pursuant to the Securities and Exchange Act of 1934, as amended, and rules thereunder, in connection with a meeting of stockholders. For the purposes of determining whether a person is an Affiliated Stockholder pursuant to Paragraph (d) of this Section 2, the number of shares of Capital Stock deemed to be outstanding shall include shares deemed beneficially owned by such person through application of this Paragraph (e) of Section 2, but shall not include any other shares of Capital Stock that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(f)    The term “Capital Stock” shall mean all capital stock of the Company authorized to be issued from time to time under Article IV of this Restated Certificate of Incorporation, as amended from time to time, and the term “Voting Stock” shall mean all Capital Stock which by its terms may be voted on all matters submitted to stockholders of the Company generally.

(g)    The term “Effective Date” shall mean the date this Article of the Restated Certificate of Incorporation became effective in accordance with the GCL.

(h)    The term, “Major Transaction” shall mean: (a) any Interested Party Transaction described in subparagraph (b)(i) or (b)(ii); or (b) any Interested Party Transaction described in subparagraph (b)(iii)) which involves assets, securities, obligations or commitments (all valued at fair market values) aggregating more than the greater of $20,000,000 and an amount equal to 2% of the Market Value; or (c) any agreement, contract or arrangement for any one or more of the actions specified in the foregoing clauses (a) and (b).

(i)    The term “Market Value” shall mean the product of (a) the average of the closing prices of the Common Stock of the Company on the New York Stock Exchange during the thirty (30) consecutive trading days immediately preceding the day on which an Interested Party Transaction or Transactions are acted upon by the Board, multiplied by (b) the average number of shares of Common Stock outstanding during such 30-day period.

(j)    The term “person” shall mean any individual, firm, company or other entity and shall include any group comprised of such person and any other person with whom such person or any Affiliate of such person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Capital Stock.

(k)    The term “Subsidiary” means any company of which a majority of any class of equity security is beneficially owned by the Company; provided, however, that for the purposes of the definition of Affiliated Stockholder set forth in Paragraph (d) of this Section 2, the term “Subsidiary” shall mean only a company of which a majority of each class of equity security is beneficially owned by the Company.

(l)    The term “Unaffiliated Stockholder” shall mean any stockholder of the Company who is not an Affiliated Stockholder.

3.    Nothing contained in this Article VII shall be construed to relieve any Affiliated Stockholder from any fiduciary obligation imposed by law.

4.    The Board shall have the power to determine for the purposes of this Article VII, all questions concerning the applicability or effect of provisions of this Article VII, including, without limitation, (a) whether a person is an Affiliated Stockholder, (b) the number of shares of Capital Stock or other securities beneficially owned by any person, (c) whether a person is an Affiliate of another, (d) whether an Interested Party Transaction is with, or proposed by, or on behalf of an Affiliated Stockholder or an Affiliate of an Affiliated Stockholder, or whether a person is an Interested Party or a Disinterested Director for purposes of any Interested Party Transaction, (e) whether the assets that are the subject of an Interested Party Transaction have, or the consideration to be received for the issuance or transfer of securities by the Company or any Subsidiary in any Interested Party Transaction has, an aggregate fair market value and/or involves aggregate commitments which constitute more than the specified dollar limits or percentages of Market Value set forth in this Article VII, (f) the date on which an Affiliated Stockholder became an Affiliated Stockholder, and (g) any other matter relating to the applicability or effect of this Article VII. Any such determination shall be binding and conclusive on all parties.

5.    In addition to any affirmative vote required by law or this Restated Certificate Incorporation or the bylaws of the Company, the affirmative vote of not less than a majority of the votes entitled to be cast by the Unaffiliated Stockholders (as defined in this Article VII, voting together as a single class, shall be required to alter, amend or repeal this Article VII or to adopt any provision inconsistent herewith.

Article VIII

MAINTENANCE OF REIT STATUS

For so long as the Board deems the maintenance of REIT status to be in the best interests of the Company, the Company shall seek to satisfy the requirements for qualification as a REIT under the Code, including, but not limited to, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount and timing of its distributions to its stockholders.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been signed under the seal of the Company this              day of             , 2003.

By:
President and Chief Executive Officer

Attest:
Secretary

Annex B-2

FORM OF

AMENDED AND RESTATED BYLAWS

of

CATELLUS DEVELOPMENT CORPORATION

1.	MEETINGS OF STOCKHOLDERS.

1.1.    Annual Meeting.    An annual meeting of the stockholders shall be held at such time, date, and place within or without the State of Delaware as the Board of Directors (the “Board”) may fix for the purpose of electing directors and transacting such other business as may come before the meeting.

1.2.    Special Meetings.    Special meetings of the stockholders may only be called by resolution of the Board or by the chairman of the Board, the chief executive officer, or the president, and not by the stockholders. Only business related to the purposes set forth in the notice of the meeting may be transacted at a special meeting.

1.3.    Place and Time of Special Meetings.    Special Meetings of the stockholders may be held in or outside Delaware at the place and time specified by the Board or by the chairman of the Board, the chief executive officer, or the president.

1.4.    Notice of Meetings; Waiver of Notice.    Written notice of each meeting of stockholders shall be given to each stockholder entitled to vote at the meeting, except that (a) it shall not be necessary to give notice to any stockholder who submits a signed waiver of notice before or after the meeting, and (b) no notice of an adjourned meeting need be given except when required under Section 1.5 of these bylaws or by law. Each notice of a meeting shall be given, in writing, personally, via facsimile or by mail, not less than 10 nor more than 60 days before the meeting and shall state the time and place of the meeting, and unless it is the annual meeting, shall state at whose direction or request the meeting is called and the purposes for which it is called. Notice shall be deemed duly given when (i) delivered personally, (ii) sent via facsimile to a number at which the stockholder has consented to receive notice, or (iii) mailed to a stockholder at his address on the corporation’s records. The attendance of any stockholder at a meeting, without protesting at the beginning of the meeting that the meeting is not lawfully called or convened, shall constitute a waiver of notice by him.

1.5.    Quorum.    At any meeting of stockholders, the presence in person or by proxy of the holders of a majority of the shares entitled to vote shall constitute a quorum for the transaction of any business. In the absence of a quorum a majority in voting interest of those present or, if no stockholders are present, any officer entitled to preside at or to act as secretary of the meeting, may adjourn the meeting until a quorum is present. At any adjourned meeting at which a quorum is present any action may be taken which might have been taken at the meeting as originally called. No notice of an adjourned meeting need be given if the time and place are announced at the meeting at which the adjournment is taken except that, if adjournment is for more than thirty days or if, after the adjournment, a new record date is fixed for the meeting, notice of the adjourned meeting shall be given pursuant to Section 1.4.

1.6.    Voting; Proxies.    Each stockholder of record shall be entitled to one vote for every share registered in his name. Corporate action to be taken by stockholder vote, other than the election of directors, shall be authorized by a majority of the votes cast at a meeting of stockholders, except as otherwise provided by the corporation’s Restated Certificate of Incorporation or by law or by Section 1.8 of these bylaws. Directors shall be elected in the manner provided in Section 2.1 of these bylaws. Voting, including election of directors, need not be by written ballot unless requested by a stockholder at the meeting or ordered by the chairman of the meeting. Each stockholder entitled to vote at any meeting of stockholders or to express consent or to dissent from corporate action in writing without a meeting may authorize another

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person to act for him by proxy. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by §212(c) of the Delaware General Corporation Law. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by §212 of the Delaware General Corporation Law may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. No proxy shall be valid after three years from its date unless it provides otherwise.

1.7.    List of Stockholders.    Not less than 10 days prior to the date of any meeting of stockholders, the secretary of the corporation shall prepare a complete list of stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in his name. For a period of not less than 10 days prior to the meeting, the list shall be available during ordinary business hours for inspection by any stockholder for any purpose germane to the meeting. During this period, the list shall be kept at the principal place of business of the corporation. The list shall also be available for inspection by stockholders at the time and place of the meeting.

1.8.    Action by Consent Without a Meeting.

(a)    Subject to compliance with the procedures set forth in this Section 1.8, any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated written consent was received in accordance with this Section 1.8, a written consent or consents signed by a sufficient number of holders to take such action are delivered to the corporation in the manner prescribed in this Section 1.8. Every written consent shall be revocable by the stockholder by written instrument of revocation delivered to the corporation before the effective date of the action taken. Prompt notice of the taking of any such action shall be given to those stockholders who did not consent in writing.

(b)    So long as any of the corporation’s securities are listed on the New York Stock Exchange, action by the holders of any class of security so listed may not be taken by consent in writing pursuant to this Section 1.8 except with the prior approval of the New York Stock Exchange, and otherwise in accordance with this Section 1.8. In order that the corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the secretary of the corporation, request the Board to fix a record date. The Board shall promptly, but in all events within 10 days after the date, on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation. If no record date has been fixed by the Board and prior action by the Board is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board adopts the resolution taking such prior action. Every signed written consent shall be delivered to

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the corporation by delivery to its registered office in Delaware, its principal place of business or to any officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery shall be by hand or by certified or registered mail, return receipt requested.

(c)    Material soliciting the written consent of stockholders shall be sent to each stockholder who would be entitled to vote on the action to be taken if such action were being considered at a meeting of stockholders. Such solicitation materials shall include the form of written consent, which shall set forth the action to be taken, and shall otherwise comply with the proxy statement disclosure standards then applicable to the corporation. The solicitation materials shall be deemed duly given when (i) delivered personally, (ii) sent via facsimile to a number at which the stockholder has consented to receive notice, or (iii) mailed to a stockholder at his address on the corporation’s records. The solicitation period, from the date the solicitation materials are first given to stockholders until and including the date by which stockholders must return such written consent, shall be not less than 30 days. Notwithstanding anything to the contrary contained in these bylaws, no action to be taken by written consent may be taken until the expiration of the solicitation period, whether or not the requisite consents have been signed prior to such expiration.

(d)    In the event of the delivery, in the manner provided by this Section 1.8, to the corporation of the requisite written consent or consents to take corporate action and/or any related revocation or revocations, the corporation shall engage nationally recognized independent inspectors of elections for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the independent inspectors certify to the corporation that the consents delivered to the corporation in accordance with this Section 1.8 represent at least the minimum number of votes that would be necessary to take the corporation action. Nothing contained in this paragraph shall in any way be construed to suggest or imply that the Board or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

1.9.    Stockholder Nominations and Proposals.

(a)    At an annual meeting of the stockholders, only such business will be conducted or considered as is properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement to the notice) given by or at the direction of the Board in accordance with these bylaws and presented at the meeting by a stockholder, officer, or director, (ii) otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the Board, or (iii) otherwise properly requested to be brought before the meeting by a stockholder of the Company in accordance with Section 1.9(b) below.

(b)    For business to be properly requested by a stockholder to be brought before an annual meeting, the stockholder must (i) be a stockholder of the corporation of record at the time of the giving of notice for the annual meeting provided for in these bylaws, (ii) be entitled to vote at the annual meeting, (iii) have given timely notice of the business in writing to the secretary of the corporation and (iv) present the matter at the meeting unless it is presented on the stockholder’s behalf by or at the direction of the Board. A stockholder’s notice to the secretary of the corporation must set forth as to each matter the stockholder proposes to bring before the annual meeting: (A) a description in reasonable detail of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting, (B) the name and address, as they appear on the corporation’s books, of the stockholder proposing the business and of the beneficial owner, if any on whose behalf the proposal is made, (C) the class and number of shares of the corporation that are

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owned beneficially and of record by the stockholder proposing the business and by the beneficial owner, if any, on whose behalf the proposal is made, (D) any material interest of the stockholder proposing the business and of the beneficial owner, if any, on whose behalf the proposal is made in the business, and (E) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”), in his capacity as a proponent of a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder’s meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act.

(c)    Nominations of persons for election as directors of the corporation may be made only at an annual meeting of stockholders (i) by or at the direction of the Board or (ii) by any stockholder who is a stockholder of record at the time of giving of notice provided for in these bylaws, who is entitled to vote for the election of directors at the meeting, and who complies with the procedures set forth in this bylaw. All nominations by stockholders must be made pursuant to timely notice in proper written form to the secretary of the corporation.

(d)    To be in proper written form, a stockholder’s notice of nomination must set forth (i) the name and address, as they appear on the corporation’s books, of the stockholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) a representation that the stockholder giving the notice is a holder of record of stock of the corporation entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice; (iii) the class and number of shares of stock of the corporation owned beneficially and of record by the stockholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination is made; (iv) a description of all arrangements or understandings between or among any of (A) the stockholder giving the notice, (B) the beneficial owner on whose behalf the notice is given, (C) each nominee, and (D) any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder giving the notice; (v) such other information regarding each nominee proposed by the stockholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission under the 1934 Act had the nominee been nominated, or intended to be nominated, by the Board; and (vi) the signed consent of each nominee to serve as a director of the corporation if so elected. The presiding officer of any annual meeting will, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by this bylaw, and if he or she should so determine, he or she will so declare to the meeting, and the defective nomination will be disregarded. Notwithstanding the foregoing provisions, a stockholder must also comply with all applicable requirements of the 1934 Act, and the rules and regulations thereunder, with respect to the matters set forth in this bylaw.

(e)    To be timely, a stockholder’s notice under paragraphs (b) or (d) above must be delivered to or mailed and received at the principal executive offices of the corporation not less than one hundred twenty (120) calendar days in advance of the date of the corporation’s proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date of the previous year’s meeting, notice by the stockholder to be timely must be so received not later than the close of business on the later of one hundred twenty (120) calendar days in advance of such annual meeting or ten (10) calendar days following the date on which public announcement of the date of the meeting is first made. For purposes of this bylaw, “public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the 1934 Act, or furnished to stockholders.

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2.	BOARD OF DIRECTORS.

2.1.     Number, Qualification, Election and Term of Directors.    The business of the corporation shall be managed by the Board, which shall consist of eleven directors. The number of directors may only be changed by resolution of a majority of the entire Board, and not by the stockholders, but no decrease may shorten the term of any incumbent director. Directors shall be elected at each annual meeting of stockholders by a plurality of the votes cast and shall hold office until the next annual meeting of stockholders and until the election and qualification of their respective successors, subject to the provisions of Section 2.9. As used in these bylaws, the term “entire Board” means the total number of directors which the corporation would have if there were no vacancies on the Board.

2.2.    Quorum and Manner of Acting.    A majority of the entire Board shall constitute a quorum for the transaction of business at any meeting, except as provided in Section 2.10 of these bylaws. Action of the Board shall be authorized by the vote of a majority of the directors present at the time of the vote if there is a quorum, unless otherwise provided by law or these bylaws. In the absence of a quorum a majority of the directors present may adjourn any meeting from time to time until a quorum is present.

2.3.    Place of Meetings.    Meetings of the Board may be held in or outside Delaware.

2.4.    Annual and Regular Meetings.    Annual meetings of the Board, for the election of officers and consideration of other matters, shall be held either (a) without notice immediately after the annual meeting of stockholders and at the same place, or (b) as soon as practicable after the annual meeting of stockholders, on notice as provided in Section 2.6 of these bylaws. Regular meetings of the Board may be held without notice at such times and places as the Board determines. If the day fixed for a regular meeting is a legal holiday, the meeting shall be held on the next business day.

2.5.    Special Meetings.    Special meetings of the Board may be called by the chairman of the board, chief executive officer, president, or a majority of the directors. Only business related to the purposes set forth in the notice of meeting may be transacted at a special meeting.

2.6.    Notice of Meetings; Waiver of Notice.    Notice of the time and place of each special meeting of the Board, and of each annual meeting not held immediately after the annual meeting of stockholders and at the same place, shall be given to each director by mailing it to the director at his or her residence or usual place of business at least three days before the meeting or by delivering notice to the director personally (including by telephone) or by e-mail or facsimile at least one day before the meeting. Notice shall be deemed duly given when (a) delivered personally, (b) sent by e-mail or facsimile (with receipt confirmed) or (c) mailed to a director’s residence or usual place of business. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called. Notice need not be given to any director who submits a signed waiver of notice before or after the meeting or who attends the meeting without protesting at the beginning of the meeting the transaction of any business because the meeting was not lawfully called or convened. Notice of any adjourned meeting need not be given, other than by announcement at the meeting at which the adjournment is taken.

2.7.    Board or Committee Action Without a Meeting.    Any action required or permitted to be taken by the Board or by any committee of the Board may be taken without a meeting if all of the members of the Board or of the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents by the members of the Board or the committee shall be filed with the minutes of the proceedings of the Board or of the committee.

2.8.    Participation in Board or Committee Meetings by Conference Telephone.    Any or all members of the Board or of any committee of the Board may participate in a meeting of the Board or of the committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other. Participation by such means shall constitute presence in person at the meeting.

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2.9.    Resignation and Removal of Directors.    Any director may resign at any time by delivering his resignation in writing to the chief executive officer, president, or secretary of the corporation, to take effect at the time specified in the resignation; the acceptance of a resignation, unless required by its terms, shall not be necessary to make it effective. Any or all of the directors may be removed at any time, either with or without cause, by vote of the stockholders; provided however, that a vote of a majority of the shares outstanding and entitled to vote shall be required to effect any such removal without cause.

2.10.    Vacancies.    Any vacancy in the Board, including one created by an increase in the number of directors, may be filled for the unexpired term only by a majority or greater vote of the remaining directors then in office, though less than a quorum, and not by the stockholders (other than at an annual meeting of stockholders).

2.11.    Compensation.    Directors shall receive such compensation as the Board determines, together with reimbursement of their reasonable expenses in connection with the performance of their duties. A director may also be paid for serving the corporation, its affiliates or subsidiaries in other capacities.

2.12.    Chairman of the Board.    The chairman of the board shall be elected by the Board at the annual meeting of the Board. The chairman of the board shall preside at all meetings of the Board and of the stockholders and shall have such powers and duties as the Board assigns to the chairman. The chairman shall hold office until the next annual meeting of the Board and until the election of his successor; provided, however, that the chairman may resign at anytime by delivering his resignation in writing to the chief executive officer, president, or secretary of the corporation, to take effect at the time specified in the resignation; the acceptance of a resignation, unless required by its terms, shall not be necessary to make it effective. The chairman may be removed by the Board either with or without cause.

3.	COMMITTEES.

3.1.    Committees of the Board.    The Board, by resolution adopted by a majority of the entire Board, may designate committees of one or more directors, which shall serve at the Board’s pleasure and have such powers and duties as the Board determines. No director who is also an officer of the corporation shall be eligible to serve as a member of the Audit, Compensation and Benefits or Corporate Governance Committee of the Board, or any committee performing a similar function.

3.2.    Rules Applicable to Committees.    The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of a committee, the member or members present at a meeting of the committee and not disqualified, whether or not a quorum, may unanimously appoint another director to act at the meeting in place of the absent or disqualified member. All action of a committee shall be reported to the Board at its next meeting. Each committee may adopt rules of procedure and shall meet as provided by those rules or by resolutions of the Board.

4.	OFFICERS.

4.1.    Number of Executive Officers; Security.    The executive officers of the corporation shall be the chief executive officer or president, one or more vice presidents (which may include one or more executive or senior vice presidents, if the Board so determines), a secretary and a treasurer, and such other officers as the Board may from time to time authorize and elect. Any two or more offices may be held by the same person. Unless otherwise required by law, the Board shall not be required to fill a vacancy in an executive office. The Board may require any officer, agent or employee to give security for the faithful performance of his duties. The executive officers shall have powers and duties as follows:

(a)    The chief executive officer of the corporation shall be the chief executive officer or the president and shall, in the absence of the chairman of the board, preside at all meetings of the Board and of the stockholders. Subject to the control of the Board, he shall have general supervision over the

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business of the corporation and shall have such other powers and duties as chief executive officers or presidents of corporations usually have, or as the Board assigns to him.

(b)    Subject to the control of the Board, each vice president shall have such powers and duties as the Board, chief executive officer or president assigns to him.

(c)    Subject to the control of the Board, the treasurer shall have such powers and duties as the Board, chief executive officer or president assigns to him. The Board may designate the treasurer or any other officer as the chief financial officer of the corporation.

(d)    The secretary shall be the secretary of, and keep the minutes of, all meetings of the Board and of the stockholders, shall be responsible for giving notice of all meetings of stockholders and of the Board, and shall keep the seal and apply it to any instrument requiring it. Subject to the control of the Board, he shall have such powers and duties as the Board, chief executive officer or president assigns to him. In the absence of the secretary from any meeting, the minutes shall be kept by the person appointed for that purpose by the presiding officer.

4.2.    Election; Term of Office.    The executive officers of the corporation shall be elected annually by the Board and each such officer shall hold office until the next annual meeting of the Board and until the election of his successor, subject to the provisions of Section 4.4.

4.3.    Subordinate Officers.    The Board, chief executive officer or president may appoint subordinate officers (including, without limitation, assistant treasurers and assistant secretaries), agents or employees, each of whom shall hold office for such period and have such powers and duties as the Board, chief executive officer or president determines. The Board may delegate to any other executive officer or to any committee the power to appoint and define the powers and duties of any subordinate officers, agents or employees. The president, chief executive officer or chief financial officer may designate in writing any employee with the position of “director” to execute and deliver, and any other employee to attest agreements, certificates and other documents on behalf of the corporation in connection with any transaction authorized by the Board of Directors, whether by specific resolution or pursuant to a delegation of authority.

4.4.    Resignation and Removal of Officers.    Any officer may resign at any time by delivering his resignation in writing to the chief executive officer, president, or secretary of the corporation, to take effect at the time specified in the resignation; the acceptance of a resignation, unless required by its terms, shall not be necessary to make it effective. Any officer appointed by the Board or appointed by an executive officer or by a committee may be removed by the Board either with or without cause, and in the case of an officer appointed by an executive officer or by a committee, by the officer or committee who appointed him or by the chief executive officer or president.

4.5.    Vacancies.    A vacancy in any office may be filled for the unexpired term in the manner prescribed in Sections 4.2 and 4.3 of these bylaws for election or appointment to the office.

4.6.    Compensation.    The Board or a committee thereof shall fix the compensation of the chief executive officer or president and may fix the compensation of the other officers, if any, or it may authorize the chief executive officer or president to fix the compensation of any other officer.

5.	SHARES.

5.1.    Certificates.    The corporation’s shares shall be represented by certificates in the form approved by the Board. Each certificate shall be signed by the chairman of the board, chief executive officer, president, or a vice president and by the secretary or an assistant secretary, or the treasurer or an assistant treasurer, and shall be sealed with the corporation’s seal or a facsimile of the seal. Any or all of the signatures on the certificate may be a facsimile. If any officer who has signed, or whose facsimile has been

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placed upon a certificate has ceased to be such officer before the certificate is issued, such certificate may be issued by the corporation with the same effect as if that officer were the officer indicated on the certificate at the date of issue.

5.2.    Transfers.    Shares shall be transferable only on the corporation’s books, upon surrender of the certificate for the shares, properly endorsed. The Board may require satisfactory surety before issuing a new certificate to replace a certificate claimed to have been lost or destroyed.

5.3.    Determination of Stockholders of Record.    The Board may fix, in advance, a date as the record date for the determination of stockholders entitled to notice of or to vote at any meeting of the stockholders, or to express consent to or dissent from any proposal without a meeting, or to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action. The record date may not be more than 60 or less than 10 days before the date of the meeting or more than 60 days before any other action.

6.	INDEMNIFICATION AND INSURANCE.

6.1    Right to Indemnification.    Each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent permitted by the laws of Delaware, as the same exist or may hereafter be amended, against all costs, charges, expenses, liabilities and losses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The corporation may, by action of the Board, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.

6.2    Right of Claimant to Bring Suit.    If a claim under Section 6.1 of this Article is not paid in full by the corporation within thirty days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to corporation) that the claimant has failed to meet a

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standard of conduct which makes it permissible under Delaware law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because he or she has met such standard of conduct, nor an actual determination by the corporation (including its Board, independent legal counsel, or its stockholders) that the claimant has not met such standard of conduct, shall be a defense to the action or create a presumption that the claimant has failed to meet such standard of conduct.

6.3    Non-Exclusivity of Rights.    The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

6.4    Insurance.    The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under Delaware law.

6.5    Expenses as a Witness.    To the extent that any director, officer, employee or agent of the corporation is by reason of such position, or a position with another entity at the request of the corporation, a witness in any action, suit or proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred by him or her or on his or her behalf in connection therewith.

6.6    Indemnity Agreements.    The corporation may enter into agreements with any director, officer, employee or agent of the corporation providing for indemnification to the full extent permitted by Delaware law.

7.	MISCELLANEOUS.

7.1.    Seal.    The Board shall adopt a corporate seal, which shall be in the form of a circle and shall bear the corporation’s name and the year and state in which it was incorporated.

7.2.    Fiscal Year.    The Board may determine the corporation’s fiscal year. Until changed by the Board, the corporation’s fiscal year shall be the calendar year.

7.3.    Voting of Shares in Other Corporations.    Shares in other corporations which are held by the corporation may be represented and voted by the chief executive officer, president, or a vice president of this corporation or by proxy or proxies appointed by one of them. The Board may, however, appoint some other person to vote the shares.

7.4.    Amendments.    Theses bylaws may be amended, repealed or adopted by the stockholders or by a majority of the entire Board; provided however, that a vote of a majority of the shares outstanding and entitled to vote shall be required to effect any such amendment by the stockholders.

7.5    Certificate.    All references in these bylaws to the Restated Certificate of Incorporation shall be deemed to refer to the Restated Certificate of Incorporation of the corporation, as amended and in effect from time to time.

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ANNEX C

FORM OF

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

CATELLUS OPERATING LIMITED PARTNERSHIP

C-i

C-ii

EXHIBITS

Exhibit A	—	Partners Contributions and Partnership Interests
Exhibit B	—	Capital Account Maintenance
Exhibit C	—	Special Allocation Rules
Exhibit D	—	Notice of Redemption

C-iii

ANNEX C

FORM OF

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

CATELLUS OPERATING LIMITED PARTNERSHIP

THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP, dated as of             ,             , 2003 (this “Agreement”), is entered into by and between Catellus Development Corporation, a Delaware corporation, as the General Partner of Catellus Operating Limited Partnership, a Delaware limited partnership (the “Partnership”), and Catellus REIT, LLC, a Delaware limited liability company, as a Limited Partner of the Partnership, together with any other Persons who become Partners of the Partnership as provided herein.

WHEREAS, the Partnership was formed on April 10, 2003, and on that date the Partnership adopted an original agreement of limited partnership (the “Original Agreement”);

WHEREAS, Catellus REIT, LLC was the sole limited partner of the Partnership immediately prior to the execution and delivery of this Agreement;

WHEREAS, Catellus Development Corporation was the general partner of the Partnership immediately prior to the execution and delivery of this Agreement; and

WHEREAS, Catellus Development Corporation and Catellus REIT, LLC desire to amend and restate the Original Agreement effective upon the execution and delivery of this Agreement and continue the business of the Partnership pursuant to this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby amend and restate the Original Agreement in its entirety and agree to continue the Partnership as a limited partnership under the Delaware Revised Uniform Limited Partnership Act, as amended from time to time, as follows:

ARTICLE 1—DEFINED TERMS

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Act” means the Delaware Revised Uniform Limited Partnership Act, as it may be amended from time to time, and any successor to such statute.

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Sections 4.2 and 12.2 hereof and who is shown as such on the books and records of the Partnership.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each Partnership taxable year (i) increased by any amounts which such Partner is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Adjusted Capital Account Deficit” means, with respect to any Partner, the deficit balance, if any, in such Partner’s Adjusted Capital Account as of the end of the relevant Partnership taxable year.

“Adjusted Property” means any property, the Carrying Value of which has been adjusted pursuant to Exhibit B hereof. Once an Adjusted Property is deemed contributed to the Partnership for federal income tax purposes upon a termination thereof pursuant to Section 708 of the Code, such property shall thereafter constitute a Contributed Property until the Carrying Value of such property is further adjusted pursuant to Exhibit B hereof.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing. No officer, director or shareholder of the General Partner shall be considered an Affiliate of the General Partner solely as a result of serving in such capacity or being a shareholder of the General Partner.

“Agreed Value” means (i) in the case of any Contributed Property as of the time of its contribution to the Partnership, the 704(c) Value of such property, reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (ii) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution as determined under Section 752 of the Code and the Regulations thereunder. The aggregate Agreed Value of any Contributed Property contributed or deemed contributed by each Partner is as set forth on Exhibit A.

“Agreement” means this Amended and Restated Agreement of Limited Partnership, as it may be amended, supplemented or restated from time to time, including by way of adoption of a Certificate of Designations.

“Arbitrator” has the meaning set forth in Article 15 hereof.

“Assignee” means a Person to whom one or more Partnership Units have been transferred in a manner permitted under this Agreement, but who has not become a Substituted Limited Partner, and who has the rights set forth in Section 11.5.

“Available Cash” means, with respect to any period for which such calculation is being made, (i) the sum of:

(a) the Partnership’s Net Income or Net Loss, as the case may be, for such period (without regard to adjustments resulting from allocations described in Sections 1.A through 1.E of Exhibit C);

(b) Depreciation and all other noncash charges deducted in determining Net Income or Net Loss for such period;

(c) the amount of any reduction in the reserves of the Partnership referred to in clause (ii)(f) below (including, without limitation, reductions resulting because the General Partner determines such amounts are no longer necessary);

(d) the excess of proceeds from the sale, exchange, disposition, or refinancing of Partnership property for such period over the gain recognized from such sale, exchange, disposition, or refinancing during such period (excluding Terminating Capital Transactions); and

(e) all other cash received by the Partnership for such period that was not included in determining Net Income or Net Loss for such period.

(ii)	less the sum of:

(a) all interest, principal and other debt payments made by the Partnership during such period;

(b) capital expenditures made by the Partnership during such period;

(c) investments made by the Partnership during such period in any entity (including loans made thereto) to the extent that such investments are not otherwise described in clause (ii)(a) or (ii)(b);

(d) all other expenditures and payments not deducted in determining Net Income or Net Loss for such period;

(e) any amount included in determining Net Income or Net Loss for such period that was not received or disbursed by the Partnership during such period;

(f) the amount of any increase in reserves during such period which the General Partner determines to be necessary or appropriate in its sole and absolute discretion; and

(g) the amount of any working capital accounts and other cash or similar balances which the General Partner determines to be necessary or appropriate, in its sole and absolute discretion.

Notwithstanding the foregoing, Available Cash shall not include any cash received or reductions in reserves, or take into account any disbursements made or reserves established, after commencement of the dissolution and liquidation of the Partnership.

“Book-Tax Disparities” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Exhibit B and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in San Francisco, California are authorized or required by law to close.

“Capital Account” means the Capital Account maintained for a Partner pursuant to Exhibit B hereof.

“Capital Contribution” means, with respect to any Partner, any cash, cash equivalents or the Agreed Value of Contributed Property which such Partner contributes or is deemed to contribute to the Partnership pursuant to Sections 4.1, 4.2, 4.3 or 4.4 hereof.

“Carrying Value” means (i) with respect to a Contributed Property or Adjusted Property, the 704(c) Value of such property, reduced (but not below zero) by all Depreciation with respect to such Contributed Property or Adjusted Property, as the case may be, charged to the Partners’ Capital Accounts following the contribution of or adjustment with respect to such property; and (ii) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Exhibit B hereof, and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cash Amount” means an amount of cash equal to the Value on the Valuation Date of the REIT Shares Amount.

“Certificate of Designations” means an amendment to this Agreement that sets forth the designations, rights, powers, duties and preferences of holders of any Partnership Interests issued pursuant to Section 4.2.A, which amendment is in the form of a certificate signed by the General Partner and appended to this Agreement. A Certificate of Designations is not the exclusive manner in which such an amendment may be effected. The General Partner may adopt a Certificate of Designations without the consent of the Limited Partners to the extent permitted pursuant to Section 14.1.B hereof.

“Certificate of Incorporation” means the Certificate of Incorporation or other organizational document governing the General Partner, as amended or restated from time to time.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership relating to the Partnership filed in the office of the Secretary of State of the State of Delaware, as amended from time to time in accordance with the terms hereof and the Act.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any succeeding law.

“Common Unit” means a Partnership Unit which is designated as a Common Unit and which has the rights, preferences and other privileges designated herein in respect of Common Unitholders. The allocation of Common Units among the Partners shall be set forth on Exhibit A, as may be amended from time to time.

“Common Unitholder” means a Partner that holds Common Units.

“Company” means Catellus Development Corporation, a Delaware corporation, or its successor.

“Consent” means the consent or approval of a proposed action by a Partner given in accordance with Section 14.2 hereof.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Act (but excluding cash), contributed or deemed contributed to the Partnership (including deemed contributions to the Partnership on reconstitution thereof pursuant to Section 708 of the Code). Once the Carrying Value of a Contributed Property is adjusted pursuant to Exhibit B hereof, such property shall no longer constitute a Contributed Property for purposes of Exhibit B hereof, but shall be deemed an Adjusted Property for such purposes.

“Conversion Factor” means 1.0, provided that in the event that the Company (i) declares or pays a dividend on its outstanding REIT Shares in REIT Shares or makes a distribution to all holders of its outstanding REIT Shares in REIT Shares; (ii) subdivides its outstanding REIT Shares or (iii) combines its outstanding REIT Shares into a smaller number of REIT Shares, the Conversion Factor shall be adjusted by multiplying the Conversion Factor by a fraction, the numerator of which shall be the number of REIT Shares issued and outstanding on the record date for such dividend, distribution, subdivision or combination (assuming for such purpose that such dividend, distribution, subdivision or combination has occurred as of such time), and the denominator of which shall be the actual number of REIT Shares (determined without the above assumption) issued and outstanding on the record date for such dividend, distribution, subdivision or combination. Notwithstanding the foregoing, no adjustment to the Conversion Factor shall be made as a result of the payment of any special dividend to holders of outstanding REIT Shares in connection with the REIT Conversion. Any adjustment to the Conversion Factor shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event (provided, however, if a Notice of Redemption is given prior to such a record date and the Specified Redemption Date is after such a record date, then the adjustment to the Conversion Factor shall, with respect to such redeeming Partner, be retroactive to the date of such Notice of Redemption, provided that such dividend, distribution, subdivision or combination occurs as of the effective date of such event). It is intended that adjustments to the Conversion Factor are to be made in order to avoid unintended dilution or anti-dilution as a result of transactions in which REIT Shares are issued, redeemed or exchanged without a corresponding issuance, redemption or exchange of Common Units or of Preferred Units that are convertible into Common Units. If, prior to a Specified Redemption Date, Rights (other than Rights issued pursuant to an employee benefit plan or other compensation arrangement) were issued and have expired, and such Rights were issued with an exercise price that, together with the purchase price for such Rights, was below fair market value in relation to the security or other property to be acquired upon the exercise of such Rights, and such Rights were issued to all holders of outstanding REIT shares or the General Partner cannot in good faith represent that the issuance of such Rights benefited the Limited Partners, then the Conversion Factor applicable upon a Notice of Redemption shall be equitably adjusted in a manner consistent with anti-dilution provisions in warrants and other instruments in the case of such a below market issuance or exercise price. A similar equitable adjustment to protect the value of Common Units shall be made in all events if any Rights issued under a “Shareholder Rights Plan” became exercisable and expired prior to a Specified Redemption Date.

“Depreciation” means, for each taxable year or other period, an amount equal to the federal income tax depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Carrying Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the General Partner.

“Distribution Period” has the meaning set forth in Section 5.1 hereof.

“Extraordinary Transaction” shall mean, with respect to the Company, the occurrence of one or more of the following events: (i) a merger (including a triangular merger), consolidation or other combination with or into another Person; (ii) the direct or indirect sale, lease, exchange or other transfer of all or substantially all of its assets in one transaction or a series of related transactions; (iii) any reclassification, recapitalization or change of its outstanding equity interests (other than a change in par value, or from par value to no par value, or as a result of a split, dividend or similar subdivision); or (iv) the adoption of any plan of liquidation or dissolution of the Company (whether or not in compliance with the provisions of this Agreement).

“Filing Date” has the meaning set forth in Article 15 hereof.

“Full Distribution Period” has the meaning set forth in Section 5.1 hereof.

“General Partner” means the Company, in its capacity as the general partner of the Partnership, or its successor, as general partner of the Partnership.

“General Partner Interest” means a Partnership Interest held by the General Partner, in its capacity as general partner. A General Partner Interest may be expressed as a number of Partnership Units.

“IRS” means the Internal Revenue Service, which administers the internal revenue laws of the United States.

“Incapacity” or “Incapacitated” means, (i) as to any natural person which is a Partner, death, total physical disability or entry by a court of competent jurisdiction of an order adjudicating him or her incompetent to manage his or her Person or estate; (ii) as to any corporation which is a Partner, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its certificate of incorporation; (iii) as to any partnership or limited liability company which is a Partner, the dissolution and commencement of winding up of the partnership or the limited liability company; (iv) as to any estate which is a Partner, the distribution by the fiduciary of the estate’s entire interest in the Partnership; (v) as to any trustee of a trust which is a Partner, the termination of the trust (but not the substitution of a new trustee) or (vi) as to any Partner, the bankruptcy of such Partner. For purposes of this definition, bankruptcy of a Partner shall be deemed to have occurred when (a) the Partner commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect; (b) the Partner is adjudged as bankrupt or insolvent, or a final and nonappealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Partner; (c) the Partner executes and delivers a general assignment for the benefit of the Partner’s creditors; (d) the Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Partner in any proceeding of the nature described in clause (b) above; (e) the Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Partner or for all or any substantial part of the Partner’s properties; (f) any proceeding seeking liquidation, reorganization or other relief of or against such Partner under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within one hundred twenty (120) days after the commencement thereof; (g) the appointment without the Partner’s consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within ninety (90) days of such appointment; or (h) an appointment referred to in clause (g) which has been stayed is not vacated within ninety (90) days after the expiration of any such stay.

“Indemnitee” means (i) any Person made a party to a proceeding by reason of his, her or its status as (a) the General Partner, (b) a Limited Partner, or (c) a director or officer of the Partnership or the General Partner, and (ii) such other Persons (including Affiliates of the General Partner, a Limited Partner or the Partnership) as the General Partner may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.

“Limited Partner” means any Person (including the Company) named as a Limited Partner on Exhibit A attached hereto, as such Exhibit may be amended from time to time, or any Substituted Limited Partner or Additional Limited Partner, in such Person’s capacity as a Limited Partner of the Partnership.

“Limited Partner Interest” means a Partnership Interest of a Limited Partner in the Partnership representing a fractional part of the Partnership Interests of all Partners and includes any and all benefits to which the holder of such a Partnership Interest may be entitled, as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Limited Partner Interest may be expressed as a number of Partnership Units.

“Liquidating Event” has the meaning set forth in Section 13.1 hereof.

“Liquidator” has the meaning set forth in Section 13.2 hereof.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain for such taxable period over the Partnership’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with federal income tax accounting principles, subject to the specific adjustments provided for on Exhibit B. If an item of income, gain, loss or deduction that has been included in the initial computation of Net Income is subjected to the special allocation rules in Exhibit C, Net Income or the resulting Net Loss, whichever the case may be, shall be recomputed without regard to such item.

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction for such taxable period over the Partnership’s items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with federal income tax accounting principles, subject to the specific adjustments provided for on Exhibit B. If an item of income, gain, loss or deduction that has been included in the initial computation of Net Loss is subjected to the special allocation rules in Exhibit C, Net Loss or the resulting Net Income, whichever the case may be, shall be recomputed without regard to such item.

“Newly Issued Unit” has the meaning set forth in Section 5.1 hereof.

“New Partnership” has the meaning set forth in Section 13.4 hereof.

“New Securities” has the meaning set forth in Section 4.2 hereof.

“Nonrecourse Built-in Gain” means, with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or negative pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 2.B of Exhibit C if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Partnership taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Regulations Section 1.752-1(a)(2).

“Notice of Redemption” means the Notice of Redemption substantially in the form of Exhibit D to this Agreement.

“Partner” means a General Partner or a Limited Partner, and “Partners” means the General Partner and the Limited Partners collectively.

“Partner Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

“Partner Nonrecourse Debt” has the meaning set forth in Regulations Section 1.704-2(b)(4).

“Partner Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(i)(2), and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Partnership taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(i)(2).

“Partnership Interest” means an ownership interest in the Partnership representing a Capital Contribution by either a Limited Partner or the General Partner and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Partnership Interest may be expressed as a number of Partnership Units.

“Partnership Minimum Gain” has the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Partnership Minimum Gain, as well as any net increase or decrease in a Partnership Minimum Gain, for a Partnership taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

“Partnership Record Date” means the record date established by the General Partner for (i) the distribution of Available Cash with respect to Common Units pursuant to Section 5.1 hereof, which record date shall, unless otherwise determined by the General Partner, be the same as the record date established by the Company for a distribution to its common shareholders of some of all of its portion of such distribution, or (ii) if applicable, for determining the Partners entitled to vote on or consent to any proposed action for which the consent or approval of the Partners is sought pursuant to Section 14.2 hereof.

“Partnership Unit” or “Unit” means a fractional, undivided share of the Partnership Interests of all Partners issued pursuant to Sections 4.1, 4.2, 4.3 and 4.4 (and includes any class or series of Preferred Units established after the date hereof). The number of Partnership Units outstanding and (in the case of Common Units) the Percentage Interest in the Partnership represented by such Partnership Units are set forth on Exhibit A attached hereto, as such Exhibit may be amended from time to time. The ownership of Partnership Units shall be evidenced by such form of certificate for Units as the General Partner adopts from time to time unless the General Partner determines that the Partnership Units shall be uncertificated securities.

“Partnership Year” means the fiscal year of the Partnership, which shall be the calendar year.

“Percentage Interest” means, as to a Partner, its percentage interest as a Common Unitholder determined by dividing the Common Units owned by such Partner by the total number of Common Units then outstanding and as specified on Exhibit A attached hereto, as such Exhibit may be amended from time to time.

“Person” means a natural person, corporation, partnership (whether general or limited), limited liability company, trust, estate, unincorporated organization, association, custodian, nominee or any other individual or entity in its own or any representative capacity.

“Preferred Unit” means a limited partnership interest (of any series), other than a Common Unit, represented by a fractional, undivided share of the Partnership Interests of all Partners issued hereunder and which is designated as a “Preferred Unit” (or as a particular class or series of Preferred Units) herein and which has the rights, preferences and other privileges designated herein (including by way of a Certificate of Designations) in respect of a Preferred Unitholder. The allocation of Preferred Units among the Partners shall be set forth on Exhibit A, as may be amended from time to time.

“Preferred Unitholder” means a Limited Partner that holds Preferred Units (of any class or series).

“Qualified REIT Subsidiary” means any Subsidiary of the General Partner that is a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code.

“Recapture Income” means any gain recognized by the Partnership upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Redeeming Partner” has the meaning set forth in Section 8.6 hereof.

“Redemption Amount” means either the Cash Amount or the REIT Shares Amount, as determined by the Company, in its sole and absolute discretion. A Redeeming Partner shall have no right, without the Company’s consent, which consent may be given or withheld in the Company’s sole and absolute discretion, to receive the Redemption Amount in the form of the REIT Shares Amount.

“Redemption Right” has the meaning set forth in Section 8.6 hereof.

“Regulations” means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including any corresponding provisions of succeeding regulations).

“REIT” means a real estate investment trust under Section 856 of the Code.

“REIT Conversion” means the overall plan adopted by the Company to restructure its business operations so that it will qualify as a REIT for federal income tax purposes.

“REIT Share” shall mean a share of common stock of the Company.

“REIT Shares Amount” shall mean a number of REIT Shares equal to the product of (x) the number of Common Units offered for redemption by a Redeeming Partner multiplied by (y) the Conversion Factor in effect on the date of receipt by the Partnership of a Notice of Redemption, provided that, in the event the Company has previously issued to all holders of REIT Shares rights, options, warrants or convertible or exchangeable securities entitling the shareholders to subscribe for or purchase REIT Shares, or any other securities or property (collectively, “Rights”), and the Rights have not expired at the Specified Redemption Date, then the REIT Shares Amount shall also include that number of Rights that were issuable to a holder of the REIT Shares Amount or REIT Shares on the applicable record date relating to the issuance of such Rights.

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 2.B(1)(a) or 2.B(2)(a) of Exhibit C to eliminate Book-Tax Disparities.

“Rights” has the meaning set forth in the definition of “REIT Shares Amount.”

“704(c) Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution, as determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the 704(c) Value of any property deemed contributed to the Partnership for federal income tax purposes upon termination and reconstitution thereof pursuant to Section 708 of the Code shall be determined in accordance with Exhibit B hereof. Subject to Exhibit B hereof, the General Partner shall, in its sole and absolute discretion, use such method as it deems reasonable and appropriate to allocate the aggregate of the 704(c) Values of Contributed Properties in a single or integrated transaction among the separate properties on a basis proportional to their respective fair market values.

“Specified Redemption Date” means the tenth (10th) Business Day after receipt by the Partnership (with a copy to the Company) of a Notice of Redemption; provided that if the Company combines its outstanding REIT Shares, no Specified Redemption Date shall occur after the record date of such combination of REIT Shares and prior to the effective date of such combination.

“Subsidiary” means, with respect to any Person, any corporation, partnership or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owned, directly or indirectly, by such Person.

“Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 11.4 hereof.

“Terminating Capital Transaction” means any sale or other disposition of all or substantially all of the assets of the Partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the Partnership.

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (i) the fair market value of such property (as determined under Exhibit B hereof) as of such date over (ii) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B hereof) as of such date.

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (i) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B hereof) as of such date over (ii) the fair market value of such property (as determined under Exhibit B hereof) as of such date.

“Valuation Date” means the date of receipt by the Partnership of a Notice of Redemption or, if such date is not a Business Day, the first Business Day thereafter.

“Value” means, with respect to a REIT Share, the average of the daily market price for the ten (10) consecutive trading days immediately preceding the Valuation Date. The market price for each such trading day shall be: (i) if the REIT Shares are listed or admitted to trading on any national securities exchange or the Nasdaq National Market System, the closing price on such day as reported by such national securities exchange or the Nasdaq National Market System, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day; (ii) if the REIT Shares are not listed or admitted to trading on any national securities exchange or the Nasdaq National Market System, the last reported sale price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the General Partner; (iii) if the REIT Shares are not listed or admitted to trading on any national securities exchange or the Nasdaq National Market System and no such last reported sale price or closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the General Partner, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than ten (10) days prior to the date in question) for which prices have been so reported; or (iv) if none of the conditions set forth in clauses (i), (ii), or (iii) is met then, unless the holder of the REIT Shares or Units and the General Partner otherwise agree, with respect to a REIT Share per Common Unit offered for redemption, the amount that a holder of one Common Unit would receive if each of the assets of the Partnership were sold for its fair market value on the Specified Redemption Date, the Partnership were to pay all of its outstanding liabilities, and the remaining proceeds were to be distributed to the Partners in accordance with the terms of this Agreement. Such Value shall be determined by the General Partner, acting in good faith and based upon a commercially reasonable estimate of the amount that would be realized by the Partnership if each asset of the Partnership (and each asset of each partnership, limited liability company, trust, joint venture or other entity in which the Partnership owns a direct or indirect interest) were sold to an unrelated purchaser in an arms’ length transaction where neither the purchaser nor the seller were under any economic compulsion to enter into the transaction (without regard to any discount in value as a result of the Partnership’s minority interest in any property or any illiquidity of the Partnership’s interest in any property). In the event the REIT Shares Amount includes Rights, then the Value of such Rights shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate, provided that the Value of any rights issued pursuant to a “Shareholder Rights Plan” shall be deemed to have no value unless a “triggering event” shall have occurred (i.e., if the Rights issued pursuant thereto are no longer “attached” to the REIT Shares and are able to trade independently).

ARTICLE 2—ORGANIZATIONAL MATTERS

Section	2.1 Formation and Continuation

The Partnership was formed as a limited partnership organized pursuant to the provisions of the Act by the filing of the Certificate of Limited Partnership with the Delaware Secretary of State on April 10, 2003 and upon the terms and conditions set forth in the Original Agreement. The Partners hereby agree to continue the Partnership upon the terms and conditions set forth in this Agreement (which amends and restates and supercedes the Original Agreement in its entirety). Except as expressly provided herein to the contrary, the rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Act. The Partnership Interest of each Partner shall be personal property for all purposes.

Section	2.2 Name

The name of the Partnership is Catellus Operating Limited Partnership. The Partnership’s business may be conducted under any other name or names deemed advisable by the General Partner, including the name of the General Partner or any Affiliate thereof. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The General Partner in its sole and absolute discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section	2.3 Registered Office and Agent; Principal Office

The address of the registered office of the Partnership in the State of Delaware and the name and address of the registered agent for service of process on the Partnership in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The principal business office of the Partnership shall be 201 Mission Street, San Francisco, California 94105. The General Partner may from time to time designate in its sole and absolute discretion another registered agent or another location for the registered office or principal place of business, and shall provide the Limited Partners with notice of such change promptly following its effective date. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems advisable.

Section	2.4 Power of Attorney

A.    Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner, any Liquidator, and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to:

(1)    execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (a) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate of Limited Partnership and all amendments or restatements thereof) that the General Partner or any Liquidator deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the Limited Partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may or plans to conduct business or own property; (b) all instruments that the General Partner deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (c) all conveyances and other instruments or documents that the General Partner or any Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article 11, 12 or 13 hereof or the Capital Contribution of any Partner and (e) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of Partnership Interests; and

(2)    execute, swear to, seal, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of the General Partner or any Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Partners hereunder or is consistent with the terms of this agreement or appropriate or necessary, in the sole discretion of the General Partner or any Liquidator, to effectuate the terms or intent of this Agreement.

Nothing contained herein shall be construed as authorizing the General Partner or any Liquidator to amend this Agreement except in accordance with Article 14 hereof or as may be otherwise expressly provided for in this Agreement.

B.    The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, in recognition of the fact that each of the Partners will be relying upon the power of the General Partner and any Liquidator to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and it shall survive and not be affected by the subsequent Incapacity of any Limited Partner or Assignee or the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Units and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or any Liquidator, acting in good faith pursuant to such power of attorney, and each such Limited Partner or Assignee hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the General Partner or any Liquidator, taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or any Liquidator, within fifteen (15) days after receipt of the General Partner’s or such Liquidator’s request therefor, such further designation, powers of attorney and other instruments as the General Partner or any Liquidator, as the case may be, deems necessary to effectuate this Agreement and the purposes of the Partnership.

Section	2.5 Term

The term of the Partnership commenced on April 10, 2003 and shall continue until December 31, 2102, unless the Partnership is dissolved sooner pursuant to the provisions of Article 13 or as otherwise provided by law.

ARTICLE 3—PURPOSE

Section	3.1 Purpose and Business

The purpose and nature of the business to be conducted by the Partnership is (i) to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Act; provided, however, that such business shall be limited to and conducted in such a manner as to permit the Company at all times to be qualified as a REIT, unless the Company is not qualified or ceases to qualify as a REIT for any reason or reasons other than the conduct of the business of the Partnership; (ii) to enter into any partnership, joint venture, limited liability company or other similar arrangement to engage in any of the foregoing or to own interests in any entity engaged, directly or indirectly, in any of the foregoing; and (iii) to do anything necessary or incidental to the foregoing. In connection with the foregoing, and without limiting the Company’s right, in its sole discretion, to cease qualifying as a REIT, the Partners acknowledge that the Company’s status as a REIT inures to the benefit of all of the Partners and not solely the General Partner or its Affiliates.

Section	3.2 Powers

The Partnership is empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Partnership, including, without limitation, full power and authority, directly or through its ownership interest in other entities, to enter into, perform and carry out contracts of any kind, borrow money and issue evidences of indebtedness whether or not secured by mortgage, deed of trust, pledge or other lien, acquire, own, manage, improve and develop real property, and lease, sell, transfer and dispose of real property; provided, however, that the Partnership shall not take, or omit to take, any action which, in the judgment of the General Partner, in its sole and absolute discretion, (i) could adversely affect the ability of the Company to achieve or maintain qualification as a REIT; (ii) could subject the Company to any additional taxes under Section 857 or Section 4981 of the Code or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over the Company or its securities, unless any such action (or inaction) under the foregoing clauses (i), (ii) or (iii) shall have been specifically consented to by the Company in writing.

ARTICLE 4—CAPITAL CONTRIBUTIONS

Section	4.1 Capital Contributions of the Partners

A.    Each Partner listed on Exhibit A has previously made, prior to the execution of this Agreement, a Capital Contribution to the Partnership as specified in the Original Agreement in exchange for its Partnership Units and Partnership Interest set forth on Exhibit A.

B.    The Partners shall own Partnership Units in the amounts set forth on Exhibit A, and have Percentage Interests as set forth on Exhibit A, which number of Partnership Units and Percentage Interest shall be adjusted from time to time on Exhibit A by the General Partner to the extent necessary to accurately reflect the issuance of additional Partnership Units, the redemption of Partnership Units, additional Capital Contributions and similar events having an effect on a Partner’s Percentage Interest occurring after the date hereof in accordance with the terms of this Agreement.

C.    A number of Common Units held by the General Partner equal to one percent (1%) of all outstanding Common Units shall be deemed to be the General Partner Partnership Units and shall be the General Partner

Interest. All other Partnership Units held by the General Partner shall be deemed to be Limited Partner Interests and shall be held by the General Partner in its capacity as a Limited Partner in the Partnership.

D.    To the extent the Partnership acquires any property (or an indirect interest therein) by the merger of any other Person into the Partnership or with or into a Subsidiary of the Partnership in a triangular merger, Persons who receive Partnership Interests in exchange for their interests in the Person merging into the Partnership or with or into a Subsidiary of the Partnership shall become Partners and shall be deemed to have made Capital Contributions as provided in the applicable merger agreement (or if not so provided, as determined by the General Partner in its sole discretion) and as set forth on Exhibit A, as amended to reflect such deemed Capital Contributions.

E.    Except as provided in Sections 4.2, 4.3, 10.5, and 13.3, the Partners shall have no obligation to make any additional Capital Contributions or loans to the Partnership.

Section	4.2 Future Issuances of Additional Partnership Interests

A.    The General Partner is hereby authorized, in its sole and absolute discretion and without the approval of the Limited Partners to cause the Partnership from time to time to issue to the Partners (including the General Partner and its Affiliates) or other Persons (including, without limitation, in connection with the contribution of cash and other property to the Partnership) additional Partnership Units or other Partnership Interests in one or more classes, or in one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties all as shall be determined by the General Partner in its sole and absolute discretion subject to Delaware law, including, without limitation, (i) rights, powers and duties senior to one or more classes or series of Partnership Interests and any other Common Units outstanding or thereafter issued; (ii) the rights to an allocation of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests; (iii) the rights of each such class or series of Partnership Interests to share in Partnership distributions; and (iv) the rights of each such class or series of Partnership Interests upon dissolution and liquidation of the Partnership; provided that no such additional Partnership Units or other Partnership Interests shall be issued to the General Partner, unless either (a)(1) the additional Partnership Interests are issued in connection with the grant, award or issuance of REIT Shares or other equity interests in the Company, which REIT shares or other equity interests have designations, preferences and other rights such that the economic interests attributable to such REIT Shares or other equity interests are substantially similar to the designations, preferences and other rights of the additional Partnership Interests issued to the General Partner in accordance with this Section 4.2.A, and (2) the Company shall make a Capital Contribution to the Partnership in an amount equal to any proceeds raised in connection with such issuance or (b) the additional Partnership Interests are issued to all Partners in proportion to their respective Percentage Interests. In addition, the General Partner may acquire Partnership Units from other Partners pursuant to this Agreement. In the event that the Partnership issues Partnership Interests pursuant to this Section 4.2.A, the General Partner shall make such revisions to this Agreement (without any requirement of receiving approval of the Limited Partners) including, but not limited to, the revisions described in Section 5.4, Section 6.1 and Section 8.6 hereof, as it deems necessary to reflect the issuance of such additional Partnership Interests and the special rights, powers and duties associated therewith.

B.    From and after the date hereof, the Company shall not issue any additional REIT Shares (other than REIT Shares issued pursuant to Section 8.6), or rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase REIT Shares (collectively “New Securities”) other than to all holders of REIT Shares unless (i) the General Partner shall cause the Partnership to issue to the Company, Partnership Interests or rights, options, warrants or convertible or exchangeable securities of the Partnership having designations, preferences and other rights, all such that the economic interests are substantially similar to those of the New Securities and (ii) the Company contributes to the Partnership the proceeds from the issuance of such New Securities and from the exercise of rights contained in such New Securities. Without limiting the foregoing, the Company is expressly authorized to issue New Securities for no tangible value or for less than fair market value, and the General Partner is expressly authorized to cause the

Partnership to issue to the Company corresponding Partnership Interests, so long as (a) the General Partner concludes in good faith that such issuance is in the interests of the Company and the Partnership (for example, and not by way of limitation, the issuance of REIT Shares and corresponding Units pursuant to an employee stock purchase plan providing for employee grants or purchases of REIT Shares or employee stock options that have an exercise price that is less than the fair market value of the REIT Shares, either at the time of issuance or at the time of exercise) and (b) the Company contributes all proceeds, if any, from such issuance and exercise to the Partnership.

Section	4.3 Contribution of Proceeds of Issuance of REIT Shares

In connection with any other issuance of New Securities pursuant to Section 4.2, the Company shall contribute to the Partnership any proceeds (or a portion thereof) raised in connection with such issuance; provided that if the proceeds actually received by the Company are less than the gross proceeds of such issuance as a result of any underwriter’s discount or other expenses paid or incurred in connection with such issuance, then the Company shall be deemed to have made a Capital Contribution to the Partnership in the amount equal to the sum of the net proceeds of such issuance plus the amount of such underwriter’s discount and other expenses paid by the Company (which discount and expense shall be treated as an expense for the benefit of the Partnership for purposes of Section 7.4). In the case of employee acquisitions of New Securities at a discount from fair market value or for no value in connection with a grant of New Securities, the amount of such discount representing compensation to the employee, as determined by the General Partner, shall be treated as an expense of the issuance of such New Securities.

Section	4.4 Other Contribution Provisions

If any Partner is admitted to the Partnership and is given a positive Capital Account balance in exchange for services rendered to the Partnership, such transaction shall be treated by the Partnership as if the Partnership had compensated such Partner in cash, and such Partner had contributed such cash to the capital of the Partnership.

Section	4.5 No Preemptive Rights

Except to the extent expressly granted by the Partnership pursuant to another agreement, no Person shall have any preemptive, preferential or other similar right with respect to (i) Capital Contributions or loans to the Partnership or (ii) the issuance or sale of any Partnership Units or other Partnership Interests.

Section	4.6 No Interest on Capital

No Partner shall be entitled to interest on its Capital Contributions or its Capital Account. Except as provided herein or by law, no Partner shall have any right to withdraw any part of its Capital Account or to demand or receive the return of its Capital Contributions.

ARTICLE 5—DISTRIBUTIONS

Section	5.1 Requirement and Characterization of Distributions

A.    Subject to the rights and preferences of any outstanding class or series of Preferred Units expressly provided for in an agreement (including a Certificate of Designations), and except as provided in Section 5.1.B, the General Partner shall distribute at least quarterly an amount equal to one hundred percent (100%) of Available Cash, or such lesser amount as the General Partner may in its sole and absolute discretion determine, generated by the Partnership during such quarter or shorter period to the Common Unitholders who are Partners on the Partnership Record Date with respect to such quarter or shorter period in accordance with their respective Percentage Interests on such Partnership Record Date; provided that in no event may a Partner receive a distribution of Available Cash with respect to a Common Unit if such Partner is entitled to receive a distribution out of such Available Cash with respect to a REIT Share for which such Common Unit has been exchanged and such distribution shall instead be made to the Company. The General Partner shall take such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with the Company’s qualification as a REIT, to cause the Partnership to distribute Available Cash (i) to permit the Company to satisfy the requirements for qualifying as a REIT under the Code, including applicable shareholder distribution requirements and (ii) except to the extent otherwise determined by the General Partner, to minimize any federal income or excise tax liability of the General Partner. Unless otherwise expressly provided for herein or in an agreement (including a Certificate of Designations) at the time a new class of Partnership Interests is created in accordance with Article 4 hereof, no Partnership Interest shall be entitled to a distribution in preference to any other Partnership Interest.

B.    Notwithstanding the provisions of Section 5.1.A above or any other provision of this Agreement, if for any quarter or shorter period with respect to which a distribution is to be made (a “Distribution Period”), a “Newly Issued Unit” (as such term is defined below) is outstanding on the Partnership Record Date for such Distribution Period, there shall not be distributed in respect of such Newly Issued Unit the amount (the “Full Distribution Amount”) that would otherwise be distributed in respect of such Common Unit in accordance with Section 5.1.A. Rather, the General Partner shall cause to be distributed with respect to each such Newly Issued Unit an amount equal to the Full Distribution Amount multiplied by a fraction, the numerator of which equals the number of days such Newly Issued Unit has been outstanding during the Distribution Period and the denominator of which equals the total number of days in such Distribution Period. Any Available Cash not distributed to the holders of Units by operation of this Section 5.1.B shall be retained by the Partnership and applied toward future distributions or payment of Partnership expenses. The General Partner may, in its sole discretion, with respect to any distribution, waive the application of this Section 5.1.B such that a Newly Issued Unit shall receive the Full Distribution Amount (or any greater amount than would otherwise be received under this Section 5.1.B but not in excess of the Full Distribution Amount). For purposes of this Section 5.1.B, the term “Newly Issued Unit” shall mean, with respect to any Distribution Period, a Common Unit issued during such Distribution Period, except that the term “Newly Issued Unit” shall not include (i) a Common Unit issued to the Company as a result of the contribution by it of proceeds from the issuance of New Securities (as contemplated by Sections 4.2 and 4.3) or (ii) (unless otherwise provided by the General Partner) any Common Units issued in connection with a split on or unit dividend of the Common Units.

Section	5.2 Amounts Withheld

All amounts withheld pursuant to the Code or any provisions of any state or local tax law and Section 10.5 hereof with respect to any allocation, payment or distribution to the Partners or Assignees shall be treated as amounts distributed to the Partners or Assignees pursuant to Section 5.1 for all purposes under this Agreement.

Section	5.3 Distributions Upon Liquidation

Proceeds from a Terminating Capital Transaction and any other cash received or reductions in reserves made after commencement of the liquidation of the Partnership shall be distributed to the Partners in accordance with Section 13.2.

Section	5.4 Revisions to Reflect Issuance of Additional Partnership Interests

In the event that the Partnership issues additional Partnership Interests to the General Partner or any Additional Limited Partner pursuant to Article 4 hereof, the General Partner shall make such revisions to this Article 5 as it deems necessary to reflect the issuance of such additional Partnership Interests and any special rights, duties or powers with respect thereto. Such revisions shall not require the consent or approval of any other Partner.

ARTICLE 6—ALLOCATIONS

Section	6.1 Allocations For Capital Account Purposes

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Exhibit B hereof) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

A.    After taking into account the provisions of Section 6.1.B below, Net Income shall be allocated

(1)    First, to the Partners in the same ratio and reverse order as Net Loss was allocated to such Partners pursuant to Sections 6.1.C(2), (3), and (4) for all fiscal years until the aggregate amount allocated to such Partners pursuant to such provisions of Section 6.1.C equals the aggregate amount allocated pursuant to this Section 6.1.A(1); and

(2)    Thereafter, Net Income shall be allocated to the Partners in accordance with their respective Percentage Interests.

B.    Notwithstanding the provisions of Section 6.1.A above, items of gross income shall first be allocated to the holders of each class of Preferred Units, (a) on a class by class basis (1) in the order of priority in which each such class is entitled to receive distributions pursuant to the provisions of Section 5.1 and/or the applicable Certificate of Designations and (2) in an amount equal to the aggregate distributions made to each such class of Preferred Units pursuant to the provisions of Section 5.1 and/or the applicable Certificate of Designations (other than distributions properly treated as return of capital), and (b) within each such class of Preferred Units in proportion to the distributions with respect to such class referred to in clause (a)(2) above received by each holder of Preferred Units (other than distributions properly treated as return of capital).

C.    After giving effect to the special allocations set forth in Section 1 of Exhibit C attached hereto, Net Losses shall be allocated to the Partners in the following order:

(1)    First, in the same ratio and reverse order as Net Income was allocated to the Partners pursuant to the provisions of Section 6.1.A(2) for all fiscal years until the aggregate amount of Net Income previously allocated to such Partners pursuant to such provisions of Section 6.1.A(2) equals the aggregate amount of Net Loss allocated to such Partners pursuant to this Section 6.1.C(1);

(2)    Second, to the Partners, in proportion to their Percentage Interests until each Partner’s Adjusted Capital Account balance has been reduced to zero, excluding, for this purpose, the portion of any such Capital Account attributable to Capital Contributions made with respect to Preferred Units;

(3)    Third, to the holders of each class of Preferred Units, on a class by class basis, in the reverse priority in which each such class is entitled to distributions pursuant to the provisions of Section 5.1 and/or the applicable Certificate of Designations attached hereto, and within such class to each holder of such class of Preferred Units, pro rata, in proportion to the portion of their Adjusted Capital Account balance attributable to Capital Contributions made with respect to such class of Preferred Units until such portion of their Adjusted Capital Account balance has been reduced to zero; and

(4)    Fourth, 100% to the General Partner.

D.    The Partners agree that Nonrecourse Liabilities of the Partnership shall be allocated among the Partners in accordance with the provisions of Regulations Section 1.752-3, as modified by any guidance published by the IRS, or as otherwise reasonably interpreted.

E.    Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to Exhibit C, be characterized as Recapture Income in the same proportions and to the same extent as such Partners have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

F.    In the event that the Partnership issues additional Partnership Interests to the General Partner, or any Additional Limited Partner pursuant to Article 4 hereof, the General Partner shall make such revisions to this Section 6.1 as it determines are necessary to reflect the terms of the issuance of such additional Partnership Interests, including making preferential allocations to certain classes of Partnership Interests. Such revisions shall not require the consent or approval of any other Partner.

ARTICLE 7—MANAGEMENT AND OPERATIONS OF BUSINESS

Section	7.1 Management

A.    Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership are and shall be exclusively vested in the General Partner, and no Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. The General Partner may not be removed by the Limited Partners with or without cause. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3 hereof, shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership, to exercise all powers set forth in Section 3.2 hereof and to effectuate the purposes set forth in Section 3.1 hereof, including, without limitation:

(1)    the making of any expenditures, the lending or borrowing of money (including, without limitation, making prepayments on loans and borrowing money to permit the Partnership to make distributions to its Partners in such amounts as will permit the Company (so long as the Company qualifies as a REIT) to minimize the payment of any federal income tax (including, for this purpose, any excise tax pursuant to Section 4981 of the Code) and to make distributions to its shareholders in amounts sufficient to permit the Company to maintain REIT status), the assumption or guaranty of, or other contracting for, indebtedness and other liabilities, the issuance of evidence of indebtedness (including the securing of the same by deed, mortgage, deed of trust or other lien or encumbrance on the Partnership’s assets) and the incurring of any other obligations it deems necessary for the conduct of the activities of the Partnership;

(2)    the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership, the registration of any class of securities of the Partnership under the Securities Exchange Act of 1934, as amended, and the listing of any debt securities of the Partnership on any exchange;

(3)    the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership (including the exercise or grant of any conversion, option, privilege, or subscription right or other right available in connection with any assets at any time held by the Partnership) or the merger or other combination of the Partnership with or into another entity on such terms as the General Partner deems proper (all of the foregoing subject to any prior approval only to the extent required by Section 7.3 hereof);

(4)    the use of the assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms the General Partner deems proper, including, without limitation, the financing of the conduct of the operations of the Company, the Partnership or any Subsidiary of the Company and/or the Partnership, the lending of funds to other Persons (including, without limitation, the Company or any Subsidiary of the Partnership and/or the Company) and the repayment of obligations of the Partnership and its Subsidiaries and any other Person in which it has an equity investment, and the making of capital contributions to any of its Subsidiaries;

(5)    the management, operation, leasing, landscaping, repair, alteration, demolition or improvement of any real property or improvements owned by the Partnership or any Subsidiary of the Partnership or any Person in which the Partnership has made a direct or indirect equity investment;

(6)    the negotiation, execution, and performance of any contracts, conveyances or other instruments that the General Partner considers useful or necessary to the conduct of the Partnership’s operations or the implementation of the General Partner’s powers under this Agreement, including contracting with contractors, developers, consultants, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation out of the Partnership’s assets;

(7)    the distribution of Partnership cash or other Partnership assets in accordance with this Agreement;

(8)    the holding, managing, investing and reinvesting of cash and other assets of the Partnership;

(9)    the collection and receipt of revenues and income of the Partnership;

(10)    the establishment of one or more divisions of the Partnership, the selection and dismissal of employees of the Partnership (including, without limitation, employees having titles such as “president,” “vice president,” “secretary” and “treasurer” of the Partnership), and agents, outside attorneys, accountants, consultants and contractors of the Partnership, and the determination of their compensation and other terms of employment or hiring including waivers of conflicts of interest and the payment of their expenses and compensation out of the Partnership’s assets;

(11)    the maintenance of such insurance for the benefit of the Partnership, the Partners and directors and officers thereof as it deems necessary or appropriate;

(12)    the formation of, or acquisition of an interest in, and the contribution of property to, any other corporations, limited or general partnerships, joint ventures or other entities or relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of property to, its Subsidiaries and any other Person in which it has an equity investment from time to time), provided that, as long as the Company has determined to continue to qualify as a REIT, the Partnership may not engage in any such formation, acquisition or contribution that would cause the Company to fail to qualify as a REIT;

(13)    the control of any matters affecting the rights and obligations of the Partnership, including the settlement, compromise, submission to arbitration or any other form of dispute resolution, or abandonment of, any claim, cause of action, liability, debt or damages, due or owing to or from the Partnership, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitration or other forms of dispute resolution, and the representation of the Partnership in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurring of legal expense, and the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(14)    the undertaking of any action in connection with the Partnership’s direct or indirect investment in its Subsidiaries or any other Person (including, without limitation, the contribution or loan of funds by the Partnership to such Persons, incurring indebtedness on behalf of, or guarantying the obligations of, any such Persons);

(15)    the determination of the fair market value of any Partnership property distributed in kind using such reasonable method of valuation as the General Partner may adopt;

(16)    the exercise, directly or indirectly, through any attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any asset or investment held by the Partnership;

(17)    the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of or in connection with any Subsidiary of the Partnership or any other Person in which the Partnership has a direct or indirect interest, or jointly with any such Subsidiary or other Person;

(18)    the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of any Person in which the Partnership does not have an interest pursuant to contractual or other arrangements with such Person;

(19)    the making, execution and delivery of any and all deeds, leases, notes, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases or legal instruments or agreements in writing necessary or appropriate, in the judgment of the General Partner, for the accomplishment of any of the powers of the General Partner enumerated in this Agreement;

(20)    the maintenance of the Partnership’s books and records;

(21)    the issuance of additional Partnership Units, as appropriate, in connection with Capital Contributions by Additional Limited Partners and additional Capital Contributions by Partners pursuant to Article 4 hereof;

(22)    the distribution of cash to acquire Partnership Units held by a Limited Partner in connection with a Limited Partner’s exercise of its Redemption Right under Section 8.6 hereof; and

(23)    to do any and all acts and things necessary or prudent to ensure that the Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Code, including but not limited to imposing restrictions on transfers and restrictions on redemptions.

B.    Each of the Limited Partners agrees that the General Partner is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Partnership without any further act, approval or vote of the Partners, notwithstanding any other provision of this Agreement (except as provided in Section 7.3), the Act or any applicable law, rule or regulation, to the fullest extent permitted under the Act or other applicable law, rule or regulation. The execution, delivery or performance by the General Partner or the Partnership of any agreement authorized or permitted under this Agreement shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement or of any duty stated or implied by law or equity.

C.    At all times from and after the date hereof, the General Partner may cause the Partnership to establish and maintain at any and all times working capital accounts and other cash or similar balances in such amounts as the General Partner, in its sole and absolute discretion, deems appropriate and reasonable from time to time, including upon liquidation of the Partnership under Article 13.

D.    At all times from and after the date hereof, the General Partner may cause the Partnership to obtain and maintain (i) casualty, liability and other insurance on the properties of the Partnership, (ii) liability insurance for the Indemnities hereunder and (iii) such other insurance as the General Partner, in its sole and absolute discretion, determines to be necessary.

E.    In exercising its authority under this Agreement, the General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner of any action taken by it. The General Partner and the Partnership shall not have liability to a Limited Partner under any circumstances, as a result of an income tax liability incurred by such Limited Partner as a result of an action (or inaction) by the General Partner pursuant to its authority under this Agreement.

Section 7.2    Certificate of Limited Partnership

The General Partner’s predecessor has previously filed the Certificate of Limited Partnership with the Secretary of State of the State of Delaware as required by the Act. To the extent that such action is determined by the General Partner to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all of the things to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of Delaware and each other state, or the District of Columbia, in which the Partnership may elect to do business or own property. Subject to the terms of Section 8.5.A(4) hereof, the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership or any amendment thereto to any Limited Partner. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and any other state, or the District of Columbia, in which the Partnership may elect to do business or own property.

Section 7.3    Restrictions on General Partner Authority

A.    The General Partner may not take any action in contravention of an express prohibition or limitation of this Agreement without the written Consent of Limited Partners holding a majority of the Common Units of the Limited Partners (including Limited Partner Units held by the Company or its Affiliates), or such other percentage of the Limited Partners as may be specifically provided for under a provision of this Agreement.

B.    Except as provided in Article 13, the General Partner may not directly or indirectly, cause the Partnership to sell, exchange, transfer or otherwise dispose of all or substantially all of the Partnership’s assets in a single transaction or a series of related transactions (including by way of merger (including a triangular merger), consolidation or other combination with any other Persons except (i) if such merger, sale or other transaction is in connection with an Extraordinary Transaction permitted under Section 11.2(B) hereof or (ii) with the Consent of the Limited Partners holding a majority of the Common Units of the Limited Partners (excluding Limited Partner Units held by the Company or its Affiliates).

Section 7.4    Reimbursement of the General Partner and the Company; DRIPs and Repurchase Programs

A.    Except as provided in this Section 7.4 and elsewhere in this Agreement (including the provisions of Articles 5 and 6 regarding distributions, payments, and allocations to which it may be entitled), the General Partner shall not be compensated for its services as the General Partner of the Partnership.

B.    The Partnership shall be responsible for and shall pay all expenses relating to the Partnership’s organization, the ownership of its assets and its operations. The General Partner shall be reimbursed on a monthly basis, or such other basis as it may determine in its sole and absolute discretion, for all expenses that it incurs relating to the ownership and operation of, or for the benefit of, the Partnership (including, without limitation, (i) expenses relating to the operation of the Company and to the management and administration of any Subsidiary of the Company, the Partnership or Affiliates of the Partnership, such as auditing expenses and filing fees, (ii) compensation of the Company’s officers and employees including, without limitation, payments under the Company’s employee benefit plans that provide for stock units, or other phantom stock, pursuant to which employees of the General Partner will receive payments based upon dividends on or the value of REIT Shares, (iii) director fees and expenses and (iv) all costs and expenses of being a public company, including costs of filings with the Securities and Exchange Commission, reports and other distributions to its shareholders); provided that the amount of any such reimbursement shall be reduced by any interest earned by the General Partner with respect to bank accounts or other instruments or accounts held by it on behalf of the Partnership. The Partners acknowledge that all such expenses of the General Partner are deemed to be for the benefit of the Partnership. Such reimbursement shall be in addition to any reimbursement made as a result of indemnification pursuant to Section 7.7 hereof.

C.    In the event that the Company shall elect to purchase from its shareholders REIT Shares in connection with a share repurchase or similar program or for the purpose of delivering such REIT Shares to satisfy an obligation under any dividend reinvestment program or equity purchase plan adopted by the Company, any employee stock purchase plan adopted by the Company, or any similar obligation or arrangement undertaken by the Company in the future or for the purpose of retiring such REIT Shares, the purchase price paid by the Company for such REIT Shares and any other expenses incurred by the Company in connection with such purchase shall be considered expenses of the Partnership and shall be advanced to the Company or reimbursed to the Company, subject to the conditions that: (i) if such REIT Shares subsequently are sold by the Company, the Company shall pay to the Partnership any proceeds received by the Company for such REIT Shares (which sales proceeds shall include the amount of dividends reinvested under any dividend reinvestment or similar program, provided that a transfer of REIT Shares for Partnership Units pursuant to Section 8.6 would not be considered a sale for such purposes) and (ii) if such REIT Shares are not retransferred by the Company within thirty (30) days after the purchase thereof, or the Company otherwise determines not to retransfer such REIT Shares, the Company, as General Partner, shall cause the Partnership to redeem a number of Common Units held by the Company, as a Limited Partner, equal to the quotient obtained by dividing the number of such REIT Shares by the Conversion Factor (in which case such advancement or reimbursement of Partnership expenses shall be treated as having been made as a distribution in redemption of such number of Units held by the Company).

D.    If and to the extent any reimbursement made pursuant to this Section 7.4 is determined for federal income tax purposes not to constitute a payment of expenses to the Partnership, the amount so determined shall constitute a guaranteed payment with respect to capital within the meaning of Section 707(c) of the Code, shall be treated consistently therewith by the Partnership and all Partners and shall not be treated as a distribution for purposes of computing the Partners’ Capital Accounts.

Section 7.5    Outside Activities of the General Partner

The General Partner shall not directly or indirectly enter into or conduct any business other than in connection with the ownership, acquisition and disposition of Partnership Interests and the management of the business of the Partnership, and such activities as are incidental thereto. The General Partner and any Affiliates of the General Partner may acquire Limited Partner Interests and shall be entitled to exercise all rights of a Limited Partner relating to such Limited Partner Interests.

Section 7.6    Contracts with Affiliates

A.    The Partnership may lend or contribute funds or other assets to any Subsidiary or other Persons in which it has an equity investment and such Persons may borrow funds from the Partnership, on terms and conditions established in the sole and absolute discretion of the General Partner. The foregoing authority shall not create any right or benefit in favor of any Subsidiary or any other Person.

B.    Except as provided in Section 7.5, the Partnership may transfer assets to joint ventures, other partnerships, corporations or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions consistent with this Agreement and applicable law as the General Partner, in its sole and absolute discretion, believes are advisable.

C.    Except as expressly permitted by this Agreement, neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are determined by the General Partner in good faith to be fair and reasonable.

D.    The General Partner, in its sole and absolute discretion and without the approval of the Limited Partners, may propose and adopt, on behalf of the Partnership, employee benefit plans, stock option plans, and similar plans funded by the Partnership for the benefit of employees of the General Partner, the Partnership, any Subsidiary of the Partnership or any Affiliate of any of them in respect of services performed, directly or indirectly, for the benefit of the Partnership, the General Partner, or any Subsidiary of the Partnership.

E.    The General Partner is expressly authorized to enter into, in the name and on behalf of the Partnership, a right of first opportunity arrangement and other conflict avoidance agreements with various Affiliates of the Partnership and the General Partner, on such terms as the General Partner, in its sole and absolute discretion, believes are advisable.

Section 7.7    Indemnification

A.    To the fullest extent permitted by Delaware law, the Partnership shall indemnify each Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys fees and other legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Partnership or the Company as set forth in this Agreement, in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that: (i) the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the Indemnitee actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guaranty (except a guaranty by a Limited Partner of nonrecourse indebtedness of the Partnership or as otherwise provided in any such loan guaranty) or otherwise for any indebtedness of the Partnership or any Subsidiary of the

Partnership (including without limitation, any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken subject to), and the General Partner is hereby authorized and empowered, on behalf of the Partnership, to enter into one or more indemnity agreements consistent with the provisions of this Section 7.7 in favor of any Indemnitee having or potentially having liability for any such indebtedness. The termination of any proceeding by conviction of an Indemnitee or upon a plea of nolo contendere or its equivalent by an Indemnitee, or an entry of an order of probation against an Indemnitee prior to judgment, creates a rebuttable presumption that such Indemnitee acted in a manner contrary to that specified in this Section 7.7.A. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, and neither the General Partner nor any Limited Partner shall have any obligation to contribute to the capital of the Partnership, or otherwise provide funds, to enable the Partnership to fund its obligations under this Section 7.7.

B.    Reasonable expenses incurred by an Indemnitee or expected to be incurred by an Indemnitee shall be paid or reimbursed by the Partnership in advance of the final disposition of any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative made or threatened against an Indemnitee upon receipt by the Partnership of (i) a written affirmation by the Indemnitee of the Indemnitee’s good faith belief that the standard of conduct necessary for indemnification by the Partnership as authorized in Section 7.7.A has been met and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

C.    The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Indemnitee is indemnified.

D.    The Partnership may, but shall not be obligated to, purchase and maintain insurance, on behalf of the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership’s activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

E.    For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute fines within the meaning of Section 7.7; and actions taken or omitted by the Indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Partnership.

F.    In no event may an Indemnitee subject any of the Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

G.    An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

H.    The provisions of this Section 7.7 are for the benefit of the Indemnitees, their employees, officers, directors, trustees, heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the Partnership’s liability to any Indemnitee under this Section 7.7, as in effect immediately prior to such amendment, modification, or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

I.    If and to the extent any payments to the General Partner pursuant to this section 7.7 constitute gross income to the General Partner (as opposed to the repayment of advances made on behalf of the Partnership), such amounts shall constitute guaranteed payments within the meaning of Section 707(c) of the Code, shall be treated consistently therewith by the Partnership and all Partners and shall not be treated as distributions for purposes of computing the Partners’ Capital Accounts.

Section 7.8    Liability of the General Partner

A.    Notwithstanding anything to the contrary set forth in this Agreement, the General Partner and its officers and directors shall not be liable for monetary damages to the Partnership, any Partners or any Assignees for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission unless the General Partner acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived.

B.    The Limited Partners expressly acknowledge that, the General Partner is acting on behalf of the Partnership and the shareholders of the Company collectively, that the General Partner is under no obligation to consider the separate interests of the Limited Partners in deciding whether to cause the Partnership to take (or decline to take) any actions (including, as stated in Section 7.1.E, the tax consequences to the Limited Partners or Assignees), and that the General Partner shall not be liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by Limited Partners in connection with such decisions, provided that the General Partner has acted in good faith.

C.    Subject to its obligations and duties as General Partner set forth in Section 7.1.A hereof, the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. The General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

D.    Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the General Partner’s and its officers’ and directors’ liability to the Partnership and the Limited Partners under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9    Other Matters Concerning the General Partner

A.    The General Partner may rely and shall be protected in acting, or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

B.    The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, architects, engineers, environmental consultants and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters which such General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

C.    The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and duly appointed attorneys-in-fact. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform all and every act and duty which is permitted or required to be done by the General Partner hereunder.

D.    Notwithstanding any other provisions of this Agreement or the Act, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the

Partnership, undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of the Company to continue to qualify as a REIT, or (ii) to minimize taxes incurred by the Company under Section 857 or Section 4981 of the Code, is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners.

Section 7.10    Title to Partnership Assets

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner. The General Partner hereby declares and warrants that any Partnership assets for which legal title is held in the name of the General Partner or any nominee or Affiliate of the General Partner shall be held by the General Partner or such nominee or Affiliate for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use its best efforts to cause beneficial and record title to such assets to be vested in the Partnership as soon as reasonably practicable if failure to so vest such title would have a material adverse effect on the Partnership. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

Section 7.11    Reliance by Third Parties

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority, without consent or approval of any other Partner or Person, to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any contracts on behalf of the Partnership, and take any and all actions on behalf of the Partnership and such Person shall be entitled to deal with the General Partner as if the General Partner were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies which may be available against such Person to contest, negate or disaffirm any action of the General Partner in connection with any such dealing. In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect; (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE 8—RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

Section 8.1    Limitation of Liability

The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement, including Section 10.5 hereof, or under the Act.

Section 8.2    Management of Business

No Limited Partner or Assignee (other than the General Partner, any of its Affiliates or any officer, director, employee, partner, agent or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such) shall take part in the operation, management or control (within the meaning of the Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. The transaction of any such business by the General Partner, any of its Affiliates or any officer, director, employee, partner, agent or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 8.3    Outside Activities of Limited Partners

Subject to any agreements entered into pursuant to Section 7.6.E hereof and any other agreements entered into by a Limited Partner or its Affiliates with the Partnership or any of its Subsidiaries, any Limited Partner (other than the Company) and any officer, director, employee, agent, trustee, Affiliate or shareholder of any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities that are in direct competition with the Partnership or that are enhanced by the activities of the Partnership. Neither the Partnership nor any Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee. None of the Limited Partners (other than the Company) nor any other Person shall have any rights by virtue of this Agreement or the Partnership relationship established hereby in any business ventures of any other Person and such Person shall have no obligation pursuant to this Agreement to offer any interest in any such business ventures to the Partnership, any Limited Partner or any such other Person, even if such opportunity is of a character which, if presented to the Partnership, any Limited Partner or such other Person, could be taken by such Person.

Section 8.4    Return of Capital

Except pursuant to the Redemption Right set forth in Section 8.6, no Limited Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Partnership as provided herein. Except to the extent provided by Exhibit C hereof or as otherwise expressly provided in this Agreement, or any Certificate of Designations, no Limited Partner or Assignee shall have priority over any other Limited Partner or Assignee, either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 8.5    Rights of Limited Partners Relating to the Partnership

A.    In addition to the other rights provided by this Agreement or by the Act, and except as limited by Section 8.5.C hereof, each Limited Partner shall have the right, for a business purpose reasonably related to such Limited Partner’s interest as a limited partner in the Partnership, upon written demand with a statement of the purpose of such demand and at such Limited Partner’s own expense (including such copying and administrative charges as the General Partner may establish from time to time):

(1)    to obtain a copy of the most recent annual and quarterly reports filed with the Securities and Exchange Commission by the Company pursuant to the Securities Exchange Act of 1934;

(2)    to obtain a copy of the Partnership’s federal, state and local income tax returns for each Partnership Year;

(3)    to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(4)    to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed; and

(5)    to obtain true and full information regarding the amount of cash and a description and statement of any other property or services contributed by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner.

B.    The Partnership shall notify each Limited Partner, upon request, of the then current Conversion Factor and the REIT Shares Amount per Common Unit and, with reasonable detail, how the same was determined.

C.    Notwithstanding any other provision of this Section 8.5, the General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner determines in its sole and absolute discretion to be reasonable, any information that (i) the General Partner reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the General Partner in good faith believes is not in the best interests of the Partnership or could damage the Partnership or its business or (ii) the Partnership is required by law or by agreements with an unaffiliated third party to keep confidential.

Section 8.6    Redemption Right

A.    Subject to Sections 8.6.B and 8.6.C hereof, at any time on or after the first anniversary date of the issuance of a Partnership Unit to a Limited Partner pursuant to Article 4 hereof (or such other date as may be mutually agreed upon by the General Partner and a Limited Partner), each Limited Partner (other than the Company) shall have the right (the “Redemption Right”) to require the Partnership to redeem on a Specified Redemption Date all or a portion of the Common Units held by such Limited Partner at a redemption price per Common Unit equal to and in the form of the Cash Amount to be paid by the Partnership. The Redemption Right shall be exercised pursuant to a Notice of Redemption delivered to the Partnership (with a copy to the Company) by the Limited Partner who is exercising the Redemption Right (the “Redeeming Partner”); provided, however, that the Partnership shall not be obligated to satisfy such Redemption Right if the Company elects to purchase the Common Units subject to the Notice of Redemption pursuant to Section 8.6.B. A Limited Partner may not exercise the Redemption Right for less than one thousand (1,000) Common Units or, if such Limited Partner holds less than one thousand (1,000) Common Units, all of the Common Units held by such Partner. The Redeeming Partner shall have no right, with respect to any Common Units so redeemed, to receive any distributions paid on or after the Specified Redemption Date. The Assignee of any Limited Partner may exercise the rights of such Limited Partner pursuant to this Section 8.6, and such Limited Partner shall be deemed to have assigned such rights to such Assignee and shall be bound by the exercise of such rights by such Assignee. In connection with any exercise of such rights by an Assignee on behalf of a Limited Partner, the Cash Amount shall be paid by the Partnership directly to such Assignee and not to such Limited Partner.

B.    Notwithstanding the provisions of Section 8.6.A, upon an election by a Limited Partner to exercise the Redemption Right, the Company may, in its sole and absolute discretion (subject to the limitations on ownership and transfer of REIT Shares set forth in the Certificate of Incorporation of the Company), elect to assume directly and satisfy a Redemption Right by paying to the Redeeming Partner either the Cash Amount or the REIT Shares Amount, as the Company determines in its sole and absolute discretion whereupon the Company shall acquire the Common Units offered for redemption by the Redeeming Partner and shall be treated for all purposes of this Agreement as the owner of such Common Units. If the Company shall elect to exercise its right to purchase Common Units under this Section 8.6.B with respect to a Notice of Redemption, it shall so notify the Redeeming Partner within five (5) Business Days after the receipt by it of such Notice of Redemption. Unless the Company shall exercise its right to purchase Common Units from the Redeeming Partner pursuant to this Section 8.6.B, the Company shall not have any obligation to the Redeeming Partner or the Partnership with respect to the Redeeming Partner’s exercise of the Redemption Right. In the event the Company shall exercise its right to purchase Common Units with respect to the exercise of a Redemption Right in the manner described in the first sentence of this Section 8.6.B, the Partnership shall have no obligation to pay any amount to the Redeeming Partner with respect to such Redeeming Partner’s exercise of such Redemption Right, and each of the Redeeming Partner, the Partnership, and the Company shall treat the transaction between the Company and the Redeeming Partner, for federal income tax purposes, as a sale of the Redeeming Partner’s Common Units to the Company. Each Redeeming Partner agrees to execute such documents as the Company may reasonably require in connection with the issuance of REIT Shares upon exercise of the Redemption Right.

C.    Notwithstanding the provisions of Section 8.6.A and Section 8.6.B, a Partner shall not be entitled to exercise the Redemption Right pursuant to Section 8.6.A if the delivery of REIT Shares to such Partner on the

Specified Redemption Date by the Company pursuant to Section 8.6.B (regardless of whether or not the Company would in fact exercise its rights under Section 8.6.B) would be prohibited under the Certificate of Incorporation of the Company or prohibited under applicable federal or state securities laws or regulations.

D.    If, pursuant to Section 8.6 B, the Company elects to pay the Redeeming Partner the Redemption Amount in the form of REIT Shares, the total number of REIT Shares to be paid to the Redeeming Partner in exchange for the Redeeming Partner’s Common Units shall be the applicable REIT Shares Amount. If this amount is not a whole number of REIT Shares, the Redeeming Partner shall be paid (i) that number of REIT Shares which equals the nearest whole number less than such amount plus (ii) an amount of cash which the Company determines, in its reasonable discretion, to represent the fair value of the remaining fractional REIT Share which would otherwise be payable to the Redeeming Partner.

E.    All Common Units delivered for redemption shall be delivered to the Partnership or the Company, as the case may be, free and clear of all liens, and notwithstanding anything contained herein to the contrary, neither the General Partner nor the Partnership shall be under any obligation to acquire Common Units which are or may be subject to liens. If any state or local property transfer tax is payable as a result of the transfer of Common Units to the Partnership or the General Partner pursuant to the Redemption Right, the Redeeming Partner shall assume and pay such transfer tax.

F.    In the event that the Partnership issues additional Partnership Interests pursuant to Section 4.2.A hereof, the General Partner shall make such revisions to this Section 8.6 as it determines are necessary to reflect the issuance of such additional Partnership Interests (including setting forth any restrictions on the exercise of the Redemption Right with respect to such Partnership Interests).

ARTICLE 9—BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 9.1    Records and Accounting

The General Partner shall keep or cause to be kept at the principal office of the Partnership those records and documents required to be maintained by the Act and other books and records deemed by the General Partner to be appropriate with respect to the Partnership’s business, including, without limitation, all books and records necessary to provide to the Limited Partners any information, lists and copies of documents required to be provided pursuant to Section 9.3 hereof. Any records maintained by or on behalf of the Partnership in the regular course of its business may be kept on, or be in the form of, punch cards, magnetic tape, photographs, micrographics or any other information storage device, provided that the records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained for financial reporting purposes in accordance with generally accepted accounting principles or such other basis as the General Partner determines to be necessary or appropriate. Sufficient records shall be maintained to adjust the financial reporting books to report taxable income to taxing authorities.

Section 9.2    Fiscal Year

The fiscal year of the Partnership shall be the calendar year.

Section 9.3    Reports

A.    As soon as practicable, but in no event later than the date on which the Company mails its annual report to its shareholders, the General Partner shall cause to be mailed to each Limited Partner, as of the close of the Partnership Year, an annual report containing financial statements of the Partnership, or of the Company if such statements are prepared solely on a consolidated basis with the Company, for such Partnership Year, presented in accordance with generally accepted accounting principles, such statements to be audited by a nationally recognized firm of independent public accountants selected by the General Partner.

B.    As soon as practicable, but in no event later than the date on which the Company files its quarterly reports with the Securities and Exchange Commission, the General Partner shall cause to be mailed to each Limited Partner, a report containing unaudited financial statements of the Partnership, or of the Company, if such statements are prepared solely on a consolidated basis with the Company, and such other information as may be required by applicable law or regulation, or as the General Partner determines to be appropriate.

ARTICLE 10—TAX MATTERS

Section 10.1    Preparation of Tax Returns

The General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for federal and state income tax purposes and shall use reasonable efforts to furnish, within ninety (90) days of the close of each Partnership Year, the tax information reasonably required by Limited Partners for federal and state income tax reporting purposes.

Section 10.2    Tax Elections

Except as otherwise provided herein, the General Partner shall, in its sole and absolute discretion, determine whether to make any available election pursuant to the Code. The General Partner shall have the right to seek to revoke any tax election it makes upon the General Partner’s determination, in its sole and absolute discretion, that such revocation is in the best interests of the Partners.

Section 10.3    Tax Matters Partner

A.    The General Partner shall be the “tax matters partner” of the Partnership for federal income tax purposes. Pursuant to Section 6230(e) of the Code, upon receipt of notice from the IRS of the beginning of an administrative proceeding with respect to the Partnership, the tax matters partner shall furnish the IRS with the name, address, taxpayer identification number, and profit interest of each of the Limited Partners and the Assignees; provided, however, that such information is provided to the Partnership by the Limited Partners and the Assignees.

B.    The tax matters partner is authorized, but not required:

(1)    to enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Partnership items required to be taken into account by a Partner for income tax purposes (such administrative proceedings being referred to as a “tax audit” and such judicial proceedings being referred to as “judicial review”), and in the settlement agreement the tax matters partner may expressly state that such agreement shall bind all Partners, except that such settlement agreement shall not bind any Partner (a) who (within the time prescribed pursuant to the Code and Regulations) files a statement with the IRS providing that the tax matters partner shall not have the authority to enter into a settlement agreement on behalf of such Partner; or (b) who is a “notice partner” (as defined in Section 6231(a)(8) of the Code) or a member of a “notice group” (as defined in Section 6223(b)(2) of the Code);

(2)    in the event that a notice of a final administrative adjustment at the Partnership level of any item required to be taken into account by a Partner for tax purposes (a “final adjustment”) is mailed to the tax matters partner, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Partnership’s principal place of business is located;

(3)    to intervene in any action brought by any other Partner for judicial review of a final adjustment;

(4)    to file a request for an administrative adjustment with the IRS and, if any part of such request is not allowed by the IRS, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

(5)    to enter into an agreement with the IRS to extend the period for assessing any tax which is attributable to any item required to be taken account of by a Partner for tax purposes, or an item affected by such item; and

(6)    to take any other action on behalf of the Partners or the Partnership in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law or regulations.

The taking of any action and the incurring of any expense by the tax matters partner in connection with any such proceeding, except to the extent required by law, is a matter in the sole and absolute discretion of the tax matters partner and the provisions relating to indemnification of the General Partner set forth in Section 7.7 of this Agreement shall be fully applicable to the tax matters partner in its capacity as such.

C.    The tax matters partner shall receive no compensation for its services. All third party costs and expenses incurred by the tax matters partner in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Partnership. Nothing herein shall be construed to restrict the Partnership from engaging an accounting firm to assist the tax matters partner in discharging its duties hereunder, so long as the compensation paid by the Partnership for such services is reasonable.

Section 10.4    Organizational Expenses

The Partnership shall elect to deduct expenses, if any, incurred by it in organizing the Partnership ratably over a sixty (60) month period as provided in Section 709 of the Code.

Section 10.5    Withholding

Each Limited Partner hereby authorizes the Partnership to withhold from, or pay on behalf of or with respect to, such Limited Partner any amount of federal, state, local, or foreign taxes that the General Partner determines that the Partnership is required to withhold or pay with respect to any amount distributable or allocable to such Limited Partner pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Partnership pursuant to Sections 1441, 1442, 1445, or 1446 of the Code. Any amount paid on behalf of or with respect to a Limited Partner shall constitute a loan by the Partnership to such Limited Partner, which loan shall be repaid by such Limited Partner within fifteen (15) days after notice from the General Partner that such payment must be made unless (i) the Partnership withholds such payment from a distribution which would otherwise be made to the Limited Partner or (ii) the General Partner determines, in its sole and absolute discretion, that such payment may be satisfied out of the available funds of the Partnership which would, but for such payment, be distributed to the Limited Partner. Any amounts withheld pursuant to the foregoing clauses (i) or (ii) shall be treated as having been distributed to such Limited Partner. Each Limited Partner hereby unconditionally and irrevocably grants to the Partnership a security interest in such Limited Partner’s Partnership Interest to secure such Limited Partner’s obligation to pay to the Partnership any amounts required to be paid pursuant to this Section 10.5. In the event that a Limited Partner fails to pay any amounts owed to the Partnership pursuant to this Section 10.5 when due, the General Partner may, in its sole and absolute discretion, elect to make the payment to the Partnership on behalf of such defaulting Limited Partner, and in such event shall be deemed to have loaned such amount to such defaulting Limited Partner and shall succeed to all rights and remedies of the Partnership as against such defaulting Limited Partner. Without limitation, in such event the General Partner shall have the right to receive distributions that would otherwise be distributable to such defaulting Limited Partner until such time as such loan, together with all interest thereon, has been paid in full, and any such distributions so received by the General Partner shall be treated as having been distributed to the defaulting Limited Partner and immediately paid by the defaulting Limited Partner to the General Partner in repayment of such loan. Any amounts payable by a Limited Partner hereunder shall bear interest at the lesser of (A) the base rate on corporate loans at large United States money center commercial banks, as published from time to time in The Wall Street Journal, plus four (4) percentage points, or (B) the maximum lawful rate of interest on such obligation, such interest to accrue from the date such amount is due (i.e., fifteen (15) days after demand) until such amount is paid in full. Each Limited Partner shall take such actions as the Partnership or the General Partner shall request in order to perfect or enforce the security interest created hereunder.

ARTICLE 11—TRANSFERS AND WITHDRAWALS

Section 11.1    Transfer

A.    The term “transfer,” when used in this Article 11 with respect to a Partnership Unit, shall be deemed to refer to a transaction by which the General Partner purports to assign all or any part of its General Partner Interest to another Person or by which a Limited Partner purports to assign all or any part of its Limited Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by operation of law or otherwise. The term “transfer” when used in this Article 11 does not include any redemption of Partnership Interests by the Partnership from a Limited Partner or any acquisition of Partnership Units from a Limited Partner by the Company pursuant to Section 8.6. No part of the interest of a Limited Partner shall be subject to the claims of any creditor, any spouse for alimony or support, or to legal process, and may not be voluntarily or involuntarily alienated or encumbered except as may be specifically provided for in this Agreement or consented to in writing by the General Partner.

B.    No Partnership Interest may be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 11. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article 11 shall be null and void.

Section 11.2    Transfer of the Company’s General Partner Interest and Limited Partner Interest;

Extraordinary Transactions

A.    The Company may not transfer any of its General Partner Interest or withdraw as General Partner, or transfer any of its Limited Partner Interest, or engage in an Extraordinary Transaction, except, in any such case, (i) if such Extraordinary Transaction, or such withdrawal or transfer, is pursuant to an Extraordinary Transaction that is permitted under Section 11.2.B, (ii) if Limited Partners holding a majority of the Common Units of the Limited Partners (excluding Limited Partner Units held by the Company or its Affiliates) Consent to such withdrawal or transfer or Extraordinary Transaction or (iii) if such transfer is to an entity that is wholly-owned by the Company and is a Qualified REIT Subsidiary under Section 856(i) of the Code.

B.    The General Partner is permitted to engage in the following transactions without the approval or vote of the Limited Partners:

(1)    an Extraordinary Transaction in connection with which all Limited Partners either will receive, or will have the right to elect to receive, for each Common Unit an amount of cash, securities, or other property at least as equal to the product of (x) the REIT Shares Amount multiplied by (y) the greatest amount of cash, securities or other property paid to a holder of one REIT Share in consideration of one such REIT Share pursuant to the terms of the Extraordinary Transaction during the period from and after the date on which the Extraordinary Transaction is consummated; provided that, if, in connection with the Extraordinary Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of the outstanding REIT Shares, each holder of Common Units shall receive, or shall have the right to elect to receive, the greatest amount of cash, securities, or other property which such holder would have received had it exercised its Redemption Right (as set forth in Section 8.6) and received REIT Shares in exchange for its Common Units immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer and then such Extraordinary Transaction shall have been consummated; and

(2)    an Extraordinary Transaction if: (a) immediately after such Extraordinary Transaction, substantially all of the assets directly or indirectly owned by the surviving entity, other than Common Units held by the General Partner, are owned directly or indirectly by the Partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with the Partnership (in each case, the “Surviving Partnership”); (b) the rights, preferences and privileges of the Common Unitholders in the Surviving Partnership are at least as favorable as those in effect immediately prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the Surviving Partnership (who have, in either case, the rights of a “common” equity holder); and (c) such rights of the Common Unitholders include the right to exchange their Common Unit equivalent interests in the Surviving Partnership for at least one of: (x) the consideration available to such Common Unitholders pursuant to Section 11.2.B(1) or (y) if the ultimate controlling person of the Surviving Partnership has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the relative fair market value of such securities (as determined pursuant to Section 11.2.C) and the REIT Shares.

C.    In connection with any transaction permitted by Section 11.2.B, the relative fair market values shall be reasonably determined by the General Partner as of the time of such transaction and, to the extent applicable, shall be no less favorable to the Limited Partners than the relative values reflected in the terms of such transaction.

Section 11.3    Limited Partners’ Rights to Transfer

A.    Subject to the provisions of Sections 11.3.B, 11.3.D, 11.3.E, and 11.4 or in connection with the exercise of a Redemption Right pursuant to Section 8.6, a Limited Partner (other than the Company) may not transfer, all or any portion of its Partnership Interest, or any of such Limited Partner’s economic rights as a Limited Partner without the prior written consent of the General Partner, which consent may be given or withheld in the General Partner’s sole and absolute discretion.

B.    If a Limited Partner is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Limited Partner’s estate shall have all of the rights of a Limited Partner, but not more rights than those enjoyed by other Limited Partners, for the purpose of settling or managing the estate and such power as the Incapacitated Limited Partner possessed to transfer all or any part of his or its Partnership Interest. The Incapacity of a Limited Partner, in and of itself, shall not dissolve or terminate the Partnership.

C.    Without limiting the foregoing, the General Partner may prohibit any transfer by a Limited Partner of its Partnership Units if, in the opinion of legal counsel to the Partnership, such transfer would require filing of a registration statement under the Securities Act of 1933, as amended, or would otherwise violate any federal or state securities laws or regulations applicable to the Partnership or the Partnership Units.

D.    No transfer by a Limited Partner of its Partnership Units (including a redemption or exchange pursuant to Section 8.6) may be made to any Person if (i) in the opinion of legal counsel for the Partnership, it would result in the Partnership being treated as an association taxable as a corporation; (ii) such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code; (iii) such transfer would cause the Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(c) of the Code); (iv) such transfer would, in the opinion of legal counsel for the Partnership, cause any portion of the assets of the Partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101; (v) such transfer would subject the Partnership to be regulated under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or the Employee Retirement Income Security Act of 1974, each as amended; or (vi) in the opinion of legal counsel for the Partnership, such transfer likely would cause the Company to no longer qualify as a REIT or would subject the Company to any additional taxes under Section 857 or Section 4981 of the Code.

E.    No transfer of any Partnership Units may be made to a lender to the Partnership or any Person who is related (within the meaning of Section 1.752-4(b) of the Regulations) to any lender to the Partnership whose loan constitutes a Nonrecourse Liability, without the consent of the General Partner, which consent may be given or withheld by the General Partner in its sole and absolute discretion; provided that as a condition to such consent the lender will be required to enter into an arrangement with the Partnership and the General Partner to redeem for the Cash Amount any Partnership Units in which a security interest is held by such lender simultaneously with the time at which such lender would be deemed to be a partner in the Partnership for purposes of allocating liabilities to such lender under Section 752 of the Code.

Section 11.4    Substituted Limited Partners

A.    No Limited Partner shall have the right to substitute a transferee as a Limited Partner in his place. The General Partner shall, however, have the right to consent to the admission of a transferee of the interest of a Limited Partner pursuant to this Section 11.4 as a Substituted Limited Partner, which consent may be given or withheld by the General Partner in its sole and absolute discretion. The General Partner’s failure or refusal to permit a transferee of any such interests to become a Substituted Limited Partner shall not give rise to any cause of action against the Partnership or any Partner.

B.    A transferee who has been admitted as a Substituted Limited Partner in accordance with this Article 11 shall have all the rights and powers and be subject to all the restrictions and liabilities of a Limited Partner under this Agreement. The admission of any transferee as a Substituted Limited Partner shall be conducted upon the transferee executing and delivering to the Partnership an acceptance of all the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission.

C.    Upon the admission of a Substituted Limited Partner, the General Partner shall amend Exhibit A to reflect the name, address, number of Partnership Units and Percentage Interest of such Substituted Limited Partner and to eliminate or adjust, if necessary, the name, address and interest of the predecessor of such Substituted Limited Partner.

Section 11.5    Assignees

If the General Partner, in its sole and absolute discretion, does not consent to the admission of any permitted transferee as a Substituted Limited Partner, as described in Section 11.4, such transferee shall be considered an Assignee for purposes of this Agreement. An Assignee shall be deemed to have had assigned to it, and shall be entitled to receive distributions from the Partnership and the share of Net Income, Net Losses, Recapture Income, and any other items, gain, loss deduction and credit of the Partnership attributable to the Partnership Units assigned to such transferee, but except as otherwise provided in Section 8.6.A hereof shall not be deemed to be a holder of Partnership Units for any other purpose under this Agreement, and shall not be entitled to vote such Partnership Units in any matter presented to the Limited Partners for a vote (such Partnership Units being deemed to have been voted on such matter in the same proportion as all other Partnership Units held by Limited Partners are voted). In the event any such transferee desires to make a further assignment of any such Partnership Units, such transferee shall be subject to all of the provisions of this Article 11 to the same extent and in the same manner as any Limited Partner desiring to make an assignment of Partnership Units.

Section 11.6    General Provisions

A.    No Limited Partner may withdraw from the Partnership other than as a result of a permitted transfer of all of such Limited Partner’s Partnership Units in accordance with this Article 11 or pursuant to redemption of all of its Partnership Units under Section 8.6.

B.    Any Limited Partner who shall transfer all of its Partnership Units in a transfer permitted pursuant to this Article 11 shall cease to be a Limited Partner upon the admission of all Assignees of such Partnership Units as Substitute Limited Partners. Similarly, any Limited Partner who shall transfer all of its Partnership Units pursuant to a redemption of all of its Partnership Units under Section 8.6 shall cease to be a Limited Partner.

C.    Transfers pursuant to this Article 11 may only be made on the first day of a fiscal quarter of the Partnership, unless the General Partner otherwise agrees.

D.    If any Partnership Interest is transferred or assigned during any quarterly segment of the Partnership’s fiscal year in compliance with the provisions of this Article 11 or redeemed or transferred pursuant to Section 8.6 on any day other than the first day of a Partnership Year, then Net Income, Net Losses, each item thereof and all other items attributable to such interest for such Partnership Year shall be divided and allocated between the transferor Partner and the transferee Partner by taking into account their varying interests during the Partnership

Year in accordance with Section 706(d) of the Code, using the interim closing of the books method. Solely for purposes of making such allocations, each of such items for the calendar month in which the transfer or assignment occurs shall be allocated to the transferee Partner, and none of such items for the calendar month in which a redemption occurs shall be allocated to the Redeeming Partner; provided, however, that the General Partner may adopt such other conventions relating to allocations in connection with transfers, assignments or redemptions as it determines are necessary or appropriate. All distributions of Available Cash attributable to such Partnership Unit with respect to which the Partnership Record Date is before the date of such transfer, assignment, or redemption shall be made to the transferor Partner or the Redeeming Partner, as the case may be, and in the case of a transfer or assignment other than a redemption, all distributions of Available Cash thereafter attributable to such Partnership Unit shall be made to the transferee Partner.

ARTICLE 12—ADMISSION OF PARTNERS

Section 12.1    Admission of Successor General Partner

A successor to all of the General Partner Interest pursuant to Section 11.2 hereof who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective upon such transfer. Any such transferee shall carry on the business of the Partnership without dissolution. In each case, the admission shall be subject to the successor General Partner executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission. In the case of such admission on any day other than the first day of a Partnership Year, all items attributable to the General Partner Interest for such Partnership Year shall be allocated between the transferring General Partner and such successor as provided in Section 11.6.D hereof.

Section 12.2    Admission of Additional Limited Partners

A.    After the date hereof, a Person who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.4 hereof and (ii) such other documents or instruments as may be required in the discretion of the General Partner in order to effect such Person’s admission as an Additional Limited Partner.

B.    Notwithstanding anything to the contrary in this Section 12.2, no Person shall be admitted as an Additional Limited Partner without the written consent of the General Partner, which consent may be given or withheld in the General Partner’s sole and absolute discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded on the books and records of the Partnership, following the written consent of the General Partner to such admission.

C.    If any Additional Limited Partner is admitted to the Partnership on any day other than the first day of a Partnership Year, then Net Income, Net Losses, each item thereof and all other items allocable among Partners and Assignees for such Partnership Year shall be allocated among such Additional Limited Partner and all other Partners and Assignees by taking into account their varying interests during the Partnership Year in accordance with Section 706(d) of the Code, using any convention permitted by law and selected by the General Partner. Solely for purposes of making such allocations, each such item for the calendar month in which an admission of any Additional Limited Partner occurs shall be allocated among all of the Partners and Assignees, including such Additional Limited Partner; provided, however, that the General Partner may adopt such other conventions relating to allocations to Additional Limited Partners as it determines are necessary or appropriate. All distributions of Available Cash with respect to which the Partnership Record Date is before the date of such admission shall be made solely to Partners and Assignees, other than the Additional Limited Partner, and all distributions of Available Cash thereafter shall be made to all of the Partners and Assignees, including such Additional Limited Partner.

Section 12.3    Amendment of Agreement and Certificate of Limited Partnership

For the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Act to amend the records of the Partnership and, if necessary, to prepare as soon as practical an amendment of this Agreement (including an amendment of Exhibit A) and, if required by law, shall prepare and file an amendment to the Certificate of Limited Partnership and may for this purpose exercise the power of attorney granted pursuant to Section 2.4 hereof.

ARTICLE 13—DISSOLUTION, LIQUIDATION AND TERMINATION

Section 13.1    Dissolution

A.    The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the withdrawal of the General Partner, any successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and its affairs shall be wound up, only upon the first to occur of any of the following (each, a “Liquidating Event”):

(1)    the expiration of its term as provided in Section 2.5 hereof;

(2)    an event of withdrawal of the General Partner, as defined in the Act (other than an event of bankruptcy), unless, within ninety (90) days after such event of withdrawal a “majority in interest” (as defined below) of the remaining Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of withdrawal, of a successor General Partner;

(3)    from and after the date of this Agreement through December 31, 2053, an election to dissolve the Partnership made by the General Partner with the Consent of Partners holding ninety percent (90%) of the outstanding Limited Partner Units (including Limited Partner Units held by the Company);

(4)    on or after January 1, 2054, an election to dissolve the Partnership made by the General Partner, in its sole and absolute discretion;

(5)    entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act;

(6)    the sale of all or substantially all of the assets and properties of the Partnership; or

(7)    a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the General Partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the General Partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless prior to the entry of such order or judgment all of the remaining Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute General Partner.

B.    As used in this Article 13, a “majority in interest” shall refer to Partners (excluding the General Partner) who hold more than fifty percent (50%) of the outstanding Percentage Interests not held by the General Partner.

Section 13.2    Winding Up

A.    Upon the occurrence of a Liquidating Event, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Partners. No Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership’s business and affairs. The General Partner, or, in the event there is no remaining General Partner, any Person elected by a majority in interest of the Limited Partners (the General Partner or such other Person being referred to herein as the “Liquidator”), shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership’s liabilities and property and the Partnership property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the General Partner, include shares of common stock in the Company) shall be applied and distributed in the following order:

(1)    First, to the payment and discharge of all of the Partnership’s debts and liabilities to creditors other than the Partners;

(2)    Second, to the payment and discharge of all of the Partnership’s debts and liabilities to the General Partner;

(3)    Third, to the payment and discharge of all of the Partnership’s debts and liabilities to the other Partners;

(4)    Fourth, to the holders of Partnership Interests that are entitled to any preference in distribution upon liquidation in accordance with the rights of any such class or series of Partnership Interests (and, within each class or series, to each holder thereof pro rata in proportion to its respective Percentage Interests in such class); and

(5)    The balance, if any, to the General Partner and Limited Partners in accordance with their Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods.

The General Partner shall not receive any additional compensation for any services performed pursuant to this Article 13.

B.     Notwithstanding the provisions of Section 13.2.A hereof which require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the Partnership’s assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (including to those Partners as creditors) and/or distribute to the Partners, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.2.A hereof, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

C.    In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the General Partner and Limited Partners pursuant to this Article 13 may be:

(1)    distributed to a trust established for the benefit of the General Partner and Limited Partners for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership, and paying any contingent or unforeseen liabilities or obligations of the Partnership or the General Partner arising out of or in connection with the Partnership. The assets of any such trust shall be distributed to the General Partner and Limited Partners from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the General Partner and Limited Partners pursuant to this Agreement; or

(2)    withheld or escrowed to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership, provided that such withheld or escrowed amounts shall be distributed to the General Partner and Limited Partners in the manner and order of priority set forth in Section 13.2.A as soon as practicable.

Section 13.3    Compliance with Timing Requirements of Regulations

In the event the Partnership is “liquidated” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article 13 to the General Partner and Limited Partners who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2).

If at such time as the Partnership (or the General Partner’s interest therein) is “liquidated” within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g), the General Partner has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years or portions thereof), including the year during which such liquidation occurs, the General Partner shall contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero in compliance with Treasury Regulations Section 1.704-1(b)(2)(ii)(b)(3). If at such time as the Partnership (or any Limited Partner’s interest therein) is “liquidated” within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) any Limited Partner has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years or portions thereof, including the year during which such liquidation occurs), no such Limited Partner shall have any obligation to make any contribution to the capital of the Partnership with respect to such deficit and such deficit shall not be considered a debt owned to the Partnership or to any other Person for any purposes whatsoever, except to the extent otherwise agreed to by such Partner and the General Partner.

Section 13.4    Deemed Termination

Notwithstanding any other provision of this Article 13, in the event the Partnership is considered “liquidated” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), but no Liquidating Event has occurred, the Partnership’s property shall not be liquidated, the Partnership’s liabilities shall not be paid or discharged, and the Partnership’s affairs shall not be wound up. Instead, for federal income tax purposes and for purposes of maintaining Capital Accounts pursuant to Exhibit B hereto, the Partnership shall be deemed to have (i) contributed the Partnership property in kind to a new partnership (the “New Partnership”), which shall be deemed to have assumed and taken such property subject to all Partnership liabilities in exchange for all of the interests in such New Partnership and (ii) distributed such interests to the Partners pursuant to the provisions of this Agreement in liquidation of the Partnership, subsequent to which the New Partnership shall be referred to as the Partnership for all purposes of this Agreement.

Section 13.5    Rights of Limited Partners

Except as otherwise provided in this Agreement, each Limited Partner shall look solely to the assets of the Partnership for the return of its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Partnership. Except as otherwise provided in this Agreement, no Limited Partner shall have priority over any other Partner as to the return of its Capital Contributions, distributions, or allocations.

Section 13.6    Notice of Dissolution

In the event a Liquidating Event occurs or an event occurs that would, but for the provisions of an election or objection by one or more Partners pursuant to Section 13.1, result in a dissolution of the Partnership, the General Partner shall, within thirty (30) days thereafter, provide written notice thereof to each of the Partners.

Section 13.7    Termination of Partnership and Cancellation of Certificate of Limited Partnership

Upon the completion of the liquidation of the Partnership’s assets, as provided in Section 13.2 hereof, the Partnership shall be terminated, a certificate of cancellation shall be filed, and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 13.8    Reasonable Time for Winding-Up

A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Partnership and the liquidation of its assets pursuant to Section 13.2 hereof, in order to minimize any losses otherwise attendant upon such winding-up, and the provisions of this Agreement shall remain in effect between the Partners during the period of liquidation.

Section 13.9    Waiver of Partition

Each Partner hereby waives any right to partition of the Partnership property.

Section 13.10    Liability of Liquidator

Any Liquidator shall be indemnified and held harmless by the Partnership in the same manner and to the same degree as an Indemnitee may be indemnified pursuant to Section 7.7 hereof.

ARTICLE 14—AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS

Section 14.1    Amendments

A.    Amendments to this Agreement may only be proposed by the General Partner. Following such proposal, the General Partner shall submit any proposed amendment to the Limited Partners. The General Partner shall seek the written consent of the Partners on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. For purposes of obtaining a written consent, the General Partner may require a response within a reasonable specified time, but not less than fifteen (15) days, and failure to respond in such time period shall constitute a vote which is consistent with the General Partner’s recommendation with respect to the proposal. Except as provided in Section 13.1.C(3), 14.1.B, 14.1.C or 14.1.D, a proposed amendment shall be adopted and be effective as an amendment hereto if it is approved by the General Partner and it receives the Consent of Limited Partners holding a majority of the Common Units held by Limited Partners (including Limited Partner Units held by the Company or its Affiliates); provided that an action shall become effective at such time as the requisite consents are received by the General Partner even if prior to such specified time.

B.    Notwithstanding Section 14.1.A, the General Partner shall have the power, without the consent of the Limited Partners, to amend this Agreement as may be required to facilitate or implement any of the following purposes:

(1) to add to the obligations of the General Partner or surrender any right or power granted to the General Partner or any Affiliate of the General Partner for the benefit of the Limited Partners;

(2) to reflect the admission, substitution, termination, or withdrawal of Partners in accordance with this Agreement (which may be effected through the replacement of Exhibit A with an amended Exhibit A);

(3) to set forth and reflect in the Agreement the designations, rights, powers, duties, and preferences of the holders of any additional Partnership Interests issued pursuant to Section 4.2.A hereof;

(4) to reflect a change that is of an inconsequential nature and does not adversely affect the Limited Partners in any material respect, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under this Agreement that will not be inconsistent with law or with the provisions of this Agreement; and

(5) to satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law.

The General Partner shall provide written notice to the Limited Partners when any action under this Section 14.1.B is taken in the next regular communication to the Limited Partners.

C.    Notwithstanding Section 14.1.A and 14.1.B hereof, this Agreement shall not be amended without the Consent of each Partner adversely affected if such amendment would (i) convert a Limited Partner’s interest in the Partnership into a General Partner Interest; (ii) modify the limited liability of a Limited Partner in a manner adverse to such Limited Partner; (iii) alter rights of the Partner (except in connection with the issuance of additional Partnership Interests and the relative rights, powers and duties incident thereto) to receive distributions pursuant to Article 5 or Article 13 or the allocations specified in Article 6 (except as permitted pursuant to Section 4.2 and Section 14.1.B(3) hereof); (iv) alter or modify the Redemption Right and REIT Shares Amount as set forth in Sections 8.6 and 11.2.B, and the related definitions, in a manner adverse to such Partner; (v) cause the termination of the Partnership prior to the time set forth in Sections 2.5 or 13.1 or (vi) amend this Section 14.1.C. Further, no amendment may alter the restrictions on the General Partner’s authority set forth in Section 7.3.B without the Consent specified in that section.

D.    Notwithstanding Section 14.1.A or Section 14.1.B hereof, the General Partner shall not (except in connection with amendments made to reflect the issuance of additional Partnership Interests and the relative rights, powers and duties incident thereto) amend Sections 4.2.A, 7.5, 7.6, 11.2 or 14.2 without the Consent of Limited Partners holding a majority of the Common Units held by Limited Partners, excluding Limited Partner Units held by the Company or its Affiliates.

Section 14.2    Meetings of the Partners

A.    Meetings of the Partners may only be called by the General Partner. The request shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Partners not less than seven (7) days nor more than thirty (30) days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Whenever the vote or Consent of the Partners is permitted or required under this Agreement, such vote or Consent may be given at a meeting of the Partners or may be given in accordance with the procedure prescribed in Section 14.1.A hereof. Except as otherwise expressly provided in this Agreement, the Consent of holders of a majority of the Common Units held by Limited Partners (including Limited Partnership Common Units held by the Company) shall control.

B.    Any action required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a written consent setting forth the action so taken is signed by a majority of the Common Units of the Partners (or such other percentage as is expressly required by this Agreement). Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of a majority of the Common Units of the Partners (or such other percentage as is expressly required by this Agreement). Such consent shall be filed with the General Partner. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified.

C.    Each Limited Partner may authorize any Person or Persons to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or his attorney-in-fact. A proxy may be granted in writing, by means of electronic transmission or as otherwise permitted by applicable law. No proxy shall be valid after the expiration of twelve (12) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Limited Partner executing it, such revocation to be effective upon the Partnership’s receipt of written notice of such revocation from the Limited Partner executing such proxy.

D.    Each meeting of the Partners shall be conducted by the General Partner or such other Person as the General Partner may appoint pursuant to such rules for the conduct of the meeting as the General Partner or such other Person deems appropriate. Without limitation, meetings of Partners may be conducted in the same manner as meetings of the shareholders of the Company and may be held at the same time, and as part of, meetings of the shareholders of the Company.

ARTICLE 15—ARBITRATION OF DISPUTES

Notwithstanding anything to the contrary contained in this Agreement, all claims, disputes and controversies between the parties hereto (including, without limitation, any claims, disputes and controversies between the Partnership and any one or more of the Partners and any claims, disputes and controversies among any two or more Partners ) arising out of or in connection with this Agreement or the Partnership created hereby, relating to the validity, construction, performance, breach, enforcement or termination thereof, or otherwise arising out of or relating to this Agreement, the management of the Partnership, or the acts or omissions of the General Partner that are not resolved by mutual agreement shall be resolved solely and exclusively by binding arbitration to be conducted before JAMS, Inc. in San Francisco, California, before a single arbitrator (the “Arbitrator”).

The parties covenant and agree that the arbitration shall commence within ninety (90) days of the date on which a written demand for arbitration is filed by any party hereto (the “Filing Date”). The Arbitrator’s decision and award shall be made and delivered within one hundred and eighty (180) days of the Filing Date. The Arbitrator’s decision shall be binding and conclusive on all parties. The parties understand and agree that the Arbitrator shall not have power to award damages in excess of actual compensatory damages and the Arbitrator shall not multiply actual damages or award punitive damages or any other damages that are specifically excluded under this Agreement, each party hereby irrevocably waiving any claim to such damages.

Each of the parties hereto irrevocably and unconditionally consents to the exclusive jurisdiction of JAMS, Inc. to all matters within the scope of this Article 15 and that they will participate in the arbitration in good faith. The parties hereto further consent to the jurisdiction of the courts of the State of Delaware for the purposes of enforcing the arbitration provisions of this Article 15. Each party further irrevocably waives any objection to proceeding before JAMS, Inc. based upon lack of personal jurisdiction or to the laying of venue and further irrevocably and unconditionally waives and agrees not to make a claim in any court that arbitration before JAMS, Inc. has been brought in an inconvenient forum. Each of the parties hereto hereby consents to service of process by registered mail at the address to which notices are to be given. Each of the parties hereto agrees that its submission to jurisdiction and its consent to service of process by mail is made for the express benefit of the other parties hereto. The provisions of this Article 15 shall survive the dissolution of the Partnership. Nothing contained herein shall be deemed to give the Arbitrator any authority, power, or right to alter, change, amend, modify, add to, or subtract from any of the provisions of this Agreement.

ARTICLE 16—GENERAL PROVISIONS

Section 16.1    Addresses and Notice

Any notice, demand, request or report required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by certified first class United States mail, return receipt requested, nationally recognized overnight delivery service or facsimile transmission (with receipt confirmed) to the Partner or Assignee at the address set forth on Exhibit A or such other address of which the Partner shall notify the General Partner in writing.

Section 16.2    Titles and Captions

All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to “Articles” and “Sections” are to Articles and Sections of this Agreement.

Section 16.3    Pronouns and Plurals

Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 16.4    Further Action

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.5    Binding Effect

Subject to the terms set forth herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.6    Creditors

Other than as expressly set forth herein with respect to the Indemnitiees, none of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.7    Waiver

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

Section 16.8    Counterparts

This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all of the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto.

Section 16.9    Applicable Law

This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.10    Invalidity of Provisions

If any provision of this Agreement shall to any extent be held void or unenforceable (as to duration, scope, activity, subject or otherwise) by a court of competent jurisdiction, such provision shall be deemed to be modified so as to constitute a provision conforming as nearly as possible to the original provision while still remaining valid and enforceable. In such event, the remainder of this Agreement (or the application of such provision to persons or circumstances other than those in respect of which it is deemed to be void or unenforceable) shall not be affected thereby. Each other provision of this Agreement, unless specifically conditioned upon the voided aspect of such provision, shall remain valid and enforceable to the fullest extent permitted by law; any other provisions of this Agreement that are specifically conditioned on the voided aspect of such invalid provision shall also be deemed to be modified so as to constitute a provision conforming as nearly as possible to the original provision while still remaining valid and enforceable to the fullest extent permitted by law.

Section 16.11    No Rights as Shareholders

Nothing contained in this Agreement shall be construed as conferring upon the holders of Partnership Units any rights whatsoever as shareholders of the Company, including without limitation, any right to receive dividends or other distributions made to shareholders or to vote or consent or to receive notice as shareholders in respect of any meeting of shareholders for the election of directors of the Company or any other matter.

Section 16.12    Confidentiality

Notwithstanding anything herein or any other express or implied agreement, arrangement or understanding to the contrary, the parties acknowledge and agree that (i) any obligations of confidentiality contained herein and therein do not apply and have not applied from the commencement of discussions between the General Partner, the Partnership and the Limited Partners to the tax treatment and tax structure of the transactions contemplated by this Agreement (and any related transactions or agreements) and (ii) each party to this Agreement (and each of its employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. This authorization to disclose the tax treatment and tax structure is limited to the extent that confidentiality is required to comply with any applicable securities laws.

Section 16.13    Entire Agreement

This Agreement contains the entire understanding and agreement among the Partners with respect to the subject matter hereof and supersedes the Prior Agreement, any other prior written or oral understandings or agreements among them with respect thereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Agreement of Limited Partnership as of the date first written above.

GENERAL PARTNER:

CATELLUS DEVELOPMENT CORPORATION

By:
Name: Title:

LIMITED PARTNER:

CATELLUS REIT, LLC

By:
Name: Title:

FORM OF LIMITED PARTNER SIGNATURE PAGE

FOR PARTNERS ADMITTED AFTER [DATE OF EXECUTION]

The undersigned, desiring to become one of the within named Limited Partners of Catellus Operating Limited Partnership, hereby becomes a party to the Amended and Restated Agreement of Limited Partnership of Catellus Operating Limited Partnership by and among Catellus Development Corporation and such Limited Partners, dated as of                          , 2003 as amended. The undersigned agrees that this signature page may be attached to any counterpart of said Agreement of Limited Partnership.

Signature Line for Limited Partner:	[Name]

By:
Name: Title: Date:

Address of Limited Partner:

ANNEX D

28 February 2003

Board of Directors

Catellus Development Corporation

201 Mission Street, 2nd Floor

San Francisco, California 94105

Members of the Board:

We understand that Catellus Development Corporation (the “Company”) will be implementing a plan to convert to and be taxed as a Real Estate Investment Trust (a “REIT”) in accordance with Sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the “REIT Rules”). In connection with the implementation of Company’s plan to elect REIT status, the Company will engage in certain corporate restructuring transactions which, if consummated, will conclude with the Company notifying the Internal Revenue Service of its decision to operate and be treated as a REIT for federal income tax purposes (such transactions collectively, the “REIT Conversion”), as described to us by the management of the Company and in the Company’s Board of Directors presentation dated December 10, 2002, and as will be further disclosed in the Company’s Proxy Statement to be distributed to the Company’s shareholders (the “Proxy Statement”), a draft of which was reviewed by us dated December 20, 2002, and the Company’s investor presentation (the “Investor Presentation”), a draft of which was reviewed by us dated February 25, 2003. The REIT Conversion will include, among other things, the merger of the Company with and into Catellus Operating Partnership (the “Catellus Operating Partnership”), pursuant to a merger agreement (the “Merger Agreement”). Catellus Operating Partnership will be controlled by Catellus SubCo, Inc. (“Catellus REIT”), a wholly-owned subsidiary of the Company to be formed for the purposes of effectuating the REIT conversion. Following the merger, Catellus REIT will be renamed “Catellus Development Corporation” and will hold all of the assets currently held by the Company and continue to operate all of the existing businesses of the Company through the Catellus Operating Partnership and pursuant to the Merger Agreement, the holders of shares of common stock of the Company will receive one share of Catellus REIT common stock for each share of the Company’s common stock that they own. Pursuant to the Proxy Statement, holders of the Company’s common stock will be asked to approve, among other things, the Merger Agreement and by doing so they will indirectly approve the Certificate of Incorporation and Bylaws of Catellus REIT relating to the REIT Conversion.

You have asked for our opinion as to whether the REIT Conversion, if consummated, in the aggregate, is fair from a financial point of view to holders of shares of the Company’s common stock.

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of the Company and certain of its subsidiaries;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)	analyzed certain internal financial forecasts prepared by the management of the Company;

(iv)	reviewed information relating to certain strategic financial and operational benefits anticipated from the REIT Conversion;

(v)	discussed the past and current operations and financial condition and the prospects of the Company and certain of its subsidiaries, including information relating to certain strategic, financial and operational benefits anticipated from the REIT Conversion, with senior executives of the Company;

(vi)	reviewed the pro forma impact of the REIT Conversion on the Company’s earnings, cash flow, consolidated capitalization and financial ratios;

(vii)	reviewed the reported prices and trading activity for the Company common stock;

(viii)	discussed with management of the Company the rationale for and anticipated benefits of implementing the REIT Conversion;

(ix)	compared the financial performance of the Company and the historical market prices and trading activity of the Company’s common stock with that of certain other publicly-traded companies that we deemed relevant or comparable with the Company, both currently and pro forma (after giving effect to the REIT Conversion), and their securities;

(x)	reviewed and discussed with management of the Company the proposed earnings and profits distribution and the proposed dividend policy of the Company;

(xi)	participated in discussions among representatives of the Company and its financial, tax and legal advisors;

(xii)	reviewed information provided by the Company concerning certain tax attributes and tax matters relating to the REIT Conversion;

(xiii)	discussed with management of the Company the proposed division of the assets of the Company between the REIT and those of its subsidiaries that the Company plans to elect to be taxable REIT subsidiaries;

(xiv)	reviewed the Board of Directors presentation dated December 10, 2002, the draft Board of Directors resolution for REIT Conversion dated February 18, 2003, the draft Investor Presentation dated February 25, 2003, the draft Proxy Statement dated December 20, 2002, and certain related documents;

(xv)	reviewed such other corporate, industry and financial market information as we have deemed appropriate; and

(xvi)	considered such other factors and performed such other analyses as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the internal financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the REIT Conversion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the REIT Conversion will be implemented as contemplated and described to us by the management of the Company, and in the Board of Directors presentation reviewed by Morgan Stanley dated December 10, 2002, and as will be further disclosed in the Company’s Proxy Statement, a draft of which was reviewed by us dated December 20, 2002, and the Company’s Investor Presentation, a draft of which was reviewed by us dated February 25, 2003, under the circumstances and with the effects described to us, and that all conditions precedent will be satisfied or waived. We have assumed that the REIT Conversion will take place in a manner that will permit the Company to qualify as a REIT under the REIT Rules and that the Company, after the REIT Conversion, will operate in accordance with the REIT Rules. We have also assumed that all material federal, state, local and other approvals and consents required in connection with the REIT Conversion will be obtained and that in connection with obtaining any necessary federal, state, local and other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on the Company. Furthermore, we are not experts in accounting, legal or tax matters and make no representations nor do we opine upon the advice to be rendered by the Company’s accountants, legal counsel or tax advisors with respect to the REIT Conversion.

We have not been furnished with any third party independent valuations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have also assumed that upon consummation of the REIT Conversion, the Company will qualify for treatment as a REIT under the REIT Rules no later than the full year beginning January 1, 2004.

We have acted as financial advisor to the Board of Directors of the Company in connection with the REIT Conversion and will receive a fee for our services, including an opinion fee that will be paid upon the date hereof and a transaction fee, contingent upon the Company’s election to be taxed as a REIT, that will be paid in part upon the announcement of the REIT Conversion with the remaining portion payable in installments. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In the ordinary course of business, Morgan Stanley may from time to time trade in the debt and equity securities or senior loans of the Company.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of our written opinion may be included in its entirety, if required, in any filing that the Company is required to file with the Securities and Exchange Commission in connection with the REIT Conversion.

In addition, this opinion does not in any manner address the prices at which the Company’s common stock will trade following the consummation of the REIT Conversion, and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Company should vote at the stockholders’ meetings held in connection with the REIT Conversion. Furthermore, our opinion does not address the relative merits of the underlying decision by the Company to implement the REIT Conversion compared to other business strategies being considered by, or available to, the Company’s Board of Directors, nor does it address the Board’s decision to proceed with the adoption of the REIT Conversion.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the REIT Conversion, if consummated, in the aggregate, is fair from a financial point of view to the holders of the Company’s common stock.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ DEVIN I. MURPHY
Devin I. Murphy Managing Director

ANNEX E

CATELLUS DEVELOPMENT CORPORATION

AUDIT COMMITTEE CHARTER

April 30, 2003

1.	PURPOSE

The purposes of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Catellus Development Corporation (the “Company”) are to assist the Board with the oversight of (a) the integrity of the Company’s financial statements, (b) compliance with legal and regulatory requirements, (c) the qualifications and independence of the independent auditor, (d) the performance of the Company’s internal audit function and independent auditors, and (e) such other matters as directed by the Board.

2.	RESPONSIBILITIES

2.1	Engagement and Oversight of the Relationships with the Independent Auditor

The Committee shall:

a)	Have the sole authority to hire, retain, evaluate, and, where appropriate, terminate and replace the independent auditor.

b)	Have the sole authority to approve all audit engagement fees and terms.

c)	Pre-approve, or establish policies or procedures regarding pre-approval, of all non-audit services to be provided by the independent auditor, to the extent permissible under applicable laws and regulations and provided such services are compatible with maintaining the independent auditor’s independence.

d)	Obtain and review annually a report by the independent auditor describing: (a) the independent auditor’s quality-control procedures; (b) any material issues raised by the most recent internal quality-control review or peer review of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; (c) all relationships between the independent auditor and the company, including an assessment of whether any non-audit services provided complies with applicable laws and regulations and is compatible with maintaining the auditor’s independence; and (e) procedures adopted to ensure audit partner rotation and “conflicts of interest” practices (with respect to the audit of the Company’s financial statements), as well as the content and timeliness of communications to the Committee, comply with applicable laws and regulations.

e)	Evaluate the qualifications, performance and independence of the independent auditor and lead partner of the independent auditor, taking into account the opinions of management and the personnel responsible for the internal audit function; and consider whether it is appropriate to rotate the lead audit partner to assure auditor independence. The Audit Committee shall present its conclusions with respect to the independent auditor to the full Board.

f)	Review with the independent auditor the scope, planning and staffing of the audit.

g)	Set policies for the hiring of employees or former employees of the independent auditor.

2.2	Oversight of Financial Reporting Matters—Quarterly

The Committee shall quarterly:

a)	Review with management and the independent auditor:

1)	major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles;

2)	any major issues as to adequacy of the Company’s internal controls and any special audit steps adopted in light of any material control deficiencies;

3)	the development, selection and disclosure of critical accounting policies;

4)	analyses prepared by management and or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements;

5)	the effect of regulatory and accounting initiatives as well as any off-balance sheet structures;

6)	any correspondence with regulators or governmental agencies or employee complaints relating to matters that may materially impact the Company’s financial statements; and

7)	the Company’s quarterly financial statements, including disclosures made in the management’s discussion and analysis, prior to the filing of the Form 10-Q.

b)	Discuss with management the types of information contained in and the manner of presentation of (i) the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, and (ii) financial information and earnings guidance provided to analysts and rating agencies.

c)	Discuss with the independent auditor the scope and quality of the internal accounting and financial reporting controls in effect.

2.3	Oversight of Financial Reporting Matters—Annual

The Committee shall annually:

a)	Review with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the board whether the audited financial statements should be included in the Company’s Annual Report on Form 10-K.

b)	Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. In particular, the discussion shall include:

1)	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, the personnel responsible for the internal audit function or management.

2)	the management letter provided by the independent auditor and the Company’s response to that letter.

3)	the degree of cooperation of management and any difficulties encountered in the course of the audit work and management’s response, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

4)	any accounting adjustments noted or proposed by the independent auditor.

2.4	Internal Controls and Risk Assessment

The Committee shall:

a)	At least annually, review with management and the independent auditor the adequacy of the Company’s general policies and procedures regarding internal accounting and financial reporting controls and any material issues raised by the most recent internal quality-control review.

b)	Review and discuss with management and the independent auditor, management’s disclosure to the Committee of any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and any material weaknesses in internal controls.

c)	Discuss with management and the independent auditor any fraud disclosed to the Committee, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

d)	Review the Company’s guidelines and policies with respect to risk assessment and management, as well as the Company’s major financial risk exposures and steps management has taken to monitor and control such exposures.

2.5	Compliance with Legal and Regulatory Requirements

a)	Review annually the effectiveness of the Company’s system for monitoring compliance with laws and regulations and the results of management’s investigation of any alleged fraudulent acts or accounting irregularities.

b)	Review and approve the report required by the Securities and Exchange Commission to be included in the Company’s annual proxy statement.

2.6	Internal Audit

The Committee shall review the responsibilities, budget and staffing of the Company’s internal audit function (which may be performed by employees or outsourced). The Committee shall monitor and review the sufficiency of the Company’s internal audit function through quarterly meetings with the personnel responsible for the internal audit function.

2.7	Complaint Procedures regarding Accounting Matters

The Committee shall review procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters. Such procedures shall also provide for the confidential and anonymous submission by the Company’s employees of concerns regarding any questionable accounting or auditing matters.

2.8	Annual Review of Audit Committee Charter

The Committee shall reassess the adequacy of this Audit Committee Charter on an annual basis and recommend any proposed changes to the Board for approval.

2.9	Annual Performance Evaluation

As part of the Board’s annual self-evaluation process, the Committee shall conduct an evaluation of its performance.

3.	COMPOSITION

The Committee shall consist of three or more Directors, each of whom shall satisfy the applicable independence requirements under the New York Stock Exchange, Securities and Exchange Commission, and any other applicable rules or regulations (the “Independent Directors”).

Committee members shall be elected annually by the Board at the first meeting of the Board following the annual stockholders meeting. The Board shall elect one of the Committee members as the Committee Chair. The elections shall be upon the recommendation of the Corporate Governance Committee. The Board may remove a member of the Committee by a majority vote of the Independent Directors. Members shall not simultaneously serve on the audit committees of more than two other public companies.

4.	MEETINGS

The Committee will meet as necessary and at least quarterly. The Committee will meet in executive session, without management present, as appropriate.

A majority of the members of the Committee shall constitute a quorum. A majority of the members present shall decide any matter brought before the Committee.

Unless the Board or Committee adopts other procedures, the provisions of the Company’s Bylaws pertaining to meetings of the Board shall govern the conduct of meetings of the Committee. The Committee may also invite, or meet separately with, Company officers, personnel responsible for the internal audit function, the independent auditor or such other persons that the Committee deems appropriate to carry out its responsibilities.

5.	COMMITTEE RESOURCES AND ACCESS TO INDEPENDENT ADVICE

The Committee shall have the authority to retain independent professionals, outside counsel, and any other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and retention terms, and the Company shall make available resources necessary for the Committee to carry out its duties.

Company counsel (both in-house and outside) will be responsible to provide the Committee with regularly updated advice covering the overall legal and regulatory responsibilities of the Committee and the Company, as well as any materials and analyses requested by the Committee of specific issues presented by or to the Committee.

6.	COMMUNICATION WITH OTHERS

The Committee will maintain full, open, and candid communications with the Chairman of the Board, the Lead Independent Director, and the other Directors. The Committee is responsible for ensuring that the Board and the Chief Executive Officer are fully informed of the key issues and decisions within its jurisdiction and that the Committee understands and incorporates into its decision-making the perspectives and concerns of the Board, stockholders, and the Chief Executive Officer. The Committee will report regularly to the full Board.

7.	STATEMENT OF POLICY

While the Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. These are the duties of management and the independent auditor. Nor is it the duty of the Committee to conduct investigations or to assure compliance with laws and regulations and the Company’s compliance program.

ANNEX F

CATELLUS DEVELOPMENT CORPORATION

2000 PERFORMANCE AWARD PLAN

(Restated to Incorporate Amendments through April 30, 2003)

F-i

CATELLUS DEVELOPMENT CORPORATION  2000 PERFORMANCE AWARD PLAN

SECTION	1. Purpose.

The purpose of this Plan is to benefit the Corporation’s stockholders by encouraging high levels of performance by individuals who contribute to the success of the Corporation and its Subsidiaries and to enable the Corporation and its Subsidiaries to attract, motivate, retain and reward talented and experienced individuals and to enable the Corporation to attract, motivate and retain experienced and knowledgeable independent directors.

SECTION	2. Definitions; Rules of Construction.

(a)    Defined Terms.  The terms defined in this Section shall have the following meanings for purposes of this Plan:

“Award” means an award granted pursuant to Section 4, Section 9 or Section 10.

“Award Agreement” means an agreement described in Section 6, Section 9 or Section 10 entered into between the Corporation and a Participant, setting forth the terms and conditions of an Award granted to a Participant.

“Beneficiary” means a person or persons (including a trust or trusts) validly designated by a Participant or, in the absence of a valid designation, entitled by will or the laws of descent and distribution, to receive the benefits specified in the Award Agreement and under this Plan in the event of a Participant’s death.

“Board of Directors” or “Board” means the Board of Directors of the Corporation.

“Business Combination” is defined in Section 7(c)(3).

“Cash-Based Awards” means Awards, as described in Section 4(a)(5), that, if paid, must be paid in cash and that are neither denominated in nor have a value derived from the value of, nor an exercise or conversion privilege at a price related to, shares of Stock.

“Change of Control” is defined in Section 7(c).

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Committee” means the Compensation and Benefits Committee or the Special Committee, unless the context requires otherwise.

“Compensation and Benefits Committee” means the Compensation and Benefits Committee of the Board, whose members are appointed by the Board from time to time. All of the members of the Compensation and Benefits Committee, which may not be less than two, are intended at all times to qualify as “outside directors” within the meaning of Section 162(m) of the Code, and as “non-employee directors” within the meaning of Rule 16b-3; provided, however, that the failure of a member of such committee to so qualify shall not be deemed to invalidate any Award granted by such committee. Although the Compensation and Benefits Committee has the authority under the Plan to make grants of Awards to any Participant, it is anticipated that the Compensation and Benefits Committee will make grants of Awards only to those Participants who are subject to Section 16 of the Exchange Act or Section 162(m) of the Code and the rules promulgated thereunder.

“Corporation” means Catellus Development Corporation.

“Deferral Plan” means the Corporation’s Non-Employee Directors Deferred Stock Compensation Plan, which has been terminated.

“Director Stock Unit” means a non-voting unit of measurement that is deemed for bookkeeping purposes to be equivalent to one outstanding share of Common Stock of the Corporation (subject to adjustment) solely for purposes of this Plan.

“Director Stock Unit Account” means the bookkeeping account established under Section 10 and maintained by the Corporation on behalf of each Participant and credited with Director Stock Units in accordance with Section 10.

“Director Stock Unit Award” means a deferred payment award payable in Common Stock based on Director Stock Units credited to a Director Stock Unit Account under Section 10.

“Distribution Subaccounts” is defined in Appendix A, Section 3(a).

“Dividend Equivalent” means the right to receive the equivalent value (in cash or common stock) of dividends paid on Stock.

“EBDDT” means earnings before depreciation and deferred taxes.

“Employee” means any employee (whether or not also a director) of the Corporation or any of its Subsidiaries, but excludes any part-time employee (defined for these purposes as a person regularly working fewer than 30 hours per week) or a temporary employee, and (in the case of an Incentive Stock Option) an Employee of any Subsidiary that is not a “subsidiary corporation” of the Corporation as defined in Code Section 424(f).

“EPS” means earnings per common share on a fully diluted basis determined by dividing (i) net earnings, less dividends on preferred stock of the Corporation by (ii) the weighted average number of common shares and common share equivalents outstanding.

“Estimated EBDDT” means, with respect to a given year, the estimated EBDDT used for the following year’s annual operating plan, as approved by the Board.

“EVA” means economic value added, which is EBDDT minus the cost of capital. EVA shall be computed by multiplying the difference between the rate of return on capital and the cost of capital by the economic book value of the capital committed to the business, as determined by the Committee at the time an Award is granted.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Executive Officer” means executive officer as defined in Rule 3b-7 under the Exchange Act, provided that, if the Board has designated the executive officers of the Corporation for purposes of reporting under the Exchange Act, the designation shall be conclusive for purposes of this Plan.

“Fair Market Value” means the closing price of the relevant security for the applicable date as reported on the composite tape of New York Stock Exchange issues (or, if the security is not so listed, the principal national stock exchange on which the security is then listed or, if the security is not listed on any national stock exchange, such other reporting system as shall be selected by the Committee). The Committee shall determine the Fair Market Value of any security that is not publicly traded using criteria as it shall determine, in its sole discretion, to be appropriate for the valuation.

“For Cause” means (i) the continued failure by the Participant to substantially perform his or her duties with the Corporation or a Subsidiary (other than any such failure resulting from his or her incapacity due to physical or mental illness), or (ii) conduct by the Participant which is materially injurious to the Corporation or a Subsidiary, monetarily or otherwise, in either case as determined by the Committee.

“Incentive Stock Option” is defined in Section 4(a)(2).

“Incumbent Board” is defined in Section 7(c)(2).

“Insider” means any person who is subject to Section 16(b) of the Exchange Act.

“Meeting Fees” is defined in Appendix A, Section 3(a).

“Net Cash Flow” means cash and cash equivalents derived from either (i) net cash flow from operations or (ii) net cash flow from operations, financings, and investing activities, as determined by the Committee at the time an Award is granted.

“Non-Employee Director” means a member of the Board of Directors of the Corporation who is not also an Employee.

“Nonqualified Stock Option” is defined in Section 4(a)(1).

“Officer” means any officer (whether or not also an employee) of the Corporation or any of its Subsidiaries, but excludes, in the case of an Incentive Stock Option, an Officer of any Subsidiary that is not a “subsidiary corporation” of the Corporation as defined in Code Section 424(f).

“Option” means a Nonqualified Stock Option or an Incentive Stock Option, as described in Section 4(a)(1) or (2).

“Participant” means any Employee, any Officer or any Non-Employee Director who is granted an Award pursuant to this Plan that remains outstanding.

“Performance-Based Awards” is defined in Section 4(b).

“Performance Goal” means EBDDT, Estimated EBDDT, EPS, EVA, ROE, Net Cash Flow, Total Stockholder Return, any individual quantity that is used to determine any of the foregoing, receipt of entitlements or natural resource permits, completion or closing of transactions, construction or inventory activity, bringing assets to market, hiring targets, resolution of administrative or judicial proceedings or disputes, and new clients, customers, or relationships; and “Performance Goals” means any combination thereof.

“QDRO” means a qualified domestic relations order as defined in Section 414(p) of the Code or Title I, Section 206(d)(3) of the Employee Retirement Income Security Act of 1974, as amended from time to time (to the same extent as if this Plan was subject thereto), or the applicable rules thereunder.

“Qualifying Option” is defined in Section 4(b).

“Qualifying Stock Appreciation Right” is defined in Section 4(b).

“Retainer” means the annual retainer payable by the Corporation to a Non-Employee Director.

“ROE” means consolidated net income of the Corporation (less preferred dividends) divided by the average consolidated common stockholders equity.

“Rule 16b-3” means Rule 16b-3 under Section 16 of the Exchange Act, as amended from time to time.

“Share-Based Awards” means Awards, as described in Sections 4(a)(1) through (4), that are payable or denominated in or have a value derived from the value of, or an exercise or conversion privilege at a price related to, shares of Stock and Awards under Section 10.

“Share Units” means the number of units under a Share-Based Award that is payable solely in cash or is actually paid in cash, determined by reference to the number of shares of Stock by which the Share-Based Award is measured.

“Special Committee” means a committee consisting of one or more members of the Board that is appointed by the Board from time to time. The member or members of the Special Committee need not qualify as “outside directors” within the meaning of Section 162(m) of the Code, or as “non-employee directors” within the meaning of Rule 16b-3. Although the Special Committee has the authority under the Plan, within limits (if any) authorized by the Compensation and Benefits Committee, or the Board, to make grants of Awards to any Participant, it is anticipated that if any member of the Special Committee does not qualify as an “outside director” or “non-employee director,” the Special Committee will make grants of Awards only to those Participants who are not subject to Section 16 of the Exchange Act or Section 162(m) of the Code and the rules promulgated thereunder.

“Stock” means shares of Common Stock of the Corporation, par value $.01 per share, subject to adjustments made under Section 7 or by operation of law.

“Stock Appreciation Right” is defined in Section 4(a)(3).

“Stock Trading Price” means the average of the closing prices of the relevant security for 30 consecutive days as reported on the composite tape of New York Stock Exchange issues (or, if the security is not so listed, the principal national stock exchange on which the security is then listed or, if the security is not listed on any national stock exchange, such other reporting system as shall be selected by the Committee). The Committee shall determine the Stock Trading Price of any security that is not publicly traded using criteria that it shall determine, in its sole discretion, to be appropriate for the valuation.

“Subsidiary” means, as to any person, any corporation, association, partnership, joint venture or other business entity of which 50% or more of the voting stock or other equity interests (in the case of entities other than corporations) is owned or controlled (directly or indirectly) by that entity, or by one or more of the Subsidiaries of that entity, or by a combination thereof.

“Total Shareholder Return” means, with respect to the Corporation or other entities (if measured on a relative basis), the (i) change in the market price of its common stock (as quoted in the principal market on which it is traded as of the beginning and ending of the period) plus dividends and other distributions paid, divided by (ii) the beginning quoted market price, all of which is adjusted for any changes in equity structure including, but not limited to, stock splits and stock dividends.

(b)     Financial and Accounting Terms.  Except as otherwise expressly provided or the context otherwise requires, financial and accounting terms, including terms defined herein as Performance Goals, are used as defined for purposes of, and shall be determined in accordance with, generally accepted accounting principles and as derived from the audited consolidated financial statements of the Corporation, prepared in the ordinary course of business.

(c)     Rules of Construction.  For purposes of this Plan and the Award Agreements, unless otherwise expressly provided or the context otherwise requires, the terms defined in this Plan include the plural and the singular, and pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms.

SECTION	3. Eligibility

Any one or more Awards may be granted to any Employee or any Officer who is designated by the Compensation and Benefits Committee or the Special Committee to receive an Award. Non-Employee Directors shall not be eligible to receive any Awards except for (a) the Nonqualified Stock Options granted automatically without action of any Committee under the provisions of Section 9, (b) Director Stock Unit Awards pursuant to Section 10 and (c) the grant of restricted stock awards pursuant to Section 4(a)(4).

SECTION	4. Awards

(a)    Type of Awards.  Each Committee may grant any of the following types of Awards, either singly, in tandem, or in combination with other Awards:

(1)     Nonqualified Stock Options.   A Nonqualified Stock Option is an Award in the form of an option to purchase Stock that is not intended to comply with the requirements of Code Section 422. The exercise price of each Nonqualified Stock Option granted under this Plan shall be not less than the Fair Market Value of the Stock on the date that the Option is granted.

(2)     Incentive Stock Options.   An Incentive Stock Option is an Award in the form of an option to purchase Stock that is intended to comply with the requirements of Code Section 422 or any successor section of the Code. The exercise price of each Incentive Stock Option granted under this Plan shall be not less than the Fair Market Value of the Stock on the date that the Option is granted; provided, however, that the exercise price of any Incentive Stock Option granted to a Participant who owns more than 10% of the total combined voting power of all classes of stock of the Corporation or any Subsidiary shall not be less than 110% of such Fair Market Value. In addition, the Committee shall include such other terms of any Incentive Stock Option as it deems necessary or desirable to qualify the Option as an incentive stock option under the provisions of Section 422 of the Code. To the extent that the aggregate “fair market value” of Stock with respect to which one or more incentive stock options first become exercisable by a Participant in any calendar year exceeds $100,000, taking into account both Stock subject to Incentive Stock Options under this Plan and stock subject to incentive stock options under all other plans of the Corporation or of other entities referenced in Code Section 422(d)(1), the Options shall be treated as Nonqualified Stock Options.

(3)     Stock Appreciation Rights.   A Stock Appreciation Right is an Award in the form of a right to receive, upon surrender of the right, but without other payment, an amount based on appreciation in the value of Stock over a base price established in the Award, payable in cash, Stock or such other form or combination of forms of payout, at times and upon conditions (which may include a Change of Control), as may be approved by the Compensation and Benefits Committee. The minimum base price of a Stock Appreciation Right granted under this Plan shall be not less than the lowest of the Fair Market Value of the underlying Stock on the date the Stock Appreciation Right is granted or, in the case of a Stock Appreciation Right related to an Option (whether already outstanding or concurrently granted), the exercise price of the related Option.

(4)     Other Share-Based Awards.   Each Committee may from time to time grant Awards under this Plan that provide Participants with Stock or the right to purchase Stock, or provide other incentive Awards (including, but not limited to, restricted stock, phantom stock or units, performance stock or units, bonus stock, dividend equivalent units, or similar securities or rights) that have a value derived from the value of, or an exercise or conversion privilege at a price related to, or that are otherwise payable in shares of Stock. The Awards shall be in a form determined by the Committee, provided that the Awards shall not be inconsistent with the other express terms of this Plan.

(5)     Cash-Based Awards.   Cash-Based Awards are Awards that provide Participants with the opportunity to earn a cash payment based upon the level of performance relative to one or more performance goals established by the Committee for an award cycle consisting of any period of time up to five years. For each award cycle, the Committee shall determine the size of the Awards, the performance goals, the performance target levels as to each of the performance goals, the level or levels of achievement necessary for award payments and the weighting of the performance goals, if more than one performance goal is applicable.

(b)    Special Performance-Based Awards.  Without limiting the generality of the foregoing, any of the type of Awards listed in Section 4(a) also may be granted by the Compensation and Benefits Committee as awards that satisfy the requirements for “performance-based compensation” within the meaning of Code Section 162(m) (“Performance-Based Awards”), the grant, vesting, exercisability, or payment of which depends on the degree of achievement of the Performance Goals relative to the specific and preestablished target levels established by the Compensation and Benefits Committee for the Corporation, any of its subsidiaries, or any of their divisions or other business units, or any groups thereof. Notwithstanding anything contained in this Section 4(b) to the contrary, any Option or Stock Appreciation Right awarded by the Compensation and Benefits Committee with an exercise price or a base price not less than Fair Market Value on the date of grant shall be subject only to the requirements of clauses (1) and (3)(A) below in order for such Awards to satisfy the requirements for Performance-Based Awards under this Section 4(b) (with such Awards hereinafter referred to as a “Qualifying Option,” or a “Qualifying Stock Appreciation Right,” respectively). With the exception of any Qualifying Option or Qualifying Stock Appreciation Right, an Award by the Compensation and Benefits Committee that is intended to satisfy the requirements of this Section 4(b) shall be designated as a Performance-Based Award at the time of grant.

(1)    Eligible Class.  The eligible class of persons for Awards under this Section 4(b) shall be all Employees and Officers.

(2)    Performance Goals.  The performance goals for any Awards under this Section 4(b) (other than Qualifying Options and Qualifying Stock Appreciation Rights) shall be, on an absolute or relative basis, one or more of the Performance Goals. The specific performance target(s) with respect to Performance Goal(s) must be established by the Compensation and Benefits Committee in advance of the deadlines applicable under Code Section 162(m) and while the performance relating to the Performance Goal(s) remains substantially uncertain.

(3)    Individual Limits.

(A)    Share-Based Awards.  The maximum number of shares of Stock or Share Units that are issuable under Options, Stock Appreciation Rights or other Share-Based Awards (described under Section 4(a)(4)) that are granted as Performance-Based Awards during any one calendar year to any one Participant under this Plan shall not exceed 2,000,000, either individually or in the aggregate, subject to adjustment as provided in Section 7. Awards that are canceled during the year shall be counted against this limit to the extent required by Code Section 162(m).

(B)    Cash-Based Awards.  The aggregate amount of compensation to be paid to any Participant under this Plan in respect of Cash-Based Awards that are granted during any one calendar year to any one individual as Performance-Based Awards shall not exceed $2,500,000.

(4)    Committee Certification.  Before any Performance-Based Award under this Section 4(b) (other than Qualifying Options and Qualifying Stock Appreciation Rights) is paid, the Compensation and Benefits Committee must certify in writing (by resolution or otherwise) that the applicable Performance Goal(s) and any other material terms of the Performance-Based Award were satisfied; provided, however, that a Performance-Based Award may be paid without regard to the satisfaction of the applicable Performance Goal in the event of a Change of Control as provided in Section 7(b).

(5)    Terms and Conditions of Awards; Committee Discretion to Reduce Performance Awards.  The Compensation and Benefits Committee shall have discretion to determine the conditions, restrictions or other limitations, in accordance with the terms of this Plan and Code Section 162(m), on the payment of individual Performance-Based Awards under this Section 4(b). To the extent set forth in an Award Agreement, the Compensation and Benefits Committee may reserve the right to reduce the amount payable in accordance with any standards or on any other basis (including the Committee’s discretion), as the Compensation and Benefits Committee may impose.

(6)    Adjustments for Material Changes.  In the event of (i) a change in corporate capitalization, a corporate transaction or a complete or partial corporate liquidation, or (ii) any extraordinary gain or loss or other event that is treated for accounting purposes as an extraordinary item under generally accepted accounting principles, or (iii) any material change in accounting policies or practices affecting the Corporation and/or the Performance

Goals or targets, then, to the extent any of the foregoing events (or a material effect thereof) was not anticipated at the time the targets were set, the Compensation and Benefits Committee may make adjustments to the Performance Goals and/or targets, applied as of the date of the event, and based solely on objective criteria, so as to neutralize, in the Compensation and Benefits Committee’s judgment, the effect of the event on the applicable Performance-Based Award.

(7)    Interpretation.  Except as specifically provided in this Section 4(b), the provisions of this Section 4(b) shall be interpreted and administered by the Compensation and Benefits Committee in a manner consistent with the requirements for exemption of Performance-Based Awards granted to Executive Officers as “performance-based compensation” under Code Section 162(m) and regulations and other interpretations issued by the Internal Revenue Service thereunder.

(c)    Maximum Term of Awards.  Except as provided in or pursuant to Section 10, no Award that contemplates exercise or conversion may be exercised or converted to any extent, and no other Award that defers vesting, shall remain outstanding and unexercised, unconverted or unvested more than 10 years after the date the Award was initially granted.

SECTION	5. Shares of Stock and Units Available under Plan.

(a)    Aggregate Share and Unit Limit.  The maximum number of shares of Stock that may be issued pursuant to this Plan for all Share-Based Awards (including Incentive Stock Options, Share Units, and Director Stock Units) is 5,750,000, subject to adjustment as provided in this Section 5 or Section 7. The number of shares of Stock available for issuance will be reduced by 1.589 shares for every one share that is issued with respect to any Award which is not an Option, a Stock Appreciation Right, or an Award granted in lieu of cash compensation which would otherwise be payable to the Participant.

(b)    Reissue of Shares and Other Awards.  Any unexercised, unconverted, or undistributed portion of any expired, canceled, terminated, or forfeited Award, or any alternative form of consideration under an Award that is not paid in connection with the settlement of an Award or any portion of an Award, shall again be available for Award under Section 5(a) or 5(b), as applicable, whether or not the Participant has received benefits of ownership (such as dividends or dividend equivalents or voting rights) during the period in which the Participant’s ownership was restricted or otherwise not vested. Shares of Stock that are issued pursuant to Awards and subsequently reacquired by the Corporation pursuant to the terms and conditions of the Awards shall be available for reissuance under the Plan. If the Corporation withholds shares of Stock pursuant to Section 5(g), the number of shares that would have been deliverable with respect to an Award but that are withheld may in effect not be issued but the aggregate number of shares issuable with respect to the applicable Award shall be reduced by the number of shares withheld and such shares shall be available for additional Awards under this Plan.

(c)    Interpretive Issues.  Additional rules for determining the number of shares of Stock or Share Units authorized under this Plan may be adopted by the Committee, as it deems necessary or appropriate.

(d)    Treasury Shares; No Fractional Shares.  The Stock which may be issued (which term includes Stock reissued or otherwise delivered) pursuant to an Award under this Plan may be treasury or authorized but unissued Stock or Stock acquired, subsequently or in anticipation of a transaction under this Plan, in the open market or in privately negotiated transactions to satisfy the requirements of this Plan. No fractional shares shall be issued but fractional interests may be accumulated. The Committee, however, may determine that cash, other securities, or other property will be paid or transferred in lieu of any fractional share interests.

(e)    Consideration.  The Stock issued under this Plan may be issued (subject to Section 12(d)) for any lawful form of consideration, the value of which equals the par value of the Stock or such greater or lesser value as the Committee, consistent with Sections 12(d), 4(a)(1), 4(a)(2) and 4(a)(3), may require.

(f)    Purchase or Exercise Price; Withholding.  The exercise or purchase price (if any) of the Stock issuable pursuant to any Award and any withholding obligation under applicable tax laws shall be paid in cash or, subject to the Committee’s express authorization and the restrictions, conditions and procedures the Committee may impose, any one or combination of (i) cash, (ii) a check payable to the order of the Corporation, (iii) the delivery of shares of Stock, provided that any such shares used in payment shall have been owned by the Participant at least six months prior to the date of exercise (or with the consent of the Committee, for less than six months), (iv) a reduction in the amount of Stock or other amounts otherwise issuable or payable pursuant to such Award, (v) notice and third party payment in such manner as may be authorized by the Committee, or (vi) the delivery of a promissory note, or other obligation for the future payment in money, the terms and conditions of which shall be determined (subject to Section 12(d)) by the Committee. In the case of a payment by the means described in clause (iii) or (iv) above, the Stock to be so delivered or offset shall be determined by reference to the Fair Market Value of the Stock on the date as of which the payment or offset is made.

(g)    Cashless Exercise.  The Committee may permit the exercise of the Award and payment of any applicable withholding tax in respect of an Award by delivery of written notice, subject to the Corporation’s receipt of a third party payment in full in cash for the exercise price and the applicable withholding prior to issuance of Stock, in the manner and subject to the procedures as may be established by the Committee.

SECTION	6. Award Agreements.

Each Award under this Plan shall be evidenced by an Award Agreement in a form approved by the Committee setting forth, in the case of Share-Based Awards, the number of shares of Stock or Share Units, as applicable, subject to the Award, and the price (if any) and term of the Award and, in the case of Performance-Based Awards, the applicable Performance Goals. The Award Agreement shall also set forth (or incorporate by reference) other material terms and conditions applicable to the Award as determined by the Committee consistent with the limitations of this Plan.

(a)    Incorporated Provisions.  Award Agreements shall be subject to the terms of this Plan and shall be deemed to include the following terms, unless the Committee in the Award Agreement otherwise (consistent with applicable legal considerations) provides:

(1)    Nonassignability.  The Award shall not be assignable nor transferable, except (A) by will or by the laws of descent and distribution, or (B) pursuant to a QDRO or any other exception to transfer restrictions expressly permitted by the Committee and set forth in the Award Agreement (or an amendment thereto), or (C) in the case of Awards constituting Incentive Stock Options, as permitted by the Code. The restrictions on exercise and transfer shall not be deemed to prohibit, to the extent permitted by the Committee, transfers without consideration for estate planning, financial planning, and charitable purposes, nor transfers to such other persons or in such other circumstances as the Committee may in the Award Agreement expressly permit. During the lifetime of a Participant the Award shall be exercised only by such Participant or by his or her guardian or legal representative, except as expressly otherwise provided consistent with the foregoing transfer restrictions. A Participant may designate a Beneficiary or Beneficiaries to receive the Participant’s benefits under the Plan in the event of the Participant’s death upon forms provided by and subject to conditions imposed by the Corporation and the designation of a Beneficiary hereunder shall not constitute a transfer prohibited by the foregoing provisions.

(2)    Rights as Stockholder.   A Participant shall have no rights as a holder of Stock with respect to any unissued securities covered by an Award until the date the Participant becomes the holder of record of these securities. Except as provided in Section 7, no adjustment or other provision shall be made for dividends or other stockholder rights, except to the extent that the Award Agreement provides for dividend equivalents or similar economic benefits.

(3)    Withholding.  The Corporation shall be entitled to require payment in cash or deduction from other compensation payable to each Participant of any sums required by federal, state, or local tax law to be withheld with respect to the issuance, vesting, exercise, or payment of any Award. The Compensation and Benefits Committee may, in its discretion and in satisfaction of the foregoing requirement, allow such Participant to elect to have the Corporation withhold shares of Stock otherwise issuable under such Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise, or payment of any Award (or which may be repurchased from the Participant within six months after such shares of Stock were acquired by the Participant from the Corporation) to satisfy the Participant’s federal and state income and payroll tax liabilities with respect to the issuance, vesting, exercise, or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liability based on the minimum statutory withholding rates for federal and state income and payroll tax purposes that are applicable to such supplemental taxable income. In the case of an Award paid in shares of Stock, a Participant shall satisfy the withholding obligation as provided in Section 5(g).

(4)     Option Holding Period.   Subject to the authority of the Committee under Section 7, a minimum six-month period shall elapse between the date of initial grant of any Option and the sale of the underlying shares of Stock, and the Corporation may impose legend and other restrictions on the Stock issued on exercise of the Options to enforce this requirement.

(b)     Other Provisions.   Award Agreements may include other terms and conditions as the Committee shall approve including, but not limited to, the following:

(1)     Termination of Employment.   A provision describing the treatment of an Award in the event of the retirement, disability, death or other termination of a Participant’s employment with or services to the Corporation or any Subsidiary, including any provisions relating to the vesting, exercisability, forfeiture or cancellation of the Award in these circumstances, subject, in the case of Performance-Based Awards, to any applicable requirements for “performance-based compensation” under Code Section 162(m).

(2)     Vesting; Effect of Termination; Change of Control.   Any other terms consistent with the terms of this Plan as are necessary and appropriate to effect the Award to the Participant including, but not limited to, the vesting provisions, any requirements for continued employment, any other restrictions or conditions (including performance requirements) of the Award, and the method by which (consistent with Section 7) the restrictions or conditions lapse, and the effect on the Award of a Change of Control.

(3)     Replacement and Substitution.   Any provisions permitting or requiring the surrender of outstanding Awards or securities held by the Participant in whole or in part in order to exercise or realize rights under or as a condition precedent to other Awards, or in exchange for the grant of new or amended Awards under similar or different terms, provided, however, that no such exchange shall have the effect of reducing the exercise price or purchase price of an Award previously issued under this Plan, except in connection with an adjustment permitted pursuant to Section 7.

(4)     Termination of Benefits.   A provision that any and all unexercised Awards and all rights under this Plan of a Participant who received such Award (or his or her designated Beneficiary or legal representative) and the exercise or vesting thereof, shall be forfeited if, prior to the time of such exercise, the Participant shall (i) be employed by a competitor of, or shall be engaged in any activity in competition with, the Corporation without the Corporation’s consent, (ii) divulge without the Corporation’s consent any secret or confidential information belonging to the Corporation, (iii) engage in any other activities which would constitute grounds for termination For Cause, or (iv) be terminated For Cause.

(c)    Contract Rights, Forms and Signatures.  Any obligation of the Corporation to any Participant with respect to an Award shall be based solely upon contractual obligations created by this Plan and an Award Agreement. No Award shall be enforceable until the Award Agreement or a receipt has been signed by the Participant and on behalf of the Corporation by an Executive Officer (other than the recipient) or his or her delegate. By executing the Award Agreement or receipt, a Participant shall be deemed to have accepted and consented to the terms of this Plan and any action taken in good faith under this Plan by and within the discretion of the Committee, the Board of Directors or their delegates. Unless the Award Agreement otherwise expressly provides, there shall be no third party beneficiaries of the obligations of the Corporation to the Participant under the Award Agreement.

SECTION	7. Adjustments; Change of Control; Acquisitions

(a)    Adjustments.   If there shall occur any recapitalization, stock split (including a stock split in the form of a stock dividend), reverse stock split, merger, combination, consolidation, or other reorganization or any extraordinary dividend or other extraordinary distribution in respect of the Stock (whether in the form of cash, Stock or other property), or any split-up, spin-off, extraordinary redemption, or exchange of outstanding Stock, or there shall occur any other similar corporate transaction or event in respect of the Stock, or a sale of substantially all the assets of the Corporation as an entirety, then the Committee shall, in the manner and to the extent, if any, as it deems appropriate and equitable to the Participants and consistent with the terms of this Plan, and taking into consideration the effect of the event on the holders of the Stock:

(1) proportionately adjust any or all of

(A)    the number and type of shares of Stock, Share Units and Director Stock Units which thereafter may be made the subject of Awards (including the specific maximum numbers of shares of Stock or Share Units set forth elsewhere in this Plan),

(B)    the number, amount and type of shares of Stock, other property, Share Units and Director Stock Units or cash subject to any or all outstanding Awards,

(C)    the grant, purchase or exercise price, or conversion ratio of any or all outstanding Awards, or of the Stock, other property or Share Units and Director Stock Units underlying the Awards,

(D)    the securities, cash or other property deliverable upon exercise or conversion of any or all outstanding Awards,

(E)    subject to Section 4(b), the performance targets or standards appropriate to any outstanding Performance-Based Awards, or

(F)    any other terms as are affected by the event; or

(2)    subject to any applicable limitations in the case of a transaction to be accounted for as a pooling of interests under generally accepted accounting principles, provide for

(A)    an appropriate and proportionate cash settlement or distribution, or

(B)    the substitution or exchange of any or all outstanding Awards, or the cash, securities or property deliverable on exercise, conversion or vesting of the Awards.

Notwithstanding the foregoing, in the case of an Incentive Stock Option, no adjustment shall be made which would cause this Plan to violate Section 424(a) of the Code or any successor provisions thereto, without the written consent of the Participant adversely affected thereby. The Committee may act prior to an event described in this paragraph (a) (including at the time of an Award by means of more specific provisions in the Award Agreement) if deemed necessary or appropriate to permit the Participant to realize the benefits intended to be conveyed by an Award in respect of the Stock in the case of an event described in paragraph (a).

(b)    Change of Control.  The Committee may, in the Award Agreement, provide for the effect of a Change of Control on an Award. Such provisions may include, but are not limited to, any one or more of the following with respect to any or all Awards: (i) the specific consequences of a Change of Control on the Awards; (ii) a reservation of the Committee’s right to determine in its discretion at any time that there shall be full acceleration or no acceleration of benefits under the Awards; (iii) that only certain or limited benefits under the Awards shall be accelerated; (iv) that the Awards shall be accelerated for a limited time only; or (v) that acceleration of the Awards shall be subject to additional conditions precedent (such as a termination of employment following a Change of Control).

In addition to any action required or authorized by the terms of an Award, the Committee may take any other action it deems appropriate to ensure the equitable treatment of Participants in the event of or in anticipation of a Change of Control including, but not limited to, any one or more of the following with respect to any or all Awards: (i) the acceleration or extension of time periods for purposes of exercising, vesting in, or realizing gain from, the Awards; (ii) the waiver of conditions on the Awards that were imposed for the benefit of the Corporation; (iii) provision for the cash settlement of the Awards for their equivalent cash value, as determined by the Committee, as of the date of the Change of Control; or (iv) such other modification or adjustment to the Awards as the Committee deems appropriate to maintain and protect the rights and interests of Participants upon or following the Change of Control. The Committee also may accord any Participant a right to refuse any acceleration of exercisability, vesting or benefits, whether pursuant to the Award Agreement or otherwise, in such circumstances as the Committee may approve.

Notwithstanding the foregoing provisions of this Section 7(b) or any provision in an Award Agreement to the contrary, (i) in no event shall the Committee be deemed to have discretion to accelerate or not accelerate, or make other changes in or to any or all Awards, in respect of a transaction, if such action or inaction would be inconsistent with or would otherwise frustrate the intended accounting for a proposed transaction as a pooling of interests under generally accepted accounting principles; and (ii) if the vesting of any Award to any Insider is accelerated to a date that is less than six months after the date of the Award, the Committee may prohibit a sale of the underlying Stock (other than a sale by operation or law in exchange for or through conversion into other securities) until the expiration of such six-month period, and the Corporation may impose legend and other restrictions on the Stock to enforce this prohibition.

(c)    Change of Control Definition.  For purposes of this Plan, a “Change of Control” of the Corporation shall be deemed to have occurred upon the happening of any of the following events:

(1)    the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 25% or more of either (a) the then outstanding shares of common stock of or (b) the combined voting power of the then outstanding shares of Stock and other stock of the Corporation entitled to vote generally in the election of directors. For the purposes of this subsection (1), the following shall not constitute a Change of Control:

(A)    any acquisition of common stock or voting securities directly from the Corporation;

(B)    any acquisition of common stock or voting securities by the Corporation or any of its Subsidiaries;

(C)    any acquisition of common stock or voting securities by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any of its Subsidiaries;

(D)    any acquisition or ownership by a Person of 25% of either the outstanding corporate common stock or the outstanding corporate voting securities as a result of an acquisition of common stock or voting securities by the Corporation which, by reducing the number of shares of common stock or voting securities of the Corporation outstanding, increases the proportionate numbers of shares beneficially owned by such Person up to 25% or more of either the outstanding corporate common stock or the outstanding corporate voting securities; provided, however, that if a Person becomes the beneficial owner of 25% or more of either the Corporation’s outstanding corporate common stock or the Corporation’s outstanding voting securities by reason of a share acquisition by the Corporation as described above, that Person shall, after such share acquisition by the Corporation, become the beneficial owner of any additional shares of common stock or voting securities of the Corporation, then such additional acquisition shall constitute a Change of Control; or

(E)    any acquisition of common stock or voting securities pursuant to a transaction which complies with clauses (a), (b), and (c) of section 7(c)(3); or

(2)    individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the stockholders of the Corporation, was approved by a vote of at least a majority of the persons then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors; or

(3)    consummation by the Corporation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Corporation, or the acquisition of assets (a “Business Combination”), in each case, unless, following such Business Combination, (a) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding common stock or outstanding voting securities of the Corporation, immediately prior to such Business Combination beneficially own, directly and indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Corporation or all or substantially all of the Corporation’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the outstanding corporation common stock and outstanding corporation voting securities, as the case may be, (b) no person (excluding any employee benefit plan (or related trust) of the Corporation or such corporation resulting from a Business Combination), beneficially owns, directly or indirectly, 25% or more, respectively, of the then outstanding shares of common stock in the corporation resulting from such Business Combination, except to the extent that such ownership existed prior to the Business Combination and (c) at least a majority of the members of the Board of Directors resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(4)    approval by the stockholders of the Corporation of a complete liquidation or dissolution of the Corporation.

(d)    Business Acquisitions.  Awards may be granted under this Plan on the terms and conditions as the Committee considers appropriate, which may differ from those otherwise required by this Plan, to the extent necessary to reflect a substitution for or assumption of stock incentive awards held by employees of other entities who become employees of the Corporation or a Subsidiary as the result of a merger of the employing entity with, or the acquisition of the property or stock of the employing entity by, the Corporation or a Subsidiary, directly or indirectly.

SECTION	8. Administration.

(a)    Committee Authority and Structure.  The Plan and all Awards granted under the Plan will be administered by the Compensation and Benefits Committee and the Special Committee. For purposes of any action taken by the Compensation and Benefits Committee or the Special Committee, whichever is applicable, a majority of the members will constitute a quorum, and the action of the members present at any meeting at which a quorum is present, or acts unanimously approved in writing, will be the acts of the applicable committee. Notwithstanding the foregoing, Awards under Section 9 and 10 have been authorized by the Board and may be administered by the Board.

(b)    Selection and Grant.  Each Committee shall have the authority to determine the Employees (if any) to whom Awards will be granted under this Plan, the type of Award or Awards to be made, and the nature, amount, pricing, timing, and other terms of Awards to be made to any one or more of these individuals, and to establish the installments (if any) in which such Awards shall become exercisable or shall vest, or determine that no delayed exercisability or vesting is required, and establish the events of termination or reversion of such Awards, subject to the terms of this Plan.

(c)    Construction and Interpretation.  The Compensation and Benefits Committee and the Special Committee have the full authority and discretion to administer the Plan and to take any action that is necessary or advisable in connection with the administration of the Plan, including without limitation the authority and discretion to interpret and construe any provision of the Plan or of any agreement, notification or document evidencing the grant of an Award. The interpretation and construction by the Compensation and Benefits Committee or the Special Committee, as applicable, of any such provision and any determination by the Compensation and Benefits Committee or the Special Committee pursuant to any provision of the Plan or of any such agreement, notification or document will be final and conclusive; provided, that in the event the Compensation and Benefits Committee disagrees with the Special Committee with respect to such interpretation, construction or determination, the Compensation and Benefits Committee’s determination will be final and conclusive. If there is any conflict between an Award Agreement and any non-discretionary provisions of this Plan, the terms of this Plan shall govern.

(d)    Express Authority (and Limitations on Authority) to Change Terms of Awards.  Without limiting each Committee’s authority under other provisions of this Plan (including Sections 7, 10, and 11), but subject to any express limitations of this Plan (including under Sections 7, 10, and 11), each Committee shall have the authority to accelerate the exercisability or vesting of an Award, to extend the term or waive early termination provisions of an Award (subject to the maximum ten-year term under Section 4(b)), to cancel, modify or waive the Corporation’s rights with respect to an Award or restrictive conditions of an Award (including forfeiture conditions), to modify, discontinue, suspend, or terminate any or all outstanding Awards, with or without adjusting any holding period or other terms of the Award, in any case in such circumstances as the Committee deems appropriate; provided, however, that no such action by the Committee shall, in any way adversely affect any Award then outstanding and evidenced by an Award Agreement, without the affected Participant’s written consent. The Committee may not, however, reduce by amendment the exercise or purchase price of an outstanding award.

(e)    Exclusive Authority for Section 162(m).  Notwithstanding any provision of the Plan to the contrary, the Compensation and Benefits Committee will have the exclusive authority and discretion to take any action required or permitted to be taken under the provisions of this Section, Section 4(b), Section 7 and Section 11 with respect to Awards granted under the Plan that are intended to comply with the requirements of Section 162(m) of the Code.

(f)    Rule 16b-3 Conditions; Bifurcation of Plan.  It is the intent of the Corporation that Awards be interpreted in a manner that, in the case of Awards intended as exempt grants or purchases under Section 16 of the Exchange Act to Participants who are or may be Insiders, satisfies any applicable requirements of Rule 16b-3, so that these persons will be entitled to the benefits of Rule 16b-3 or other exemption rules under Section 16 and will not be subjected to avoidable liability thereunder.

(g)    Delegation and Reliance.  Each Committee may delegate to the officers or employees of the Corporation the authority to execute and deliver those instruments and documents, to do all acts and things, and to take all other steps deemed necessary, advisable or convenient for the effective administration of this Plan in accordance with its terms and purpose, except that a Committee may not delegate any discretionary authority to grant or amend an Award or with respect to substantive decisions or functions regarding this Plan or Awards as these relate to the material terms of Performance-Based Awards to Executive Officers or to the timing, eligibility, pricing, amount or other material terms of Awards to Insiders. In making any determination or in taking or not taking any action under this Plan, the Board and each Committee may obtain and may rely upon the advice of experts, including professional advisors to the Corporation. No director, officer, employee or agent of the Corporation shall be liable for any such action or determination taken or made or omitted in good faith.

(h)    Exculpation and Indemnity.  Neither the Corporation nor any member of the Board of Directors or of any Committee, nor any other person participating in any determination of any question under this Plan, or in the interpretation, administration or application of this Plan, shall have any liability to any person for any action taken or not taken in good faith under this Plan or for the failure of an Award (or action in respect of an Award) to satisfy Code requirements as to incentive stock options or to realize other intended tax consequences, to qualify for exemption or relief under Rule 16b-3 or to comply with any other law, compliance with which is not required on the part of the Corporation.

SECTION	9. Non-Employee Director Options.

(a)    Participation.  Awards under this Section 9 shall be nondiscretionary, shall be made only to Non-Employee Directors and shall be evidenced by Award Agreements setting forth the terms and conditions in this Section 9 and in Sections 6(a)(1), 6(a)(2), 6(a)(3), 6(a)(4) and 6(b)(5).

(b)    Annual Option Grants.

(1)    Initial Award.  After approval of this Plan by the stockholders of the Corporation, if any person who is not then an officer or employee of the Corporation shall become a director of the Corporation, there shall be granted automatically to such person (without any action by the Board or Committee and in lieu of any similar automatic option grant under existing performance award plans) a Nonqualified Stock Option (the date of grant of which shall be the date such person takes office) to purchase a number of shares of Stock equal to 5,000 multiplied by a fraction the numerator of which is the number of months that will lapse between the date the person becomes a director and the anticipated date of the Corporation’s next annual stockholders meeting, and the denominator of which is 12.

(2)    Subsequent Annual Awards.  Immediately following the annual stockholders meeting in each year during the term of this Plan there shall be granted automatically (without any action by the Committee or the Board and in lieu of any similar automatic option grant under existing performance award plans) a Nonqualified Stock Option (the date of grant of which shall be such date) to each Non-Employee Director then continuing in office to purchase 5,000 shares of Stock.

(c)    Option Price.  The purchase price per share of the Stock covered by each Option granted under this Section 9 shall be 100% of the Fair Market Value of the Stock on the date of grant. The exercise or purchase price of the Stock issuable pursuant to any Option granted under this Section and any withholding obligation under applicable tax laws shall be paid in cash or any one or combination of (i) cash, (ii) a check payable to the order of the Corporation, (iii) the delivery of shares of Stock, provided that any such shares used in payment shall have been owned by the Participant at least six months prior to the date of exercise or (iv) notice and third party payment to the Corporation prior to any issue of Stock and otherwise in accordance with all applicable legal requirements in such manner as may be authorized by the Committee for all Participants. In the case of a payment by the means described in clause (iii) above, the Stock to be so delivered shall be determined by reference to the Fair Market Value of the Stock on the date as of which the payment is made.

(d)    Option Period and Exercisability.  Each Option granted under this Section 9 and all rights or obligations thereunder shall expire ten years after the date of grant and shall be subject to earlier termination as provided below. Except as provided in Sections 9(e) and (g), each Option granted under this Section 9 shall become exercisable in four equal annual installments on the first four anniversaries of the date of the grant.

(e)    Termination of Directorship.  If a Non-Employee Director’s services as a member of the Board of Directors terminate by reason of death or disability (the inability of the Non-Employee Director to continue to perform his or her duties as determined by the Committee), an Option granted pursuant to this Section held by such Participant shall immediately become and shall remain fully exercisable for one year after the date of such termination or until the expiration of the stated term of such Option, whichever first occurs. If a Non-Employee Director’s services as a member of the Board of Directors terminate by reason of retirement (which may include a director’s resignation if the Board or the Committee designates such resignation as a retirement), an Option granted pursuant to this Section held by such Participant shall immediately become and shall remain fully exercisable for three years after the date of such termination or until the expiration of the stated term of such Option, whichever first occurs. If a Non-Employee Director’s services as a member of the Board of Directors terminate for any other reason, any portion of an Option granted pursuant to this Section 9 which is not then exercisable shall terminate and any portion of such Option which is then exercisable may be exercised for three months after the date of such termination or until the expiration of the stated term, whichever first occurs.

(f)    Adjustments.  Options granted under this Section 9 shall be subject to adjustment as provided in Section 7.

(g)    Acceleration upon a Change of Control.  Immediately prior to the occurrence of a Change of Control, each Option granted under this Section 9 shall become and shall remain fully exercisable for one year after the date of such Change of Control or until the expiration of the stated term of such Option, whichever first occurs. To the extent that any Option granted under this Section 9 is not exercised before (i) a dissolution of the Corporation or (ii) a merger or other corporate event that the Corporation does not survive, and no provision is (or consistent with the provisions of this Section 9 can be) made for the assumption, conversion, substitution or exchange of the Option, the Option shall terminate upon the occurrence of such event.

SECTION	10. Non-Employee Director Stock Units.

Subject to the provisions of this Plan and such rules and procedures as the Committee or the Board may establish from time to time, any Non-Employee Director may irrevocably elect to defer or receive in Director Stock Units all or a portion of the Retainer and/or fees payable to the Non-Employee Director for services on the Board of Directors and its committees or for attendance at Board meetings or committee meetings. The specific terms, conditions and provisions for each Director Stock Unit Award and elections (and of deferred compensation stock unit accounts under the Deferral Plan that have been converted into Director Stock Unit Accounts under this Plan) are set forth in Appendix A to this Plan, incorporated herein and in each Award Agreement under this Section 10 by this reference. Notwithstanding the foregoing, and subject to stockholder approval of the Catellus Development Corporation 2003 Performance Award Plan (the “2003 Plan”) at the 2003 annual meeting of the Corporation’s stockholders, the Director Stock Unit Account of each Non-Employee Director Participant under this Plan shall be transferred to and merged into a Director Stock Unit Account established for such Participant under the 2003 Plan effective as of the date of such stockholder approval and shall thereafter be governed by the terms of the 2003 Plan. All deferral elections, distribution elections and beneficiary designations made by such a Participant under this Plan shall apply with respect to such Participant’s participation under the 2003 Plan and to such Participant’s Director Stock Unit Account under the 2003 Plan unless and until changed in accordance with the terms of the 2003 Plan. The Director Stock Units credited to a Participant’s Director Stock Unit Account under this Plan prior to the date of such transfer and merger (whether vested or unvested) 2003 Plan shall count against the share limit under this Plan notwithstanding the transfer to the 2003 Plan, and any additional Director Stock Units credited to a Participant’s Director Stock Unit Account under the 2003 Plan thereafter, either with respect to deferral elections or as Dividend Equivalents, shall count against the share limit under the 2003 Plan.

SECTION	11. Amendment and Termination of This Plan and Award Agreements.

The Board of Directors may at any time amend, suspend or discontinue this Plan, subject to any stockholder approval that may be required under applicable law. The Board or the Committee may at any time alter or amend any or all Award Agreements under this Plan in any manner that would be authorized for a new Award under this Plan including, but not limited to, any manner set forth in Section 8(d) (subject to any applicable limitations thereunder and any applicable Code Section 162(m) considerations). Notwithstanding the foregoing, no such action by the Board or a Committee shall, in any manner adverse to a Participant (other than as expressly permitted by the terms of an Award Agreement and Section 7), affect any Award then outstanding and evidenced by an Award Agreement, without the Participant’s written consent (or the written consent of the Beneficiary who has become entitled to an Award).

SECTION	12. Miscellaneous.

(a)    Unfunded Plans.  This Plan shall be unfunded. Neither the Corporation nor the Board of Directors nor the Committee shall be required to segregate any assets that may at any time be represented by Awards made pursuant to this Plan. Neither the Corporation, the Committee, nor the Board of Directors shall be deemed to be a trustee of any amounts to be paid or securities to be issued under this Plan. To the extent that a Participant, Beneficiary or other person acquires a right to receive payment pursuant to any Award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

(b)    Rights of Employees and Officers and Other Participants.

(1)    No Right to an Award.  Status as an Employee or an Officer shall not be construed as a commitment that any one or more Awards will be made under this Plan to an Employee or Officer or to Employees or Officers generally. Status as a Participant shall not entitle the Participant to any additional Award.

(2)    No Assurance of Employment.  Nothing contained in this Plan (or in any other documents related to this Plan or to any Award) shall confer upon any Employee or Participant any right to continue in the employ or other service of the Corporation or any Subsidiary or constitute any contract (of employment or otherwise) or limit in any way the right of the Corporation or any Subsidiary to change a person’s compensation or other benefits or to terminate the employment of a person with or without cause, at any time and with or without advance notice, but, nothing contained in this Plan or any document related hereto shall adversely affect any independent contractual right of such person without his or her consent thereto.

(c)    Effective Date; Duration.  This Plan has been adopted by the Board of Directors of the Corporation and became effective upon approval of the stockholders of the Corporation at the annual meeting held on May 2, 2000. This Plan shall remain in effect until any and all Awards under this Plan have been exercised, converted or terminated under the terms of this Plan and applicable Award Agreements. Notwithstanding the foregoing, no Award may be granted under this Plan after May 2, 2020. Any Award granted prior to such date may be amended after such date in any manner that would have been permitted prior to such date, except that no such amendment shall increase the number of shares subject to, comprising or referenced in such Award. Amendments to this Plan effective September 26, 2001, were approved by the Board of Directors and did not require stockholder approval, nor did they adversely affect any Award holder’s rights or benefits under this Plan or under the Deferral Plan. The Plan was amended effective April 30, 2003, subject to stockholder approval at the 2003 annual meeting of stockholders, but did not adversely affect any Award holder’s rights or benefits under this Plan or under the Deferral Plan.

(d)    Compliance with Laws.  This Plan, Award Agreements, and the grant, exercise, conversion, operation and vesting of Awards, and the issuance and delivery of shares of Stock and/or other securities or property or the payment of cash under this Plan, Awards, or Award Agreements, are subject to compliance with all applicable federal and state laws, rules and regulations (including, but not limited to, state and federal insider trading, registration, reporting and other securities laws and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. Any securities delivered under this Plan shall be subject to such restrictions

(and the person acquiring such securities shall, if requested by the Corporation, provide such evidence, assurance and representations to the Corporation as to compliance with any thereof) as the Corporation may deem necessary or desirable to assure compliance with all applicable legal requirements.

(e)    Applicable Law.  This Plan, Award Agreements and any related documents and matters shall be governed in accordance with the laws of the State of California, except as to matters of Federal law.

(f)    Nonexclusivity of Plan.  Nothing in this Plan shall limit or be deemed to limit the authority of the Corporation, the Board or the Committee to grant awards or authorize any other compensation, with or without reference to the Stock, under any other plan or authority.

(g)    Severability.  In case any provision in this Plan shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions, or of such provision in any other jurisdiction, shall not in any way be affected or impaired thereby.

APPENDIX A

CATELLUS DEVELOPMENT CORPORATION

TERMS AND PROVISIONS

APPLICABLE TO DIRECTOR STOCK UNIT AWARDS

2000 PERFORMANCE AWARD PLAN SECTION 10

These Terms supplement the terms of the 2000 Performance Award Plan (the “2000 Plan”) and shall apply to any deferral election made under Section 10 of the 2000 Plan, to the same extent as if included therein. These Terms also are incorporated by reference in the applicable Director Stock Unit Award Agreement.

1.    Eligibility.  All Non-Employee Directors are eligible to elect irrevocably to defer all or a portion of their Retainer or Meeting Fees or both and instead receive Director Stock Units pursuant to Section 10 of the 2000 Plan and these Terms. An eligible director who satisfies these requirements and who executes a Director Stock Unit Award Agreement will be considered a “Participant” for purposes of these Terms and the 2000 Plan.

2.    Timing of Deferral Election.

(a)    Ongoing Elections.  A Non-Employee Director may irrevocably elect to defer a portion of his or her Retainer for services to be rendered during the following calendar year in Director Stock Units by making an election on or before the December 31 preceding such calendar year, in accordance with procedures established by the Committee. A Non-Employee Director may also irrevocably elect to defer a portion of his or her fees for service on Board committees or for attendance at Board meetings or committee meetings during a calendar year by making an election on or before the December 31 preceding such calendar year, in accordance with procedures established by the Committee. The Committee may permit any Non-Employee Director who first becomes eligible to participate in the 2000 Plan on or after the first day of any calendar year to make a Stock Unit deferral election within 30 days following his or her eligibility. All elections shall be in writing in the form of Schedule 1 or such other form as provided by the Committee.

(b)    Installments Available.  The portions of the Retainer and other fees subject to deferral under Section 2(b) of these Terms shall be limited to increments of 25%, 50%, 75%, or 100%.

3.    Stock Units; Stock Unit Accounts.

(a)    Crediting to Stock Unit Accounts.  If a Participant elects to defer a portion of his or her Retainer, the Corporation shall, as of the beginning of the year in which the Retainer will be earned (or, in the case of a Participant who is first elected to the Board, as of the date of his or her election) credit the Director’s Stock Unit Account with a number of Stock Units determined by dividing the applicable deferred portion of the Participant’s Retainer by 90% of the Fair Market Value of a share of Common Stock on the date of the Award. If a Participant elects to defer a portion of his or her Board meeting or committee meeting fees (collectively, the “Meeting Fees”), the Corporation shall, as of the last day of the calendar year in which the fees are earned, credit the Director’s Stock Unit Account with a number of Stock Units determined by dividing the applicable deferred portion of the Participant’s fees by 90% of the Fair Market Value of a share of Common Stock on such date. Meeting Fees with respect to Board or committee meetings will be considered to be earned in the calendar year in which the applicable meeting begins. A Participant’s Stock Unit Account shall consist of such subaccounts as are necessary or convenient (the “Distribution Subaccounts”) to separately account for deferred Retainers and Meeting Fees, for deferrals in different years and for Dividend Equivalents (as defined below) thereon which are subject to different vesting provisions or distribution elections.

(b)    Statements.  The Corporation shall submit to each Participant, within 120 days after the close of each calendar year, a statement in such form as the Committee or its delegate deems desirable setting forth the balance of each Participant’s Director Stock Unit Account.

4.    Vesting of Stock Units.

(a)    Vesting.  Director Stock Units credited to a Directors Stock Unit Account (other than Director Stock Units representing Dividend Equivalents which are only credited to already vested Director Stock Units) for the calendar year with respect to a Participant’s deferred Retainer shall proportionately vest on a per diem basis assuming a 365-day year and shall fully vest at the end of the applicable calendar year. Director Stock Units credited to a Directors Stock Unit Account with respect to deferred committee or meeting fees shall at all times be fully vested. Units representing Dividend Equivalents shall at all times be fully vested.

(b)    Acceleration of Vesting of Accounts.  The vesting of the rights of each Participant in respect of any unvested Director Stock Units for a calendar year shall be accelerated if a Participant ceases to be a member of the Board by reason of death or disability during the year.

5.    Limitations on Rights Associated with Units.  A Participant’s Director Stock Unit Account shall be a memorandum account on the books of the Corporation. The Director Stock Units credited to a Participant Director’s Stock Unit Account shall be used solely as a device for the determination of the number of shares of Common Stock to be distributed eventually to the Participant under the 2000 Plan. The Director Stock Units shall not be treated as property or as a trust fund of any kind. No Participant shall be entitled to any voting or other stockholder rights with respect to Director Stock Units granted, credited or vested under the 2000 Plan. The number of Director Stock Units credited and vested (and the Common Stock to which the Participant is entitled under the 2000 Plan) shall be subject to adjustment in accordance with Section 8 hereof and Section 7 of the 2000 Plan. These Terms shall create only a contractual obligation on the part of the Corporation as to such amounts and shall not be construed as creating a trust. The 2000 Plan, in and of itself, has no assets. A Participant shall have only the rights of a general unsecured creditor of the Corporation with respect to amounts credited and rights no greater than the right to receive the Common Stock (or equivalent value) as a general unsecured creditor.

6.    Dividend Equivalent Credits to Stock Unit Account.  As of the applicable dividend payment date (“Award Date”), a Participant’s Stock Unit Account shall be credited with additional Director Stock Units in an amount equal to (x) the amount of the Dividend Equivalents representing dividends paid on that number of shares equal to the aggregate Director Stock Units vested in the Participant’s Director Stock Unit Account as of that date divided by (y) 90% of the Fair Market Value of a share of Common Stock as of that date.

7.    Distribution of Benefits.

(a)    Time and Manner of Distribution.  With respect to an election filed for Retainers, Meeting Fees and/or other fees earned after 2000, a Participant shall be entitled to receive a distribution of the vested amount deferred under such election (together with Dividend Equivalents credited pursuant to Section 8) in accordance with the Participant’s election made pursuant to the Participant’s Award Agreement in substantially the form of Schedule 1.

(b)    Change in the Manner of Distribution.  Subject to Section 12(a), a Participant may change the manner of any distribution election from a lump sum to annual installments over a period of up to five years (or vice versa) made with respect to any Retainer, Meeting Fees or other fee deferred under Section 2(b) by filing a new election with the Committee; provided, however, that no such election shall be effective until 12 months after such election is filed with the Committee, nor made with respect to any Distribution Subaccount after benefits with respect to such Distribution Subaccount have commenced. An election made pursuant to this Section 7(b) shall not affect the date of the commencement of benefits.

(c)    Change in Election of Timing of Distribution.  Subject to Section 12(a), a Participant may elect to accelerate or further defer the commencement of any distribution with respect to the Retainer, Meeting Fees or other fee deferred under Section 2(b), for any calendar year by filing a new election with the Committee; provided, however, that no such election shall be effective until 12 months after such election is filed with the Committee, nor made with respect to any Distribution Subaccount after benefits with respect to such Distribution Subaccount have commenced; further provided that no such new election shall be valid if it would not have been valid had it been made as the Participant’s initial election. An election made pursuant to this Section 7(c) shall not affect the manner (i.e., lump sum versus installments) of distribution.

(d)    Effect of Death, Disability, Retirement, or Change in Control.  Notwithstanding Sections 7(a), (b), (c) and (d), if a Participant dies or becomes disabled, or a Change in Control shall occur and the Participant’s service as a Director shall terminate, the Participant’s Director Stock Unit Accounts to the extent then credited and whether or not then vested for the remainder of the then current calendar year shall be fully vested and shall be distributed immediately in a lump sum.

(e)    Form of Distribution.  Director Stock Units credited to an Eligible Director’s Distribution Subaccounts shall be distributed in an equivalent whole number of shares of the Corporation’s Common Stock. Fractions shall be disregarded in connection with any distribution, but may be accumulated. Notwithstanding anything else contained herein to the contrary, if the number of Units remaining in the Director Stock Unit Account is less than 100, then the remaining balance shall be distributed in a lump sum.

8.    Adjustments in Case of Changes in Common Stock.  If any stock dividend, stock split, recapitalization, merger, consolidation, combination or other reorganization, exchange of shares, sale of all or substantially all of the assets of the Corporation, split-up, split-off, spin-off, extraordinary redemption, liquidation or similar change in capitalization or any distribution to holders of the Corporation’s Common Stock (other than cash dividends and cash distributions) shall occur, proportionate and equitable adjustments consistent with the effect of such event on stockholders generally (but without duplication of benefits if Dividend Equivalents are credited) shall be made in the number and type of shares of Common Stock or other securities, property and/or rights contemplated hereunder and of rights in respect of Director Stock Units and Director Stock Unit Accounts credited under the 2000 Plan so as to preserve the benefits intended.

9.    Corporation’s Right to Withhold.  The Corporation shall satisfy any income tax withholding obligation arising upon distribution of a Participant’s Stock Unit Account by reducing the number of shares of Common Stock otherwise deliverable to the Participant. The appropriate number of shares required to satisfy such tax withholding obligation in the case of Stock Units will be based on the Fair Market Value of a share of Common Stock on the day prior to the date of distribution. If the Corporation, for any reason, cannot satisfy the withholding obligation in accordance with the preceding sentence, the Participant shall pay or provide for payment in cash of the amount of any taxes which the Corporation may be required to withhold with respect to the benefits hereunder.

10.    Limitation on Eligible Directors.  Participation in the 2000 Plan shall not give any person the right to continue to serve as a member of the Board or any rights or interests other than as herein provided.

11.    Beneficiaries.

(a)    Beneficiary Designation.  Upon forms provided by and subject to conditions imposed by the Corporation, each Participant may designate in writing the Beneficiary or Beneficiaries (as defined in Section 8.2(b)) whom such Participant desires to receive any amounts payable under the 2000 Plan after his or her death. The Corporation and the Committee may rely on the Participant’s designation of a Beneficiary or Beneficiaries last filed in accordance with the terms of the 2000 Plan.

(b)    Definition of Beneficiary.  A Participant’s “Beneficiary” or “Beneficiaries” shall be the person, persons, trust or trusts (or similar entity) designated by the Participant or, in the absence of a designation, entitled by will or the laws of descent and distribution to receive the Participant’s benefits under the 2000 Plan in the event of the Participant’s death, and shall mean the Participant’s executor or administrator if no other Beneficiary is identified and able to act under the circumstances.

12.    Other Provisions.

(a)    Irrevocability of Payout Elections.  Subject to Section 8 of the 2000 Plan, a Participant may, subject to the approval of the Committee, prospectively change an election under Section 7(a) or (b) by a subsequent election that will take effect at least 12 months after the subsequent election is received by the Corporation if, in the opinion of counsel to the Corporation, the subsequent election would not adversely affect the efficacy of deferrals under the Code in respect of other Participants in the 2000 Plan. Notwithstanding the preceding sentence, a Participant shall not be permitted to change an election with respect to any Distribution Subaccount from which benefits have commenced to be distributed.

(b)    Notices.  Any notices to be given under the terms of the 2000 Plan, these Terms or a Stock Unit Award Agreement shall be in writing and addressed to the Corporation at its principal executive office, to the attention of the Corporate Secretary and to the Participant at the address given beneath the Participant’s signature on the Stock Unit Award Agreement or to his or her last address of record in the records of the Corporation.

(c)    Amendments.  The Board shall have the right to amend these Terms in whole or in part from time to time, subject to Section 8 of the 2000 Plan.

(d)    Governing Law; Severability.  The validity of these Terms or any of its provisions and provisions of Stock Unit Award Agreements shall be construed, administered and governed in all respects under and by the laws of the State of California. If any provisions of these Terms shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions shall continue to be fully effective.

(e)    Compliance with Laws.  The 2000 Plan, these Terms, and the offer, issuance and delivery of shares of Common Stock through the deferral of compensation under the 2000 Plan are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law) and to such approvals by any listing, agency or regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. Any securities delivered under the 2000 Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Corporation, provide such assurances and representations to the Corporation as the Corporation may deem necessary or desirable to assure compliance with all applicable securities laws and other legal requirements.

(f)    Restrictions on Transfer.  Neither the Stock Units, nor any interest therein, nor amount payable or Common Stock deliverable in respect thereof, may be sold, assigned, transferred, pledged or otherwise disposed of, alienated or encumbered, either voluntarily or involuntarily, other than by will or the laws of descent and distribution. This restriction on exercise and transfer shall not be deemed to prohibit, to the extent permitted by the Committee, transfers without consideration for estate and financial planning purposes. Common Stock issued upon payment of a Director Stock Unit Account shall be subject to only such restrictions on transfer as may be necessary or advisable, in the opinion of legal counsel to the Corporation, to assure compliance with applicable securities laws.

Annex G

CATELLUS DEVELOPMENT CORPORATION

2003 PERFORMANCE AWARD PLAN

G-i

CATELLUS DEVELOPMENT CORPORATION

2003 PERFORMANCE AWARD PLAN

SECTION	1. Purpose.

The purpose of this Plan is to benefit the Corporation’s stockholders by encouraging high levels of performance by individuals who contribute to the success of the Corporation and its Subsidiaries and to enable the Corporation and its Subsidiaries to attract, motivate, retain and reward talented and experienced individuals. This Plan is also intended to enable the Corporation to attract, motivate and retain experienced and knowledgeable independent directors through the benefits provided under Sections 9 and 10.

SECTION	2. Definitions; Rules of Construction.

(a)    Defined Terms.  The terms defined in this Section shall have the following meanings for purposes of this Plan:

“Award” means an award granted pursuant to Section 4, Section 9 or Section 10.

“Award Agreement” means an agreement described in Section 6, Section 9 or Section 10 entered into between the Corporation and a Participant, setting forth the terms and conditions of an Award granted to a Participant.

“Beneficiary” means a person or persons (including a trust or trusts) validly designated by a Participant or, in the absence of a valid designation, entitled by will or the laws of descent and distribution, to receive the benefits specified in the Award Agreement and under this Plan in the event of a Participant’s death.

“Board of Directors” or “Board” means the Board of Directors of the Corporation.

“Business Combination” is defined in Section 7(c)(3).

“Cash-Based Awards” means Awards, as described in Section 4(a)(5), that, if paid, must be paid in cash and that are neither denominated in nor have a value derived from the value of, nor an exercise or conversion privilege at a price related to, shares of Stock.

“Change of Control” is defined in Section 7(c).

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Committee” means the Compensation and Benefits Committee or the Special Committee, unless the context requires otherwise.

“Compensation and Benefits Committee” means the Compensation and Benefits Committee of the Board, whose members are appointed by the Board from time to time. All of the members of the Compensation and Benefits Committee, which may not be less than two, are intended at all times to qualify as “outside directors” within the meaning of Section 162(m) of the Code, and as “non-employee directors” within the meaning of Rule 16b-3; provided, however, that the failure of a member of such committee to so qualify shall not be deemed to invalidate any Award granted by such committee. Although the Compensation and Benefits Committee has the authority under the Plan to make grants of Awards to any Employee or Officer, it is anticipated that the Compensation and Benefits Committee will make grants of Awards only to those Employees or Officers who are subject to Section 16 of the Exchange Act or Section 162(m) of the Code and the rules promulgated thereunder.

“Corporation” means Catellus Development Corporation.

“Deferral Plan” means the Corporation’s Non-Employee Directors Deferred Stock Compensation Plan, which has been terminated.

“Director Stock Unit” means a non-voting unit of measurement that is deemed for bookkeeping purposes to be equivalent to one outstanding share of Common Stock of the Corporation (subject to adjustment) solely for purposes of this Plan.

“Director Stock Unit Account” means the bookkeeping account established under Section 10 and maintained by the Corporation on behalf of each Participant and credited with Director Stock Units in accordance with Section 10.

“Director Stock Unit Award” means a deferred payment award payable in Common Stock based on Director Stock Units credited to a Director Stock Unit Account under Section 10.

“Distribution Subaccounts” is defined in Appendix A, Section 3(a).

“Dividend Equivalent” means the right to receive the equivalent value (in cash or common stock) of dividends paid on Stock.

“EBIDTA” means earnings before interest, depreciation, taxes and amortization.

“Employee” means any employee (whether or not also a director) of the Corporation or any of its Subsidiaries, but excludes any part-time employee (defined for these purposes as a person regularly working fewer than 30 hours per week) or a temporary employee.

“EPS” means earnings per common share on a fully diluted basis determined by dividing (i) net earnings, less dividends on preferred stock of the Corporation by (ii) the weighted average number of common shares and common share equivalents outstanding.

“EVA” means economic value added. EVA shall be computed by multiplying the difference between the rate of return on capital and the cost of capital by the economic book value of the capital committed to the business, as determined by the Committee at the time an Award is granted.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Executive Officer” means executive officer as defined in Rule 3b-7 under the Exchange Act, provided that, if the Board has designated the executive officers of the Corporation for purposes of reporting under the Exchange Act, the designation shall be conclusive for purposes of this Plan.

“Fair Market Value” means the closing price of the relevant security for the applicable date as reported on the composite tape of New York Stock Exchange issues (or, if the security is not so listed, the principal national stock exchange on which the security is then listed or, if the security is not listed on any national stock exchange, such other reporting system as shall be selected by the Committee). The Committee shall determine the Fair Market Value of any security that is not publicly traded using criteria as it shall determine, in its sole discretion, to be appropriate for the valuation.

“FFO” means funds from operations for the applicable period, as reflected in the Corporation’s periodic financial reports for the period, on an aggregate, diluted and/or per share basis.

“For Cause” means (i) the continued failure by the Participant to substantially perform his or her duties with the Corporation or a Subsidiary (other than any such failure resulting from his or her incapacity due to physical or mental illness), or (ii) conduct by the Participant which is materially injurious to the Corporation or a Subsidiary, monetarily or otherwise, in either case as determined by the Committee.

“Incentive Stock Option” is defined in Section 4(a)(2).

“Incumbent Board” is defined in Section 7(c)(2).

“Insider” means any person who is subject to Section 16(b) of the Exchange Act.

“Meeting Fees” is defined in Appendix A, Section 3(a).

“Net Cash Flow” means cash and cash equivalents derived from either (i) net cash flow from operations or (ii) net cash flow from operations, financings, and investing activities, as determined by the Committee at the time an Award is granted.

“Non-Employee Director” means a member of the Board of Directors of the Corporation who is not also an Employee.

“Nonqualified Stock Option” is defined in Section 4(a)(1).

“Officer” means any officer (whether or not also an employee) of the Corporation or any of its Subsidiaries, but excludes, in the case of an Incentive Stock Option, an Officer of any Subsidiary that is not a “subsidiary corporation” of the Corporation as defined in Code Section 424(f).

“Option” means a Nonqualified Stock Option or an Incentive Stock Option, as described in Section 4(a)(1) or (2).

“Participant” means any Employee, any Officer or any Non-Employee Director who is granted an Award pursuant to this Plan that remains outstanding.

“Performance-Based Awards” is defined in Section 4(b).

“Performance Goal” means EBITDA, EPS, EVA, FFO, ROE, Net Cash Flow, Total Stockholder Return, any individual quantity that is used to determine any of the foregoing, receipt of entitlements or natural resource permits, completion or closing of transactions, construction or inventory or investment activity, bringing assets to market, hiring or other staffing targets, resolution of administrative or judicial proceedings or disputes, new clients, customers, or relationships, and any budget or projections for any of the preceding items for future expenses. “Performance Goals” means any combination of the items listed in the preceding sentence.

“QDRO” means a qualified domestic relations order as defined in Section 414(p) of the Code or Title I, Section 206(d)(3) of the Employee Retirement Income Security Act of 1974, as amended from time to time (to the same extent as if this Plan was subject thereto), or the applicable rules thereunder.

“Qualifying Option” is defined in Section 4(b).

“Qualifying Stock Appreciation Right” is defined in Section 4(b).

“Retainer” means the annual retainer payable by the Corporation to a Non-Employee Director.

“ROE” means consolidated net income of the Corporation (less preferred dividends) divided by the average consolidated common stockholders equity.

“Rule 16b-3” means Rule 16b-3 under Section 16 of the Exchange Act, as amended from time to time.

“Share-Based Awards” means Awards, as described in Sections 4(a)(1) through (4), that are payable or denominated in or have a value derived from the value of, or an exercise or conversion privilege at a price related to, shares of Stock and Awards under Section 10.

“Share Units” means the number of units under a Share-Based Award that is payable solely in cash or is actually paid in cash, determined by reference to the number of shares of Stock by which the Share-Based Award is measured.

“Special Committee” means a committee consisting of one or more members of the Board that is appointed by the Board from time to time. The member or members of the Special Committee need not qualify as “outside directors” within the meaning of Section 162(m) of the Code, or as “non-employee directors” within the meaning of Rule 16b-3. Although the Special Committee has the authority under the Plan, within limits (if any) authorized by the Compensation and Benefits Committee, or the Board, to make grants of Awards to any Employee or Officer, it is anticipated that if any member of the Special Committee does not qualify as an “outside director” or “non-employee director,” the Special Committee will make grants of Awards only to those Participants who are not subject to Section 16 of the Exchange Act or Section 162(m) of the Code and the rules promulgated thereunder.

“Stock” means shares of Common Stock of the Corporation, par value $.01 per share, subject to adjustments made under Section 7 or by operation of law.

“Stock Appreciation Right” is defined in Section 4(a)(3).

“Stock Trading Price” means the average of the closing prices of the relevant security for 30 consecutive days as reported on the composite tape of New York Stock Exchange issues (or, if the security is not so listed, the principal national stock exchange on which the security is then listed or, if the security is not listed on any national stock exchange, such other reporting system as shall be selected by the Committee). The Committee shall determine the Stock Trading Price of any security that is not publicly traded using criteria that it shall determine, in its sole discretion, to be appropriate for the valuation.

“Subsidiary” means, as to any person, any corporation, association, partnership, joint venture or other business entity of which 50% or more of the voting stock or other equity interests (in the case of entities other than corporations) is owned or controlled (directly or indirectly) by that entity, or by one or more of the Subsidiaries of that entity, or by a combination thereof.

“Total Stockholder Return” means, with respect to the Corporation or other entities (if measured on a relative basis), the (i) change in the market price of its common stock (as quoted in the principal market on which it is traded as of the beginning and ending of the period) plus dividends and other distributions paid, divided by (ii) the beginning quoted market price, all of which is adjusted for any changes in equity structure including, but not limited to, stock splits and stock dividends.

(b)    Financial and Accounting Terms.  Except as otherwise expressly provided or the context otherwise requires, financial and accounting terms, including terms defined herein as Performance Goals, are used as defined for purposes of, and shall be determined in accordance with, generally accepted accounting principles and as derived from the audited consolidated financial statements of the Corporation, prepared in the ordinary course of business.

(c)    Rules of Construction.  For purposes of this Plan and the Award Agreements, unless otherwise expressly provided or the context otherwise requires, the terms defined in this Plan include the plural and the singular, and pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms.

SECTION	3. Eligibility

Any one or more Awards may be granted to any Employee or any Officer who is designated by the Compensation and Benefits Committee or the Special Committee to receive an Award. Non-Employee Directors shall not be eligible to receive any Awards except for (a) the Nonqualified Stock Options and/or restricted stock awards under the provisions of Section 9, and (b) Director Stock Unit Awards pursuant to Section 10.

SECTION	4. Awards

(a)    Type of Awards.  Each Committee may grant any of the following types of Awards, either singly, in tandem, or in combination with other Awards:

(1)    Nonqualified Stock Options.  A Nonqualified Stock Option is an Award in the form of an option to purchase Stock that is not intended to comply with the requirements of Code Section 422. The exercise price of each Nonqualified Stock Option granted under this Plan shall be not less than the Fair Market Value of the Stock on the date that the Option is granted.

(2)    Incentive Stock Options.

(A)    General Code Provisions.  An Incentive Stock Option is an Award in the form of an option to purchase Stock that is intended to comply with the requirements of Code Section 422 or any successor section of the Code. Incentive Stock Options may only be granted to Employees of the Corporation or a Subsidiary that qualifies as a “subsidiary corporation” pursuant to Section 424(f) of the Code. For this purpose, a “subsidiary corporation” means any Subsidiary that is a corporation in an unbroken chain of corporations beginning with the Corporation if, at the time of the granting of the option, each of the corporations other than the last corporation in the unbroken chain of corporations owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The exercise price of each Incentive Stock Option granted under this Plan shall be not less than the Fair Market Value of the Stock on the date that the Option is granted; provided, however, that the exercise price of any Incentive Stock Option granted to a Participant who owns more than 10% of the total combined voting power of all classes of stock of the Corporation or any Subsidiary shall not be less than 110% of such Fair Market Value. In addition, the Committee shall include such other terms of any Incentive Stock Option as it deems necessary or desirable to qualify the Option as an incentive stock option under the provisions of Section 422 of the Code.

(B)    $100,000 Limit.  To the extent that the aggregate “fair market value” of Stock with respect to which one or more incentive stock options first become exercisable by a Participant in any calendar year exceeds $100,000, taking into account both Stock subject to Incentive Stock Options under this Plan and stock subject to incentive stock options under all other plans of the Corporation or of other entities referenced in Code Section 422(d)(1), the Options shall be treated as Nonqualified Stock Options. In reducing the number of options treated as incentive stock options to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Committee may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an Incentive Stock Option.

(3)    Stock Appreciation Rights.  A Stock Appreciation Right is an Award in the form of a right to receive, upon surrender of the right, but without other payment, an amount based on appreciation in the value of Stock over a base price established in the Award, payable in cash, Stock or such other form or combination of forms of payout, at times and upon conditions (which may include a Change of Control), as may be approved by the Committee. The minimum base price of a Stock Appreciation Right granted under this Plan shall be not less than the lowest of the Fair Market Value of the underlying Stock on the date the Stock Appreciation Right is granted or, in the case of a Stock Appreciation Right related to an Option (whether already outstanding or concurrently granted), the exercise price of the related Option.

(4)    Other Share-Based Awards.  Each Committee may from time to time grant Awards under this Plan that provide Participants with Stock or the right to purchase Stock, or provide other incentive Awards (including, but not limited to, restricted stock, phantom stock or units, performance stock or units, bonus stock, dividend equivalent units, partnership profits interest convertible to Stock, convertible preferred stock, convertible debentures, exchangeable securities or similar securities or rights) that have a value derived from the value of, or an exercise or conversion privilege at a price related to, or that are otherwise payable in shares of Stock, as well as Awards valued by reference to Subsidiary performance. The Awards shall be in a form determined by the Committee, provided that the Awards shall not be inconsistent with the other express terms of this Plan.

(5)    Cash-Based Awards.  Cash-Based Awards are Awards that provide Participants with the opportunity to earn a cash payment based upon the level of performance relative to one or more performance goals established by the Committee for an award cycle consisting of any period of time up to five years. For each award cycle, the Committee shall determine the size of the Awards, the performance goals, the performance target levels as to each of the performance goals, the level or levels of achievement necessary for award payments and the weighting of the performance goals, if more than one performance goal is applicable.

(b)    Special Performance-Based Awards.  Without limiting the generality of the foregoing, any of the type of Awards listed in Section 4(a) also may be granted by the Compensation and Benefits Committee as awards that satisfy the requirements for “performance-based compensation” within the meaning of Code Section 162(m) (“Performance-Based Awards”), the grant, vesting, exercisability, or payment of which depends on the degree of achievement of the specific and preestablished target levels established by the Compensation and Benefits Committee with respect to one or more of the Performance Goals for the Corporation, any of its subsidiaries, or any of their divisions or other business units, or any groups thereof. Notwithstanding anything contained in this Section 4(b) to the contrary, any Option or Stock Appreciation Right awarded by the Compensation and Benefits Committee with an exercise price or a base price not less than Fair Market Value on the date of grant shall be subject only to the requirements of clauses (1) and (3)(A) below in order for such Awards to satisfy the requirements for Performance-Based Awards under this Section 4(b) (with such Awards hereinafter referred to as a “Qualifying Option,” or a “Qualifying Stock Appreciation Right,” respectively). With the exception of any Qualifying Option or Qualifying Stock Appreciation Right, an Award by the Compensation and Benefits Committee that is intended to satisfy the requirements of this Section 4(b) shall be designated as a Performance-Based Award at the time of grant.

(1)    Eligible Class.  The eligible class of persons for Awards under this Section 4(b) shall be all Employees and Officers.

(2)    Performance Goals.  The specific performance targets for any Awards under this Section 4(b) (other than Qualifying Options and Qualifying Stock Appreciation Rights) shall be, on an absolute or relative basis, based on one or more of the Performance Goals. The specific performance target(s) with respect to Performance Goal(s) must be established by the Compensation and Benefits Committee in advance of the deadlines applicable under Code Section 162(m) and while the performance relating to the Performance Goal(s) remains substantially uncertain. The Compensation and Benefits Committee shall provide, in terms of an objective formula or standard for each Participant, the method of computing the maximum amount payable or maximum number of shares of Stock or Share Units issuable to the Participant if the specific targets are attained (subject to the other provision of this Plan). The objective formula or standard shall preclude the use of discretion to increase the amount of any cash or shares of Stock or Stock Units earned pursuant to the terms of an Award.

(3)    Individual Limits.

(A)    Share-Based Awards.  The maximum number of shares of Stock or Share Units that are issuable under Options, Stock Appreciation Rights or other Share-Based Awards (described under Section 4(a)(4)) that are granted as Performance-Based Awards during any one calendar year to any one Participant under this Plan shall not exceed 1,000,000, either individually or in the aggregate, subject to adjustment as provided in Section 7. Awards that are canceled during the year shall be counted against this limit to the extent required by Code Section 162(m).

(B)    Cash-Based Awards.  The aggregate amount of compensation to be paid to any Participant under this Plan in respect of Cash-Based Awards that are granted during any one calendar year to any one individual as Performance-Based Awards shall not exceed $2,500,000.

(4)    Committee Certification.  Before any Performance-Based Award under this Section 4(b) (other than Qualifying Options and Qualifying Stock Appreciation Rights) is paid, the Compensation and Benefits Committee must certify in writing (by resolution or otherwise) that the applicable Performance Goal(s) and any other material terms of the Performance-Based Award were satisfied; provided, however, that a Performance-Based Award may be paid without regard to the satisfaction of the applicable Performance Goal in the event of a Change of Control as provided in Section 7(b).

(5)    Terms and Conditions of Awards; Committee Discretion to Reduce Performance Awards.  The Compensation and Benefits Committee shall have discretion to determine the conditions, restrictions or other limitations, in accordance with the terms of this Plan and Code Section 162(m), on the payment of individual Performance-Based Awards under this Section 4(b). To the extent set forth in an Award Agreement, the Compensation and Benefits Committee may reserve the right to reduce the amount payable in accordance with any standards or on any other basis (including the Committee’s discretion), as the Compensation and Benefits Committee may impose.

(6)    Adjustments.  In the event of (i) a change in corporate capitalization, a corporate transaction or a complete or partial corporate liquidation, or (ii) any extraordinary gain or loss or other event that is treated for accounting purposes as an extraordinary item under generally accepted accounting principles, or (iii) any material change in accounting policies or practices affecting the Corporation and/or the Performance Goals or targets, then, to the extent any of the foregoing events (or a material effect thereof) was not anticipated at the time the targets were set, the Compensation and Benefits Committee shall make adjustments to the Performance Goals and/or targets, applied as of the date of the event, and based solely on objective criteria, so as to neutralize, in the Compensation and Benefits Committee’s judgment, the effect of the event on the applicable Performance-Based Award. In addition, the Compensation and Benefits Committee may determine at the time the specific performance targets are established that adjustments shall apply to the objective formula or standard with respect to the applicable performance target to take into account, in whole or in part, in any manner specified by the Compensation and Benefits Committee, any one or more of the following events that is anticipated to occur during the performance period: (i) a change in corporate capitalization, a corporate transaction or a complete or partial corporate liquidation, (ii) any extraordinary gain or loss or other extraordinary item, or (iii) any material change in accounting policies or practices, which adjustments shall be determined in accordance with generally accepted accounting principles and standards unless the Compensation and Benefits Committee designates another objective method of measurement.

(7)    Interpretation.  Except as specifically provided in this Section 4(b), the provisions of this Section 4(b) shall be interpreted and administered by the Compensation and Benefits Committee in a manner consistent with the requirements for exemption of Performance-Based Awards granted to Executive Officers as “performance-based compensation” under Code Section 162(m) and regulations and other interpretations issued by the Internal Revenue Service thereunder.

(c)    Maximum Term of Awards.  Except as provided in or pursuant to Section 10, no Award that contemplates exercise or conversion may be exercised or converted to any extent, and no other Award that defers vesting, shall remain outstanding and unexercised, unconverted or unvested more than 10 years after the date the Award was initially granted.

SECTION	5. Shares of Stock and Units Available under Plan.

(a)    Aggregate Share and Unit Limit.  The maximum number of shares of Stock that may be issued pursuant to this Plan for all Share-Based Awards (including Incentive Stock Options, Share Units, and Director Stock Units) is 2,000,000, subject to adjustment as provided in this Section 5 or Section 7. Of that number, all may be issued as Options but no more than 1,500,000 shares may be issued as restricted stock and/or pursuant to Share-Based Awards other than (1) Options, (2) Stock Appreciation Rights, (3) Director Stock Units, or (4) Awards granted in lieu of cash compensation that would otherwise be payable to the Participant and have a value equal to such cash compensation.

(b)    Reissue of Shares and Other Awards.  Any unexercised, unconverted, unvested or undistributed portion of any expired, canceled, terminated, or forfeited Award, or any alternative form of consideration under an Award that is not paid in connection with the settlement of an Award or any portion of an Award, shall again be available for Award under Section 5(a) or 5(b), as applicable, whether or not the Participant has received benefits of ownership (such as dividends or dividend equivalents or voting rights) during the period in which the Participant’s ownership was restricted or otherwise not vested. Shares of Stock that are issued pursuant to Awards and subsequently reacquired by the Corporation pursuant to the terms and conditions of the Awards shall be available for reissuance under the Plan. If the Corporation withholds shares of Stock pursuant to Section 5(g), the number of shares that would have been deliverable with respect to an Award but that are withheld may in effect not be issued but the aggregate number of shares issuable with respect to the applicable Award shall be reduced by the number of shares withheld and such shares shall be available for additional Awards under this Plan.

(c)    Interpretive Issues.  Additional rules for determining the number of shares of Stock or Share Units authorized under this Plan may be adopted by the Committee, as it deems necessary or appropriate.

(d)    Source of Shares; No Fractional Shares.  The Stock that may be issued (which term includes Stock reissued or otherwise delivered) pursuant to an Award under this Plan may be treasury or authorized but unissued Stock or Stock reacquired, subsequently or in anticipation of a transaction under this Plan, in the open market or in privately negotiated transactions to satisfy the requirements of this Plan. No fractional shares shall be issued but fractional interests may be accumulated. The Committee, however, may determine that cash, other securities, or other property will be paid or transferred in lieu of any fractional share interests.

(e)    Consideration.  The Stock issued under this Plan may be issued (subject to Section 12(d)) for any lawful form of consideration, the value of which equals the par value of the Stock or such greater or lesser value as the Committee, consistent with Sections 12(d), 4(a)(1), 4(a)(2) and 4(a)(3), may require.

(f)    Purchase or Exercise Price; Withholding.  The exercise or purchase price (if any) of the Stock issuable pursuant to any Award and any withholding obligation under applicable tax laws shall be paid in cash or, subject to the Committee’s express authorization and the restrictions, conditions and procedures the Committee may impose, any one or combination of (i) cash, (ii) a check payable to the order of the Corporation, (iii) the delivery of shares of Stock, provided that any such shares used in payment shall have been owned by the Participant at least six months prior to the date of exercise (or with the consent of the Committee, for less than six months), (iv) a reduction in the amount of Stock or other amounts otherwise issuable or payable pursuant to such Award, (v) notice and third party payment in such manner as may be authorized by the Committee in accordance with Section 5(g) below, or (vi) with respect to a Participant who is not an Executive Officer or a director of the Corporation the delivery of a promissory note, or other obligation for the future payment in money, the terms and conditions of which shall be determined (subject to Section 12(d)) by the Committee. In the case of a payment by the means described in clause (iii) or (iv) above, the Stock to be so delivered or offset shall be determined by reference to the Fair Market Value of the Stock on the date as of which the payment or offset is made.

(g)    Cashless Exercise.  The Committee may permit the exercise of the Award and payment of any applicable withholding tax in respect of an Award by delivery of written notice, subject to the Corporation’s receipt of a third party payment in full in cash for the exercise price and the applicable withholding prior to issuance of Stock, in the manner and subject to the procedures as may be established by the Committee.

SECTION	6. Award Agreements.

Each Award under this Plan shall be evidenced by an Award Agreement in a form approved by the Committee setting forth, in the case of Share-Based Awards, the number of shares of Stock or Share Units, as applicable, subject to the Award, and the price (if any) and term of the Award and, in the case of Performance-Based Awards, the applicable Performance Goals. The Award Agreement shall also set forth (or incorporate by reference) other material terms and conditions applicable to the Award as determined by the Committee consistent with the limitations of this Plan.

(a)    Incorporated Provisions.  Award Agreements shall be subject to the terms of this Plan and shall be deemed to include the following terms, unless the Committee in the Award Agreement otherwise (consistent with applicable legal considerations) provides:

(1)    Nonassignability.  The Award shall not be assignable nor transferable, except (A) by will or by the laws of descent and distribution, or (B) in the case of an Award that is not an Incentive Stock Option, pursuant to a QDRO or any other exception to transfer restrictions expressly permitted by the Committee and set forth in the Award Agreement (or an amendment thereto), or (C) in the case of Awards constituting Incentive Stock Options, as permitted by the Code. The restrictions on exercise and transfer shall not be deemed to prohibit, to the extent permitted by the Committee, transfers of Awards other than Incentive Stock Options without consideration for estate planning, financial planning, and charitable purposes, nor transfers to such other persons or in such other circumstances as the Committee may in the Award Agreement expressly permit. During the lifetime of a Participant the Award shall be exercised only by such Participant or by his or her guardian or legal representative, except as expressly otherwise provided consistent with the foregoing transfer restrictions. A Participant may designate a Beneficiary or Beneficiaries to receive the Participant’s benefits under the Plan in the event of the Participant’s death upon forms provided by and subject to conditions imposed by the Corporation and the designation of a Beneficiary hereunder shall not constitute a transfer prohibited by the foregoing provisions.

(2)    Rights as Stockholder.  A Participant shall have no rights as a holder of Stock with respect to any unissued securities covered by an Award until the date the Participant becomes the holder of record of these securities. Except as provided in Section 7, no adjustment or other provision shall be made for dividends or other stockholder rights, except to the extent that the Award Agreement provides for dividend equivalents or similar economic benefits.

(3)    Withholding.  The Corporation shall be entitled to require payment in cash or deduction from other compensation payable to each Participant of any sums required by federal, state, or local tax law to be withheld with respect to the issuance, vesting, exercise, or payment of any Award. The Compensation and Benefits Committee may, in its discretion and in satisfaction of the foregoing requirement, allow such Participant to elect to have the Corporation withhold shares of Stock otherwise issuable under such Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise, or payment of any Award (or which may be repurchased from the Participant within six months after such shares of Stock were acquired by the Participant from the Corporation) to satisfy the Participant’s federal and state income and payroll tax liabilities with respect to the issuance, vesting, exercise, or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liability based on the minimum statutory withholding rates for federal and state income and payroll tax purposes that are applicable to such supplemental taxable income. In the case of an Award paid in shares of Stock, a Participant shall satisfy the withholding obligation as provided in Section 5(g).

(4)    Option Holding Period.  Subject to the authority of the Committee under Section 7, a minimum six-month period shall elapse between the date of initial grant of any Option and the sale of the underlying shares of Stock, and the Corporation may impose legend and other restrictions on the Stock issued on exercise of the Options to enforce this requirement.

(b)    Other Provisions.  Award Agreements may include other terms and conditions as the Committee shall approve including, but not limited to, the following:

(1)    Termination of Employment.  A provision describing the treatment of an Award in the event of the retirement, disability, death or other termination of a Participant’s employment with or services to the Corporation or any Subsidiary, including any provisions relating to the vesting, exercisability, forfeiture or cancellation of the Award in these circumstances, subject, in the case of Performance-Based Awards, to any applicable requirements for “performance-based compensation” under Code Section 162(m).

(2)    Vesting; Effect of Termination; Change of Control.  Any other terms consistent with the terms of this Plan as are necessary and appropriate to effect the Award to the Participant including, but not limited to, the vesting provisions, any requirements for continued employment, any other restrictions or conditions (including performance requirements) of the Award, and the method by which (consistent with Section 7) the restrictions or conditions lapse, and the effect on the Award of a Change of Control.

(3)    Replacement and Substitution.  Any provisions permitting or requiring the surrender of outstanding Awards or securities held by the Participant in whole or in part in order to exercise or realize rights under or as a condition precedent to other Awards, or in exchange for the grant of new or amended Awards under similar or different terms; provided, however, that no such exchange shall have the effect of reducing the exercise price or purchase price of an Award previously issued under this Plan, except in connection with an adjustment permitted pursuant to Section 7.

(4)    Termination of Benefits.  A provision that any and all unexercised Awards and all rights under this Plan of a Participant who received such Award (or his or her designated Beneficiary or legal representative) and the exercise or vesting thereof, shall be forfeited if, prior to the time of such exercise, the Participant shall (i) be employed by a competitor of, or shall be engaged in any activity in competition with, the Corporation without the Corporation’s consent, (ii) divulge without the Corporation’s consent any secret or confidential information belonging to the Corporation, (iii) engage in any other activities which would constitute grounds for termination For Cause, or (iv) be terminated For Cause.

(c)    Contract Rights, Forms and Signatures.  Any obligation of the Corporation to any Participant with respect to an Award shall be based solely upon contractual obligations created by this Plan and an Award Agreement. No Award shall be enforceable until the Award Agreement or a receipt has been signed by the Participant and on behalf of the Corporation by an Executive Officer (other than the recipient) or his or her delegate. By executing the Award Agreement or receipt, a Participant shall be deemed to have accepted and consented to the terms of this Plan and any action taken in good faith under this Plan by and within the discretion of the Committee, the Board of Directors or their delegates. Unless the Award Agreement otherwise expressly provides, there shall be no third party beneficiaries of the obligations of the Corporation to the Participant under the Award Agreement.

SECTION	7. Adjustments; Change of Control; Acquisitions

(a)    Adjustments.  If there shall occur any recapitalization, stock split (including a stock split in the form of a stock dividend), reverse stock split, merger, combination, consolidation, or other reorganization or any extraordinary dividend or other extraordinary distribution in respect of the Stock (whether in the form of cash, Stock or other property), or any split-up, spin-off, extraordinary redemption, or exchange of outstanding Stock, or there shall occur any other similar corporate transaction or event in respect of the Stock, or a sale of substantially all the assets of the Corporation as an entirety, then the Committee shall, in the manner and to the extent, if any, as it deems appropriate and equitable to the Participants and consistent with the terms of this Plan, and taking into consideration the effect of the event on the holders of the Stock:

(1)    proportionately adjust any or all of

(A)    the number and type of shares of Stock, Share Units and Director Stock Units which thereafter may be made the subject of Awards (including the specific maximum numbers of shares of Stock or Share Units set forth elsewhere in this Plan),

(B)    the number, amount and type of shares of Stock, other property, Share Units and Director Stock Units or cash subject to any or all outstanding Awards,

(C)    the grant, purchase or exercise price, or conversion ratio of any or all outstanding Awards, or of the Stock, other property or Share Units and Director Stock Units underlying the Awards,

(D)    the securities, cash or other property deliverable upon exercise or conversion of any or all outstanding Awards,

(E)    subject to Section 4(b), the performance targets or standards appropriate to any outstanding Performance-Based Awards, or

(F)    any other terms as are affected by the event; or

(2)    provide for

(A)    an appropriate and proportionate cash settlement or distribution, or

(B)    the substitution or exchange of any or all outstanding Awards, or the cash, securities or property deliverable on exercise, conversion or vesting of the Awards.

Notwithstanding the foregoing, in the case of an Incentive Stock Option, no adjustment shall be made which would cause this Plan to violate Section 424(a) of the Code or any successor provisions thereto, without the written consent of the Participant adversely affected thereby. The Committee may act prior to an event described in this paragraph (a) (including at the time of an Award by means of more specific provisions in the Award Agreement) if deemed necessary or appropriate to permit the Participant to realize the benefits intended to be conveyed by an Award in respect of the Stock in the case of an event described in paragraph (a).

(b)    Change of Control.  The Committee may, in the Award Agreement, provide for the effect of a Change of Control on an Award. Such provisions may include, but are not limited to, any one or more of the following with respect to any or all Awards: (i) the specific consequences of a Change of Control on the Awards; (ii) a reservation of the Committee’s right to determine in its discretion at any time that there shall be full acceleration or no acceleration of benefits under the Awards; (iii) that only certain or limited benefits under the Awards shall be accelerated; (iv) that the Awards shall be accelerated for a limited time only; or (v) that acceleration of the Awards shall be subject to additional conditions precedent (such as a termination of employment following a Change of Control).

In addition to any action required or authorized by the terms of an Award, the Committee may take any other action it deems appropriate to ensure the equitable treatment of Participants in the event of or in anticipation of a Change of Control including, but not limited to, any one or more of the following with respect to any or all Awards: (i) the acceleration or extension of time periods for purposes of exercising, vesting in, or realizing gain from, the Awards; (ii) the waiver of conditions on the Awards that were imposed for the benefit of the Corporation; (iii) provision for the cash settlement of the Awards for their equivalent cash value, as determined by the Committee, as of the date of the Change of Control; or (iv) such other modification or adjustment to the Awards as the Committee deems appropriate to maintain and protect the rights and interests of Participants upon or following the Change of Control. The Committee also may accord any Participant a right to refuse any acceleration of exercisability, vesting or benefits, whether pursuant to the Award Agreement or otherwise, in such circumstances as the Committee may approve.

Notwithstanding the foregoing provisions of this Section 7(b) or any provision in an Award Agreement to the contrary, if the vesting of any Award to any Insider is accelerated to a date that is less than six months after the date of the Award, the Committee may prohibit a sale of the underlying Stock (other than a sale by operation or law in exchange for or through conversion into other securities) until the expiration of such six-month period, and the Corporation may impose legend and other restrictions on the Stock to enforce this prohibition.

(c)    Change of Control Definition.  For purposes of this Plan, a “Change of Control” of the Corporation shall be deemed to have occurred upon the happening of any of the following events:

(1)    the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 25% or more of either (a) the then outstanding shares of common stock of or (b) the combined voting power of the then outstanding shares of Stock and other stock of the Corporation entitled to vote generally in the election of directors. For the purposes of this subsection (1), the following shall not constitute a Change of Control:

(A)    any acquisition of common stock or voting securities directly from the Corporation;

(B)    any acquisition of common stock or voting securities by the Corporation or any of its Subsidiaries;

(C)    any acquisition of common stock or voting securities by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any of its Subsidiaries;

(D)    any acquisition or ownership by a Person of 25% of either the outstanding corporate common stock or the outstanding corporate voting securities as a result of an acquisition of common stock or voting securities by the Corporation which, by reducing the number of shares of common stock or voting securities of the Corporation outstanding, increases the proportionate numbers of shares beneficially owned by such Person up to 25% or more of either the outstanding corporate common stock or the outstanding corporate voting securities; provided, however, that if a Person becomes the beneficial owner of 25% or more of either the Corporation’s outstanding corporate common stock or the Corporation’s outstanding voting securities by reason of a share acquisition by the Corporation as described above, that Person shall, after such share acquisition by the Corporation, become the beneficial owner of any additional shares of common stock or voting securities of the Corporation, then such additional acquisition shall constitute a Change of Control; or

(E)    any acquisition of common stock or voting securities pursuant to a transaction which complies with clauses (a), (b), and (c) of section 7(c)(3); or

(2)    individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the stockholders of the Corporation, was approved by a vote of at least a majority of the persons then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors; or

(3)    consummation by the Corporation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Corporation, or the acquisition of assets (a “Business Combination”), in each case, unless, following such Business Combination, (a) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding common stock or outstanding voting securities of the Corporation, immediately prior to such Business Combination beneficially own, directly and indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Corporation or all or substantially all of the Corporation’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the outstanding corporation common stock and outstanding corporation voting securities, as the case may be, (b) no person (excluding any employee benefit plan (or related trust) of the Corporation or such corporation resulting from a Business Combination), beneficially owns, directly or indirectly, 25% or more, respectively, of the then outstanding shares of common stock in the corporation resulting from such Business Combination, except to the extent that such ownership existed prior to the Business Combination and (c) at least a majority of the members of the Board of Directors resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(4)    approval by the stockholders of the Corporation of a complete liquidation or dissolution of the Corporation.

(d)    Business Acquisitions.  Awards may be granted under this Plan on the terms and conditions as the Committee considers appropriate, which may differ from those otherwise required by this Plan, to the extent necessary to reflect a substitution for or assumption of stock incentive awards held by employees of other entities who become employees of the Corporation or a Subsidiary as the result of a merger of the employing entity with, or the acquisition of the property or stock of the employing entity by, the Corporation or a Subsidiary, directly or indirectly.

SECTION	8. Administration.

(a)    Committee Authority and Structure.  The Plan and all Awards granted under the Plan will be administered by the Compensation and Benefits Committee and the Special Committee. For purposes of any action taken by the Compensation and Benefits Committee or the Special Committee, whichever is applicable, a majority of the members will constitute a quorum, and the action of the members present at any meeting at which a quorum is present, or acts unanimously approved in writing, will be the acts of the applicable committee. Notwithstanding the foregoing, Awards under Section 9 and 10 shall be administered by the Board.

(b)    Selection and Grant.  Each Committee shall have the authority to determine the Employees (if any) to whom Awards will be granted under this Plan, the type of Award or Awards to be made, and the nature, amount, pricing, timing, and other terms of Awards to be made to any one or more of these individuals, and to establish the installments (if any) in which such Awards shall become exercisable or shall vest, or determine that no delayed exercisability or vesting is required, and establish the events of termination or reversion of such Awards, subject to the terms of this Plan.

(c)    Construction and Interpretation.  The Board, the Compensation and Benefits Committee and the Special Committee have the full authority and discretion to administer the Plan and to take any action that is necessary or advisable in connection with the administration of the Plan, including without limitation the authority and discretion to interpret and construe any provision of the Plan or of any agreement, notification or document evidencing the grant of an Award. The interpretation and construction by the Board, the Compensation and Benefits Committee or the Special Committee, as applicable, of any such provision and any determination by the Board, the Compensation and Benefits Committee or the Special Committee pursuant to any provision of the Plan or of any such agreement, notification or document will be final and conclusive; provided, that in the event the Compensation and Benefits Committee disagrees with the Special Committee with respect to such interpretation, construction or determination, the Compensation and Benefits Committee’s determination will be final and conclusive; provided further, that in the event that the Board disagrees with the Compensation and Benefits Committee, the Board’s determination will be final and conclusive. If there is any conflict between an Award Agreement and any non-discretionary provisions of this Plan, the terms of this Plan shall govern.

(d)    Express Authority (and Limitations on Authority) to Change Terms of Awards.  Without limiting each Committee’s authority under other provisions of this Plan (including Sections 4(b), 7, 10, and 11), but subject to any express limitations of this Plan (including under Sections 7, 10, and 11), each Committee shall have the authority to accelerate the exercisability or vesting of an Award, to extend the term or waive early termination provisions of an Award (subject to the maximum ten-year term under Section 4(c)), to cancel, modify or waive the Corporation’s rights with respect to an Award or restrictive conditions of an Award (including forfeiture conditions), to modify, discontinue, suspend, or terminate any or all outstanding Awards held by Employees or Officers, with or without adjusting any holding period or other terms of the Award, in any case in such circumstances as the Committee deems appropriate; provided, however, that no such action by the Committee shall, in any way adversely affect any Award then outstanding and evidenced by an Award Agreement, without the affected Participant’s written consent. The Committee may not, however, reduce by amendment the exercise or purchase price of an outstanding award.

(e)    Exclusive Authority for Section 162(m).  Notwithstanding any provision of the Plan to the contrary, the Compensation and Benefits Committee will have the exclusive authority and discretion to take any action required or permitted to be taken under the provisions of this Section, Section 4(b), Section 7 and Section 11 with respect to Awards granted under the Plan that are intended to comply with the requirements of Section 162(m) of the Code.

(f)    Rule 16b-3 Conditions; Bifurcation of Plan.  It is the intent of the Corporation that Awards be interpreted in a manner that, in the case of Awards intended as exempt grants or purchases under Section 16 of the Exchange Act to Participants who are or may be Insiders, satisfies any applicable requirements of Rule 16b-3, so that these persons will be entitled to the benefits of Rule 16b-3 or other exemption rules under Section 16 and will not be subjected to avoidable liability thereunder.

(g)    Delegation and Reliance.  Each Committee may delegate to the officers or employees of the Corporation the authority to execute and deliver those instruments and documents, to do all acts and things, and to take all other steps deemed necessary, advisable or convenient for the effective administration of this Plan in accordance with its terms and purpose, except that a Committee may not delegate any discretionary authority to grant or amend an Award or with respect to substantive decisions or functions regarding this Plan or Awards as these relate to the material terms of Performance-Based Awards to Executive Officers or to the timing, eligibility, pricing, amount or other material terms of Awards to Insiders. In making any determination or in taking or not taking any action under this Plan, the Board and each Committee may obtain and may rely upon the advice of experts, including professional advisors to the Corporation. No director, officer, employee or agent of the Corporation shall be liable for any such action or determination taken or made or omitted in good faith.

(h)    Exculpation and Indemnity.  Neither the Corporation nor any member of the Board of Directors or of any Committee, nor any other person participating in any determination of any question under this Plan, or in the interpretation, administration or application of this Plan, shall have any liability to any person for any action taken or not taken in good faith under this Plan or for the failure of an Award (or action in respect of an Award) to satisfy Code requirements as to incentive stock options or to realize other intended tax consequences, to qualify for exemption or relief under Rule 16b-3 or to comply with any other law, compliance with which is not required on the part of the Corporation.

SECTION	9. Non-Employee Director Options.

(a)    Participation.  Awards under this Section 9 shall be nondiscretionary, shall be made only to Non-Employee Directors and shall be evidenced by Award Agreements setting forth the terms and conditions in this Section 9 and in Sections 6(a) and 6(b).

(b)    Annual Awards.    Each Non-Employee Director shall be awarded an annual grant of Non-Qualified Stock Options pursuant to Section 9(b)(1); provided, however, that the Board, in its sole discretion, may award to each Non-Employee Director an annual Award of restricted stock in addition to such annual stock option grant or in lieu thereof. Subject to other provisions of this Plan, including without limitation the share limits of Section 5(a), any such annual Award of restricted stock shall be made with respect to such number of shares and on such terms and conditions as determined by the Board in its sole discretion, which number of shares and terms and conditions shall be the same for each Non-Employee Director receiving such annual Award.

(1)	Annual Option Grants.

(A)    Initial Award.  After approval of this Plan by the stockholders of the Corporation, if any person who is not then an officer or employee of the Corporation shall become a director of the Corporation, there shall be granted automatically to such person (without any action by the Board or Committee and in lieu of any similar automatic option grant under existing performance award plans) a Nonqualified Stock Option (the date of grant of which shall be the date such person takes office) to purchase a number of shares of Stock equal to 5,000 multiplied by a fraction the numerator of which is the number of months that will lapse between the date the person becomes a director and the anticipated date of the Corporation’s next annual stockholders meeting, and the denominator of which is 12.

(B)    Subsequent Annual Awards.  Immediately following the annual stockholders meeting in each year during the term of this Plan there shall be granted automatically (without any action by the Committee or the Board and in lieu of any similar automatic option grant under existing performance award plans) a Nonqualified Stock Option (the date of grant of which shall be such date) to each Non-Employee Director then continuing in office to purchase 5,000 shares of Stock.

(2)    Option Price.  The purchase price per share of the Stock covered by each Option granted under this Section 9 shall be 100% of the Fair Market Value of the Stock on the date of grant. The exercise or purchase price of the Stock issuable pursuant to any Option granted under this Section and any withholding obligation under applicable tax laws shall be paid in cash or any one or combination of (i) cash, (ii) a check payable to the order of the Corporation, (iii) the delivery of shares of Stock, provided that any such shares used in payment shall have been owned by the Participant at least six months prior to the date of exercise or (iv) notice and third party payment to the Corporation prior to any issue of Stock and otherwise in accordance with all applicable legal requirements in such manner as may be authorized by the Committee for all Participants. In the case of a payment by the means described in clause (iii) above, the Stock to be so delivered shall be determined by reference to the Fair Market Value of the Stock on the date as of which the payment is made.

(3)    Option Period and Exercisability.  Each Option granted under this Section 9 and all rights or obligations thereunder shall expire 10 years after the date of grant and shall be subject to earlier termination as provided below. Except as provided in Sections 9(e) and (g), each Option granted under this Section 9 shall become exercisable in four equal annual installments on the first four anniversaries of the date of the grant.

(4)    Termination of Directorship.  If a Non-Employee Director’s services as a member of the Board of Directors terminate by reason of death or disability (the inability of the Non-Employee Director to continue to perform his or her duties as determined by the Committee), an Option granted pursuant to this Section held by such Participant shall immediately become and shall remain fully exercisable for one year after the date of such termination or until the expiration of the stated term of such Option, whichever first occurs. If a Non-Employee Director’s services as a member of the Board of Directors terminate by reason of retirement (which may include a director’s resignation if the Board or the Committee designates such resignation as a retirement), an Option granted pursuant to this Section held by such Participant shall immediately become and shall remain fully exercisable for three years after the date of such termination or until the expiration of the stated term of such Option, whichever first occurs. If a Non-Employee Director’s services as a member of the Board of Directors terminate for any other reason, any portion of an Option granted pursuant to this Section 9 that is not then exercisable shall terminate and any portion of such Option that is then exercisable may be exercised for three months after the date of such termination or until the expiration of the stated term, whichever first occurs.

(5)    Adjustments.  Options granted under this Section 9 shall be subject to adjustment as provided in Section 7.

(6)    Acceleration upon a Change of Control.  Immediately prior to the occurrence of a Change of Control, each Option granted under this Section 9 shall become and shall remain fully exercisable for one year after the date of such Change of Control or until the expiration of the stated term of such Option, whichever first occurs. To the extent that any Option granted under this Section 9 is not exercised before (i) a dissolution of the Corporation or (ii) a merger or other corporate event that the Corporation does not survive, and no provision is (or consistent with the provisions of this Section 9 can be) made for the assumption, conversion, substitution or exchange of the Option, the Option shall terminate upon the occurrence of such event.

SECTION 10.    Non-Employee Director Stock Units.

Subject to the provisions of this Plan and such rules and procedures as the Committee or the Board may establish from time to time, any Non-Employee Director may irrevocably elect to defer or receive in Director Stock Units all or a portion of the Retainer and/or fees payable to the Non-Employee Director for services on the Board of Directors and its committees or for attendance at Board meetings or committee meetings. The specific terms, conditions and provisions for each Director Stock Unit Award and elections (and of deferred compensation stock unit accounts under the Deferral Plan that have been converted into Director Stock Unit Accounts under this Plan) are set forth in Appendix A to this Plan, incorporated herein and in each Award Agreement under this Section 10 by this reference. Notwithstanding anything to the contrary in the provisions of Appendix A to this Plan, the Director Stock Unit Account of each Non-Employee Director who is a Participant in the Catellus Development Corporation 2000 Performance Award Plan (the “2000 Plan”) as of the date of the 2003 annual meeting of the Corporation’s stockholders is transferred to and merged into a Director Stock Unit Account under this Plan for such Participant as of such date and shall be governed the terms of this Plan; provided, however, that any deferral election, distribution election and beneficiary designation made by any Participant under the 2000 Plan shall apply with respect to such Participant’s participation under this Plan unless and until changed in accordance with the terms of this Plan. The Director Stock Units transferred to this Plan from the 2000 Plan as a result of such transfer and merger shall count against the share limit under the 2000 Plan, and any additional Director Stock Units credited to a Participant’s Director Stock Unit Account under this Plan thereafter, either with respect to deferral elections or as Dividend Equivalents, shall count against the share limit under this Plan.

SECTION 11.    Amendment and Termination of This Plan and Award Agreements.

The Board of Directors may at any time amend, suspend or discontinue this Plan, subject to any stockholder approval that may be required under applicable law. The Board or the Committee may at any time alter or amend any or all Award Agreements under this Plan in any manner that would be authorized for a new Award under this Plan including, but not limited to, any manner set forth in Section 8(d) (subject to any applicable limitations thereunder and any applicable Code Section 162(m) considerations). Notwithstanding the foregoing, no such action by the Board or a Committee shall, in any manner adverse to a Participant (other than as expressly permitted by the terms of an Award Agreement and Section 7), affect any Award then outstanding and evidenced by an Award Agreement, without the Participant’s written consent (or the written consent of the Beneficiary who has become entitled to an Award).

SECTION 12.    Miscellaneous.

(a)    Unfunded Plans.  This Plan shall be unfunded. Neither the Corporation nor the Board of Directors nor the Committee shall be required to segregate any assets that may at any time be represented by Awards made pursuant to this Plan. Neither the Corporation, the Committee, nor the Board of Directors shall be deemed to be a trustee of any amounts to be paid or securities to be issued under this Plan. To the extent that a Participant, Beneficiary or other person acquires a right to receive payment pursuant to any Award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

(b)    Rights of Employees and Officers and Other Participants.

(1)    No Right to an Award.  Status as an Employee or an Officer shall not be construed as a commitment that any one or more Awards will be made under this Plan to an Employee or Officer or to Employees or Officers generally. Status as a Participant shall not entitle the Participant to any additional Award.

(2)    No Assurance of Employment.  Nothing contained in this Plan (or in any other documents related to this Plan or to any Award) shall confer upon any Employee or Participant any right to continue in the employ or other service of the Corporation or any Subsidiary or constitute any contract (of employment or otherwise) or limit in any way the right of the Corporation or any Subsidiary to change a person’s compensation or other benefits or to terminate the employment of a person with or without cause, at any time and with or without advance notice, but, nothing contained in this Plan or any document related hereto shall adversely affect any independent contractual right of such person without his or her consent thereto.

(c)    Effective Date; Duration.  This Plan has been adopted by the Board of Directors of the Corporation and became effective upon approval of the stockholders of the Corporation at the annual meeting held on [            , 2003]. This Plan shall remain in effect until any and all Awards under this Plan have been exercised, converted or terminated under the terms of this Plan and applicable Award Agreements. Notwithstanding the foregoing, no Award may be granted under this Plan after [May             , 2013]. Any Award granted prior to such date may be amended after such date in any manner that would have been permitted prior to such date, except that no such amendment shall increase the number of shares subject to, comprising or referenced in such Award.

(d)    Compliance with Laws.  This Plan, Award Agreements, and the grant, exercise, conversion, operation and vesting of Awards, and the issuance and delivery of shares of Stock and/or other securities or property or the payment of cash under this Plan, Awards, or Award Agreements, are subject to compliance with all applicable federal and state laws, rules and regulations (including, but not limited to, state and federal insider trading, registration, reporting and other securities laws and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. Any securities delivered under this Plan shall be subject to such restrictions (and the person acquiring such securities shall, if requested by the Corporation, provide such evidence, assurance and representations to the Corporation as to compliance with any thereof) as the Corporation may deem necessary or desirable to assure compliance with all applicable legal requirements.

(e)    Applicable Law.  This Plan, Award Agreements and any related documents and matters shall be governed in accordance with the laws of the State of California, except as to matters of Federal law.

(f)    Nonexclusivity of Plan.  Nothing in this Plan shall limit or be deemed to limit the authority of the Corporation, the Board or the Committee to grant awards or authorize any other compensation, with or without reference to the Stock, under any other plan or authority.

(g)    Severability.  In case any provision in this Plan shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions, or of such provision in any other jurisdiction, shall not in any way be affected or impaired thereby.

APPENDIX A

CATELLUS DEVELOPMENT CORPORATION

TERMS AND PROVISIONS

APPLICABLE TO DIRECTOR STOCK UNIT AWARDS

2003 PERFORMANCE AWARD PLAN SECTION 10

These Terms supplement the terms of the 2003 Performance Award Plan (the “2003 Plan”) and shall apply to any deferral election made under Section 10 of the 2003 Plan, to the same extent as if included therein. These Terms also are incorporated by reference in the applicable Director Stock Unit Award Agreement.

1.    Eligibility.  All Non-Employee Directors are eligible to elect irrevocably to defer all or a portion of their Retainer or Meeting Fees or both and instead receive Director Stock Units pursuant to Section 10 of the 2003 Plan and these Terms. An eligible director who satisfies these requirements and who executes a Director Stock Unit Award Agreement will be considered a “Participant” for purposes of these Terms and the 2003 Plan.

2.    Timing of Deferral Election.

(a)    Ongoing Elections.  A Non-Employee Director may irrevocably elect to defer a portion of his or her Retainer for services to be rendered during the following calendar year in Director Stock Units by making an election on or before the December 31 preceding such calendar year, in accordance with procedures established by the Committee. A Non-Employee Director may also irrevocably elect to defer a portion of his or her fees for service on Board committees or for attendance at Board meetings or committee meetings during a calendar year by making an election on or before the December 31 preceding such calendar year, in accordance with procedures established by the Committee. The Committee may permit any Non-Employee Director who first becomes a Non-Employee Director Plan on or after the first day of any calendar year to make a Stock Unit deferral election within 30 days following the date that he or she becomes a Non-Employee Director. All elections shall be in writing in the form of Schedule 1 or such other form as provided by the Committee.

(b)    Installments Available.  The portions of the Retainer and other fees subject to deferral under Section 2(b) of these Terms shall be limited to increments of 25%, 50%, 75%, or 100%.

3.    Stock Units; Stock Unit Accounts.

(a)    Crediting to Stock Unit Accounts.  If a Participant elects to defer a portion of his or her Retainer, the Corporation shall, as of the beginning of the year in which the Retainer will be earned (or, in the case of a Participant who is first elected to the Board, as of the date of his or her election) credit the Director’s Stock Unit Account with a number of Stock Units determined by dividing the applicable deferred portion of the Participant’s Retainer by 90% of the Fair Market Value of a share of Common Stock on the date of the Award. If a Participant elects to defer a portion of his or her Board meeting or committee meeting fees (collectively, the “Meeting Fees”), the Corporation shall, as of the last day of the calendar year in which the fees are earned, credit the Director’s Stock Unit Account with a number of Stock Units determined by dividing the applicable deferred portion of the Participant’s fees by 90% of the Fair Market Value of a share of Common Stock on such date. Meeting Fees with respect to Board or committee meetings will be considered to be earned in the calendar year in which the applicable meeting begins. A Participant’s Stock Unit Account shall consist of such subaccounts as are necessary or convenient (the “Distribution Subaccounts”) to separately account for deferred Retainers and Meeting Fees, for deferrals in different years and for Dividend Equivalents (as defined below) thereon which are subject to different vesting provisions or distribution elections.

(b)    Statements.  The Corporation shall submit to each Participant, within 120 days after the close of each calendar year, a statement in such form as the Committee or its delegate deems desirable setting forth the balance of each Participant’s Director Stock Unit Account.

4.    Vesting of Stock Units.

(a)    Vesting.  Director Stock Units credited to a Directors Stock Unit Account (other than Director Stock Units representing Dividend Equivalents which are only credited to already vested Director Stock Units) for the calendar year with respect to a Participant’s deferred Retainer shall proportionately vest on a per diem basis assuming a 365-day year and shall fully vest at the end of the applicable calendar year. Director Stock Units credited to a Directors Stock Unit Account with respect to deferred committee or meeting fees shall at all times be fully vested. Units representing Dividend Equivalents shall at all times be fully vested.

(b)    Acceleration of Vesting of Accounts.  The vesting of the rights of each Participant in respect of any unvested Director Stock Units for a calendar year shall be accelerated if a Participant ceases to be a member of the Board by reason of death or disability during the year.

5.    Limitations on Rights Associated with Units.  A Participant’s Director Stock Unit Account shall be a memorandum account on the books of the Corporation. The Director Stock Units credited to a Participant Director’s Stock Unit Account shall be used solely as a device for the determination of the number of shares of Common Stock to be distributed eventually to the Participant under the 2003 Plan. The Director Stock Units shall not be treated as property or as a trust fund of any kind. No Participant shall be entitled to any voting or other stockholder rights with respect to Director Stock Units granted, credited or vested under the 2003 Plan. The number of Director Stock Units credited and vested (and the Common Stock to which the Participant is entitled under the 2003 Plan) shall be subject to adjustment in accordance with Section 8 hereof and Section 7 of the 2003 Plan. These Terms shall create only a contractual obligation on the part of the Corporation as to such amounts and shall not be construed as creating a trust. The 2003 Plan, in and of itself, has no assets. A Participant shall have only the rights of a general unsecured creditor of the Corporation with respect to amounts credited and rights no greater than the right to receive the Common Stock (or equivalent value) as a general unsecured creditor.

6.    Dividend Equivalent Credits to Stock Unit Account.  As of the applicable dividend payment date (“Award Date”), a Participant’s Stock Unit Account shall be credited with additional Director Stock Units in an amount equal to (x) the amount of the Dividend Equivalents representing dividends paid on that number of shares equal to the aggregate Director Stock Units vested in the Participant’s Director Stock Unit Account as of that date divided by (y) 90% of the Fair Market Value of a share of Common Stock as of that date.

7.    Distribution of Benefits.

(a)    Time and Manner of Distribution.  With respect to an election filed for Retainers, Meeting Fees and/or other fees earned after 2003, a Participant shall be entitled to receive a distribution of the vested amount deferred under such election (together with Dividend Equivalents credited pursuant to Section 8) in accordance with the Participant’s election made pursuant to the Participant’s Award Agreement in substantially the form of Schedule 1.

(b)    Change in the Manner of Distribution.  Subject to Section 12(a), a Participant may change the manner of any distribution election from a lump sum to annual installments over a period of up to five years (or vice versa) made with respect to any Retainer, Meeting Fees or other fee deferred under Section 2(b) by filing a new election with the Committee; provided, however, that no such election shall be effective until 12 months after such election is filed with the Committee, nor made with respect to any Distribution Subaccount after benefits with respect to such Distribution Subaccount have commenced. An election made pursuant to this Section 7(b) shall not affect the date of the commencement of benefits.

(c)    Change in Election of Timing of Distribution.  Subject to Section 12(a), a Participant may elect to accelerate or further defer the commencement of any distribution with respect to the Retainer, Meeting Fees or other fee deferred under Section 2(b), for any calendar year by filing a new election with the Committee;

provided, however, that no such election shall be effective until 12 months after such election is filed with the Committee, nor made with respect to any Distribution Subaccount after benefits with respect to such Distribution Subaccount have commenced; further provided that no such new election shall be valid if it would not have been valid had it been made as the Participant’s initial election. An election made pursuant to this Section 7(c) shall not affect the manner (i.e., lump sum versus installments) of distribution.

(d)    Effect of Death, Disability, Retirement, or Change in Control.  Notwithstanding Sections 7(a), (b), (c) and (d), if a Participant dies or becomes disabled, or a Change in Control shall occur and the Participant’s service as a Director shall terminate, the Participant’s Director Stock Unit Accounts to the extent then credited and whether or not then vested for the remainder of the then current calendar year shall be fully vested and shall be distributed immediately in a lump sum.

(e)    Form of Distribution.  Director Stock Units credited to an Eligible Director’s Distribution Subaccounts shall be distributed in an equivalent whole number of shares of the Corporation’s Common Stock. Fractions shall be disregarded in connection with any distribution, but may be accumulated. Notwithstanding anything else contained herein to the contrary, if the number of Units remaining in the Director Stock Unit Account is less than 100, then the remaining balance shall be distributed in a lump sum.

8.    Adjustments in Case of Changes in Common Stock.  If any stock dividend, stock split, recapitalization, merger, consolidation, combination or other reorganization, exchange of shares, sale of all or substantially all of the assets of the Corporation, split-up, split-off, spin-off, extraordinary redemption, liquidation or similar change in capitalization or any distribution to holders of the Corporation’s Common Stock (other than cash dividends and cash distributions) shall occur, proportionate and equitable adjustments consistent with the effect of such event on stockholders generally (but without duplication of benefits if Dividend Equivalents are credited) shall be made in the number and type of shares of Common Stock or other securities, property and/or rights contemplated hereunder and of rights in respect of Director Stock Units and Director Stock Unit Accounts credited under the 2003 Plan so as to preserve the benefits intended.

9.    Corporation’s Right to Withhold.  The Corporation shall satisfy any income tax withholding obligation arising upon distribution of a Participant’s Stock Unit Account by reducing the number of shares of Common Stock otherwise deliverable to the Participant. The appropriate number of shares required to satisfy such tax withholding obligation in the case of Stock Units will be based on the Fair Market Value of a share of Common Stock on the day prior to the date of distribution. If the Corporation, for any reason, cannot satisfy the withholding obligation in accordance with the preceding sentence, the Participant shall pay or provide for payment in cash of the amount of any taxes which the Corporation may be required to withhold with respect to the benefits hereunder.

10.    Limitation on Eligible Directors.  Participation in the 2003 Plan shall not give any person the right to continue to serve as a member of the Board or any rights or interests other than as herein provided.

11.    Beneficiaries.

(a)    Beneficiary Designation.  Upon forms provided by and subject to conditions imposed by the Corporation, each Participant may designate in writing the Beneficiary or Beneficiaries (as defined in Section 8.2(b)) whom such Participant desires to receive any amounts payable under the 2003 Plan after his or her death. The Corporation and the Committee may rely on the Participant’s designation of a Beneficiary or Beneficiaries last filed in accordance with the terms of the 2003 Plan.

(b)    Definition of Beneficiary.  A Participant’s “Beneficiary” or “Beneficiaries” shall be the person, persons, trust or trusts (or similar entity) designated by the Participant or, in the absence of a designation, entitled by will or the laws of descent and distribution to receive the Participant’s benefits under the 2003 Plan in the event of the Participant’s death, and shall mean the Participant’s executor or administrator if no other Beneficiary is identified and able to act under the circumstances.

12.    Other Provisions.

(a)    Irrevocability of Payout Elections.  Subject to Section 8 of the 2003 Plan, a Participant may, subject to the approval of the Committee, prospectively change an election under Section 7(a) or (b) by a subsequent election that will take effect at least 12 months after the subsequent election is received by the Corporation if, in the opinion of counsel to the Corporation, the subsequent election would not adversely affect the efficacy of deferrals under the Code in respect of other Participants in the 2003 Plan. Notwithstanding the preceding sentence, a Participant shall not be permitted to change an election with respect to any Distribution Subaccount from which benefits have commenced to be distributed.

(b)    Notices.  Any notices to be given under the terms of the 2003 Plan, these Terms or a Stock Unit Award Agreement shall be in writing and addressed to the Corporation at its principal executive office, to the attention of the Corporate Secretary and to the Participant at the address given beneath the Participant’s signature on the Stock Unit Award Agreement or to his or her last address of record in the records of the Corporation.

(c)    Amendments.  The Board shall have the right to amend these Terms in whole or in part from time to time, subject to Section 8 of the 2003 Plan.

(d)    Governing Law; Severability.  The validity of these Terms or any of its provisions and provisions of Stock Unit Award Agreements shall be construed, administered and governed in all respects under and by the laws of the State of California. If any provisions of these Terms shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions shall continue to be fully effective.

(e)    Compliance with Laws.  The 2003 Plan, these Terms, and the offer, issuance and delivery of shares of Common Stock through the deferral of compensation under the 2003 Plan are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law) and to such approvals by any listing, agency or regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. Any securities delivered under the 2003 Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Corporation, provide such assurances and representations to the Corporation as the Corporation may deem necessary or desirable to assure compliance with all applicable securities laws and other legal requirements.

(f)    Restrictions on Transfer.  Neither the Stock Units, nor any interest therein, nor amount payable or Common Stock deliverable in respect thereof, may be sold, assigned, transferred, pledged or otherwise disposed of, alienated or encumbered, either voluntarily or involuntarily, other than by will or the laws of descent and distribution. This restriction on exercise and transfer shall not be deemed to prohibit, to the extent permitted by the Committee, transfers without consideration for estate and financial planning purposes. Common Stock issued upon payment of a Director Stock Unit Account shall be subject to only such restrictions on transfer as may be necessary or advisable, in the opinion of legal counsel to the Corporation, to assure compliance with applicable securities laws.

Schedule 1

CATELLUS DEVELOPMENT CORPORATION

STOCK UNIT AWARD AGREEMENT

FOR NON-EMPLOYEE DIRECTORS

(DEFERRAL FOR 20         PLAN YEAR)

THIS DIRECTOR STOCK UNIT AWARD AGREEMENT (“AGREEMENT”) is dated as of the              day of             , 20            , between CATELLUS DEVELOPMENT CORPORATION, a Delaware corporation (the “Corporation”), and              (the “Participant”).

In consideration of the services rendered and to be rendered by the Participant, the Corporation and the Participant agree as follows:

1.    Stock Unit Deferral Election.  The Participant hereby irrevocably elects to defer under Section 10 of the Corporation’s 2003 Performance Award Plan (the “Plan”) the following percentage(s) of the Retainer(s) and/or Meeting Fees that will become payable to the Participant for services to be rendered during the year commencing January 1,              (the “Plan Year”) (fill in percentage and initial your election):

Retainer	% (Fill in 0%, 25%, 50%, 75% or 100%)

Meeting Fees	% (Fill in 0%, 25%, 50%, 75% or 100%)

Chairman’s Retainer	% (Fill in 0%, 25%, 50%, 75% or 100%)

Such amounts shall be credited in Stock Units in accordance with Section 10 of the Plan. Capitalized terms not otherwise defined herein shall have the meaning assigned to such terms in the Plan.

2.    Timing and Manner of Distribution of Stock Units.  Participant hereby further irrevocably elects to receive a distribution of his or her vested Stock Units deferred, in accordance with the choice indicated below (check one and initial the option you choose):

[ ]	A single lump sum deliverable on the January 1 following his or her termination of service on the Board; or

[ ]	Substantially equal annual installments over [specify number, not to exceed five] years commencing on the January 1 following his or her termination of service on the Board; or

[ ]	A single lump sum deliverable on the earlier of January 1, [fill in a year that is not less than three years after the Plan Year 1]or on the January 1 following his or her termination of service on the Board; or

[ ]	Substantially equal annual installments over [specify number, not to exceed five] years commencing on the earlier of January 1, [fill in a year that is not less than three years after the Plan Year] or on the January 1 following his or her termination of service on the Board; or

[ ]	A single lump sum deliverable on the later of January 1, [fill in a year that is not less than three years after the Plan Year] or on the January 1 following his or her termination of service on the Board; or

[ ]	Substantially equal annual installments over [specify a number, not to exceed five] commencing on the later of January 1, [fill in a year that is not less than three years after the Plan Year] or on the January 1 following his or her termination of service on the Board.

Distributions will be made on or as soon as administratively practicable after the specified delivery date.

3.    General Terms.  The deferral in and vesting of Stock Units and this Agreement are subject to, and the Corporation and the Participant agree to be bound by, the applicable provisions of the Plan, incorporated herein by this reference. The Participant acknowledges receiving a copy of the Plan and understanding its applicable provisions. Provisions of the Plan that grant further discretionary authority to the Corporation, the Board or the Committee shall not create any rights in the Participant, unless such rights are expressly set forth herein.

4.    Effect of Agreement.  This Agreement shall only be effective with respect to the Retainer and fees for the Plan Year. The Participant and the Corporation must enter into a separate Stock Unit Award Agreement in order to provide for the deferral of any Retainer or Meeting Fees in respect of future calendar years.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first written above.

CATELLUS DEVELOPMENT CORPORATION

“Corporation”

By:

Title:

PARTICIPANT

                (Signature)

                (Print Name)

                (Address)

                (City, State, Zip Code)

                (Social Security Number)

CONSENT OF SPOUSE

In consideration of the execution of the foregoing Director Stock Unit Award Agreement, I,             , the spouse of the Participant herein named, do hereby join with my spouse in executing the Agreement and do hereby agree to be bound by all of the terms and provisions thereof and of the Plan and the General Provisions.

DATED:             , 20

                            Signature of Spouse

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware Corporate Law. Under Delaware General Corporation Law, which we refer to as Delaware Corporate Law, directors may be indemnified for liabilities incurred in connection with specified actions (other than any action brought by or in the right of the corporation), if they acted in good faith and in a manner they reasonably believed to be in and not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The same standard of conduct is applicable for indemnification in the case of derivative actions brought by or in the right of the corporation, except that in such cases Delaware Corporate Law authorizes indemnification only for expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such cases. Moreover, Delaware Corporate Law requires court approval before there can be any such indemnification where the person seeking indemnification has been found liable to the corporation in a derivative action. To the extent that a present or former director or officer has been successful in defense of any action, suit or proceeding, Delaware Corporate Law provides for indemnification of such person for expenses (including attorneys’ fees). Delaware Corporate Law states expressly that the indemnification provided by or granted pursuant to Delaware Corporate Law is not deemed exclusive of any non-statutory indemnification rights existing under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise

Catellus REIT Charter.    The amended and restated certificate of incorporation of Catellus REIT (which we refer to as the Catellus REIT Charter) will provide that no director shall be liable to Catellus REIT or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (c) under section 174 of Delaware Corporate Law (concerning unlawful payment of dividend or unlawful stock purchase or redemption), or (d) for any transaction from which the directors derived an improper personal benefit. If Delaware Corporate Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors of Catellus REIT shall be eliminated or limited to the fullest extent permitted by Delaware Corporate Law, as so amended. No amendment of the Catellus REIT Charter or repeal of its provisions will limit the benefits provided to directors under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

Catellus REIT Bylaws.    The amended and restated bylaws of Catellus REIT will provide that Catellus REIT will indemnify any present or former director and officer, whether serving or having served Catellus REIT, or at its request, any other entity, to the fullest extent permitted under Delaware law, against expenses (including attorneys’ fees) reasonably incurred or suffered by such person in connection any action, suit or proceeding. However, any such person seeking indemnification in connection with a proceeding initiated by such person shall be indemnified only if such proceeding was authorized by the board of directors of Catellus REIT. The amended and restated bylaws also provides that Catellus REIT will pay incurred expenses in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by Catellus REIT. The amended and restated bylaws will also provide that Catellus REIT may enter into indemnification agreements indemnifying each of its directors and officers to the fullest extent permitted by Delaware law.

Partnership Agreement of the Operating Partnership.    The amended and restated agreement of limited partnership of the Operating Partnership will provide for indemnification of Catellus REIT, its sole general partner, its directors and officers and such other persons as the general partner may from time to time designate against any judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with the preceding unless it is established that (i) the act or omission of the indemnitee was material to the matter giving rise to the preceding and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnitee actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Catellus REIT will maintain directors and officers liability insurance coverage for its directors and officers providing coverage for damages, judgments, settlements, defense costs, charges and expenses incurred by reason of any actual or alleged breach of duty, error, misstatement, misleading statement or omission done or made in their capacities as directors and/or officers of Catellus REIT.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Description
2.1*	Agreement and Plan of Merger dated , 2003, by and among Catellus, Registrant and Catellus Operating Limited Partnership (“Merger Agreement”) is included as Annex A to this proxy statement/prospectus that is part of this Registration Statement.

3.1	Certificate of Incorporation of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion) dated March 28, 2003.

3.2	Form of Restated Certificate of Incorporation of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion) is included as Annex B-1 to this proxy statement/prospectus that is part of this Registration Statement.

3.3	Bylaws of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion).

3.4	Form of Amended and Restated Bylaws of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion) are included as Annex B-2 to this proxy statement/prospectus that is part of this Registration Statement.

4.1*	Form of Common Stock Certificate.

4.2	Purchase and Sale Agreement dated December 12, 2001 between Catellus and CalPERS. (Incorporated by reference to Exhibit 99.1 to Catellus’ Form 8-K filed with the SEC on December 13, 2001.)

5.1*	Form of Opinion of O’Melveny & Myers LLP regarding legality of the securities being registered.

8.1*	Form of Opinion of Goodwin Procter LLP regarding the qualification of Registrant as a REIT and certain tax matters.

10.1	Agreement of Limited Partnership of Catellus Operating Limited Partnership dated April 10, 2003.

10.2	Form of Amended and Restated Agreement of Limited Partnership of Catellus Operating Limited Partnership is included as Annex C to this proxy statement/prospectus that is part of this Registration Statement.

10.3	Loan Agreement by and between Catellus Finance 1, L.L.C. (“Catellus Finance”), and Prudential Mortgage Capital Company, Inc., dated as of October 26, 1998 (the “Loan Agreement”). (Incorporated by reference to Exhibit 4.3 to Catellus’ Form 10-K for the year ended December 31, 1998.)

10.4	First Amendment to Loan Agreement, dated as of January 11, 2001, by and among Catellus Finance, LaSalle Bank National Association, as trustee (“LaSalle”), certain certificate holders and Prudential Insurance Company of America, as servicer (“Prudential”). (Incorporated by reference to Exhibit 10.2 to Catellus’ Form 10-K for the year ended December 31, 2002 (the “2002 10-K”).)

10.5	Second Amendment to Loan Agreement, dated as of February 8, 2001, by and among Catellus Finance, LaSalle, certain certificate holders and Prudential. (Incorporated by reference to Exhibit 10.3 to the 2002 10-K.)

10.6	[Third] Amendment to Loan Agreement, dated as of August 27, 2002, by and among Catellus Finance, LaSalle, certain certificate holders and Prudential. (Incorporated by reference to Exhibit 10.4 to the 2002 10-K.)

10.7	Fourth Amendment to Loan Agreement, dated as of December 23, 2002, by and among Catellus Finance, LaSalle, certain certificate holders and Prudential. (Incorporated by reference to Exhibit 10.5 to the 2002 10-K.)

Exhibit Number	Description
10.8	Loan Agreement (Pool A), dated as of March 28, 2002, by and between Catellus and Teachers Insurance and Annuity Association of America (“Teachers”). (Incorporated by reference to Exhibit 10.6 to the 2002 10-K.)

10.9	First Amendment to Loan Agreement (Pool A), dated as of July 23, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.7 to the 2002 10-K.)

10.10	Second Amendment to Loan Agreement (Pool A), dated as of November 15, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.8 to the 2002 10-K.)

10.11	Loan Agreement (Pool B), dated as of March 28, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.9 to the 2002 10-K.)

10.12	First Amendment to Loan Agreement (Pool B), dated as of July 23, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.10 to the 2002 10-K.)

10.13	Second Amendment to Loan Agreement (Pool B), dated as of November 15, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.11 to the 2002 10-K.)

10.14	Restated Tax Allocation and Indemnity Agreement dated December 29, 1989, by and among Catellus and certain of its subsidiaries and Santa Fe Pacific Corporation. (Incorporated by reference to the exhibits to Form 10.)

EXECUTIVE COMPENSATION PLANS OR ARRANGEMENTS (Exhibits 10.15 – 10.35)

10.15	The Amended and Restated 1991 Stock Option Plan. (Incorporated by reference to Exhibit 10.7 to Catellus’ Form 10-K for the year ended December 31, 1997 (the “1997 10-K”).)

10.16	Amendment to Amended and Restated 1991 Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.4 to Catellus’ Form 10-Q for the quarter ended September 30, 2001 (the “2001 third quarter 10-Q”).)

10.17	The Amended and Restated 1995 Stock Option Plan. (Incorporated by reference to Exhibit 10.13 to the 1997 Form 10-K.)

10.18	Amendment to Amended and Restated 1995 Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.5 to the 2001 third quarter 10-Q.)

10.19	The Amended and Restated Executive Stock Option Plan. (Incorporated by reference to Exhibit 10.8 to the 1997 Form 10-K.)

10.20	Amendment to Amended and Restated Executive Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.6 to the 2001 third quarter 10-Q.)

10.21	The Amended and Restated 1996 Performance Award Plan. (Incorporated by reference to Exhibit 10.14 to Catellus’ Form 10-Q for the quarter ended March 31, 1999.)

10.22	Amendment to Amended and Restated 1996 Performance Award Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.7 to the 2001 third quarter 10-Q.)

10.23	The 2000 Performance Award Plan. (Incorporated by reference to Appendix A to Catellus’ proxy statement filed with the SEC on Schedule 14A on March 31, 2000.)

10.24	Amendment to 2000 Performance Award Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.8 to 2001 third quarter 10-Q.)

10.25	Form of Amendment to 2000 Performance Award Plan is included as Annex F to this proxy statement/prospectus that is part of this Registration Statement.

Exhibit Number	Description
10.26	Form of 2003 Performance Plan is included as Annex G to this proxy statement/prospectus that is part of this Registration Statement.

10.27	Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.21 to the 1997 Form 10-K.)

10.28	First Amendment to Deferred Compensation Plan, effective as of January 1, 2002. (Incorporated by reference to Exhibit 10.8B to Catellus’ Form 10-Q for the quarter ended March 31, 2002.)

10.29	Second Amendment to Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.1 to Catellus’ Form 10-Q for the quarter ended June 30, 2002.)

10.30	Third Amended and Restated Employment Agreement between Catellus and Nelson C. Rising, dated as of December 24, 2001. (Incorporated by reference to Exhibit 10.10 to Catellus’ Form 10-K for the year ended December 31, 2001.)

10.31	Memorandum of Understanding regarding Employment between Catellus and Timothy J. Beaudin, dated February 7, 2001. (Incorporated by reference to Exhibit 10.14 to the 2001 third quarter 10-Q.)

10.32	Memorandum of Understanding regarding Employment between Catellus and C. William Hosler, dated February 7, 2001. (Incorporated by reference to Exhibit 10.11 to the 2000 Form 10-K.)

10.33	Memorandum of Understanding regarding Employment between Catellus and Vanessa L. Washington, dated as of December 12, 2001. (Incorporated by reference to Exhibit 10.29 to the 2002 10-K.)

10.34	Amendment to Memorandum of Understanding regarding Employment between Catellus and Vanessa L. Washington, dated as of October 4, 2002. (Incorporated by reference to Exhibit 10.30 to the 2002 10-K.)

10.35**	Letter Agreement regarding Employment between Catellus and Paul A. Lockie, dated January 29, 1996.

11.1*	Statement regarding Computation of Per Share Earnings.

21.1*	Schedule of Subsidiaries and Joint Ventures of the Registrant.

23.1*	Consent of O’Melveny & Myers LLP is included in Exhibit 5.1 above.

23.2*	Consent of Goodwin Procter LLP is included in Exhibit 8.1 above.

23.3	Consent of PricewaterhouseCoopers LLP.

23.4**	Consent of Morgan Stanley & Co. Incorporated.

24.1***	Powers of Attorney.

99.1	Fairness Opinion of Morgan Stanley & Co. Incorporated is included as Annex D to the proxy statement/prospectus that is part of this Registration Statement.

*	To be filed by amendment.
**	Previously filed as an exhibit to the Registrant’s registration statement on Form S-4 (File No. 333-104965) filed with the Commission on May 2, 3003.
***	Previously included on the signature page to the Registrant’s registration statement on Form S-4 (File No. 333-104965) filed with the Commission on May 2, 2003.

The Registrant has omitted instruments entered into by Catellus with respect to long-term debt where the total amount of the securities authorized thereunder does not exceed 10 percent of the assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of such instruments to the Commission upon request.

ITEM 22.    UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)  The undersigned registrant hereby undertakes as follows:

(1)	that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

(2)	that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)  The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f)  The undersigned registrant hereby undertakes:

(1)

to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Catellus SubCo, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on June 13, 2003.

CATELLUS SUBCO, INC.

By:	/s/ NELSON C. RISING
Nelson C. Rising Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of Catellus SubCo, Inc. and in the capacities on June 13, 2003.

Signature	Title

/s/ NELSON C. RISING Nelson C. Rising	Chief Executive Officer (Principal Executive Officer)

/s/ C. WILLIAM HOSLER C. William Hosler	Vice President of Finance (Principal Financial Officer)

/s/ PAUL A. LOCKIE Paul A. Lockie	Vice President and Controller (Principal Accounting Officer)

* Joseph F. Alibrandi	Director

* Stephen F. Bollenbach	Director

* Daryl J. Carter	Director

* Richard D. Farman	Director

* Christine Garvey	Director

* William M. Kahane	Director

* Leslie D. Michelson	Director

* Deanna W. Oppenheimer	Director

* Nelson C. Rising	Director

* Thomas M. Steinberg	Director

* Cora M. Tellez	Director

*By:	/s/ Vanessa L. Washington
Vanessa L. Washington Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
2.1*	Agreement and Plan of Merger dated , 2003, by and among Catellus, Registrant and Catellus Operating Limited Partnership (“Merger Agreement”) is included as Annex A to this proxy statement/prospectus that is part of this Registration Statement.

3.1	Certificate of Incorporation of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion) dated March 28, 2003.

3.2	Form of Restated Certificate of Incorporation of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion) is included as Annex B-1 to this proxy statement/prospectus that is part of this Registration Statement.

3.3	Bylaws of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion).

3.4	Form of Amended and Restated Bylaws of Registrant (to be renamed Catellus Development Corporation in connection with the REIT conversion) are included as Annex B-2 to this proxy statement/prospectus that is part of this Registration Statement.

4.1*	Form of Common Stock Certificate.

4.2	Purchase and Sale Agreement dated December 12, 2001 between Catellus and CalPERS. (Incorporated by reference to Exhibit 99.1 to Catellus’ Form 8-K filed with the SEC on December 13, 2001.)

5.1*	Form of Opinion of O’Melveny & Myers LLP regarding legality of the securities being registered.

8.1*	Form of Opinion of Goodwin Procter LLP regarding the qualification of Registrant as a REIT and certain tax matters.

10.1	Agreement of Limited Partnership of Catellus Operating Limited Partnership dated April 10, 2003.

10.2	Form of Amended and Restated Agreement of Limited Partnership of Catellus Operating Limited Partnership is included as Annex C to this proxy statement/prospectus that is part of this Registration Statement.

10.3	Loan Agreement by and between Catellus Finance 1, L.L.C. (“Catellus Finance”), and Prudential Mortgage Capital Company, Inc., dated as of October 26, 1998 (the “Loan Agreement”). (Incorporated by reference to Exhibit 4.3 to Catellus’ Form 10-K for the year ended December 31, 1998.)

10.4	First Amendment to Loan Agreement, dated as of January 11, 2001, by and among Catellus Finance, LaSalle Bank National Association, as trustee (“LaSalle”), certain certificate holders and Prudential Insurance Company of America, as servicer (“Prudential”). (Incorporated by reference to Exhibit 10.2 to Catellus’ Form 10-K for the year ended December 31, 2002 (the “2002 10-K”).)

10.5	Second Amendment to Loan Agreement, dated as of February 8, 2001, by and among Catellus Finance, LaSalle, certain certificate holders and Prudential. (Incorporated by reference to Exhibit 10.3 to the 2002 10-K.)

10.6	[Third] Amendment to Loan Agreement, dated as of August 27, 2002, by and among Catellus Finance, LaSalle, certain certificate holders and Prudential. (Incorporated by reference to Exhibit 10.4 to the 2002 10-K.)

10.7	Fourth Amendment to Loan Agreement, dated as of December 23, 2002, by and among Catellus Finance, LaSalle, certain certificate holders and Prudential. (Incorporated by reference to Exhibit 10.5 to the 2002 10-K.)

Exhibit Number	Description
10.8	Loan Agreement (Pool A), dated as of March 28, 2002, by and between Catellus and Teachers Insurance and Annuity Association of America (“Teachers”). (Incorporated by reference to Exhibit 10.6 to the 2002 10-K.)

10.9	First Amendment to Loan Agreement (Pool A), dated as of July 23, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.7 to the 2002 10-K.)

10.10	Second Amendment to Loan Agreement (Pool A), dated as of November 15, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.8 to the 2002 10-K.)

10.11	Loan Agreement (Pool B), dated as of March 28, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.9 to the 2002 10-K.)

10.12	First Amendment to Loan Agreement (Pool B), dated as of July 23, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.10 to the 2002 10-K.)

10.13	Second Amendment to Loan Agreement (Pool B), dated as of November 15, 2002, by and between Catellus and Teachers. (Incorporated by reference to Exhibit 10.11 to the 2002 10-K.)

10.14	Restated Tax Allocation and Indemnity Agreement dated December 29, 1989, by and among Catellus and certain of its subsidiaries and Santa Fe Pacific Corporation. (Incorporated by reference to the exhibits to Form 10.)

EXECUTIVE COMPENSATION PLANS OR ARRANGEMENTS (Exhibits 10.15 – 10.35)

10.15	The Amended and Restated 1991 Stock Option Plan. (Incorporated by reference to Exhibit 10.7 to Catellus’ Form 10-K for the year ended December 31, 1997 (the “1997 10-K”).)

10.16	Amendment to Amended and Restated 1991 Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.4 to Catellus’ Form 10-Q for the quarter ended September 30, 2001 (the “2001 third quarter 10-Q”).)

10.17	The Amended and Restated 1995 Stock Option Plan. (Incorporated by reference to Exhibit 10.13 to the 1997 Form 10-K.)

10.18	Amendment to Amended and Restated 1995 Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.5 to the 2001 third quarter 10-Q.)

10.19	The Amended and Restated Executive Stock Option Plan. (Incorporated by reference to Exhibit 10.8 to the 1997 Form 10-K.)

10.20	Amendment to Amended and Restated Executive Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.6 to the 2001 third quarter 10-Q.)

10.21	The Amended and Restated 1996 Performance Award Plan. (Incorporated by reference to Exhibit 10.14 to Catellus’ Form 10-Q for the quarter ended March 31, 1999.)

10.22	Amendment to Amended and Restated 1996 Performance Award Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.7 to the 2001 third quarter 10-Q.)

10.23	The 2000 Performance Award Plan. (Incorporated by reference to Appendix A to Catellus’ proxy statement filed with the SEC on Schedule 14A on March 31, 2000.)

10.24	Amendment to 2000 Performance Award Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.8 to 2001 third quarter 10-Q.)

10.25	Form of Amendment to 2000 Performance Award Plan is included as Annex F to this proxy statement/prospectus that is part of this Registration Statement.

Exhibit Number	Description
10.26	Form of 2003 Performance Plan is included as Annex G to this proxy statement/prospectus that is part of this Registration Statement.

10.27	Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.21 to the 1997 Form 10-K.)

10.28	First Amendment to Deferred Compensation Plan, effective as of January 1, 2002. (Incorporated by reference to Exhibit 10.8B to Catellus’ Form 10-Q for the quarter ended March 31, 2002.)

10.29	Second Amendment to Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.1 to Catellus’ Form 10-Q for the quarter ended June 30, 2002.)

10.30	Third Amended and Restated Employment Agreement between Catellus and Nelson C. Rising, dated as of December 24, 2001. (Incorporated by reference to Exhibit 10.10 to Catellus’ Form 10-K for the year ended December 31, 2001.)

10.31	Memorandum of Understanding regarding Employment between Catellus and Timothy J. Beaudin, dated February 7, 2001. (Incorporated by reference to Exhibit 10.14 to the 2001 third quarter 10-Q.)

10.32	Memorandum of Understanding regarding Employment between Catellus and C. William Hosler, dated February 7, 2001. (Incorporated by reference to Exhibit 10.11 to the 2000 Form 10-K.)

10.33	Memorandum of Understanding regarding Employment between Catellus and Vanessa L. Washington, dated as of December 12, 2001. (Incorporated by reference to Exhibit 10.29 to the 2002 10-K.)

10.34	Amendment to Memorandum of Understanding regarding Employment between Catellus and Vanessa L. Washington, dated as of October 4, 2002. (Incorporated by reference to Exhibit 10.30 to the 2002 10-K.)

10.35**	Letter Agreement regarding Employment between Catellus and Paul A. Lockie, dated January 29, 1996.

11.1*	Statement regarding Computation of Per Share Earnings.

21.1*	Schedule of Subsidiaries and Joint Ventures of the Registrant.

23.1*	Consent of O’Melveny & Myers LLP is included in Exhibit 5.1 above.

23.2*	Consent of Goodwin Procter LLP is included in Exhibit 8.1 above.

23.3	Consent of PricewaterhouseCoopers LLP.

23.4**	Consent of Morgan Stanley & Co. Incorporated.

24.1***	Powers of Attorney.

99.1	Form of Fairness Opinion of Morgan Stanley & Co. Incorporated is included as Annex D to the proxy statement/prospectus that is part of this Registration Statement.

*	To be filed by amendment.
**	Previously filed as an exhibit to the Registrant’s registration statement on Form S-4 (File No. 333-104965) filed with the Commission on May 2, 3003.
***	Previously included on the signature page to the Registrant’s registration statement on Form S-4 (File No. 333-104965) filed with the Commission on May 2, 2003.